CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

As confidentially submitted to the U.S. Securities and Exchange Commission on May 15, 2026. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

YPF Energía Eléctrica S.A.

(Exact Name of Registrant as Specified in its Charter)

YPF Electric Energy S.A.

(Translation of Registrant’s name into English)

Republic of Argentina	4911	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Juana Manso 1069, 5th floor

C1107CBU, City of Buenos Aires

Argentina

+54 (11) 5441-5400

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Cogency Global Inc.

122 East 42nd Street, 18th floor

New York, NY 10168

+1 (212) 947-7200

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Juan Francisco Mendez Alejandro de Ramon-Laca Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Adam Brenneman Milbank LLP 55 Hudson Yards New York, New York 10001-2163 (212) 530-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the U.S. Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

The information in this preliminary prospectus is not complete and may be changed. The selling shareholder may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED     , 2026

PRELIMINARY PROSPECTUS

Class    common shares, including Class    common shares represented by American Depositary Shares

YPF Energía Eléctrica S.A.

(incorporated in Argentina)

This is an initial public offering of the Class    common shares, par value Ps.    per share (the “Class    common shares”), of YPF Energía Eléctrica S.A., incorporated under the laws of Argentina. The selling shareholder named in this prospectus (the “selling shareholder”) is offering     Class    common shares, including Class    common shares represented by American depositary shares (“ADSs”). Each ADS represents    of our Class    common shares. We will not receive any proceeds from the sale of Class     common shares by the selling shareholder.

The selling shareholder is offering Class    common shares and ADSs in a global offering, which consists of (i) an international offering of Class    common shares, which may be represented by ADSs, in the United States and other countries outside Argentina (which we refer to as the “international offering”); and (ii) a concurrent public offering registered with the Argentine Securities Commission (Comisión Nacional de Valores or “CNV”) of Class    common shares in Argentina (which we refer to as the “Argentine offering” and, together with the international offering, the “global offering”). The international offering is being underwritten by the international underwriters named in this prospectus. In the Argentine offering, Class    common shares are being offered in Argentina through the Argentine placement agents, pursuant to a prospectus prepared in accordance with the laws of Argentina. The total number of Class    common shares in the international offering and the Argentine offering is subject to reallocation between these offerings. The closings of the international offering and the Argentine offering are conditioned upon each other.

Prior to this offering, there has been no public market for our Class    common shares or the ADSs. The estimated initial public offering price of the ADSs in the international offering is expected to be between US$  and US$    per ADS, and the estimated public offering price of the Class   common shares in the Argentine offering is expected to be between Ps.    and Ps.    per Class    common share or between US$  and US$  per Class    common share (based on the reference exchange rate published by the Central Bank on    , 2026, of Ps.    per US$1.00). We intend to apply to list the ADSs on the New York Stock Exchange (the “NYSE”) under the symbol “ .” In addition, we intend to apply to list and trade our Class      common shares in Argentina on the Bolsas y Mercados Argentinos S.A., or “BYMA” under the symbol “ .”

Upon consummation of this offering, we will have two classes of common shares: Class A common shares and Class    common shares. The rights of the holders of each class of our common shares will be identical, except with respect to voting, conversion, preemptive rights and transfer restrictions applicable to the Class A common shares. Each Class    common share will be entitled to one vote. Each Class A common share will be entitled to    votes and will be convertible into one Class    common share automatically upon transfer, subject to certain exceptions. Class A common shares will not be listed on any stock exchange and will not be publicly traded. Holders of Class A common shares and Class    common shares will vote together as a single class on all matters unless otherwise required by law and subject to certain exceptions set forth in our memorandum and articles of association.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

The selling shareholder has granted to the international underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of    additional Class    common shares, including Class    common shares represented by ADSs, at the public offering prices listed below, less the underwriting discounts and commissions.

We are an “emerging growth company” as defined in Section 2(a)(19) of the U.S. Securities Act of 1933, as amended, or the “Securities Act,” and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. In addition, for as long as we remain an emerging growth company, we will qualify for certain limited exceptions from the U.S. Sarbanes-Oxley Act of 2002. See “Risk Factors—Risks Relating to this Offering—As a foreign private issuer and an “emerging growth company,” we will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.”

After the global offering, we will be a “controlled company” under the corporate governance rules of the NYSE applicable to listed companies and therefore are permitted to elect not to comply with certain corporate governance requirements thereunder. See “Principal and Selling Shareholders.”

Investing in our Class   common shares or ADSs involves a high degree of risk. See “Risk Factors” beginning on page 22 of this prospectus for a description of certain material risks related to this offering.

	Per ADS	Per Class common share	Total
Initial public offering price	US$	US$	US$
Underwriting discount and commissions(1)	US$	US$	US$
Proceeds to the selling shareholder (before expenses)(2)	US$	US$	US$

(1)	See “Underwriting” for a description of all compensation payable to the international underwriters.
(2)	See “Expenses of the Offering” for a description of all expenses (other than underwriting discounts and commissions) payable in connection with this offering.

Neither the U.S. Securities and Exchange Commission (the “SEC”), the CNV nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect to deliver the ADSs to purchasers against payment in New York, New York, on or about     , 2026, through the book-entry facilities of The Depository Trust Company.

Global Coordinators

Goldman Sachs & Co. LLC	BofA Securities	Citigroup

The date of this prospectus is     , 2026.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Through and including     , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

None of us, the selling shareholder, the international underwriters, the Argentine placement agents nor any of our or their respective agents have authorized anyone to give any information or make any representation about this offering that is different from, or in addition to, that contained in the prospectus, the related registration statement, any free writing prospectus prepared by or on behalf of us or which we or the selling shareholder may refer to you. None of us, the selling shareholder, the international underwriters, the Argentine placement agents nor any of our or their respective agents will have or take responsibility and can provide no assurance as to the reliability of any other information that others may give you.

You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class     common shares or the ADSs. Our business, financial condition, results of operations, cash flows and prospects may have changed since the date on the front cover of this prospectus.

None of us, the selling shareholder, the international underwriters, nor any of our or their respective agents are offering or seeking offers to purchase our Class      common shares or the ADSs in any jurisdiction where such offers or sales are not permitted. This prospectus may not be used for, or in connection with, and does not constitute, any offer to, or solicitation by, anyone in any jurisdiction or under any circumstance in which such offer or solicitation is not authorized or is unlawful. Recipients must not distribute this prospectus into jurisdictions where such distribution would be unlawful.

This international offering is being made in the United States and elsewhere outside Argentina solely on the basis of the information contained in this prospectus. The concurrent Argentine offering is being made in Argentina using a Spanish-language prospectus that has been filed with the CNV. The prospectus for the Argentine offering, although in a different format in accordance with CNV General Resolution No. 622/2013, as amended and supplemented from time to time (the “CNV Rules”), contains substantially the same information contained in this prospectus, with the exception that the financial information in the prospectus for the Argentine offering is presented in Argentine pesos and other information is disclosed in accordance with the CNV Rules and certain interpretative dispositions issued by the CNV.

The Argentine public offering of the Class      common shares has been authorized by the CNV pursuant to Resolution No.    dated    , 2026. The CNV authorization means only that the information requirements of the CNV have been satisfied. No offer or sale of ADSs may be made to the public in Argentina except in circumstances that do not constitute a public offer or distribution under Argentine law and CNV Rules.

Notice to Investors Outside the United States. None of us, the selling shareholder, the international underwriters, nor any of our or their respective agents have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus in connection with this offering in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus or any such free writing prospectus must inform themselves about, and observe any restrictions relating to, this offering of our Class     common shares or the ADSs and the distribution of this prospectus and any such free writing prospectus outside the United States.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Defined Terms

In this prospectus, unless otherwise specified or the context otherwise requires, references to “YPF Luz,” the “Company,” “we,” “us,” “our” and words of similar import are to YPF Energía Eléctrica S.A. and its consolidated subsidiaries; and references to the “Issuer” are to YPF Energía Eléctrica S.A., the company whose Class      common shares, including Class      common shares represented by ADSs, are being offered in this prospectus by the selling shareholder, and not to any of its subsidiaries.

For certain other defined terms used in this prospectus, see “Glossary of Terms.”

Financial Statements

This prospectus includes our audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024 (our “audited annual financial statements”).

Our audited annual financial statements included in this prospectus have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”).

Our operations are organized into two reportable segments: thermal generation and renewable generation. Our thermal generation segment includes our revenue, expenses and results of operations resulting from (i) generating and commercializing energy from, and the available capacity of, our Tucumán, San Miguel de Tucumán, El Bracho, Loma Campana I, Loma Campana II, Loma Campana Este, LPC I, LPC II, Manantiales Behr and Central Dock Sud power plants, and (ii) generating and commercializing steam in our LPC I and LPC II power plants. Our renewable generation segment includes our revenue, expenses and results of operations resulting from generating and commercializing energy from our Manantiales Behr, Cañadón León, Los Teros, General Levalle and CASA wind farms, and our Zonda and El Quemado solar farms. Our revenues, expenses and results of operations that are not attributable to either operating segment are reported under “Corporation and others,” which we do not consider an operating segment. For more information regarding our operating segments, see note 5 to our audited annual financial statements.

Non-IFRS Financial Measures

This prospectus discloses certain non-IFRS financial measures, namely Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Debt and Net Leverage Ratio. These measures are not recognized under IFRS Accounting Standards. A non-IFRS financial measure is generally defined as a measure that excludes amounts that are included in, or includes amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS Accounting Standards.

Non-IFRS financial measures do not have standardized meanings and may not be directly comparable to similarly-titled measures. The non-IFRS financial measures presented herein are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. The non-IFRS measures presented herein have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS Accounting Standards. Additionally, our calculations of non-IFRS financial

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

measures may be different from the calculations used by other companies, including our competitors, and therefore, our measures may not be comparable to those of other companies.

We calculate Adjusted EBITDA by adding back to our net profit for the year: (i) income tax, (ii) finance expense, net, (iii) (reversal) impairment of property, plant and equipment, (iv) amortization of intangible assets, (v) depreciation of right-of-use assets, and (vi) depreciation of property, plant and equipment. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by revenues for the year. For a reconciliation of net profit for the year to Adjusted EBITDA, see “Summary Financial and Operating Data—Non-IFRS Financial Data.”

We calculate Adjusted Net Debt as the sum of total current loans and non-current loans (which does not include lease liabilities), net of (i) current investments in financial assets, (ii) restricted cash and cash equivalents, and (iii) cash and cash equivalents. We calculate our Net Leverage Ratio as Adjusted Net Debt divided by Adjusted EBITDA.

Our management believes that disclosure of Adjusted EBITDA and Adjusted EBITDA Margin can provide useful supplemental information to investors and financial analysts in their review of our core operating results and financial condition. Our Adjusted Net Debt and Net Leverage Ratio are helpful measures for investors as they enhance investors’ understanding of our financial leverage and overall indebtedness. We provide these non-IFRS measures to enhance investors’ overall understanding of our financial performance. Specifically, we believe the non-IFRS measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Debt and Net Leverage Ratio may not be comparable to other similarly titled measures of other companies and have limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our operating results and financial condition as reported under IFRS Accounting Standards. Non-IFRS measures are not measurements of our performance or liquidity under IFRS Accounting Standards and should not be considered as alternatives to operating profit or net profit for the year, or as alternatives to indebtedness, in accordance with IFRS Accounting Standards.

Functional and Currency Presentation

In this prospectus, references to “U.S. dollars,” “dollars” and “US$” are to the currency of the United States and references to “Argentine pesos,” “pesos,” or “Ps.” are to the currency of Argentina.

We have defined the U.S. dollar as our functional currency and in this prospectus we use the U.S. dollar as the currency of presentation.

We also present our consolidated financial statements in Argentina in pesos as required under the CNV Rules (which financial statements are not part of this prospectus).

Rounding

Certain figures (including percentage amounts) included in this prospectus have been rounded for ease of presentation. Percentage figures and totals included in this prospectus have, in some cases, been calculated on the basis of such figures prior to rounding. For this reason, certain percentage and total amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our audited annual financial statements and figures shown as total in certain tables may not be an exact arithmetic aggregate of the other figures in the table.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Industry and Market Data

Industry and market data presented in this prospectus is based on data collected by and available from the INDEC, the Ministry of Economy, the Central Bank, the former Ministry of Energy, the Secretariat of Energy, CAMMESA, ENARGAS, IRENA, EIA (as these terms are defined in “Glossary of Terms”), the Energy Institute, the Global Wind Atlas, the Global Solar Atlas, the Argentine Congressional Budget Office and EcoVadis, among other sources. Certain data is also based on our estimates, which are derived from our review of internal surveys as well as independent sources. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy or completeness.

Industry publications, governmental publications and other market sources, including those referred to above, generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information is not guaranteed. We have no reason to believe any of this information or these reports are inaccurate in any material respect. Neither we, the selling shareholder, the international underwriters, the Argentine placement agents, nor their respective agents have independently verified this information, which is subject to change based on various factors, including those discussed in the section entitled “Risk Factors.” Estimates of market and industry data tend to be based on statistical models, key assumptions and limited data sampling, and actual market and industry data may differ significantly from estimated data. In addition, the data that we compile internally and our estimates have not been verified by an independent source. Information derived from management’s knowledge and our experience is presented on a reasonable, good faith basis.

Emerging Growth Company Status

We qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404(b) of the U.S. Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

We have elected to adopt certain of the reduced disclosure requirements available to emerging growth companies. For a description of the qualifications and other requirements applicable to emerging growth companies and certain elections that we have made due to our status as an emerging growth company, see “Risk Factors—Risks Relating to this Offering—As a foreign private issuer and an emerging growth company, we will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual revenues of at least US$1.235 billion (as adjusted for inflation), or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class      common shares (including Class      common shares represented by ADSs) that is held by non-affiliates exceeds US$700.0 million as of the prior June 30, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period.

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Controlled Company Status

Under the NYSE listing rules, we will be a “controlled company” because more than 50% of the voting power of our shares will be held by YPF following the global offering. Whereas each Class      common share will entitle its holder to one vote per share, each Class A common share will entitle a holder to      votes per share. Class A common shares are not being offered in the global offering. See “Principal and Selling Shareholders” and “Description of Bylaws and Capital Stock.”

Foreign Private Issuer Status

Upon the closing of this offering, we will report under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with “foreign private issuer” status. As long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies. See “Risk Factors–Risks Relating to this Offering–As a foreign private issuer and an emerging growth company, we will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies” and “Risk Factors–Risks Relating to this Offering–As a foreign private issuer, we are not subject to certain NYSE corporate governance rules applicable to U.S. listed companies.”

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

GLOSSARY OF TERMS

In this prospectus,

•	“AESA” means A-Evangelista S.A.

•	“ARCA” means the Argentine Tax Authority (Agencia de Recaudación y Control Aduanero).

•	“AFIP” refers to the former Argentine Public Revenue Administration, which was replaced by the ARCA on October 24, 2024 pursuant to Decree No. 953/2024.

•	“availability factor” means, with respect to a unit produced, the fraction, expressed in percentage, of a given period of time in which it is available to produce energy.

•	“BESS” means battery energy storage system.

•	“BICE” means Banco de Inversión y Comercio Exterior S.A.

•	“BNA” means the Argentine National Bank (Banco de la Nación Argentina).

•	“BNR” means BNR Power Investments B.V. (previously named GE EFS Power Investments B.V.).

•

“CAMMESA” means Compañía Administradora del Mercado Mayorista Eléctrico S.A., a nonprofit private stock corporation (sociedad anónima), owned by the Argentine government and four associations that represent the WEM agents with a 20% ownership interest each, which is in charge of the administration of the WEM and the dispatch of electricity into the SADI.

•	“Cañadón León” means the Cañadón León wind farm located in Cañadón Seco, in the Province of Santa Cruz.

•	“CASA” means the CASA wind farm located in Olavarría, in the Province of Buenos Aires.

•	“CDS” means Central Dock Sud S.A.

•	“Central Bank” means the Argentine Central Bank (Banco Central de la República Argentina).

•

“Central Dock Sud” means the thermal power plant owned by CDS which consists of (i) a combined cycle plant with two gas turbines and a steam turbine, and (ii) a simple cycle with two gas turbines, located in the district of Avellaneda, south of the Buenos Aires Metropolitan Area, in the Province of Buenos Aires.

•	“CNV” means the Argentine Securities Commission (Comisión Nacional de Valores).

•	“COD” means, with respect to a power plant, the commercial operation date.

•	“cogeneration” means the process of combined production of electrical and/or mechanical energy, and heat, which is performed using natural gas or liquid fuel.

•

“combined cycle” means a thermo-electrical turbine that drives an alternator that generates electricity, and that then uses the heat released in the process to produce steam and generate additional electricity through a steam turbine.

•	“CPI” means the consumer price index.

•	“EDELAP” means Empresa Distribuidora La Plata S.A.

•	“EDENOR” means Empresa Distribuidora y Comercializadora Norte S.A.

•	“EDESUR” means Empresa Distribuidora Sur S.A.

•	“EIA” means the U.S. Energy Information Administration.

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•	“El Bracho” means the El Bracho thermal power plant located in El Bracho, in the Province of Tucumán, which comprises El Bracho GT and El Bracho ST.

•	“El Bracho GT” means the gas turbine of the El Bracho thermal power plant.

•	“El Bracho ST” means the steam turbine of the El Bracho thermal power plant.

•	“El Quemado” means the El Quemado solar farm located in Las Heras, in the Province of Mendoza.

•	“ENARGAS” means the Argentine Gas Regulatory Authority (Ente Nacional Regulador del Gas).

•	“ENARSA” means Energía Argentina S.A.

•	“ENRE” means the Argentine Electricity Regulatory Authority (Ente Nacional Regulador de la Electricidad).

•	“ENRGE” means the Argentine Gas and Electricity Regulatory Authority.

•	“EPC” means engineering, procurement and construction.

•

“FODER” means the Trust Fund for Development of Renewable Energy Sources (Fondo para el Desarollo de Energías Renovables), a fund whose assets are allocated to grant loans, make capital contributions and acquire any other financial instruments as required for the execution and financing of projects for the generation of electricity from renewable sources that meet the applicable eligibility requirements.

•

“FONINVEMEM” means the Fund for Investments Required to Increase the Electric Power Supply. (Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista), set forth by means of Resolutions SE No. 1/2019, 31/2020, 440/2021, 238/2022, 826/2022, 750/2023, 869/2023, 9/2024, 99/2024, 193/2024, 233/2024, 285/2024, 20/2024, 387/2024, 603/2024, 27/2025, 113/2025, 143/2025, 177/2025, 227/2025, 280/2025, 331/2025, 356/2025, 381/2025, and 483/2025, which were superseded for YPF Luz assets by Resolution No. 400/2025 effective as of November 1, 2025.

•	“General Electric” or “GE” means General Electric Company.

•	“GE Vernova” means GE Vernova Inc. or its affiliates.

•	“General Levalle” means the General Levalle wind farm located in the municipality of General Levalle, in the Province of Córdoba.

•	“GT” means gas turbine.

•	“GUMAs” means major large users (Grandes Usuarios Mayores).

•	“GUMEs” means minor large users (Grandes Usuarios Menores).

•	“GUPAs” means particular large users (Grandes Usuarios Particulares).

•	“GW” means gigawatts.

•	“GWh” means gigawatts per hour.

•	“IDS” means Inversora Dock Sud S.A.

•	“IMF” means the International Monetary Fund.

•	“INDEC” means the Argentine Institute of Statistics and Census of the Argentine Republic (Instituto Nacional de Estadística y Censos de la República Argentina).

•	“IRENA” means the International Renewable Energy Agency.

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•	“kcal/kWh” means kilocalorie per kilowatt per hour.

•	“kg/s” means kilogram per second.

•	“kJ” means kilojoules.

•	“kV” means kilovolts.

•	“kW” means kilowatts.

•	“kWh” means kilowatts per hour.

•	“La Plata Cogeneration Complex” means the LPC I Power Plant and the LPC II Power Plant, located at La Plata refinery in the Province of Buenos Aires.

•	“LNG” means liquefied natural gas.

•	“load factor” means the coefficient between the energy actually generated by a wind farm or solar farm and the energy that such wind farm or solar farm would generate if it operated full time.

•

“Loma Campana Complex” means the Loma Campana I Power Plant, the Loma Campana II Power Plant and Loma Campana Este Power Plant, located in the area of unconventional hydrocarbons exploitation known as “Vaca Muerta,” in the Province of Neuquén.

•	“Loma Campana Este” means the Loma Campana Este power plant located in the district of Añelo, Province of Neuquén.

•	“Loma Campana I” means the Loma Campana I thermal power plant located in the district of Añelo, Province of Neuquén.

•	“Loma Campana II” means the Loma Campana II thermal power plant located in the district of Añelo, Province of Neuquén.

•	“Los Teros” means the Los Teros wind farm located in Azul, in the Province of Buenos Aires.

•	“LPC I” means the cogeneration plant located at YPF’s La Plata refinery, located in Ensenada, in the Province of Buenos Aires.

•	“LPC II” means the cogeneration plant located at YPF’s La Plata refinery, located in Ensenada, in the Province of Buenos Aires.

•	“Manantiales Behr Power Plant” means the Manantiales Behr thermal power plant located in Manantiales Behr, in the Province of Chubut.

•	“Manantiales Behr Wind Farm” means the Manantiales Behr wind farm located in Manantiales Behr, in the Province of Chubut.

•	“MAT” means the Argentine Term Market (Mercado a Término), established by Resolution No. 400/2025, as amended and supplemented.

•	“MATE” means the Argentine Energy Term Market (Mercado a Término de Energía), established by Resolution No. 400/2025, as amended and supplemented.

•	“MATER” means the Argentine Renewable Energy Term Market (Mercado a Término de Energía Renovable) established by Resolution MINEM No. 281/2017, as amended and supplemented.

•	“MATP” means the Argentine Power Term Market (Mercado a Término de Potencia) established by Resolution No. 400/2025, as amended and supplemented.

•	“Ministry of Energy” or “MEM” means the former Argentine Ministry of Energy and Mining (Ministerio de Energía y Minería de la República Argentina), currently the Secretariat of Energy.

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•	“m3/d” means cubic meters per day.

•	“Mm3/d” means million cubic meters per day.

•	“MVA” means MegaVolt-Ampere.

•	“MW” means megawatts.

•	“MWh” means megawatts per hour.

•

“Natural Gas Agreement” means the framework agreement established pursuant to Resolution No. 400/2025 through which thermal power generators may be supplied with natural gas by accessing the Plan Gas administered by CAMMESA and/or ENARSA, and by making purchases of LNG through CAMMESA and/or ENARSA.

•	“Neuba II Gas Pipeline” means the gas pipeline designed to transport natural gas from the Argentine province of Neuquén to Greater Buenos Aires, known as Gasoducto Neuba II.

•	“Northern Gas Pipeline” means the gas pipeline designed to transport natural gas from San Jerónimo, Province of Santa Fe, to Campo Duran, Province of Salta, known as Gasoducto Norte.

•	“Pacific Gas Pipeline” means the gas pipeline designed to transport natural gas from the Neuquén region of Argentina to the Biobío region of Chile, known as Gasoducto del Pacífico.

•	“PAT” means the Argentine personal asset tax.

•

“Perito Moreno Gas Pipeline” means the gas pipeline designed to transport natural gas from the Vaca Muerta region of Argentina to Saliqueló, in the Argentine province of Buenos Aires, known as Gasoducto Perito Moreno.

•	“Plan Gas” means the Argentine Natural Gas Production Promotion Plan (Plan de Promoción de la Producción del Gas Natural Argentino) established in Article 2 of Decree No. 892/2020.

•	“PPA” means capacity and/or power purchase agreements, as applicable, executed between us and our customers.

•	“reciprocating engine” means a heat engine that uses one or more reciprocating pistons to convert pressure into a rotating motion to generate energy.

•	“Renewable Energy Law” means the regime introduced by Law No. 26,190 and its modifications, particularly Law No. 27,191.

•

“Renewable Energy Program” Argentine Promotion Regime for the Use of Renewable Energy Sources for Electricity Production introduced by the Renewable Energy Law and complementary regulations issued by the Ministry of Energy, including Resolution No. 712/2009 and Resolution No. 202-E/2016.

•	“RenovAr” means the public bidding program for the procurement of energy from renewable sources, established within the framework of the Renewable Energy Program.

•	“Resolution No. 21/2016” means Resolution No. 21/2016 of the former MEM’s Secretariat of Electric Energy.

•	“Resolution No. 95/2013” means Resolution No. 95/2013 of the former MEM’s Secretariat of Energy.

•	“Resolution No. 287/2017” means Resolution No. 287/2017 of the former MEM’s Secretariat of Electric Energy.

•	“Resolution No. 400/2025” means Resolution No. 400/2025 of the Secretariat of Energy.

•	“SADI” means the Argentine electricity grid (Sistema Argentino de Interconexión).

x

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•	“San Miguel de Tucumán” means the San Miguel de Tucumán thermal power plant located in the district of El Bracho, approximately 22 kilometers south of San Miguel de Tucumán, Province of Tucumán.

•	“Secretariat of Energy” means the Argentine Secretariat of Energy.

•	“Secretariat of Electric Energy” means the former Argentine Secretariat of Electric Energy.

•

“simple cycle” means a thermo-electrical turbine that operates an alternator to generate electricity with one or more gas turbines or internal combustion engines. Unlike combined cycle gas turbines, simple cycle gas turbines have only one energy cycle.

•

“spot market” means electricity which has not been contracted under PPAs and is sold by generators to the WEM and remunerated by CAMMESA under Resolution No. 400/2025, as amended and supplemented, which superseded the previous regulatory scheme applicable to compensation for sales in the spot market, effective as of November 1, 2025.

•	“ST” means steam turbine without reheat.

•	“TGN” means Transportadora de Gas del Norte S.A.

•	“thermal power plant” means a generation unit that uses heat power derived from fuel, such as natural gas, diesel or coal, as an energy source to drive the power generator.

•	“Tn/h” means tons per hour.

•	“Tucumán Complex” means the Tucumán Power Plant, the San Miguel de Tucumán Power Plant and the El Bracho Power Plant, located in the Province of Tucumán.

•	“TWh” means terawatts per hour.

•	“Tucumán Power Plant” means the Tucumán thermal power plant located in the district of El Bracho, approximately 22 kilometers to the south of San Miguel de Tucumán, Province of Tucumán.

•	“VAT” means Value Added Tax.

•	“Vestas”, as required by the context, means Vestas Wind Systems A/S and Vestas Argentina S.A. or any of their respective affiliates.

•	“VPC” means variable production cost.

•	“WEM” or “Wholesale Electricity Market” means the Argentine Wholesale Electricity Market (Mercado Eléctrico Mayorista de Argentina).

•	“WPI” means wholesale price index.

•	“YPF” means YPF S.A.

•	“Zonda” means the Zonda solar farm located in Iglesia, in the Province of San Juan.

Unless otherwise indicated, statistics provided throughout this prospectus with respect to power plants are expressed in MW, in the case of the installed capacity of such power plants, and in GWh, in the case of the aggregate electricity production of power plants. One GW is equal to 1,000 MW and one MW is equal to 1,000 kW. Statistics relating to aggregate annual electricity production are expressed in GWh and are based on an 8,760-hour year.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of U.S. federal securities laws. You can identify these statements because they are not limited to historical fact or they use words such as “may,” “will,” “should,” “could,” “would,” “aim,” “believe,” “anticipate,” “plan,” “expect,” “estimate” or “intend,” and similar expressions that concern our strategy, plans, intentions, initiatives, or beliefs about future occurrences or results.

Forward-looking statements include statements regarding our current belief or expectations as of the date of this prospectus and estimates on future events and trends that affect or may affect our business, financial condition, results of operations, liquidity, prospects and the trading price of our Class      common shares or the ADSs, including our growth plan and pipeline of new projects. Although forward-looking statements are based on assumptions and information currently available to us, which we believe to be reasonable, none of the forward-looking statements, whether expressed or implied, are indicative of or guarantee future results. Given these limitations, you are cautioned not to place undue reliance on forward-looking statements.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Key factors that could cause actual results to differ materially from the expectations expressed in or implied by forward-looking statements include:

•	macroeconomic, political and regulatory conditions in Argentina;

•	developments in other countries that impact conditions in Argentina;

•	Argentine governmental policies and their effect on the economy;

•	inflation in Argentina;

•	exchange rate fluctuations, including a devaluation of the Argentine peso;

•	exchange controls, restrictions on transfers abroad and restrictions on capital flows;

•	the availability of financing on reasonable terms, including as a result of conditions in regional and global markets;

•	regulations applicable to the Argentine electricity sector, including ongoing changes to the current regulatory framework as part of the efforts to normalize the WEM;

•	the financial ability and willingness of CAMMESA or other clients to meet their payment obligations, and our ability to collect amounts in a timely manner from CAMMESA or other clients;

•	our ability to renew or enter into new PPAs for the sale of generation capacity and electricity on similar terms as those historically obtained, or at all;

•	uncertainty regarding the expected wind and solar resources which depend, to a large extent, on climatic conditions;

•	competition in the energy sector, including as a result of the construction of new generation capacity;

•	market conditions in the electricity sector, including changes in prices, supply and demand and in the payment capacity of our clients;

•	the availability and cost of fuel for our thermal generation plants;

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•	our ability to develop or acquire new energy generation assets;

•	operational risks related to the generation of electric power, including risks that affect the availability of our power generation plants;

•

extraneous events, such as terrorist attacks, cybersecurity events, geopolitical events, war, climate changes, health pandemics and natural disasters, as well as emergencies, accidents or incidents involving our infrastructure; and

•	additional matters identified in “Risk Factors.”

The forward-looking statements made in this prospectus speak only as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you in making your investment decision. Before you decide whether to invest in our Class      common shares or the ADSs, we urge you to read this entire prospectus carefully, including our audited annual financial statements included elsewhere in this prospectus and the information set forth under “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Overview

We are the leading pure-play power generation company in Argentina based on installed capacity, engaged in the development and operation of electricity power plants and the generation and commercialization of electricity using both thermal and renewable technologies. We own and operate 17 power generation assets with a total installed capacity of 3,659 MW, representing 8.2% of Argentina’s total installed capacity connected to the SADI, the country’s electricity grid, as of March 2026. For the year ended December 31, 2025, we supplied 15.4 TWh of electricity, representing approximately 10.1% of the total electricity supplied on the SADI. We benefit from strategically diversified assets with multiple technologies and numerous geographic locations across the country. A significant portion of our generation capacity is contracted under long-term PPAs, and all our revenues, from both PPAs and the spot market, are denominated in U.S. dollars. From March 2016 to March 2026, we have grown at a compound annual growth rate (“CAGR”) of 16.0% in terms of our installed capacity, primarily through organic development, and we intend to continue to grow with our pipeline of projects, through potential acquisitions and by taking advantage of opportunities we expect to arise as part of Argentina’s electricity market transition.

Our operating portfolio is comprised of 2,740 MW of thermal assets and 919 MW of renewable assets, representing approximately 75% and 25% of our total installed capacity, respectively, as of the date of this prospectus. Our thermal assets include reliable and efficient combined-cycle, simple-cycle, cogeneration and reciprocating power plants. Our renewable generation portfolio is comprised of wind and solar farms, which are strategically located in sites with strong wind and concentrated solar photovoltaic power conditions, resulting in load factors significantly above industry averages, both in Argentina and worldwide. For the year ended December 31, 2025, approximately 82.5% of the electricity we supplied was from thermal sources and approximately 17.5% was from renewable sources. We expect the proportion of our electricity generation from renewable sources to grow as the new renewable plants commence operations.

We are the third largest thermal power generation company and the second largest in renewable power generation in Argentina in terms of installed capacity as of March 2026 and of energy generated for the year ended December 31, 2025. Our thermal assets represent 10.8% of Argentina’s total thermal installed capacity connected to the SADI as of March 2026 and we contributed 15.6% of the country’s thermal energy generation on the SADI in 2025. Our renewable assets represent 11.7% of Argentina’s total renewable installed capacity connected to the SADI as of March 2026 and we contributed 10.1% of the country’s renewable energy generation on the SADI in 2025.

The Company was formed in August 2013 with YPF as its sole shareholder. YPF is Argentina’s largest energy company, with fully integrated oil and gas operations and a leading market position in Argentina’s upstream and downstream sectors. YPF’s shares have been listed on the BYMA and the NYSE since 1993. The Argentine government owns 51% of the capital stock of YPF. During its early years, the Company focused its strategy on providing a reliable and efficient energy supply for YPF.

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Starting in 2018, the Company shifted its strategy to focus on its own standalone and independent development and entered a growth phase leveraging on opportunities within Argentina’s electricity market through participation in multiple tenders, as well as in the renewable energy sector development in the country. As part of our growth strategy, in March 2018, GE EFS Power Investments B.V. (then an affiliate of General Electric) acquired 24.99% of our capital stock, with the remaining 75.01% continuing to be held directly or indirectly by YPF. Since then, we successfully executed on our strategy and have grown our installed capacity, becoming Argentina’s largest pure-play power generation company. In 2019, GE EFS Power Investments B.V. was transferred to BNR Infrastructure Co-Investment Ltd, entity controlled by GE Vernova with 50/50 participation from GE Vernova and the Silk Road Fund. Following the GE Vernova spin-off in April 2024, GE EFS Power Investments B.V. was renamed to BNR Power Investments B.V., with its underlying shareholding structure remaining unchanged.

YPF Luz’s installed capacity evolution (in GW)

(*)	Upon completion of 105 MW in El Quemado solar farm and 90 MW in the BESS project.

Our assets are located across eight provinces in the center, North, South and West of Argentina, allowing us to deliver energy through multiple nodes of the country’s electricity grid. As of the date of this prospectus, we own and operate ten thermal plants for a total installed capacity of 2,740 MW, five wind farms totaling 619 MW and two solar farms totaling 300 MW. We also produce steam from our LPC I and LPC II thermal power plants, which have steam capacities of between 190 and 210 tons per hour and between 190 and 200 tons per hour, respectively. Additionally, we are finalizing the construction of El Quemado solar plant for an additional 105 MW and our first BESS project for 90 MW, which upon completion will take our total installed capacity to 3,854 MW.

El Quemado is located in Mendoza and is expected to have a total installed capacity of 305 MW and reach full commercial operations in the second quarter of 2026. This project has reached partial commercial operations for an installed capacity of 100 MW in December 2025 and for an additional installed capacity of 100 MW in February 2026. Once El Quemado reaches full commercial operation, it is expected to be the largest solar farm in Argentina based on installed capacity. It was also the first project to be approved and reach commercial operation under the RIGI framework (large investment promotion scheme introduced by the Argentine government, which provides strong tax, commerce and trade benefits). Our BESS project, which was the first bidding process for a BESS technology in Argentina, is located in the Province of Buenos Aires and is expected to add 90 MW/450 MWh of storage capacity and reach full commercial operations in the fourth quarter of 2026.

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The following map illustrates the geographic distribution of our power generation operating assets and projects under construction:

Tucumán Generation Complex
San Miguel de Tucumán CC - 382 MW
Tucumán CC- 447 MW
El Bracho CC- 473 MW
Zonda SF
100 MW
General Levalle WF
155 MW
Quemado SF
305 MW(1)
Loma Campana Complex
Loma Campana I SC - 105 MW
Loma Campana II SC- 107 MW
Loma Campana Este RE - 17 MW
Cañadón León WF
123 MW
Central Dock Sud (CDS)
933 MW CC + 2 SC
90 MW BESS (2)
La Plata Cogeneration Complex
La Plata I CG - 128 MW
La Plata II CG - 90 MW
Los Teros WF
175MW
CASA WF
63 MW
Manantiales Behr Complex
MB WF - 104 MW
MB RE - 58 MW

WF: Wind Farm
SF: Solar Farm
CC: Combined Cycle
SC: Simple Cycle
RE: Reciprocating engines
CG: Cogeneration
BESS: Battery Energy Storage System

(1) 105 MW under construction. Expected COD 2Q 2026
(2) Under Construction. Expected COD 4Q 2026

For the year ended December 31, 2025, we reported revenues of US$640.8 million, net profit of US$7.4 million and Adjusted EBITDA of US$427.5 million, reflecting an Adjusted EBITDA Margin of 66.7%. For the year ended December 31, 2024, we reported revenues of US$524.2 million, Adjusted EBITDA of US$360.6 million, reflecting an Adjusted EBITDA Margin of 68.8%, and net profit of US$263.1 million. For a reconciliation of net profit for the year to Adjusted EBITDA, see “Summary Financial and Operating Data—Non-IFRS Financial Data—Adjusted EBITDA and Adjusted EBITDA Margin.”

A significant portion of our revenues are generated under a diversified portfolio of long-term PPAs denominated in U.S. dollars. We have entered into these PPAs with private clients and with CAMMESA, Argentina’s centralized administrator of power supply and demand. We have the largest portfolio of contracted energy in the Argentine private PPA market with approximately a 25% market share for the year ended December 31, 2025. Our private clients include YPF and almost 100 other industrial clients, which we expect will continue to grow and represent an increasingly important part of our client portfolio. Today, our private PPAs have a capacity-weighted average remaining life of approximately eight years. Our CAMMESA PPAs come from various tenders awarded across thermal and renewable assets. The CAMMESA PPAs have a capacity-weighted average remaining life of approximately five years.

Under our thermal PPAs with CAMMESA, we receive two types of remuneration: capacity prices based on our power plants available capacity and energy prices based on the actual energy produced. Under our thermal PPAs with private users, we can receive remuneration for available capacity or energy produced, or both. Under our renewable PPAs, we receive remuneration based on the actual energy produced. Our remuneration under these PPAs is denominated in U.S. dollars and payable in Argentine pesos.

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We also participate in the spot market for our non-contracted energy and capacity, as well as for any surpluses over committed power. In the spot market, we receive two types of remuneration from CAMMESA: capacity prices based on our thermal power plants available capacity during each designated hour and energy prices based on the actual energy produced. Since the implementation of Resolution No. 400/2025 effective as of November 1, 2025, all our revenues from sales in the spot market are U.S. dollar-denominated, although payable in pesos.

We also produce steam in our LPC I and LPC II power plants, which we sell to YPF under two long-term supply agreements, which commenced in January 2018 and October 2020, respectively. Our revenues from steam sales are reflected under our thermal revenues and accounted for 6% of our total revenues for the year ended December 31, 2025.

During the year ended December 31, 2025, our revenues under our PPAs with our private clients represented 37.4% of our total revenues (including 20.5% from YPF), our revenues under PPAs with CAMMESA accounted for 38.3% and our revenues from the spot market accounted for 24.2% of our total revenues. For the same year, our revenues for available capacity and for actual energy produced represented 42.1% and 51.9% of our total revenues, respectively.

Regarding our two projects under construction, as of the date of this prospectus, 76% of El Quemado’s installed capacity has been committed under private PPAs with multiple private industrial clients, and 100% of the BESS project’s installed capacity has been committed under a 15-year PPA with EDESUR, the second largest electricity distribution company in Argentina.

The following table provides a summary of our portfolio of operating assets and projects under construction, including information on the PPA contracting status:

Power Generation Asset(1)	Installed Capacity (MW)	Technology	Equipment Supplier	Fuel Source	Market /Off-taker	COD
Operating
Thermal
Central Dock Sud	933	Combined cycle/simple cycle	GE Vernova | Babcock Wilcox	Gas & Liquids	Spot market / Potential to Contract(2)	2001
El Bracho	473	Combined cycle	GE Vernova	Gas	CAMMESA PPA	2018/20
Tucumán	447	Combined cycle	Siemens | GE Vernova | Nooter Eriksen	Gas	Spot market / Potential to Contract(2)	1996/97
San Miguel de Tucumán	382	Combined cycle	GE Vernova | Alstom | CMI	Gas	Spot market / Potential to Contract(2)	1995/2000
LPC I	128	Cogeneration	GE Vernova | Nooter Eriksen	Gas & Liquids	Spot market / YPF PPA	1997
Loma Campana II	107	Simple cycle	GE Vernova	Gas	CAMMESA PPA	2017
Loma Campana I	105	Simple cycle	GE Vernova	Gas	YPF PPA / spot market	2017
LPC II	90	Cogeneration	GE Vernova	Gas & Liquids	YPF & CAMMESA PPAs	2020
Manantiales Behr	58	Reciprocating engines	Wärtsilä	Gas	YPF PPA	2021

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Power Generation Asset	Installed Capacity (MW)	Technology	Equipment Supplier	Fuel Source	Market /Off-taker	COD
Loma Campana Este	17	Reciprocating engines	Jenbacher	Gas	YPF PPA	2017

Total Thermal	2,740
Renewable
Los Teros	175	Wind Farm	GE Vernova	—	YPF & Private PPAs	2020/21
General Levalle	155	Wind Farm	Vestas	—	Private PPAs	2024
Cañadón León	123	Wind Farm	GE Vernova	—	YPF & CAMMESA PPAs	2021
Manantiales Behr	104	Wind Farm	Vestas	—	YPF & Private PPAs	2018
CASA	63	Wind Farm	Nordex	—	Private PPAs	1Q26
El Quemado(3)	200	Solar Farm	Jinko Solar	—	Private PPAs	4Q25/1Q26
Zonda	100	Solar Farm	Trina	—	Private PPAs	2023

Total Renewable	919

Total Operating	3,659
Projects Under Construction
El Quemado(3)	105	Solar Farm	Jinko Solar	—	Private PPAs	Expected 2Q26
BESS	90	BESS	Trina	—	PPA with EDESUR	Expected 4Q26

Total Projects Under Construction	195

Total (including Projects Under Construction)	3,854

(1)

We own 100% of all our assets except for the Central Dock Sud thermal power plant. We own 70.16% equity interest in IDS, which owns 71.77% of the equity interest in CDS, which owns the Central Dock Sud thermal power plant and the BESS project under construction which is expected to add 90 MW/450 MWh of storage capacity to our portfolio in the fourth quarter of 2026.

(2)

Under Resolution No. 400/2025, effective as of November 1, 2025, thermal power generators may contract a portion of their electricity generation to private users on the MAT. See “Business–Our Remuneration–Private PPAs with Large Private Industrial Users–Private Thermal Energy PPAs.”

(3)

El Quemado solar farm reached partial commercial operations for an installed capacity 100 MW in December 2025 and for an additional installed capacity of 100 MW in February 2026. El Quemado is expected to have a total installed capacity of 305 MW and reach full commercial operations in the second quarter of 2026.

The regulatory framework applicable to electricity power generators, in which we develop our activities, is undergoing significant changes and transitioning towards a more deregulated and competitive market model. Effective as of November 1, 2025, Resolution No. 400/2025 set the new regulatory framework for the Argentine power sector, promoting competition within the WEM, free contracting among market participants, decentralizing fuel management, and introducing economic incentives for new generation capacity. The new framework also aims to reduce state intervention in the remuneration scheme and contracting system of the sector, establishing a marginal cost-based remuneration system for electricity supply. We expect that this new regulatory framework will offer greater opportunities to enter into contracts with private clients and present other growth opportunities. We see potential opportunities to capture incremental electricity demand from a range of existing and emerging end-use segments, including mining activities, oil and gas developments, data centers and electric mobility. We continuously evaluate strategic alternatives to address new demand, including organic growth initiatives and potential acquisitions, subject to market conditions, regulatory considerations and capital allocation priorities.

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The life cycle of our power generation projects encompasses several stages, ranging from prospecting and developing projects, to the construction, to the operation, maintenance and dispatch of our power generation assets.

•	Business & Project Development: The development stages we follow for our projects are as follows:

•

Early stage developments: In this first stage, we prepare the initial project designs, we carry out the preliminary selection of the technology and conduct pre-feasibility studies. Securing land rights is also a key activity at this stage.

•

Advanced developments: Projects at this stage undergo detailed technical development and actively pursue required permits. Key activities include conducting engineering studies, evaluating appropriate technologies, completing environmental impact assessments required for permitting, and coordinating with regulatory, national, provincial and municipal authorities in connection with the applicable permitting processes.

•

Ready-to-tender developments: Following completion of the technical development undertaken during the advanced development stage, we prepare comprehensive tender documentation for all project work packages and negotiate long-term maintenance agreements with technology providers, which become effective upon COD. This stage also includes obtaining all required construction permits.

•

Ready-to-build developments: At this stage, tenders are issued for all project work packages, including technology, and bids are subject to comprehensive technical and economic evaluation. Projects at this stage are also engaged in advanced financing discussions and are prepared for submission to our Board of Directors for approval.

•

Under Construction Projects: Following approval by our Board of Directors, we can proceed to execute all technology and EPC agreements. Each project is carried out by our contractors under the guidance of our dedicated project management team that oversees all aspects of construction, from civil works to grid connection and commissioning, guaranteeing that quality standards are strictly maintained throughout the process. The strong presence of our project management teams ensures the timely and on-budget delivery of projects. The construction phase is completed upon achievement of the project’s COD, following CAMMESA’s verification of all tests and formal approval of the commercial commissioning.

•

Operating Projects: Upon achieving the COD, the project transitions to the operations and maintenance phase. All renewable projects are managed from a centralized remote operations center at our Buenos Aires headquarters, providing continuous real-time monitoring of all assets. Thermal assets are operated directly on-site, taking advantage of operational synergies

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within our generation complexes. We maintain long-term service agreements with original equipment manufacturers to ensure optimal asset availability. Plant dispatch is coordinated with CAMMESA, which oversees the national system’s dispatch operations.

Our growth has been primarily organic, achieved through the in-house development of projects. As part of our growth strategy, we have developed a robust and evolving pipeline of new energy projects to provide options to meet rising demand, supported by teams with significant expertise. Our proprietary development pipeline comprises four ready-to-build projects representing 520 MW, five ready-to-tender projects representing 696 MW, five advanced development projects representing 1,060 MW and nine early stage projects representing 3,063 MW. Our proprietary development pipeline includes 2.2 GW in wind projects, 1.3 GW in solar projects, 1.2 GW in thermal projects and 0.6 GW in BESS projects.

Our Strengths

We are the largest pure-play power generation company in Argentina, with a modern asset portfolio. We operate a total installed capacity of 3,659 MW, positioning us as the third largest power generation company in Argentina by installed capacity, and the largest considering players who only operate in the power generation business. Our market share in terms of total installed capacity on the SADI is 8.2%, while our market share in terms of total power supplied on the SADI is 10.1% for the year ended December 31, 2025, reflecting our efficient portfolio of power assets and strong capabilities relative to our peers. We are leaders in the renewable generation market in Argentina with a focus on the development and operation of wind farms and solar farms. As of December 31, 2025, our market share in the renewable generation market in Argentina based on power generation on the SADI was 10.1%, which positions us as the second largest renewable energy generator in the country. Our assets have an average life of approximately 13 years, the most modern among our peers (the three largest generators in the country). From March 2016 to March 2026, we have grown at a CAGR of 16.0% in terms of our installed capacity, representing the fastest growing company among the top three largest power generators in the country.

We have a diversified portfolio of assets, with industry-leading performance. We own 17 power generation assets diversified in terms of thermal, wind and solar technologies, and located across eight provinces in the center, North, West and South of Argentina. Our thermal power plants are strategically located across the country, with strong presence in high-demand areas. Our wind and solar farms are located in areas with highly favorable wind and solar conditions. The strategic location of our assets also provides us with flexibility to dispatch energy into the Argentine energy grid at different interconnection points and protects our portfolio from transmission capacity constraints. Our thermal power plants had an average availability factor of 90.7% for the year ended December 31, 2025, compared to Argentina’s average of 71% during the same year, as reported by CAMMESA. Our wind and solar farms recorded load factors of approximately 50% and 31%, respectively, during the year ended December 31, 2025, compared to Argentina’s country averages of 48% and 28%, respectively, and to the global average of 34% and 17%, respectively, according to CAMMESA and the Energy Institute. Our portfolio benefits from the complementary nature between the firm capacity of our thermal power plants and the high utilization and efficiency of our renewable assets.

We have a highly contracted and fully-dollarized revenue base, with a differentiated commercial strategy. Our revenues are primarily derived from long-term U.S. dollar-denominated PPAs, which accounted for 76% of our total revenues during 2025. The capacity-weighted average remaining life for all our PPAs is approximately seven years as of the date of this prospectus. Approximately 50% of our contracted revenues for 2025 corresponded to PPAs with almost 100 large private industrial clients such as YPF, Ford Argentina, Accenture, Coca Cola FEMSA Argentina,

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Toyota Argentina, Holcim and Nestle Argentina, or affiliates thereof, among others. We were pioneers in the private PPA market, signing the first such PPA in Argentina’s recent history in 2018. Over the years we have focused our commercial strategy on increasing our revenues from privately negotiated PPAs with industrial clients. We have the largest portfolio of contracted energy in the Argentine private PPA market with approximately a 25% market share for the year ended December 31, 2025. In addition, Resolution No. 400/2025, effective as of November 1, 2025, allows us to increasingly contract our thermal installed capacity, which provides additional contracting opportunities.

Strong track record of growth, profitability, cash flow generation and financial discipline. In the last decade, we successfully secured all six projects across the four tender processes in which we participated. In the same period, we developed nine additional projects in order to reach a total of 1.8 incremental GW. Additionally, we also increased our asset base through two asset acquisitions. This organic and inorganic growth execution has resulted in a rapidly-growing, highly-profitable and cash-generating business. From March 2016 to March 2026, we have grown our installed capacity and power generation at 16.0% and 10.4% CAGRs, respectively. During 2025, we grew our revenues and Adjusted EBITDA by 22.2% and 18.6%, respectively. Our Adjusted EBITDA for the year ended December 31, 2025 was US$427 million with an Adjusted EBITDA margin of 67%. We have a strong financial position, with US$249 million in cash and cash equivalents, restricted cash and investments in financial assets, US$490 million in uncommitted credit lines and a Net Leverage Ratio of 1.8x as of December 31, 2025. Our weighted average cost of debt was 6.1% as of December 31, 2025. We have demonstrated ability to raise capital from multiple funding sources, including international and local debt capital markets, loans from multilaterals and project finance loans, among others.

Robust growth outlook with favorable sector fundamentals and a large project pipeline. We operate in an industry with significant upside potential, benefitting from favorable structural trends globally, such as growing electrification demand and the rise of new demand sources. Furthermore, Argentina’s energy sector has been evolving towards a more deregulated and competitive market framework, following deep sector reform pushed by the government in 2025, which we expect will drive additional growth opportunities. We believe that conditions in Argentina are conducive for a new cycle of growing energy demand, driven by an increase in economic activity and the development of oil and gas, mining and digital infrastructure assets, among others. We are constantly evaluating organic and inorganic opportunities to grow and enhance our business. As of the date of this prospectus, we have 5.3 GW in projects in our development pipeline, in various stages of development across our current operating technology categories. Within our project pipeline, 520 MW correspond to five projects in the ready-to-build stage and 696 MW correspond to five projects in the ready-to-tender stage. Additionally, we are monitoring potential acquisition targets, including government privatizations.

Long-term focused management team with deep industry expertise and a long tenure at the company. Our management team has extensive industry and financial experience, with deep expertise in the Argentine energy sector. Our executive officers have an average of 31 years of work experience, and our CEO, CFO, Electric Business Director and COO have an average of 28 years of experience in Argentina’s energy sector and have been associated with the Company the major part of the Company’s growth trajectory. This same team has successfully identified attractive investment opportunities, structured business plans, and executed complex transactions, as demonstrated by our expansion of installed capacity in 2016 from 0.8 GW to 3.7 GW as of the date of this prospectus, with a budget of capital expenditures approved by our Board of Directors of US$2.1 billion. Our workforce, comprising 504 employees, as of the date of this prospectus, has the experience, knowledge and training required to operate and maintain our assets at high efficiency levels. This combination of

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experienced management and a highly skilled technical and operational workforce underpins our ability to efficiently operate our assets, identify and evaluate attractive growth opportunities, and successfully integrate businesses that are acquired or developed, and has made our company both efficient and profitable.

Backed by YPF, the largest energy company in Argentina. As of the date of this prospectus, YPF owns, directly or indirectly, 75.01% of our capital stock. YPF is Argentina’s largest energy company operating a fully integrated oil and gas operation, with leading market positions in both upstream and downstream segments. YPF is majority state-owned and its shares have been listed on the BYMA and the NYSE since 1993, with a market capitalization of US$18.2 billion as of March 31, 2026. During 2025, YPF produced 545,000 barrels of oil equivalent per day, representing 30% of Argentina’s total oil and gas production, and generated US$18.4 billion in revenues. YPF is also a significant PPA client of ours, contributing 20.5% of our revenues in 2025.

Our Strategy

Our goal is to maintain and strengthen our position as a leading power generator in Argentina and pioneer in both thermal and renewable energy, by adhering to world-class innovation, efficiency, quality, environmental and safety standards. While we have already achieved industry-leading efficiency levels across our operations, we are committed to continue to improve our operational excellence by integrating advanced technologies into our systems.

Our strategic plan is based on three core business pillars:

•	Operational Excellence and Efficiency: operate our business in an efficient, profitable and safe manner achieving standards of global excellence;

•	Sustainable Growth: continue profitable growth by developing new projects and seizing strategic market opportunities;

•	Innovative Energy Solution: adopt and integrate emerging technologies to ensure the Company’s long-term competitiveness and sustainability.

These business pillars are underpinned by a distinctive corporate culture over our 13-year history operating in Argentina’s electricity market. Our culture is built around the following five core values:

•	Team: we believe collaboration drives superior outcomes.

•	Commitment: we obtain results.

•	Enthusiasm: we foster a positive and constructive environment.

•	Integrity and Transparency: we conduct our operations, business relationships, and reporting with integrity and transparency.

•	Sustainability: we are committed to responsible operations that protect the environment and create long-term value for our stakeholders.

Our strategic priorities and corporate values have positioned us as one of the leading players in the Argentine power generation sector. We plan to continue expanding our power generation asset portfolio in a balanced, diversified and integrated manner by selectively pursuing opportunities that generate value at attractive returns.

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Summary Risk Factors

An investment in our Class     common shares or the ADSs is subject to significant risks, including risks related to our business and industry, risks related to Argentina, and risks related to this offering, our Class    common shares and the ADSs. See “Risk Factors” for a more complete description of these and other risks. The following is a summary of the principal risks facing the Company:

•	Our business is largely dependent upon economic conditions in Argentina.

•	The Argentine electricity sector has been subject to government intervention and ongoing regulatory changes, including recent efforts to normalize the WEM.

•	CAMMESA may delay or alter payments to electric power generators.

•	Our business and operations are highly dependent on key customers, primarily CAMMESA and YPF, and we may not be able to renew our PPAs or enter into new PPAs on similar terms.

•	We are exposed to counterparty risks arising from the diversification of our commercial portfolio and changes in the electricity market.

•	Electricity demand may be affected by tariff increases, which could lead generation companies like us to record lower revenues.

•

Argentina has certain energy transmission and distribution limitations that adversely affect the capacity of electric power generators to deliver the energy they produce, which results in reduced sales.

•

Our ability to generate electricity at our thermal generation plants partially depends on the availability, price and transport of natural gas and, to a lesser extent, diesel fuel, and may be affected by fluctuations in the supply, price and transportation capacity of natural gas and diesel fuel.

•	Our ability to operate our renewable plants in a profitable manner depends, to a large extent, on adequate wind, solar and other climatic conditions.

•	We may face increased competition.

•	The operation of power plants involves operating and other risks beyond our control.

•

Our business and operations are highly dependent on certain key suppliers and third parties to maintain our power plants, and we also rely on third parties to complete the procurement, engineering, construction, testing and commissioning of our projects.

•	Our activities will require significant capital expenditures to satisfy ongoing maintenance requirements and the expansion of our installed capacity.

•	We may not be able to grow our business and results of operations at the same rate as in the past.

•	Circumstances beyond our control may prevent us from achieving, or delay, the commercial operation of our projects.

•

We may undertake acquisitions and investments to expand or complement our operations that could result in operating difficulties or otherwise adversely affect our financial conditions and results of operations.

•

Uncertainty and lack of liquidity in the credit and capital markets could adversely affect our ability to obtain credit or financing, including to refinance our existing indebtedness, or to obtain credit or financing on acceptable terms.

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•	Upon completion of the global offering, YPF will become our sole controlling shareholder, and their interests may differ from those of our other shareholders.

•

Our Class    common shares and the ADSs have not previously been traded on stock exchanges and, therefore, an active and liquid market for the trading of our Class    common shares and the ADSs may not develop.

•	The market price for our Class common shares or ADSs could be highly volatile, and our Class common shares or ADSs could trade at prices below the initial offering price.

•

Substantial sales of our Class    common shares or the ADSs after the global offering could cause the price of the Class    common shares or the ADSs to decrease and could be dilutive to holders of Class    common shares.

•

The payment and amount of dividends are subject to the determination of our shareholders, and exchange controls and restrictions may impair the ability of holders of the ADSs to receive dividends and distributions on, and the proceeds of any sale of, the shares underlying the ADSs, which could affect the trading value of the ADSs.

•	Under Argentine law, minority shareholder rights may be fewer or less well-defined than in other jurisdictions

•

We will incur increased costs and have additional obligations as a result of operating as a public company, and our management will be required to devote substantially more time to new compliance initiatives and corporate governance practices.

Our Contact Information

Our principal executive offices are located at Juana Manso 1069, Floor 5, C1107CBU, City of Buenos Aires, Argentina. Our telephone number is +54 (11) 5441-5400 and our email address is inversores.ypfee@ypf.com. Our website is www.ypfluz.com. Information on, or accessible through, our website does not constitute part of, and is not incorporated by reference into, this prospectus.

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The Global Offering

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our Class      common shares or the ADSs. You should carefully read this entire prospectus before investing in our Class      common shares or the ADSs, including “Risk Factors” and our audited annual financial statements included elsewhere in this prospectus.

Issuer	YPF Energía Eléctrica S.A.

Selling Shareholder	BNR Power Investments B.V. For further information, see “Principal and Selling Shareholders.”

Shares Offered	The selling shareholder is offering Class common shares, which may be represented by ADSs, in the global offering (assuming no exercise of an option to purchase additional Class common shares).

Global Offering	The global offering consists of the international offering and the Argentine offering. The closings of the international offering and the Argentine offering are conditioned upon each other. The number of Class common shares, including Class common shares represented by ADSs, to be offered in the international offering, and the number of Class common shares to be offered in the Argentine offering, are subject to reallocation between the offerings.

International Offering	ADSs, each representing Class common shares, are being offered by the selling shareholder through the international underwriters in the United States and in other countries outside Argentina.

Argentine Offering	Concurrently with the international offering, Class common shares are being offered by the selling shareholder through the Argentine placement agents in a public offering in Argentina registered with the CNV.

Offering Price Range	Estimated initial public offering price is expected to be between US$ and US$ per ADS. Between Ps. and Ps. per Class common share, or US$ and US$ per Class common share (based on the reference exchange rate published by the Central Bank on , of Ps. per US$1.00).

Option to Purchase Additional Shares	The selling shareholder has granted the international underwriters the right, for a period of 30 days from the date of this prospectus, to

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purchase in aggregate up to additional Class common shares, which may be represented by ADSs, at the initial public offering price paid by investors minus any applicable discounts and commissions. Any Class common share, which may be represented by ADSs, issued or sold under the option will be issued and sold on the same terms and conditions as the other Class common shares.

ADSs	Each ADS will represent Class common shares. The ADSs may be evidenced by American Depositary Receipts (“ADRs”). The ADSs will be issued from time to time under a deposit agreement (the “Deposit Agreement”) among us, , as depositary, and the registered and other holders and beneficial owners of ADSs. A separate registration statement on Form F-6 will be filed with respect to the ADSs issuable upon deposit of the Class common shares.

Share Capital Before and After Global Offering	Prior to the global offering, we have Class A common shares and Class common shares issued and outstanding. After the global offering, we expect to have Class A common shares and Class common shares issued and outstanding. See “Description of Bylaws and Capital Stock.”

Use of Proceeds	We will not receive any proceeds from the sale of Class common shares since they are being sold by the selling shareholder.

Listing	We expect the ADSs to be listed for trading on the NYSE, under the symbol “ .” Additionally, we expect our Class common shares to be listed for trading in Argentina on the BYMA under the symbol “ .”

Depositary	.

Voting Rights.	. See “Description of Bylaws and Capital Stock” and “Description of American Depositary Shares.”

Dividends	Subject to Argentine law, foreign exchange regulations and the terms of the Deposit Agreement, holders of the ADSs will be entitled to receive, as of the date they become owners, dividends, if any, declared and paid on the Class common shares represented by the ADSs to the same extent as holders of the

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Class common shares. See “Dividends and Dividend Policy,” “Risk Factors—Risks Relating to this Offering—You may not receive distributions on the Class common shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs” and “Description of American Depositary Shares.”

In each of 2024 and 2025, we distributed US$50.0 million in dividends from our results for the prior fiscal year. In 2026, we have not yet distributed dividends from our results for the 2025 fiscal year. We have not adopted a formal dividend policy. We currently intend to use future earnings to finance our operations and growth and, to the extent funds remain available after such use, we may pay dividends.

Under the Argentine general corporations law No. 19,550 (the “Argentine General Corporations Law”), the declaration and payment of annual dividends, to the extent that a company presents retained earnings in accordance with IFRS Accounting Standards and CNV Rules, are determined by shareholders at the annual ordinary shareholders’ meeting. In addition, under the Argentine General Corporations Law, 5% of the net income for the fiscal year calculated in accordance with IFRS Accounting Standards and CNV Rules must be appropriated by resolution adopted at shareholders’ meetings to a legal reserve until such reserve equals 20% of the capital stock. This legal reserve is not available for distribution. See “Dividends and Dividend Policy.”

Lock-up Agreements	The Company and its directors and executive officers and the selling shareholder have agreed with the international underwriters, subject to certain exceptions, not to dispose of or hedge any of the Company’s common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives of the international underwriters. In addition to the lock-up agreement, Bolsas y Mercados Argentinos Regulations require that all of the current shareholders of the Company (i.e., prior to the

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global offering) commit, for a period of 180 days, not to dispose of their shares. See “Underwriting.”

Taxation	For a discussion of certain Argentine and U.S. federal income tax considerations relating to an investment in our Class common shares or the ADSs, see “Certain Tax Considerations.”

Risk Factors	See “Risk Factors” beginning on page 22 and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in the ADSs and our Class common shares.

Jurisdiction and Arbitration	Pursuant to article 46 of the Argentine capital markets law No. 26,831 (the “Argentine Capital Markets Law”), companies whose shares are listed on any authorized securities market (including the Bolsas y Mercados Argentinos S.A.) are subject to the jurisdiction of the general arbitration court of such authorized securities market for all matters concerning these companies’ relations with shareholders and investors, provided that shareholders have the right to submit claims before the competent ordinary courts of Argentina.

For all matters relating to the Deposit Agreement and the ADSs, we will submit to the jurisdiction of the federal courts of the United States located in the City and County of New York, Borough of Manhattan.

Except as otherwise indicated or the context requires, all information in this prospectus assumes:

•	an initial public offering price of US$ per ADS, the midpoint of the estimated offering price range per ADS set forth on the cover page of this prospectus; and

•

no exercise by the international underwriters of their option to purchase up to    additional Class    common shares (including Class    common shares represented by ADSs) from the selling shareholder in connection with this offering.

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Summary Financial and Other Information

The following tables set forth, for the years and as of the dates indicated, our summary financial and operating data. The financial information presented herein has been derived from our audited annual financial statements prepared in accordance with IFRS Accounting Standards and included elsewhere in this prospectus.

The summary consolidated historical financial data should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited annual financial statements included elsewhere in this prospectus.

Consolidated Statements of Profit or Loss

	For the year ended December 31,
	2025	2024
	(in thousands of US$)
Revenues	640,817	524,225
Production costs	(343,577)	(281,372)

Gross profit	297,240	242,853
Administrative and selling expenses	(57,978)	(45,377)
Reversal (Impairment) of property, plant and equipment(1)	11,650	(75,620)
Other operating income, net	14,114	37,445
Loss on financial assets(2)	—	(33,990)

Operating profit	265,026	125,311
Finance expense, net	(63,656)	(55,735)

Profit before income tax	201,370	69,576
Income tax(3)	(194,007)	193,548

Net profit for the year(4)	7,363	263,124

Net (loss) profit for the year attributable to owners of the Company	(1,094)	235,595
Net profit for the year attributable to non-controlling interest	8,457	27,529

(1)

During 2025, we recorded a partial reversal of the prior impairment related to our Cañadón León wind farm as improved financial conditions in 2025 increased its value in use. During 2024, we recorded an impairment related to the outages of our Loma Campana I thermal power plant. See “Business–Our Power Generation Assets–Our Renewable Energy Plants—Cañadón León Wind Farm,” “Business–Our Power Generation Assets–Our Thermal Power Plants–Loma Campana Complex–Loma Campana I” and Note 12 to our audited annual financial statements.

(2)

During 2024, we recorded an impairment charge related to certain trade receivables with CAMMESA as a result of the payment by CAMMESA of its owed payments under the spot market and PPAs through the delivery of Argentine sovereign bonds in lieu of cash, which had an estimated fair market value of approximately 50% of the amount of the owed payments. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Comparison of the Results of Operations for the Fiscal Years ended December 31, 2025 and 2024–Loss on Financial Assets” and Note 4 to our audited annual financial statements.

(3)

For 2025, we recorded an income tax expense of US$194.0 million, compared to a tax income of US$193.5 million in 2024, mainly due to: (i) our assessment on the comprehensive inflation adjustment mechanism to our accumulated tax loss carryforwards for the year ended

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December 31, 2024, (ii) our reassessment of this matter and enrollment in the payment facilitation plan promoted by ARCA; and (iii) the change in the difference between inflation and devaluation during 2025 compared to 2024. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Main Items of the Statement of Profit or Loss–Income Tax,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Comparison of the Results of Operations for the Fiscal Years ended December 31, 2025 and 2024–Income Tax” and Note 20 to our audited annual financial statements.
(4)	There were no items of comprehensive income in the current or prior year other than the profit for the year and, accordingly, no statement of comprehensive income is presented.

Consolidated Statements of Financial Position

	As of December 31,
	2025	2024
	(in thousands of US$)
Assets
Non-current Assets
Property, plant and equipment	2,098,130	1,976,843
Intangible assets	7,404	7,850
Right-of-use assets	15,216	13,322
Investments in associates	11	11
Other receivables	23,502	43,154
Investments in financial assets	7,724	3,775
Deferred income tax assets, net	66,703	101,573

Total non-current assets	2,218,690	2,146,528
Current Assets
Other receivables	45,433	52,905
Trade receivables	131,779	129,412
Investments in financials assets	45,204	61,603
Restricted cash and cash equivalents	12,047	26,903
Cash and cash equivalents	191,798	213,132

Total current assets	426,261	483,955

Total Assets	2,644,951	2,630,483

Shareholders’ Equity
Shareholders’ contributions	452,480	452,480
Reserves and retained earnings	662,981	714,075

Shareholders’ Equity attributable to Owners of the Company	1,115,461	1,166,555
Non-controlling interest	148,145	159,700

Total Shareholders’ Equity	1,263,606	1,326,255
Liabilities
Non-current Liabilities
Provisions	11,924	4,087
Deferred income tax liability, net	27,696	16,728
Lease liabilities	14,165	8,037
Loans	771,762	727,662
Other liabilities	4,210	7,382
Trade payables	—	994
Contract liabilities	33,919	35,548

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	As of December 31,
	2025	2024
	(in thousands of US$)
Income tax payable(1)	96,931	—

Total non-current liabilities	960,607	800,438

Current Liabilities
Provisions	160	—
Taxes payable	5,033	5,476
Income tax payable(1)	31,977	33,403
Salaries and social security payables	16,282	14,034
Lease liabilities	1,750	2,227
Loans	232,585	288,457
Other liabilities	1,295	4,931
Contract liabilities	7,561	6,102

Trade payables	124,095	149,160

Total current liabilities	420,738	503,790
Total Liabilities	1,381,345	1,304,228

Total Liabilities and Shareholders’ Equity	2,644,951	2,630,483

(1)

During 2025, we enrolled in a payment facilitation plan promoted by ARCA to settle tax obligations related to the inflation adjustment of accumulated tax loss carryforwards for the year ended December 31, 2024. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Comparison of the Results of Operations for the Fiscal Years ended December 31, 2025 and 2024—Income Tax” and Note 20 to our audited annual financial statements.

Non-IFRS Financial Data

The following Non-IFRS financial measures should be read in conjunction with “Presentation of Financial and other Information—Non-IFRS Financial Measures” in this prospectus.

Adjusted EBITDA and Adjusted EBITDA Margin

	For the year ended December 31,
	2025	2024
	(in thousands of US$, except percentages)
Adjusted EBITDA(1)	427,470	360,582
Adjusted EBITDA Margin(2)	66.7%	68.8%

(1)

We calculate Adjusted EBITDA by adding back to our net profit for the year: (i) income tax, (ii) finance expense, net, (iii) (reversal) impairment of property, plant and equipment, (iv) amortization of intangible assets, (v) depreciation of right-of-use assets, and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is not a presentation made in accordance with IFRS Accounting Standards. Adjusted EBITDA may not be comparable to other similarly titled measures of other companies and has limitations as an analytical tool and should not be considered in isolation or as a substitute for our operating results as reported under IFRS Accounting Standards.

(2)	We calculate Adjusted EBITDA Margin by dividing Adjusted EBITDA by revenues for the year.

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The following table reconciles our net profit for the year to Adjusted EBITDA and Adjusted EBITDA Margin for the years shown:

	For the year ended December 31,
	2025	2024
	(in thousands of US$, except percentages)
Net profit for the year	7,363	263,124
Add-back:
Income tax	194,007	(193,548)
Finance expense, net	63,656	55,735
(Reversal) Impairment of property, plant and equipment	(11,650)	75,620
Amortization of intangible assets	446	294
Depreciation of right-of-use assets	5,519	2,319
Depreciation of property, plant and equipment	168,129	157,038

Adjusted EBITDA	427,470	360,582
Revenues	640,817	524,225
Adjusted EBITDA Margin	66.7%	68.8%

Adjusted Net Debt and Net Leverage Ratio

	As of and for the year ended December 31,
	2025	2024
	(in thousands of US$, except ratios)
Adjusted Net Debt(1)	755,298	714,481
Net Leverage Ratio(2)	1.8x	2.0x

(1)

We calculate Adjusted Net Debt as the sum of total current loans and non-current loans (which does not include lease liabilities), net of (i) current investments in financial assets, (ii) restricted cash and cash equivalents, and (iii) cash and cash equivalents. Adjusted Net Debt is not a presentation made in accordance with IFRS Accounting Standards. Adjusted Net Debt may not be comparable to other similarly titled measures of other companies and has limitations as an analytical tool and should not be considered in isolation or as a substitute for our financial condition as reported under IFRS Accounting Standards.

(2)	We calculate our Net Leverage Ratio as Adjusted Net Debt divided by Adjusted EBITDA for the year.

The following table reconciles our current loans and non-current loans to Adjusted Net Debt and Net Leverage Ratio for the years shown:

	As of and for the year ended December 31,
	2025	2024
	(in thousands of US$, except ratios)
Current loans	232,585	288,457
Non-Current loans	771,762	727,662
Total current and non-current loans	1,004,347	1,016,119

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	As of and for the year ended December 31,
	2025	2024
	(in thousands of US$, except ratios)
Net of:
Current investment in financial assets	(45,204)	(61,603)
Restricted cash and cash equivalents	(12,047)	(26,903)
Cash and cash equivalents	(191,798)	(213,132)

Adjusted Net Debt(1)	755,298	714,481
Adjusted EBITDA	427,470	360,582
Net Leverage Ratio(2)	1.8x	2.0x

(1)

We calculate Adjusted Net Debt as the sum of total current loans and non-current loans (which does not include lease liabilities), net of (i) current investments in financial assets, (ii) restricted cash and cash equivalents, and (iii) cash and cash equivalents. Adjusted Net Debt is not a presentation made in accordance with IFRS Accounting Standards. Adjusted Net Debt may not be comparable to other similarly titled measures of other companies and has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS Accounting Standards.

(2)	We calculate our Net Leverage Ratio as Adjusted Net Debt divided by Adjusted EBITDA for the year.

Operating Data

The following tables present certain of our operating data for the years indicated.

	For the year ended December 31,
	2025	2024
Availability Factor
Thermal
Tucumán Power Plant	95.6%	92.3%
San Miguel de Tucumán Power Plant	93.3%	94.1%
El Bracho Power Plant	95.9%	94.7%
Loma Campana I Power Plant(1)	85.9%	27.8%
Loma Campana II Power Plant	82.1%	78.8%
Loma Campana Este Power Plant	100%	98.0%
LPC I Power Plant	88.5%	94.1%
LPC II Power Plant	85.4%	92.2%
Manantiales Behr Power Plant	91.2%	84.6%
Central Dock Sud Power Plant(2)	89.5%	89.9%
Average YPF LUZ	90.7%	84.6%
MW-Weighted Average YPF LUZ	91.6%	89.1%

(1)

Our Loma Campana I power plant was not in operation from May 2023 to August 2024. In September 2024, Loma Campana I resumed partial energy generation and is currently operating at reduced capacity. For more information, see “Business–Our Thermal Power Plants–Loma Campana Complex–Loma Campana I.”

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(2)	We own 70.16% equity interest in IDS, which owns 71.77% of the equity interest in CDS, which owns the Central Dock Sud thermal power plant.

	For the year ended December 31,
	2025	2024
	(in GWh)

Energy Generation(1)
Thermal
Tucumán Power Plant	830	916
San Miguel de Tucumán Power Plant	257	198
El Bracho Power Plant	3,317	3,174
Loma Campana I Power Plant(2)	662	242
Loma Campana II Power Plant	299	496
Loma Campana Este Power Plant	96	82
LPC I Power Plant	780	847
LPC II Power Plant	609	607
Manantiales Behr Power Plant	423	436
Central Dock Sud Power Plant (3)	5,410	5,083
Total Thermal	12,682	12,081
Renewable
Manantiales Behr Wind Farm	527	500
Los Teros Wind Farm	747	717
Cañadón León Wind Farm	543	550
Zonda Solar Farm	269	263
General Levalle Wind Farm(4)	594	121
El Quemado Solar Farm(5)	11	—
Total Renewable	2,692	2,151

Total	15,374	14,232

(1)	Our CASA wind farm is not included in this table since it reached full commercial operations in February 2026.
(2)

Our Loma Campana I power plant was not in operation from May 2023 to August 2024. In September 2024, Loma Campana I resumed partial energy generation and is currently operating at reduced capacity. For more information, see “Business–Our Thermal Power Plants–Loma Campana Complex–Loma Campana I.”

(3)	We own 70.16% equity interest in IDS, which owns 71.77% of the equity interest in CDS, which owns the Central Dock Sud thermal power plant.
(4)	Our General Levalle Wind Farm reached full commercial operations in December 2024 with a total of 155 MW of installed capacity.
(5)

Our El Quemado solar farm reached partial commercial operations for an installed capacity 100 MW in December 2025 and for an additional installed capacity of 100 MW in February 2026. El Quemado is expected to have a total installed capacity of 305 MW, and to reach full commercial operations in the second quarter of 2026.

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RISK FACTORS

An investment in our Class     common shares or the ADSs involves significant risks. Before you decide to invest in our Class     common shares or the ADSs, you should carefully consider all the information set forth in this prospectus, including the risks described below. Note that an investment in the securities of issuers whose operations are located in emerging market countries such as Argentina involves a higher degree of risk than an investment in the securities of issuers whose operations are located in the United States or other more developed countries. In the event that any of these risks occurs, our business, financial condition, results of operations, cash flows and prospects may be materially adversely affected and, as a result, the value and trading price of our Class     common shares and the ADSs may decline and you may lose all or part of your investment. We currently believe that the risks described below are those that may adversely affect us. Additional risks and uncertainties not currently known to us, or that we currently believe to be immaterial, may have a material adverse effect on us in the future.

When determining whether to invest, you should also refer to the other information contained in this prospectus, including our audited annual financial statements. You should also carefully review the cautionary statements referred to under “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in this prospectus.

For the purposes of this section, the indication that a risk, uncertainty or problem may or will have an “adverse effect on us” or may or will “adversely affect us” means that the risk, uncertainty or problem could have a material adverse effect on our business, financial condition, results of operations, cash flows, prospects and/or the liquidity or trading price of our Class     common shares or the ADSs, except as otherwise indicated or as the context may otherwise require. You should view similar expressions in this “Risk Factors” section as having a similar meaning.

Risks Relating to Argentina

Our business is largely dependent upon economic conditions in Argentina.

Substantially all of our operations, properties and customers are located in Argentina and, as a result, our business is to a large extent dependent upon economic conditions prevailing in the country. You should make your own assessment about Argentina before making an investment decision with respect to our Class     common shares and the ADSs.

Argentine economic conditions are impacted by a variety of factors, including, but not limited to, the following: fluctuations in international demand and prices for Argentina’s commodity exports; competitiveness and efficiency of domestic industries and services; foreign and domestic investment and financing; stability and competitiveness of the Argentine peso against foreign currencies; high levels of inflation resulting in wage and price controls; high interest rates; high level of sovereign indebtedness; the level of foreign exchange reserves in the Central Bank, which may result in changes in currency values and exchange and capital control regulations; adverse external economic shocks; changes in economic or fiscal policies implemented by the Argentine government; labor disputes and work stoppages; the level of expenditure by the Argentine government and the ability to reach and sustain fiscal balance; the level of unemployment; political instability and social tensions.

Changes in economic, political and regulatory conditions in Argentina, as well as measures taken by the Argentine government, have had and are expected to continue to have a significant impact on us. We cannot predict the impact of any measures that the Argentine government may adopt in the future, or whether those measures will have the effects sought. Uncertainty with respect to government policies may lead to additional volatility of Argentine stock market prices including companies that

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operate in the energy sector, given the degree of state regulation over this industry historically. Additionally, we cannot assure you that the current policies that apply to the energy sector will not be changed in the future.

The Argentine economy has experienced significant volatility in past decades, including numerous periods of low or negative growth and high and variable levels of inflation and currency devaluation. No assurances can be given that the Argentine economy will grow in the future on a sustainable basis. Although revenues are linked to U.S. dollars, a certain portion of our expenses are in Argentine pesos, so if inflation outpaces currency devaluation, our costs increase in U.S. dollar terms, adversely affecting our results of operations.

If economic conditions in Argentina were to deteriorate, if inflation were to accelerate, if Argentina is not able to refinance its debt, if federal fiscal balances were to turn negative, affecting the Argentine government’s ability to access long term financing, or if the Argentine government’s measures to attract or retain foreign investment and international financing to incentivize domestic economy activity are unsuccessful, such events could adversely affect Argentina’s economic growth and in turn affect our business, financial condition and results of operations.

According to a Morgan Stanley Capital International (“MSCI”) release, Argentina was considered an emerging market until June 2021, when it was classified as a standalone market. Economic and market conditions in Argentina and in emerging market countries, especially those in Latin America, influence the market for securities issued by Argentine companies. Volatility in securities markets in Latin America and in emerging market countries, as well as potential increases in interest rates in the United States and other developed countries, may have a negative impact on the trading value of our Class     commons shares and the ADSs, and on our ability and the terms on which we are able to access international capital markets. In addition, standalone markets include additional risks such as government restrictions that may limit investments and risks associated with political developments.

There are outstanding claims, arbitral awards and court judgments against the Argentine government, including those before the International Centre for Settlement of Investment Disputes (“ICSID”), and in foreign courts, which, if resolved adversely and/or enforced against the Argentine government, could have an adverse effect on the Argentine government’s ability to implement reforms and to foster economic growth.

Additionally, the lack of a solid and transparent institutional framework governing contracts with the Argentine government and its agencies, as well as allegations of corruption, have adversely affected Argentina. The Argentine government, recognizing these issues, has announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. However, we cannot assure you that the implementation of these measures will be successful.

We cannot assure you that any of these factors or the perception of risk in Argentina will not adversely affect our ability to raise capital, including our ability to refinance our debt at maturity, which would negatively affect our investment plans and consequently our business, financial condition and results of operations, which in turn may have an adverse effect on the trading value of our Class     common shares and the ADSs.

Argentina’s ability to obtain international financing could be limited which may have an impact on our ability to access international financing.

In past years, Argentina has experienced financial distress, leading to an increase in the incurrence of public debt.

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In 2022 the Argentine government and the International Monetary Fund (the “IMF”) reached understandings on key policies as part of their ongoing discussions within the framework of an IMF-supported financing program and, the Argentine government approved the entering into an agreement (the “IMF Agreement”) between the IMF and the Argentine executive branch in order to refinance US$44.0 billion of debt incurred between 2018 and 2019 under a stand-by agreement which was originally scheduled to be paid between 2021 and 2023. The IMF Agreement included ten quarterly reviews during two and a half years to ensure compliance by the Argentine government with the targets established for each review period, with disbursements being made available after each review. The repayment term for each disbursement is ten years, with a grace period of four and a half years, starting in 2026 and ending in 2034.

On March 11, 2025, the Argentine government issued the Emergency Decree No. 179/2025 (the “Decree 179/25”) which approved certain public credit transactions set forth in the IMF Agreement. These credit transactions have a ten-year maturity period, and the proceeds therefrom are expected to be used for the repayment of certain pre-existing obligations, among other purposes. On April 8, 2025, the IMF and the Argentine government reached an agreement to enter into a new financing agreement (the “New IMF Agreement”) for a total amount of approximately US$20 billion. On April 11, 2025, the IMF approved an initial disbursement of US$12 billion under the New IMF Agreement, with a second disbursement of approximately US$2 billion following the completion of the first review in July 2025. The New IMF Agreement has a ten-year maturity period and an annual interest rate of 5.63%. Additionally, on April 11, 2025, the World Bank and the Inter-American Development Bank approved the granting of financial assistance to Argentina under multi-year programs in the amounts of US$12 billion and US$10 billion, respectively.

We cannot assure that the targets of the upcoming reviews will be met, and we also cannot predict the impact of the implementation of the New IMF Agreement on Argentina’s ability (and indirectly the ability of Argentine companies) to access the international credit and capital markets. Moreover, the long-term impact of these measures and any other future measures taken by the Argentine government on the local economy is uncertain.

In spite of the restructurings of the Argentine public debt and Argentina’s credit rating improvements, international markets remain cautious about the sustainability of Argentina’s debt and, therefore, although country risk indicators have tended to decrease since the fourth quarter of 2023, they remain high when compared to the average of other countries in the region. We cannot assure whether Argentina’s credit ratings will be maintained or that they will not be downgraded, suspended or cancelled. Any credit rating downgrade, suspension or cancellation for Argentina’s sovereign debt may have an adverse effect on the Argentine economy, our ability to access international credit and capital markets. As such, any adverse effect on our business due to changes in Argentina’s credit rating may adversely affect our own credit rating, as well as the market value of our Class     common shares and the ADSs.

The Argentine economy has been and could be adversely affected by economic developments in other markets.

Financial and securities markets in Argentina and the Argentine economy are influenced by the effects of global or regional market conditions. Global economic instability could impact the Argentine economy and jeopardize Argentina’s ability to stabilize its economy, such as deterioration of economic conditions in Brazil (Argentina’s main trading partner) and of the economies of other major trading partners of Argentina, such as China or the United States, increases in the interest rates in the United States and other developed countries, the trade policies or measures implemented by the U.S. administration, and measures implemented by other governments, including the imposition of new tariffs that could affect cross-border commerce, geopolitical tensions among the United States and

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other countries, conflicts such as between Russia and Ukraine, between the United States, Israel and Iran, or in the Middle East, particularly with respect to the Strait of Hormuz, political and social discords, terrorist attacks, downgrades of sovereign debt ratings, and pandemics. Although economic conditions vary from country to country, investors’ reactions to events occurring in one country sometimes have a “contagion” effect, causing an entire region or asset class to be disfavored by international investors.

Geopolitical conflicts have had, and are likely to continue to have, a significant impact on international commodity prices, supply chains and inflationary pressures globally. Due to the uncertainties inherent in the scale and duration of these events and their direct and indirect effects, we cannot predict the full impact on the world economy and global financial markets, on the Argentine economy and, consequently, on our business, financial condition and results of operations. Any such disruptions may also magnify the impact of other risks described in this prospectus.

We cannot assure you that the Argentine economy and securities markets will not be adversely impacted by events affecting developed economies, emerging markets or any of Argentina’s major trading partners, which could in turn adversely affect our business, financial condition and results of operations, and the market value of our Class     common shares and the ADSs.

We may be exposed to fluctuations in foreign exchange rates.

Historically the devaluation of the Argentine peso has had a negative impact on the economy and has also led to an increase in inflation.

The value of the peso has fluctuated significantly in the past. As of December 31, 2025, the value of the Argentine peso amounted to Ps.1,459.42 per US$1.00, according to the Central Bank, which represented increases in the exchange rate between the Argentine peso and the U.S. dollar of 41.3% and 80.5% compared to December 31, 2024 and 2023. As of April 30, 2026, the peso was valued at Ps.1,381.10 per US$1.00, a decrease of approximately 5.4% against the U.S. dollar, compared to December 31, 2025.

In addition, our results of operations are exposed to currency fluctuations and any devaluation of the Argentine peso against the U.S. dollar and other foreign currencies may adversely affect our business and results of operations. Although most of our revenues are denominated in or linked to the U.S. dollars, our revenues are collected in Argentine pesos and, therefore, we are exposed to Argentine peso/U.S. dollar exchange rate risk.

The main effects of the devaluation of the Argentine peso on our results of operations, to the extent not mitigated by inflation, are related to: (i) our collections related to revenue from sales to CAMMESA in the spot market and under PPAs, and from our fuel management; (ii) deferred income tax related primarily to property, plant and equipment; (iii) current income tax; (iv) the increase in depreciation and amortization resulting from the revaluation in pesos of our property, plant and equipment and our intangible assets; and (v) foreign exchange differences resulting from our exposure to the Argentine peso.

As a result of the Argentine peso’s volatility, the Argentine government and the Central Bank have implemented several measures and regulations to stabilize its value. Future exchange rate dynamics will partly depend on the monetary and foreign exchange policies implemented by the Central Bank. We cannot assure you that these measures will stabilize the peso or limit exchange rate volatility.

Under Resolution No. 400/2025, thermal power generators in the spot market, including us, receive two types of remuneration from CAMMESA based on the available capacity of the power plant

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during each designated hour and the energy produced, with amounts denominated in U.S. dollars but paid in Argentine pesos. As a result, we are exposed to foreign exchange risk, as any depreciation of the Argentine peso between the time revenues are determined and the time payments are collected could adversely affect our results. This exposure arises both from the period between billing and payment for capacity, as well as from the 15-day calculation periods used to determine energy prices and payment for energy sold. The aforementioned resolution authorizes thermal power generators in the spot market to enter into contracts with private customers for up to their full available capacity and for a percentage of their monthly generated energy. This arrangement allows them to reduce their exposure to the remuneration system administered by CAMMESA and its payment terms. Additionally, the remuneration under our PPAs with CAMMESA are denominated in U.S. dollars and payable in Argentine pesos. Although CAMMESA currently covers exchange rate fluctuations for the first 42 days after billing, we remain exposed thereafter and until payment is received, particularly in the event of payment delays which have occurred in the past. Although applicable regulations require CAMMESA to pay late payment interest to power generators, such interest rate may not be sufficient to offset the negative effects of a devaluation of the Argentine peso against the U.S. dollar.

On the other hand, a substantial increase in the value of the Argentine peso against the U.S. dollar could adversely affect Argentina’s economic competitiveness. A significant real appreciation of the Argentine peso would adversely affect exports and reduce Argentina’s trade surplus or cause a trade deficit, and would also increase the U.S. dollar value of our costs denominated in Argentine pesos.

We cannot predict whether, and to what extent, the value of the Argentine peso may continue to depreciate or appreciate against the U.S. dollar or other foreign currencies, and the impact that such variations may have on our financial condition and results of operations.

We may be subject to exchange and capital controls.

The Argentine government and the Central Bank have implemented measures that control and restrict the ability of companies and individuals to access the Argentine foreign exchange market (the “Foreign Exchange Market”) to purchase foreign currencies and to transfer such currencies abroad. Those measures included restrictions on the acquisition of foreign currency to be held as cash in Argentina by companies, requirements that exporters repatriate and settle in Argentine pesos in the local exchange market and limitations on the transfer of securities into and from Argentina.

We cannot assure you that the Central Bank or other government agencies will not increase or relax controls or restrictions, make modifications to these regulations, impose mandatory refinancing plans related to our indebtedness payable in currencies other than Argentine pesos, establish more severe restrictions on currency exchange, or maintain the current foreign exchange regime or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to pay imports and/or to service our outstanding liabilities denominated in currencies other than Argentine pesos, all of which could affect our ability to comply with our financial obligations when due, raise capital, refinance our debt at maturity, obtain new financing, execute our capital expenditure plans, and/or undermine our ability to pay dividends to foreign shareholders. Consequently, exchange controls and restrictions could materially and adversely affect our business, financial condition and results of operations.

Changes in Argentine tax laws and/or the implementation of new taxes and export/import regulations could adversely affect our business.

We cannot assure that the Argentine government will not adopt changes to tax regulations, nor that these changes will not adversely affect our business, financial condition and results of operations.

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We cannot assure you that taxes and export/import regulations will not be modified in the future or that other new taxes or regulations will not be imposed, which may adversely affect our business, financial condition and results of operations.

The Argentine government introduced changes to the corporate income tax rate and distribution of dividends tax rate in the last few years. We cannot assure you that the Argentine government will not adopt additional changes in the income tax rate, nor that these changes and those that may be adopted in the future will not adversely affect our business, financial condition and results of operations.

Risks Relating to the Electricity Sector in Argentina

The Argentine electricity sector has been subject to government intervention and ongoing regulatory changes, including recent efforts to normalize the WEM.

The Argentine electricity sector has historically been subject to significant government intervention and regulatory changes. Although the sector was deregulated in the 1990s following the enactment of Law No. 24,065, subsequent laws, decrees and resolutions have been enacted which have subjected the Argentine electricity sector to state intervention. These included the renegotiation of public service contracts under Law No. 25,561, including freezing rates and removing inflation adjustments. From 2015 to 2017, Argentina introduced measures to fund infrastructure and dollarize electricity prices. In 2019, Law No. 27,541 gave the executive branch authority to restructure tariffs and intervene in regulatory bodies. In 2023, a state of emergency was declared in the energy sector, directing the Secretariat of Energy to stabilize prices and review tariffs. In 2024, the Bases Law gave the executive branch power to modify the electricity sector’s regulatory framework.

On January 28, 2025, Resolution No. 21/2025 was issued to reform the WEM, removing bilateral contracting restrictions, decentralizing fuel management, and creating incentives for new generation capacity. Under Resolution No. 400/2025, effective November 1, 2025, the WEM was modified to ensure continuity and growth of Argentina’s electric system. It also introduced a price signaling framework and a marginal cost-based remuneration system for electricity supply. For more information, see “Industry and Regulatory Overview–The Wholesale Electricity Market (WEM).”

We cannot assure you that these measures to normalize the Argentine electricity sector will be effective, nor can we assure you what impact these measures will have. In addition, we cannot assure you that future regulations, changes in the regulatory framework or government actions will not adversely affect the electricity sector. The Argentine government may adopt new regulations or emergency measures, and CAMMESA may modify payment terms, contractual arrangements or market practices. Such changes could adversely affect our business, financial condition or results of operations.

CAMMESA may delay or alter payments to electric power generators.

We receive significant payments from CAMMESA for energy and capacity sold under our PPAs with CAMMESA as well as under the spot market, which, in the past, have been subject to delays or modifications in the type or amount of remuneration. During the year ended December 31, 2025, our revenues under our PPAs with CAMMESA and the spot market accounted for 38.3% and 24.2% of our revenues, respectively.

CAMMESA’s ability to make payments to us depends on CAMMESA receiving payments from other agents in the Argentine electricity market, such as electric power distribution companies, large users and the Argentine government. In the past, electric power distribution companies incurred significant payment defaults, made only partial payments, or made payments with significant delays,

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which in turn affected CAMMESA’s ability to meet its payment obligations with electricity generators, including us.

Moreover, payments to generators should be settled 42 days after the end of each month, however, in past years those payments have at times been significantly delayed. During 2025, the average time it has taken CAMMESA to make payments to power generators was 49 days from the end of the relevant month. However, at certain times in the past, the terms for payments by CAMMESA exceeded 100 days. We cannot assure you that these payment terms will be maintained in the future. In addition, CAMMESA has compensated electricity generators for owed payments with alternative means of payment; for example, CAMMESA paid owed payments corresponding to December 2023 and January and February 2024 under the previous regulatory scheme for the spot market and the PPAs with CAMMESA owed to thermal power generators, including us, with Argentine sovereign bonds. We cannot assure you that this measure or alternative measures regarding owed payments will not be implemented by CAMMESA in the future.

We cannot assure you that CAMMESA will be able to pay us for our power generation and capacity, or that CAMMESA will not unilaterally cancel outstanding balances under the PPAs, or that it will utilize any type of alternative payment mechanism. CAMMESA’s inability to make payments or to make such payments in a timely or complete manner could adversely affect our business, financial condition and results of operations.

The new regulatory framework, effective as of November 1, 2025, contemplates a gradual reduction in CAMMESA’s role as a central counterparty for certain transactions which, if successful, could mean that an increasing portion of the energy marketed by the Company will be sold to counterparties other than CAMMESA. While these changes will reduce our exposure to CAMMESA, they could expose our business to other counterparty risks.

Our business and operations are highly dependent on key customers, primarily CAMMESA and YPF, and we may not be able to renew our PPAs or enter into new PPAs on similar terms.

We sell most of the energy generated to two key customers, CAMMESA and YPF. During 2025, 38.3% of our revenues came from PPAs with CAMMESA and 20.5% of our revenues came from YPF under PPAs for electricity and steam. As of the date of this prospectus, the remaining weighted average term of the PPAs entered into with CAMMESA with respect to thermal power plants and renewable energy power plants is approximately 5 and 10 years, respectively, and the remaining weighted average term of the PPAs with YPF with respect to thermal power plants and renewable energy power plants is approximately 8 and 9 years, respectively.

Upon the expiration of our PPAs with CAMMESA, we may be unable to renew such agreements on similar or favorable terms or at all. As a result, we may be required to transition these PPAs to the MAT, which could entail different or less favorable contractual conditions, or we may be required to sell on the spot market without PPAs. Pursuant to Resolution No. 400/2025, effective as of November 1, 2025, the Secretariat of Energy seeks to promote free contracting among market participants which may require us to enter into PPAs with other private parties rather than CAMMESA.

In addition, upon the expiration of our PPAs with YPF, we may be unable to renew such agreements on similar or favorable terms or at all. Moreover, following YPF’s divestment plan of certain conventional hydrocarbon production assets launched in 2024, which aims to optimize YPF’s asset portfolio and focus its investments on the development of the shale business in Vaca Muerta region of Argentina, YPF’s demand for energy supplied by some of our power plants has decreased. Moreover, we are in the process of entering into assignment agreements or new PPAs with the purchasers of some of YPF’s oil fields, and part of the energy generated by these plants is currently sold in the spot market.

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We cannot assure you that we will be able to sell the energy currently sold to CAMMESA or YPF under the same terms, which could require us to seek alternative off-takers under different and potentially less favorable terms, thereby affecting our business, financial condition and results of operations.

We are exposed to counterparty risks arising from the diversification of our commercial portfolio and changes in the electricity market.

The regulatory framework of the WEM has recently undergone significant reforms aimed at promoting bilateral contracting, the decentralization of fuel management over time, and the incorporation of new market participants, in a context of subsidy reduction, tariff adjustment, and a review of CAMMESA’s role in the sector’s payment chain. As a result of these reforms, and those that may be implemented in the future, we may be able to commercialize energy with a variety of counterparties in addition to CAMMESA and YPF, including distribution companies, trading agents, large users authorized to contract directly in the market, and other industrial or commercial customers that were not part of the market as direct counterparties to generators under the previous framework. In particular, the sale of electricity to these potential new counterparties could present a higher risk of default, non-compliance, payment restructuring or insolvency. We may experience delays in payments or defaults by these customers, which could negatively impact our business, financial condition and results of operations.

We cannot assure you that we will be able to mitigate the risks associated with counterparty diversification through the execution of new long-term contracts, the obtainment of payment guarantees, or the implementation of hedging mechanisms, which could adversely affect our business, financial condition and results of operations.

Electricity demand may be affected by tariff increases, which could lead generation companies like us to record lower revenues.

Historically, electricity demand in Argentina has been affected by the overall level of economic activity and the ability of consumers to pay their electricity bills. Any significant increase in energy prices (whether through a tariff increase or through a cut in consumer subsidies) or a decline in economic activity could result in a decline in demand for the energy that we generate. A significant reduction in the demand for electricity or an increase in delinquency in the payment of energy by consumers and distributors could lead us to record lower revenues and results, which could adversely affect our business, financial condition and results of our operations.

Since 2022, the Argentine government has implemented measures to reduce consumer subsidies and realign end-user electricity tariffs (including income-based segmentation and periodic updates of wholesale and network charges). These measures are increasing final bills for residential and commercial users, which could reduce electricity demand and affect pricing, which could affect our business, financial condition and results of operations.

Argentina has certain energy transmission and distribution limitations that adversely affect the capacity of electric power generators to deliver the energy they produce, which results in reduced sales.

The energy that generators dispatch to the SADI at all times depends on the capacity of Argentina’s transmission and distribution system. At certain times of the year, or under certain operational conditions, the transmission system restricts the capacity of generators to deliver available energy. As a result, not all of the energy that can technically be generated can be fed into the grid, since it cannot be transmitted or distributed through the transmission and distribution networks. Any

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limitations on energy transmission for generators may increase costs or reduce revenues, which could adversely affect our business, financial condition and results of operations.

Historically, restrictive transmission and distribution price regulation has provided insufficient incentives for transmission and distribution companies to invest in infrastructure expansion. Electricity demand growth has tended to exceed increases in generation, transmission and distribution capacity, resulting in power shortages, service disruptions and curtailment of available generation capacity. If the demand for energy continues to increase in the future, the current levels of power transmission and distribution or the installed technology may not be sufficient to meet the demand and may cause disruptions.

While Decree No. 450/2025 introduced reforms to reduce government intervention in electricity sector pricing and contracting and promote transmission infrastructure modernization, we cannot assure you whether transmission and distribution facilities in Argentina will be expanded or upgraded in a timely manner. A sustained increase in disruptions in the electrical system could generate future shortages and could prevent us from delivering the electricity we produce and sell, which, in turn, could adversely affect our business, financial condition and results of operations.

Currently, our renewable plants have full or partial priority of dispatch. However, we cannot assure you that our new projects will obtain priority in the dispatch, in full or in part, or whether the priority of dispatch of our operating assets will be effective. If this priority is not obtained or is not effective, such lack of priority could adversely affect our business, financial condition and results of operations.

Our ability to generate electricity at our thermal generation plants partially depends on the availability, price and transport of natural gas and, to a lesser extent, diesel fuel, and may be affected by fluctuations in the supply, price and transportation capacity of natural gas and diesel fuel.

Our ability to generate electricity at our thermal power plants depends on the availability and the price of the fuels we use, primarily natural gas and, to a lesser extent, diesel fuel, including both the supply of fuel and transportation capacity. As a result, fluctuations in the availability and/or price of natural gas and diesel fuel, including as a result of global events, could have an adverse effect on our results of operations.

The supply and price of natural gas and diesel fuel used in our thermal generation plants has been and may from time to time continue to be affected by, among other things, the availability of natural gas and diesel fuel in Argentina, its transportation, and the prices of national and imported fuels, which may be further affected by increases in oil and gas prices resulting from the conflict in Middle East. We cannot ensure that there will be sufficient production and transportation capacity for natural gas and/or diesel to supply our thermal power plants.

At thermal power plants where we have entered into PPAs with CAMMESA, CAMMESA is obligated to supply fuel (whether natural gas or diesel) until the PPA expires. In the specific case of our LPC II power plant, YPF has allocated volumes from the Plan Gas for the supply of natural gas to the plant, therefore, once the Plan Gas ends in December 2028, or earlier if we decide to resume managing our own fuel supply, CAMMESA must assume its contractual obligation to supply fuel to our LPC II power plant. Similarly, at the thermal power plants where we have entered into PPAs with YPF, YPF is responsible for providing us with the natural gas necessary to operate those plants until the PPA expires. If CAMMESA or YPF were to cease supplying us with natural gas and/or diesel during the terms of the PPAs, and we were unable to purchase natural gas and/or diesel at favorable prices,

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or if the supply of natural gas and/or diesel were to be reduced, our ability to operate our thermal plants could be adversely affected, although the majority of revenue comes from capacity fees, with the exception of cogeneration plants, where steam supply and the related revenues would be affected.

At thermal power plants where we have not entered into a PPA with either CAMMESA or YPF, fuel supply—and all related compensation implications—is governed by Resolution No. 400/2025. With respect to natural gas supply through the expiration of the Plan Gas in December 2028, fuel procurement is deemed to be self-managed, whether through adherence to the Natural Gas Agreement (which involves CAMMESA’s centralized gas purchases under the Plan Gas) and/or through direct fuel self-procurement managed by us. Beginning in January 2029, generators will be required to manage their own fuel, with CAMMESA remaining solely as a supplier of last resort. With respect to the supply of alternative fuels, Resolution No. 400/2025 establishes that they must be fully managed by the generators. Under Resolution No. 400/2025, self-managed fuel procurement enables access to a marginal rent-based remuneration scheme in the spot market and, in turn, eligibility to enter into power generation contracts in the MAT. In contrast, in absence of self-managed fuel procurement, we would be subject to a regulated remuneration scheme and would receive the capacity payment only during the hours in which its generating units are dispatched. Furthermore, if we were to decide to continue to have fuel procurement managed by CAMMESA through 2028 pursuant to the Natural Gas Agreement, we could lose market share and competitiveness in offering energy supply contracts, to the extent that competitors may secure fuel supply and transportation capacity earlier and at more competitive prices.

We cannot assure you that we will be able to obtain fuel or fuel transmission at favorable prices or at all in the future, particularly beginning in January 2029, or, if later, when the PPAs for a thermal plant expire. If the fuel we obtain is at a greater cost, our financial margins or our market share could be affected.

Our ability to operate our renewable plants in a profitable manner depends, to a large extent, on adequate wind, solar and other climatic conditions.

The energy generated by, and the profitability of, our wind and solar farms are highly dependent on climate conditions, particularly wind and solar conditions, which can vary materially across locations, seasons and years. Variations in wind and solar conditions at our wind and solar farms sites occur as a result of daily, monthly and seasonal fluctuations in wind currents and solar irradiance and, over the longer term, as a result of more general climate changes and shifts. Because wind turbines and solar farms will only operate when wind speeds and solar irradiance fall within certain specific ranges that vary by type and manufacturer, if wind speeds and solar irradiance fall outside or towards the lower end of these ranges, energy output at our wind farms and our solar farms would decline.

During the development phase and prior to the construction of any renewable generation assets, a wind and solar irradiance resource study to evaluate the potential wind and solar irradiance resource of the site is typically conducted. These wind and solar studies have been conducted by our own team and independent technical consultants with respect to the estimated load factor resulting from our wind and solar studies and the model of turbines and solar power generation technology used. We base our core assumptions and investment decisions on the findings of these studies. We cannot assure you that observed climate conditions at a project site will conform to the assumptions that were made during the project development phase on the basis of these studies, and, therefore, we cannot assure that our wind farms, solar farms or renewable projects will be able to meet their anticipated production levels. It is possible that future wind or solar resource patterns and electricity production at our wind farms or our solar farm will not reflect the historical wind and solar resource patterns at the respective sites or the projections, and wind and solar resource patterns at each site will change over time.

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If in the future the wind and the solar resource in the areas where renewable power plants are located is lower than expected, electricity production at such renewable power plants would be lower than expected and consequently could materially and adversely affect our results of operations and expose us and our subsidiaries to potential penalties under PPAs with CAMMESA and other clients.

We may face increased competition.

The power generation market in which we operate is characterized by numerous strong and capable participants, many of which may have extensive and diversified developmental or operating experience (including both domestic and international) and financial resources similar to or significantly greater than ours. See “Business—Competition.” In addition, our competitors may consolidate or merge their operations, which could result in larger players with better financial and operational resources. An increase in competition could cause reductions in prices and increase acquisition prices for fuel, raw materials, and existing assets and, therefore, could adversely affect our business, financial condition and results of operations.

We and our competitors are connected to the same electrical grid which has limited transmission capacity and, under certain conditions, may reach its operational capacity. New generators may be connected to the same electrical grid, or existing generators may increase their generation within the electrical grid, which could result in higher levels of electric power dispatched to the grid, which could in turn impede our ability to deliver energy to our customers. On the other hand, the Argentine government (or the transmission and/or distribution licensee) might not make the necessary investments to increase the transmission system’s capacity. An increase in competition coupled with transmission restrictions could affect our ability to deliver our product to our customers, which would adversely affect our business, financial condition and results of operations.

Through Resolution No. 400/2025, the Secretariat of Energy seeks to promote competition, enable free contracting among market participants, decentralize fuel procurement, and introduce economic incentives to encourage new generation capacity. This framework seeks to create a competitive market driven by marginal costs and the declared VPC of generation units, where we will compete alongside other market players. We cannot assure the impact that this new regime will have on the Argentine energy sector and competition.

We compete with other power generation companies in the dispatch of energy, in the commercialization of the energy generated and in the expansion of the system’s installed capacity through new power generation projects (including competition for dispatch priority in the case of renewable projects). As a result, we cannot predict whether we will be awarded future projects we submit in tender processes or in the development of new projects or whether we will gain access to the required electricity transmission grid.

We operate in a heavily regulated sector that imposes significant costs on our business.

We are subject to a wide range of federal, provincial and municipal regulations and supervision, including laws and regulations pertaining to tariffs, labor, social security, public health, consumer protection, the environment and competition. Furthermore, Argentina has 23 provinces and the autonomous city of Buenos Aires, each of which, under the Argentine National Constitution, has the power to enact legislation concerning taxes, environmental matters and the use of public space. Within each province, municipal governments can also have powers to regulate such matters. Although the generation of electric power is considered an activity of general interest subject to federal legislation, due to the fact that our facilities are located throughout various provinces, we are also subject to provincial and municipal legislation. Future developments in the provinces and municipalities concerning taxes (including sales, security and health and general services taxes), environmental

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matters, the use of public space or other matters could have a negative effect on our business, results of operations and financial condition. Compliance with existing or future legislation and regulations could require us to make material expenditures and divert funds away from planned investments in a manner that could have a negative effect on our business, results of operations and financial condition.

In addition, our failure to comply with existing regulations and legislation, or reinterpretations of existing regulations and new legislation or regulations, such as those relating to fuel and other storage facilities, volatile materials, cyber security, emissions or air quality, hazardous and solid waste transportation and disposal and other environmental matters, or changes in the nature of the energy regulatory process may subject us to fines and penalties and have an adverse impact on our financial results.

Compliance with environmental, health and safety regulations may require significant expenditures.

Our operations are subject to a wide range of environmental, health and safety requirements by federal, provincial and municipal regulations. We have made, and will continue to make, significant expenditures to maintain compliance with such laws. These laws and regulations also require us to obtain and maintain in effect environmental permits, licenses and approvals for the construction of new facilities or the installation and operation of new equipment necessary for our business. Some of such permits, licenses and approvals are subject to periodic renewal. Failure to comply with environmental requirements may result in fines, claims for environmental damage, remediation obligations, revocation of environmental permits, licenses and approvals, temporary or permanent closure of facilities and/or other sanctions. Argentine environmental laws may require a level of insurance that is not available in the Argentine market. Additionally, we have civil liability coverage for sudden, unforeseen and accidental contamination.

We have made, and will continue to make, significant expenditures to maintain compliance with environmental, health and safety requirements. These requirements, and the enforcement and interpretation thereof, change frequently and tend to become more stringent over time. Compliance with changed or new environmental, health and safety regulations could also require us to make significant capital investments, and our ability to expand our infrastructure and meet increased demand could be limited by such future requirements. Future changes in environmental health and safety laws, or in the interpretation of those laws, including new or stricter requirements related to air, noise, hazardous waste and wastewater emissions or green taxes, could subject our business to the risk of higher capital, operating or compliance costs resulting from these changes and could limit the availability of our funds for other purposes as well as our ability to expand our infrastructure and meet increased demand, which could adversely affect our business and results of operations.

The demand for electricity may be seasonal, mainly due to climatic factors.

Energy demand, primarily in the residential sector, may fluctuate according to the season and climate conditions may impact energy demand. During the summer (December through March), energy demand may increase due to the need for air conditioning, and, during the winter (June through August), energy demand may fluctuate according to the needs for lighting and heating. As a result, seasonal changes could affect the demand for energy and, consequently, could affect our results of operations.

Risks arise for our business from technological change in the energy market.

The energy market is undergoing far-reaching technological changes, both on the generation side and on the demand side. For example, with regard to power generation, these new technologies

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include, among others, the development of energy storage devices, increased energy supply resulting from the application of new technologies, and the digitization of generation and distribution networks. As of the date of publication of this prospectus, we are developing, through our subsidiary CDS, a BESS project located in the Province of Buenos Aires, with a storage capacity of 90 MW, which is one of the first projects of this nature in the country.

New technologies to increase energy efficiency and improve heat insulation, for the direct generation of power at the consumer level, or that improve refeeding (for example, by using power storage for renewable generation) may, on the demand side, lead to structural market changes in favor of energy sources with low or zero carbon dioxide emissions or in favor of decentralized power generation, for instance, via small-scale power plants within or close to residential areas or industrial facilities or the installation of domestic solar panels.

If we are unable to react to changes caused by new technological developments and the associated changes in market structure, our business, financial condition and results of operations could be materially and adversely affected.

In addition, the development of projects based on new technologies may require the execution of supply agreements or other commercial arrangements with counterparties different from those traditionally present in the wholesale electricity market. We cannot assure you that such counterparties will have a credit risk profile, financial strength, institutional support or operational experience comparable to those of the Company’s customary counterparties, or that they will not be subject to regulatory or market conditions that could adversely affect their ability to perform their obligations.

We may be subject to expropriation, nationalization or similar risks.

All of our assets are located in Argentina. We are engaged in the business of power generation and, as such, our business or our assets may be considered by the government to be a public service or essential for the provision of a public service. Therefore, our business is subject to political uncertainties, including expropriation or nationalization of our business or assets, loss of concessions, renegotiation or annulment of existing contracts, and other similar risks.

In such an event, we may be entitled to receive compensation for the expropriation, nationalization or regulatory taking of all or part of our assets. However, the price received may not be the market price or sufficient to repay our liabilities, or we may need to take legal actions to claim appropriate compensation or to receive such compensation. If part of our assets are expropriated or nationalized, our business, as currently conducted, our financial condition or our results of operations could be adversely affected.

Climate change regulations and restrictions on greenhouse gas emissions may negatively affect the results of our operations.

Our business includes thermal power generation (in addition to renewable energy), which is largely associated with greenhouse gas emissions. In 2015, the G7 countries agreed to the goal of the substantially complete decarbonization of the world economy by the end of the 21st century. Decarbonization is the transition of energy economics towards a lower carbon uptake. According to the targets set at the World Climate Conference in Paris, France, which took place at the end of 2015, and resulted in the Paris Agreement on Climate Change, greenhouse gas emissions should be reduced globally by 40-70% by 2050, compared to 2010 levels. Consequently, several countries, including Argentina, have adopted or considered adopting regulatory measures aimed at reducing greenhouse gas emissions which include the adoption of carbon taxes, higher efficiency standards and incentives or mandates for renewable energy. In 2019, the Argentine Congress enacted Law No. 27,520 on

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Minimal Standards on Global Climate Change Adaptation and Mitigation, focusing on implementing policies, strategies, actions, programs and projects to prevent, mitigate or minimize the damages or impacts associated with climate change. During 2021, the Secretariat of Energy issued Resolution No. 1,036/2021 approving the Guidelines for an Energy Transition Plan to 2030 to comply with its new national decarbonization commitments. Thereafter, through Resolution No. 518/2023, the Secretariat of Energy approved the Guidelines and Scenarios for the Energy Transition to 2050. If additional requirements were adopted in Argentina, these requirements could increase our production costs (including compliance related costs such as for monitoring or reducing emissions) and adversely impact our competitiveness and may also shift demand toward low-carbon sources, such as renewable energies.

Decarbonization is an important aspect of the current and future direction of our business activities. For example, we consider energy policy objectives when planning the operational life of existing power plants that release carbon when generating energy, as well as when building new power plants. However, these measures may not be sufficient, or government measures aimed at decarbonization could be implemented sooner than currently expected.

Compliance with changes in laws, regulations and obligations related to climate change, including as a result of international or local agreements, could increase our costs related to the operation and maintenance of our thermal power plants and require the installation of new emission controls, acquiring provisions or paying taxes related to their greenhouse gas emissions, or obliging us to manage and administer a greenhouse gas emissions program, which in turn could negatively affect our business and operating results.

Should the decarbonization of the energy industry be implemented earlier than expected, our business, financial condition and results of operations could be adversely affected.

Risks Relating to the Company

We may be exposed to risks related to early termination, inability to renew or enter into new PPAs, including on similar terms as those historically obtained.

We may not be able to renew our existing PPAs or enter into new PPAs with our current or new customers on favorable terms or at all. The current regulatory framework allows us to explore alternative commercialization mechanisms, including bilateral contracts with large users, distribution companies and trading agents. Moreover, we cannot assure you that we will be able, upon expiration of these PPAs, to enter into PPAs on terms equivalent to or better than those historically obtained. Renewals of PPAs may become more frequent and therefore subject us to market volatility.

The failure to enter into new PPAs for our new capacity, the non-renewal, termination or amendment in a manner materially adverse to our interests of any of our existing PPAs, including entering into agreements on less favorable terms, could have a material adverse effect on our business and results of operations.

In addition, the terms and conditions of our PPAs may be subject to modification, revocation or termination, or may become subject to contractual defaults for reasons beyond our control. Failures to comply with our obligations under our PPAs may constitute events of default thereunder. In such cases, our customers may terminate our PPAs at their option and as of a date of their choosing upon the occurrence of any of the events of default set forth therein, and for as long as the alleged event of default has not been cured. We may also terminate our PPAs upon an event of default of the relevant counterparty. We cannot assure you that the amounts we are entitled to receive under the PPAs or applicable law in connection with any early termination of the PPAs will be received, or, if received, will be sufficient to compensate us for our loss.

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If we breach our obligations under our PPAs or fail to obtain and maintain any required governmental approvals, or if we do not comply with applicable laws and regulations in Argentina, we may be subject to sanctions by the Secretariat of Energy or other relevant governmental authorities, including warnings, fines, provisional administration, or the early termination or modification of our PPAs or related governmental authorizations.

The operation of power plants involves operating and other risks beyond our control.

The operation of power plants involves risks, including:

•	the possibility that our power plants will perform below expected levels of output efficiency or fail to conform to their design specifications;

•	the failure to meet, or the decrease of, plant capacity, due to high ambient temperatures or degradation due to age, which decrease the operable capacity and efficiency;

•

interruptions or prolonged shutdowns of operations due to wear and tear, defects, design errors or the breakdown, malfunction or failure of equipment or processes, unexpected maintenance or future construction requirements, or shortages of replacement equipment or reduced insurance coverage resulting from any of the foregoing;

•

the failure to timely obtain, replace or maintain adequate inventories of spare parts, components, or other critical equipment, as well as technological obsolescence of equipment, control systems or software;

•

unanticipated costs of operations and maintenance, including in the case of thermal plants, the cost of fuel in excess of the guaranteed heat rate of the generating units installed in each power plant or due to excessive dispatch;

•	global or regional supply chain disruptions, including shortages, delivery delays, trade restrictions, sanctions, or tariffs;

•	labor disputes or labor shortages, including our inability to hire and retain personnel with the necessary expertise to operate the plants;

•	our failure to obtain or renew required governmental permits;

•	our inability to comply with the operating standards and limits established by our governmental permits, or with current or future environmental, health and/or safety regulations;

•	operator errors that could result in loss of life, bodily injury or destruction of property, and/or the decrease of availability of the plant and/or production;

•	disruption or failure of our information and processing systems;

•	the effects of actions by third parties, such as generation companies and other transmission companies, maintenance contractors and users;

•	adequate wind and solar resources, and other climatic conditions, in the case of our renewables power plants;

•

force majeure events, such as catastrophic events including fires, earthquakes, lightning, explosions, droughts, floods, terrorist acts, sabotage, acts of war or other occurrences that could result in personal injury, loss of life, environmental damage or severe damage to, or destruction of, our power plants, and suspension of their operations;

•	government exercise of eminent domain power or similar events of expropriation, the compensation for which may be insufficient to compensate us for our losses;

•

changes in law or governmental permit requirements, including, but not limited to, required changes in the fees we receive for our generating capacity and output, other terms and conditions of our agreements with governmental suppliers and off-takers, the imposition or

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modification of our obligations with respect to third parties, the modification of the terms on which CAMMESA supplies fuel and/or compensates fuel costs, and the imposition of obligations to increase the generating capacity of our power plants;

•	existence of liens, encumbrances, and other imperfections in title affecting our real estate interests;

•	operational cost increases in excess of our expectations; and

•	litigation or claims against us.

The occurrence of any of the foregoing or other events could temporarily or permanently disrupt our operations, significantly reduce or eliminate our revenues at affected power plants or significantly increase the costs of operating these power plants, including maintenance and repair costs, or require us to make substantial capital expenditures, which in turn may have an adverse effect on the market value of our Class     common shares and the ADSs. The proceeds of any available insurance and limited warranties may not be adequate to cover our lost revenues or increased costs.

Our business and operations are highly dependent on certain key suppliers and third parties to maintain our power plants, and we also rely on third parties to complete the procurement, engineering, construction, testing and commissioning of our projects.

Our operations depend on the supply of certain services by third parties. We have entered into maintenance and supply agreements with our strategic supplier GE Vernova for seven of our thermal power plants as well as two of our wind farms. We have also entered into maintenance and supply agreements with Sulzer, Innio and Wartsila for three of our thermal power plants, with Vestas for two of our wind farms, with Nordex for one of our wind farms, and with Trina for our BESS project under construction. The maintenance of our Zonda and El Quemado solar farms is carried out by the Company. The availability and operation of our thermal power plants, wind farms and solar farms depend on factors beyond our control, including the quality and continuity of the renewable resource and of the services provided by our third-party suppliers, the continued performance of the technology that these suppliers provide, and the fulfillment of these suppliers’ contractual obligations in a timely manner.

We entered into various contracts with certain affiliates of GE Vernova for the construction, commissioning, and subsequent long-term maintenance of our Loma Campana I thermal power plant. As a result of successive unexpected and unscheduled outages at the Loma Campana I thermal power plant, on August 29, 2024, the Company initiated arbitration proceedings before the International Court of Arbitration (“ICC”) against certain affiliates of GE Vernova, seeking compensation for damages arising from such outages. As of the date of this prospectus, arbitration proceedings are ongoing. See “Business–Legal Proceedings.” Furthermore, as a result of the forced outage of our Loma Campana I power plant between May 2023 and September 2024, YPF could terminate the PPA entered into with the Company, in which case we may be required to seek alternative uses for the Loma Campana I power plant. As of the date of the prospectus, YPF has not notified us of the termination of the PPA.

If any entity upon which we depend to meet our obligations under our PPAs breaches its obligations to us, or if a counterparty to any of our material contracts is declared bankrupt or insolvent, our ability to complete the expansion of our generation capacity, and consequently our ability to meet our obligations under the PPAs would be impaired. Shortages of critical spare parts, maintenance service and new equipment and machinery required for the operation, expansion and conversion of our power plants could also adversely affect our business, financial condition and results of operations. Unless we are able to enter into replacement contracts to obtain the needed services and equipment

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from alternative sources (and on reasonable terms), any such event could materially and adversely affect our business and results of operations, and the market value of our Class     common shares and the ADSs.

Our power plants are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfill our contractual and other commitments and thus adversely affect our business and financial performance.

Our power plants are subject to the risk of mechanical or electrical failure and may experience periods of unavailability affecting our ability to generate electric power. Under the majority of our PPAs related to our thermal power plants and under Resolution No. 400/2025 we are mainly compensated for the availability of our thermal power plants and, to a lesser extent, for the energy we dispatch. In turn, under our PPAs related to our renewable energy plants we are compensated for the energy we actually dispatch to the WEM through the SADI. If the availability of any or all of our thermal power plants falls below certain thresholds, we may be subject to penalties. Therefore, any unplanned unavailability of our generation facilities may adversely affect our ability to perform under our PPAs or Resolution No. 400/2025, which may adversely impact our financial condition or results of operations.

Our activities will require significant capital expenditures to satisfy ongoing maintenance requirements and the expansion of our installed capacity.

We will need to make capital expenditures for ongoing maintenance requirements that will allow us to continue generating energy and carry out our operations, as well as to improve our plants’ ability to generate electricity. Moreover, investments in capital goods will also be required to finance the cost of the present and future expansion of our generation capacity. If we are not able to finance such investments or fail to do so on satisfactory terms, our activities, financial condition, and the results of our operations may be adversely affected. Our financial ability could be adversely affected by market restrictions in terms of availability of financing for Argentine companies.

We may not be able to grow our business and results of operations at the same rate as in the past.

Our growth depends significantly on our ability to invest in, develop and complete new power generation projects, and to expand our existing generation capacity. These activities are subject to a number of risks described herein, including macroeconomic volatility, inflation, foreign exchange and trade restrictions, equipment procurement, limited access to financing, demand fluctuations, regulatory uncertainty and competition.

If we are unable to secure sufficient funding or allocate capital to our projects on acceptable terms, we may not be able to execute our planned investments or expand our generation capacity as expected. In addition, delays in obtaining permits and regulatory approvals, as well as difficulties in accessing equipment or materials, may affect the timely completion of our projects. We also rely on third-party contractors and suppliers for the construction and development of our generation facilities. Any failure by these contractors or suppliers to perform their obligations in a timely manner, or at all, including due to financial difficulties, supply chain disruptions or performance issues, could result in delays, cost overruns or project cancellations.

As a result, we may experience slower or no growth in our installed capacity and operations, which may prevent us from achieving expected returns on our investments and from increasing our revenues.

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Circumstances beyond our control may prevent us from achieving, or delay, the commercial operation of our projects.

We have expansion projects, including a solar farm and a BESS which, once completed, will increase our installed capacity for energy generation and storage.

Delays in construction or commencement of operations of our expansion projects could lead to an increase in our financial needs and also cause our financial returns on new investments to be lower than expected, which could adversely affect our financial condition and results of operations. Factors that may impact the ability to build, or commence operations at, new plants include: (i) the failure of contractors to complete or commission the facilities or auxiliary facilities by the agreed upon date or within budget; (ii) the unexpected delays of third parties in providing or agreeing to project milestones in the construction or development of necessary infrastructure linked to generation business; (iii) delays or failures on the part of suppliers of turbines or other equipment to deliver and install such equipment in a fully operational condition and in a timely manner; (iv) difficulty or delays in obtaining the necessary financing in terms satisfactory at all; (v) delays in obtaining regulatory approvals, including environmental permits; (vi) court rulings against governmental approvals already granted, such as environmental permits; (vii) shortages or increases in the price of equipment reflected through change orders, materials or labor; (viii) opposition by local and/or international political, environmental and ethnic groups; (ix) strikes; (x) adverse changes in the political and regulatory environment in Argentina; (xi) our ability to obtain necessary transmission capacity, which is currently constrained in Argentina (which we have only obtained to date for projects under construction) ; (xii) our ability to obtain required land rights; (xiii) unforeseen engineering, environmental and geological problems; (xiv) natural disasters and severe weather and health conditions (including lightning strike, blade icing, earthquakes, tornados, extreme winds, severe storms, wildfires, pandemics and epidemics), accidents or other unforeseen events, and (xv) the inability to obtain necessary and adequate insurance coverage.

We cannot assure you that current construction projects or those developed in the future will not be delayed for reasons beyond our control, that these will obtain financing at convenient terms, that they will obtain all the necessary approvals in time (or at all), or that cost overruns would not be material.

We may undertake acquisitions and investments to expand or complement our operations that could result in operating difficulties or otherwise adversely affect our financial conditions and results of operations.

In order to expand our business, we may carry out acquisitions and investments which offer added value and are consistent with or complementary to our business strategy. In connection with potential acquisition and investment transactions, we may be exposed to various risks, including those arising from: (i) not having accurately assessed the value, future growth potential, strengths, weaknesses and potential profitability of potential acquisition targets; (ii) difficulties in successfully integrating, operating, maintaining or managing newly-acquired operations, including personnel; (iii) unexpected costs of such transactions; (iv) lack of financing to fund such acquisition, or (v) unexpected contingent or other liabilities or claims that may arise from such transactions. If any of these risks were to materialize, it could adversely affect our business, financial condition and results of operations.

Furthermore, even if we are able to successfully consummate an acquisition, we may encounter challenges in achieving the expected benefits of such transactions. Acquired businesses may not perform as anticipated, and we may be exposed to undisclosed or insufficiently indemnified liabilities, including labor, commercial, tax, criminal or environmental contingencies. Even if such liabilities are assumed by the sellers, we may have difficulties enforcing our contractual rights. We cannot assure you that future acquisitions will meet our strategic objectives, which could have a negative effect on our growth strategy.

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If we were to acquire another energy company in the future, such acquisition could be subject to the Argentine antitrust authority’s approval.

If we decide to acquire another company in the energy sector in the future, such acquisition could be subject to the approval of the Argentine antitrust authority pursuant to the Argentine Antitrust Law No. 27,442 (as amended, the “Argentine Antitrust Law”). The Argentine antitrust authority will determine whether any acquisition subject to its approval negatively impacts competitive conditions in the markets in which we compete or adversely affects consumers in these markets. A business combination executed by us could be rejected by the Argentine Antitrust Authority, or the latter could take actions to impose conditions or performance commitments on us as part of the approval process. If so, it could adversely affect our business, results of operations and financial condition and prevent us from achieving the anticipated benefits of such acquisition.

On November 14, 2025, the Argentine executive branch issued Decree No. 810/2025 pursuant to which the members of the Argentine antitrust authority were appointed. In accordance with the Argentine Antitrust Law, a pre-closing economic concentration control system will come into effect on November 17, 2026. The Argentine antitrust authority will be composed by the competition defense tribunal, the secretariat for anti-competitive conduct, and the secretariat for economic concentrations. The implementation of the pre-closing review system constitutes a significant regulatory change and could materially affect the timeline, feasibility, and regulatory burden of any future mergers or acquisitions that we may pursue. Any delays, conditions, or restrictions imposed under this new regime could adversely impact our ability to consummate strategic transactions or could limit the anticipated benefits of such transactions.

Uncertainty and lack of liquidity in the credit and capital markets could adversely affect our ability to obtain credit or financing, including to refinance our existing indebtedness, or to obtain credit or financing on acceptable terms.

Our ability to obtain credit and funding, including to refinance our existing indebtedness, depends to a significant extent on capital markets and liquidity factors that are beyond our control, including those related to the cost of financing. Our access to the credit and capital markets on acceptable terms may be restricted at the time we need to access such markets, which could negatively affect our operations and financial condition. In addition, we cannot assure you that we will be able to extend maturities or refinance our outstanding indebtedness, or that any refinancing will be available on terms comparable to our existing debt.

As a result of various factors, including international and local market conditions, Argentina’s macroeconomic environment, foreign exchange and capital controls, and changes in credit ratings, we may be required to refinance our indebtedness on less favorable terms, including higher interest rates and more restrictive covenants. If we are unable to refinance our debt or access financing on acceptable terms, we may be forced to delay or reduce capital expenditures, including investments in new projects, restructure our debt, seek additional equity capital or dispose of assets, which could have a material adverse effect on our business, financial condition and results of operations.

Covenants in our indebtedness could adversely restrict our financial and operating flexibility.

Some of our current indebtedness includes, and our future indebtedness may include, affirmative and restrictive covenants that limit our ability to incur additional indebtedness, create liens, make investments, dispose of our assets, pay dividends, or consolidate, merge or sell part of our businesses, and require us to maintain certain financial ratios. These restrictions, among others, may limit our ability to operate our business and may prohibit or limit our ability to enhance our operations or take advantage of potential business opportunities as they arise. The breach of any of these covenants or the failure to meet any of such conditions could result in a default or mandatory prepayment

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requirement under the relevant indebtedness. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If any default or mandatory prepayment requirement occurs, the holders of such indebtedness may elect (after the expiration of any applicable notice or grace periods) to declare all outstanding amounts, together with accrued and unpaid interest and other amounts payable thereunder, to be immediately due and payable. Further, if any default or mandatory prepayment requirement occurs, it could, in turn, result in a default and acceleration of our other outstanding debt obligations, which would have a further material adverse effect on our business, ability to meet our payment obligations, financial condition, and results of operations. In the event of any mandatory prepayment or if any of our debt were to be accelerated, our assets may not be sufficient to repay in full that debt or any other debt that may become due as a result thereof.

We depend on senior management and other key personnel for our current and future performance.

Our current and future performance, the successful implementation of our strategy and the operation of our business depend on our qualified senior management team and key personnel. Competition for senior management personnel and key personnel is intense, and we may not be able to retain our personnel or attract additional qualified personnel, such as senior management, technical personnel and other employees, or to do so in a timely manner. Furthermore, our ability to retain our qualified senior management team and key personnel depends on our ability to attract, train and motivate this personnel. The loss of a member of senior management may require the remaining executive officers to divert immediate and substantial attention to fulfilling his or her duties and to seeking a replacement. Our failure to retain key personnel or the inability to fill vacancies in our senior executive positions on a timely basis could have a negative effect on our business, financial condition and results of operations.

The construction agreements to which we are or may become a party contain limitations on liability and damages that could prevent us from being fully compensated for defects, delays, and other adverse outcomes attributable to contractors.

We have entered into certain construction agreements with equipment technologists and local builders, among others, and we expect to enter into new construction agreements to complete the procurement, engineering, construction, testing and commissioning of new projects.

Under the construction agreements executed with our contractors, their liability is limited, and excludes loss of profits or anticipated profits, and consequential and other indirect damages. We expect that the construction agreements we may enter into in the future will include similar limitations. In the event that for reasons attributable to our contractors or other providers the construction of our power plants suffers from delays, defects, damage, or failure to conform to designs or performance standards, we may incur significant costs of completion or repair, in addition to significant penalties under, or termination of, certain of our PPAs. Because of the liability limits contained in these construction agreements, damages available from our contractors could, in many cases, be insufficient to compensate us for our losses.

Further, certain causes of delays and/or damages are completely excluded from our contractors’ liability, such as actions of governmental authorities which may include equipment delays in clearing Argentine customs.

As a result, damages under our construction agreements or other agreements that we expect to enter into may not be sufficient to compensate us for any losses, which may materially and adversely affect our business, financial condition and results of operations, which in turn could have an adverse effect on the market value of our Class     common shares and the ADSs.

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Our operations require us to handle hazardous elements, which might have an impact on the business.

As part of our business, we handle, store and manage in our facilities the fuels and materials that are used in our power and energy plants. Any accident involving fuels or other materials could have adverse environmental consequences, cause bodily injuries to our personnel, and could damage our business, financial condition and results of operations.

We may be exposed to lawsuits and administrative proceedings that may affect our business.

Our business may expose us to litigation relating to labor, regulatory, environmental, tax and administrative proceedings, governmental investigations, tort claims, contract disputes and criminal prosecution, among other matters. In the ordinary course of our business, we enter into agreements with customers, off-takers, contractors, providers and other parties that could derive in disputes. Even though we do not currently have any material litigation or administrative proceeding, litigation and/or regulatory proceedings are inherently unpredictable, and excessive verdicts do occur. Adverse outcomes in lawsuits and investigations could result in significant monetary damages, including indemnification payments, or injunctive relief that could adversely affect our ability to conduct our business and may have a negative effect on our financial condition and results of operations.

We could be affected by material actions taken by labor unions.

Labor claims are common in the Argentina energy sector, and in the past, unionized employees have blocked access and caused damages to the facilities of various companies in the industry. Although the recent labor reform classified the production, transportation, distribution, and sale of petroleum, other fuels, and electricity as essential services in the strict sense, and introduced penalties for conduct such as blockades or the occupation of establishments, it cannot be assured that these provisions will be sufficient to prevent or mitigate the impact of potential operational disruptions arising from labor or union conflicts, since their effective implementation will depend, among other factors, on their regulation and the actions of the enforcement authorities.

Approximately 50% of our employees are covered by benefits granted by collective bargaining agreements. In addition, employees of certain service providers to our wind farms are members of labor unions. We cannot assure you that we will not be subject to strikes, disruptions or work stoppages in the future. Disputes with these unions, organized labor actions such as labor disruptions or work stoppages or demands for wage increases or benefit improvements as a result of new collective bargaining agreements, governmental regulations or policies or otherwise could have a material adverse effect on our business, financial condition and results of operations.

Moreover, we have no insurance coverage for business interruptions caused by workers’ actions or in the event such interruptions materially damage our facilities. We may face significant pressures from labor unions to increase salaries and other benefits, particularly in an inflationary context.

In addition, applicable labor and employment laws and regulations, including those governing collective bargaining and minimum wage standards, may require mandatory increases in salaries, benefits or other compensation components, which could further increase our operating costs.

We cannot rule out the possibility of direct action in the future, which could adversely affect our business and operating results, particularly in a context of reduced investment activity.

Our insurance policies may not fully cover damage, and we may not be able to obtain insurance against certain risks.

We maintain insurance coverage to mitigate the principal risks inherent in the industry in which we operate. Insurance policies to cover some risks, such as environmental risks, are not currently

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available in Argentina. We cannot assure you of the availability or adequacy of the risk coverage in relation to any particular risk or loss. If an accident or other event occurs that is not covered by our current insurance policies, if the losses exceed the amount for which we are insured, or if insurance companies fail to compensate us for losses that are covered under our insurance policies or limit their coverage, we may experience significant losses or be required to disburse significant amounts of our own funds, all of which could adversely affect our business, results of operations and financial condition. We cannot assure you that we will not be negatively affected by insufficiency in our insurance policies.

We may not be able to obtain insurance in the future under similar terms as our current insurance policies or at all. If our premium amounts increase, we may not be able to maintain coverage comparable to our current coverage, or we may only be able to do so at a significantly higher cost. Any additional cost could have a material adverse effect on our business, financial condition and results of operations.

We are subject to anti-corruption, anti-bribery, anti-money laundering and other laws and regulations.

We are subject to anti-corruption, anti-bribery, anti-money laundering and other laws and regulations. Non-compliance with such laws and regulations could have a negative effect on our business, reputation, operational results, and financial condition. Furthermore, we may be subject to enforcement actions, investigations, and proceedings by authorities for alleged breaches of these laws, which could result in penalties, fines, sanctions, or other forms of liability and could have a negative effect on our reputation, business, financial condition and operational results.

Our operations can have a negative impact on local communities and may encounter significant opposition from different groups.

Our operations can have a negative impact on local communities. Failure to manage relationships with local communities, governments and non-governmental organizations may harm our reputation as well as our ability to bring development projects into production. In addition, the costs and management time required to comply with standards of social responsibility, community relations and sustainability may increase substantially over time.

The development of new and existing power plants may face opposition from several stakeholders, such as, environmental groups, land owners, farmers, local communities and political parties, among others, all of which may impact our reputation and goodwill. The operation of our current thermal power plants may also affect our goodwill with stakeholders, due to the emissions of effluent liquids, sounds, water steam, natural gas, particulate matter and gas emissions, such as sulfur dioxide, carbon dioxide and nitrogen oxides. The operation of power plants can also affect interest groups as a result of noise, intermittency, or other impacts resulting from the operation. Damage to our relationship with stakeholders could prevent us from continuing to operate our current assets or prevent us from winning and developing new projects, which, in turn, could adversely affect our business, financial condition and results of operations.

Our business is subject to risks arising from natural disasters, catastrophic accidents and terrorist attacks.

Our generation facilities, or the third-party fuel transportation or electric power transmission infrastructure that we rely on, may be damaged by flooding, fires, earthquakes and other catastrophic disasters arising from natural or accidental or intentional human causes. We could experience severe business disruptions, significant decreases in revenues based on lower demand arising from catastrophic events, or significant additional costs to us not otherwise covered by business interruption insurance clauses. In addition, public health events, such as pandemics or widespread disease

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outbreaks, may also disrupt our operations and the development and construction of our projects due to government-imposed quarantines, mobility restrictions, delays in obtaining permits and approvals, labor shortages and supply chain disruptions.

There may be a significant time lag between a major accident, catastrophic event, terrorist attack or similar disruption and our definitive recovery from our insurance policies, which typically carry non-recoverable deductible amounts, and in any event are subject to caps per event. In addition, any of these events could cause adverse effects on the energy demand of some of our customers and of consumers generally in the affected market. Some of these considerations could have a negative effect on our business, financial condition and our result of operations.

A cyber-attack could adversely affect our business, financial condition and results of operation.

Information security risks have generally increased in recent years due to the proliferation of new technologies and the increased sophistication and activities of cyber-attacks. We have increasingly connected equipment and systems to the internet. Because of the critical nature of our infrastructure and the increased accessibility enabled through connection to the internet, we may face a heightened risk of cyber-attack. We have not been subject to any such attacks in the past. In the event of such an attack, we could have our business operations disrupted, property damaged and customer information stolen; experience substantial loss of revenues, response costs and other financial loss; and be subject to increased litigation and damage to our reputation. In addition, cyber-attacks targeting our third-party service providers, suppliers or partners could compromise our systems, disrupt our operations, or result in unauthorized access to our data, even if our own systems are not directly breached. A cyber-attack could adversely affect our business, financial condition and results of operations.

We could be harmed by a failure or interruption of our information technology systems or automated machinery.

We rely on our information technology systems and automated machinery to effectively manage our processes. Even advanced technology systems and machinery, however, are subject to defects, interruptions and breakdowns. In addition, our information technology systems and automated machinery may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, system failures, viruses and security breaches, including breaches of our production processing systems. Any failure of our information technology systems and automated machinery to perform as we anticipate could disrupt our operations, reduce our efficiency, or result in damage to our equipment. As a result, we may not be able to generate electrical power as and when required by our PPAs, or we may fail to meet the fuel efficiency standards which determine the amount CAMMESA will compensate us for our fuel costs. We may incur significant penalties and lost revenues under our PPAs, and may incur significant costs to repair or upgrade our information technology systems and automated machinery. As a result, any such interruption or damage could have a negative effect on our business results, which in turn could have an adverse effect on the market value of our Class     common shares and the ADSs.

Failure to effectively and timely adopt artificial intelligence technologies in our operations, services and products could adversely affect our business, results of operations and competitive position.

We have begun to evaluate and incorporate, and expect to continue to expand, the use of artificial intelligence (“AI”) technologies, including generative AI, in our operations, services and products. However, AI remains an evolving technology, and we may not be able to develop, implement or integrate such technologies effectively or on a timely basis, and the anticipated benefits may fail to materialize.

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If we are unable to successfully adopt AI technologies, we may not achieve expected improvements in operational efficiency, cost optimization, energy forecasting, asset performance or decision-making. In addition, competitors that adopt AI technologies more rapidly or effectively may gain a competitive advantage, including through lower costs, improved performance and accelerated innovation.

Our ability to adopt AI technologies may also be limited by factors such as insufficient internal capabilities, challenges in implementation, reliance on third-party providers, or the evolving regulatory environment in Argentina.

Any failure to effectively and timely adopt AI technologies could impair our ability to compete and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Variations in interest rates on our current and/or future financing arrangements may result in significant increases in our borrowing costs.

A portion of our indebtedness may be sensitive to changes in interest rates. Consequently, variations in interest rates could result in changes in the amount required to cover our debt service obligations and in our interest expense, thus affecting our financial condition and results of operations. Furthermore, as the Company may refinance its debts at maturity, an increase in market interest rates as of such dates could result in an increase in our interest expense for the future.

Risks Relating to this Offering

Upon completion of the global offering, YPF will become our sole controlling shareholder, and their interests may differ from those of our other shareholders.

As of the date of this prospectus, YPF owns 75.01% of our capital stock. Immediately following the global offering, YPF will become our sole controlling shareholder. See “Prospectus Summary—Our Strengths—Backed by YPF, the largest energy company in Argentina.” As a result, YPF will be entitled to elect a majority of the members of our board of directors and may exercise control over substantially all other general corporate matters, including the determination of our business strategy, the issuance of equity or debt, the declaration of dividends, and approving or preventing mergers, acquisitions, dispositions or other significant corporate transactions. See “Principal and Selling Stockholders” and “Description of Bylaws and Capital Stock.” In addition, YPF is a significant counterparty to our company, as a purchaser of our electricity and steam, a provider of gas and fuels for our thermal plants, and a provider of other services to our company. For more information, see “Related Party Transactions.” The interests of YPF in the Company may differ from the interest of other shareholders.

Our Class     common shares and the ADSs have not previously been traded on stock exchanges and, therefore, an active and liquid market for the trading of our Class     common shares and the ADSs may not develop.

Before the global offering, our Class     common shares and ADSs, were not traded on any stock exchange. An active and liquid market for trading our Class     common shares or ADSs may not develop or, if developed, may not be able to maintain itself. If an active public market for our Class     common shares and the ADSs does not develop on the BYMA and the NYSE following the completion of the global offering, the market price and liquidity of our Class     common shares and ADSs may be materially and adversely affected.

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The initial public offering price for our Class     common shares and ADSs will be determined by negotiation between us, the selling shareholder and the international underwriters based upon several factors, and the trading price of our Class     common shares and ADSs after this global offering may decline below the initial public offering price. As a result, investors may experience a significant decrease in the market price of our Class     common shares and ADSs.

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States or other developed countries, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as such other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States or other developed countries.

The market price for our Class     common shares or ADSs could be highly volatile, and our Class     common shares or ADSs could trade at prices below the initial offering price.

The market price for our Class     common shares or the ADSs after the global offering is likely to fluctuate significantly from time to time in response to factors, including:

•	economic or political developments affecting investors’ perception of the securities of Argentine companies;

•	fluctuations in our periodic operating results;

•	changes in financial estimates, recommendations or projections by securities analysts;

•	investors’ perceptions of our prospects and the prospects of our sector;

•	changes in conditions or trends in the United States, Latin American or global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events;

•	changes in the economic performance or market valuation of our competitors;

•	announcements by our competitors of significant acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments;

•	significant volatility in the market price and trading volume of securities of companies in the energy sector;

•	legal or regulatory measures affecting our financial performance, including taxes applicable to the energy sector, our Class common shares or the ADSs;

•	departures of management and key personnel;

•	changes in the credit ratings or outlook assigned to Latin American countries, particularly Argentina, and entities of the energy sector; or

•	potential litigation or the adverse resolution of pending litigation against us.

In addition, stock markets in general have experienced substantial price and volume fluctuations that have at times been unrelated or disproportionate to the operating performance of particular companies affected, including recently, as a result of the conflict in Middle East. These broad market and industry factors may materially harm the price of our Class     common shares or the ADSs, regardless of our operating performance. In particular, announcements of potentially adverse developments, such as proposed regulatory changes, could adversely affect the trading price of our Class     common shares or the ADSs, regardless of the likely outcome of those developments.

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In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations. If a market does not develop, the liquidity and price of our ADSs could be seriously harmed.

Broad market and industry factors could adversely affect the market price of our Class     common shares or the ADSs. As a result, our Class     common shares or ADSs may trade at prices significantly below the initial public offering price.

The relatively low liquidity and high volatility of the Argentine securities market may cause trading prices and volumes of our Class     common shares and the ADSs to fluctuate significantly.

The BYMA remains relatively illiquid and volatile compared to other major foreign stock markets. Although the public participates in the trading of securities on the BYMA, a substantial portion of trading activity on the BYMA is conducted by or on behalf of large institutional investors. The trading volume for securities issued by emerging market companies, as Argentine companies, tends to be lower than the trading volume of securities issued by companies in more developed countries. These market characteristics may limit the ability of a holder of our Class     common shares and may also adversely affect the market price of the Class     shares and, as a result, the market price of the ADSs.

The offered securities will be traded on more than one market and this may result in price variations, and investors may not be able to easily move shares for trading between such markets.

We intend to apply to list our ADSs on the NYSE. Further, we intend to apply to list and trade our Class     common shares on the BYMA. Any markets that may develop for our Class     common shares or for the ADSs may not have liquidity and the price at which the Class     common shares or the ADSs may be sold is uncertain.

Trading in the ADSs or our Class     common shares on these markets will take place in different currencies, U.S. dollars on the NYSE and Argentine pesos on the BYMA, and at certain different times, resulting from different time zones, different trading days and different public holidays in the United States and Argentina. The trading prices of the securities on these two markets may differ due to these and other factors. Any decrease in the price of our Class     common shares on the BYMA could cause a decrease in the trading price of the ADSs on the NYSE. Investors could seek to sell or buy our shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the ADSs available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying Class     common shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs.

We may elect to raise capital in the future by issuing securities or may enter into corporate transactions with an effect similar to a merger, which may dilute your interest in our share capital and affect the trading price of our Class     common shares and the ADSs.

We may elect to raise funds to implement our growth strategy through public or private issuances of common shares or securities convertible into, or exchangeable for, our Class     common shares or the ADSs, which may dilute your interest in our share capital or result in a decrease in the market price of the Class    common shares and the ADSs. In addition, we may also enter into

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mergers or other similar transactions in the future, which may dilute your interest in our share capital or result in a decrease in the market price of the Class     common shares and the ADSs.

Substantial sales of our Class     common shares or the ADSs after the global offering could cause the price of the Class     common shares or the ADSs to decrease and could be dilutive to holders of Class     common shares.

Sales of additional common shares, including by us, the selling shareholder, our controlling shareholder, or our directors and executive officers, following expiration or early release of certain lock-up agreements, could cause the price of our Class    common shares or the ADSs to decline. Sales of substantial amounts of our Class     common shares in the public market, or the availability of such shares for sale, by us, the selling shareholder, our controlling shareholder, or our directors and executive officers, could adversely affect the price of our Class     common shares or the ADSs. In connection with the global offering, we, our directors and executive officers and the selling shareholder have agreed with the international underwriters, subject to certain exceptions, not to offer, sell or otherwise dispose of our shares of capital stock or ADSs during the 180-day period following the date of this prospectus without the prior written consent of the representatives of the international underwriters. After these lock-up agreements expire, these securities will be eligible for sale in the public market. The market price of our Class     common shares or the ADSs could drop significantly if we or these persons sell or otherwise dispose of our or their Class     common shares or ADSs or the market perceives that we or they intend to sell or otherwise dispose of them.

In addition, investors purchasing our Class     common shares or ADSs in the global offering will experience immediate dilution in net tangible book value per share (or per ADS), as the offering price may exceed our net tangible book value. Any future issuances of our shares or equity-linked securities could result in further dilution to investors.

The payment and amount of dividends are subject to the determination of our shareholders, and exchange controls and restrictions may impair the ability of holders of the ADSs to receive dividends and distributions on, and the proceeds of any sale of, the shares underlying the ADSs, which could affect the trading value of the ADSs.

In accordance with the Argentine General Corporations Law, after allocating at least 5% of our annual net earnings to constitute a mandatory legal reserve until such reserve reaches 20% of our capital stock, we may pay dividends to shareholders out of net and realized profits, if any. The payment, amount and timing of dividends are subject to the approval by our shareholders at our annual ordinary shareholders’ meeting. The approval of dividends requires the affirmative vote of a majority of the shareholders entitled to vote at the meeting. As a result, we cannot assure you that we will be able to generate enough net and realized profits so as to pay dividends or that our shareholders will decide that dividends will be paid. As of the date of this prospectus, pursuant to Communication “A” 8703, as amended, the Company can pay dividends to non-Argentine investors relating to earnings for fiscal years beginning on January 1, 2025.

In addition, the Argentine government has, in the recent past, imposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Currently, significant restrictions are in place that limit and condition the ability to convert Argentine currency into foreign currency, transfer foreign currency abroad and conduct certain transactions involving securities. These restrictions apply to varying degrees, to Argentine and non-Argentine investors, including individuals and legal entities, and other entities such as us and the depositary. See “Exchange Rates and Exchange Controls.”

If the exchange rate fluctuates significantly during a time when the depositary cannot convert or reinvest the foreign currency, you may lose some or all of the value of the dividend distribution. Also, if

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payments cannot be made in U.S. dollars abroad, the repatriation of any funds collected by foreign investors in Argentine pesos in Argentina may also be subject to restriction. Moreover, available mechanisms to receive dividends in U.S. dollars may involve a significantly higher implicit exchange rate. Also, a devaluation of the Argentine peso would likely adversely affect the U.S. dollar or other currency equivalent of any dividends paid on our Class     shares and could result in a decline in the trading value of our Class     shares and the ADSs as measured in U.S. dollars.

You may not receive distributions on the Class     common shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on the Class     common shares, after deducting its fees and expenses. In such event, you will receive these distributions in proportion to the number of the Class     common shares your ADSs represent. However, in accordance with the limitations set forth in the Deposit Agreement, it may be unlawful or not feasible to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit distributions to the holders of the ADSs. This means that you may not receive the distributions we make on the Class     common shares or any value from them if it is unlawful or not feasible to make them available to you. These restrictions may have an adverse effect on the value of your ADSs.

ADS holders may be unable to exercise voting rights with respect to the shares underlying the ADSs at our shareholders’ meetings.

Under Argentine law, holders of ADSs are not treated as one of our shareholders and will not have the ability to exercise shareholder rights. Instead, the depositary is treated as our shareholder under Argentine law, and your rights as an ADS holder are governed by the Deposit Agreement. As a holder of ADSs, you will not have direct shareholder rights and may exercise voting rights with respect to the shares represented by the ADSs only in accordance with the Deposit Agreement relating to the ADSs. There are no provisions under Argentine law or under our bylaws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying Class     common shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our shares will receive notice of shareholders’ meetings through publication of a notice in the Argentine Official Gazette, an Argentine newspaper of general circulation, the official website of CNV and the bulletin of the BYMA, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the Deposit Agreement, we will provide the notice to the depositary. If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which voting instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the Class     common shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of Class     common shares. The Class     common shares represented by ADSs for which the depositary fails to receive timely voting instructions may, if requested by us, and subject to the conditions set forth in the Deposit Agreement, be voted per our instructions, through a discretionary proxy to a person designated by our board of directors with respect to the relevant agenda items. ADS holders may be unable to exercise voting rights with respect to the Class     common shares underlying the ADSs as a result of these practical limitations. Except as described in this prospectus, holders of our ADSs will not be able to exercise voting rights attaching to the Class     common shares.

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Holders of our Class     common shares and the ADSs located in the United States may not be able to exercise preemptive or accretion rights.

Under the Argentine General Corporations Law, if we issue new shares as part of a capital increase, our shareholders may have the right to subscribe for a proportional number of shares to maintain their existing ownership percentage. Rights to subscribe for shares in these circumstances are known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed shares remaining at the end of a preemptive rights offering on a pro rata basis, known as accretion rights, which can be limited pursuant to our bylaws and under applicable law. Upon the occurrence of any future increase in our capital stock, United States holders of Class     common shares or ADSs will not be able to exercise the preemptive and related accretion rights for such Class     common shares or ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”) is effective with respect to such Class     common shares or ADSs or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to those Class     common shares or ADSs. We may not file such a registration statement, or an exemption from registration may not be available. Unless those Class     common shares or ADSs are registered or an exemption from registration applies, a U.S. holder of our Class     common shares or ADSs may receive only the net proceeds from those preemptive rights and accretion rights if those rights can be sold by the depositary; if they cannot be sold, they will be allowed to lapse. Furthermore, the equity interest of holders of common shares or ADSs located in the United States may be diluted proportionately upon future capital increases.

Under Argentine law, minority shareholder rights may be fewer or less well-defined than in other jurisdictions.

Our corporate affairs are governed by our bylaws and by the Argentine General Corporations Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina. In particular, the Argentine legal regime concerning fiduciary duties of directors is not as comprehensive as in the United States, and rules and policies against self-dealing and regarding the preservation of shareholder interests may also be less well-defined and enforced in Argentina than in the United States, putting holders of our shares and ADSs at a potential disadvantage. Furthermore, in Argentina, there are no procedures for class action suits or shareholder derivative actions, and different procedural requirements exist for bringing shareholder lawsuits. As a result, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company.

We will incur increased costs and have additional obligations as a result of operating as a public company, and our management will be required to devote substantially more time to new compliance initiatives and corporate governance practices.

As a public company, we will incur significantly more legal, accounting and other expenses than we did as a private company, and have additional obligations such as regulatory financial reporting requirements, including those required by the SEC in addition to our existing reporting requirements by the CNV. The U.S. Sarbanes-Oxley Act, the Exchange Act, Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE and the BYMA, the Argentine Capital Markets Law, the CNV Rules, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more

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time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our board of directors.

We may also face challenges in complying with our increased obligations in the required or expected timeframes. We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

The Exchange Act applicable to us requires that we file annual and current reports with respect to our business and financial condition. Likewise, CNV Rules require that we make annual and quarterly filings and that we comply with disclosure obligations, including current reports. We are not currently required to comply with the rules of the SEC implementing Section 404(a) of the U.S. Sarbanes-Oxley Act and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the SEC’s rules implementing Section 302 and 404 of the U.S. Sarbanes-Oxley Act, which will require management to certify financial and other information and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on an annual basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404(a) until the year following our first annual report required to be filed with the SEC. To achieve compliance with Section 404(a) within the prescribed period, we are engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404(a). If we identify one or more material weaknesses or series of significant deficiencies that rise to the level of a material weakness once we are a public company, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the trading price of our common shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

We will be required to assess our internal control over financial reporting on an annual basis and any future adverse findings from such assessment could result in a loss of investor confidence in our financial reports, and significant expenses to remediate any internal control deficiencies and could ultimately have an adverse effect on the market price of the ADSs.

Pursuant to Section 404(a) of the U.S. Sarbanes-Oxley Act, beginning with our Annual Report on Form 20-F for the year ended December 31, 2027, our management will be required to report on the effectiveness of our internal control over financial reporting. Additionally, while as an emerging growth company, we are currently exempt from the attestation requirement under Section 404(b) of the U.S. Sarbanes-Oxley Act, if we cease to be an emerging growth company, we will be required to comply with Section 404(b) beginning as early as our Annual Report on Form 20-F for the year ended December 31, 2027. The rules governing the standards that must be met for management to assess

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our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting, and cannot assure you that from time to time we will not identify concerns that could require remediation. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. In connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation.

Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified opinion regarding the effectiveness of our internal control over financial reporting, as required by Section 404(a) and (b), investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares.

We will be a controlled company within the meaning of the NYSE rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.

Upon completion of this offering, our Class A shareholders will control a majority of our combined voting power. As a result, we will be a controlled company within the meaning of the corporate governance standards of the NYSE rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of its board of directors consist of independent directors;

•

the requirement that its director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is comprised entirely of independent directors and that it adopts a written charter or board resolution addressing the nominations process; and

•	the requirement that it have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

As a foreign private issuer, we are permitted to follow home country practices in lieu of the corporate governance standards of the NYSE Listed Company Manual, with certain exceptions. See “Management—Corporate Governance Practices.” As a result, we do not intend to have a nomination committee or a compensation committee, nor to follow the NYSE standards for the independence determination of our board of directors following this offering.

In the event we no longer qualify as a foreign private issuer in the future, we may choose to rely on the “controlled company” exemptions and not to comply with certain of the NYSE corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that we have a compensation committee and nominating committee composed entirely of independent directors. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE rules.

As a foreign private issuer, we are not subject to certain NYSE corporate governance rules applicable to U.S. listed companies.

We rely on a provision in the NYSE Listed Company Manual that allows us to follow Argentine law with regard to certain aspects of corporate governance. This allows us to follow certain corporate

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governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NYSE. For example, we are exempt from NYSE regulations that require a listed U.S. company, among other things, to:

•	have a majority of our board of directors be independent;

•	establish a nominating and compensation comprised entirely of independent directors;

•	adopt and disclose a code of business conduct and ethics for directors, officers and employees; and

•	have an executive session of solely independent directors each year.

It may be difficult to effect service of process against our directors and executive officers, and foreign judgments may be difficult to enforce or may be unenforceable.

We are a company incorporated under the laws of Argentina and substantially all of our, directors, and our executive officers are domiciled in Argentina. The most significant part of their assets are located in Argentina. Although we will have an agent to receive service of process in any action against us in the United States with respect to our ADSs, none of our directors or executive officers has consented to service of process in the United States or to the jurisdiction of any United States court. As a result, it may be difficult to effect service of process against our directors and executive officers. Additionally, under Argentine law, the enforcement of foreign judgments will only be allowed if the requirements in sections 517 to 519 of the Argentine National Code of Civil and Commercial Procedures are met or, in the case of proceedings governed by provincial law, the requirements in the applicable local code of procedure, and provided that the foreign judgment does not conflict with public policy in Argentine law, as determined by the competent courts of Argentina. An Argentine court may consider the enforcement of foreign judgments which order payments to be made pursuant to a foreign-currency denominated security, to holders outside of Argentina as contrary to the public policy of Argentina if, for instance, at such time there are legal restrictions in place prohibiting Argentine debtors from transferring foreign currency abroad to pay off debts.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the Deposit Agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The Deposit Agreement governing the ADSs representing our Class     common shares provides that, to the fullest extent permitted by law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the Deposit Agreement. If this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Deposit Agreement with a jury trial. If we or the depositary opposed a jury trial demand based on the waiver, the court would analyze whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable law. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the Deposit Agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the Deposit Agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the Deposit Agreement or the ADSs, including claims under U.S. federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us or the depositary under the Deposit Agreement, it may be heard only by a judge or justice of the applicable

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trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

No condition, stipulation or provision of the Deposit Agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

As a foreign private issuer and an emerging growth company, we will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.

As a foreign private issuer and an emerging growth company (as defined by the SEC), we may be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Argentine legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure under the Securities Act, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to file reports on Form 6-K disclosing the information which we have made or are required to make public pursuant to Argentine law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company we are permitted to, and intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we will not have to comply with future audit rules promulgated by the PCAOB (unless the SEC determines otherwise) and our auditors will not need to attest to our internal control under Section 404(b) of the U.S. Sarbanes-Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual revenues of at least U.S.$1.235 billion (as adjusted for inflation), or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class     common shares that is held by non-affiliates exceeds U.S.$700.0 million as of the prior June 30, and (2) the date on which we have issued more than U.S.$1.0 billion in non-convertible debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company.

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We cannot predict if investors will find our Class     common shares or the ADSs less attractive because we will rely on these exemptions. If some investors find our Class     common shares and the ADSs less attractive as a result, there may be a less active trading market for our Class     common shares and the ADSs and our share price may be more volatile.

Our shareholders may be subject to liability for certain votes of their securities.

Our shareholders are not liable for our obligations. Instead, the liability of shareholders for any company losses is limited to the amount of their respective shareholdings in the company. However, under Argentine law shareholders who have a conflict of interest with us and do not abstain from voting on a resolution that ultimately causes damages to us may be held liable for such damages, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders with a conflict of interest who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to the Argentine General Corporations Law or our bylaws may be held jointly and severally liable, without limitation, for damages to us or to other third parties, including other shareholders.

Mandatory tender offer regime in Argentina may dissuade transactions that could be favorable to the shareholders.

We are subject to the mandatory tender offer rules set forth in the Argentine Capital Markets Law. These rules provide that any person who, individually or through a concerted action (as defined in Argentine Capital Markets Law), effectively acquires a controlling interest in a company whose shares are admitted to the public offering regime shall be required to make a tender offer (Oferta Pública de Adquisición), determined in accordance with the Argentine Capital Markets Law and the CNV Rules.

In addition, the Productive Finance Law, enacted on May 9, 2018, amended the mandatory tender offer provisions in the Argentine Capital Markets Law. Among other amendments, the Productive Finance Law (i) established guidelines for the determination of the offer price and procedure for the objections thereto; (ii) grants the CNV the power to determine if the purchaser has the power to exercise the corporate rights derived from the acquired shares, and therefore, if such person effectively has control of the company; (iii) grants the CNV the power to establish exceptions to the obligation to launch a mandatory tender offer if the target voluntary withdraws from the public offering regime; and (iv) in the case of a voluntary tender offer, allows the purchaser to set the offer price at its discretion, without applying the guidelines for determining the price set forth in (i) above. The restrictions on change of control offers may limit the holder’s ability to sell or purchase our ADSs.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research about our business, the price of our Class     common shares or the ADSs and our trading volume could decline.

The trading market for our Class     common shares or the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our Class     common shares or the ADSs would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our Class     common shares or the ADSs or publish inaccurate or unfavorable research about our business, the price of our Class     common shares or the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class     common shares or the ADSs could decrease, which might cause the price of our Class     common shares or the ADSs and trading volume to decline.

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ADS holders may be subject to additional risks related to holding ADSs rather than Class     shares.

Because ADS holders do not hold their Class     shares directly, they are subject to additional risks, including:

•

as an ADS holder, under Argentine law you are not treated as one of our shareholders and will not have the ability to exercise shareholder rights. Instead, the depositary is treated as our shareholder under Argentine law, and your rights as an ADS holder are governed by the deposit agreement;

•

distributions on the Class     shares represented by your ADSs may be paid in Argentine pesos to a custodian, and before such custodian transfers any such distributions to the depositary for your benefit, it would be required to deduct withholding taxes, if any. The depositary would also be required to convert distributions made in Argentine Pesos into U.S. dollars.

•

we and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders or that could affect the ability of ADS holders to transfer ADSs.

Our dual-class capital structure means our shares will not be included in certain indices. We cannot predict the impact this may have on the trading price of our Class     common shares and ADSs.

For further information regarding shareholdings in our company, see “Principal and Selling Shareholders.” In 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of shares of common stock from such indices. FTSE Russell announced plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public shareholders, whereas S&P Dow Jones announced that companies with multiple share classes, such as ours, would not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. MSCI also opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index; however, in October 2018, MSC announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Under the announced policies, our dual-class capital structure would make us ineligible for inclusion in any of these indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. It continues to be unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from the indices, but in certain situations they may depress these valuations compared to those of other similar companies that are included. Exclusion from indices could make our Class     common shares and ADSs less attractive to investors and, as a result, the market price of our Class     common shares and ADSs could be adversely affected.

You will experience immediate and substantial dilution if you purchase Class     shares or ADSs in this offering.

Because the initial offering price of our Class     common shares and the ADSs will be substantially higher than the as adjusted net tangible book value per share or ADS, as applicable, immediately after the global offering, you will experience immediate and substantial dilution.

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DIVIDENDS AND DIVIDEND POLICY

In each of 2024 and 2025, we distributed US$50.0 million in dividends from our results for the prior fiscal year. In 2026, we have not yet distributed dividends from our results for the 2025 fiscal year. We have not adopted a formal dividend policy. We currently intend to use future earnings to finance our operations and growth and, to the extent funds remain available after such use, we may pay dividends.

In the future, we could decide to pay dividends in accordance with applicable law and based on various factors then existing, including:

•	our financial condition, results of operations and current and anticipated cash needs;

•	general economic and business conditions;

•	our strategic plans and business prospects;

•	legal, contractual and regulatory restrictions on our ability to pay dividends; and

•	other factors that our board of directors may consider to be relevant.

Under the Argentine General Corporations Law, the declaration and payment of annual dividends, to the extent that the Company presents retained earnings in accordance with IFRS Accounting Standards and CNV Rules, are determined by shareholders at the annual ordinary shareholders’ meeting. In addition, under the Argentine General Corporations Law, 5% of the net income for the fiscal year calculated in accordance with IFRS Accounting Standards and CNV Rules must be appropriated by resolution adopted at shareholders’ meetings to a legal reserve until such reserve equals 20% of the capital stock. This legal reserve is not available for distribution.

The holders of ADSs are entitled to receive dividends to the same extent as the owners of our Class     common shares.

Amount Available for Distribution

Dividends may be lawfully declared and paid only out of our earnings stated in our annual financial statements approved by the annual ordinary shareholders’ meeting. Any dividends we may declare in the future will be based on our financial statements presented in Argentine pesos. Under the Argentine General Corporations Law, listed companies may distribute provisional dividends or dividends in advance resulting from interim financial statements.

Under the Argentine General Corporations Law and our bylaws, our annual net income (as adjusted to reflect changes in prior years’ results) is allocated in the following order: (i) to comply with our legal reserve requirement of 5% of our net income until such reserve equals 20% of the capital stock; (ii) for compensation of the board of directors and supervisory committee; (iii) the balance after (i) and (ii), as otherwise decided by our shareholders at the annual ordinary shareholders’ meeting. Dividends must be paid in proportion to the respective contributions within the year of their approval.

Our board of directors submits our financial statements for the preceding fiscal year, together with reports thereon by our Supervisory Committee (comisión fiscalizadora) and the independent accountants, for approval at the annual ordinary shareholders’ meeting. Within four months from the end of each fiscal year, an ordinary shareholders’ meeting must be held to approve our annual financial statements and determine the appropriation of our net income for such year.

Under applicable CNV Rules, cash dividends must be paid to shareholders within 10 days of the shareholders’ meeting approving such dividends. In the case of stock dividends, shares are required to

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be delivered within 30 days of our receipt of notice of the authorization by the CNV for the public offering of the shares relating to such dividends. Nevertheless, if the Class     common shares are traded on the BYMA, as the Company intends to, the BYMA Listing Rules also state that in the case of cash dividends, within ten days from the resolution adopted by the competent corporate body; and in the case of stock dividends in certificated shares, or in a combination of certificated shares and cash, within 20 days from the authorization being obtained, which period shall be reduced to 10 days in the case of book-entry shares (acciones escriturales), such as the Class     common shares. The statute of limitations in respect of the right of any shareholder to receive dividends declared by the shareholders’ meeting is five years from the date on which it has been made available to the shareholder.

Subject to Argentine law, foreign exchange regulations and the terms of the Deposit Agreement, holders of ADSs will be entitled to receive dividends, if any, declared on the shares, including Class     common shares represented by such ADSs, to the same extent as the holders of the Class A and Class     common shares. Cash dividends will be paid in Argentine pesos and will be converted by the depositary into U.S. dollars at an exchange rate determined by it on the date of conversion if so permitted by, and subject to the limits set forth in, applicable foreign exchange regulations in place at such time, and paid to the holders of ADSs, net of any dividend distribution fees, currency conversion expenses, taxes or governmental charges. If dividend payments cannot be made in U.S. dollars outside Argentina, the transfer outside Argentina of any funds collected by foreign shareholders in pesos in Argentina may be subject to certain restrictions. According to current foreign exchange regulations, we can remit foreign currency abroad as profits and dividends to non-resident shareholders, provided that those distributions arise from distributable earnings based on net income reported in audited annual financial statements for fiscal years beginning on or after January 1, 2025. Foreign exchange restrictions in place at the time of any future payment of dividends could impair or prevent the conversion of anticipated dividends, distributions, or the proceeds from any sale of Class     common shares, as the case may be, from pesos into U.S. dollars and the remittance of the U.S. dollars abroad. See “Exchange Rates and Exchange Controls” and “Risk Factors—Risks Relating to Argentina—We may be exposed to fluctuations in foreign exchange rates.”

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USE OF PROCEEDS

We will not receive any proceeds from the sale of Class     common shares or ADSs since they are being sold by the selling shareholder. The selling shareholder is selling all of the Class     common shares and ADSs in the global offering, including from any exercise by the international underwriters of their option to purchase additional Class     common shares and ADSs.

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CAPITALIZATION

The table below sets forth our current and non-current debt, our total shareholders’ equity and total capitalization (defined as the sum of total current and non-current debt plus total shareholders’ equity) as of December 31, 2025, derived from our audited annual financial statements, on an actual basis.

You should read this table in conjunction with “Presentation of Financial and Other Information,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited annual financial statements included elsewhere in this prospectus.

As of December 31, 2025
Actual
(in thousands of U.S. dollars)
Current debt
Loans	232,585
Lease liabilities	1,750
Total current debt	234,335
Non-current debt
Loans	771,762
Lease liabilities	14,165

Total non-current debt	785,927

Total current and non-current debt	1,020,262

Total shareholders’ equity	1,263,606

Total capitalization	2,283,868

There has been no material change to our capitalization since December 31, 2025.

The selling shareholder identified herein will receive all net proceeds from the global offering. Therefore, we will not receive any proceeds from the global offering and our total capitalization will not be impacted by the global offering.

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DILUTION

Prior to the global offering, our outstanding capital stock consisted of   Class A common shares and   Class     common shares. If you invest in our Class     common shares in the global offering, including Class    common shares that may be represented by ADSs in the international offering, your interest will be diluted to the extent of the difference between the initial public offering price per Class     common share (or per ADS, as applicable) and the net tangible book value per Class     common share (or per ADS, as applicable) upon the completion of the global offering. Such dilution results from the fact that the offering price in the global offering may be substantially in excess of the net tangible book value of our Class     common shares. As of   , we had a net tangible book value of Ps.   million, or Ps.   per Class     common share (or US$   per ADS). Net tangible book value per common share represents the amount of our total tangible assets of Ps.   million (total assets less intangible assets and deferred tax assets) less total liabilities of Ps.   million, divided by the total number of our common shares outstanding as of   , 2026.

After giving effect to the sale by the selling shareholder of the Class     common shares, which may (at the option of the international underwriters) be represented by ADSs in the international offering, at the offering price of US$   per ADS (the mid-point of the price range set forth on the cover page of this prospectus) and US$   per Class     common share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and expenses incurred in connection with the global offering, our net tangible book value estimated as of   , 2026 would have been approximately US$   million, based on the exchange rate of Ps.   per US$1.00 reported by the Central Bank for   , 2026, representing US$   per Class     common share and US$   per ADS. This represents an immediate increase in net tangible book value of US$   per Class     common share (or US$   per ADS) to existing shareholders, and an immediate dilution in tangible book value of US$   per Class     common share (or US$   per ADS) to purchasers in the global offering. Dilution for this purpose represents the difference between the price per Class     common share or per ADS paid by these purchasers and net tangible book value per Class     common share or per ADS immediately after the completion of the global offering.

This dilution analysis assumes no exercise of the over-allotment option granted to the international underwriters.

The following table shows the dilution to new investors purchasing our Class     common shares and ADSs in the global offering:

	Per Class common share		Per ADS(1)
	Ps.		US$
Offering price (per Class common share/ADS)
Net tangible value per Class common share/ADS prior to the global offering
Increase in net tangible value per Class common share/ADS after the global offering attributable to existing shareholders
Net tangible value per Class common share/ADS after the global offering
Dilution per Class common share/ADS to new investors(2)
Percentage of dilution in net tangible value per Class common share/ADS(3)		%		%

(1)	Converted into U.S. dollars at the venta de divisas exchange rate reported by the Central Bank for , 2026, which was Ps. per US$1.00.

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(2)

Dilution for this purpose represents the difference between the price per Class     common share/ADS paid by the investors in the global offering and the shareholders’ equity value per Class     common share/ADS immediately after the completion of the global offering. The calculation of the percentage of dilution to new investors is obtained by dividing the dilution of the shareholders’ equity value per Class    common share/ADS to new investors by the price per Class     common share/ADS.

A US$1.00 increase (decrease) in the public offering price of US$   per Class     common share (or US$   per ADS) would increase (decrease) our net tangible book value after the global offering by US$   million, increase (decrease) the net tangible book value per Class     common share and per ADS after the global offering by US$   per Class     common share (or US$   per ADS), and increase (decrease) the dilution in the net book value per Class     common share and per ADS to new investors in the global offering by US$   per Class     common share (or US$   per ADS), assuming the number of Class     common shares and the ADSs offered under the global offering, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and expenses incurred in connection with the global offering.

To the extent that we grant options in the future and those options are exercised or other issuances of common shares are made, there will be further dilution to investors.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited annual financial statements included elsewhere in this prospectus, as well as the information set forth under “Presentation of Financial and Other Information.”

This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those expressed or implied in these forward-looking statements for several reasons, including those described under “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

We are the leading pure-play power generation company in Argentina based on installed capacity, engaged in the development and operation of electricity power plants and the generation and commercialization of electricity using both thermal and renewable technologies. We own and operate 17 power generation assets with a total installed capacity of 3,659 MW, representing 8.2% of Argentina’s total installed capacity connected to the SADI, the country’s electricity grid, as of March 2026. For the year ended December 31, 2025, we supplied 15.4 TWh of electricity, representing approximately 10.1% of the total electricity supplied on the SADI. We benefit from strategically diversified assets with multiple technologies and numerous geographic locations across the country. A significant portion of our generation capacity is contracted under long-term PPAs, and all our revenues, from both PPAs and the spot market, are denominated in U.S. dollars. From March 2016 to March 2026, we have grown at a CAGR of 16.0% in terms of our installed capacity, primarily through organic development, and we intend to continue to grow with our pipeline of projects, through potential acquisitions and by taking advantage of opportunities we expect to arise as part of Argentina’s electricity market transition.

Our operating portfolio is comprised of 2,740 MW of thermal assets and 919 MW of renewable assets, representing approximately 75% and 25% of our total installed capacity, respectively, as of the date of this prospectus. Our thermal assets include reliable and efficient combined-cycle, simple-cycle, cogeneration and reciprocating power plants. Our renewable generation portfolio is comprised of wind and solar farms, which are strategically located in sites with strong wind and concentrated solar photovoltaic power conditions, resulting in load factors significantly above industry averages, both in Argentina and worldwide. For the year ended December 31, 2025, approximately 82.5% of the electricity we supplied was from thermal sources and approximately 17.5% was from renewable sources. We expect the proportion of our electricity generation from renewable sources to grow as new renewable plants commence operations.

We are the third largest thermal power generation company and the second largest in renewable power generation in Argentina in terms of installed capacity as of March 2026 and of energy generated for the year ended December 31, 2025. Our thermal assets represent 10.8% of Argentina’s total thermal installed capacity connected to the SADI as of March 2026 and we contributed 15.6% of the country’s thermal energy generation on the SADI in 2025. Our renewable assets represent 11.7% of Argentina’s total renewable installed capacity connected to the SADI as of March 2026 and we contributed 10.1% of the country’s renewable energy generation on the SADI in 2025.

For the year ended December 31, 2025, we reported revenues of US$640.8 million, net profit of US$7.4 million and Adjusted EBITDA of US$427.5 million, reflecting an Adjusted EBITDA Margin of 66.7%. For the year ended December 31, 2024, we reported revenues of US$524.2 million, Adjusted EBITDA of US$360.6 million, reflecting an Adjusted EBITDA Margin of 68.8%, and net profit of US$263.1 million. For a

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reconciliation of net profit for the year to Adjusted EBITDA, see “Summary Financial and Operating Data—Non-IFRS Financial Data—Adjusted EBITDA and Adjusted EBITDA Margin.”

A significant portion of our revenues are generated under a diversified portfolio of long-term PPAs denominated in U.S. dollars. We have entered into these PPAs with private clients and with CAMMESA, Argentina’s centralized administrator of power supply and demand. We have the largest portfolio of contracted energy in the Argentine private PPA market with approximately a 25% market share for the year ended December 31, 2025. Our private clients include YPF and almost 100 other industrial clients, which we expect will continue to grow and represent an increasingly important part of our client portfolio. Today, our private PPAs have a capacity-weighted average remaining life of approximately eight years. Our CAMMESA PPAs come from various tenders awarded across thermal and renewable assets. The CAMMESA PPAs have a capacity-weighted average remaining life of approximately five years.

Under our thermal PPAs with CAMMESA, we receive two types of remuneration: capacity prices based on our power plants available capacity and energy prices based on the actual energy produced. Under our thermal PPAs with private users, we can receive remuneration for available capacity or energy produced, or both. Under our renewable PPAs, we receive remuneration based on the actual energy produced. Our remuneration under these PPAs is denominated in U.S. dollars and payable in Argentine pesos.

We also participate in the spot market for our non-contracted energy and capacity, as well as for any surpluses over committed power. In the spot market, we receive two types of remuneration from CAMMESA: capacity prices based on our thermal power plants available capacity during each designated hour and energy prices based on the actual energy produced. Since the implementation of Resolution No. 400/2025 effective as of November 1, 2025, all our revenues from sales in the spot market are U.S. dollar-denominated, although payable in pesos.

We also produce steam in our LPC I and LPC II power plants, which we sell to YPF under two long-term supply agreements, which commenced in January 2018 and October 2020, respectively. Our revenues from steam sales are reflected under our thermal revenues and accounted for 6% of our total revenues for the year ended December 31, 2025.

During the year ended December 31, 2025, our revenues under our PPAs with our private clients represented 37.4% of our total revenues (including 20.5% from YPF), our revenues under PPAs with CAMMESA accounted for 38.3% and our revenues from the spot market accounted for 24.2% of our total revenues. For the same year, our revenues for available capacity and for actual energy produced represented 42.1% and 51.9% of our total revenues, respectively.

The regulatory framework applicable to electricity power generators, in which we develop our activities, is undergoing significant changes and transitioning towards a more deregulated and competitive market model. Effective as of November 1, 2025, Resolution No. 400/2025 set the new regulatory framework for the Argentine power sector, promoting competition within the WEM, free contracting among market participants, decentralizing fuel management, and introducing economic incentives for new generation capacity. The new framework also aims to reduce state intervention in the remuneration scheme and contracting system of the sector, establishing a marginal cost-based remuneration system for electricity supply. We expect that this new regulatory framework will offer greater opportunities to enter into contracts with private clients and present other growth opportunities. We see potential opportunities to capture incremental electricity demand from a range of existing and emerging end-use segments, including mining activities, oil and gas developments, data centers and electric mobility. We continuously evaluate strategic alternatives to address new demand, including organic growth initiatives and potential acquisitions, subject to market conditions, regulatory considerations and capital allocation priorities.

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Key Factors Affecting our Operations

Our results of operations have been affected, and we expect will continue to be affected, by the following factors, some of which are outside of our control.

Argentine Macroeconomic Conditions

As substantially all of our operations, properties and customers are located in Argentina, we are affected by macroeconomic conditions in the country, including changes in economic, political and regulatory conditions. The volatility in the Argentine economy and the measures taken by the Argentine government have had, and are expected to continue to have, a significant impact on our business, financial condition and results of our operations.

Macroeconomic conditions of Argentina depend on multiple factors, including: (i) international prices of Argentina’s main commodities; (ii) trade balance; (iii) internal and external investment and financing; (iv) levels of inflation; (v) the devaluation of the Argentine peso against other currencies, mainly the U.S. dollar; (vi) economic policies adopted by the Argentine government, including exchange rate and monetary policies; (vii) public debt; and (viii) changes to the legal and regulatory framework. See “Risk Factors—Risks Relating to Argentina.”

The following table sets forth key economic indicators in Argentina during the periods indicated:

	2025	2024	2023	2022	2021
Economic Activity
Real GDP (pesos of 2004) (% change) as % of GDP	4.4%	(1.3)%	(1.9)%	6.0%	10.4%
Price indexes and exchange rate information
Consumer Price Index (INDEC CPI) (% change)	31.5%	117.8%	211.14%	94.8%	50.9%
Wholesale Price Index (WPI) (% change)	26.2%	67.1%	276.4%	94.8%	51.3%
Nominal Exchange Rate (in Ps./US$ at fiscal year-end)	1,459.42	1,032.50	808.48	177.13	102.75

Sources: Argentine Ministry of Economy, Central Bank and INDEC.

Economic Activity

In 2025, gross domestic product (“GDP”) in Argentina increased by 4.4% compared to 2024, according to the monthly GDP estimate report published by the INDEC in February 2026. In January 2026, GDP in Argentina increased by 1.9% compared to January 2025, according to the monthly GDP estimate report published by the INDEC in March 2026.

GDP growth in Argentina reflects commercial and industrial activity in the country, as well as household consumption. Commercial and industrial electricity demand in Argentina fluctuates in response to the country’s economic activity and levels of investment. Residential consumption is linked to temperature and other climatic factors, as well as the prices paid by users. We believe that industrial electricity demand may grow in the future in the event of significant new investments in oil and gas, mining and data centers in the country.

Inflation

Argentina has faced high inflation rates, although inflation has declined more recently. In 2024, the CPI and WPI were 117.8%, and 67.1%, respectively. In 2025, the CPI and WPI were 31.5% and

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26.2%, respectively. As of March 31, 2026, the CPI and WPI were 9.4% and 6.1% on a year-to-date basis, compared to 8.6% and 4.7% as of March 31, 2025.

During periods of high inflation, wages and salaries may decline in real terms, leading consumers to adjust their spending patterns by reducing discretionary expenditures. Elevated inflationary risk may adversely affect macroeconomic growth and constrain investment and financing. An increase in inflation in Argentina could lead to an increase in costs denominated in Argentine pesos, except in instances where inflation-driven increases in costs are offset by a depreciation of the exchange rate. The majority of our costs denominated in Argentine pesos consist of administrative expenses —particularly salaries and social security contributions—, construction costs for projects under development, and local operations and maintenance service contracts for our plants.

Under the previously spot regulatory framework, which was in effect until October 31, 2025, the remuneration tariffs for the spot market were denominated in Argentine pesos and adjusted periodically, although those adjustments sometimes did not compensate fully power generators, including us, for the country’s actual inflation. Effective as of November 1, 2025, in accordance with Resolution No. 400/2025, our revenues from the spot market are denominated in U.S. dollars and, as such, are no longer subject to inflationary effects.

Exchange Rate Fluctuation

As of December 31, 2025, the exchange rate between the Argentine peso and the U.S. dollar was Ps.1,459.42 per US$1.00, according to the Central Bank, representing an increase of 41.3% compared to Ps.1,032.50 per US$1.00 as of December 31, 2024, which represents an increase of 27.7% compared to Ps.808.48 per US$1.00 as of December 31, 2023, according to the Central Bank. The average exchange rate during 2025 was Ps.1,244.26 per US$1.00, representing an increase of 35.8%, compared to the average exchange rate during 2024 of Ps.916.25 per US$1.00, which represents an increase of 210.4% compared to the average exchange rate during 2023 of Ps.295.21 per US$1.00, according to the Central Bank. As of April 30, 2026, the exchange rate between the Argentine peso and the U.S. dollar was Ps.1,381.10 per US$1.00, according to the Central Bank.

Our results of operations have been affected and will continue to be affected by the fluctuation in the exchange rate between the Argentine peso and the U.S. dollar. The main effects of the devaluation of the Argentine peso on our results of operations, to the extent not mitigated by inflation, are related to: (i) our collections related to revenue from sales to CAMMESA in the spot market and under PPAs, and from our fuel management; (ii) deferred income tax related primarily to property, plant and equipment; (iii) current income tax; (iv) the increase in depreciation and amortization resulting from the revaluation in pesos of our property, plant and equipment and our intangible assets; and (v) foreign exchange differences resulting from our exposure to the Argentine peso. Prior to November 1, 2025, the devaluation of the Argentine peso also impacted our revenue from sales on the spot market under the previous spot regulatory framework which was denominated in Argentine pesos.

The devaluation of the peso typically results in lower costs measured in U.S. dollars; however, the effect may be offset by increased inflation in Argentina. In contrast, an appreciation of the Argentine peso against the U.S. dollar could result in an increase in our costs measured in U.S. dollars.

Under Resolution No. 400/2025, effective as of November 1, 2025, thermal power generators in the spot market, including us, receive two types of remuneration from CAMMESA based on the available capacity of the power plant during each designated hour and the energy produced. Capacity prices are denominated in U.S. dollars and converted into Argentine pesos at the exchange rate published by the Central Bank on the last business day of the month. CAMMESA has 42 days to pay

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power generators, including us, the remuneration based on the available capacity of the thermal power plants and, as a result, we are exposed to devaluation risk with respect to capacity prices if a devaluation of the Argentine peso occurs between the billing date and the payment date for our capacity sold. Energy prices are calculated every 15 days based on the energy system’s marginal energy costs and our VPC, which are denominated in U.S. dollars and converted into Argentine pesos at the exchange rate published by the Central Bank on the date on which the declaration of VPC expires. As a result, we are also exposed to devaluation risk with respect to energy prices for our thermal and renewable power plants if a devaluation of the Argentine peso occurs between any 15-day calculation period and the payment date for our energy sold.

The remuneration under our PPAs with CAMMESA are denominated in U.S. dollars and payable in Argentine pesos, and CAMMESA currently covers any exchange rate fluctuation effects during the first 42 days after the billing date. As a result, with respect to our PPAs with CAMMESA, we are exposed to devaluation risk if a devaluation of the Argentine peso occurs after the 42-day period. Although applicable regulations require CAMMESA to pay late payment interest to power generators, the interest rate may not be sufficient to offset the negative effects of a devaluation of the Argentine peso against the U.S. dollar. During 2025 and 2024, the average time CAMMESA took to make payments to power generators was 49 days and 55 days, respectively, from the end of the relevant month. However, at certain times in the past, the terms for payments by CAMMESA exceeded 100 days.

We have also entered into U.S.-dollar denominated PPAs with YPF and various private sector users, under which the rates are payable to us in Argentine pesos calculated at the exchange rate published by the BNA or the Central Bank, depending on the PPA, on the date before the payment date. As a result, under these PPAs, we are not exposed to risks associated with the devaluation of the Argentine peso.

Below is a chart showing the number of days of delay in the payments made by CAMMESA under the PPAs entered into with CAMMESA and in the spot market from January 2024 until December 2025.

Deferred Income Tax

The impact of inflation and fluctuations of the exchange rate between the Argentine peso and the U.S. dollar (our functional currency) on our deferred income tax can be significant. Deferred income tax assets and liabilities are recognized for temporary differences between the book value of assets and liabilities for financial reporting purposes and their corresponding tax bases, in accordance with IAS 12 Income Taxes.

In capital-intensive industries, the most significant temporary differences are generally related to property, plant and equipment. For Argentine income tax purposes, tax bases are determined by

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adjusting historical cost amounts denominated in Argentine pesos for inflation, in accordance with applicable local tax regulations. These inflation-adjusted tax bases are subsequently translated into U.S. dollars at the exchange rate prevailing as of the end of each reporting period for financial reporting purposes.

Consequently, when the rate of inflation exceeds the rate of devaluation of the Argentine peso against the U.S. dollar, the tax base increases, which may result in the recognition of deferred income tax assets and a corresponding deferred tax benefit. Conversely, when the rate of inflation is lower than the rate of devaluation, the tax base decreases, which may give rise to deferred income tax liabilities and a corresponding deferred tax expense.

Accordingly, period-to-period changes in the differential between inflation and the devaluation of the Argentine peso may have a significant impact on the Company’s deferred income tax assets and liabilities and on its income tax expense.

Exchange Controls

In the past, the Argentine government and the Central Bank have implemented measures that restricted Argentine companies’ access to the Foreign Exchange Market. In April 2025, the Central Bank implemented a new exchange regime that implemented certain changes to the Foreign Exchange Market to ease restrictions, as follows: (i) the price of the U.S. dollar in the Foreign Exchange Market may fluctuate in a minimum and maximum range; (ii) the blend U.S. dollar was eliminated; (iii) certain exchange restrictions were eliminated for individuals for the purchase of foreign currency; (iv) access to the Foreign Exchange Market is allowed, subject to compliance with certain customary requirements, without prior approval from the Central Bank for the payment of dividends to non-resident shareholders that are accrued as of fiscal years beginning on or after January 1, 2025; and (v) the applicable timeframes for the payment of foreign trade operations were made more flexible, eliminating the schedule established by the Central Bank for access to the Foreign Exchange Market without prior approval for the payment of imports of goods with customs entry registration as of December 13, 2023 and of services provided or accrued as of that date. See “Exchange Rates and Exchange Controls–Foreign Exchange Regulations.” Future foreign exchange restrictions could impact our ability to remit funds outside Argentina, make payments to foreign counterparties, raise capital, refinance our indebtedness, pay dividends or conduct other aspects of our business.

In 2025, the surplus in Argentina’s trade account balance amounted to US$11,286 million, compared to a surplus of US$18,928 million in 2024, according to the data published by the INDEC. This decrease is mainly due to an increase of 24.7% in imports, partially offset by an increase of 9.3% in exports. In the first quarter of 2026, the trade surplus reached US$5,508 million, compared to a surplus of US$1,119 million in the first quarter of 2025. This increase was mainly driven by a 16.9% increase in exports and a contraction in imports.

Regulatory Framework Transition

The regulatory framework applicable to electric power generators, including us, is undergoing significant changes. After more than two decades of centralized management, the Argentine government is in the process of transitioning the power sector towards a more deregulated and competitive market.

In 2024, the Bases Law gave the Argentine executive branch power to modify the regulatory framework of the Argentine electricity sector. On January 28, 2025, Resolution No. 21/2025 was issued to reform the WEM, removing bilateral contracting restrictions, decentralizing fuel management, and creating incentives for new generation capacity. Effective as of November 1, 2025, Resolution

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No. 400/2025 established new rules for the electricity market, modifying the WEM to ensure continuity and growth of Argentina’s electric system, superseding the previous regulatory framework for the spot market.

Under the previously spot regulatory framework, the WEM operated under a significantly intervened pricing and remuneration system. The remuneration to power generators was determined through regulated monthly spot remuneration denominated in Argentine pesos rather than through competitive market price formation. Resolution No. 400/2025 established a regulatory framework designed to ensure compliance with the contractual obligations previously assumed by CAMMESA. Under Resolution No. 400/2025, thermal power generators in the spot market, including us, receive two types of remuneration from CAMMESA based on the available capacity of the power plant during each designated hour and the energy produced, with amounts denominated in U.S. dollars but paid in Argentine pesos. In addition, Resolution No. 400/2025 authorizes bilateral contracts between generators, distributors and large users to cover both variable and fixed costs through the MATE and MATP.

The current regulatory framework under Resolution No. 400/2025 aims at reducing the intervention of the Argentine government in the remuneration scheme and contracting system of the electric power sector, establishing a margin cost-based remuneration system for electricity supply. The new regulatory framework seeks to promote competition within the WEM, free contracting among market participants, decentralizing fuel management, and introducing economic incentives for new generation capacity. The resolution also introduces mechanisms to optimize demand management, differentiate remuneration between existing and new generation, and enhance transparency in system charges and pricing, in a context of subsidy reduction, tariff adjustment, and a review of CAMMESA’s role in the sector.

For more information about the regulatory framework that applies to the Argentine electric system, see “Industry and Regulatory Overview.”

Fuel Management

The fuel used to operate our thermal power plants for which we have entered into PPAs with CAMMESA and YPF is supplied by CAMMESA and YPF until the relevant PPA expires.

At thermal power plants where we have not entered into a PPA with either CAMMESA or YPF, our fuel supply is governed by the self-managed fuel procurement regime established by Resolution No. 400/2025, pursuant to which natural gas procurement is deemed to be self-managed, whether through adherence to the Natural Gas Agreement, until the expiration of the Plan Gas in December 2028, or through direct fuel procurement. Beginning in January 2029, power generators, including us, will be required to manage their own natural gas supply, with CAMMESA acting as a supplier of last resort.

The supply and price of natural gas used in our thermal generation plants have been affected by, among other factors, the availability of such fuels in Argentina, transportation constraints and the prices of domestic and imported fuels. To the extent we procure our own fuel under Resolution No. 400/2025, our margins could be positively or negatively impacted, which could affect our results of operations.

For thermal power generators that procure their own fuel, the energy price includes the cost of such fuel. In the case of alternative fuels, power generators may declare their VPC based on the reference price for the fortnight in which the fuel was purchased or based on the reference price applicable when the fuel is consumed. Under the first option, power generators may declare a VPC within a range of 75% below to 10% above the reference price determined by CAMMESA for the

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relevant purchase period. This approach eliminates power generators’ exposure to price fluctuations between the time of purchase and the time of consumption for fuel acquired in advance. Under the second option, power generators may declare a VPC within a range of 75% below to 25% above the reference price determined by CAMMESA for the relevant consumption purchase period. This approach may allow power generators to achieve greater margins through fuel management, but it also exposes them to greater price risk between the purchase and consumption of the fuel. Under both options, power generators remain exposed to devaluation risk: under the first option, between the time the fuel is consumed and payment is received; and under the second option, between the time the fuel is purchased and payment is received.

On January 28, 2025, Resolution No. 21/2025 was issued, granting electricity generators the option to procure their own fuel, among other measures. Pursuant to Resolution No. 400/2025, effective as of November 1, 2025, fuel procurement was decentralized. Under this regulatory framework, when fuel procurement is deemed to be self-managed, recognition of fuel costs may result in increases in our thermal revenues, through higher energy prices, as well as corresponding increases in our thermal generation costs.

Our Revenues

During the years ended December 31, 2025 and 2024, (i) our thermal generation revenues (including our steam sales) accounted for 73.9% and 74.8% of our revenues, respectively, and (ii) our renewable generation revenues accounted for 26.1% and 25.2% of our revenues, respectively. Thermal generation revenues include sales under our PPAs, the spot market, and other services, which comprise operation and maintenance fees earned for managing power plants. Renewable generation revenues solely include sales under our PPAs.

During the years ended December 31, 2025 and 2024, sales under our PPAs accounted for 75.7% and 82.9% of our total revenues, spot market sales accounted for 24.2% and 17.0% of our total revenues, and other services accounted for 0.1% and 0.1% of our total revenues, respectively.

The majority of our revenues are generated under a diversified portfolio of long-term PPAs denominated in U.S. dollars, and the remaining sales occur on the spot market, as follows.

•

CAMMESA PPAs: We have been awarded PPAs with CAMMESA through participation in various tenders. Pursuant to Resolution No. 400/2025, these PPAs are allocated to residential and commercial electricity demand.

•	Private PPAs:

•

Self-generation and off-grid YPF PPAs: We have entered into PPAs with YPF for certain of our thermal power plants, in accordance with the regulatory framework for self-generation and off-grid energy supply. Additionally, we sell the steam produced by our LPC I and LPC II power plants to YPF under two long-term steam supply agreements.

•

Private PPAs with private industrial clients and distributors: Our private clients include YPF and almost 100 other industrial clients. In accordance with Resolution No. 400/2025, we can sign PPAs with large users and distribution companies for the supply of renewable energy, thermal energy, or capacity through participation in the MATE and MATP. In addition, we have entered into a 15-year PPA with EDESUR, the second largest electricity distribution company in Argentina, for our BESS project.

•

Spot market, where non-contracted energy and capacity, as well as energy surpluses, are traded. Energy remuneration is based on an hourly marginal revenue scheme and capacity remuneration is based on the availability of the power plants during capacity remuneration hours. Pursuant to Resolution No. 400/2025, effective as of November 1, 2025, spot prices are denominated in U.S. dollars.

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For more information, see “Business–Our Remuneration.”

Our PPAs

We have entered into long-term U.S. dollar-denominated PPAs with CAMMESA, YPF and other private users, with terms ranging from 7 months to 25 years. As of December 31, 2025 the average remaining life of our PPAs is 6.8 years.

Thermal Generation PPAs

We have entered into PPAs with CAMMESA, YPF and with private large industrial users for our thermal power plants. Certain of these PPAs provide for compensation based solely on thermal energy supplied, others provide for compensation based solely on capacity made available, and others provide for both energy and capacity payments. In addition, our existing PPAs with YPF for the supply of steam provides for payments for the steam that is effectively delivered through take-or-pay provisions.

Under the new regulatory framework introduced by Resolution No. 400/2025, effective as of November 2025, we have entered into PPAs with private large industrial users for the supply of thermal energy and capacity. During the early stages of implementation, contracting terms for thermal energy and capacity have typically been set at approximately one year. For CDS, our focus is to prioritize selling capacity in the spot market, as it benefits from a higher capacity price compared to plants operating solely on natural gas.

The following tables provide information with respect to the PPAs for each of our thermal power plants.

CAMMESA Thermal Generation PPAs

Power Generation Asset	Off-taker	Committed Capacity (MW)	Average Price for Capacity (US$/MW/ Month)(1)	Average Price for Electricity (US$/MWh)(1)	Type of fuel	Term (in years)	COD	Expiration Date
Loma Campana II	CAMMESA	105.22	18,470	9.1	Natural gas(2)	10	2017	November 29, 2027
El Bracho GT	CAMMESA	261.28	17,580	11.5	Natural gas(2)	10	2018	January 26, 2028
El Bracho ST	CAMMESA	198	22,200	5	Natural gas(2)	15	2020	October 23, 2035
LPC II	CAMMESA	80.62(4)/ 71.95(5)	18,600	8	Natural gas and liquid fuel(3)	15	2020	October 26, 2035

(1)	Average prices for the entire term of the PPAs.
(2)	Pursuant to the terms of the PPAs, fuel is supplied by CAMMESA free of charge.
(3)	Pursuant to the terms of the PPAs, fuel is supplied by YPF free of charge for power generation.
(4)	Committed capacity during winter months (May to August).
(5)	Committed capacity during summer months (September to April).

YPF Thermal Generation PPAs

Power Generation Asset	Off-taker	Committed Capacity (MW)	Type of fuel	Term (in years)	COD	Expiration Date
Loma Campana I	YPF	105	Natural gas(2)	15	2017	November 14, 2032
Loma Campana Este	YPF	8	Natural gas(2)	3	2017	May 20, 2026(3)
LPC I	YPF	60(1)	Natural gas and liquid fuel(2)	12	2018	January 4, 2033
Manantiales Behr	YPF	58	Natural gas(2)	20	2021	March 27, 2041

(1)	Corresponds to the power consumed during 2025. There is no committed capacity under our PPA with YPF for our LPC I power plant.

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(2)	Pursuant to the terms of the PPAs, fuel is supplied by YPF free of charge for power generation.
(3)

As of the date of this prospectus, we have completed negotiations with YPF to renew the term of the PPA for our Loma Campana Este power plant for an additional 18 months, and the execution of the renewal agreement is subject to obtaining our internal approvals.

YPF Steam PPAs

Power Generation Asset	Counterparty under Agreement	Contracted Volume	TOP/DOP	Fuel	Term (in years)	Commencement Date	Expiration Date
LPC I	YPF	190/210 TN/h	100%	Natural Gas supplied by YPF	15	January 1, 2018	January 4, 2033
LPC II	YPF	190/200 TN/h	100%	Natural Gas supplied by YPF through tolling arrangement	15	December 30, 2020	December 30, 2035

Other Private Thermal Generation PPAs

Thermal Power Plant	Off-taker	Contracted Energy (MW)	Average Total Life (Years)	Average Remaining Life (years)(1)
Central Dock Sud	Large Users	40	3.1	2.7

(1)	As of May 1, 2026.

Private Thermal Capacity PPAs

Thermal Power Plant	Off-taker	Contracted Energy (MW)	Average Total Life (Years)	Average Remaining Life (years)(1)
Tucumán Power Plant	Large Users	42	1.0	1.0

(1)	As of May 1, 2026.

Renewable Generation PPAs

Revenues from our wind farms and solar farms derive from PPAs with YPF and other private industrial clients, and CAMMESA. Under PPAs for renewable energy we are compensated based on the amount of energy delivered. Our PPAs related to renewable energy are denominated in U.S. dollars.

The term of our PPAs with CAMMESA and YPF for our renewable plants ranges from 7 months to 20 years, with an average remaining term of 7.5 years.

The following tables provide information with respect to the PPAs for our renewable plants.

CAMMESA Renewable Generation PPA

Renewable Plant	Off-taker	Installed Capacity (MW)	Committed Mean Power (mMW)	Average Price for Electricity (US$/ MWh)		Term (in years)	COD	Expiration Date
Cañadón León Wind Farm	CAMMESA	123	99	41.50	(1)	15	2021	August 18, 2036

(1)	41.50 US$/MWh is the base price awarded in the tender and is adjusted annually. As of December 31, 2025, the adjusted base price was 45.71 US$/MWh.

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Private Renewable Generation PPAs (Including YPF)

Renewable Plant	Off-taker	Installed Capacity (MW)	% Contracted Energy	Average Total Life (Years)	Average Remaining Life (Years)(1)
Manantiales Behr Wind Farm	Large Users	104	100%	13.3	8.1
Cañadón León Wind Farm	Large Users	22	100%	14.9	10.6
Los Teros Wind Farm	Large Users	175	100%	13.2	8.1
General Levalle Wind Farm	Large Users	155	100%	7.0	5.4
CASA Wind Farm	Large Users	63	100%	12.4	12.1
Zonda Solar Farm	Large Users	100	100%	7.5	3.9
El Quemado Solar Farm	Large Users	305	76%	6.2	5.8
Total	Large Users	923	93%	10.1	7.2

(1)	As of May 1, 2026.

BESS PPA

Once our BESS achieves COD, we expect to generate revenues from the sale of energy storage capacity and supplied energy under the following PPA with EDESUR, the second largest electricity distribution company in Argentina:

Power Generation Asset	Off-taker	Committed Capacity (MW)	Average Price for Capacity (US$/MW/ Month)	Average Price for Electricity (US$/MWh)	Term (in years)		Expected COD
BESS	EDESUR	90	12,815	10	15	(1)	Expected 4th quarter of 2026

(1)	The expiration date of the agreement will depend on the date on which our BESS commences operations.

Spot Market

The remuneration regime in the spot market has been subject to numerous amendments. Under Resolution No. 400/2025, effective as of November 1, 2025, thermal power generators in the spot market, including us, receive two types of remuneration from CAMMESA based on the available capacity of the power plant during each designated hour and the energy produced. Capacity prices are denominated in U.S. dollars and converted into Argentine pesos at the exchange rate published by the Central Bank on the last business day of the month. CAMMESA has 42 days to pay power generators, including us, the remuneration based on the available capacity of the thermal power plants. Energy prices are calculated every 15 days based on the energy system’s marginal energy costs and our VPC, which are denominated in U.S. dollars and converted into Argentine pesos at the exchange rate published by the Central Bank on the date on which the declaration of VPC expires. As a result, from November 1, 2025 onwards, revenues we receive from sales in the spot market are denominated in U.S. dollar.

Availability and Dispatch

Substantially all of our revenues from our thermal power plants are derived from selling firm capacity and electricity effectively delivered. However, the compensation we receive from electricity effectively delivered from our thermal power plants is principally to cover VPC. As a result, in our thermal generation segment, our profit is mainly driven by the availability factor of our thermal power plants which, in turn, drives the plants’ ability to generate power.

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The availability factor of our thermal power plants is determined by reference to the periods during which a plant is unavailable to generate electricity due to scheduled maintenance or forced outages. Under our PPAs with CAMMESA, CAMMESA has an obligation to pay for available capacity continues during periods of scheduled maintenance, provided that such maintenance is completed within the timeframes agreed with CAMMESA.

The ability to generate energy through our thermal power plants depends on system dispatch. Thermal power plants ranked with the lowest priority for systems’s dispatch and are dispatched based on their VPC, which include the cost of fuel, transportation and distribution costs, and variable operation and maintenance costs. Competition for dispatch among thermal power plants is determined by the plant’s fuel consumption efficiency, the cost and availability of fuel and its transportation and/or distribution, and the variable operation and maintenance costs. For this reason, thermal dispatch is influenced by the heat rate of the power plants, the availability and price of fuels, as well as the availability and price of fuel transportation and or distribution.

Likewise, demand for electricity, which is determined by Argentina’s macroeconomic conditions, residential tariff values and seasonality, can affect the dispatch of our thermal power plants. Demand for electricity impacts the size of the markets in which we operate. For example, an increase in industrial demand enhances the potential for expansion in the MAT. Moreover, rising demand constitutes a key factor for our expansion opportunities.

The ability to generate energy through our renewable plants depends on (i) the availability of the plant, (ii) weather conditions, particularly, wind speeds and solar irradiance, and (iii) transmission constraints, mainly due to saturation of transmission lines. To maintain high availability across our renewable plants, we have established long-term maintenance agreements with technology providers. Argentina offers load factors for wind and solar that exceed global averages, enabling optimal utilization of installed technologies. Additionally, our renewable plants consistently demonstrate load factors above the national average. To mitigate curtailment, currently our renewable plants have full or partial priority of dispatch.

The table below shows the availability factor for our thermal power plants. Since our renewable plants are not remunerated based on their availability, our renewable plants are not included in the table below.

	Year ended December 31,
	2025	2024
Tucumán Power Plant	95.6%	92.3%
San Miguel de Tucumán Power Plant	93.3%	94.1%
El Bracho Power Plant	95.9%	94.7%
Loma Campana I Power Plant(1)	85.9%	27.8%
Loma Campana II Power Plant	82.1%	78.8%
Loma Campana Este Power Plant	100%	98.0%
LPC I Power Plant	88.5%	94.1%
LPC II Power Plant	85.4%	92.2%
Manantiales Behr Power Plant	91.2%	84.6%
Central Dock Sud Power Plant(2)	89.5%	89.9%
Average YPF LUZ	90.7%	84.6%
MW-Weighted Average YPF LUZ	91.6%	89.1%

(1)

Our Loma Campana I thermal power plant has experienced availability factors significantly below expected levels as a result of its successive unexpected and unscheduled outages and its forced outage between May 2023 and August 2024.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

(2)

We own 70.16% equity interest in IDS, which owns 71.77% of the equity interest in CDS, which owns the Central Dock Sud thermal power plant, located in the Province of Buenos Aires with an installed capacity of 861 MW and 72 MW of installed capacity for two simple cycle turbines (36 MW each).

The table below shows the energy generated by our power plants for the years ended December 31, 2025 and 2024.

	For the year ended December 31,
	2025	2024
	(in GWh)
Energy Generation(1)
Thermal
Tucumán Power Plant	830	916
San Miguel de Tucumán Power Plant	257	198
El Bracho Power Plant	3,317	3,174
Loma Campana I Power Plant	662	242
Loma Campana II Power Plant	299	496
Loma Campana Este Power Plant	96	82
LPC I Power Plant	780	847
LPC II Power Plant	609	607
Manantiales Behr Power Plant	423	436
Central Dock Sud Power Plant	5,410	5,083
Total Thermal	12,682	12,081
Renewable
Manantiales Behr Wind Farm	527	500
Los Teros Wind Farm	747	717
Cañadón León Wind Farm	543	550
Zonda Solar Farm	269	263
General Levalle Wind Farm	594	121
El Quemado Solar Farm(2)	11	—
Total Renewable	2,692	2,151
Total	15,374	14,232

(1)	Our CASA wind farm is not included in this table since it reached full commercial operations in February 2026.
(2)

Our El Quemado solar farm reached partial commercial operations for an installed capacity 100 MW in December 2025 and for an additional installed capacity of 100 MW in February 2026. El Quemado is expected to have a total installed capacity of 305 MW, and to reach full commercial operations in the second quarter of 2026.

Weather Conditions Affect our Wind Farms and Solar Farms

The capacity to generate and deliver electricity from our wind farms and solar farms (i.e., load factor), depends and will depend on weather conditions which are beyond our control, particularly, wind speeds and solar irradiance. These conditions are location specific and can vary between seasons and from one year to another (due to multi-year weather patterns). In order to operate optimally, wind generators require wind speed to fall between ranges specific to each wind generator type and technology. Outside of these ranges, energy production falls.

Our wind farms and solar farms are located in areas with very favorable wind and solar conditions and they recorded load factors of approximately 50% and 31%, respectively, during the year ended

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December 31, 2025. Future wind patterns and electricity production at our wind farms may not reflect the historical wind patterns at the respective sites or the projections made. Similarly, solar resource projections depend on estimates of weather patterns, the effect of shading on the panels, and solar irradiance. Solar farm generation also depends on air quality, cloud cover, air and surface temperature for optimal performance.

The table below provides details regarding the historical average and maximum load factor of our wind farms and solar farms since their respective date of commencement of operations, and the load factor of our wind farms and solar farms for the years ended December 31, 2025 and 2024.

	Historical Average(2)	Maximum(2)	Year ended December 31,(1)
			2025	2024
Manantiales Behr Wind Farm	59.0%	77.9%	59.2%	57.5%
Los Teros Wind Farm	49.2%	65.1%	48.7%	46.7%
Cañadón León Wind Farm	49.2%	68.5%	50.5%	51.0%
General Levalle Wind Farm	44.3%	60.2%	43.8%	45.9%
Zonda Solar Farm	30.4%	41.0%	30.8%	30.0%

(1)

Our CASA wind farm is not included in this table since it reached full commercial operations in February 2026. Our El Quemado solar farm is not included in this table since it reached partial commercial operations in December 2025 and for an additional installed capacity of 100 MW in February 2026.

(2)	From COD through December 2025.

Company’s Historic Growth and Business Opportunities

We have grown significantly since our creation, becoming one of the largest and most profitable power generation companies in Argentina, while maintaining a prudent financial discipline. The development and construction of our power plants together with acquisition opportunities has resulted in an expansion of installed capacity that has had a direct impact on the growth of our revenues and Adjusted EBITDA. We expect that our strategy to grow our installed capacity will continue to have a significant influence on our financial performance in the future. However, we cannot assure you that we will continue to grow our installed capacity and results of operations at the same rate we have in the past. See “Risk Factors—Risks Relating to the Company—We may not be able to grow our business and results of operations at the same rate as in the past.”

Installed Capacity

From 2013 to the date of this prospectus, we have experienced significant growth in our installed capacity, reflecting our strategic expansion and commitment to provide reliable energy through a diversified portfolio of technologies. During this period, our total installed capacity has increased over four times with thermal installed capacity tripling since 2013 and renewable installed capacity increasing by eight times since 2018, the year in which our first renewable asset reached commercial operations.

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The chart below illustrates the growth of our installed capacity from 2013 through the date of this prospectus, as well as planned installed capacity by year-end 2026.

YPF Luz’s installed capacity evolution (in GW)

(*)	Upon completion of 105 MW in El Quemado solar farm and 90 MW in the BESS project.

Recent Growth

In January 2023, our Board of Directors approved the construction of our General Levalle wind farm in the Province of Córdoba, with an investment of approximately US$262 million and an installed capacity of 155 MW. The first stage of the General Levalle wind farm commenced operations in August 2024 with an installed capacity of 62 MW and full commercial operations with a total of 155 MW of installed capacity was reached in December 2024.

During 2023, the Central Dock Sud power plant had major maintenance works and an upgrade of its gas turbines to the GT26 HE model. As part of this major overhaul, the installed capacity of the combined cycle increased to 861 MW and improved its overall heat rate. In February 2024, CAMMESA authorized the capacity increase of our combined cycle plant at Central Dock Sud for 64 MW, resulting in a total capacity of 861 MW.

In March 2024, our Board of Directors approved the construction of our CASA wind farm in the Buenos Aires Province, with an investment of approximately US$80 million and an installed capacity of 63 MW. In February 2026, CAMMESA authorized the commencement of commercial operations in the WEM of our CASA wind farm.

In October 2024, our Board of Directors approved the construction of our El Quemado solar farm in the Mendoza Province, with an investment of approximately US$235 million and an installed capacity of 305 MW. On the same date, our Board of Directors approved the application to adhere our subsidiary Luz del Campo S.A., to the RIGI in connection with the El Quemado Solar farm, which was approved by the Ministry of Economy in January 2025, resulting in the first project to be approved under the RIGI scheme. On December 22, 2025, CAMMESA authorized the commencement of partial commercial operations in the WEM of the El Quemado solar farm for a net capacity of up to 100 MW. On February 25, 2026, CAMMESA authorized commercial operation for an additional 100 MW of capacity. As of the date of this prospectus, our El Quemado solar farm has reached partial commercial operations between December 2025 and February 2026 for 200 MW. The remainder of the capacity is expected to reach commercial operations during the second quarter of 2026. Once fully operational, El Quemado will become the largest solar farm in Argentina.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Additionally, our Board of Directors approved the construction of a BESS project located in the Province of Buenos Aires, with an investment of approximately US$57 million. Our BESS project is expected to add 90 MW/450 MWh of storage capacity per hour to our portfolio and is expected to reach commercial operations during the fourth quarter of 2026.

The following table shows a brief description of our power generation assets which reached commercial operations during 2024 and 2025, and during 2026 through the date of this prospectus, and our projects under construction that are expected to reach commercial operations during 2026:

Project	Location	Total Installed Capacity (MW)		Off-taker	Technology	COD	Total Capital Expenditures Approved by our Board of Directors (in US$ millions)
General Levalle Wind Farm	Province of Córdoba	155		Private PPA	Wind Farm	3rd and 4th quarter 2024	262
CASA Wind Farm	Province of Buenos Aires	63		Private PPA	Wind Farm	February 2026	80
El Quemado Solar Farm	Province of Mendoza	305	(1)	Private PPA	Solar farm	4th quarter 2025 and 2nd quarter 2026(1)	235
BESS	Province of Buenos Aires	90		EDESUR(2)	Battery storage	4th quarter 2026 (expected)	57

Total		613					634

(1)

The El Quemado solar farm reached partial commercial operations for an installed capacity of 100 MW in December 2025 and for an additional installed capacity of 100 MW in February 2026. El Quemado is expected to reach full commercial operations in the second quarter of 2026.

(2)	Includes a payment guarantee provided by CAMMESA. For more information see “Business–Our Power Generation Assets–Assets under Construction–BESS.”

Segment Information

As of December 31, 2025, our operations are organized into two reportable segments, thermal generation and renewable generation. This reflects the way in which our chief operating decision maker, which we refer to as our Chief Operating Decision Maker (“CODM”), as defined by IFRS Accounting Standards, is provided with financial information, analyzes performance, and allocates resources. Our CODM is our General Manager and our reportable segments are thermal generation and renewable generation. For more information regarding our operating segments, see note 5 to our audited annual financial statements and “—Comparison of the results of operations for the fiscal years ended December 31, 2025 and 2024—Segment profit.”

Critical Accounting Policies

Our audited annual financial statements have been prepared in accordance with IFRS Accounting Standards. For our critical accounting policies under IFRS Accounting Standards, see Note 2 to our audited annual financial statements.

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The preparation of our consolidated financial statements requires our management to make judgments (other than those involving estimations) that have a significant impact on the amounts recognized and that affect the recorded amounts of revenues, expenses, assets and liabilities, as well as the disclosure of contingent assets and liabilities as of the end of each fiscal year. In this sense, the uncertainties related to the estimates applied could give rise in the future to final gain (losses) that could differ from those estimates and that require material adjustments to the amounts of the assets and liabilities affected.

The key assumptions concerning the future and other key sources of estimation uncertainty as of the end of each fiscal year, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial fiscal year, are described below. We based our material accounting estimates and assumptions on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond our control. Such changes are reflected in the assumptions when they occur.

The critical accounting judgments and key sources of estimation uncertainty used by our management are mentioned below:

Critical Accounting Judgments

•

Functional Currency. Our management applies its professional judgment to determine our functional currency and that of its subsidiaries. The judgment is made mainly with respect to the currency, which influences and determines the sales prices, the generating costs, materials, investments and other costs, as well as the financing and collections resulting from their operating activities.

Key Sources of Estimation Uncertainty

•

Recoverability of property, plant and equipment. At each reporting date, we assess if there is an indicator that property, plant and equipment may be impaired. Impairment exists when the book value of an asset or cash-generating unit (“CGU”) exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The value in use calculation is based on a Discounted Cash Flow (“DCF”) method discounted using a discount rate that reflects current market assessments of the time value of money. Cash flows projections cover a period consistent with the useful life of the assets. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash inflows.

•

Determination of income tax and deferred income tax. The measurement of income tax expense depends on several factors, including interpretations related to tax treatments applicable to transactions and/or events that are not explicitly addressed under current tax legislation, as well as estimates regarding the timing and realization of deferred income taxes. In particular, we assess the impact of uncertain tax treatments when determining the income tax expense/income for the year. In addition, actual cash inflows and outflows related to income taxes may differ from these estimates due to, among other factors, changes in applicable tax regulations and/or their interpretation, as well as unforeseen future transactions affecting our tax positions.

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Change in Accounting Policies

During 2025, we adopted certain changes in our accounting policies which impacted the presentation of our statements of profit or loss, as described in Note 2.3.5 to our audited annual financial statements. Our financial information for the years ended December 31, 2025 and 2024 included in this prospectus and our audited annual financial statements reflects the impact of these changes. These changes had no impact on our statements of financial position, statements of changes in shareholders’ equity, statements of cash flows, operating profit and net profit for the year, or basic and diluted earnings (losses) per share.

Main Items of the Statement of Profit or Loss

Set forth below is a brief description of the main items of our statement of profit or loss:

Revenues

Revenues mainly correspond to our thermal generation sales of energy and capacity (both under PPA, and spot market revenues) and includes our steam sales and other revenues from services as well as renewable generation sales of energy (under PPA).

Revenues are recognized based on the energy and steam delivered, the availability of effective capacity of some of our plants, and an account receivable is also recognized. These accounts receivable represent our unconditional right to receive the consideration owed by the customers of the energy generated by our plants. The billing of the service is performed on a monthly basis and interests are accrued in case of delays in the collection of credits. The opportunity to satisfy the performance obligation occurs over time because the client receives and simultaneously consumes the benefits provided by the performance of our obligation.

Revenues from the sale of energy and steam and the availability of effective capacity of some of our plants, including additional remuneration and non-recurring maintenance receivables, are calculated at the prices set forth in the relevant PPAs or at the prices prevailing in the electricity market pursuant to current regulations. For more information, see Note 8 to our audited annual financial statements.

Production Costs

Our production costs include costs related to the generation of electricity and steam, such as depreciation of property, plant and equipment, fuel, gas, energy and miscellaneous, salaries, social security taxes and other personnel expenses, transportation, products and charges, and preservation, repair and maintenance, among other costs. For more information, see Note 9 to our audited annual financial statements.

Administrative and Selling Expenses

Our administrative and selling expenses include indirect expenses, such as salaries, social security taxes and other personnel expenses, taxes, rates and other contributions, operation, services and other contracts, fees and compensation for services, and depreciation of property, plant and equipment, among others. For more information, see Note 9 to our audited annual financial statements.

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Reversal (Impairment) of Property, Plant and Equipment

We assess as of the end of each fiscal year whether there is an indication that an individual component or a group of property, plant and equipment may be impaired. If any indication exists, we estimate the recoverable amount of the asset. The recoverable amount of an asset is the higher of its fair value, less costs to sell that asset and its value-in-use. That amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the cash flows of the group of assets that form part of the CGU to which they belong are taken. To this end, we defined each generating plant, wind farm and solar farm as an independent CGU, except for our assets which are linked to the MATER which do not have specifically assigned contracts.

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the individual assets or the CGU’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset or CGU does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of the related depreciation or amortization, had no impairment loss been recognized for the asset or CGU in prior periods. Such reversal is recognized in the consolidated statement of profit or loss in the same line in which the related impairment charge was previously recognized, unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase. For more information, see Note 2.3.9.2 to our audited annual financial statements.

Other Operating Income, Net

Other operating income, net, mainly includes interest on late payment of CAMMESA, the results generated by contractual fines and recovered penalties and insurance. For more information, see Note 10 to our audited annual financial statements.

Loss on Financial Assets

Loss on financial assets corresponds to the loss on the balances of trade receivables with CAMMESA recorded in 2024. For more information, see Note 4 to our audited annual financial statements.

Finance Expense, Net

Finance expense, net includes finance income, finance expense and other finance income, net. Finance income includes the net value of profits for interest income as well as other finance income. Finance expense includes the net value of losses for interest expense as well as other finance expenses. Other finance income, net includes profit from financial assets valuation at fair value and losses from exchange differences. For more information, see Note 11 to our audited annual financial statements.

Income Tax

Current income tax assets and liabilities are measured at the amounts expected to be recovered from or paid to the tax authorities. The tax rates used to calculate these amounts are those that are enacted or substantively enacted at the end of the fiscal year. For the years ended December 31, 2025 and 2024, the tax rate applicable to the Company ranges between 25% and 35%.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of profit or loss.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Our management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and recognizes provisions when appropriate.

Deferred income tax is provided for using the liability method on temporary differences at the end of the fiscal year between the tax basis of assets and liabilities and their related carrying amounts. Deferred income tax liabilities are recognized for all taxable temporary differences, with certain exceptions. Deferred income tax assets are recognized for all deductible temporary differences and tax loss carryforwards to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and/or the tax loss carryforwards can be used, with certain exceptions.

The carrying amount of deferred income tax assets is reviewed as of the end of each fiscal year and reduced in profit or loss or in other comprehensive income, as appropriate, to the extent that it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred income tax assets to be utilized (recovered). Unrecognized deferred income tax assets are reassessed as of the end of each fiscal year and are recognized in profit or loss or in other comprehensive income, as applicable, to the extent that it has become probable that future taxable profits will allow the previously unrecognized deferred income tax assets to be recovered. Assumptions about the generation of future taxable profits depend on the Company’s estimates of future cash flows. To the extent that future cash flows and taxable income differ materially from estimates, the Company’s ability to realize the net deferred tax assets recorded could be affected. In addition, changes in tax rules or their interpretations may impact such estimates.

Deferred income tax assets and liabilities are measured at undiscounted nominal value at the tax rates that are expected to apply in the fiscal year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the end of the fiscal year.

Deferred income tax related to items recognized outside profit or loss is also recognized outside profit or loss. These items are recognized in correlation with the underlying transactions, either in other comprehensive income or in shareholders’ equity.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current income tax assets and liabilities and the deferred income taxes relate to the same taxable entity and tax authority.

Argentine tax laws require interpretation and involve the exercise of judgment, making them subject to challenge by the relevant tax authorities, generating uncertainty. Under IFRIC 23 “Uncertainty regarding income tax treatments,” this uncertainty is assessed based on the range of likely tax outcomes and the strength of the technical arguments supporting each position. The assessment considers whether it is appropriate to consider uncertain tax treatment separately or in conjunction with other uncertain tax treatments that may exist based on the approach that best predicts the resolution of uncertainty, and then assesses whether the relevant tax authority is likely to accept the tax treatment or whether the Company will be successful in the last applicable legal instance. If not, the effect of uncertainty in the determination of the accounting tax position should be reflected using the most probable amount or the expected value method. In conducting this assessment, the Company uses the tax knowledge and experience of qualified in-house professionals and takes into consideration the tax advice of external advisors.

For more information, see Note 20 to our audited annual financial statements.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Comparison of the Results of Operations for the Fiscal Years Ended December 31, 2025 and 2024

	For the fiscal year ended December 31,
	2025	2024	Change (%)
	(in thousands of US$)
Revenues	640,817	524,225	22.2%
Production costs	(343,577)	(281,372)	22.1%

Gross profit	297,240	242,853	22.4%
Administrative and selling expenses	(57,978)	(45,377)	27.8%
Reversal (Impairment) of property, plant and equipment	11,650	(75,620)	n.m.
Other operating income, net	14,114	37,445	(62.3)%
Loss on financial assets	—	(33,990)	n.m.

Operating profit	265,026	125,311	111.5%
Finance expense, net	(63,656)	(55,735)	14.2%

Profit before income tax	201,370	69,576	189.4%
Income tax	(194,007)	193,548	n.m.

Net profit for the year	7,363	263,124	(97.2)%

“n.m.” means not meaningful.

The following table presents our financial information as a percentage of revenues for the years indicated:

	For the fiscal year ended December 31,
	2025	2024
	(percentage of revenues)
Revenues	100.0%	100.0%
Production costs	(53.6)%	(53.7)%
Gross profit	46.4%	46.3%
Administrative and selling expenses	(9.0)%	(8.7)%
Reversal (Impairment) of property, plant and equipment	1.8%	(14.4)%
Other operating income, net	2.2%	7.1%
Loss on financial assets	—	(6.5)%
Operating profit	41.4%	23.9%
Finance expense, net	(9.9)%	(10.6)%
Profit before income tax	31.4%	13.3%
Income tax	(30.3)%	36.9%
Net profit for the year	1.1%	50.2%

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Revenues

	For the fiscal year ended December 31,
	2025	2024	Change (%)
Type of goods or services	(in thousands of US$)
Revenues for Thermal Generation
Spot market	155,298	89,232	74.0%
Revenues under PPAs(1)	317,774	302,106	5.2%
Other income for services	558	612	(8.8)%

Total Revenues for Thermal Generation	473,630	391,950	20.8%

Revenues for Renewable Generation
Revenues under PPAs	167,187	132,275	26.4%

Total Revenues for Renewable Generation	167,187	132,275	26.4%

Total	640,817	524,225	22.2%

(1)	Includes revenues from sale of steam under our PPAs to YPF.

	For the fiscal year ended December 31,
	2025	2024	Change (%)
By customer	(in thousands of US$)
CAMMESA	400,941	336,534	19.1%
YPF S.A.	131,199	118,560	10.7%
Other Related Parties(1)	18,606	14,734	26.3%
Other customers	90,071	54,397	65.6%

Total	640,817	524,225	22.2%

(1)	For more information about our related party transactions, see “Certain Relationships and Related Party Transactions” and Note 28 to our audited annual financial statements.

Revenues for the year ended December 31, 2025 were US$640.8 million, representing a 22.2% increase as compared to our revenues of US$524.2 million for the year ended December 31, 2024.

Thermal Generation

For the year ended December 31, 2025, our thermal generation segment generated revenues of US$473.6 million, representing a 20.8% increase as compared to revenues of US$392.0 million for the year ended December 31, 2024. This increase was primarily attributable to higher revenues in the spot market and under PPAs during 2025, driven by changes in dispatch, plant availability and regulatory matters affecting fuel recognition as compared to 2024.

During 2025, we enhanced the performance of our thermal power plants by 601 GWh, from 12,081 GWh to 12,682 GWh. This increase is mainly due to the enhancement of the Loma Campana I power plant which contributed 420 additional GWh, the Central Dock Sud power plant which contributed an additional 328 GWh and El Bracho power plant which contributed an additional 143 GWh. The enhanced performance of the Loma Campana I power plant is primarily attributable to it having been operational for the whole year 2025, whereas in 2024 it was out of service for nine months due to unexpected and prolonged outages. See “—Key Factors Affecting Our Operations—Availability and Dispatch.” The enhanced performance of Central Dock Sud is primarily attributable to fewer outages in 2025, whereas in 2024, one of its turbines experienced starting problems. The El Bracho power plant recorded fewer days out of service for scheduled maintenance in 2025, compared to 2024.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Revenues in the spot market increased by US$66.1 million, or 74.0%, during 2025 as compared to 2024, mainly due to:

•

54.5% of the increase resulted from higher revenues recognized in connection with the optional fuel self-management regime established pursuant to Resolution No. 21/2025, effective as of February 1, 2025, which constituted a new revenue driver in 2025, as this regime was not in place during 2024; and

•

27.8% of the increase was attributable to Central Dock Sud, primarily driven by improved dispatch, as explained above, as well as by the effects of Resolution No. 400/2025, under which energy previously sold under PPAs and Resolution No. 59/2023 began to be dispatched and remunerated through the spot market.

Revenues under PPAs increased by US$15.7 million, or 5.2%, during 2025 as compared to 2024 due to several factors affecting the net year-over-year variation, including the following:

•	74.0% of the increase was driven by higher availability and energy dispatch at our Loma Campana I power plant having been operational for the whole year 2025; and

•

63.4% of the increase was attributable to higher revenues recognized under the optional fuel self-management regime established pursuant to Resolution No. 21/2025, which constituted a new revenue driver in 2025, as this regime was not in place during 2024, related to our El Bracho power plant. See “Industry and Regulatory Overview—Resolution No. 400/2025.”

This increase was partially offset by a decrease in revenues under PPAs of:

•

19.5% of the increase was offset by El Bracho power plant performance, primarily due to lower prices in 2025 compared to 2024, partially offset by higher availability and energy dispatch, as explained above, and;

•

30.2% of the increase was offset by Central Dock Sud decrease in energy sales, reflecting, among other factors, the implementation of Resolution No. 400/2025, whereby energy previously sold under PPAs and Resolution No. 59/2023 began to be dispatched and remunerated through the spot market.

Renewable Generation

For the year ended December 31, 2025, our renewable generation segment generated revenues of US$167.2 million, representing an increase of 26.4%, as compared to revenues of US$132.3 million for the year ended December 31, 2024.

During 2025, we enhanced the performance of our wind and solar farms, increasing energy generation by 541 GWh, from 2,151 GWh in 2024 to 2,692 GWh in 2025. The increase was mainly driven by higher output at our General Levalle wind farm, which contributed an additional 473 GWh as it operated for a full year in 2025 following the achievement of full commercial operations in December 2024, and higher dispatch at our Los Teros wind farm, which contributed an additional 30 GWh, as fewer wind turbines were out of service during 2025 compared to 2024.

This increase was primarily attributable to higher revenues generated by our wind farms during 2025, reflecting changes in operating periods, dispatch and wind conditions, as follows:

•

90.9% of the increase was attributable to higher revenues from our General Levalle wind farm, due to higher generation as it operated for a full year in 2025 following achievement of full commercial operations in December 2024; and

•	3.4% of the increase was attributable to higher revenues from our Los Teros wind farm, due to higher generation.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Production Costs

The following table presents, for each of the fiscal years indicated, a breakdown of our production costs:

	For the fiscal year ended December 31,
	2025	2024	Change (%)
	(in thousands of US$)
Depreciation of property, plant and equipment(1)	166,441	155,908	6.8%
Depreciation of right-of-use assets	4,832	1,776	172.1%
Amortization of intangible assets	446	294	51.7%
Consumable materials and supplies	5,162	8,038	(35.8)%
Rentals	21	157	(86.6)%
Fees and compensation for services	158	133	18.8%
Preservation, repair and maintenance	23,283	22,110	5.3%
Insurance	14,843	14,522	2.2%
Salaries and social security taxes, and other personnel expenses	26,680	27,133	(1.7)%
Operation services and other contracts	4,634	3,751	23.5%
Transportation, products and charges	24,036	18,033	33.3%
Fuel, gas, energy and miscellaneous	68,695	27,606	148.8%
Taxes, rates and contributions	1,725	1,543	11.8%
Research and development	2,374	—	n.m.
Miscellaneous	247	368	(32.9)%

Total	343,577	281,372	22.1%

“n.m.” means not meaningful.

(1)

Depreciation of property, plant and equipment is calculated using the straight line method over the estimated useful lives of the assets, net of their residual values, in accordance with the Company’s accounting policy detailed in Note 2.3.9 to the audited annual financial statements. Depreciation expense is classified on a functional basis according to the nature and use of the underlying assets: depreciation related to buildings, production facilities, machinery and equipment used directly in the energy generation process is included in production costs, while depreciation related to assets supporting administrative, corporate and other general functions, including office assets and information technology equipment, is included in selling and administrative expenses.

Production costs for the year ended December 31, 2025 amounted to US$343.6 million, a 22.1% increase compared to the US$281.4 million for the year ended December 31, 2024.

This increase was mainly attributable to the following factors:

•

an increase of US$41.1 million in the fuel, gas, energy and miscellaneous costs primarily due to incremental fuel purchases under the new fuel self-management optional regime established under Resolution No. 21/2025, effective as of February 1, 2025,

•

an increase of US$10.5 million in the depreciation of property, plant and equipment mainly due to the full-year operations of our General Levalle wind farm which reached full commercial operations in December 2024; and

•	an increase of US$6.0 million in gas transportation costs due to increase in regulated natural gas transportation tariffs during the year.

These drivers, which are discussed in further detail under “—Key Factors Affecting Our Operations—Fuel Management” and “—Key Factors Affecting Our Operations—Regulatory Framework Transition,” were partially offset by reductions in certain operating expense categories.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Our production costs represented 53.6% and 53.7% of our revenues in the years ended December 31, 2025 and 2024, respectively.

Administrative and Selling Expenses

The following table presents, for each of the years indicated, a breakdown of our administrative and selling expenses:

	For the fiscal year ended December 31,
	2025	2024	Change (%)
	(in thousands of US$)
Depreciation of property, plant and equipment(1)	1,688	1,130	49.4%
Depreciation of right-of-use assets	687	543	26.5%
Consumable materials and supplies	155	194	(20.1)%
Banking expenses	437	258	69.4%
Rentals	7	26	(73.1)%
Fees and compensation for services	3,924	2,606	50.6%
Preservation, repair and maintenance	906	483	87.6%
Insurance	18	31	(41.9)%
Salaries and social security taxes, and other personnel expenses	31,936	26,842	19.0%
Operation services and other contracts	6,394	4,690	36.3%
Transportation, products and charges	42	168	(75.0)%
Allowance for doubtful trade receivables	1,447	—	n.m.
Taxes, rates and contributions	9,391	7,595	23.6%
Publicity and advertising expenses	320	401	(20.2)%
Miscellaneous	626	410	52.7%

Total	57,978	45,377	27.8%

“n.m.” means not meaningful.

(1)

Depreciation of property, plant and equipment is calculated using the straight line method over the estimated useful lives of the assets, net of their residual values, in accordance with the Company’s accounting policy detailed in Note 2.3.9 to the audited annual financial statements. Depreciation expense is classified on a functional basis according to the nature and use of the underlying assets: depreciation related to buildings, production facilities, machinery and equipment used directly in the energy generation process is included in production costs, while depreciation related to assets supporting administrative, corporate and other general functions, including office assets and information technology equipment, is included in selling and administrative expenses.

Administrative and selling expenses for the year ended December 31, 2025 were US$58.0 million, representing a 27.8% increase compared to administrative and selling expenses of US$45.4 million for the year ended December 31, 2024.

This increase was primarily attributable to the following factors:

•

an increase of US$5.1 million in salaries, social security taxes and other personnel expenses during 2025 compared to 2024, mainly reflecting an increase in our workforce as well as the inflationary environment that occurred in Argentina during 2025, which resulted in higher salary levels, social security contributions and related personnel costs. See “—Key Factors Affecting Our Operations—Inflation” and “—Key Factors Affecting Our Operations—Argentine Macroeconomic Conditions”;

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

•	an increase of US$1.8 million in taxes due to the impact of inflation on tax-related charges during 2025; and

•	an increase of US$1.4 million due to the non-recurring impact related to insolvency proceedings of one of our clients which increased our allowance for doubtful accounts.

Reversal (Impairment) of Property, Plant and Equipment

For the year ended December 31, 2025, we recorded a partial reversal of impairment of property, plant and equipment of US$11.7 million for our Cañadón León wind farm due to improved financial conditions mainly driven by a reduction in the sovereign risk premium and a lower weighted average cost of capital used in determining the present value of projected cash flows. For the year ended December 31, 2024, we recorded an impairment of property, plant and equipment of US$75.6 million due to recurrent and prolonged forced outages in our Loma Campana I power plant which adversely affected the plant’s medium-term revenue projections. For further information, see “Business–Legal Proceedings” and Note 12 to our audited annual financial statements.

Other Operating Income, Net

Other operating income, net for the year ended December 31, 2025 was US$14.1 million, representing a 62.3% decrease as compared to our other operating income, net of US$37.4 million for the year ended December 31, 2024. This decrease was mainly due to a reduction in commercial interest income related to receivables from CAMMESA primarily reflecting shorter collection periods and lower commercial interest rates during 2025, and to a lesser extent to a decrease of US$5.1 million in other income from contractual penalties and insurance recoveries.

Loss on Financial Assets

Loss on financial assets corresponds to the loss on the balances of trade receivables with CAMMESA recorded in 2024 as a result of the payment by CAMMESA of its owed payments under spot market and the PPAs with CAMMESA through Argentine sovereign bonds which had an estimated fair market value of approximately 50% of the amount of the owed payments. There was no impact from this concept during 2025. For more information, see Note 4 to our audited annual financial statements.

Operating Profit

Due to the factors described above, operating profit for the year ended December 31, 2025 was US$265.0 million a 111.5% increase compared to operating profit of US$125.3 million in the year ended December 31, 2024.

Operating margin for the year ended December 31, 2025, was 41.4%, representing an increase of 1,750 basis points compared to operating margin of 23.9% in the year ended December 31, 2024.

Finance Expense, Net

Finance expense, net for the year ended December 31, 2025 was an expense of US$63.7 million, representing a 14.2% increase compared to an expense of US$55.7 million in the year ended December 31, 2024. This financial statement line item includes finance income, finance expense and other finance income, net.

The increase in finance expense, net was primarily driven by the significant decrease in other finance income, net, with additional contributions from lower finance income, partially offset by a decrease in finance expense compared to the prior year.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Finance income for the year ended December 31, 2025 was US$7.1 million, representing a 28.6% decrease compared to US$10.0 million for the year ended December 31, 2024. This decrease was mainly due to lower mutual funds yields related to lower cash invested in this kind of asset and lower interest rates.

Finance expense for the year ended December 31, 2025 was US$70.9 million, representing a 27.8% decrease compared to US$98.2 million for the year ended December 31, 2024. This decrease was mainly due to the early redemption premium on certain corporate bonds and expenses related to the purchase of BOPREAL bonds, both incurred during 2024, which were not incurred in 2025. In addition, the decrease in finance expense was supported by lower interest expense and lower finance accretion during 2025.

Other finance income, net for the year ended December 31, 2025 was US$0.1 million, representing a 99.6% decrease compared to US$32.5 million in the year ended December 31, 2024. This decrease was mainly attributable to a higher loss from exchange difference due to our net asset monetary position in Argentine pesos, which offset the lower gains from the valuation at fair value of financial assets during 2025. For more information, see Note 11 to our audited annual financial statements.

Income Tax

Our income tax expense for the year ended December 31, 2025 was US$194.0 million, compared to a tax income of US$193.5 million in the year ended December 31, 2024. This was mainly due to: (i) our assessment on the comprehensive inflation adjustment mechanism to our accumulated tax loss carryforwards for the year ended December 31, 2024, (ii) our reassessment of this matter and enrollment in the payment plan promoted by ARCA to settle the resulting tax obligations, and (iii) the change in the difference between inflation and devaluation during 2025 compared to 2024. For more information, see Note 20 to our audited annual financial statements.

For the year ended December 31, 2024, we and our subsidiary Luz del León, S.A. applied the comprehensive inflation adjustment mechanism to our accumulated tax loss carryforwards based on the advice of our external advisors. For the fiscal year ended December 31, 2024, the adopted tax criteria decreased the current income tax charge by US$125.7 million.

During the last quarter of 2025, as a result of certain publicly known events, court rulings and judicial interpretations regarding the treatment of the inflation adjustment on accumulated tax loss carryforwards, management, together with the Company’s legal advisors, performed a reassessment of the analysis previously carried out regarding the determination of the income tax charge for fiscal year 2024. As part of this reassessment, the Company considered the potential impacts and associated costs in the event of undergoing an administrative procedure and subsequently a judicial process, within the framework of the payment plan promoted by ARCA.

In 2025, ARCA, pursuant to a General Resolution, promoted a 10-year payment plan intended to settle the income tax debt arising from the application of the inflation adjustment on tax loss carryforwards, and we enrolled in the plan on November 25, 2025. As a result of the reassessment and conditions of the payment plan, we recorded a change in the accounting estimate in the determination of the income tax payable corresponding to the year ended December 31, 2024, which in turn generated an increase in income tax for the year ended December 31, 2025 of US$107.4 million. The origin of this non-recurring result is related to certain tax matters involving capital-intensive companies and the tax authorities, arising from limitations on the ability to adjust tax losses for inflation, which such companies considered to have a confiscatory effect. With the enactment of Law No. 27,802 in February 2026, tax losses generated from fiscal year 2025 onward are required to be adjusted for inflation. Accordingly, management believes that matters of a similar nature are not expected to arise in the future.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

The rest of the variation in this financial statement line item is explained by the significant change in the gap between inflation and devaluation during 2025 compared to 2024 which had a significant impact on our deferred income tax, mostly driven by property, plant and equipment. See “—Key Factors Affecting our Operations—Argentine Macroeconomic Conditions—Deferred Income Tax.”

Net Profit For the Year

For the above reasons, our net profit for the year ended on December 31, 2025 was US$7.4 million, a 97.2% decrease compared to the US$263.1 million of net profit for the year ended December 31, 2024.

Segment Profit

The performance measure of results used by our CODM is segment profit, which we calculate as the sum of revenues attributable to the segment minus production costs attributable to the segment, minus selling and administrative expenses (excluding depreciation of property, plant and equipment, depreciation of right-of-use assets, and amortization of intangible assets) attributable to the segment, plus other operating income attributable to the segment, plus loss on financial assets attributable to the segment. For further information, see Note 5 to our audited annual financial statements.

The following table shows the segment profit for each reportable segment for the fiscal years ended December 31, 2025 and December 31, 2024:

	For the fiscal year ended December 31,
	2025	2024	Change (%)
	(in thousands of US$)
Thermal generation segment profit	317,060	268,297	18.2%
Renewable generation segment profit	148,670	121,336	22.5%

Total Segment profit	465,730	389,633	19.5%

Our total Segment profit less our Corporation and others expenses (which is not considered an operating segment), equals our Adjusted EBITDA. For the years ended December 31, 2025 and 2024, our total segment profit amounted to US$465.7 million and US$389.6 million, respectively, our Corporation and others expenses amounted to a loss of US$38.3 million and US$29.1 million, respectively, and our Adjusted EBITDA amounted to US$427.5 million and US$360.6 million, respectively.

Thermal Generation

For the year ended December 31, 2025, our thermal generation segment generated a segment profit for the year of US$317.1 million, representing a 18.2% increase as compared to a segment profit for the year of US$268.3 million for the year ended December 31, 2024.

This increase reflects the combined effect of higher revenues and higher production costs, consistent with the changes described above in our discussion of revenues, production costs and other operating income, and was primarily driven by the following factors:

•

an increase of US$66.1 million in spot market revenues, driven primarily by (i) higher revenues recognized under the optional fuel self-management optional regime established under Resolution No. 21/2025, effective as of February 1, 2025, and Resolution No. 400/2025, effective as of November 1, 2025, and (ii) improved dispatch at selected power plants such as Tucumán and Central Dock Sud power plants during 2025 due to fewer outage days compared to 2024;

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

•

an increase of US$15.7 million in revenues generated under our PPAs, mainly due to: (i) higher availability and energy dispatch of our Loma Campana I power plant compared with 2024, which had been out of service during a significant portion of 2024 (see “—Key factors Affecting Our Operations—Availability and Dispatch”), and (ii) higher revenues recognized under the optional fuel self-management regime primarily related to El Bracho power plant;

•	a decrease of US$30.2 million in other operating income, mainly due to lower commercial interest income related to trade receivables from CAMMESA; and

•

an increase in fuel, gas, energy and transportation costs within production costs, mainly due to the recognition of fuel purchases under the optional fuel self-management optional regime and the resumption of operations of our Loma Campana I power plant.

For additional information about the optional fuel self-management regime established under Resolutions No. 21/2025 and 400/2025, see “Industry and Regulatory Overview–Resolution No. 400/2025.”

Renewable Generation

For the year ended December 31, 2025, our renewable generation segment generated a segment profit for the year of US$148.7 million, representing a 22.5% increase as compared to a segment profit of US$121.3 million for the year ended December 31, 2024.

This increase was primarily driven by higher revenues, consistent with the changes described above in our discussion of renewable revenues, including:

•	an increase of US$31.8 million in revenues generated from our General Levalle wind farm which operated for the full year 2025 following its achievement of full commercial operations in December 2024;

•

an increase of US$1.2 million in revenues generated from our Los Teros wind farm, also reflecting higher dispatch and improved wind conditions in 2025 which resulted in an increase of the wind farm’s load factor; and

•	an increase in maintenance and generation expenses of US$3.7 million related to higher costs for General Levalle as a result of the wind farm being in operation for the full year.

Liquidity and Capital Resources

Our capital requirements are primarily for operational and maintenance costs related to our operating assets, capital expenditures related to the construction of new power generation assets, acquisitions and debt service payments. Our primary sources for liquidity and capital resources are funds generated by our operating businesses, primarily power generation, finance income from the investment of our cash and available funds, and access to debt capital markets and the bank lending market.

As of December 31, 2025 and 2024, we recorded US$191.8 million and US$213.1 million in cash and cash equivalents, respectively. For additional information, see Note 19 to our audited annual financial statements.

As of December 31, 2025 and 2024, we recorded US$12.0 million and US$26.9 million in restricted cash and cash equivalents for future use by the Company, respectively. Of these amounts, US$3.0 million were held by subsidiaries and were not available for use by us as of December 31, 2025 and 2024. For additional information, see Note 19 to our audited annual financial statements.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

As of December 31, 2025, we had a positive working capital (calculated as consolidated current assets less consolidated current liabilities) of US$5.5 million, primarily due to our cash and cash equivalents, trade receivables and other receivables surpassing our current loans and trade payables. Our short-term obligations are mainly related to trade payables and current loans. For additional information, see notes 22 and 23 to our audited annual financial statements.

As of December 31, 2025, the Company had uncommitted credit lines of approximately US$490 million with banks, available to support future working capital needs and short-term liquidity needs.

Our management believes that the Company has sufficient liquidity to meet its operating and debt service requirements for at least the next twelve months, taking into account existing cash balances, investments in financial assets, expected cash flows from operations and available credit facilities. Furthermore, our management believes that the Company has adequate liquidity and access to financing to meet its long-term obligations, including committed capital expenditures and debt maturities, under current business conditions.

Cash Flow

The table below presents information on our cash flows for the years indicated:

	For the year ended December 31,
	2025	2024
	(in thousands of US$)
Net cash flows from operating activities	386,252	360,303
Net cash flows used in investing activities	(253,791)	(254,878)
Net cash flows used in financing activities	(147,260)	(11,033)
Net (decrease) / increase of cash and cash equivalents	(14,799)	94,392
Effect of exchange differences and financial results on cash and cash equivalents	(6,535)	16,301
Cash and cash equivalents at the beginning of the year	213,132	102,439
Cash and cash equivalents at the end of the year	191,798	213,132

Fiscal Years ended December 31, 2025 and December 31, 2024

Our cash flows generated from operating activities for the year ended December 31, 2025 amounted to US$386.3 million, a 7.2% increase compared to the previous year, primarily driven by strong operating performance, partially offset by changes in working capital and higher cash outflows related to income taxes. Higher dispatch at our Tucumán Complex, our Central Dock Sud and Loma Campana I power plants, and our General Levalle wind farm, together with higher regulated spot market prices under Resolution No. 400/2025, led to increased revenues and a higher level of trade receivables at the end of 2025, reflecting the timing of billings and collections mainly from CAMMESA and related parties; however, changes in trade receivables represented a lower use of operating cash compared to 2024. Operating cash flows were also affected by higher other receivables, mainly due to the accrual of advances to suppliers for property, plant and equipment related to the construction of our CASA wind farm, which advanced to its final construction phase during 2025 and reached COD in February 2026, as well as by higher income tax payments associated with the ARCA payment plan, which required a 25% down payment upon enrollment. This 10-year payment plan is denominated in Argentine pesos and is paid in 120 monthly installments. As of December 31, 2025, we have paid the first installment. For additional information, see Note 20 to our audited annual financial statements.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Our cash flows used in investing activities for the year ended December 31, 2025 amounted to US$253.8 million, a 0.4% decrease compared to the previous year. Investing cash flows were mainly driven by capital expenditures related to the execution of the Company’s capital expenditures investment plan, including our CASA wind farm and El Quemado solar farm, partially offset by the release of restricted cash following the fulfillment of contractual conditions under financing arrangements and lower purchases of financial assets.

Our cash flows used in financing activities for the year ended December 31, 2025 amounted to US$147.3 million, compared to US$11.0 million of cash flows used in financing activities for the year ended December 31, 2024. Cash outflows were primarily driven by repayments of local corporate bonds issued in prior periods, including the Company’s Class IX, Class XI, Class XIII and Class XVI notes scheduled amortizations and maturities. In addition, the Company made repayments of different bank loans consistent with their contractual amortization profiles. These outflows were partially offset by cash inflows primarily resulting from the issuance of Class XXI, Class XXII and Class XXIII corporate bonds with different maturity dates, the issuance of a dollar-linked promissory note and other bank loans. For more information, see Note 22 to our audited annual financial statements.

Contractual Obligations

The following table (prepared on the basis of our internal information) contains information about our contractual obligations under our indebtedness (excluding lease liabilities) as of December 31, 2025:

Contractual obligations(1)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of US$)
Indebtedness (2)(3)	1,285.9	287.2	354.3	262.0	382.5
Total	1,285.9	287.2	354.3	262.0	382.5

(1)

The estimated timing for payment of our contractual obligations is calculated based on information available to the Company as of the date of this prospectus. Timing of payments and actual amounts paid may differ from our estimates, depending on the time of receipt of goods or services, or modifications in the amounts of the obligations.

(2)	Includes interest payable during the periods presented. Interest on floating rate instruments is calculated using the interest rates in effect of December 31, 2025.
(3)	Includes loans, bonds and other indebtedness.

Indebtedness

The following table presents our loans and lease liabilities for the years indicated:

	As of December 31, 2025	As of December 31, 2024
	(in thousands of US$)
Current loans and leases liabilities:
Loans	232,585	288,457
Lease liabilities	1,750	2,227
Total current loans and lease liabilities	234,335	290,684
Non-current loans and lease liabilities:
Loans	771,762	727,662
Lease liabilities	14,165	8,037
Total non-current loans and lease liabilities	785,927	735,699

Total loans and lease liabilities	1,020,262	1,026,383

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Total loans outstanding as of December 31, 2025 was US$1,004.3 million, consisting of current loans of US$232.6 million and non-current loans of US$771.8 million. Total loans outstanding as of December 31, 2024 was US$1,016.1 million, consisting of current loans (including the current portion of non-current loans) of US$ 288.5 million and non-current loans of US$727.7 million.

As of December 31, 2025 and December 31, 2024, all our indebtedness was denominated in U.S. dollars.

The following table summarizes the principal terms and conditions of our outstanding indebtedness as of December 31, 2025.

Indebtedness(1)	Outstanding principal as of December 31, 2025 (in millions of US$)	Interest Rate	Date of Agreement	Final Maturity
BNP Paribas—Euler Hermes Aktiengesellschaft(2)	68.9	3.31%	February 2020	September 2034
Local Notes Class X	63.9	5%	February 2022	February 2032
Local Notes Class XII(3)	56.7	0%	August 2022	August 2026
Local Notes Class XIV	18.0	3%	February 2024	February 2027
Local Notes Class XV	11.3	6%	February 2024	February 2027
Local Notes Class XVII	10.2	5.9%	June 2024	June 2027
International Notes	420.0	7.875%	October 2024	October 2032
Local Notes Class XIX	49.0	5.25%	November 2024	November 2026
Local Notes Class XX	51.0	6.75%	November 2024	November 2028
Local Notes Class XXI	53.8	6.5%	May 2025	May 2027
Local Notes Class XXII	79.9	6%	October 2025	October 2026
Local Notes Class XXIII	45.0	6.75%	December 2025	December 2028
Banco de la Nación Argentina Loan	20.0	5.50%	February 2025	January 2028
BBVA Argentina Loan	16.0	6.9%	May 2025	January 2028
BNP Loan	30.1	6-month SOFR + 2.00%	July 2025	December 2032
BNR Loan(4)	10.3	3%	December 2025	June 2026
Promissory Note Dollar-Linked	10.0	4.50%	October 2025	July 2026

(1)	Includes loans and bonds.
(2)	The borrower under this loan is Luz del León S.A., a subsidiary of the Company.
(3)

On February 26, 2026, the original maturity date of the second installment of these notes, we paid such second installment in an aggregate principal amount of US$28,330,500, together with accrued interest thereon. The final installment, with an aggregate principal of US$28,339,000, is due in August 2026.

(4)

On March 16, 2026, the original maturity date of this loan, we repaid an amount of principal and accrued interest of US$7,885,733 under the loan, and we and BNR agreed to extend the payment of the remaining outstanding amount of US$2,466,894 under the loan to June 16, 2026.

As of December 31, 2025, we had outstanding loans in an aggregate principal amount of US$1,014.19 million, excluding working capital loans, fees and accrued interest, all of which were unsecured except for the Luz del León Loan Agreement and the BNP Loan Agreement (as defined below).

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

The following chart shows the maturity profile of the principal amounts of our indebtedness as of December 31, 2025:

Debt Maturity Profile	2026	2027	2028	2029	2030	2031	2032	2033	2034	Total as of December 31, 2025
(in millions of US$)
Local bonds	195	84	96	0	0	0	0	0	0	375
International bond	0	0	0	0	139	139	143	0	0	420
Loans	22	15	30	4	4	4	4	2	0	86
Green Bond	0	6	13	13	13	13	6	0	0	64
Project Finance	7	7	7	7	8	8	8	9	9	69

Total	224	112	146	24	163	164	162	11	9	1,014

Loan from BNP Paribas – Euler Hermes Aktiengesellschaft

In January 2020, Luz del León S.A., a subsidiary of the Company, as borrower, entered into a loan agreement (the “Luz del León Loan Agreement”) with BNP Paribas Fortis S.A./N.V. (hereinafter “BNP Paribas”), as lender, for up to US$150 million. This agreement is guaranteed by the German export credit agency Euler Hermes Aktiengesellschaft. In February 2020, Luz del León S.A. received the first disbursement under the agreement from BNP Paribas in an amount of approximately US$80.5 million. In February 2022, BNP Paribas made the last disbursement for US$15.4 million, with a fixed interest rate of 3.31% and a maturity date on September 15, 2034.

Program for the Issuance of Corporate Bonds

On March 16, 2018, our shareholders approved our US$1,500.0 million global notes program (the “Program”) pursuant to the Argentine Negotiable Obligations Law, and certain terms of the Program were approved by our Board of Directors on March 16, 2019 by delegation of authority granted by our shareholders on March 16, 2018. The Program was authorized by the CNV pursuant to Resolution No. RESFC-2019-20192-APN-DIR#CNV, dated April 17, 2019.

The application for admission to the Frequent Issuer Regime and the issuance of notes under the Frequent Issuer Regime was approved by our ordinary general shareholders’ meeting held on April 28, 2021 and our Board of Directors meetings held on July 13, 2021. Such admission and authorization was granted by the CNV through Disposition No. DI-2022-13-APN-GE#CNV dated May 5, 2022. The shareholders’ meeting held on April 29, 2025 resolved to increase the maximum issuance amount previously authorized by the shareholders’ meeting held on April 27, 2021, and to renew the delegations of authority granted to the board of directors. The update of the Frequent Issuer Regime prospectus, as well as subsequent increases to the available issuance amount under the Frequent Issuer Regime, were approved by the board of directors meetings held on March 5, 2025, August 25, 2025, September 10, 2025, November 6, 2025 and February 25, 2026. The CNV has authorized these updates and increases. The authorized amount under the Frequent Issuer Regime is US$750 million.

Local Bond Issuances under the Program

On February 3, 2022, under the terms of the Program, we issued US$63.9 million of Series X green bonds due 2032 with a 5% coupon under Argentine law. Under the terms of these bonds, we make semi-annual interest payments in arrears on each interest payment date starting on August 3, 2022.

On August 29, 2022, under the terms of the Program, we issued US$85 million of Series XII bonds due 2026 with an effective rate of 0% coupon under Argentine law.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

On February 27, 2024, under the terms of the Program, we issued US$18 million of Class XIV bonds due 2027 with a coupon of 3% under Argentine law. On the same date, under the terms of the Program, we issued US$11.3 million of Class XV bonds due 2027 with a coupon of 6% under Argentine law.

Local Bond Issuances under the Frequent issuer Regime

On June 13, 2024, under the Frequent Issuer Regime, we issued US$97.5 million of Class XVI bonds due 2025 with a negative effective rate of 1% under Argentine law. On August 21, 2025, September 3, 2025, October 3, 2025, October 9, 2025, October 24, 2025, November 4, 2025, November 11, 2025 and December 9, 2025 we made partial repurchases of our Class XVI bonds for an aggregate face value of US$36.9 million, and the remaining balance was paid at maturity on December 12, 2025.

On June 13, 2024, under the Frequent Issuer Regime, we issued US$10.2 million of Class XVII bonds due 2027 with a coupon of 5.9% under Argentine law.

On November 22, 2024, under the Frequent Issuer Regime, we issued US$49 million of Series XIX bonds due 2026 with a coupon of 5.25% under Argentine law. On the same date, under the Frequent Issuer Regime, we issued US$51 million of Series XX bonds due 2028 with a coupon of 6.75% under Argentine law.

On May 20, 2025, under the Frequent Issuer Regime, we issued US$53.8 million of Series XXI bonds due 2027 with a coupon of 6.50% under Argentine law.

On October 3, 2025, under the Frequent Issuer Regime, we issued US$79.9 million of Series XXII bonds due 2026 with a coupon of 6.00% under Argentine law.

On December 15, 2025, under the Frequent Issuer Regime, we issued US$45 million of Series XXIII bonds due 2028 with a coupon of 6.75% under Argentine law.

International Bond Issuances under the Frequent Issuer Regime

On October 16, 2024, under the terms of the Program, we issued US$420 million of 7.875% Senior Notes due 2032 (the “2032 Notes”). Under the 2032 Notes, we make semi-annual interest payments in arrears on each interest payment date starting on April 16, 2025. The 2032 Notes mature on October 16, 2032.

U.S. Dollar-Linked Promissory Note

On October 1, 2025, we issued a zero-coupon U.S. dollar-linked promissory note for a nominal value of US$10.0 million. This promissory note is payable in Argentine pesos at the applicable exchange rate, has a nominal discount rate of 4.5%, and matures on July 1, 2026.

Loan from Banco de la Nación Argentina

On February 6, 2025, the Company entered into a loan agreement with BNA for up to US$20 million due 2028 to finance the construction of our El Quemado Solar Farm. As of December 31, 2025, BNA disbursed US$20 million under this loan.

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Loan from BBVA Argentina

On May 30, 2025, the Company entered into a loan agreement with BBVA Argentina for up to US$16 million due 2028 to finance the construction of our El Quemado Solar Farm. As of December 31, 2025, BBVA Argentina disbursed US$16 million under this loan.

Loan from BNP PARIBAS

In June 2025, the Company entered into a loan agreement with BNP Paribas guaranteed by the Chinese export credit agency Sinosure (the “BNP Loan Agreement”) for up to US$31 million due 2033 to finance the construction of our CASA Wind Farm. As of December 31, 2025, the lenders disbursed US$30 million under this loan.

Loan from BNR

On December 16, 2025, we entered into a loan agreement with BNR for US$10.3 million at an annual interest rate of 3% and with a maturity date of March 16, 2026. On March 16, 2026, we repaid an amount of US$7.9 million under the loan and agreed to extend the payment date of the remaining outstanding amount of US$2.4 million to June 16, 2026. The outstanding amount under the loan will be paid in Argentine pesos at the applicable exchange rate pursuant to the terms and conditions of the loan. See “Certain Relationships and Related Party Transactions–Loan Agreements with BNR.”

Financial Covenants and Collateral

We and certain of our subsidiaries are party to or are subject to financing agreements that include financial covenants, as summarized below:

•	the indenture, dated October 16, 2024, governing the issuance of the 2032 Notes includes covenants requiring that we and certain of our subsidiaries:

•

do not incur additional indebtedness (i) unless our interest coverage ratio is not less than 2.00 to 1.00 and our net leverage ratio is not greater than 3.50 to 1.00, in each case after giving effect to such incurrence and the application of proceeds therefrom, and (ii) subject to certain exceptions, including: (a) indebtedness incurred to finance the acquisition, construction or improvement of property, plant or equipment, in an aggregate principal amount not exceeding the greater of US$125 million and 5.0% of our consolidated total assets; (b) indebtedness in the form of guarantees of debt of, or equity contribution commitments in respect of, or debt to finance equity contributions in, project finance subsidiaries, in an aggregate principal amount not exceeding the greater of US$125 million and 5.0% of our consolidated total assets; (c) indebtedness under one or more lines of credit or working capital facilities, in an aggregate principal amount not exceeding the greater of US$50 million and 2.0% of consolidated total assets; and

•

do not make certain restricted payments, including dividend payments, subject to certain exceptions, including: (i) dividends paid in qualified equity interests, (ii) dividends paid to the Company or any of the restricted subsidiaries thereunder, (iii) dividends paid on a pro rata basis with minority shareholders, and (iv) dividends paid within 60 days after the date of declaration thereof if, at the date of declaration, such dividend payment would comply with the provisions of the indenture.

•	the Luz del León Loan Agreement includes covenants requiring that our subsidiary Luz del León S.A., as borrower:

•	maintains (i) a debt service coverage ratio of not less than 1.05:1; and (ii) a projected debt service coverage ratio of not less than 1.05:1;

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

•

does not incur additional indebtedness, subject to certain exceptions, including: (i) trade credit incurred in the ordinary course of business not exceeding US$2.0 million and payable within 180 days; (ii) unsecured short-term credit facilities not exceeding US$1.5 million and maturing within 180 days; (iii) purchase-money obligations and capital lease obligations not exceeding US$0.5 million in the aggregate; and

•

does not make certain restricted payments, including dividend payments, unless: (i) the borrower’s debt service coverage ratio and projected debt service coverage ratio are at least 1.20 to 1, (ii) the borrower is not in default under the Luz del León Loan Agreement, and (iii) each reserve account is fully funded.

•	the BNP Loan Agreement includes covenants requiring that we:

•	maintain (i) a net leverage ratio not exceeding 3.50:1.00, and (ii) an interest coverage ratio not lower than 2.00:1.00;

•

do not incur additional indebtedness, subject to certain exceptions, such as: (i) indebtedness incurred to finance the acquisition, construction or improvement of fixed or capital assets, in an aggregate principal amount not exceeding the greater of US$125 million and 5.0% of our consolidated total assets; (ii) guarantees or equity contributions in project finance subsidiaries not exceeding the greater of US$125 million and 5.0% of our consolidated total assets, and (iii) lines of credit or working capital facilities in an aggregate principal amount not exceeding the greater of US$50 million and 2.0% of our consolidated total assets;

•

do not make certain restricted payments, including dividend payments, unless, among others: (i) our net leverage ratio does not exceed 3.50 to 1.00 and our interest coverage ratio is not lower than 2.00 to 1.00; and (ii) we are not in default under the BNP Loan Agreement; and

•

do not make certain investments, subject to certain exceptions, including: (i) loans or advances to officers and employees in the ordinary course of business not exceeding US$10 million, and (ii) prepayments and credits to suppliers in the ordinary course of business.

As of the date of this prospectus, we and our subsidiaries are in compliance in all material respects with all of the covenants set forth in our financing agreements.

In addition, pursuant to our financing agreements we have granted security interests of certain of our assets, mainly:

•	equity securities of Luz del León S.A. held by the Company, as collateral under the Luz del León Loan Agreement;

•	certain property, plant and equipment, as collateral under the Luz del León Loan Agreement;

•	a cash account of approximately US$8.9 million, as collateral under the Luz del León Loan Agreement; and

•	a cash account of approximately US$2.3 million, as collateral under the BNP Loan Agreement.

As of March 31, 2026 and as of December 31, 2025 the outstanding amount of principal related to Luz del León Loan Agreement was U$S65.6 and U$S68.8 million, respectively. The obligations under this agreement are secured by collateral described above, which management believes is sufficient to substantially cover the outstanding principal amount.

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Capital Expenditures

The following table shows our capital expenditures for each activity for the fiscal years ended December 31, 2025 and 2024.

	For the year ended December 31,
	2025		2024
	(in thousands of US$, except percentages)
Capital Expenditures
Power plants, wind farms and solar farms(1)	258,434	90.4%	181,672	86.5%
Materials and spare parts(2)	26,503	9.3%	27,863	13.3%
Other(3)	886	0.3%	550	0.3%

Total	285,823	100.0%	210,085	100.0%

(1)	Includes production facilities, machinery, equipment and spare parts of power plants and work in progress.
(2)	Includes materials and equipment in warehouse.
(3)	Includes land, buildings and transportation equipment and furniture, fixtures, computer and communication equipment.

The following table shows our capital expenditures by reportable segment for the fiscal years ended December 31, 2025 and 2024:

	For the year ended December 31,
	2025		2024
	(in thousands of US$, except percentages)
Capital Expenditures by reportable segment
Thermal Generation	57,457	20.1%	66,567	31.7%
Renewable Generation	218,677	76.5%	132,212	62.9%

Subtotal of Capital Expenditures by reportable segment	276,134	96.6%	198,779	94.6%

Corporation and others(1)	9,689	3.4%	11,306	5.4%

Total	285,823	100.0%	210,085	100.0%

(1)	Reconciling item not considered an operating segment by the Company.

Off-balance Sheet Agreements

As of December 31, 2025 and 2024 and as of the date of this prospectus, we did not have any material off-balance sheet agreements.

Qualitative and Quantitative Information about Market Risk

Below is our quantitative and qualitative information on financial instruments to which we are a party as of December 31, 2025, and from which we may derive gains or incur losses due to changes in the market, interest rates or foreign exchange rates.

This information contains forward-looking statements that are subject to risks and uncertainties. Actual results could significantly vary as a result of a number of factors including those set forth in “Risk Factors.” For more information, see Note 4 to our audited annual financial statements.

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Interest Rate Risk Management. For the year ended December 31, 2025, 97% of our consolidated debt obligations were issued at a fixed interest rate, while the remaining 3% were issued at floating interest rates, mostly 6-month SOFR. As of December 31, 2025, the market interest rate for loans in 6-month SOFR for loans in U.S. dollars had been around 360 basis points. We do not engage in hedging transactions against interest rate risks. See “Risk Factors—Risks Relating to Argentina—Our business is largely dependent upon economic conditions in Argentina.”

Currency Risk Management. As of December 31, 2025, our total loans outstanding was US$1,004.3 million, all of which was denominated in U.S. dollars. As our functional currency is the U.S. dollar, it is estimated that a change in the exchange rate of the Peso against the U.S. dollar would not have resulted in a change in our consolidated U.S. dollar-denominated debt during the year ended December 31, 2025. In addition, a large portion of our operating costs were denominated in U.S. dollars. See “Risk Factors—Risks Relating to Argentina—We may be exposed to fluctuations in foreign exchange rates.”

Credit Risk Management. Credit risk refers to the possibility of a third party not complying with its contractual obligations, which results in losses to us. Financial instruments that potentially expose the Company to a credit concentration risk consist primarily of cash and cash equivalents, restricted cash and cash equivalents, investments in financial assets, trade receivables and other receivables. In the normal course of business and based on ongoing credit evaluations to customers, we provide credit to our customers and certain related parties. A substantial portion of our sales from electric power generation from conventional and renewable sources are carried out with companies in which the Argentine government has an ownership interest. The Argentine government has considerable power to force renegotiation of contract terms with their contracting parties. Forced renegotiation and delays or defaults in payment by public sector agencies may have a substantial adverse effect on our results of operations. See “Risk Factors—Risks Relating to the Electric Power Sector in Argentina—CAMMESA may delay or alter payments to electric power generators.”

Liquidity Risk Management. Liquidity risk is the risk of mismatch between cash requirements (related to operating and finance expenses, investments, debt maturities, and dividends) and the financing sources (net profit, divestitures, and capacity for new financing). We manage liquidity risk by maintaining adequate cash reserves, and banking facilities, by continuously monitoring forecasts and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

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INDUSTRY AND REGULATORY OVERVIEW

The following is a summary of certain matters relating to the electric power sector in Argentina and includes provisions of Argentine laws and regulations applicable to such sector and to the Company. This summary is not intended to constitute a complete analysis of all regulations applicable to the electric power sector. Investors are advised to consult the summary of such regulations published by the Secretariat of Energy, CAMMESA and ENRE, and to consult their business and legal advisors.

The Argentine Electric Power Industry

Evolution of the Main WEM Variables

Demand

Since the 1990s, electricity demand in Argentina has experienced steady growth, with only a few instances of decline primarily attributable to domestic and international crises or atypical temperature fluctuations compared to historical norms. A notable exception occurred in 2020, when the COVID-19 pandemic and the implementation of preventive and mandatory lockdowns led to a significant reduction in commercial and industrial activity, resulting in electricity demand for 2020 falling below that of 2019 and preceding years.

Historical Evolution of WEM Demand [TWh]

Source: CAMMESA

However, the evolution of demand across different segments was not uniform. During the past decade (2015-2025), overall system demand growth was primarily propelled by the residential sector, which recorded an increase of nearly 20% between 2015 and 2025. In contrast, commercial demand rose by only 3.1% over the same period, while industrial demand, after attaining its historical peak of 39.3 TWh in 2015, experienced a decline of 7.6% by 2025.

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Demand Evolution 2015–2025 [TWh]

Source: CAMMESA

These fluctuations are attributable to the specific variables influencing each category of demand. Over the past decade, residential demand has been predominantly shaped by the increased electrification of households, especially through the adoption of air conditioning, heating, and cooking appliances. Commercial and industrial demand, on the other hand, is primarily driven by the country’s overall economic activity. Broadly speaking, electricity demand is determined by economic growth, industrial activity, seasonal patterns, and prevailing tariff rates.

The chart below illustrates the distribution of electricity demand by user type for the year 2025:

Demand by User Type – Year 2025

Source: CAMMESA

Seasonal variations play a substantial role in influencing electricity demand, resulting in consumption peaks during both the summer and winter months. These seasonal effects are most evident among residential and small commercial consumers. The fluctuations in demand are primarily attributed to climatic factors such as temperature and the availability of natural light, which directly affect the usage of lighting, heating systems, and air conditioning equipment.

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The influence of seasonality on industrial electricity consumption is comparatively less significant than in the residential and commercial sectors. This is due in part to the diverse nature of industrial activities, which exhibit varying seasonal peak levels depending on their specific characteristics, resulting in a broader range of responses to climatic factors. Furthermore, industrial activity is primarily governed by economic conditions, with the degree of impact differing across various industrial segments.

In recent years, the average electricity demand has been approximately 16 GW, with peak consumption reaching 19 GW during the summer and 14 GW during the winter, as measured by average monthly demand.

Electricity Demand Seasonality – Years 2023–2025

Source: CAMMESA

Argentina’s electricity demand is segmented into regions characterized by similar consumption patterns, socioeconomic profiles, and the degree of integration within each electricity subsystem. The regions are as follows: (i) the Autonomous City of Buenos Aires and Greater Buenos Aires, (ii) the Province of Buenos Aires, (iii) Santa Fe and northwest Buenos Aires, (iv) the central region, (v) the northwest, (vi) the Cuyo region, (vii) the northeast, (viii) Comahue, and (ix) Patagonia.

Electricity demand is predominantly concentrated in the Autonomous City of Buenos Aires, the Province of Buenos Aires, Santa Fe, and northwest Buenos Aires, which collectively represent approximately 60% of the nation’s total demand. While regions such as the northwest, Comahue, and Patagonia have exhibited higher growth rates compared to other areas, no substantial changes in the overall concentration of demand are anticipated during the period under review.

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In February 2025, electricity demand reached an all-time high, with a peak of 30.3 GW recorded on February 10, 2025, at 2:47 PM.

Historical Peak Demand

Day	Business Day		Saturday		Sunday
	Mean Capacity MW	Energy GWh	Mean Capacity MW	Energy GWh	Mean Capacity MW	Energy GWh
Maximum	30,257	597.7	27,203	559.8	25,739	543.6
Date	February 10, 2025	February 1, 2024	March 11, 2023	March 11, 2023	February 12, 2023	February 12, 2023
Time	14:47	—	14:35	—	16:16	—
Average Buenos Aires Temperature (°C)	31.1°C	31.5°C	32.2°C	32.2°C	33.3°C	33.3°C

Source: CAMMESA

Installed Capacity

As reported by CAMMESA, Argentina’s installed electricity generation capacity stood at 44,177 MW as of December 2025.

Installed Capacity by Technology as of December 2025 [GW – %]

Renewable
17%
Nuclear
4%
Hydro
22%
Thermal
57%
Solar
6%
Wind
10%
CC
35%
GT
10%
ST
8%
Engines
3%
44,2

Source: CAMMESA

From 2005 to 2025, Argentina notably expanded its installed electricity generation capacity, primarily through the addition of thermal power plants. These units were mainly procured under contracts with CAMMESA, pursuant to the framework established by Resolution No. 220/07, Resolution No. 21/16, and Resolution No. 287/17. The preference for thermoelectric technology stems from its comparatively lower capital requirements and shorter commissioning periods in relation to hydroelectric and nuclear alternatives. However, from 2017 onwards, renewable energy sources became the main source of installed capacity growth, largely as a result of Law No. 27,191 and its subsequent implementation—initially through the RenovAr Program and later via the MATER.

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Evolution of Installed Capacity [MW]

Source: CAMMESA

Renewable energy encompasses wind and photovoltaic generation, renewable hydroelectric facilities with installed capacities below 50 MW, as well as biogas and biomass plants. Although Argentina’s initial renewable energy projects were primarily focused on wind power, the expansion of solar technology has become increasingly prominent in recent years.

Evolution of Renewable Installed Capacity by Technology [GW]

Source: CAMMESA

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Renewable Energy Sector Opportunity

Argentina has meaningful renewable energy potential, with favorable wind conditions in the southern region and strong solar irradiance in the northwest and Cuyo regions. These characteristics may support continued development of wind and solar power in the country.

Wind Speed Heatmap

Solar Irradiance Heatmap

Source: Global Wind Atla and Solargis.

Argentina’s resource profile supports relatively strong wind and solar load factors. In 2025, average load factors were reported at approximately 48.2% for wind and 28.2% for solar, levels that compare favorably with many international markets.

2024 Wind Capacity Factors (%)
43%
38%
34%
33%
33%
32%
31%
31%
31%
30%
30%
29%
29%
27%
27%
Argentina
Brazil
US
Philippines
Netherlands
Turkey
United Kingdom
Mexico
Denmark
Taiwan
Portugal
Poland
Canada
Belgium
Sweden

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2024 Solar Capacity Factors (%)
26%
24%
21%
20%
18%
18%
17%
17%
16%
16%
15%
15%
15%
14%
14%
Argentina
Mexico
Chile
US
Thailand
Canada
Turkey
Spain
India
Bulgaria
Brazil
Australia
Philippines
South Korea
Portugal

Source: Energy Institute.

While current renewable penetration stands at approximately 18.7% as of 2025, it began its scaling during the mid-2010s. For instance, renewable penetration in Argentina was less than 2% in 2015. Following RenovAr and MATER competitive frameworks and the long-term energy transition policy (i.e. established under Law No. 27,191) seeking to reach 20% of renewable penetration by 2025, renewables expanded rapidly to its current levels.

With respect to renewable generation, the targets established by Law No. 27,191—which proposed supplying 20% of demand with renewable sources by 2025—were not achieved (reaching 18.9% in 2025). Nevertheless, the law was instrumental in driving the development and expansion of renewable technologies in Argentina.

Compliance with The Targets of Law No. 27,191 [%]

As Argentina seeks to align with the global trends towards energy transition, the country holds an estimated potential of approximately 50 GW of renewable capacity, of which only approximately 16% has been developed, significantly trailing regional neighbors such as Brazil (32%) and Chile (43%), as well as global benchmarks like Denmark (85%) and Germany (53%). While Argentina has made significant strides in diversifying its energy matrix over the last decade, non-conventional renewable energy penetration remains low compared to both regional peers and global leaders.

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Non-Conventional Energy Penetration in 2024 (%)

Mexico
14%
Argentina
16%
Australia
31%
Brazil
32%
Chile
43%
Ireland
43%
Spain
44%
United Kingdom
49%
Netherlands
51%
Germany
53%
Denmark
85%
Wind
Solar PV
Others

Source: Energy Institute.

A defining characteristic of the Argentine renewable energy market is its significantly lower curtailment risk relative to other major Latin American jurisdictions. Despite benefitting from abundant wind or solar resources, decentralized over-expansion beyond transmission growth in markets like Chile and Brazil has led to systemic production losses and “stranded” assets. However, Argentina’s centralized dispatch system, managed by CAMMESA, provided a high revenue visibility and operational stability for contracted generators in the renewable space, minimizing curtailment risk.

The Argentine regulatory framework provides explicit contractual protections for renewable energy producers through the Priority Dispatch mechanism. Transmission interconnection capacity rules for renewables and Resolution No. 360/2023 provide legal protection to generators by establishing rights for contracted projects. Through a more centralized structure with CAMMESA coordinating dispatch, renewable projects were legally insulated from the types of “economic curtailment” seen in other decentralized markets.

•

Transmission interconnection capacity: RenovAr and MATER projects awarded with dispatch priority are granted transmission interconnection capacity within CAMMESA’s dispatch order, which mitigates merchant risk, subject to overall transmission availability.

•

Resolution 360: Issued by the Secretariat of Energy in 2023, this regulation established a framework for managing transmission capacity for renewable projects, introducing competitive allocation mechanisms in congested areas. Developers must secure transmission rights through auctions or priority requests, ensuring the orderly integration of new renewable capacity without compromising system reliability. Resolution 360 complements the transmission regime under RenovAr and MATER by providing clarity on capacity allocation, reducing investor uncertainty while preserving grid stability.

Thermal Energy Sector Opportunity

Argentina’s thermal generation sector has evolved from prior fuel supply constraints and import reliance. As of 2025, thermal generation continues to represent a significant portion of the national generation mix, accounting for approximately 53% of total electricity output. Argentina’s thermal fleet is

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supported by substantial domestic gas resources, which may provide a relatively cost-competitive and flexible source of supply as the country continues to develop its broader energy mix.

Bolivia
Paraguay
Brazil
Chile
Argentina
Uruguay
Mendoza
Buenos Aires
La Pampa
Neuquén
Rio Negro
Atlantic Ocean
Vaca Muerta
eia

Source: EIA.

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The natural standpoint for Argentine thermal power is defined by the unconventional resources in the Vaca Muerta formation. The surge in shale production has decoupled Argentina from volatile international LNG prices, creating a structural cost advantage for domestic gas-fired generators.

•	Natural gas production from Vaca Muerta rose approximately ~55% from 2021 to 2025, reaching a total domestic output of 564kboe/d (~89.7MMm3/d) in 2025.

Source: Secretariat of Energy.

•

Energy Balance Transformation: Driven by the shale boom, Argentina is projected to reach an energy trade surplus of US$7.8bn in 2025, up from negative US$6.9bn in 2013. This surplus ensures that domestic thermal plants have a guaranteed, long-term supply of wellhead gas, significantly reducing the risk of fuel-curtailment seen in prior decades.

•	Production Targets: Industry sources scenarios project gas production will reach 213 MMm3/d by 2030, nearly doubling the current available supply for power and export.

The recent completion of critical “Gas-to-Power” infrastructure has reduced the historical bottlenecks that prevented Vaca Muerta gas from reaching the main thermal nodes in Buenos Aires and the Litoral region.

•

Perito Moreno Pipeline: Phase 1 of this 21 MMm3/d pipeline is fully operational. TGS was awarded the expansion of the this pipeline by 14 Mm3/d, with 40% of new capacity already allocated via prepayment and the remaining 60% expected to be offered in June 2026. Completion is expected by May 2027. This ensures the direct evacuation of shale gas to the country’s most efficient combined-cycle plants.

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•

Northern Gas Pipeline Reversal Project: This infrastructure pivot allows Argentina to replace declining Bolivian gas imports with domestic shale gas for the Northern thermal clusters, further reducing the weighted average cost of fuel for the entire system.

Argentina
Centro Oeste
Gasoducto Norte
Neuba II
Néstor Kirchner
San Martin
Natural gas pipeline
eia

Source: EIA.

The market is currently witnessing a “flight to efficiency” where modern Combined Cycle Gas Turbines (CCGT) are displacing older, inefficient Open Cycle units. This technological shift is a key valuation driver, as efficient plants capture higher margins under the new regulatory environment.

As detailed previously, a pivotal shift in the thermal narrative is the 2025 deregulation of fuel procurement. Under Resolutions No. 21/2025 and No. 400/2025, thermal generators in the spot market have been granted the right to self-manage their own fuel supply.

•	Strategic Sourcing: This allows well-capitalized generators to bypass the centralized CAMMESA procurement model and sign direct, long-term contracts with Vaca Muerta producers.

•

Cost Optimization: Generators can now leverage economies of scale and vertical integration to purchase gas at prices below the CAMMESA “reference” rate, capturing the resulting spread as incremental Adjusted EBITDA.

As Argentina’s renewable penetration increases, efficient thermal capacity serves as the essential “firmness” provider. Because solar and wind are intermittent, the high-availability CCGT fleet provides the critical base load that allows the grid to absorb more renewables without risking blackouts. In this context, Argentina’s thermal assets are not competing with renewables; they are enabling them by acting as a gas-backed battery for the national grid.

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Availability

It is crucial to distinguish between installed capacity and the capacity that is actually available for use. The effective availability of thermal power plants is influenced by several factors, including scheduled maintenance, unforeseen outages, and, additionally, the system’s pricing signals—given that remuneration for thermal generation is linked to plant availability. In 2025, the average availability of the thermal fleet was 70.9%, which was virtually unchanged from the figure recorded in 2024.

Thermal Fleet Availability [%]

Source: CAMMESA

Generally, unavailability within Argentina’s hydroelectric fleet tends to be minimal, except in isolated instances where substantial material damage has occurred.

Historically, the nuclear fleet has exhibited elevated unavailability indices, primarily attributable to the periodic maintenance required for these units. Notably, the Embalse Nuclear Power Plant was out of operation for three years commencing in January 2016, owing to a comprehensive overhaul. In 2022, all nuclear plants experienced considerable unavailability, predominantly due to scheduled maintenance (Atucha I, Atucha II, and Embalse) and an unplanned outage at Atucha II resulting from a reactor support failure, which rendered it inoperative from October 2022 to September 2023. In 2023, scheduled maintenance was also undertaken at Atucha I, following Atucha II’s reinstatement, leaving Atucha I unavailable from September 2023 until the end of November 2023.

In 2024, the nuclear plants again experienced periods of unavailability, both from outages and scheduled maintenance. All three plants (Atucha I, Atucha II, and Embalse) underwent routine maintenance. On 29 September 2024, Atucha I was withdrawn from service to commence its life extension program, which is anticipated to keep the plant offline until March 2027.

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Moreover, the availability of renewable generation load is principally determined by resource conditions. In this context, Argentina boasts load factors for wind and solar resources that surpass global averages. In 2025, the mean capacity factor for wind farms was 48.2%, whereas for solar energy it stood at 28.2%.

Renewable Load Factors [%]

Sources: CAMMESA (Argentina); IRENA (World)

Electric Energy Generation

In line with the installed capacity, thermal generation has remained the principal source of energy within Argentina’s electricity system throughout the past decade, with hydroelectric generation, renewable energy, and nuclear generation following in order of significance.

Evolution of Generation [TWh]

Source: CAMMESA

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Generation 2025 [%]

Renewable
18.7%
Hydro
21.1%
Nuclear
7.5%
Thermal
52.7%

Source: CAMMESA

Generation from non-conventional renewable energy sources has risen substantially in recent years, primarily due to the commissioning of RenovAr and MATER projects. The share of renewables expanded from less than 2% in 2015 to 18.7% in 2025. Starting in 2018, renewable generation began to increase consistently, capitalizing on Argentina’s exceptional resource availability. This growth in renewable energy within the country’s electricity mix directly affected domestic thermal generation, which declined from its historical range of 60%–65% to 53% in 2025.

Share of Each Technology in Local Generation 2015–2025

Source: CAMMESA

Hydroelectric generation is fundamentally reliant on hydrological inflows from the principal rivers. In Argentina, the leading hydroelectric generation facilities are situated within the Buenos Aires–GBA–Litoral and Comahue regions, which collectively account for over 62% of the national hydroelectric generation.

In recent years, domestic generation has not been adequate to satisfy the system’s peak requirements, either due to a lack of local availability or because energy imports were cheaper (particularly surplus hydroelectric generation form Brazil), making it necessary, on such occasions, to import electricity from neighboring countries, principally Brazil.

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Coverage of Peak Demand [GW]

Source: CAMMESA

Fuels for Generation

Argentina’s electricity generation is primarily thermal, making fuel consumption highly significant, both with regard to available volumes and pricing.

During the 1990s and much of the first decade of the 21st century, natural gas served as the principal fuel for thermal generation. However, from 2007 onwards, constraints in natural gas supply—initially observed in winter and subsequently throughout the year—were largely attributable to a lack of economic incentives, including frozen tariffs and prices set below production costs. These factors resulted in reduced domestic production of natural gas and necessitated imports of both gas and LNG. Consequently, there was a marked increase in the consumption of fuel oil and diesel oil, alongside imports of gas from Bolivia and, occasionally, from Chile, as well as LNG.

Oil prices and those of oil derivatives rose steadily between 2008 and 2014, with the exception of 2009 due to the international financial crisis, before declining in 2015 and 2016. However, even during this period of lower prices, continued constraints on domestic natural gas production led to increased reliance on liquid fuels and imported gas. Nonetheless, incentive programs for natural gas production—both conventional and unconventional—introduced from 2015 onwards resulted in improved natural gas availability from mid-2018, thereby gradually reducing the consumption of liquid fuels.

Furthermore, the national natural gas transmission network plays a crucial role in determining the availability of natural gas for thermal generation. Notably, 2024 saw enhanced gas availability following the commissioning of the first stage of the Presidente Néstor Kirchner Gas Pipeline (GPNK), now renamed the Perito Moreno Gas Pipeline. This increased supply of gas resulted in natural gas accounting for 91.6% of total fuel consumption in 2024, up from 85% in 2023, with a corresponding 43% reduction in the volume of liquid fuels consumed compared to the previous year. The trend continued into 2025, with natural gas representing 95.5% of total fuel used, and liquid fuel consumption falling by 48% relative to the preceding year.

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Evolution of Fuel Consumption [Mm³/d Natural Gas Equivalent]

Source: CAMMESA

Overall, the expansion of renewable energy sources, the introduction of new natural gas transportation infrastructure, and improvements in thermal generation efficiency have collectively contributed to a reduction in system-wide fuel consumption in recent years. Total consumption declined from 54.8 Mm³/d in 2018 to 44.2 Mm³/d in 2025. This downward trend is also evident in the diminished requirement for imported fuels, including natural gas from Bolivia and LNG, as well as other alternative fuels.

Evolution of Fuel Consumption [Mm³/d Natural Gas Equivalent]

Source: CAMMESA

Fuel prices, whether domestic or imported, play a decisive role in shaping the costs of Argentina’s electric system. The figure below demonstrates the progression of fuel prices from 2018 to 2025, highlighting the extent to which international events can impact the system’s cost structure. A notable instance occurred in 2022, when the conflict between Russia and Ukraine led to a substantial increase in global fuel prices.

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Evolution of Fuel Prices [US$/MBTU NG Eq.]

Source: CAMMESA

As domestic gas production from Vaca Muerta increases, the national gas transportation infrastructure assumes a strategic role. The accompanying figure illustrates that, during periods of peak winter demand, natural gas supply is prioritized for residential and other essential users, thereby limiting the availability of gas for thermal power generators. Consequently, during these times, thermal generators must rely on liquid fuels and/or imported gas to meet their energy requirements. The development of additional gas pipelines would mitigate the dependence on imported fuels and electricity, thus decreasing the system’s exposure to fluctuations in international fuel prices.

Natural Gas Consumption in 2025 by User Type [Mm³/d]

Source: ENARGAS

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Energy Prices

Towards the end of 2001, Argentina experienced a profound political and economic crisis, which had a direct impact on the energy sector. The significant devaluation of the local currency, coupled with ongoing political and economic instability, discouraged any increases in energy prices. Regulated tariffs and wholesale prices were frozen in Argentine pesos, gradually losing their connection to the actual costs of production.

Following this period, seasonalized distributors demand began receiving increasingly substantial electricity subsidies, peaking in 2015 when system cost coverage fell to just 14%. In December 2015, with a change in government and the declaration of an energy emergency, Seasonal Prices began to rise. However, due to the economic recession commencing in the latter half of 2018, tariff adjustments were largely suspended. A limited tariff adjustment was enacted in April 2019, but further increases were halted due to the COVID-19 pandemic lockdown. In May 2022, Resolution SE No. 405/2022 mandated a tariff increase of approximately 25% for the period from June to October 2022, inclusive. This freeze of tariffs (fixed prices in ARS), combined with foreign exchange devaluation, resulted in a decline in the Seasonal Price when measured in U.S. dollar equivalent terms.

Since 2022, various subsidy regimes have been introduced, including, among other measures, segmentation of users by consumption levels and the implementation of caps on monthly usage.

Evolution of Average Generation Cost, the Seasonal Price and System Coverage [US$/MWh – %]

Source: CAMMESA

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Energy Subsidies by the National Administration [Billions of US$]

Source: Congressional Budget Office

Energy Subsidies by the National Administration [% of GDP]

Source: Congressional Budget Office

Current Regulatory Framework

Institutional Organization of the Sector

Secretariat of Energy

In accordance with Decree No. 186/1995, the National Executive Branch appointed the then Secretariat of Electric Energy as the enforcement authority for Laws No. 15,336 and 24,065. At present, pursuant to Decrees No. 7/2019 and 50/2019 (as amended), the Secretariat of Energy has been designated as the enforcement authority for Laws No. 15,336 and 24,065, which constitute key elements of the regulatory framework governing the electric power sector.

The Secretariat of Energy, currently operating under the Ministry of Economy, is charged, among other responsibilities, with the organization of the electric power industry and the establishment of relevant policies. Within the Secretariat of Energy, the Undersecretariat of Electric Energy functions to support the enforcement authority in fulfilling its mandate.

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CAMMESA

Pursuant to Section 35 of Law No. 24,065 and other regulations, the DNDC was to be structured as a corporation. For such purpose, and pursuant to Decree No. 1,192/1992, CAMMESA was incorporated and its bylaws were approved.

CAMMESA’s primary function is to coordinate, both technically and administratively, the supply and demand of electric power within a real-time operating system, centralizing and processing information generated by WEM agents. Additionally, CAMMESA serves as the collection entity for all WEM agents.

CAMMESA’s primary responsibility is to administer the SADI in accordance with the Electric Power Regulatory Framework, which encompasses the following duties:

•

Determine the technical and economic dispatch of energy in the SADI. This includes planning the operation of the SADI for semi-annual seasonal periods, in order to satisfy electric power demand with the level of reserves established by applicable regulations (economic dispatch of loads).

•	Maximize system security and the quality of electricity supplied.

•	Minimize wholesale prices in the spot market.

•	Plan energy capacity requirements and optimize their use in compliance with the rules periodically established by the Secretariat of Energy.

•	Supervise the operation of the MAT and administer the technical dispatch of electric power pursuant to the contracts executed in such market.

•	Act as agent for the various WEM participants.

•

Purchase and sell electricity to other countries by executing the corresponding import and export transactions under existing agreements between Argentina and neighbouring countries and/or between WEM agents and third parties in neighbouring countries.

Commercially manage and dispatch fuel for WEM power plants.

The regulations that govern CAMMESA’s dispatch and operational activities are established by Law No. 24,065 (Electric Energy Regime), its implementing decrees, and, with respect to the Wholesale Electricity Market (WEM), the rules and regulations issued by the former Secretariat of Electric Energy under Resolution No. 61/1992, as amended (the “SEE Rules and Regulations”) which set out the framework for CAMMESA’s electric power dispatch.

CAMMESA is a non-profit corporation. Its shareholders each hold a 20% stake, consisting of the National State and the four associations that group the segments into which the electric power sector is divided:

•	Generation: AGEERA | Asociación de Generadores de Energía Eléctrica de la República Argentina.

•	Transmission: ATEERA | Asociación de Transportistas de Energía Eléctrica de la República Argentina.

•	Distribution: ADEERA | Asociación de Distribuidores de Energía Eléctrica de la República Argentina.

•	Large Users: AGUEERA | Asociación de Grandes Usuarios de Energía Eléctrica de la República Argentina.

CAMMESA is governed by a board of directors consisting of ten regular directors and up to ten alternate directors, all appointed by its shareholders. Each association representing the various segments of the electric power sector is entitled to designate two regular directors and two alternate directors. The

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remaining two regular directors are the current Secretariat of Energy, who serves as chairman of the board, and an independent member, appointed by the shareholders’ meeting, who serves as vice-chairman. Decisions made by CAMMESA’s board of directors require both (i) the affirmative vote of a majority of the directors present and (ii) the affirmative vote of the chairman. As of the date of this prospectus, YPF LUZ holds the following positions on AGEERA’s board: the Vice-Chairman and an Alternate Director, both held by YPF Energía Eléctrica S.A.; and one Regular Director and one Alternate Director, both held by Central Dock Sud S.A. These positions enable YPF LUZ to actively engage in strategic decision-making within AGEERA, thereby enhancing its presence and influence within the energy sector.

CAMMESA’s operating expenses are covered by mandatory contributions from WEM agents.

ENRGE (formerly ENRE)

Law No. 24,065 established the ENRE as an autonomous entity under the jurisdiction of the former Secretariat of Energy (now part of the Ministry of Economy). The primary functions of this agency include: (a) enforcing the Regulatory Framework and overseeing the provision of public services as well as compliance with obligations outlined in concession agreements under national jurisdiction; (b) issuing regulations for compliance by Wholesale Electricity Market (WEM) agents; (c) preventing anti-competitive, monopolistic, and discriminatory practices among WEM participants; (d) establishing the bases for tariff calculation and approving tariff schedules for transmission and distribution companies holding concession agreements under national jurisdiction; (e) imposing sanctions as stipulated in the Regulatory Framework and concession agreements; (f) authorizing electric transmission easements; (g) approving the construction of new facilities; and (h) arbitrating disputes among WEM agents.

Furthermore, Law No. 24,065 granted ENRE jurisdictional authority, requiring that any dispute among WEM agents be submitted to ENRE’s mandatory preliminary jurisdiction, subject to subsequent judicial review.

In 2019, Section 6 of the Solidarity Law authorized the National Executive Branch to intervene in ENRE’s board of directors for a term of one year WEM agents be submitted to ENRE’s mandatory preliminary extended by the National Executive Branch and currently remains in effect through July 9, 2026, pursuant to Decree No. 370/2025.

Pursuant to the Bases Law (Law No. 27,742), the National Executive Branch established the ENRGE, which replaced ENRE and the ENARGAS as the unified regulatory authority for electricity and natural gas.

Provincial Regulatory Powers

The provinces are empowered to regulate electric power systems within their respective jurisdictions and serve as the enforcement authorities responsible for granting and supervising distribution concessions in their territories, with the exception of the Buenos Aires Metropolitan Area (AMBA, comprising the Autonomous City of Buenos Aires and 32 districts of the Province of Buenos Aires), which is regulated at the national level. This exception reflects the autonomy of each province in defining the regulatory framework for the operation of electric service within its jurisdiction, including the conditions under which the distribution service may or may not be granted as a concession.

However, when a participant in a provincial electric power system connects to the SADI, federal regulations also apply pursuant to Section 6 of Law No. 15,336, as amended. Generally, provinces align their regulatory frameworks with federal guidelines and establish comparable institutions. It is rare for provincial electric power systems to operate in isolation; most provincial entities are connected to the SADI and engage in the purchase and sale of electric power in the Wholesale Electricity Market (WEM), which is overseen by the National Government.

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Consequently, most provinces adopt a regulatory model similar to that established by national law and maintain a regulatory authority responsible for supervising service provision, ensuring service quality, and overseeing tariff regulation through the VAD, which determines remuneration for distribution services.

The distribution segment is subject to provincial regulation; specifically, the provinces act as enforcement authorities for granting and supervising electric power distribution concessions within their territories, with the exception of the Buenos Aires Metropolitan Area (AMBA, comprising the Autonomous City of Buenos Aires and 32 districts of the Province of Buenos Aires), which is regulated at the national level.

The Wholesale Electricity Market (WEM)

Market Segments

Transactions between the various participants in the electric power sector are conducted within the Wholesale Electricity Market (WEM), which serves as the central platform for the interaction of supply and demand. The WEM is managed by CAMMESA, acting as the administrator of the energy pool and responsible for the settlement of all transactions. The diagram below illustrates the operational structure and identifies all entities involved.

SUPPLY
THERMAL GENERATORS
NUCLEAR POWER GENERATORS
HYDRO POWER GENERATORS
RENEWABLE GENERATORS
IMPORTS
TRANSMISSION
DEMAND
DISTRIBUTORS
LARGE USERS
EXPORTS

Generation

On the supply side, Law No. 24,065 identifies generators, cogenerators, and self-generators as participants in the WEM. Generators are solely dedicated to the production of electric power for sale within the WEM. Cogenerators are entities that produce other goods and sell electric power as a secondary product of their operations (such as steam and electricity). Self-generators are companies that operate their own generation facilities primarily for their own consumption and sell any surplus in the WEM—selling excess production and purchasing energy when there is a shortfall.

According to Law No. 24,065, as amended by Decree No. 450/2025, electric power generation is considered an activity of general interest closely associated with the public transmission and distribution service, and is conducted within a competitive market environment. Furthermore, Law

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No. 26,190, enacted in December 2006 and subsequently amended and supplemented by Law No. 27,191, declares electric power generation from renewable energy sources for public service provision to be a matter of national interest. Both laws are regulated by Decree No. 531/2016, as amended by Decrees No. 471/2017, No. 962/2017, and No. 476/2019.

Electric power generators utilizing thermal sources—such as natural gas, petroleum-derived products like diesel oil and fuel oil, or coal—as well as those using renewable sources, do not require a state concession to operate. However, hydroelectric generators are required to obtain a state concession to use water resources. When the dam is owned by the National or provincial government, standard concession terms typically include the right to use water resources and facilities for a specified period (for example, thirty years) along with the possibility to extend or renew the concession for an additional defined period. Generally, the concessionaire pays a one-time fee to the National or provincial government for the rights granted under the concession, and makes periodic payments or royalties to the provincial government where the river is located, in consideration for the use of the water resource. These periodic fees are commonly linked to the amount of energy generated.

Source: CAMMESA.

Transmission

Electric power transmission involves the transformation and movement of electricity from the delivery points of generators to the reception points of distributors or large users. These recipients include distribution companies and major users within the Wholesale Electricity Market (WEM). In Argentina, transmission is conducted at voltages of 500 kV, 220 kV, and 132 kV via the SADI, which primarily consists of overhead lines and substations, covering approximately 90% of the national territory.

The electric power transmission service is provided by concessionaires who operate and manage high- and medium-voltage transmission lines. Law No. 24,065 stipulates that transmission companies must remain independent from other participants in the WEM and prohibits them from buying and/or selling electricity.

Pursuant to Law No. 24,065, as amended by Decree No. 450/2025, transmission and distribution activities are regulated as public services due to their status as natural monopolies. The National State has granted concessions to private entities that perform these activities, subject to specific requirements, including service quality standards and tariff regulations for their services.

Electric power transmission comprises: (i) a high-voltage transmission system operated by Transener S.A., which links the main electricity production and consumption areas and facilitates transmission between different regions of Argentina; and (ii) several regional trunk systems managed by TRANSNOA S.A., DISTROCUYO S.A., TRANSBA S.A., TRANSNEA S.A., TRANSPA S.A., EPEN, and TRANSCOMAHUE S.A., which transmit electricity within specific regions and connect generators, distributors, and large users operating locally. CAMMESA is responsible for overseeing and

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coordinating the entire system through scheduled operations to ensure optimal and reliable electricity generation at the lowest possible cost, both in the short and long term.

BOLIVIA
PARAGUAY
CHILE
TRANSNOA
TRANSNEA
TRANSENER
TRANSBA
DISTROCUYO
TRANSCOMAHUE
EPEN
TRANSCO
TRANSPA
San Juancito
Cobos
Monte Quemado
Chaco
Gran Formosa
Resistencia
P.Patria
Yacyretá
San Isidro
Mercedes
Romang
Recreo
Malvinas
Gran Paraná
Salto Grande
Río Grande
Almafuerte
S.Tomé
Luján
Arroyo Cabral
Río Coronda
Rosario Oeste
C.Elía
San Javier
Gran Mendoza
Río Diamante
Campana
Belgrano
Rodríguez
Ezeiza
Abasto
Henderson
Olavarría
Puelches
C.Costa
P.P.Leufú
Choele Choel
P.del Aguila
Alicurá
Puerto Madryn
Santa Cruz Norte
Río Santa Cruz
La Esperanza

Source: Secretariat of Energy.

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Evolution of National High Voltage Transmission Lines

(000’ Km)

Source: CAMMESA.

In addition to the transmission concessionaires described above, electric power transmission may also be performed by Independent Transporters, which are governed by distinct regulations and are therefore not conceptually classified as “transmission companies” under Law No. 24,065. Independent Transporters lack the legal authorization to provide public transmission service and do not hold transmission concessions, and are supervised by a transmission company in accordance with the terms of a “Technical License” Their facilities are integrated into the relevant transmission network, and their remuneration system includes phases for construction, amortization, and ongoing operation and maintenance.

Distribution

Distribution companies are tasked with supplying, within their designated concession areas, end-users who do not possess the right to independently contract their electricity supply. Distribution concessions are issued by the relevant authorities for each area, which may be national (such as EDENOR and EDESUR), provincial (e.g., EDEA, EPEC), or municipal (e.g., Trelew, Comodoro Rivadavia). Consequently, the distribution sub-sector demonstrates the greatest diversity, primarily due to the heterogeneity of market conditions across provinces. This sub-sector encompasses distribution companies and cooperatives of varying sizes, delivering service ranging from entire provinces to small local communities.

Following the privatization of the state-owned company SEGBA in 1992, the regulation of electric power distribution is conducted at the federal level for the Autonomous City of Buenos Aires and the districts within the metropolitan area of Greater Buenos Aires. EDENOR operates in the northern sector of the Autonomous City of Buenos Aires and Greater Buenos Aires, while EDESUR is responsible for the southern sector. In all other regions of the country, the regulation of electric power distribution is managed at the provincial level and is subject to concessions granted by provincial authorities.

Cooperatives constitute another essential participant in the provision of electric distribution services, covering a substantial portion of the national territory by supplying urban and rural electricity, often in isolated and remote locations. These entities were established to address the specific needs of their communities, at times initially generating their own electricity before integrating into provincial and national electric systems. Typically, cooperatives operate under municipal concessions, with tariffs approved by the relevant jurisdiction (provincial regulatory authorities or other competent authorities). Most cooperatives purchase energy from distribution companies within their area, which themselves purchase electricity from CAMMESA.

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Large Users

Within the Wholesale Electricity Market (WEM), Large Users of electric power are categorized into three distinct groups: (i) Large Major Users (Grandes Usuarios Mayores, or GUMAs), (ii) Large Minor Users (Grandes Usuarios Menores, or GUMEs), and (iii) Large Particular Users (Grandes Usuarios Particulares, or GUPAs).

GUMAs are users whose maximum capacity is equal to or greater than 1 MW, with a minimum annual consumption of 4,380 MWh. Transactions conducted by these users in the spot market are invoiced by CAMMESA.

GUMEs are users with a maximum capacity ranging from 0.03 MW to 2.0 MW and are not required to meet a minimum annual demand. These users must contract their entire energy demand and are not active in the spot market.

GUPAs are users whose capacity ranges from a minimum of 0.03 MW to a maximum of 0.1 MW. They are not obligated to fulfill a minimum annual demand. These users must contract their entire demand and do not participate in the spot market.

Large Users of a Distributor (Grandes Usuarios del Distribuidor, or GUDI) are industrial or commercial consumers with a demand greater than 300 kW who are connected to local distribution networks.

Traders

Since 1997, traders have been permitted to operate within the Wholesale Electricity Market (WEM) as intermediaries for bulk energy transactions. In 2013, Resolution No. 95/2013 issued by the Secretariat of Energy imposed limitations on traders’ activities, requiring large users in the WEM to procure their electricity demand directly from CAMMESA, in accordance with the conditions set forth by the Secretariat of Energy. These restrictions were subsequently suspended by Secretariat of Energy Resolution No. 21/2025, published in January 2025. Furthermore, Decree No. 450/2025, which amended Law No. 24,065, formally recognizes traders as participants in the national electric power market.

Storage Operators

Under Decree No. 450/2025, the role of storage operator was introduced, defined as the entity holding energy storage facilities within the electric power market, in accordance with the technological characteristics and modules established by applicable regulations. These facilities are dispatched in the same manner as generation units. Additionally, the storage operator is permitted to commercialize energy in the electric market as both seller and purchaser, pursuant to the rules issued by the Secretariat of Energy and subject to the limitations established in Chapter VII of Law No. 24,065.

The regulations stipulate that the regulatory framework must promote the optimal utilization of storage potential for the provision of system services and enhancement of market operations, establishing criteria for the identification of such services and the necessary technical resources.

Vertical and horizontal restrictions

It should be emphasized that agents participating in the Wholesale Electricity Market (WEM) are required to comply with vertical integration restrictions established by Law No. 24,065 and Decree No. 1,398/92, which stipulate the following:

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Generation

A generation company, nor any of its controlled companies or its controlling company, may be the owner of, or a controlling shareholder in, a transmission company or the controlling entity of a transmission company; and

A holder of generation units may not hold distribution concessions (since distribution companies may not own generation units). However, the shareholders of an electric power generation company may own distribution concessions through a separate entity created for that purpose.

Transmission

A transmission company, nor any of its controlled companies, nor its controlling entity, may be the owner of, or a controlling shareholder in, or the controlling company of, a generation company;

A transmission company, nor any company controlled by a transmission company, nor any controlling company of a transmission company, may be the owner of, or a controlling shareholder in, or the controlling company of, a distribution company; and

Transmission companies may not purchase or sell electricity.

For the high-voltage transmission system, which comprises the entire 500 kV system and certain 200 kV lines of the coastal system, service is provided by a single company (Transener S.A.) that holds a monopolistic position at the national level.

Distribution

A distribution company, nor any of its controlled companies or its controlling company, may be the owner of, or a controlling shareholder in, or the controlling company of, a transmission company. A distribution company may not own generation units. However, the shareholders of an electric power distributor may own generation units or may own them through a separate entity created for that purpose.

In addition to the vertical restrictions described above, distribution and transmission companies are subject to horizontal restrictions, as follows:

Generation. While the Electricity Law does not establish horizontal restrictions specifically for the electric power generation sector, this segment remains subject to general antitrust regulations. Additional limitations may be implemented if, as a result of mergers or acquisitions, a company achieves a substantial market share. At present, no generation company controls more than approximately 24% of the market, based on installed capacity.

Transmission. Two or more transmission companies may merge or be part of the same economic group only if they obtain the express approval of ENRE. Such approval is also required when a transmission company intends to acquire shares of another electric power transmission company. For companies providing regional transmission services within the same region, service is provided exclusively by the concessionaires over certain areas indicated in the concession agreement. For the high-voltage transmission system, which comprises the entire 500 kV system and certain 200 kV lines of the coastal system, service is provided by a single company (Transener S.A.) that holds a monopolistic position at the national level.

Distribution. Two or more distribution companies may merge or be part of the same economic group only if they obtain the express approval of ENRE. Such approval is required when a distribution company intends to acquire shares of another electric power distribution company.

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Pursuant to the concession agreements governing the services provided by private companies operating distribution networks, service is provided exclusively by the concessionaire over certain areas indicated in the concession agreement.

Imports and exports

Import and export transactions of electric power in Argentina are conducted through multiple channels. CAMMESA, as administrator of the WEM, is responsible for purchasing and selling electricity to other countries by executing the corresponding import and export transactions under existing agreements between Argentina and neighbouring countries and/or between WEM agents and third parties in neighbouring countries. In addition, centrally managed energy imports are classified as assigned generation under Resolution No. 400/2025 and are allocated to supply the DEDMEM through stabilized prices. Decree No. 450/2025 further establishes that WEM agents have the right to export and import electric power, and provides that the Secretariat of Energy must implement efficient, transparent, and competitive procedures enabling agents to exercise such right. The Secretariat may raise reasoned objections on technical or economic grounds related to supply security. Import and export transactions conducted within the MAT require prior authorization from both the Secretariat of Energy and CAMMESA.

Supply, Demand and WEM Markets

The WEM was originally designed as a competitive market in which Generators, Distributors and certain Large Users could buy and sell electricity at prices determined by supply and demand. Participants in the WEM were also permitted to enter into medium- and long-term power supply contracts. In essence, the WEM was designed so that its agents and participants would conduct their electricity purchase and sale transactions through the following mechanisms:

•	MAT, where contracts concerning quantities, prices, and conditions (including delivery points, guarantees, and penalties for non-compliance) are freely negotiated between sellers and buyers.

•	The spot market for the commercialization of energy and capacity not traded through the MAT.

Nevertheless, both markets have experienced considerable regulatory changes since 2002. It was only with the issuance of Resolution No. 400/2025, published in October 2025 in the Official Gazette, that the original guiding principles were reinstated. This resolution established a new regulatory framework for the WEM, aiming to promote competition and efficiency. It introduced a revised remuneration scheme for electricity supply and new contracting options for demand. The resolution is intended to ensure operational continuity and sustainable growth of the system, and it implements: (i) a price signaling mechanism for electricity demand; and (ii) a remuneration regime for electricity supply based on marginal cost principles. These provisions are designed to facilitate the contracting of energy and capacity, enabling demand participants to manage their supply through bilateral agreements in the MAT.

WEM Supply

Classification of Supply Based on the Remuneration Scheme

Assigned Generation

“Regulated Generation” refers to any unit and/or generation facility whose remuneration scheme is determined through specific regulations issued by the Secretariat of Energy, including those remunerated through WEM Supply Contracts, i.e., CAMMESA PPAs and/or those under administration of the National State.

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Accordingly, the following units are deemed assigned generation:

•	Generation under existing WEM supply contracts, both thermal and renewable, for the contracted energy and capacity values, until expiration of such contracts:

•	WEM Supply Contracts under Resolution SE No. 220/2007;

•	WEM Supply Contracts under Resolution No. 21/2016;

•	WEM Supply Contracts under Resolution No. 287/2017;

•	FONINVEMEM 2 WEM Supply Contracts (Vuelta de Obligado and Guillermo Brown power plants);

•

Renewable energy WEM Supply Contracts under the GENREN program, Resolution SE No. 108/2011, and the tender rounds called under Law No. 26,190, as amended and expanded by Law No. 27,191, within the framework of the RenovAr Program Rounds 1, 2 and 3 (MiniRen), Resolution MINEM No. 202/2016, and the National and International Open Call (RenMDI) under Resolution SE No. 36/2023;

•	Hydroelectric generation under concession from the National State, as provided in each concession agreement and to the extent contemplated therein.

•	Hydroelectric generation of the binational entities Yacyretá and Salto Grande.

•	Nuclear generation operated by NUCLEOELÉCTRICA ARGENTINA SOCIEDAD ANÓNIMA (NASA);

•	Centrally managed energy imports.

•

In the case of National State-owned hydroelectric generation under national concession agreements that have entered into force after publication of Resolution No. 400/2025, the related energy and capacity must comply with the evolution and conditions established in the relevant concession agreements. Hydroelectric plants owned by provinces and/or subject to provincial concessions do not form part of assigned generation.

Remuneration of assigned generation is determined based on contract values and/or specific regulations issued by the Secretariat of Energy.

Spot Generation

Generation units not classified as assigned generation are considered spot generation, and may participate in the remuneration scheme for energy and capacity in the spot market and in the MAT, except for:

•

the thermal power plants of ENARSA, or in which it holds a controlling interest, including the General San Martín and General Belgrano plants, which will are allocated exclusively to the spot market (and may not participate in the MAT) until their privatization; and

•

combined-cycle generation units with capacity availability commitments under the agreement approved by Resolution SE No. 59/2023, which may terminate such agreement and notify their formal adherence to the regime established by Resolution No. 400/2025.

Classification of Supply Based on Commercial Operation Date

New Generation

“New Generation” refers to any new generation equipment whose commercial operation date occurs on or after January 1, 2025.

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WEM Demand

Classification of Demand by User Type

Seasonalized Distributor Demand

The DEDMEM is defined as the demand of Distributors to which the Seasonal Prices approved by the Secretariat of Energy apply, and which comprises the Residential, Commercial and “Other” segments, but does not include Large Users of a Distributor (GUDI). Seasonalized distributors demand is subdivided into two segments:

•	Residential Demand: small demand for residential use.

•	Non-Residential Demand: all distribution demand that does not qualify as Residential or GUDI.

Seasonalized distributors demand is supplied by assigned generation. Distributors are required to contract at least 75% of the energy intended to supply end-users that do not have the ability to contract their supply independently, as set forth in Section 9 of Law No. 24,065 (Consolidated Text, Decree No. 450/2025). This contracting obligation may be fulfilled, in whole or partial, through assigned generation.

Residential seasonalized distributors demand has first priority for the use of assigned generation. Seasonal wholesale energy costs to be passed through to these users will be those reflecting the total average costs of assigned generation.

Non-residential seasonalized distributors demand has second priority for the use of assigned generation. If non-residential seasonalized distributors demand cannot be fully met through assigned generation, the distributor must purchase the required electric power in the spot market or contract its supply in the MAT.

Based on the foregoing, the following types of seasonalized distributors demand may be distinguished:

Covered Seasonalized Distributors Demand: supplied by Assigned Generation

•	Covered Residential Seasonalized Distributors Demand.

•	Covered Non-Residential Seasonalized Distributors Demand.

Uncovered Seasonalized Distributors Demand: not supplied by Assigned Generation

•	Uncovered Residential Seasonalized Distributors Demand.

•	Uncovered Non-Residential Seasonalized Distributors Demand.

Large Users

This category includes Large Users of a Distributor (GUDI) and WEM Large Users.

Supply alternatives available to GUDIs include:

•	To be supplied through the Distributor, in which case there is no firm supply guarantee;

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To contract energy and capacity from one or more generators through the Distributor, with the Distributor acting as trader/demand aggregator to contract in the WEM. In this case, supply is backed by the contracted terms;

•	To contract energy and capacity in the WEM by opting to become a participating agent thereof.

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Classification of Demand by the Market Through Which Supply Is Procured

MAT Demand

Demand eligible for contracting in the MAT includes all demand that is not covered by assigned generation, specifically: uncovered seasonalized distributors demand, the demand of distributors’ large users (GUDI), and the demand of WEM large users.

Large users of a distributor (GUDI) face no restrictions regarding access to the WEM as WEM agents. WEM large users retain the right to return to the seasonalized distributors demand category if necessary. The minimum required period of participation in the WEM to request re-entry as seasonalized distributors demand is one year.

Spot Demand

With the exception of covered seasonalized distributors demand and demand contracted within the MAT, all other demand is subject to spot market pricing.

Spot market demand is supplied based on available generation in the SADI but does not have guaranteed supply priority. To secure firm supply with guaranteed availability, it is necessary to enter into contracts within the MAT.

MAT

Within the MAT, Resolution No. 400/2025 establishes two sub-markets:

MATE

The terms of the contracts (including quantities, prices, terms, etc.) executed within the MATE are freely agreed by the parties, in accordance with the following options and guidelines:

•	Thermal spot market generation with a commercial operation date prior to January 1, 2025 is subject to the following conditions:

•	may contract up to 100% of its monthly energy generation with distributors for uncovered seasonalized distributors demand;

•	may contract up to 20% of its monthly energy generation with private industrial users (GUMAs/GUMEs/GUPAs) and with distributors for their GUDIs; and

•	as from January 1, 2030, may contract, without any limitation, with any type of spot market demand.

•

Generation with a commercial operation date on or after January 1, 2025 that manages its own fuel, or existing generation with additional firm natural gas transportation, may be contracted with any type of spot market demand without limitations.

•

Renewable generation maintains the conditions established under the so-called MATER. For contracting by distributors under the MATER within the framework of Secretariat of Energy Resolution No. 370/22, the possibility of contracting is extended to include uncovered seasonalized distributors demand.

MATP

The MATP enables the contracting of firm capacity within the Wholesale Electricity Market (WEM) (physical generation equipment and capacity reserves) to meet firm capacity requirements of both

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Distributors and Large Users, thereby enhancing supply reliability. Capacity contracting provides access to physical backup for demand, depending on grid operating conditions in the event of supply constraints. Capacity coverage is evaluated on an hourly basis during the capacity remuneration hours (“HRP”).

The terms of the contracts (including quantities, prices, terms, etc.) executed within the MATP are freely agreed by the parties, in accordance with the following options and guidelines:

•	There are no limitations, for existing or new generation, regarding the ability to contract capacity in the MATP.

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The scope of the generator’s obligation is limited to the delivery of the hourly capacity effectively available. There is no purchase or sale of contractual balances. The capacity allocated to cover contracts in each HRP is limited to the generator’s Effective Available Hourly Capacity.

•	Capacity offers for contracts are made at the level of individual generating units and/or power plants.

•	Spot market thermal generation with self-managed fuel covers its capacity contracts on an hourly basis with its effective available hourly capacity.

Spot Market

Pursuant to the provisions of Resolution No. 400/2025, all generation not committed under contracts or not allocated to supply the DEDMEM is deemed Spot Generation.

Resolution No. 400/2025 restores the spot market to its foundational purpose, intended to manage energy and capacity imbalances. Furthermore, it redefines the market as one with hourly pricing that accurately reflects the economic costs of production.

WEM Costs and Prices

The diagram below illustrates the different segments of the electric power sector, as well as the energy flows and the economic transactions among them. It also identifies the key participants involved, including CAMMESA, the National Government, provincial governments, and demand entities.

Generation costs/prices (costs from the supply side; prices from the demand side) determine the cost of producing one megawatt of electric energy; they consist essentially of remuneration paid to

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generators, including fuel. Given their composition, the total generation cost/price (energy + capacity) varies depending on physical and economic variables:

•	Physical Variables: generation by type/technology; fuel consumption (volumes and mix).

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Economic Variables: primarily, prices of the main cost components, i.e., prices of domestic and imported fuels, international oil prices, remuneration paid to generators—with and without contracts—among others.

In accordance with the preceding definitions, the system’s energy cost is determined by aggregating the representative production costs—both direct and indirect—of electric energy in the WEM and dividing this sum by the total supplied demand for a specified control period.

As previously noted, transmission companies serve solely to electrically link energy supply with demand; they neither purchase nor sell electricity. In exchange for providing this service, both high-voltage transmission operators and trunk distribution system transporters are compensated with remuneration established by ENRE.

Accordingly, the system’s energy cost corresponding to the production and transmission of energy, prior to its consumption and/or distribution, is determined by:

However, the energy prices applicable to the purchasing side vary depending on the type of user. Following the implementation of Resolution No. 400/2025, the prices paid by the different WEM users are as follows:

Spot All-In Price

Large Users outside the Distributor (GUMA, GUME) without a supply contract pay CAMMESA the Spot All-In Price for the energy consumed.

In the medium term, energy prices will be based on the system’s economic cost considering a weighting of average costs and marginal costs. For such purposes, Resolution No. 400/2025 established an Adapted Marginal Spot Factor (FSA) as an incentive for a balanced development of the spot market and the MAT. Such value will be reached progressively during the transition period.

Where:

•	Average Spot Energy Cost: initially, it is the Total Remuneration Cost of Spot Energy; upon incorporation of the FSA, it will not include the RMA.

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CMMgu: the Average Marginal Cost for each Large User (CMMgu), obtained by weighting, for each demand agent, the Large User’s actual hourly demand by the hourly marginal cost (CMh, denoting “Costo Marginal Horario”) (as affected by the loss factor corresponding to the Large User’s node).

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•	FSA: Adapted Marginal Spot Factor, initially adopted as 0 (zero) until December 31, 2027. The Secretariat of Energy will subsequently define any adjustments to the FSA value.

That is, the spot energy price will reflect the variable energy costs (including associated fuels) to be covered in the WEM, with an hourly marginal cost signal with a gradually increasing participation as reflected by the FSA.

Seasonal Prices

Distributors pay CAMMESA a Stabilized Seasonal Price (PEST) for energy, periodically established—with quarterly updates—by resolutions of the Secretariat of Energy. These payments also encompass the Stabilised Transmission Price (PET) relating to the transmission service. The PEST is set to mitigate volatility in spot prices and to provide greater predictability to the final tariff, and it is the same for all jurisdictions. If the prices established are lower than the respective costs of the good/service, the difference is covered through contributions from the National Treasury (electricity subsidies).

In order to allocate WEM costs to distribution demand, the costs associated with assigned generation intended to cover seasonalized distributors demand and the spot costs associated with the shortfall required to supply uncovered seasonalized distributors demand and GUDI Demand are taken into account, as detailed in the following illustration:

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The prices for residential seasonalized distributors demand are calculated based on the total costs of assigned generation forecast on a seasonal basis, allocated proportionally to the ratio between Residential Demand and assigned generation.

•

For non-residential seasonalized distributors demand, the costs of assigned generation are allocated based on the surplus energy after covering residential demand. To cover energy shortfalls required to complete non-residential demand, seasonally forecast costs for spot energy purchases are allocated.

•	For GUDI demand, seasonally forecast costs for spot energy purchases will be allocated. Notwithstanding the foregoing, GUDI demand remains subject to Resolution SE No. 976/2023,

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which establishes a monthly compensation charge whereby the difference between the seasonal price paid by GUDI users and the actual spot price applicable to WEM large users is settled through a compensation charge. No change to the text needed.

Seasonal prices are calculated by time band (peak/shoulder/off-peak), with a band profile that reflects the supply required for the spot market.

Additionally, users supplied by distributors must pay the VAD, which includes the operating, maintenance and investment costs of the distribution networks, as well as the commercialization expenses that distributors incur to provide distribution service within their concession areas. The determination of the VAD and the determination of tariffs for the different user segments are the responsibility of the granting authorities. For such determination, in addition to technical matters (responsibility for the use of networks, load curves and others), public policy considerations that go beyond strictly energy-related aspects are often taken into account. For this reason, while the PEST paid by end-users is the same within each user category, the VAD varies by jurisdiction, resulting in significant dispersion in demand remuneration criteria.

A fund, referred to as the Stabilization Fund and administered by CAMMESA, was designed to cover differences between Seasonal Prices and spot prices. That is, the Stabilization Fund absorbs differences between Distributors’ purchases at Seasonal Prices and payments to generators for energy sales at the spot price, and was created to stabilize the price paid by end-users. Thus, when the Seasonal Price is higher than the spot price, a surplus accumulates in the Stabilization Fund. Any surplus is used to offset losses in periods in which the spot price exceeds the Seasonal Price. However, due to public policy on tariffs, the Stabilization Fund has been in deficit since 2003.

The following illustration represents the commercial arrangements implemented through the market reform. In it, light-blue arrows represent the payment chain for customers subject to regulated tariffs, while green arrows represent the payment chain for the MAT.

Resolution No. 400/2025

Within the framework of Decree No. 450/2025 and the guidelines issued to CAMMESA, Secretariat of Energy Resolution No. 400/2025 was published in the Official Gazette on October 21, 2025, approving the “Rules for the Normalization of the WEM and its Progressive Adaptation.” These rules apply to WEM economic transactions as from November 1, 2025. The main amendments introduced by Resolution No. 400/2025 include the following:

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It reverses the conversion into Argentine pesos of generator remuneration that had been implemented under Resolution No. 31/2020, restoring U.S. dollar-denominated revenues for power generators in the spot market. Under the new scheme, both capacity and energy remuneration are denominated in U.S. dollars and converted into Argentine pesos at the exchange rate published by the Central Bank.

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•

It redefines the structure of demand supplied by WEM Distributors into two categories: Large Users of a Distributor (GUDI) demand (consumption ≥ 300 kW) and DEDMEM, which comprises residential and non-residential users that have not yet contracted their energy supply independently.

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It establishes that the DEDMEM will be supplied primarily through assigned generation, and that any remaining demand will be covered through spot market purchases or distributors’ MAT contracts. Assigned generation includes facilities under existing PPAs (thermal and renewable—Secretariat of Energy Resolutions No. 220/2007, 21/2016, 287/2017, FONINVEMEM 2, GENREN, RenovAr, RenMDI, MiniRen), hydroelectric generation under national and binational concessions (Yacyretá, Salto Grande), nuclear generation (NASA) and centrally managed imports. Their costs are passed through to the DEDMEM through stabilized prices.

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It grants absolute priority to residential demand in the use of assigned generation. Non-residential demand will be supplied with the remaining capacity and, in the event of a shortfall, Distributors must procure energy through spot market purchases or bilateral contracts in the MAT.

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It provides that any generating units that do not qualify as assigned generation will be deemed Spot Generation, and may participate in the energy and capacity remuneration scheme of the spot market and in the MAT scheme, except for:

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thermal power plants of ENARSA, or in which it holds a controlling interest (General San Martín Power Plant and General Manuel Belgrano Power Plant). These plants are allocated to supply the spot market until their privatization; and

•	combined-cycle units with capacity availability agreements (Resolution SE No. 59/2023), which will remain under their current regime unless they elect to adhere to the new scheme.

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It creates the category of New Generation for all facilities with commercial commissioning after January 1, 2025. Such generation benefits from pro-competition rules (e.g., a full market-based energy pricing without regulatory discounts) and may, subject to prior approval, participate in the Additional Reliability Reserve Service, receiving specific capacity remuneration based on location-specific grid needs and constraints.

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It approves a new energy and capacity remuneration scheme for both Spot Generation and Spot Demand, based on marginal signals that reflect actual supply costs, with adaptation factors during the transition period.

•	It relaunches the MATE and the MATP, authorizing bilateral contracts between generators, Distributors and Large Users to cover both variable costs (energy) and fixed costs (capacity).

•	It implements a fuel management regime applicable during the transition period from July 2025 through July 2027.

It creates two reliability reserve service schemes:

•	Base Reliability Reserve Service: for existing thermal generation, remunerated at US$1,000 per available MW-month (subject to exclusions);

•	Additional Reliability Reserve Service: for new hydroelectric/thermal or storage projects, remunerated at US$9,000 per MW-month for up to ten years, subject to approval and local SADI needs.

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Fuel Management

Natural Gas

The duration of Plan Gas (a government program providing subsidized natural gas supply to generators) through the end of 2028, coupled with current limitations in natural gas transportation, restricts generators from having unrestricted and comprehensive access to this fuel. In response to these constraints, Resolution No. 400/2025 establishes interim regulations governing access to natural gas.

Throughout the period in which Plan Gas is in effect, all spot thermal generators are permitted to procure the natural gas necessary for their operations via the Natural Gas Agreement, which grants access to volumes committed under Plan Gas, administered by CAMMESA/ENARSA, as well as centralized LNG acquisitions. Participation in the Natural Gas Agreement is presumed for all WEM thermal generators unless they expressly opt out.

Furthermore, producers participating under CAMMESA/ENARSA contracts are permitted to partially or fully reallocate Plan Gas volumes to specific generators. Such withdrawals may occur individually or through agreements between the producer and one or more generators, under terms freely negotiated among the parties.

Thermal generators may offer local natural gas under their own management (“Self-Managed Local Gas”). The maximum reference costs to be recognized within the declared VPC are determined based on reference prices and/or indicators evaluated according to cost substitution opportunities, within designated tolerance ranges.

Access to the Natural Gas Agreement and/or to natural gas under assigned/ceded contracts and/or Self-Managed Local Gas is considered fuel self-management by the respective generators for purposes of spot remuneration.

Transportation of natural gas acquired under the Natural Gas Agreement is managed by CAMMESA. Conversely, transportation of natural gas sourced through alternative arrangements for each plant is managed by the respective generator.

Generators under CAMMESA PPAs may opt for fuel self-management by declaring their own VPC for dispatch purposes; however, they will not be entitled to marginal cost-based remuneration while their WEM Supply Contract remains in effect.

As from the end of Plan Gas on January 1, 2029, each Spot Generator will be required to fully manage its fuel supply, with free access to all fuel sources.

Alternative Fuels

Alternative fuels (diesel oil, fuel oil, coal, LNG or imported gas purchased on a non-centralized basis) must be fully managed by spot thermal generation, thereby gradually and accordingly reducing the centralized management scheme.

Generators must declare whether they will perform self-management of alternative fuels for each operating period (seasonal or quarterly, as applicable). The commitment applies for the entire committed period.

For purposes of operational and economic management by generators, CAMMESA publishes in advance of each seasonal operating period—or within a shorter period depending on operating conditions—the maximum reference costs to be recognized for alternative fuels, together with tolerance ranges, based on reference prices and international indicators, including those associated with fuel taxes.

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Generators Without Fuel Self-Management

CAMMESA will continue to act as supplier of last resort, procuring and allocating the fuels required for generation covered by existing thermal WEM Supply Contracts, and for those Spot Generators that do not perform fuel self-management.

Generators without fuel self-management may not operate in the MAT and may not access the rent scheme based on hourly marginal costs. They are remunerated for capacity during the HRP when required for dispatch. In addition, as part of the transition, capacity availability without fuel self-management during HRP when the unit is available but not dispatched is remunerated as follows:

•	Through December 31, 2026: 80% of the remuneration for available capacity (potencia puesta a disposicion or “PPAD”) during HRP when the unit is available but not dispatched.

•	During 2027: 40% of the remuneration contemplated for available power PPAD during HRP when the unit is available but not dispatched.

•	As from 2028: 0% of the remuneration contemplated for available power PPAD during HRP when the unit is available but not dispatched.

Recovery of Fuel Costs and Dispatch: the cost of fuels used for dispatch is recovered by generators through the declaration of their VPC for dispatch.

Reference costs apply to generators without fuel self-management, which may be dispatch for operational or economic reasons; however, these generators are not entitled to marginal cost-based remuneration (rent).

Hourly Marginal Cost

The Hourly Marginal Cost (CMgh by its Spanish acronym for Costo Marginal Horario) is determined by applying proportions between the CMOh and the cost of the next MW to be dispatched (CMph), as follows:

•

CMOh: Operated Marginal Cost of the last thermal unit dispatched. Where applicable for operational reasons, imports with their associated loss factor or flexible demand at the offered price are considered.

•	CMph: Cost of the next MW to be dispatched. Where applicable for operational reasons, the Cost of Unserved Energy (Costo de la Energía No Suministrada, “CENS”) is also considered.

The proportional contribution of the CMOh and the Cost of the next MW to be dispatched (CMph) to the CMgh will evolve as follows:

Year	CMOh	CMph
2025	100%	0%
2026	100%	0%
2027	90%	10%
2028 and thereafter	80%	20%

Remuneration

Assigned Generation Remuneration

Assigned Generation (also referred to as “Regulated Generation”) refers to any unit and/or generation facility whose remuneration scheme is determined through specific regulations issued by the Secretariat of Energy, including those remunerated through WEM Supply Contracts and/or those under administration of the National State.

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Thermal Generation under WEM Supply Contracts:

These units will be remunerated in accordance with their contracts in force until expiration thereof. Upon termination of the respective contracts, they will participate in the spot market and the MAT.

Any surplus energy and capacity not committed under the WEM Supply Contract may participate in the spot market, provided that the fuel required for operation is managed by the generator.

Thermal Generation Under Administration of the Argentine Government

Plants administered by ENARSA, namely the General San Martín Power Plant and the General Manuel Belgrano Power Plant—until their privatization—as well as combined-cycle plants with agreements under Secretariat of Energy Resolution No. 59/23 that have not adhered to the new spot market and MAT scheme defined by Resolution No. 400/2025, will remain under the regulated remuneration framework, subject to the specific regulations issued by the Secretariat of Energy for their remuneration. Currently, such plants remain under the Base Energy remuneration scheme.

Hydroelectric Generation

Regulated hydroelectric generation is remunerated as follows:

•	Generation Concessioned by the National State:

•	Plants with concessions currently in effect are remunerated under the regulated scheme based on the applicable regulations issued.

•	Plants with concession agreements that enter into force after publication of Resolution No. 400/2025 are governed by the relevant concession agreement.

•	Binational Plants: they are remunerated under the regulated scheme established by the Secretariat of Energy for such plants.

Nuclear Generation

Nuclear plants administered by NASA will be remunerated under the regulated scheme established by the Secretariat of Energy for such plants.

Spot Generation Remuneration

Remuneration of Thermal Energy is determined based on the VPC for dispatch at the relevant node and the Marginal Cost at such node. An Adapted Rent Factor (FRA) is implemented, which establishes a percentage intended to incentivize competition among generators for dispatch and to foster a balanced development of both the spot market and the MAT. The final value of the FRA will be reached progressively during the transition period.

Based on these criteria, the remuneration of thermal generation is represented by the following general formula, which includes a component reflecting its offered cost (VPC) and another corresponding to its RMA:

Hourly Remuneration Price = VCP + RMA where:

VPC: declared Variable Production Cost (including dispatched fuel).

RMA = (CMgh × FP – VPC) × FRA:

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FP: node loss factor.

CMgh: Hourly Marginal Cost, or, as applicable, the Hourly Marginal Cost of the Local Area.

FRA (Adapted Rent Factor): factor applied to the total hourly rent accessible to a generator.

Year	FRA
2025	0.15
2026	0.15
2027	0.25
2028 and thereafter	0.35

New Generation (as from January 1, 2025):

•	For thermal generation that includes new firm natural gas transportation:FRA = 1 (one)

•	If the generator does not have self-managed fuel, the FRA will be equal to zero, and VPC costs will be valued based on reference amounts.

Generators that manage their natural gas supply through the Natural Gas Agreement with CAMMESA must additionally apply the following correction factors to the RMA:

Year	FRC
2025	0.8
2026	0.8
2027	0.6
2028 and thereafter	0.5

For existing generation (prior to January 1, 2025), the resulting RMA values must observe the following minimums at plant level—RMIN in US$/MWh—(assessed on an hourly basis as a function of the unit’s VPC):

•	RMIN with VPC < 60 US$/MWh: 2 US$/MWh

•	RMIN with VPC > 60 US$/MWh: 7 US$/MWh

For New Generation (commercially commissioned as from January 1, 2025), the RMA is not subject to minimum or maximum limits, and the FRA will be equal to 1 (one). Where such generators manage their natural gas supply through the Natural Gas Agreement with CAMMESA, the correction factor (FRC) indicated in the preceding table will apply to the RMA.

Thermal generation not dispatched at the Operated Cost due to dispatch-related considerations (start-up or shutdown times or costs) or local constraints is recognized solely at the corresponding VPC, which is recovered in the WEM through spot energy prices.

On a monthly basis, the remuneration corresponding to each thermal generator for its operation in the spot market is determined, considering the energy actually produced and the applicable hourly prices.

Fortnightly declarations of volumes of self-managed gas (not applicable to the Natural Gas Agreement) and/or self-managed liquid or alternative fuel made by a generator when declaring its VPC are deemed firm. If, when called for dispatch, the generator does not have its own gas or alternative fuel available, it must pay, under a deliver-or-pay (DOP) concept, 70% of the declared value multiplied by the volume shortfall. The breach will be deemed to result from total or partial unavailability of the committed volume.

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For liquid fuels, the following exceptions apply:

•	Deviations of up to 20% of the committed volume that do not entail risks to supply will be exempt from penalties.

•	The occurrence of justified causes of unavailability for reasons beyond the generator’s control.

Thermal Generation Capacity Remuneration: During the hours in which capacity is remunerated (HRP—the 90 most representative hours of the week), thermal generators are entitled to remuneration for Capacity Made Available (PPAD), provided that they perform fuel self-management.

For purposes of determining Generation Availability, the following criteria apply:

•	A unit is deemed to have available capacity provided that it declares fuel self-management.

•	Monitoring and control of alternative fuel availability is carried out in accordance with the existing scheme (SCOMB).

•	Equipment availability and fuel self-management must be reported at the different stages of WEM Scheduling and Operation.

•

For units capable of operating with Natural Gas and Alternative Fuel, where fuel self-management is assumed solely for Natural Gas, capacity will be remunerated as “with fuel self-management” for “Natural Gas only” during the summer period and the remaining months; in winter months, it will be considered and remunerated as “without fuel self-management.”

With respect to capacity remuneration, the following criteria apply:

•

Remuneration is recognized for all hours defined as HRP during which the unit is available (typical week: 90 HRP out of 168 weekly hours), in order to ensure reliability in accordance with SADI requirements.

•	The hourly PPAD price is set at US$12 per available MW per HRP, with the following application factors (KP) depending on the type of available fuel and the seasonal period:

Year	PPAD	KP | Thermal (Natural Gas only)	KP | Thermal (Natural Gas + Alternative Fuel)
As from Nov. 2025	12 US$/MWhrp	Summer / Winter: 1.1 Rest of the year: 0.9	Summer / Winter: 1.5 Rest of the year: 1.0

•	Summer months: December, January and February.

•	Winter months: June, July and August.

•	Other months: March, April, May, September, October and November.

During the transition period, for generating units without fuel self-management, capacity is recognized under the same scheme as a generator with fuel self-management when it is required for dispatch. When such units are not dispatched, the following adjustments apply to the general scheme:

•	Through December 31, 2026: 0.8 of PPAD

•	Through December 31, 2027: 0.4 of PPAD

•	As from January 1, 2028: capacity will only be remunerated when the unit is called for dispatch.

Considering that a reliability remuneration scheme for combined-cycle generators is currently in effect (Secretariat of Energy Resolution No. 59/23), the generators covered by such resolution that elect to adhere to the new spot market scheme, effective as from November 2025, must notify CAMMESA in writing and expressly waive the scheme established by Secretariat of Energy Resolution No. 59/23. If they do not adhere, their remuneration will continue under the regulated regime.

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Likewise, the Capacity Availability and Reliability Improvement Commitments assumed under Secretariat of Energy Resolution No. 294/24 remain in effect, irrespective of the provisions of this Annex.

Renewable Generation Remuneration

For the remuneration of renewable generation in the spot market, a framework comparable to that used for thermal generation has been established. This approach recognizes that the VPC for renewable sources is zero, as these technologies rely on self-managed primary resources without associated costs.

The Adapted Rent Factors (FRA) applicable to renewable generation units that achieved commercial commissioning on or before December 31, 2024, are subject to the same annual phased adjustments as those applied to existing thermal generation.

For renewable generation facilities with commercial commissioning on or before December 31, 2024, the resulting RMA is subject to a minimum threshold (RMIN) of US$32/MWh.

Renewable generation units commissioned from January 1, 2025, onward shall have an FRA set at 1 (one), with the RMA not limited by minimum or maximum values.

Expansion of Generation Supply

To ensure future generation supply and physical backup, CAMMESA must evaluate at least once per year—and for the conditions expected over the following three years—and, as applicable, recommend the necessary incorporation of energy and capacity to ensure supply in the WEM in each region of the SADI.

Within such framework, if CAMMESA’s evaluation identifies supply shortfalls the Secretariat of Energy—on its own initiative or at the request of distribution agents—may organize one or more tenders to ensure medium-term supply. The new contracts may cover energy, capacity, or both, depending on the expected backup evaluations or on the requirements of the distribution agents.

Contracts required to be executed by distribution agents may, during the transition, benefit from a payment guarantee provided by CAMMESA, provided that the distribution agent has no outstanding debts in the WEM at the time of execution and complies with the requirements established by the Secretariat of Energy.

Service and Transmission Charges

A capacity payment of US$1,000 per MW-month is recognized as Base Reliability Reserve Service for the monthly available capacity of existing thermal generation (prior to January 1, 2025), irrespective of whether it performs fuel self-management.

For combined-cycle thermal plants with installed capacity less than or equal to 150 MW, the Base Reliability Reserve Service is multiplied by a factor of 2 (two).

This service is not remunerated for generation under WEM Supply Contracts that remain in effect until their expiration, for the General San Martín and General Manuel Belgrano plants—until their privatization—and for combined-cycle plants under agreements pursuant to Secretariat of Energy Resolution No. 59/23 that have not adhered to the new spot market and MAT scheme.

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The Base Reliability Reserve Service is borne by all WEM demand, in proportion to demand, on a monthly basis.

Additional Reliability Reserve Service

For hydrothermal generation and/or storage projects with a low utilization factor and with commercial commissioning after January 1, 2025, an incremental capacity payment of US$9,000 per MW-month is recognized for a term of up to ten (10) consecutive years from commercial commissioning, as Additional Reliability Reserve Service. This reserve payment is made subject to prior approval by the Secretariat of Energy and is conditioned upon the connection node of the new generation being located in regions/zones/areas of the SADI where CAMMESA identifies a need for reserve capacity additions.

The value of the Additional Reliability Reserve Service is evaluated on a seasonal basis and, if necessary, will be adjusted by the Secretariat of Energy based on technological changes and/or the costs associated therewith, as well as on SADI reserve needs.

The Additional Reliability Reserve Service is borne by all WEM demand, in proportion to demand, on a monthly basis. The guidelines for evaluating the assignment of this service must consider, at a minimum, the expected system conditions, the technical characteristics of the projects submitted, network location, fuel access, capacity, efficiency, expected dispatch level and the timelines for achieving commercial commissioning.

Historical Background of the Regulatory Framework

Overview and General Regulatory Framework

Throughout much of the latter half of the twentieth century, the assets and operations of the Argentine electric power sector were predominantly managed by the Argentine State. By approximately 1990, nearly the entirety of Argentina’s electricity supply—accounting for 97% of total generation—was under public-sector control. The Argentine State undertook regulatory responsibilities at the national level and exercised authority over all nationwide electric utilities. Similarly, several provinces in Argentina operated their own electric power companies.

In the 1990s, the Argentine government initiated a comprehensive privatization program targeting its principal state-owned industries, including the electricity generation, transmission, and distribution segments. The State Reform Law declared a state of emergency regarding all public services and granted the Argentine State the authority to reorganize and privatize public enterprises.

The privatization initiative was guided by two principal objectives: firstly, to reduce tariffs and enhance service quality by fostering competition within the market; and secondly, to prevent the concentration of control over each of the three market sub-sectors among a limited group of participants, thereby diminishing their capacity to set prices. To achieve these aims, specific restrictions and limitations were applied to each sub-sector.

This process, particularly within the electricity sector, brought about a significant transformation in the coordination, formulation, implementation, and monitoring of public policy. The operation of generation, transmission, and distribution systems was modified accordingly. As a result of privatization, the Argentine electric power system transitioned away from being dominated by public enterprises managed by the national government or provincial governments. During this period, private entities were more prevalent in the distribution segment, largely due to the presence of cooperative companies.

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In accordance with the State Reform Law, Decree No. 634/1991 established guidelines for the decentralization of the electricity industry, outlined the basic structure of the electricity market, and defined the involvement of private-sector companies in the generation, transmission, distribution, and commercialization sub-sectors. This decree served as a preliminary emergency and restructuring measure for the state-owned company SEGBA, paving the way for the enactment of Law No. 24,065, which set forth the definitive regulatory framework for privatization, competition, and the vertical unbundling of the industry into four distinct categories: generation, transmission, distribution, and demand.

Main Legal and Supplementary Provisions

The foundational regulatory framework for the Argentine electric power sector (the “Regulatory Framework”) consists of the following principal laws:

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Law No. 15,336: Enacted on September 20, 1960, this law regulated electricity generation, transmission, and distribution as an integrated public service characterized by substantial state involvement. It established that the National Load Dispatch (DNC by its Spanish acronym “Despacho Nacional de Cargas”) and the National Interconnection Grid (RNI by its Spanish acronym “Red Nacional de Interconexión”) would be overseen by Agua y Energía Eléctrica S.A., while also acknowledging the role of provincial authorities in the distribution and commercialization of electricity.

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Law No. 24,065: Promulgated on December 19, 1991, and partially enacted by Decree No. 13/92, as well as regulated by Decree No. 1398/92 and Decree No. 186/95, this law facilitated the privatization of state-owned entities within the electricity sector. It also established the WEM, introducing a competitive framework that vertically separated the industry into four distinct segments: generation, transmission, distribution, and demand.

Laws No. 15,336 and No. 24,065 were amended by Decree No. 450/2025, published on July 7, 2025 in exercise of the powers granted to the National Executive Branch under the Argentine Law No. 27,742 Establishing the Foundations and Starting Points for the Freedom of Argentines (Ley de Bases y Puntos de Partida para la Libertad de los Argentinos or “Bases Law”). This decree was subsequently expanded upon by Resolution No. 400/2025 of the Secretariat of Energy, issued on October 21, 2025.

Bases Law and Starting Points for the Freedom of Argentines (Law No. 27,742)

On June 28, 2024, the National Congress enacted the Bases Law, which was subsequently promulgated by the National Executive Branch on July 8, 2024. The Bases Law implemented a range of reforms affecting the economic and administrative aspects of the State’s institutional structure. Among its provisions, and specifically regarding the energy sector, the Bases Law establishes the following measures:

•	the declaration of a public emergency in administrative, economic, financial and energy matters for a term of one (1) year;

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the creation of the RIGI, which provides benefits to Argentine and foreign companies making investments in projects “conducive to the prosperity of the country” in an amount equal to or greater than US$200,000,000 or the applicable minimum investments required for the relevant sector. On August 23, 2024, the National Executive Branch published Decree No. 749/2024 in the Official Gazette, which approved the implementing regulations of the RIGI;

•	likewise, the Bases Law authorized the National Executive Branch—for a term of one (1) year—to adjust the Regulatory Framework in order to:

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•	promote the opening of international trade in electric power, ensuring the security and reliability of the system;

•	ensure free commercialization and competition in the industry, allowing end-users to choose their supplier;

•	promote the economic dispatch of energy transactions based on hourly economic costs;

•	align energy tariffs with actual supply costs, in order to ensure investments and the continuous provision of public services;

•	expressly set forth the payment concepts to be borne by end-users and establish the Distributor as collection and withholding agent for the corresponding amounts;

•	ensure the development of power transmission infrastructure through open and competitive processes; and

•	modernize and professionalize the structures of the electric power sector, reorganizing the Federal Council of Electric Energy as a non-binding advisory body.

In this context, the Bases Law has been supplemented by various implementing regulations, among which the following are noteworthy:

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Decree No. 370/2025, dated June 2, 2025, which extended the emergency in the electric power generation, transmission and distribution segments, as well as in the natural gas transmission and distribution segments under federal jurisdiction, through July 9, 2026 (such emergency originally declared by Decree No. 55/2023 and amended by Decree No. 1023/2024);

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Resolution ME No. 715/2025, dated June 2, 2025, as supplemented by Resolution SE No. 311/2025, Decree No. 921/2025 and Resolution SE No. 83/2026, which declared the execution of certain electric power transmission infrastructure works as a priority;

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Decree No. 450/2025, dated July 7, 2025, which approved amendments to Laws No. 15,336 and 24,065, including the approval of a new consolidated text of the latter, and established a twenty-four (24) month transition period for the alignment of implementing and supplementary regulations;

•	Decree No. 452/2025, dated July 7, 2025, which created the National Gas and Electricity Regulatory Authority; and

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Resolution No. 400/2025, dated October 21, 2025, which approved the “Rules for the Normalization of the WEM and its Progressive Adaptation,” applicable to economic transactions of the WEM as from November 1, 2025.

Decree No. 450/2025

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In July 2025, the National Executive Branch issued Decree No. 450/2025, pursuant to which amendments were introduced to the Electric Energy Law. The purpose of these reforms was to reduce the intervention of the National State in the price-setting and contracting system of the electric power sector, in order to afford greater freedom to private actors, within an adequate and modernized regulatory framework. In this regard, the Decree:

•	Approved amendments to Law No. 15,336.

•	Approved amendments to Law No. 24,065, including the approval of a new consolidated text of such law.

•	Established a twenty-four (24) month transition period, counted from the entry into force of the Decree, for the alignment of implementing and supplementary regulations deemed

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necessary. For such purposes, the Secretariat of Energy was designated as responsible for carrying out all actions required to ensure a gradual, orderly and predictable transition towards the objectives set forth in Section 2 of Law No. 24,065 and the full implementation of Decree No. 450/2025 and its implementing regulations.

Amendments to Law No. 15,336

“Trading” of electric power is incorporated as an activity within the scope of the Law.

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It is established that the purchase and sale of electric power constitutes an act governed by civil and commercial law, without prejudice to its being subject to Law No. 15,336 and the regulations issued by the competent authority.

•	It is established that the following circumstances will be deemed to interfere with the objectives of federal legislation on the matter and with the free circulation of electric power:

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any local tax, even if denominated as a fee for services, to the extent it does not compensate services effectively, concretely and individually rendered, or exceeds the specific cost of the service effectively rendered. A fee shall be deemed to exceed such cost when its taxable base is not determined by reference to that cost but rather on sales, gross revenues, profits or other similar parameters; and

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any act or rule issued by the local granting authority that prevents or restricts: (i) the pass-through to final tariffs of the cost of purchasing electric power in the WEM by local public distribution service providers, to the extent such cost is transferable under applicable federal regulations; (ii) payment of the debts of such providers that are enforceable through the OED (currently, CAMMESA); or (iii) the economic and financial self-sufficiency of the electric power market as provided in Section 2 of Law No. 24,065.

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Hydroelectric concessions must be granted for a definite term, with a maximum duration of sixty (60) years. Upon expiration of the term of the concession, for any of the causes provided in the Concession Agreement, the National State must call a national and international public bidding process for the granting of a new concession.

•	Amendments are introduced relating to the functions and composition of the Federal Council of Electric Energy, as well as to the composition and administration of the National Electric Energy Fund.

Amendments to Law No. 24,065

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The classification of “free users” is formally added as participants in the Wholesale Electric Market (WEM). The implementing regulations must define the power and energy thresholds, as well as other technical parameters that delineate this category.

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It is recognized that the following entities also participate in the WEM: (i) user-generators governed by Law No. 27,424 and others authorized under applicable federal regulations; and (ii) those subjects specified by the implementing regulations, including traders and storage operators.

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The implementing regulations must guarantee maximum competition and permit the free contracting of electric power generators. MAT contracts are considered essential to meet national policy objectives and ensure supply for electricity demand. Consequently, any act or regulation issued by a local authority that obstructs, impedes, or increases the cost of such contracts is deemed to hinder the achievement of these objectives.

•	The role of the “storage operator” is introduced, defined as the proprietor of energy storage facilities within the electric power market, in accordance with the technological characteristics

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and modules established by the implementing regulations. These facilities will be dispatched as generation units. The storage operator may buy and sell electric power in the market under rules issued by the Secretariat of Energy and subject to the limitations stipulated in Chapter VII of Law No. 24,065. Energy storage within the system is understood as a commercially available technology capable of absorbing energy, retaining it for a period, and subsequently delivering it to the system. Implementing regulations must aim to optimize storage potential for system services and enhance market functioning, establishing criteria for service identification and necessary technical resources.

•	Distributors are required to contract, in the MAT, at least seventy-five percent (75%) of the energy used to supply end-users.

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When a transmission project is not included in existing service concession agreements but its execution is technically and economically indispensable to meet public service requirements within the SADI, the Secretariat of Energy, after consulting the OED, may determine its inclusion. The financial terms associated with the expansion obligation must not impair the normal performance of the concession. The National Gas and Electricity Regulatory Authority must follow standard procedures to approve project construction, establish its financing mechanism, and, where applicable, incorporate cost recovery into the relevant tariff schedule. Procurement must be conducted through open, competitive, and auditable processes.

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It is established that, provided competition conditions in the WEM are not compromised, the National Executive Branch may authorize a generator, distributor, and/or large user to construct, at their sole expense and for their own needs, a line and/or expansion of the transmission network. The National Executive Branch will issue implementing regulations outlining the modalities, characteristics, usage priority, technical requirements, operational procedures, and other conditions for granting such authorization. In these cases, the authorized facilities will not be considered part of the public transmission service.

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It is provided that expansions of the SADI may be freely initiated and executed at the executor’s sole risk, in accordance with criteria established by the implementing regulations. Such regulations must account for various expansion alternatives, including the modality set forth in Law No. 17,520, as amended.

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It is established that the Secretariat of Energy must implement efficient, transparent, and competitive procedures enabling WEM agents to exercise their right to export and import electric power. The Secretariat may raise reasoned objections on technical or economic grounds related to supply security.

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It is stipulated that, regarding distribution tariffs, the sale price of electric power to users must include a component reflecting the cost of acquiring energy in the WEM. This acquisition cost must consider: (i) the price of the Distributor’s purchases in the spot market and the weighted average from MAT contracts executed through competitive processes, in accordance with regulations from the Secretariat of Energy; (ii) the cost of high-voltage transmission; and (iii) system services administered by the OED. These elements must be itemized on the user’s bill, which may not include local taxes or charges unrelated to the billed goods and services. Furthermore, tariffs must ensure the minimum reasonable cost for users in line with supply security.

•	The amounts of fines applicable for violations of the Law committed by non-concessionaire third parties are updated.

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It is established that, if a jurisdiction fails to comply with the terms of its adherence to Law No. 24,065, resulting in: (i) a Distributor’s breach of payment obligations in the WEM enforceable through the OED, and/or (ii) disruption of WEM operations, the provinces, the Autonomous City of Buenos Aires, and municipalities granting public distribution service

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concessions to companies, entities, and/or cooperatives in the electric power market, as well as the directors of electric regulatory authorities or equivalent oversight bodies, will be jointly and severally liable for the payment of debts that such entities, companies, and cooperatives must settle through the OED.

Evolution of the Regulatory Framework and Generator Remuneration Schemes

New Renewable Energy Law. Law No. 26,190 and Law No. 27,191 | RenovAr Programs Law No. 26,190/2006

In order to advance the development of renewable energy, Law No. 26,190 was enacted in December 2006, establishing the National Promotion Regime for the Use of Renewable Energy Sources for Electric Power Generation (the “Promotional Regime”). The renewable energy sources included in this regime comprise wind, solar, geothermal, tidal, hydropower (hydroelectric plants up to 30 MW), biomass, landfill gas, gases from wastewater treatment plants, and biogas (excluding those uses covered under Biofuels Law No. 26,093).

The principal objective of Law No. 26,190 was to increase the share of energy generated from renewable sources to eight percent (8%) of the nation’s total electricity consumption within ten years of its enactment. Additionally, Law No. 26,190 established an investment framework for the construction of new facilities intended for electric power generation from renewable sources, which would remain valid for a ten-year period. The regime created by Law No. 26,190 was excluded from the general regulated remuneration regime then in effect, as stipulated by Secretariat of Energy Resolution No. 95/13, as amended (further detailed below).

Eligible beneficiaries under this regime included individuals and legal entities holding investments and acting as concessionaires for new facilities dedicated to electric power generation from renewable sources in Argentina, as authorized by the enforcement authority. The energy produced was required to be supplied to the Wholesale Electricity Market (WEM), and the project had to be associated with the provision of public services.

Law No. 27,191/2015

On September 23, 2015, Congress enacted Law No. 27,191 with the objective of promoting increased investment in renewable energy and enhancing the diversification of the electricity generation portfolio. This legislation amended Law No. 26,190 of 2006 and stipulated that every electricity consumer must achieve a minimum integration targets, increasing progressively from eight percent (8%) to twenty percent (20%) in 2025, as follows:

•	Renewable energy consumption targets for all electricity consumers in Argentina, with minimum percentages increasing progressively from 8% in 2017 to 20% in 2025:

•	8% by December 31, 2017

•	12% by December 31, 2019

•	16% by December 31, 2021

•	18% by December 31, 2023

•	20% by December 31, 2025

•	Expansion of tax benefits for eligible projects;

•	Creation of the Renewable Energy Development Fund, or “FODER,” a trust under which the National State would act as settlor and beneficiary, BICE would act as trustee, and the

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approved investment project holders would be the beneficiaries. The fund, initially conceived to offer loans or financial instruments to implement and finance eligible projects for electric power generation from renewable sources, was designed to finance eligible renewable generation projects. The change in economic policy transformed the environment for which Renewable Energy Law No. 27,191 had been designed. In that context, in theory, a fund such as FODER was not needed, as access to capital markets was expected to provide the financing necessary for the projects.

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The implementing decree of Law No. 27,191, to a certain extent, modified the original nature of FODER and converted it into a vehicle to provide guarantees to contracts instead of financing projects, at different levels: (i) funds collected through a charge imposed on consumers to cover one year of PPA payments; (ii) sovereign funds injected into FODER to cover unpaid balances by CAMMESA; and (iii) a guarantee of last resort provided by the World Bank.

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Obligations for large users and large demand (defined as consumption exceeding 300 kW) to meet gradual targets through self-generation or the purchase of electric power from generators (directly or through distributors or electricity traders, or alternatively through CAMMESA, the wholesale market operator), at regulated prices until March 2018 and thereafter as determined by the former Ministry of Energy and Mining.

The law did not define a breakdown of the target by type of renewable energy. Renewable energy sources qualifying under the new regulation were defined as: wind, solar thermal, solar photovoltaic, geothermal, tidal, wave, marine currents, hydropower up to 50 MW, biomass, landfill gas, wastewater treatment plant gases, biogas and biofuels.

Based on the foregoing, WEM Large Users and large demand customers with load in excess of 300 kW must comply with the aforementioned targets effectively and individually. They may self-generate or contract purchases of energy from different renewable sources. They may purchase directly from the generator, through a Distributor that purchases on their behalf from a generator, from a trader, or directly from CAMMESA.

RenovAr Programs

To fulfill the obligation established by Law No. 27,191 for those consumers whose demand did not opt to self-generate or directly contract renewable energy, the Ministry of Energy and Mining carried out tenders organized by CAMMESA for the award of new renewable generation contracts. Under these PPAs, CAMMESA would purchase, the hourly energy generated by the renewable projects on behalf of the market. Generators were required to meet a minimum annual energy commitment but were not responsible for purchasing replacement energy during periods when their projects did not generate.

Conceptually, the RenovAr contracts followed the concept of the prior contracts allocated to CAMMESA, with the additional feature of the guarantees implemented through FODER.

Several rounds of the RenovAr Program were carried out, with the following results:

•	Round 1.0: a total of 29 projects were awarded, with total installed capacity of 1,141.51 MW.

•	Round 1.5: a total of 30 projects were awarded, with total installed capacity of 1,281.53 MW, located in 12 different provinces.

•	Round 2.0: awards were granted for a total of 2,043 MW of renewable energy generation capacity.

•	Round 2.5: 22 additional projects were awarded, totaling 634.3 MW of renewable capacity.

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Round 3.0: unlike prior rounds, participants could submit bids for electric power generation projects of up to 10 MW of capacity each, regardless of the applicable technology (wind, solar, etc.). PPAs were awarded for a total of 259 MW.

Tender for New Thermal Generation. Resolution No. 21/2016

In December 2015, coinciding with the change in government, a National Energy Emergency was declared as a result of insufficient investment in the electric power sector, which had led to frequent power outages. Within this emergency framework, the National Government initiated a series of tenders aimed at increasing system capacity to enhance reliability.

The initial tender, issued under former Secretariat of Energy Resolution No. 21/2016, sought to award contracts for new thermal generation. The energy was required to be available in the Wholesale Electricity Market (WEM) to address essential demand beginning with the Summer 2016/2017, Winter 2017, and Summer 2017/2018 seasonal periods. Accordingly, a tender was launched for the procurement of thermal generation, with a minimum requirement of 40 MW per bid (permitted to be offered in 10 MW modules) at transmission nodes selected by each bidder.

The agent whose bid was ultimately accepted was obligated to enter into a contract for the sale of generation capacity availability and associated energy in the WEM (the “wholesale demand contract”) with Distributor agents and WEM Large Users represented by CAMMESA.

Bids were submitted in May 2016 for a total of 6,611 MW of capacity, of which 1,915 MW (20 projects) were awarded in the first stage. In July 2016, Round 2 of the tender (reopening) was conducted under the same conditions, resulting in the award of 7 new projects (956 MW). Additional projects were later awarded for approximately 237 MW, bringing the total awarded capacity to 3,108 MW.

Pursuant to Resolution No. 155/16 and Resolution No. 216/16, the former Secretariat of Electric Energy authorized CAMMESA to execute wholesale demand contracts with each awardee for 1,915 MW at an average price of US$21.833 per MW-month, and for 956 MW at an average price of US$19.907 per MW-month, respectively. Additionally, through Resolution No. 387/16, the former Secretariat of Electric Energy authorized CAMMESA to execute wholesale demand contracts for two generation projects (one for 100 MW and the other for 137 MW).

Tender for Cogeneration and Combined-Cycle Closures. Resolution No. 287/2017

Additionally, under the National Energy Emergency framework and pursuant to former Secretariat of Electric Energy Resolution No. 287-E/2017, dated May 11, 2017, an open call was issued for parties interested in selling thermal energy through the execution of long-term supply contracts. This initiative aimed to enhance the system’s energy efficiency following the capacity added under the preceding Resolution No. 21/2016, with a particular focus on combined-cycle closures and cogeneration projects.

Through Secretariat of Energy Resolution No. 820/2017 and former Secretariat of Electric Energy Resolution No. 926/2017, PPAs were awarded in this process for a total of 1,232 MW in combined-cycle closures and 72 MW in cogeneration, resulting in the addition of 1,304 MW of new thermal capacity.

Reopening of the MATER

On August 18, 2017, the former Ministry of Energy and Mining published MINEM Resolution No. 281-E/17 with the objective of promoting an additional mechanism for the deployment of renewable

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technologies in Argentina, through which large demand customers could contract renewable energy directly from renewable generators for purposes of complying with Law No. 27,191. To such end, the resolution established the regulatory framework applicable to bilateral contracts between large demand customers and renewable generators within the SADI.

As a general principle, PPAs executed in the MAT may be freely negotiated by the parties with respect to term, priorities, prices and other contractual terms.

Resolution No. 281 was subsequently amended by Secretariat of Energy Resolutions No. 230/2019, No. 551/2021 and No. 14/2022, Ministry of Economy Resolution No. 370/2022, Secretariat of Energy Resolution No. 360/2023, Secretariat of Energy Resolution No. 167/2024 and Secretariat of Energy Resolution No. 311/2025.

Article 7 of Resolution No. 281 establishes dispatch priorities while transmission constraints remain in effect. The following generation plants have equal dispatch priority among themselves and first priority relative to other renewable generation in the MAT: (a) run-of-river hydroelectric plants and plants generating from renewable energy sources that entered into commercial operation before January 1, 2017; (b) plants that supply their energy under PPAs executed pursuant to the terms established in Secretariat of Energy Resolutions No. 712/2009 or No. 108/2011, which enter into commercial operation before January 1, 2017; (c) renewable generation plants that supply their energy under PPAs executed with CAMMESA under the RenovAr Program (e.g., the La Castellana Project and the Achiras Project); (d) renewable generation plants that supply their energy pursuant to former MINEM Resolution No. 202/2016; and (e) renewable generation plants in the MAT (e.g., PPAs in the private sphere) that have obtained an assigned dispatch priority under the regime implemented by Resolution No. 281.

Resolution No. 281 also created the National Registry of Renewable Electric Power Generation Projects (Registro Nacional de Proyectos de Generación de Energía Eléctrica de Fuente Renovable, “RENPER”) for the registration of all renewable generation, cogeneration and self-generation projects.

Through Resolution SE No. 360/2023, the following main new alternatives for the Assignment of Dispatch Priority were established, among others:

•	the possibility was incorporated to request “Dispatch Priority Associated with Joint Incremental Demand Projects with New Renewable Generation” (new Article 6 bis, Annex I, Resolution No. 281);

•	the assignment of dispatch priority to new renewable generation projects was allowed to the extent they are accompanied by future large incremental demand customers (in terms of capacity);

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the priority assignment is intended for future large demand customers seeking to secure their expected electricity consumption, in whole or in part, through renewable generation and that, due to their expected impact on the transmission network, would produce an increase in dispatch-priority assignable capacities beyond the capacities existing as of the date of the request;

•	the concept of “Dispatch Priority for Expansions Associated with MATER Projects” was incorporated (new Article 6 ter, Annex I, Resolution No. 281); and

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CAMMESA was instructed to implement, for corridors where there is no availability to assign dispatch priority on a full basis and for all hours of the year, a mechanism for “Dispatch Priority Assignment of Referential Type A,” under which evaluations must contemplate circumstantial constraints that allow energy injection with an expected probability of 92% of the project’s

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characteristic annual energy, under the expected operating conditions of the different nodes and corridors of the SADI, until the transmission works needed to avoid such constraints are executed.

Generators that, prior to the first call for Referential Type A Dispatch Priority, have commercially enabled capacity in excess of their assigned Dispatch Priority may adhere to this regime for inclusion in the priority assignment for up to such difference.

Failure to comply with the requirements to maintain priority: In the event of failure to commission the assigned capacity within the maximum deadlines defined, or failure to make the payments required to maintain dispatch priority, the holders of the projects that have requested extensions may not submit a new request for dispatch priority for four (4) quarters following the failure to meet the requirement. Likewise, a project that has not reached commercial operation for the total assigned capacity, once the committed commissioning deadline (plus any applicable extensions) has expired, will automatically lose dispatch priority for the capacity resulting from the difference between (i) the capacity assigned with priority and (ii) the capacity commercially enabled, with no right to any claim for payments made (new Article 9 bis, Annex I, Resolution No. 281).

Extensions to obtain commercial commissioning: The maximum term of twenty-four (24) months—or the declared commercial commissioning term in cases where dispatch priority was assigned through a tie-break under the mechanism in effect prior to Resolution SE No. 14/22—may be extended by CAMMESA under certain conditions (new Article 11, Annex I, Resolution No. 281, incorporated by Resolution SE No. 230/2019).

Partial commercial commissioning of projects with assigned dispatch priority: Projects that have obtained dispatch priority and that achieve partial commercial commissioning with respect to the total capacity assigned with priority will pay the Dispatch Priority Reservation charge exclusively for the capacity that has not obtained commercial commissioning at the beginning of the relevant payment obligation period. For such purposes, the cumulative capacity commercially enabled must be at least 50% of the capacity assigned with dispatch priority (Article 20, Disposition No. 1/2019 of the former Undersecretariat of Renewable Energies).

Resolution No. 19/2017 and Resolution No. 1/2019: Dollarization of Revenues for “Legacy Generation”

In 2017, with the aim of further enhancing system reliability, the former Secretariat of Electric Energy issued Resolution No. 19/2017. This resolution authorized generators, cogenerators, and self-generators operating conventional thermal power plants as agents of the Wholesale Electricity Market (WEM) to submit offers of guaranteed availability. Through these offers, generation companies could commit specific capacity and output, provided that such capacity and energy were not already committed under any Power Purchase Agreement (PPA).

Resolution SE No. 19/2017 reduced energy prices and increased capacity prices, while also revising the methodology for capacity payments by linking them more closely to short-term availability. The remuneration granted to generators under Resolution SE No. 19/2017 was calculated in U.S. dollars and comprised both a price for monthly capacity availability and a price for generated and operated output.

Through Resolution No. 1/2019, the Undersecretariat of Renewable Resources and Electric Market implemented new transitional remuneration schemes for enabled thermal generation and enabled hydroelectric generation, and introduced a new remuneration methodology for the binational hydroelectric plants Yacyretá and Salto Grande. Resolution No. 1/2019 of the Undersecretariat of

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Renewable Resources repealed the regime established by former Resolution SE No. 19/2017 and stipulated that the new guaranteed availability scheme would take effect as of March 1, 2019.

Consequently, Resolution No. 1/2019 of the Undersecretariat of Renewable Resources defined “Enabled Generators” (“GH”, Generadores Habilitados) as all generating, cogenerating, and self-generating WEM agents, excluding generation from binational hydroelectric plants, nuclear generation, and agents with capacity committed under centralized contracts intended to supply WEM demand. It also defined the “Offered Guaranteed Availability” (“DIGO”) scheme as the capacity availability provided by an Enabled Thermal Generator (“GTH”, Generadores Térmicos Habilitados), committed for each generating unit and for each DIGO remuneration period.

Resolution No. 31/2020, as amended: New Conversion of Revenues into Argentine Pesos for “Legacy Generation”

Resolution No. 1/2019 of the Undersecretariat of Renewable Resources was amended by Resolution No. 31/2020, issued by the Secretariat of Energy of the Ministry of Productive Development. Through such resolution, all remuneration prices applicable to Enabled Generators under Resolution No. 1/2019 (which had been fixed in U.S. dollars since the publication of Resolution SE No. 19/2017) were converted into Argentine pesos and a monthly adjustment mechanism was established based on changes in the CPI (60%) and the WPI (40%). However, on April 8, 2020, through Note No. NO2020-24910606-APN-SE#MDP, the Secretariat of Energy instructed CAMMESA to postpone, until further decision, the application of Annex VI entitled “Update of the amounts established in Argentine pesos” of Resolution SE No. 31/2020. As a result, the automatic inflation adjustment mechanism was suspended, with subsequent price updates made through individual resolutions rather than automatic indexation.

The following table presents a chronological list of the resolutions issued by the Secretariat of Energy—and the Secretariat of Energy and Mining Coordination—that consecutively updated the regulated remuneration in Argentine pesos for the WEM. In general terms, beyond minor adjustments to the regulatory framework, the purpose of all these resolutions was to update the prices set by their predecessors. Currently, the remuneration in effect under this scheme is referred to as regulated spot remuneration (i.e., spot market pricing subject to regulated rates set by the Secretariat of Energy, rather than market-determined prices):

Secretariat of Energy Resolution	Effective as from	Through
Res.440/2021	Feb-21	Jan-22
Res.238/2022	Feb-22	Oct-22
Res.826/2022	Nov-22	Aug-23
Res.826/2022	Nov-22	Aug-23
Res.750/2023	Sept-23	Oct-23
Res.869/2023	Nov-23	Jan-24
Res.09/2024	Feb-24	May-24
Res.99/2024	Jun-24	Jul-24
Res.193/2024	Aug-24	Aug-24
Res.233/2024	Sept-24	Oct-24
Res.285/2024	Oct-24	Oct-24
Res.20/2024	Nov-24	Nov-24
Res.387/2024	Dec-24	Dec-24
Res.603/2024	Jan-25	Jan-25
Res.27/2025	Feb-25	Feb-25
Res.113/2025	March 25	March 25
Res.143/2025	April 25	April 25

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Secretariat of Energy Resolution	Effective as from	Through
Res.177/2025	May 25	May 25
Res.227/2025	June 25	June 25
Res.280/2025	July 25	July 25
Res.331/2025	August 25	August 25
Res.356/2025	September 25	September 25
Res.381/2025	October 25	October 25
Res. 483/2025	November 25	November 25
Res. 602/2025	December 25	December 25
Res. 34/2026	January 26	Present

Additionally, through Resolution No. 59/2023 published in the Official Gazette on February 7, 2023, the Secretariat of Energy enabled generating agents holding thermal generation plants whose technology is classified as “Combined Cycles” pursuant to Resolution SE No. 826/2022 (in force at that time), and that were not committed under electric power supply contracts (i.e., selling exclusively in the spot market), to adhere to a “Capacity Availability and Efficiency Improvement Agreement” with CAMMESA (acting on behalf of Distributors and WEM Large Users) in order to incentivize the investments required for scheduled maintenance and, thereby, improve the availability of the WEM. Agents that executed such agreement were required to submit the corresponding request to CAMMESA within 90 calendar days from publication of Resolution SE No. 59/2023.

AlmaGBA Tender

In February 2025, CAMMESA initiated a tender process for the development of BESS projects in the Province of Buenos Aires. The primary objective was to achieve 500 MW of storage capacity to enhance reliability and power supply conditions in the Buenos Aires metropolitan area by storing energy and injecting it into the WEM during periods of peak demand. Ultimately, CAMMESA awarded 714 MW across 12 projects, exceeding the initial target by 214 MW.

The tender provided for the execution of 15-year PPAs with either EDENOR or EDESUR, depending on the distribution concession area where each project was located. The remuneration scheme stipulated in the PPAs included the following:

•

Payment for available capacity: US$/MW-month, determined by the bid value (which served as the basis for project awards), the ratio between validated the ratio between validated storage hours (actual operational hours) and committed storage hours (contractually committed availability)

•	Payment for energy delivered: US$10/MWh.

•	Energy loss charge: Storage operators pay US$20/MWh for energy losses, calculated as the difference between the amount of energy used for charging and the amount injected into the grid.

Under the terms of the tender, CAMMESA acted as the guarantor of last resort, providing payment guarantees for up to 12 consecutive months of contract remuneration in the event of distributor payment default.

AlmaSADI Tender

In February 2026, the Secretariat of Energy issued Resolution No. 50/2026, published on March 2, 2026, launching the AlmaSADI tender. Unlike AlmaGBA, which was limited to the Buenos Aires metropolitan area, AlmaSADI has a federal reach, targeting the installation of BESS at critical

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

nodes across the SADI. The tender seeks to contract a total target capacity of 700 MW of standalone storage, distributed across seven regions: Buenos Aires (150 MW), Litoral (220 MW), NEA (250 MW), NOA (120 MW), Centro (100 MW), Cuyo (100 MW) and La Pampa (50 MW).

Projects must be capable of delivering contracted capacity for at least four consecutive hours, with individual project sizes ranging from 10 MW to 150 MW. The remuneration scheme provides for a payment for available capacity (up to a maximum adjudication value of US$12,500/MW-month) and a payment for energy delivered of US$10/MWh. CAMMESA acts as the off-taker under the storage agreements.

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BUSINESS

Overview

We are the leading pure-play power generation company in Argentina based on installed capacity, engaged in the development and operation of electricity power plants and the generation and commercialization of electricity using both thermal and renewable technologies. We own and operate 17 power generation assets with a total installed capacity of 3,659 MW, representing 8.2% of Argentina’s total installed capacity connected to the SADI, the country’s electricity grid, as of March 2026. For the year ended December 31, 2025, we supplied 15.4 TWh of electricity, representing approximately 10.1% of the total electricity supplied on the SADI. We benefit from strategically diversified assets with multiple technologies and numerous geographic locations across the country. A significant portion of our generation capacity is contracted under long-term PPAs, and all our revenues, from both PPAs and the spot market, are denominated in U.S. dollars. From March 2016 to March 2026, we have grown at a CAGR of 16.0% in terms of our installed capacity, primarily through organic development, and we intend to continue to grow with our pipeline of projects, through potential acquisitions and by taking advantage of opportunities we expect to arise as part of Argentina’s electricity market transition.

Our operating portfolio is comprised of 2,740 MW of thermal assets and 919 MW of renewable assets, representing approximately 75% and 25% of our total installed capacity, respectively, as of the date of this prospectus. Our thermal assets include reliable and efficient combined-cycle, simple-cycle, cogeneration and reciprocating power plants. Our renewable generation portfolio is comprised of wind and solar farms, which are strategically located in sites with strong wind and concentrated solar photovoltaic power conditions, resulting in load factors significantly above industry averages, both in Argentina and worldwide. For the year ended December 31, 2025, approximately 82.5% of the electricity we supplied was from thermal sources and approximately 17.5% was from renewable sources. We expect the proportion of our electricity generation from renewable sources to grow as the new renewable plants commence operations.

We are the third largest thermal power generation company and the second largest in renewable power generation in Argentina in terms of installed capacity as of March 2026 and of energy generated for the year ended December 31, 2025. Our thermal assets represent 10.8% of Argentina’s total thermal installed capacity connected to the SADI as of March 2026 and we contributed 15.6% of the country’s thermal energy generation on the SADI in 2025. Our renewable assets represent 11.7% of Argentina’s total renewable installed capacity connected to the SADI as of March 2026 and we contributed 10.1% of the country’s renewable energy generation on the SADI in 2025.

The Company was formed in August 2013 with YPF as its sole shareholder. YPF is Argentina’s largest energy company, with fully integrated oil and gas operations and a leading market position in Argentina’s upstream and downstream sectors. YPF’s shares have been listed on the BYMA and the NYSE since 1993. The Argentine government owns 51% of the capital stock of YPF. During its early years, the Company focused its strategy on providing a reliable and efficient energy supply for YPF. Starting in 2018, the Company shifted its strategy to focus on its own standalone and independent development and entered a growth phase leveraging on opportunities within Argentina’s electricity market through participation in multiple tenders, as well as in the renewable energy sector development in the country. As part of our growth strategy, in March 2018, GE EFS Power Investments B.V. (then an affiliate of General Electric) acquired 24.99% of our capital stock, with the remaining 75.01% continuing to be held directly or indirectly by YPF. Since then, we successfully executed on our strategy and have grown our installed capacity, becoming Argentina’s largest pure-play power generation company. In 2019, GE EFS Power Investments B.V. was transferred to BNR Infrastructure

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Co-Investment Ltd, entity controlled by GE Vernova with 50/50 participation from GE Vernova and the Silk Road Fund. Following the GE Vernova spin-off in April 2024, GE EFS Power Investments B.V. was renamed to BNR Power Investments B.V., with its underlying shareholding structure remaining unchanged.

YPF Luz’s installed capacity evolution (in GW)

(*)	Upon completion of 105 MW in El Quemado solar farm and 90 MW in the BESS project.

Our assets are located across eight provinces in the center, North, South and West of Argentina, allowing us to deliver energy through multiple nodes of the country’s electricity grid. As of the date of this prospectus, we own and operate ten thermal plants for a total installed capacity of 2,740 MW, five wind farms totaling 619 MW and two solar farms totaling 300 MW. We also produce steam from our LPC I and LPC II thermal power plants, which have steam capacities of between 190 and 210 tons per hour and between 190 and 200 tons per hour, respectively. Additionally, we are finalizing the construction of El Quemado solar plant for an additional 105 MW and our first BESS project for 90 MW, which upon completion will take our total installed capacity to 3,854 MW.

El Quemado is located in Mendoza and is expected to have a total installed capacity of 305 MW and reach full commercial operations in the second quarter of 2026. This project has reached partial commercial operations for an installed capacity of 100 MW in December 2025 and for an additional installed capacity of 100 MW in February 2026. Once El Quemado reaches full commercial operation, it is expected to be the largest solar farm in Argentina based on installed capacity. It was also the first project to be approved and reach commercial operation under the RIGI framework (large investment promotion scheme introduced by the Argentine government, which provides strong tax, commerce and trade benefits). Our BESS project, which was the first bidding process for a BESS technology in Argentina, is located in the Province of Buenos Aires and is expected to add 90 MW/450 MWh of storage capacity and reach full commercial operations in the fourth quarter of 2026.

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The following map illustrates the geographic distribution of our power generation operating assets and projects under construction:

Tucumán Generation Complex
San Miguel de Tucumán CC - 382 MW
Tucumán CC- 447 MW
El Bracho CC- 473 MW
Zonda SF
100 MW
General Levalle WF
155 MW
Quemado SF
305 MW(1)
Loma Campana Complex
Loma Campana I SC - 105 MW
Loma Campana II SC- 107 MW
Loma Campana Este RE - 17 MW
Cañadón León WF
123 MW
Central Dock Sud (CDS)
933 MW CC + 2 SC
90 MW BESS (2)
La Plata Cogeneration Complex
La Plata I CG - 128 MW
La Plata II CG - 90 MW
Los Teros WF
175MW
CASA WF
63 MW
Manantiales Behr Complex
MB WF - 104 MW
MB RE - 58 MW

WF: Wind Farm
SF: Solar Farm
CC: Combined Cycle
SC: Simple Cycle
RE: Reciprocating engines
CG: Cogeneration
BESS: Battery Energy Storage System

(1) 105 MW under construction. Expected COD 2Q 2026
(2) Under Construction. Expected COD 4Q 2026

For the year ended December 31, 2025, we reported revenues of US$640.8 million, net profit of US$7.4 million and Adjusted EBITDA of US$427.5 million, reflecting an Adjusted EBITDA Margin of 66.7%. For the year ended December 31, 2024, we reported revenues of US$524.2 million, Adjusted EBITDA of US$360.6 million, reflecting an Adjusted EBITDA Margin of 68.8%, and net profit of US$263.1 million. For a reconciliation of net profit for the year to Adjusted EBITDA, see “Summary Financial and Operating Data—Non-IFRS Financial Data—Adjusted EBITDA and Adjusted EBITDA Margin.”

A significant portion of our revenues are generated under a diversified portfolio of long-term PPAs denominated in U.S. dollars. We have entered into these PPAs with private clients and with CAMMESA, Argentina’s centralized administrator of power supply and demand. We have the largest portfolio of contracted energy in the Argentine private PPA market with approximately a 25% market share for the year ended December 31, 2025. Our private clients include YPF and almost 100 other industrial clients, which we expect will continue to grow and represent an increasingly important part of our client portfolio. Today, our private PPAs have a capacity-weighted average remaining life of approximately seven years. Our CAMMESA PPAs come from various tenders awarded across thermal and renewable assets. The CAMMESA PPAs have a capacity-weighted average remaining life of approximately six years.

Under our thermal PPAs with CAMMESA, we receive two types of remuneration: capacity prices based on our power plants available capacity during each designated hour and energy prices based on the actual energy produced. Under our thermal PPAs with private users, we can receive remuneration for available capacity or energy produced, or both. Under our renewable PPAs, we receive remuneration based on the actual energy produced. Our remuneration under these PPAs is denominated in U.S. dollars and payable in Argentine pesos.

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We also participate in the spot market for our non-contracted energy and capacity, as well as for any surpluses over committed power. In the spot market, we receive two types of remuneration from CAMMESA: capacity prices based on our thermal power plants available capacity during each designated hour and energy prices based on the actual energy produced. Since the implementation of Resolution No. 400/2025 effective as of November 1, 2025, all our revenues from sales in the spot market are U.S. dollar-denominated, although payable in pesos.

We also produce steam in our LPC I and LPC II power plants, which we sell to YPF under two long-term supply agreements, which commenced in January 2018 and October 2020, respectively. Our revenues from steam sales are reflected under our thermal revenues and accounted for 6% of our total revenues for the year ended December 31, 2025.

During the year ended December 31, 2025, our revenues under our PPAs with our private clients represented 37.4% of our total revenues (including 20.5% from YPF), our revenues under PPAs with CAMMESA accounted for 38.3% and our revenues from the spot market accounted for 24.2% of our total revenues. For the same year, our revenues for available capacity and for actual energy produced represented 42.1% and 51.9% of our total revenues, respectively.

Regarding our two projects under construction, as of the date of this prospectus, 76% of El Quemado’s installed capacity has been committed under private PPAs with multiple private industrial clients, and 100% of the BESS project’s installed capacity has been committed under a 15-year PPA with EDESUR, the second largest electricity distribution company in Argentina.

The regulatory framework applicable to electricity power generators, in which we develop our activities, is undergoing significant changes and transitioning towards a more deregulated and competitive market model. Effective as of November 1, 2025, Resolution No. 400/2025 set the new regulatory framework for the Argentine power sector, promoting competition within the WEM, free contracting among market participants, decentralizing fuel management, and introducing economic incentives for new generation capacity. The new framework also aims to reduce state intervention in the remuneration scheme and contracting system of the sector, establishing a marginal cost-based remuneration system for electricity supply. We expect that this new regulatory framework will offer greater opportunities to enter into contracts with private clients and present other growth opportunities. We see potential opportunities to capture incremental electricity demand from a range of existing and emerging end-use segments, including mining activities, oil and gas developments, data centers and electric mobility. We continuously evaluate strategic alternatives to address new demand, including organic growth initiatives and potential acquisitions, subject to market conditions, regulatory considerations and capital allocation priorities.

History and Development

We were formed in August 2013 as a result of the spin-off from PlusPetrol Energy S.A. and the contribution of certain power generation assets by YPF. In March 2018, BNR (previously named GE EFS Power Investments B.V.), subscribed for 24.99% of our capital stock. Immediately after the completion of the global offering, YPF will control the Company.

From 2013 to the date of this prospectus, we have grown our installed capacity more than four times, expanding across thermal, wind, solar and battery storage technologies, in line with our commitment to provide reliable energy through a diversified portfolio of technologies. During this period, our thermal installed capacity has increased by three times since 2013 and renewable installed capacity has increased by eight times since 2018, the year in which our first renewable asset reached commercial operations.

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Between 2017 and through the date of this prospectus, we completed the construction and acquisition of several key power plants and wind farms. On May 26, 2017, YPF contributed to us a 42.86% equity interest in IDS, which holds 71.77% equity interest in CDS. In April 2023, we became the controlling shareholder of CDS. As of the date of this prospectus, we own 70.16% equity interest in IDS, which owns 71.77% of the equity interest in CDS.

We accessed the national and international capital markets for the first time in 2019 to support our expansion plans and improve our sustainable growth and financial stability. In February 2022, we issued our first green bond to finance our investments in one of our solar farms, and as part of our commitment towards environmental sustainability and our goal to reduce our carbon footprint. In October 2024, we issued US$420 million of bonds in the international capital markets.

The following chart summarizes the key milestones in our history.

Corporate Structure

The following chart summarizes our corporate structure as of the date of this prospectus.

YPF EE
100%
YPF EE COMERCIALIZADORA
100%
Y-LUZ INVERSORA
42.86%
27.30%
IDS (1)
100%
LUZ DE LA PUNA
99.99%
LUZ DEL LEÓN
0.01%
71.78%
CDS (2)
100%
LUZ DEL SOL
99.99%
LUZ DEL RÍO
0.01%
100%
LUZ DEL FUERTE
99.99%
LUZ DEL CAMPO
0.01%

(1)	Pan American Sur S.A., an affiliate of Pan American Energy, owns the remaining equity interest in IDS (29.84%).
(2)	Pan American Sur S.A., an affiliate of Pan American Energy, owns an equity interest in CDS of 9.63%, and YPF owns the remaining 18.59%.

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Our Strengths

We are the largest pure-play power generation company in Argentina, with a modern asset portfolio. We operate a total installed capacity of 3,659 MW, positioning us as the third largest power generation company in Argentina by installed capacity, and the largest considering players who only operate in the power generation business. Our market share in terms of total installed capacity on the SADI is 8.2%, while our market share in terms of total power supplied on the SADI is 10.1% for the year ended December 31, 2025, reflecting our efficient portfolio of power assets and strong capabilities relative to our peers. We are leaders in the renewable generation market in Argentina with a focus on the development and operation of wind farms and solar farms. As of December 31, 2025, our market share in the renewable generation market in Argentina based on power generation on the SADI was 10.1%, which positions us as the second largest renewable energy generator in the country. Our assets have an average life of approximately 13 years, the most modern among our peers (the three largest generators in the country). From March 2016 to March 2026, we have grown at a CAGR of 16.0% in terms of our installed capacity, representing the fastest growing company among the top three largest power generators in the country.

We have a diversified portfolio of assets, with industry-leading performance. We own 17 power generation assets diversified in terms of thermal, wind and solar technologies, and located across eight provinces in the center, North, West and South of Argentina. Our thermal power plants are strategically located across the country, with strong presence in high-demand areas. Our wind and solar farms are located in areas with highly favorable wind and solar conditions. The strategic location of our assets also provides us with flexibility to dispatch energy into the Argentine energy grid at different interconnection points and protects our portfolio from transmission capacity constraints. Our thermal power plants had an average availability factor of 90.7% for the year ended December 31, 2025, compared to Argentina’s average of 71% during the same year, as reported by CAMMESA. Our wind and solar farms recorded load factors of approximately 50% and 31%, respectively, during the year ended December 31, 2025, compared to Argentina’s country averages of 48% and 28%, respectively, and to the global average of 34% and 17%, respectively, according to CAMMESA and the Energy Institute. Our portfolio benefits from the complementary nature between the firm capacity of our thermal power plants and the high utilization and efficiency of our renewable assets.

We have a highly contracted and fully-dollarized revenue base, with a differentiated commercial strategy. Our revenues are primarily derived from long-term U.S. dollar-denominated PPAs, which accounted for 76% of our total revenues during 2025. The capacity-weighted average remaining life for all our PPAs is approximately seven years as of the date of this prospectus. Approximately 50% of our contracted revenues for 2025 corresponded to PPAs with almost 100 large private industrial clients such as YPF, Ford Argentina, Accenture, Coca Cola FEMSA Argentina, Toyota Argentina, Holcim and Nestle Argentina, or affiliates thereof, among others. We were pioneers in the private PPA market, signing the first such PPA in Argentina’s recent history in 2018. Over the years we have focused our commercial strategy on increasing our revenues from privately negotiated PPAs with industrial clients. We have the largest portfolio of contracted energy in the Argentine private PPA market with approximately a 25% market share for the year ended December 31, 2025. In addition, Resolution No. 400/2025, effective as of November 1, 2025, allows us to increasingly contract our thermal installed capacity, which provides additional contracting opportunities.

Strong track record of growth, profitability, cash flow generation and financial discipline. In the last decade, we successfully secured all six projects across the four tender processes in which we participated. In the same period, we developed nine additional projects in order to reach a total of 1.8 incremental GW. Additionally, we also increased our asset base through two asset acquisitions. This organic and inorganic growth execution has resulted in a rapidly-growing, highly-profitable and cash-generating business. From March 2016 to March 2026, we have grown our installed capacity and power generation at

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16.0% and 10.4% CAGRs, respectively. During 2025, we grew our revenues and Adjusted EBITDA by 22.2% and 18.6%, respectively. Our Adjusted EBITDA for the year ended December 31, 2025 was US$427 million with an Adjusted EBITDA margin of 67%. We have a strong financial position, with US$249 million in cash and cash equivalents, restricted cash and investments in financial assets, US$490 million in uncommitted credit lines and a Net Leverage Ratio of 1.8x as of December 31, 2025. Our weighted average cost of debt was 6.1% as of December 31, 2025. We have demonstrated ability to raise capital from multiple funding sources, including international and local debt capital markets, loans from multilaterals and project finance loans, among others.

Robust growth outlook with favorable sector fundamentals and a large project pipeline. We operate in an industry with significant upside potential, benefitting from favorable structural trends globally, such as growing electrification demand and the rise of new demand sources. Furthermore, Argentina’s energy sector has been evolving towards a more deregulated and competitive market framework, following deep sector reform pushed by the government in 2025, which we expect will drive additional growth opportunities. We believe that conditions in Argentina are conducive for a new cycle of growing energy demand, driven by an increase in economic activity and the development of oil and gas, mining and digital infrastructure assets, among others. We are constantly evaluating organic and inorganic opportunities to grow and enhance our business. As of the date of this prospectus, we have 5.3 GW in projects in our development pipeline, in various stages of development across our current operating technology categories. Within our project pipeline, 520 MW correspond to five projects in the ready-to-build stage and 696 MW correspond to five projects in the ready-to-tender stage. Additionally, we are monitoring potential acquisition targets, including government privatizations.

Long-term focused management team with deep industry expertise and a long tenure at the company. Our management team has extensive industry and financial experience, with deep expertise in the Argentine energy sector. Our executive officers have an average of 31 years of work experience, and our CEO, CFO, Electric Business Director and COO have an average of 28 years of experience in Argentina’s energy sector and have been associated with the Company the major part of the Company’s growth trajectory. This same team has successfully identified attractive investment opportunities, structured business plans, and executed complex transactions, as demonstrated by our expansion of installed capacity in 2016 from 0.8 GW to 3.7 GW as of the date of this prospectus, with a budget of capital expenditures approved by our Board of Directors of US$2.1 billion. Our workforce, comprising 504 employees, as of the date of this prospectus, has the experience, knowledge and training required to operate and maintain our assets at high efficiency levels. This combination of experienced management and a highly skilled technical and operational workforce underpins our ability to efficiently operate our assets, identify and evaluate attractive growth opportunities, and successfully integrate businesses that are acquired or developed, and has made our company both efficient and profitable.

Backed by YPF, the largest energy company in Argentina.  As of the date of this prospectus, YPF owns, directly or indirectly, 75.01% of our capital stock. YPF is Argentina’s largest energy company operating a fully integrated oil and gas operation, with leading market positions in both upstream and downstream segments. YPF is majority state-owned and its shares have been listed on the BYMA and the NYSE since 1993, with a market capitalization of US$18.2 billion as of March 31, 2026. During 2025, YPF produced 545,000 barrels of oil equivalent per day, representing 30% of Argentina’s total oil and gas production, and generated US$18.4 billion in revenues. YPF is also a significant PPA client of ours, contributing 20.5% of our revenues in 2025.

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Our Strategy

Our goal is to maintain and strengthen our position as a leading power generator in Argentina and pioneer in both thermal and renewable energy, by adhering to world-class innovation, efficiency, quality, environmental and safety standards. While we have already achieved industry-leading efficiency levels across our operations, we are committed to continue to improve our operational excellence by integrating advanced technologies into our systems.

Our strategic plan is based on three core business pillars:

•	Operational Excellence and Efficiency: operate our business in an efficient, profitable and safe manner achieving standards of global excellence;

•	Sustainable Growth: continue profitable growth by developing new projects and seizing strategic market opportunities;

•	Innovative Energy Solution: adopt and integrate emerging technologies to ensure the Company’s long-term competitiveness and sustainability.

These business pillars are underpinned by a distinctive corporate culture over our 13-year history operating in Argentina’s electricity market. Our culture is built around the following five core values:

•	Team: we believe collaboration drives superior outcomes.

•	Commitment: we obtain results.

•	Enthusiasm: we foster a positive and constructive environment.

•	Integrity and Transparency: we conduct our operations, business relationships, and reporting with integrity and transparency.

•	Sustainability: we are committed to responsible operations that protect the environment and create long-term value for our stakeholders.

Our strategic priorities and corporate values have positioned us as one of the leading players in the Argentine power generation sector. We plan to continue expanding our power generation asset portfolio in a balanced, diversified and integrated manner by selectively pursuing opportunities that generate value at attractive returns.

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Our Power Generation Assets

As of the date of this prospectus, we own and operate 17 power generation assets, consisting of ten thermal power plants, five wind farms and two solar farms. We are also finalizing construction of our El Quemado solar farm and have a BESS project under construction. The following table shows key information about our power generation assets in operation and our renewable projects and BESS project under construction:

Power Generation Asset(1)	Stake (%)	Installed Capacity (MW)	Technology	Equipment Supplier	Fuel Source	Market / Off-taker	COD
Operating
Thermal
Central Dock Sud	50	933	Combined cycle/simple cycle	GE Vernova | Babcock Wilcox	Gas & Liquids	Spot market / Potential to Contract(2)	2001
El Bracho	100	473	Combined cycle	GE Vernova	Gas	CAMMESA PPA	2018/20
Tucumán	100	447	Combined cycle	Siemens | GE Vernova | Nooter Eriksen	Gas	Spot market / Potential to Contract(2)	1996/97
San Miguel de Tucumán	100	382	Combined cycle	GE Vernova | Alstom | CMI	Gas	Spot market / Potential to Contract(2)	1995/2000
LPC I	100	128	Cogeneration	GE Vernova | Nooter Eriksen	Gas & Liquids	Spot market / YPF PPA	1997
Loma Campana II	100	107	Simple cycle	GE Vernova	Gas	CAMMESA PPA	2017
Loma Campana I	100	105	Simple cycle	GE Vernova	Gas	YPF PPA / spot market	2017
LPC II	100	90	Cogeneration	GE Vernova	Gas & Liquids	YPF & CAMMESA PPAs	2020
Manantiales Behr	100	58	Reciprocating engines	Wärtsilä	Gas	YPF PPA	2021
Loma Campana Este	100	17	Reciprocating engines	Jenbacher	Gas	YPF PPA	2017
Total Thermal		2,740
Renewable
Los Teros	100	175	Wind Farm	GE Vernova	—	YPF & Private PPAs	2020/21
General Levalle	100	155	Wind Farm	Vestas	—	Private PPAs	2024
Cañadón León	100	123	Wind Farm	GE Vernova	—	YPF & CAMMESA PPAs	2021
Manantiales Behr	100	104	Wind Farm	Vestas	—	YPF & Private PPAs	2018
CASA	100	63	Wind Farm	Nordex	—	Private PPAs	1Q26
El Quemado(3)	100	200	Solar Farm	Jinko Solar	—	Private PPAs	4Q25/1Q26

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Power Generation Asset(1)	Stake (%)	Installed Capacity (MW)	Technology	Equipment Supplier	Fuel Source	Market / Off-taker	COD
Zonda	100	100	Solar Farm	Trina	—	Private PPAs	2023
Total Renewable		919
Total Operating		3,659
Projects Under Construction
El Quemado(3)	100	105	Solar Farm	Jinko Solar	—	Private PPAs	Expected 2Q26
BESS	100	90	BESS	Trina	—	PPA with EDESUR	Expected 4Q26
Total Projects Under Construction		195
Total (including Projects Under Construction)		3,854

(1)

We own 100% of all our assets except for the Central Dock Sud thermal power plant. We own 70.16% equity interest in IDS, which owns 71.77% of the equity interest in CDS, which owns the Central Dock Sud thermal power plant and the BESS project under construction which is expected to add 90 MW/450 MWh of storage capacity to our portfolio in the fourth quarter of 2026.

(2)

Under Resolution No. 400/2025, effective as of November 1, 2025, thermal power generators may contract a portion of their electricity generation to private users on the MAT. See “Business–Our Remuneration–Private PPAs with Large Private Industrial Users–Private Thermal Energy PPAs.”

(3)

El Quemado solar farm reached partial commercial operations for an installed capacity 100 MW in December 2025 and for an additional installed capacity of 100 MW in February 2026. El Quemado is expected to have a total installed capacity of 305 MW and reach full commercial operations in the second quarter of 2026.

Our Thermal Power Plants

Tucumán Complex

We own the following thermal power plants, located in the district of El Bracho, approximately 22 kilometers south of San Miguel de Tucumán, in the Province of Tucumán, in the north of Argentina, which jointly comprise the “Tucumán Complex”: (i) Tucumán Power Plant, (ii) San Miguel de Tucumán Power Plant, and (iii) El Bracho Power Plant.

The Tucumán Complex operates exclusively on natural gas, which is supplied via dedicated pipelines connected to TGN’s trunk gas pipeline system. Pursuant to Resolution No. 400/2025, fuel is procured to the Tucumán Complex by CAMMESA under the Natural Gas Agreement or through self-managed fuel procurement.

In addition, we have entered into a firm natural gas transportation agreement with TGN, which will expire in November 2027, for the Salta–Tucumán segment for 1.5 Mm3/d, which can be used interchangeably for any of the Tucumán, San Miguel de Tucumán and El Bracho power plants. However, we do not require natural gas transportation under this agreement for our El Bracho power plant since the PPA with CAMMESA for this plant sets forth CAMMESA’s obligation to supply natural gas to this plant. In recent years, Bolivian natural gas production has declined and, as a result, TGN has reversed the natural gas flow of the Northern Gas Pipeline from north to south, to south to north. TGN is expected to launch a tender offer to award transportation capacity for the reversal of the Northern Gas Pipeline. Pursuant to Resolution No. 66/2026 issued by the Secretariat of Energy, and under our natural gas transportation agreement for Salta–Tucumán segment, we expect to have priority for the Greater Buenos Aires–Tucumán route when TGN launches the tender offer for the reversal of the Northern Gas Pipeline.

As part of our operations and maintenance strategy, we have predictive and condition-based maintenance of our Tucumán Complex supported by online monitoring systems. We operate the Tucumán Complex through an integrated control room which allows us to share operational synergies among the Tucumán, San Miguel de Tucumán and El Bracho power plants.

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Tucumán Power Plant

Our Tucumán Power Plant is a combined cycle thermal power plant with an installed capacity of 447 MW and is comprised of two Siemens SGT5-2000E V94.2 gas turbines, a dual-pressure GE Vernova SC5 Series D steam turbine without reheat and two dual-pressure Nooter Eriksen heat recovery steam generators. The heat recovery steam generators operate under natural circulation and supply steam at approximately 55 kg/s high-pressure level and 15 kg/s low-pressure level per heat recovery steam generator, allowing efficient heat recovery without additional fuel firing. The first gas turbine became operational in 1996 and the second one in 1997. The plant commenced combined cycle operations in 1999, when the steam turbine became operational. The combined cycle unit has a heat rate of approximately 1,750 kcal/kWh and an efficiency of 49%, and its cooling system includes an air-cooled condenser and a draft cooling tower. The plant is connected to the SADI at 132 kV.

We wholly own and operate the Tucumán Power Plant. We have entered into long-term service agreements with Sulzer Venlo and Sulzer Argentina, for both gas turbines and their generators, pursuant to which Sulzer has agreed to provide their services in the overhauls for major rotating equipment. These agreements expire in December 2028. In addition, under the long-term service agreement with GE Vernova for our San Miguel de Tucumán power plant described below, GE Vernova provides maintenance services for the steam turbine of our Tucumán power plant.

Since we began fully operating the Tucumán power plant in 2013, we have established a long-term sustainability program for the plant pursuant to which we have carried out the following improvement initiatives: (i) upgrading the gas turbine control systems to Siemens T3000 to improve the reliability and operational flexibility of the plant; (ii) installing static frequency converters for improved start-up reliability; (iii) executing major inspections on gas turbines, steam turbine and generators, including rotor withdrawals and generator refurbishments; (iii) resolving flow accelerated corrosion issues on heat recovery steam generators tubing through material upgrades; (iv) upgrading the steam turbine control system to GE Vernova Mark VIe and improving the excitation system; and (vi) deploying enhanced online monitoring for vibrations and electrical equipment. All these initiatives have extended equipment lifetime and maintain competitive availability for mid-merit and peak dispatch roles.

San Miguel de Tucumán Power Plant

Our San Miguel de Tucumán Power Plant is a combined cycle thermal power plant with an installed capacity of 382 MW, comprised of two GE Vernova Frame 9 9001E gas turbines with evaporative cooling, an Alstom steam turbine without reheat and two CMI dual pressure heat recovery steam generators with supplementary firing. The heat recovery steam generators generate up to 220 Tn/h of high-pressure steam and 35 Tn/h of low-pressure steam per unit with supplementary burners. The plant commenced operations of the first gas turbine in 1995 as a simple cycle, and of the second gas turbine in 2002 as a combined cycle. The combined cycle unit has a heat rate of approximately 1,795 kcal/kWh and an efficiency of 47%. The plant is connected to the SADI at 500 kV and 132 kV.

We wholly own and operate the San Miguel de Tucumán Power Plant. We have entered into a long-term service agreement with GE Vernova, pursuant to which GE Vernova has committed to guarantee a minimum availability of the plant. The agreement will expire in September 2028.

Since we began fully operating the San Miguel de Tucumán power plant in 2013, the plant has undergone major modernization works focused on performance, reliability and lifetime extension, as follows: (i) advanced gas path upgrades installed on the gas turbines of the plant; (ii) replacement of combustion hardware and turbine blading; (iii) increased output, reduced heat rate and extended inspection intervals; (iv) upgrade of gas turbine control systems to GE Vernova Mark VIe; (v) steam

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turbine major overhaul, including replacement of the original Alstom control system with GE Vernova Mark VI GI, upgrade of the excitation system, and foundation repairs and realignment addressing alkali-silica reaction issues; and (vi) heat recovery steam generator improvements and burner system reliability enhancements. These modernization works improved cycle efficiency and availability while reducing lifecycle costs.

El Bracho Power Plant

Our El Bracho power plant is a combined cycle thermal power plant with an installed capacity of 473 MW. It was developed in two stages: El Bracho GT, consisting of a GE Vernova 9FA gas turbine with a capacity of 274 MW, which began commercial operations in January 2018, and El Bracho ST, consisting of a GE Vernova steam turbine with a capacity of 199 MW, which began commercial operations in October 2020. The power plant also has one three-pressure reheat recovery steam generator which was designed and manufactured by GE Vernova. The reheat recovery steam generator is equipped with supplementary burners which contribute up to approximately 70 MW of additional thermal input to the steam cycle, significantly increasing steam the plant’s turbine output under combined cycle operation. The steam generation capacity reaches up to 450 Tn/h high-pressure steam, 490 Tn/h reheated steam, and 40 Tn/h low-pressure steam. The combined cycle unit has a heat rate of approximately 1,530 kcal/kWh and an efficiency of 56%, and its cooling system includes an air-cooled condenser and a hydrogen-cooling system. The plant is connected to the SADI at 500 kV through an on-site high-voltage switchyard owned and operated by us.

We wholly own and operate the El Bracho Power Plant. We have entered into a long-term service agreement with GE Vernova, effective as of the COD of the plant, pursuant to which GE Vernova has committed to guarantee a minimum availability of the plant. The agreement will expire on the later of the completion of the first major inspection for the gas turbine and the steam turbine, and October 2030, which is the 10-year anniversary of the commencement of commercial operations of the plant.

Loma Campana Complex

Our Loma Campana Complex is located in Añelo, in the area of unconventional hydrocarbons exploitation known as “Vaca Muerta, in the Province of Neuquén, in central-west Argentina, and consists of the following thermal power plants: (i) Loma Campana I, (ii) Loma Campana II, and (iii) Loma Campana Este.

Since the Loma Campana Complex commenced operations, we have carried out the following improvement initiatives: (i) construction of an approximately 7 km-long aqueduct to supply water to the Loma Campana Complex from the Neuquén river; (ii) installation of a water clarification plant, where coagulants and flocculants are injected and subsequent sedimentation and filtration processes are carried out to remove larger suspended solid particles ensuring that the required water quality for plant processes is achieved; (iii) installation of a fifth cooling tower to optimize the temperature differential and achieve higher overall system efficiency; (iv) replacement of the electric heater with a higher-capacity unit to improve gas conditions and increase the system’s heating capacity; (v) installation of a slug catcher in the gas system to capture liquids entrained in the main gas pipeline; and (vi) general civil works improvements, including the construction of a chemical storage warehouse and a general-purpose warehouse. In addition, we own a backup Supercore, which consists of a key part of the turbines used by our Loma Campana I and Loma Campana II power plants that can be installed in either plant in the event that the existing turbine ceases to operate.

Loma Campana I

Our Loma Campana I power plant is a simple cycle gas turbine plant with an installed capacity of 105 MW. The plant is equipped with a GE Vernova LMS100 aeroderivative gas turbine, was built under

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

a turnkey EPC contract with a GE Vernova affiliate, including equipment supply and civil works, and began commercial operations in November 2017. The power plant is connected to the SADI at 132 kV through the EPEN transformer station. The plant receives natural gas supply through the Pacific Gas Pipeline, and has a heat rate of 1,933 kcal/kWh and an efficiency of 44%.

The plant has experienced availability factors significantly below the availability guarantee due to the successive outages at the plant, including a forced outage between May 2023 and August 2024. As a result, we filed an arbitration claim before the ICC against certain GE Vernova affiliates. See “–Legal Proceedings.” The outage at our Loma Campana I power plant has granted YPF the option to terminate the PPA for the plant, however, as of the date of this prospectus, YPF has not exercised its termination option. We resumed partial operations at the plant in September 2024.

Loma Campana I is wholly-owned and operated by us. We have entered into a long-term service agreement with GE Vernova, effective as of the COD of the plant, pursuant to which GE Vernova has committed to guarantee a minimum availability of the plant, has provided major maintenance and performance guarantees for the LMS100 gas turbine, and has committed to supply spare parts and to provide repairs and field services, among other services. The agreement will expire on the later of December 2037, the date on which 100,000 operating hours have been completed from the commencement of the agreement, and the completion of the services associated with the agreement overhaul.

Loma Campana II

Our Loma Campana II power plant is a simple cycle gas turbine plant with an installed capacity of 107 MW. The plant is equipped with a GE Vernova LMS100 aeroderivative gas turbine, was built under a turnkey EPC contract with a GE Vernova affiliate, including equipment supply and civil works, and began commercial operations in November 2017.

The plant is connected to the SADI at 132 kV through a transformer station located approximately 2.2 kilometers away and shares the same transmission line as Loma Campana I, although both plants have independent electrical connections. The plant receives natural gas supply through the Pacific Gas Pipeline, and has a heat rate of 1,933 kcal/kWh and an efficiency of 41%.

Loma Campana II is wholly-owned and operated by us. We have entered into a long-term service agreement with GE Vernova, effective as of the COD of the plant, pursuant to which GE Vernova has committed to guarantee a minimum availability of the plant, has provided major maintenance and performance guarantees for the LMS100 gas turbine, and has committed to supply spare parts and to provide repairs and field services, among other services. The agreement will expire on the later of December 2038, the date on which 100,000 operating hours have been completed from the commencement of the agreement, and the completion of the services associated with the agreement overhaul.

Loma Campana Este

Our Loma Campana Este power plant is a reciprocating engine power plant with an installed capacity of 17 MW. It is located within the Loma Campana oil and gas production concession block, within YPF’s premises. The plant consists of 12 Jenbacher J420 gas engines and began commercial operations in July 2017. The plant has a heat rate of 2,157 kcal/kWh and an efficiency of 40%.

The plant is operated remotely from Loma Campana I and Loma Campana II. It operates as a self-generator and is not connected to the SADI, supplying power directly to YPF. Loma Campana Este operates with natural gas, which is supplied by YPF, at its exclusive expense, according to the consumption needs at each identified point.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Loma Campana Este is wholly-owned and operated by us. We have entered into a service agreement with GE Jenbacher International B.V.S., effective as of the COD of the plant, pursuant to which has committed to supply major component repairs and refurbishments and to provide international logistic services, among other services. The agreement will expire on the earlier of July 2027, or the date on which 59,999 operating hours have been completed from the commencement of the plant maintenance.

La Plata Cogeneration Complex

Our La Plata Cogeneration Complex is located at La Plata refinery owned by YPF in the Province of Buenos Aires, and consists of the following thermal power plants: (i) LPC I, and (ii) LPC II.

LPC I

LPC I is a cogeneration power plant with an installed capacity of 128 MW and the capacity to produce approximately 190 to 210 tons of steam per hour.

The plant is comprised of a single GE Vernova MS-9001E gas turbine and a Nooter Eriksen single-pressure heat recovery steam generator, and began commercial operations in 1997. The plant has a heat rate of 1,680 kcal/kWh and an efficiency of 51%. The electricity and steam generated are supplied to YPF as part of its industrial operations.

The gas turbine and supplementary duct burners are mainly fueled with natural gas and, when natural gas is not available, primarily due to seasonal factors, it is replaced with liquid fuel. Natural gas for the energy and steam generation of LPC I is supplied by YPF. In addition, we have entered into a firm gas transportation agreement with TGS for 1 Mm³/d, with no interruption window during the winter, which will expire in April 2053, and a gas distribution agreement with Cammuzzi, which is renewed annually.

LPC I is wholly-owned and operated by us. We have entered into a long-term service agreements with certain affiliates of GE Vernova, effective as of the COD of the plant, for the maintenance of the main components of the plant, pursuant to which these parties have committed to guarantee a minimum availability of the plant and to provide onshore maintenance services in Argentina and offshore supply of parts and repairs. These agreements will expire at the completion of the services associated with the agreements, which is expected to occur in January 2033.

Since we began fully operating the LPC I power plant in 2018, we have undertaken several projects aimed at ensuring the operational excellence of the plant’s equipment, including: (i) the upgrade of the heat recovery steam generators, turbine and excitation control and protection systems; (ii) the construction of new operational buildings between 2020 and 2021; (iii) the replacement of compressor and turbine rotors based on operating hours; and (iv) the replacement of the cooling circuit air coolers due to obsolescence.

LPC II

LPC II is a cogeneration power plant with an installed capacity of 90 MW and the capacity to produce approximately 190 to 200 tons of steam per hour. The power plant commenced commercial operations in October 2020.

The power plant is comprised of a GE Vernova 6F.03 dual-fuel gas turbine, a generator and a heat recovery steam generator. The plant has a heat rate of 1,959 kcal/kWh and an efficiency of 44%. The plant is connected to the SADI through a 33 kV busbar at the EDELAP Electric Power Substation #193.

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The gas turbine operates using natural gas as its primary fuel and liquid fuel as an alternative, with natural gas supply allocated by YPF under the Plan Gas. In addition, we have entered into a gas transportation and distribution agreement with Cammuzzi which allows for a 60-day interruption window during the winter and is automatically renewed each year, unless any of the parties terminates the agreement at least 30 days prior to the expiration date.

We wholly own and operate our LPC II power plant. We have entered into a long-term service agreement with GE Vernova, effective as of the COD of the plant, pursuant to which GE Vernova has committed to guarantee a minimum availability of the plant and to provide onshore maintenance services and offshore parts and repair services. The agreement will expire at the time of the second hot gas inspection which is expected to be completed in 2032, according to the current operation of the plant, however, the agreement may be extended until 2034.

Since the LPC II power plant commenced operations, we have carried out the following improvement initiatives: (i) upgrading the gas turbine flame detection system to a state-of-the-art non-optical system, and (ii) increasing the reliability of the plant during operation mainly with liquid fuel.

Manantiales Behr Power Plant

Our Manantiales Behr Power Plant is located in the Manantiales Behr concession area, in the Province of Chubut. It is a reciprocating engine power plant with an installed capacity of 58 MW. The plant was built to supply YPF’s demand in the Manantiales Behr fields.

The plant is comprised of five Wärtsilä W20V31SG reciprocating engine-generators. Each unit has a nominal power of 11.76 MW and a guaranteed minimum efficiency of 8,182 kJ/kWh. The plant achieved full commercial operations in April 2021. The plant receives natural gas which is supplied by YPF under the terms of the PPA.

We wholly own and operate the Manantiales Behr Power Plant. We have entered into a maintenance agreement with Wärtsilä, effective as of the COD of the plant, pursuant to which Wärtsilä provides maintenance services according to operating hours, including labor and spare parts, and remote operational support. The agreement will expire on the later of May 2031, or the date on which 80,000 operating hours have been completed from the commencement of the agreement.

Central Dock Sud

We and Y-Luz Inversora S.A.U. directly own a 70.16% equity interest in IDS. IDS owns 71.77% of the equity interest in CDS, which owns the Central Dock Sud thermal power plant, located in the Province of Buenos Aires. The plant consists of a combined cycle facility and a simple cycle facility, with a total installed capacity of 933 MW, including 861 MW from the combined cycle units and 72 MW from two simple cycle turbines (36 MW each).

Central Dock Sud Combined Cycle Facility

The Central Dock Sud combined cycle facility has two GE Vernova GT26AB gas turbines, a GE Vernova steam turbine, and two heat Babcock Wilcox Espanola recovery steam generators. This facility is fueled with natural gas and liquid fuel, and is connected to the SADI under an interconnection agreement entered into with EDESUR. The facility began its full commercial operations in June 2001, while CDS was under control by Endesa.

During 2023, the Central Dock Sud combined cycle facility had major maintenance works and an upgrade of its gas turbines to the GT26 HE model. As part of this major overhaul, the rotors of the gas

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turbines were replaced, along with the four once-through coolers and the intermediate-pressure rotor of the steam turbine. Following this major overhaul, the maintenance interval of the gas turbines was extended to 32,000 equivalent operating hours major overhauls, with intermediate borescope inspections every 8,000 equivalent operating hours. In addition, major overhauls were performed on its three generators which increased the facility’s installed capacity by approximately 64 MW to 861 MW and improved the overall heat rate of the combined cycle, enabling stable base-load operation and positioning Central Dock Sud as one of the most efficient combined cycle power plants within the SADI, in addition to being located at a critical electrical node in the Greater Buenos Aires metropolitan area. The Central Dock Sud combined cycle facility has a heat rate of 1,523 kcal/kWh and an efficiency of 56%.

Pursuant to Resolution No. 400/2025, gas is procured to the Central Dock Sud combined cycle facility through CAMMESA under the Natural Gas Agreement or through self-managed fuel procurement. While CAMMESA supplies the natural gas for the Central Dock Sud combined cycle facility, occasionally we enter into interruptible gas procurement agreement for specific periods. In addition, pursuant to Resolution No. 400/2025 we are responsible for liquid fuel management, which is procured through spot purchases.

In February 2026, TGS launched two tenders for the expansion of the Perito Moreno Gas Pipeline for 14 Mm³/d and the Neuba II Gas Pipeline for 12 Mm³/d. The expansion of the Perito Moreno Gas Pipeline and the Neuba II Gas Pipeline are expected to be operational in April 2027. On April 14, 2026, we were awarded part of the tender, as shown in the table below. The remaining part of the tenders is expected to take place during June 2026.

Company	Pipeline	Awarded Capacity (m3/d)	Firm Transportation Contract Term (years)	Prepayment years of the contract (years)
YPF LUZ	Perito Moreno Pipeline	368,499	35	15
YPF LUZ	Final Sections Neuba II	368,499	35	15
CDS	Perito Moreno Pipeline	361,239	35	15
CDS	Final Sections Neuba II	361,239	35	15

The Central Dock Sud combined cycle facility is operated by us. We have entered into a maintenance agreement with certain affiliates of GE Vernova, effective as of the COD of the plant, pursuant to which certain affiliates of GE Vernova have committed to provide supervision, engineering, workforce and remote technical assistance services, and to supply equipment and materials for the plant. The agreement is expected to expire in June 2027.

Central Dock Sud Simple Cycle Facility

The Central Dock Sud simple cycle facility has an installed capacity of 72 MW and are comprised of two GE Vernova Frame 6B gas turbines (GT). The facility is fueled with natural gas or liquid fuel which is procured through spot purchases. The facility is connected to the SADI under an interconnection agreement entered into with EDESUR. The Central Dock Sud simple cycle facility began commercial operations in 1989, while CDS was being operated by Servicios Eléctricos del Gran Buenos Aires, a company owned by the Argentine government. The Central Dock Sud simple cycle facility operates primarily as a peaking plant and is dispatched during periods of high electricity demand in the Greater Buenos Aires metropolitan area.

The Central Dock Sud simple cycle facility is operated by us. The maintenance of the Central Dock Sud simple cycle facility is carried out by the facility’s own maintenance staff.

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Participation of Central Dock Sud in Other Power Plants

Through our participation in CDS, we hold indirect interests in power plants constructed under the program Fondo para Inversiones Necesarias que permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (“FONINVEMEM”). In particular, CDS holds: (i) a 6.4% interest in the Vuelta de Obligado thermal power plant which has an installed capacity of 846.56 MW, which is located in Timbúes, in the Province of Santa Fe, (ii) a 0.423% stake in San Martín thermal power plant, which is located in Timbúes, in the Province of Santa Fe, and (iii) a 0.471% stake in the Manuel Belgrano thermal power plant, which is located in Campana, in the Province of Buenos Aires. These plants are operated by ENARSA, a state-owned company engaged in managing equipment procurement and constructing, operating, and maintaining the plants built under the FONINVEMEM program.

Fuel Supply to Our Thermal Power Plants

At thermal power plants where we have entered into PPAs with CAMMESA, CAMMESA is obligated to supply fuel (whether natural gas or diesel) until the PPA expires. In the specific case of our LPC II power plant, YPF has allocated volumes from the Plan Gas for the supply of natural gas to the plant, therefore, once the Plan Gas ends in December 2028, or earlier if we decide to resume managing our own fuel supply, CAMMESA must assume its contractual obligation to supply fuel to our LPC II power plant. Similarly, at the thermal power plants where we have entered into PPAs with YPF, YPF is responsible for providing us with the natural gas necessary to operate those plants until the PPA expires. Under Resolution No.400/2025, self-managed fuel procurement enables access to a marginal rent-based remuneration scheme in the spot market and, in turn, eligibility to enter into power generation contracts in the MAT.

Our Renewable Energy Plants

Manantiales Behr Wind Farm

Manantiales Behr wind farm is located inside the Manantiales Behr reservoir, in the Province of Chubut, in the south of Argentina, approximately 40 kilometers northwest of the City of Comodoro Rivadavia. This wind farm has an installed capacity of 103.5 MW and consists of thirty Vestas IEC IB Class V-112 wind turbines, each with a capacity of 3.45 MW, an 84-meter hub height and a 112-meter rotor diameter. The Manantiales Behr wind farm had an installed capacity of 99 MW at the commencement of its operations, which was subsequently increased to 103.5 MW as a result of certain modifications to the control system of the wind turbines. The turbines are distributed across an area of 20 square kilometers, equivalent to approximately 200 m² per turbine. The wind farm is connected to the SADI at 132 kV.

This wind farm benefits from strong wind conditions in the Golfo San Jorge Basin. In December 2025, the wind farm achieved a record monthly load factor of 78%, significantly above the country’s average of 48%, according to CAMMESA. The wind farm has priority dispatch (meaning CAMMESA is required to purchase its output before purchasing from other generators that do not benefit from priority dispatch) for 99 MW of its installed capacity.

The Manantiales Behr wind farm is wholly-owned and operated by us from our remote operations center. We have entered into a maintenance agreement with Vestas Argentina S.A., effective as of the COD of the wind farm, pursuant to which Vestas Argentina S.A. has committed to guarantee a minimum availability of the wind farm. The agreement will expire in 2043.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Los Teros Wind Farm

Our Los Teros wind farm is located in Azul, in the Province of Buenos Aires, and has an installed capacity of 175 MW. It consists of 45 GE Vernova wind turbines, comprised of 32 GE Vernova 3x 3.83 MW wind turbines and 13 GE Vernova 4x 4.02 MW wind turbines, with a tower height of 110 meters. The wind farm was constructed in two stages, which began operations in October 2020 and June 2021. The wind farm is connected to the SADI at 132 kV through a new substation and transmission infrastructure.

This wind farm has dispatch priority for 175 MW of its installed capacity to supply the MATER. For the year ended December 31, 2025, the wind farm achieved a load factor of 49%, above the country’s average of 48%, according to CAMMESA.

The Los Teros wind farm is wholly-owned and operated by us from our remote operations center. We have entered into a maintenance agreement with a GE Vernova affiliate, effective as of the COD of the wind farm, pursuant to which the GE Vernova affiliate has committed to guarantee a minimum availability of the wind farm. The agreement will expire in 2031.

As a result of certain equipment failures, the Company has agreed with GE Vernova to modify its on-site spare parts strategy. As of the date of this prospectus, replacement activities have included 16 of 32 gearboxes, 13 of 45 transformers and 9 of 32 generators, as well as repairs to 5 of 135 blades damaged by lightning. Root cause analyses have been completed, and the Company continues to monitor the situation closely. In addition, Los Teros wind farm experienced accelerated leading-edge erosion on certain blades, and the Company is carrying out repairment activities on the blades. As of the date of this prospectus, this condition has not had a material impact on the availability of the wind farm.

Cañadón León Wind Farm

Our Cañadón León wind farm is located approximately 25 kilometers from the city of Caleta Olivia, in the Province of Santa Cruz, in the south of Argentina, and has an installed capacity of 123 MW. This wind farm consists of 29 GE 4.2-117 wind turbines and commenced commercial operations in December 2021. The wind farm is connected to the SADI at 132 kV.

This wind farm has dispatch priority for all its capacity allocated in the PPA we entered into with CAMMESA for the wind farm. For the year ended December 31, 2025, the wind farm achieved a load factor of 51%, above the country’s average of 48%, according to CAMMESA.

The Cañadón León Wind Farm is wholly-owned and operated by us from our remote operations center. We have entered into a maintenance agreement with a GE Vernova affiliate, effective as of the COD of the wind farm, pursuant to which the GE Vernova affiliate has committed to guarantee a minimum availability of the wind farm. The agreement will expire in 2031.

Zonda Solar Farm

Our Zonda solar farm is located in the Department of Iglesia, in the Province of San Juan, in the north of Argentina. This solar farm was built on single-axis tracking structures and has a high voltage line connected to the SADI. The Zonda solar farm has 170,880 bifacial solar panels which generate over 300 GWh annually to supply the MATER. This solar farm is connected to the SADI at 132 kV.

The Zonda solar farm received authorization to begin its commercial operations for 31 MW on April 18, 2023, and completed its 100 MW total power on May 30, 2023. This solar farm has dispatch priority for all of its installed capacity. Our Zonda solar farm had a load factor of 31% during the year ended December 31, 2025, above the country’s average of 28.2%, according to CAMMESA.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

The Zonda solar farm is wholly-owned and operated and maintained by us from our remote operations center. We do not maintain service or maintenance agreements for our solar farms since they require minimal maintenance, however, the inverters of our Zonda solar farm are under a Huawei warranty until 2027, and Nextpower covers the mechanical components of our trackers.

General Levalle Wind Farm

Our General Levalle wind farm is located in the municipality of General Levalle, in the Province of Córdoba in the center of the country. In December 2024, it reached full commercial operations with a total of 155 MW of installed capacity. Our General Levalle wind farm is equipped with twenty-five Vestas wind turbines, model V162-6.2 MW HH125. 62 MW of the installed capacity of this wind farm are connected to the SADI at 66 kV, and the remaining 93 MW of the installed capacity are connected to the SADI at 132 kV.

This wind farm has dispatch priority for 153 MW to supply the MATER. Our General Levalle wind farm had a load factor of 44% during the year ended December 31, 2025, below the country’s average of 48%, according to CAMMESA.

The General Levalle wind farm is wholly-owned and operated by us from our remote operations center. We have entered into a long-term maintenance agreement with Vestas Argentina S.A., effective as of the COD of the wind farm, pursuant to which Vestas Argentina S.A. has committed to guarantee a minimum availability of the wind farm. The agreement will expire in 2049.

El Quemado Solar Farm

El Quemado solar farm is located in Las Heras, in the Province of Mendoza in the west of the country. This solar farm reached partial commercial operations for 100 MW in December 2025 and added an additional 100 MW in February 2026. This solar farm is expected to reach a total installed capacity of 305 MW and achieve full commercial operations in the second quarter of 2026. Once fully operational, it is expected to become the largest solar farm in Argentina based on installed capacity. This solar farm is connected to the SADI at 220 kV.

This solar farm has dispatch priority for 150 MW of its installed capacity. El Quemado was the first project approved under the RIGI in Argentina and the first to achieve commercial operations under this regime. For more information about RIGI see “Industry and Regulatory Overview–Overview and General Regulatory Framework–Ley de Bases and Starting Points for the Freedom of Argentines (Law No. 27,742).”

The El Quemado solar farm is wholly-owned and operated by us from our remote operations center. We do not maintain service or maintenance agreements for our solar farms since they require minimal maintenance. In the event of any failures of the plant or its equipment, we have the ability to make claims against technology and service providers.

CASA Wind Farm

Our CASA wind farm is located in Olavarría, in the Province of Buenos Aires. In February 2026, it reached full commercial operations with a total of 63 MW of installed capacity. Our CASA wind farm is equipped with nine Nordex Delta wind turbines 4000 N163 6x with 7 MW of power each and a tower height of 119 meters, which are the largest in size in South America. This wind farm is connected to the SADI at 132 kV.

The wind farm was partially designed to supply the demand of Cementos Avellaneda S.A. 28 MW of the installed capacity of the wind farm operates under the distributed self-generator regulatory agent,

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with full dispatch priority. The remaining 35 MW of installed capacity are supplied to the MATER, of which 31 MW have dispatch priority.

The CASA wind farm is wholly-owned and operated by us from our remote operations center. We have entered into a long-term service agreement with Nordex Energy Argentina S.A., effective as of the COD of the wind farm, pursuant to which Nordex Energy Argentina S.A. has committed to guarantee a minimum availability of the wind farm. The agreement will expire in 2050.

Assets Under Construction

El Quemado Solar Farm

El Quemado solar farm is expected to have a total installed capacity of 305 MW, and reach full commercial operations in the second quarter of 2026, with 512,000 bifacial solar panels. We expect to sell the energy generated by the El Quemado solar farm to private industrial clients within the MATER and to the spot market. The construction of the El Quemado solar farm requires an investment of approximately US$235 million, of which we have invested approximately US$191 million as of December 31, 2025. The project already has 150 MW of dispatch priority.

We have entered into supply and transportation agreements with Jinko Solar Co, Ltd, Artech Solar Holding Co, Ltd, Huawei International Co, Ltd, Sieyuan Electric Co, Ltd, GE Vernova, pursuant to which we are supplied solar panels, trackers, inverters, transformers and bays for the part of our El Quemado solar farm which is under construction. We have also entered into an agreement with Distrocuyo for the performance civil works, and assembly, electromechanical and electrical services at the solar farm, and an agreement BLC S.A. for engineering services for the SCADA system of the solar farm.

BESS Project

In February 2025, CAMMESA launched its first bidding process for the construction of BESS projects in the Province of Buenos Aires, targeting an initial 500 MW of storage capacity to enhance reliability and power supply conditions in the metropolitan area of Buenos Aires by storing energy and feeding it back to the WEM during peak demand hours. However, CAMMESA ended up awarding 714 MW to 12 projects, 214 MW more than the original target. Under Resolution SE No. 361/2025, in August 2025 our subsidiary CDS was awarded the BESS, which is expected to add 90 MW/450 MWh of storage capacity to our portfolio (meaning the system can discharge at a rate of 90 MW for up to five hours). The project is expected to commence its operations during the fourth quarter of 2026. The construction of our BESS requires an investment of approximately US$57 million, of which we have invested approximately US$2 million as of December 31, 2025.

We have entered into a supply and transportation agreement with Trina Energy Storage for the supply of 12 blocks of 10 MVA power each.

Our Project Pipeline

The life cycle of our power generation projects encompasses several stages, ranging from prospecting and developing projects, to the construction, to the operation, maintenance and the dispatch of our power generation assets.

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•	Business & Project Development: The development stages we follow for our projects are as follows:

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Early stage developments: In this first stage, we prepare the initial project designs, we carry out the preliminary selection of the technology and conduct pre-feasibility studies. Securing land rights is also a key activity at this stage.

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Advanced developments: Projects at this stage undergo detailed technical development and actively pursue required permits. Key activities include conducting engineering studies, evaluating appropriate technologies, completing environmental impact assessments required for permitting, and coordinating with regulatory, national, provincial and municipal authorities in connection with the applicable permitting processes.

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Ready-to-tender developments: Following completion of the technical development undertaken during the advanced development stage, we prepare comprehensive tender documentation for all project work packages and negotiate long-term maintenance agreements with technology providers, which become effective upon COD. This stage also includes obtaining all required construction permits.

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Ready-to-build developments: At this stage, tenders are issued for all project work packages, including technology, and bids are subject to comprehensive technical and economic evaluation. Projects at this stage are also engaged in advanced financing discussions and are prepared for submission to our Board of Directors for approval.

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Under Construction Projects: Following approval by our Board of Directors, we can proceed to execute all technology and EPC agreements. Each project is carried out by our contractors under the guidance of our dedicated project management team that oversees all aspects of construction, from civil works to grid connection and commissioning, guaranteeing that quality standards are strictly maintained throughout the process. The strong presence of our project management teams ensures the timely and on-budget delivery of projects. The construction phase is completed upon achievement of the project’s COD, following CAMMESA’s verification of all tests and formal approval of the commercial commissioning.

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Operating Projects: Upon achieving the COD, the project transitions to the operations and maintenance phase. All renewable projects are managed from a centralized remote operations center at our Buenos Aires headquarters, providing continuous real-time monitoring of all assets. Thermal assets are operated directly on-site, taking advantage of operational synergies within our generation complexes. We maintain long-term service agreements with original equipment manufacturers to ensure optimal asset availability. Plant dispatch is coordinated with CAMMESA, which oversees the national system’s dispatch operations.

Our growth has been primarily organic, achieved through the in-house development of projects. As part of our growth strategy, we have developed a robust and evolving pipeline of new energy projects to provide options to meet rising demand, supported by teams with significant expertise. Our

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proprietary development pipeline comprises four ready-to-build projects representing 520 MW, five ready-to-tender projects representing 696 MW, five advanced development projects representing 1,060 MW and nine early stage projects representing 3,063 MW. Our proprietary development pipeline includes 2.2 GW in wind projects, 1.3 GW in solar projects, 1.2 GW in thermal projects and 0.6 GW in BESS projects.

Our Remuneration

The majority of our revenues are generated under a diversified portfolio of long-term PPAs denominated in U.S. dollars, and the remaining sales occur on the spot market, as follows.

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CAMMESA PPAs: We have been awarded PPAs with CAMMESA through participation in various tenders. Pursuant to Resolution No. 400/2025, these PPAs are allocated to residential and commercial electricity demand.

•	Private PPAs:

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Self-generation and off-grid YPF PPAs: We have entered into PPAs with YPF for certain of our thermal power plants, in accordance with the regulatory framework for self-generation and off-grid energy supply. Additionally, we sell the steam produced by our LPC I and LPC II power plants to YPF under two long-term steam supply agreements.

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Private PPAs with private industrial clients and distributors: Our private clients include YPF and almost 100 other industrial clients. In accordance with Resolution No. 400/2025, we can sign PPAs with large users and distribution companies for the supply of renewable energy, thermal energy, or capacity through participation in the MATE and MATP. In addition, we have entered into a 15-year PPA with EDESUR, the second largest electricity distribution company in Argentina, for our BESS project.

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Spot market, where non-contracted energy and capacity, as well as energy surpluses, are traded. Energy remuneration is based on an hourly marginal revenue scheme and capacity remuneration is based on the availability of the power plants during capacity remuneration hours.

CAMMESA PPAs

The tables below set forth details of the PPAs and other long-term sale agreements which we have entered into with CAMMESA for our plants:

Thermal PPAs

Power Generation Asset	Off-taker	Committed Capacity (MW)		Average Price for Capacity (US$/ MW/ Month)(1)	Average Price for Electricity (US$/ MWh)(1)	Type of fuel	Term (in years)	COD	Expiration Date
Loma Campana II	CAMMESA	105.22		18,470	9.1	Natural gas(2)	10	2017	November 29, 2027
El Bracho GT	CAMMESA	261.28		17,580	11.5	Natural gas(2)	10	2018	January 26, 2028
El Bracho ST	CAMMESA	198		22,200	5	Natural gas(2)	15	2020	October 23, 2035
LPC II	CAMMESA	80.62 71.95	(4)/ (5)	18,600	8	Natural gas and liquid fuel(3)	15	2020	October 26, 2035

(1)	Average prices for the entire term of the PPAs.
(2)	Pursuant to the terms of the PPAs, fuel is supplied by CAMMESA free of charge.
(3)	Pursuant to the terms of the PPAs, fuel is supplied by YPF free of charge for power generation.
(4)	Committed capacity during winter months (May to August).
(5)	Committed capacity during summer months (September to April).

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Renewable PPAs

Renewable Plant(1)	Off-taker	Installed Capacity (MW)	Committed Mean Power (mMW)	Average Price for Electricity (US$/ MWh)		Term (in years)	COD	Expiration Date
Cañadón León Wind Farm	CAMMESA	123	99	41.50	(1)	15	2021	August 18, 2036

(1)	41.50 US$/MWh is the base price awarded in the tender and is adjusted annually. As of December 31, 2025, the adjusted base price was 45.71 US$/MWh

Loma Campana II and El Bracho GT PPAs

On March 22, 2016, by way of Resolution No. 21/2016, we were awarded the following two PPAs for a term of 10 years, with prices denominated in U.S. dollars:

•	a PPA for our Loma Campana II power plant, entered into with CAMMESA on August 4, 2016 (the “Loma Campana II PPA”); and

•	a PPA for our El Bracho GT power plant, entered into with CAMMESA on July 1, 2016 (the “El Bracho GT PPA”).

Under the terms of these PPAs, revenues are based on a two-part tariff structure consisting of: (i) a fixed capacity payment, expressed as a price per MW per month, payable provided that the contracted capacity is available upon CAMMESA’s request (excluding scheduled maintenance and certain system or fuel-related constraints); and (ii) a variable payment, expressed as a price per MWh dispatched upon CAMMESA’s request, intended to cover operation and maintenance costs, excluding fuel consumption.

Payments are made by CAMMESA in accordance with applicable regulations, including Secretariat of Electric Energy Resolution No. 61/1992 (as amended), and prevailing market practices. While payments are expected to be made within approximately 42 days of invoicing, they are subject to CAMMESA’s available funds and the regulatory framework, which may result in payment delays and present counterparty risk.

The fixed capacity payment is reduced to US$5 per MW per hour for any portion of our contracted capacity which is not made available when so required by CAMMESA to deliver the service, with a multiplier factor to be applied in the first and second year of two and 1.5 times, respectively. Such unavailability charges increase to US$10 per MW per hour if unavailability takes place upon a system power outage. The total unavailability charges applied in any month may not exceed 50% of the applicable fixed capacity payment. However, any substantial, repeated or lengthy failure to supply the contracted capacity may constitute an event of default under the applicable PPA, which could allow CAMMESA to terminate the PPA at its discretion.

The PPAs do not include specific payment terms. Instead, payment terms are governed by the SEE Rules and Regulations, according to which and to informal inquiries to CAMMESA, payments are expected to be made by CAMMESA within 42 days (39 days plus two business days required to make the necessary wire transfers) based on settlement statements (liquidaciones de venta), with the amounts being adjusted (up or down) in pesos, on the basis of the reference U.S. dollar exchange rate prevailing on the business day previous to the day in which such payment is due and, if the amounts are paid later than the due date, interest accrues until the date of payment. However, because payment terms are not specifically set forth in the PPAs, but rather contained in (and subject to) the applicable SEE Rules and Regulations (which are subject to change), there is a risk that the applicable law governing the PPA payment terms could be amended.

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Under these PPAs, the fuel required for the operation of our power plants is natural gas, which will be supplied by CAMMESA. If CAMMESA fails to supply fuel, we will not be penalized for any resulting reduction in our plants’ available capacity, and no unavailability charges will apply.

Under each PPA, CAMMESA’s obligation to supply or reimburse fuel is limited to a guaranteed heat rate. The guaranteed heat rate for each unit is as follows: (i) according to the Loma Campana II PPA, 2,072 kcal/kWh in winter and 2,093 kcal/kWh in summer running on natural gas; and (ii) according to the El Bracho GT PPA, 2,248 kcal/kWh for natural gas.

The fuel used by the generating units in excess of the guaranteed heat rate is deducted monthly from the payments made by CAMMESA at the purchase prices established by CAMMESA.

The effective term of each PPA commences on the date committed under the respective PPA for the respective COD of each power plant and will expire within 10 years from the committed date. The effective term of Loma Campana II PPA commenced on November 30, 2017, its committed date, and will expire on November 29, 2027. The effective term of El Bracho GT PPA commenced on January 27, 2018, four days before its committed date (expected to take place on January 31, 2018), and will expire on January 26, 2028.

LPC II and El Bracho ST PPAs

By way of Resolution No. 287/2017, the Secretariat of Energy announced a bidding process for tenders from interested parties in selling electricity generated from newly installed capacity, using either (a) closing combined cycle, or (b) cogeneration technology, with the commitment of making it available to meet the WEM demand. As a result of such bidding, we were awarded the following: (i) a cogeneration PPA with a capacity of 80.62 MW in winter months and 71.95 MW in the summer months for the LPC II power plant (the “LPC II PPA”) and (ii) a PPA for the El Bracho closing cycle, with a contracted power of 198 MW (the “El Bracho ST PPA”).

The effective term of each PPA commenced on the date committed under the respective PPA for the respective COD of each power plant and will expire within 15 years from the committed date or the actual date of commercial enablement, whichever occurs first, of each power plant. Our El Bracho ST and LPC II power plants commenced commercial operations on October 23, 2020 and October 27, 2020, respectively.

Under the terms of these PPAs, revenues are based on a two-part tariff structure consisting of: (i) fixed capacity payment which consists of a fixed price per MW per month for our contracted capacity under each PPA. In order to receive the entire fixed capacity payment, our contracted capacity must be fully available, upon CAMMESA’s request, to deliver the energy (excluding schedule maintenance periods, restrictions on fuel supply imposed by CAMMESA, or reduced transmission), as per monthly measurements; and (ii) a variable payment, which comprises a fixed price per MW/h delivered upon CAMMESA’s request; this and a variable price which is conceived to cover the operational and maintenance costs (excluding fuel consumption) incurred by us on the basis of the amount of power we generate and the type of fuel we use.

The fixed capacity payment is reduced to US$5 per MW per hour for any portion of our contracted capacity which is not made available when so required by CAMMESA to deliver the service. Such unavailability charges increase to US$10 per MW per hour if unavailability takes place upon a system power outage. The total unavailability charges applied in a given month may not exceed 50% of the applicable fixed capacity payment in any month and 100% of the applicable fixed capacity payment in a year. However, any substantial, repeated or lengthy failure to supply the contracted capacity may constitute an event of default under the applicable PPA, which could allow CAMMESA to terminate the PPA at its discretion.

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Under the LPC II PPA, fuel (natural gas or liquid fuel) is supplied by YPF, and failure to provide such fuel may result in reduced capacity payments. Under both PPAs, CAMMESA’s obligation to supply or reimburse fuel is limited to the guaranteed heat rate established in each agreement. For LPC II, the guaranteed heat rate is 1,680 kcal/kWh for natural gas and 1,820 kcal/kWh for liquid fuel, and for El Bracho ST it is 1,530 kcal/kWh for natural gas. Fuel consumption in excess of these levels is deducted from payments made by CAMMESA at applicable purchase prices.

Under the El Bracho ST PPA, the fixed capacity payment is equal to US$22,200 per MW per month and we will receive a variable payment of US$5 per MWh for sales of electricity generated from natural gas. Under the LPC II PPA, the fixed capacity payment is equal to US$18,600 per MW per month and we will receive a variable payment of US$8 per MWh for sales of electricity generated from natural gas or liquid fuel.

Tucumán, San Miguel de Tucumán and Central Dock Sud PPAs

In March 2023, we entered into five-year PPAs with CAMMESA pursuant to Resolution SE No. 59/2023 for the supply to CAMMESA of the energy generated and firm capacity by the Tucumán, San Miguel de Tucumán and Central Dock Sud power plants. Effective as of November 1, 2025, pursuant to Resolution No. 400/2025, the PPAs with CAMMESA under Resolution No. 59/2023 for our Tucumán, San Miguel de Tucumán and Central Dock Sud power plants were suspended at the Company’s option in order to access to an hourly marginal revenue scheme and to have the possibility to contract these assets with private parties (remaining under Resolution No. 59/2023 would have meant being subject to the regulated spot market). The suspension will remain until the expiration date of the PPA unless Resolution No. 400/2025 ceases to apply to the Company. For more information, see “Industry and Regulatory Overview–The Wholesale Electricity Market (WEM).”

Cañadón León PPA (Renovar 2.0)

The Cañadón León PPA was awarded in the RenovAr 2.0 tender for 99 MW with CAMMESA for 20 years (the “Cañadón León PPA”). The Cañadón León PPA was executed on November 23, 2018, with a sale price of US$41.50 /MWh, to be multiplied by an adjustment factor and an incentive factor, both set forth in the bidding terms and conditions of the RenovAr 2.0 Program.

Due to certain delays in the construction of the Cañadón León wind farm during the COVID-19 pandemic, our subsidiary Luz del León S.A. requested from CAMMESA, in accordance with Resolution SE No. 52/2019, an extension of the commercial enablement date for the 99 MW corresponding to the Cañadón León wind farm committed under the RenovAr 2.0 program, by accepting a reduction in the term of the PPA to 15 years, and a reduction in the incentive factor.

The PPA is denominated in U.S. dollars and payable in Argentine pesos on the basis of the reference U.S. dollar exchange rate prevailing on the business day previous to the day in which such payment is due and, if the amounts are paid later than the due date, interests are accrued until the date of payment. Additionally, payments under the Cañadón León PPA are guaranteed by FODER as part of the RenovAr 2.0 program.

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Private PPAs

YPF PPAs

Self-Generation with YPF

Power Generation Asset	Off-taker	Committed Capacity (MW)		Type of fuel	Term (in years)	COD	Expiration Date
Loma Campana I	YPF	105		Natural gas(2)	15	2017	November 14, 2032
Loma Campana Este	YPF	8		Natural gas(2)	3	2017	May 20, 2026(3)
LPC I	YPF	60	(1)	Natural gas and liquid fuel(2)	12	2018	January 4, 2033
Manantiales Behr	YPF	58		Natural gas(2)	20	2021	March 27, 2041

(1)	Corresponds to the power consumed during 2025. There is no committed capacity under our PPA with YPF for our LPC I power plant.
(2)	Pursuant to the terms of the PPAs, fuel is supplied by YPF free of charge for power generation.
(3)

As of the date of this prospectus, we have completed negotiations with YPF to renew the term of the PPA for our Loma Campana Este power plant for an additional 18 months, and the execution of the renewal agreement is subject to obtaining our internal approvals.

Loma Campana I PPA

By way of Resolution No. 307/2016, the Secretariat of Energy authorized us to act as distributed self-generator for the WEM in respect of Loma Campana I power plant. Accordingly, a power availability agreement was entered into with YPF involving the entire nominal capacity of the power plant, which is allocated to YPF’s several consumption points (the “Loma Campana I PPA”). The Loma Campana I PPA provides for a 15-year term as of November 15, 2017, the date committed under the PPA for the respective COD, expiring on November 6, 2032.

The prices included in the Loma Campana I PPA are denominated in U.S. dollars and payable in Argentine pesos at the exchange rate published by the Central Bank on the date before to the payment.

The Loma Campana I PPA provides for compensation in case of termination at YPF’s fault, making up for the revenues remaining under the contract for the unexpired term. In May 2024, as a result of the unavailability of the Loma Campana I power plant, YPF notified the Company of its right to exercise the termination of the Loma Campana I PPA for cause attributable to the Company. As of the date of this prospectus, YPF has not yet exercised that option. From November 2025 to March 2026, 30 MW of the energy produced by Loma Campana I thermal plant was being traded on the spot market.

Following YPF’s plan to divest certain conventional hydrocarbon production assets, which has launched in 2024 and aims to optimize YPF’s asset portfolio and focus its investments on the Vaca Muerta region of Argentina, YPF’s demand for energy supplied by our Loma Campana I power plant has decreased, thus some of the energy generated by the plant is currently sold on the spot market.

Loma Campana Este PPA

Loma Campana Este PPA was entered into as a result of having been awarded the bidding process launched by YPF for the supply of distributed power in the area of Loma Campana reservoir. The Loma Campana Este thermal power plant operates as a power self-generator for YPF and is not connected to the SADI.

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The original agreement was for a term of 36 months commencing on July 11, 2017. On July 21, 2020, following YPF’s request to extend the Loma Campana Este PPA, the agreement was amended to a guaranteed power of 5 MW. Subsequently, in July 2021, the contracted power increased to 8 MW until May 20, 2026. As of the date of this prospectus, we have completed negotiations with YPF to renew the term of the PPA for our Loma Campana Este power plant for an additional 18 months, and the execution of the renewal agreement is subject to obtaining our internal approvals.

According to the Loma Campana Este PPA, the price payable consists of the following:

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a “rental rate,” which is a variable payment denominated in U.S. dollars calculated based on the power supplied to YPF that covers our operational and maintenance costs of the plant (excluding fuel consumption), calculated based on the amount of power generated and the type of fuel used;

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a “standby rate” that consists of a payment denominated in U.S. dollars for all the capacity contracted under the Loma Campana Este PPA (which is currently 8 MW) which YPF must make if YPF’s power demand is less than the contracted capacity, YPF must pay the rental rate for the contracted capacity; and

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an “operations and maintenance fee” which consists of a monthly fee paid in Argentine pesos to cover the costs associated with the remote operation of Loma Campana Este from Loma Campana I and Loma Campana II.

LPC I PPA

On December 29, 2021, we entered into a U.S. dollars denominated PPA with YPF for the power generated by our LPC I power plant acting as self-generator under Resolution SE No. 269/08, in order to supply YPF’s demand in La Plata refinery, which expires on January 4, 2033.

In November 2024, the power generated by our LPC I power plant was included in the distributed self-generator regulatory agent of Loma Campana I, under the terms of the original PPA, in order to supply power to YPF’s Lujan de Cuyo refinery.

Under this PPA, there is no minimum committed capacity. In 2025, the average demand supplied by our LPC I power plant to YPF was 54 MW for the La Plata refinery and 23 MW to the Lujan de Cuyo refinery. The remaining energy generated is sold in the spot market pursuant to Resolution No. 400/2025.

Manantiales Behr PPA

We entered into a PPA with YPF involving the entire nominal capacity of the power plant the Manantiales Behr thermal plant (the “Manantiales Behr PPA”). The agreement is for a term of 20 years, denominated in U.S. dollars and commenced on November 26, 2020.

However, given that YPF has been negotiating assignment agreements as part of the divestment of certain conventional hydrocarbon production assets, YPF Luz is currently reviewing the potential transfer of YPF’s contractual position under this PPA to new customers, subject to the completion of the divestitures.

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Steam Purchase Agreements of Cogeneration Plants

Our cogeneration assets committed under long-term sale agreements are listed below:

Power Generation Asset	Counterparty under Agreement	Contracted Volume	TOP/DOP	Fuel	Term (in years)	Commencement Date	Expiration Date
LPC I	YPF	190/210 TN/h	100%	Natural Gas supplied by YPF	15	January 1, 2018	January 4, 2033
LPC II	YPF	190/200 TN/h	100%	Natural Gas supplied by YPF through tolling arrangement	15	December 30, 2020	December 30, 2035

In February 2018, effective as of January 1, 2018, we started to supply steam to YPF from our LPC I power plant, pursuant to a long-term steam sale agreement. Pursuant to this agreement, we agreed to deliver a volume from 190 tn/h to 210 tn/h, subject to a take or pay agreement by YPF equal to 190 tn/h, and YPF supplies any necessary fuel for generation of energy and the resulting steam.

In December 2020, we began supplying steam generated by our LPC II power plant to YPF pursuant to a fifteen-year term agreement with YPF which we entered into in October 2020. According to this agreement, we committed to deliver a volume of between 190 tn/h to 200 tn/h, with a take or pay by YPF of 200 tn/h, and YPF committed to supply the necessary fuel for the generation of the steam.

Private PPAs with Private Industrial Clients and Distributors

We have signed several PPAs through participation in the following markets:

•	MATE, within which power generators may enter into PPAs for the sale of renewable or thermal energy to private parties; and

•	MATP, within which power generators may enter into PPAs for the sale of energy capacity to private parties.

Private Renewable Energy PPAs

Our PPAs with YPF and other private industrial clients for our renewable plants are denominated in U.S. dollars, and the rates under such PPAs are payable in Argentine pesos at the exchange rate published by the Central Bank or the BNA, as applicable, on the date before the payment dates. The weighted average life for our PPAs entered into with private clients is 10.1 years. The terms and conditions of the PPAs entered into with private large users may vary significantly.

Below is a detail of our renewable plants committed under our PPAs in the private market.

Renewable Plant(1)	Off-taker	Installed Capacity (MW)	% Contracted Energy	Average Total Life (Years)	Average Remaining Life (Years)(1)
Manantiales Behr Wind Farm	Large Users	104	100%	13.3	8.1
Cañadón León Wind Farm	Large Users	22	100%	14.9	10.6
Los Teros Wind Farm	Large Users	175	100%	13.2	8.1
General Levalle Wind Farm	Large Users	155	100%	7.0	5.4
CASA Wind Farm	Large Users	63	100%	12.4	12.1
Zonda Solar Farm	Large Users	100	100%	7.5	3.9
El Quemado Solar Farm	Large Users	305	76%	6.2	5.8
Total	Large Users	923	93%	10.1	7.2

(1)	As of May 1, 2026.

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In August 2018, we entered into a 15-year PPA with YPF for a capacity of 49.5 MW and an energy delivery commitment of 210,240 MWh/year (the “Manantiales Behr PPA”). The Manantiales Behr PPA entered into force in August 2018 on the COD of the Manantiales Behr Wind Farm first stage. The Manantiales Behr PPA is structured on a take-or-pay basis, with an annual adjustment factor denominated in U.S. dollars and payable in Argentine pesos at the prevailing exchange rate of the immediately preceding business day of the payment date. The Manantiales Behr PPA provides for compensation in case of termination at YPF’s fault, making up for the revenues remaining under the contract for the unexpired term. The remaining installed power capacity of the Manantiales Behr Wind Farm is committed to diverse private sector entities.

We have contracted all the available energy generated through Los Teros wind farm through PPAs entered into with YPF and various private sector users, with terms ranging from 4 to 20 years. In 2019, we entered into a fifteen-year term PPA with YPF for the supply of 60.40 MW generated by the Los Teros Wind Farm, effective as of September 2020. In addition, we have entered into PPAs with other private sector users for the supply of energy generated by our Los Teros wind farm, which have been allocated 175 MW of dispatch priority in the transport capacity for the MATER. These PPAs have an average remaining term of 8.1 years and are denominated in U.S. dollars.

In December 2021, we entered into a fifteen-year term PPA with YPF for the supply of 21.15 MW generated by the Cañadón León Wind Farm. This PPA is denominated in U.S. dollars and payable in Argentine pesos at the exchange rate on the date before the payment dates published by the Central Bank. This PPA became effective after the date of COD of the Cañadón León Wind Farm.

We have entered into PPAs with private sector large users for the supply of power generated by the General Levalle wind farm, which have been allocated 153 MW of dispatch priority in the transport capacity for the MATER. These PPAs have an average remaining term of 5.4 years and are denominated in U.S. dollars.

We have entered into PPAs with private sector large users for the supply of power generated by the Zonda solar farm, which have been allocated 100 MW of dispatch priority in the transport capacity for the MATER. These PPAs have an average remaining term of 3.9 years and are denominated in U.S. dollars.

We have entered into PPAs with private sector large users for the supply of power generated by the El Quemado solar farm. These PPAs have an average remaining term of 5.8 years and are denominated in U.S. dollars and payable in Argentine pesos at the exchange rate on the date before the payment dates published by the Central Bank.

We have entered into a 25 year-term PPA with Cementos Avellaneda S.A. for the supply of 28 MW generated by the CASA wind farm, and into multiple PPAs with other private industrial users for the supply of 35 MW generated by the CASA wind farm. These PPAs have an average remaining term of 6.1 years and are denominated in U.S. dollars and payable in Argentine pesos at the exchange rate on the date before the payment dates published by the Central Bank.

Private Thermal Energy PPAs

In accordance with Resolution No. 400/2025, thermal power generators may contract up to 20% of their monthly energy production with large users on the MAT (the restriction remains in effect until 2030), if they have a COD prior to January 1, 2025. There are no restrictions on contracting with distributors. Those with a COD after January 1, 2025, or those investing in projects to expand natural gas transmission capacity, have no contracting limits.

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Within this regulatory framework, effective as of November 2025, we have signed PPAs with large users with an average life of 3.1 years. The terms and conditions of the PPAs entered into with may vary significantly. All the PPAs are denominated in U.S. dollars, and the rates under such PPAs are payable in Argentine pesos at the exchange rate of the date before the payment date published by the Central Bank or the BNA.

Thermal Power Plant	Off-taker	Contracted Energy (MW)	Average Total Life (Years)	Average Remaining Life (years)(1)
Central Dock Sud	Large Users	40	3.1	2.7

(1)	As of May 1, 2026.

Private Capacity PPAs

In accordance with Resolution No. 400/2025, thermal power generators may contract all their capacity in order to meet the power requirement of large users and distributors on the MATP.

Within this regulatory framework, effective as of November 2025, we have signed PPAs with large users. The terms and conditions of the PPAs entered into may vary significantly.

Thermal Power Plant	Off-taker	Contracted Energy (MW)	Average Total Life (Years)	Average Remaining Life (years)(1)
Tucumán Power Plant	Large Users	42	1.0	1.0

(1)	As of May 1, 2026.

Private PPAs with Distributors

BESS PPA

As of the date of this prospectus, we have entered into a 15-year PPA with EDESUR, the second largest electricity distribution company in Argentina, for 100% of the storage capacity of our BESS. The PPA provides a capacity price (12,815 US$/MW-month), which is adjusted by a season factor; an energy price (10 US$/MWh), and a charge / discharge efficiency cost (20 US$/MWh). The PPA is supported by a payment guarantee from CAMMESA pursuant to which CAMMESA is obligated, upon receiving funds from the Secretariat of Energy, to reimburse the Company for any costs associated with the PPA which EDESUR is unable to pass through to its end users.

Power Generation Asset	Off-taker	Committed Capacity (MW)	Average Price for Capacity (US$/MW/ Month)	Average Price for Electricity (US$/MWh)	Term (in years)		Expected COD
BESS	EDESUR	90	12,815	10	15	(1)	Expected 4th quarter of 2026

(1)	The expiration date of the agreement will depend on the date on which our BESS commences operations.

Spot Market

The remuneration regime under the spot market has been subject to numerous amendments in the last years. More recently, on October 20, 2025, the Secretariat of Energy issued Resolution No. 400/2025, which established the new guidelines for the remuneration scheme in the Spot Market. In accordance with Resolution No. 400/2025, any energy and capacity that is not covered by contracts is traded on the spot market. This energy or capacity may come from uncontracted capacity or surpluses over committed power.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Thermal power generators in the spot market, including us, receive two types of remuneration from CAMMESA based on the available capacity of the thermal power plant during each designated hour and the energy effectively delivered. Capacity prices are denominated in U.S. dollars and converted into Argentine pesos at the exchange rate published by the Central Bank on the last business day of the month. Energy prices are calculated every 15 days based on the energy system’s marginal energy costs and our VPC, which are denominated in U.S. dollars, and converted into Argentine pesos at the exchange rate published by the Central Bank on the date on which the declaration of VPC expires.

Thermal power generators that began operating before January 1, 2025 are subject to a maximum hourly marginal income from the spot market limited to 15% in 2026, 25% in 2027, and 35% in 2028. Power plants with VPC below 60 US$/MWh are guaranteed a minimum hourly marginal income of 2 US$/MWh, while those power plants with a VPC of 60 US$/MWh or higher are assured at least 7 US$/MWh. Thermal power generators with commercial operations as from January 1, 2025 are not subject to a maximum hourly marginal income. As a result, the energy produced by CDS from the firm gas transportation volume allocated through the TGS bidding process will not be subject to a maximum nor minimum hourly marginal income.

Renewable power generators in the spot market, including us, receive a remuneration from CAMMESA based on the energy effectively delivered and the marginal energy cost of the system, with a minimum of 32 US$/MWh for renewable plants with commercial operation prior to December 31, 2024. Renewable plants with commercial operations as from January 1, 2025 are not subject to maximum or minimum remunerations. This remuneration is denominated in U.S. dollars and payable in Argentine pesos at the exchange rate published by the Central Bank on which the declaration of VPC expires.

Pursuant to Resolution No. 400/2025, the supply of natural gas can be arranged through self-managed fuel procurement. This can be done by executing the Natural Gas Agreement to access volumes purchased by CAMMESA under the Plan Gas (in effect through December 2028) or by carrying out self-managed fuel procurement by themselves. With respect to the supply of alternative fuels, Resolution No. 400/2025 establishes that procurement thereof must be fully managed by the generators.

Competition

The demand for energy in Argentina is satisfied by several public and private power generation companies. Between 2002 and 2015, there was no significant competition within the Argentine electricity industry due to the regulatory framework at that time. Since 2015, the addition of new installed capacity through various tenders, both thermal and renewable, and moderate demand growth has introduced new participants into the Argentine energy sector.

As of November 1, 2025, upon the entry into force of Resolution No. 400/2025, the electricity generation market has operated under a new regulatory framework that enables free contracting among market participants, decentralizes fuel supply, and introduces economic incentives to encourage the addition of new generation capacity and promote competition. This framework seeks to create a competitive market based on marginal costs and the declared variable cost of production of generation units. For further information, see “Industry and Regulatory Overview–The Wholesale Electricity Market (WEM).”

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In the WEM, we face competition from private companies. The following chart shows a comparative overview of our competitors in the WEM, including their installed capacity, number of power plants they operate, and their capacity under construction.

Source: CAMMESA and public filings from competitors.

The following charts show our market shares in terms of total installed capacity and renewable installed capacity as of the date of this prospectus, compared to the share of our competitors.

Total Installed Capacity (GW)

Source: CAMMESA.

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Renewable Installed Capacity (GW)

Source: CAMMESA.

Competition for Dispatch

Power plants are dispatched based on a cost-driven merit order. CAMMESA runs a centralized dispatch and calculates hourly spot prices based on the production costs and availability declared by WEM agents, taking into account each plant’s VPC, operating constraints in generation and transmission, and system demand. Dispatch priority is as follows, from highest to lowest:

•	run-of-river hydro plants (their generation cannot be interrupted for operational reasons);

•	nuclear plants (their generation cannot be interrupted for operational reasons);

•	renewable generation; and

•	thermal and reservoir hydro generation.

Given that CAMMESA’s contractual commitments under Plan Gas remain in effect, as of the date of this prospectus, fuel volumes for thermal dispatch are allocated according to the following priority order:

•	1st priority: CAMMESA’s take-or-pay under Plan Gas and the take-or-pay commitments of generators with their own gas that have taken volumes under Plan Gas.

•	2nd priority: remaining volumes between the daily maximum quantity and the take-or-pay commitments of generators with their own gas that have taken volumes under Plan Gas.

•

3rd priority: remaining volumes between the daily maximum quantity and CAMMESA’s take-or-pay under Plan Gas, and generators with their own gas (not included in the 1st and 2nd priority) compete on price until the thermal generation requirement is met.

•

4th priority: alternative and/or imported fuels, typically driven by higher demand, limited natural gas availability, fuel transportation and/or distribution constraints, and/or other temporary factors.

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The following charts show our market share in terms of energy generation for 2025.

Market Share 2025 Energy Generation [%]

Source: CAMMESA.

Market Share 2025 Renewable Energy Generation [%]

Source: CAMMESA.

Commercial Competition

Commercial competition is determined by the ability of electricity generators to participate in the MATE and the MATP. Resolution No. 400/2025 authorizes bilateral contracts among generators, distribution companies, and large users to contract both energy and capacity, thereby enabling competition among generators to attract customers. Under Resolution No. 400/2025, within the MATE, which was limited to renewable generators from 2017 to 2025, competition is expected to increase under the following conditions:

(a)	Thermal plants with COD before January 1, 2025:

i.

Up to 20% of the monthly energy generation may be contracted with large users and with distribution companies for their GUDIS (large-volume electricity consumers that purchase power through distribution companies).

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ii.	Up to 100% of monthly energy generation may be contracted with distribution companies to cover uncovered seasonal demand.

iii.	From January 1, 2030, thermal generation may contract with any type of spot-market demand without quantitative limits.

(b)

Plants with COD on or after January 1, 2025 with self-managed fuel supply, or existing plants with additional firm gas transportation, may contract with any type of spot-market demand without limitations.

Resolution No. 400/2025 also enables capacity contracting in the MATP to cover firm capacity requirements for both Distribution Companies and large users, without including limitations related to existing versus new generation, but excluding renewable generators.

The following chart shows the distribution of energy generation across all markets during the month of March 2026.

Energy Generation Distribution

Source: CAMMESA.

In addition, the following charts show our market share in the MATE, renewable MATE, thermal MATE and MATP during the full year 2025.

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Market Share in the MATE

Source: CAMMESA.

Market Share in the Renewable MATE

Source: CAMMESA.

Market Share in the Thermal MATE

Source: CAMMESA.

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Competition for Expansion

We face competition when seeking to expand our generation portfolio. We may compete with other generators when: (i) bidding on new generation or storage projects to serve demand growth, in either the priority or private market, (ii) participating in mergers, acquisitions or public concession tenders for energy assets, or (iii) bidding for gas transportation capacity or transmission line construction rights that provide dispatch priority.

Environmental, Social and Governance

We manage environmental, social and governance (“ESG”) risks across our operations and value chain. Our ESG strategy, which is updated on a periodic basis in accordance with our strategic priorities, is based on four pillars which are designed to support responsible operations and strengthen the Company’s long-term competitiveness: (i) environmental commitment, (ii) social commitment, (iii) operational excellence, and (iv) integrity.

We conduct an annual review of our ESG strategy to assess and identify material issues that emerge through ongoing dialogue with our key stakeholders. This process ensures that our approach remains aligned with the evolving expectations and concerns of investors, clients, employees and other important audiences, allowing us to prioritize initiatives that have the greatest impact on our business and society.

Pillars	Environmental Commitment	Social Commitment	Operational Excellence	Integrity

Focus	We generate efficient electric power, optimizing the use of natural resources and aiming to minimize environmental impact through emissions management, responsible water use, proper waste management, and biodiversity protection. These actions are complemented by climate change adaptation and mitigation measures that strengthen the resilience of our operations.	We promote a safe, fair and high-quality working environment for our employees and for all individuals who work at or visit our operations. We contribute to the development of the communities where we operate and foster ongoing engagement with our stakeholders, addressing their needs and expectations.	We generate energy with high reliability, availability and efficiency through operational excellence in the management and maintenance of our assets. We promote continuous innovation and digital transformation in our processes and encourage the adoption of responsible practices across our value chain, ensuring compliance and delivering value to our customers.	Regulatory compliance, integrity and transparency are at the core of all the Company’s activities and guide the way we operate, both internally and throughout our value chain. We promote proactive risk management, strengthen our emergency response capabilities, and foster information security and cybersecurity as fundamental pillars for reliable and ethical operations.
Associated material topics	• Climate change adaptation and mitigation • Emissions management and air quality • Water resources management • Surplus materials and waste management • Biodiversity	• Occupational health and safety • Quality employment • Community investment and development • Stakeholder engagement • Diversity and equal opportunities • Human rights	• Efficient and sustainable energy generation • Responsible value chain management • Asset integrity and maintenance • Innovation and digital transformation • Customer focus	• Corporate governance, integrity and anti-corruption • Cybersecurity and information security • Risk management and emergency response

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Pillars	Environmental Commitment	Social Commitment	Operational Excellence	Integrity
2030 Ambitions	-20% CO2e emissions intensity vs. 2020(1)	< 0.85 accident frequency rate >25% women in supervisory and management roles within the Company	1.2 GW renewable installed capacity	>90% of employees trained in ISO 37001 compliance certification(2)
2025 Progress	-17% CO2 equivalent emissions intensity vs. 2020(1)	0.32 accident frequency rate 25% women in supervisory and management roles within the Company	0.757 GW renewable installed capacity(3)	79% of employees trained in Compliance ISO 37001 certification(2)

(1)	Refers to direct CO2 equivalent emissions intensity (Scope 1).
(2)	Calculated based on the annual average of personnel trained in compliance matters, as a percentage of the annual average total workforce.
(3)	Includes 100 MW from El Quemado solar farm, which reached partial commercial operations in December 2025.

In March 2026, EcoVadis, a global platform that provides sustainability ratings, awarded our sustainability management the silver category, which represents a high level of sustainability performance. This assessment involves a comprehensive review of environmental management, human rights, ethics and supply chain practices.

The following key performance indicators are organized by ESG pillar, showcasing how sustainability is embedded within our business strategy. Together, these metrics highlight our ongoing commitment to environmental stewardship, social responsibility, operational excellence, and integrity. Below are our key ESG figures for 2025:

Environmental Commitment	Social Commitment	Operational Excellence	Integrity
• 0.285 CO2e emissions intensity • 65.728 VCS CO2 certificates issued • 50% of waste reutilized (+14% vs 2024)	• 0 fatalities • 0.32 Accident Frequency Index • 61% employees participated in social investment • 15,000 social investment beneficiaries	• 34 Client Net Promoter Score (NPS) • 4.2 Stakeholder satisfaction Index	• ISO 37001 Anti-corruption certification • 79% employees trained in compliance • 100% Compliance Channel inquiries treated. • 100% due diligence to third parties

Environmental Management

We designed our environmental management system to comply with all applicable legal requirements and internal regulations. It also aims to manage environmental aspects and impacts associated with construction and operations effectively, and to control environmental risks that could have economic, operational or reputational consequences. Within this framework of prevention and continuous improvement, we have strengthened operational controls relating to waste, effluent, emissions and birdlife management, among others.

As part of the development stage of each project, we carry out an assessment to identify possible environmental and social impacts early and establish action plans to avoid, minimize and/or compensate for them. The action plan varies in each project and is defined together with the implementing authority and with community participation. We initiate environmental and social impact

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assessment studies in the feasibility phase of each project, allowing for early and effective management. This information allows us to design the management and monitoring plans, ensuring comprehensive management of the project in all its phases.

Once in operation, we implement and certify the environmental management system under the ISO 14001 standard, ensuring the continuity of what is planned in the environmental and social impact assessment. Through a process of planning, execution, verification and continuous improvement, we guarantee an efficient and responsible environmental management.

We have obtained the environmental permits required by applicable environmental laws and regulations and have environmental management plans approved by the relevant regulatory authorities. Our assets are certified under internationally recognized ISO standards, demonstrating our commitment to operational excellence, as set forth in the following chart.

ASSET	ISO 9001	ISO 14001	ISO 45001	ISO 50001	ISO 37001
El Bracho	●	●	●	●	●
San Miguel de Tucumán	●	●	●	●	●
Tucumán	●	●	●	●	●
La Plata Cogeneration I	●	●	●	●	●
La Plata Cogeneration II	●	●	●	●	●
Loma Campana I	●	●	●	●	●
Loma Campana II	●	●	●	●	●
Loma Campana Este	●	●	●	●	●
Manantiales Behr Wind Farm	●	●	●		●
Los Teros Wind Farm	●	●	●		●
Manantiales Behr Thermal Power Plant	●	●	●	●	●
Cañadón León Wind Farm	●	●	●		●
Zonda Solar Farm	●	●	●		●
Central Dock Sud	●	●	●	●	●
General Levalle Wind Farm	●	●	●		●

The following chart provides an overview of our main environmental achievements during 2025 by type of asset:

Thermal Generation	Renewable Generation	Energy Storage System

•

Efficient electric power generation using natural gas as the main fuel

•

Job creation

•

Gaseous emissions, air quality, and CO2e emissions

•

Visual and noise impact

•

Consumption of fuels, water, and chemical.

•

Generation of surplus materials and waste

•

Discharge of liquid effluents

•

Clean electric power generation

•

Job creation

•

Contribution to compliance with the targets set forth in National Law No. 27,191 on Renewable Energy

•

Avoided CO2 emissions

•

Impact on biodiversity (birds and bats).

•

Visual and noise impact

•

Generation of surplus materials and waste

• Contribution to the stability of the national electric power system. • Job creation • Noise impact • Generation of surplus materials and waste

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As of the date of this prospectus, we are not a party to any pending legal proceedings or aware of any threatened legal proceedings involving environmental matters.

Integrated Management System

We implement an integrated management system into our operations which determines our quality, environment, occupational health and safety, and energy efficiency standards. Our integrated management system is based on the following three principles: (i) ensuring safe working conditions through best practices recognized locally and internationally, (ii) minimizing our environmental impact, and (iii) maintaining a healthy working environment for our personnel and the communities in which we operate. Our integrated management system is supported by ongoing training initiatives, and effective communication with stakeholders.

We aim to continuously improve the suitability, adequacy, and effectiveness of our integrated management system by considering:

•	changes in the organizational context;

•	the need for change, the benefits of the change (KPIs and objectives), the resources necessary for implementation, and the risks of the change;

•	ensuring that the quality management system achieves its intended outcomes;

•	promoting continuous improvement and innovation to maintain customer satisfaction; and

•	managing deviations occurring during service development to avoid reducing service quality or making errors that could affect customer satisfaction.

We review the adequacy of our policies and objectives to ensure that they remain aligned with market changes and current legislation.

Remote Operations Center

In 2023, we inaugurated our remote operations center, which is located in our headquarters in the City of Buenos Aires, an advanced facility that centralizes the supervision, control and optimization of all our renewable energy assets. This initiative contributes to resource standardization, emissions reduction and the enhancement of safety standards.

Our remote operations center (i) enables real-time visualization of operational trends, enhancing the understanding of asset performance, (ii) allows us to identify potential failures and operational deviations in an early stage, and the implementation of timely preventive and corrective actions, (iii) provides real-time information both on the remote operations center monitoring screens and on mobile devices used by operational teams and process leaders, and (iv) enables faster decision-making processes, reducing response times to operational events.

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Technological Innovation

Our technology innovation strategy is based on the following four core pillars:

Digital Operations	Digital Management Processes	Digitalized Businesses	Digital Customer
Digitize, automate and optimize YPF Luz’s operations.	Improve internal efficiency through task standardization and automation.	Enable and enhance new business models through technology.	Enhance the customer experience, both internal and external.

• Smart processes and assets • Predictive operations and maintenance • Autonomous and remote operations • Data-driven decision-making	• Digitization and automation of processes • System integration • Robust technology infrastructure (communications, networks and data warehouses) • Automated contracting and management of electricity

•

Digital solutions for products and services

•

New technological capabilities that generate value

•

Enablers for innovative business models within the energy sector

•

Blockchain-based platform for energy contracting and tokenization

•

Digitization of customer interactions

•

Solutions that enhance transparency, agility and value creation

•

Improved response times and quality of service

•

Digital experience with real-time data, billing and savings simulation

Safety and Health

We maintain an occupational health and safety management system which is integrated into our integrated management system, and is aligned with ISO 45001:2018, an international standard that specifies requirements for occupational health and safety management systems, and the standards promulgated by the International Finance Corporation.

Our occupational health and safety management system enables us to identify and assess work-related risks, strengthen our operational controls, and ensure compliance with applicable laws and regulations, aligning safety with our values, strategy, and objectives. Through our occupational health and safety management system, we trace and investigate incidents, identify system failures, implement corrective measures based on our risk assessment, and monitor improvement plans. Preventive risk observations are reviewed in monthly committees, where corrective measures and specific actions are defined to reduce risks.

We provide occupational health services to employees and contractors, including health monitoring, risk exposure assessments, emergency response, first aid provision, participation in incident investigations, and the implementation of training and wellbeing programs. Occupational health risks are continuously monitored, medical examinations are carried out based on identified risks, and mitigation measures are defined accordingly.

Insurance

We carry insurance policies that cover our key operational risks, including machinery breakdowns and business interruptions. This insurance provides coverage for damages and losses arising from earthquakes, hail, fire, lighting, floods and explosions for all our thermal plants, wind farms and solar farms, among other events. We also maintain civil liability coverage for damages caused by us to third parties of up to US$400 million. We maintain risk coverage for our vehicles, buildings, personal

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property and electronic equipment. In addition, we usually acquire insurance against construction and assembling risks, with civil liability coverage, for the capital investment projects we undertake. We also maintain D&O for civil liability.

We believe that the level of insurance coverage that we maintain is reasonably appropriate for the risks that our businesses face and are comparable to the level of insurance and reinsurance coverage maintained by other companies of comparable size operating in the businesses in which we are engaged in Argentina.

Employees

Our labor force consists of permanent and temporary personnel which as of December 31, 2025 and 2024, totaled 490 and 479 employees, respectively.

The following tables present the breakdown of our employees by main category of activity and by geographic location for the years indicated.

Location	2025	2024
Neuquén	24	32
Tucumán	117	124
Ciudad Autónoma de Buenos Aires	187	149
Buenos Aires Metropolitan Area	134	139
Chubut	29	28
San Juan	3	5
Córdoba	4	3
Mendoza(1)	3	—

(1)	As of December 2025, includes our El Quemado solar farm.

Category	2025	2024
Management	42	42
Supervisory roles	67	71
Coordination/Supervision	87	78
Professionals, Analysts, and Operators	182	181
Technicians	112	107
Interns	11	1

Our team consists of qualified professionals, technicians and experts with experience in the generation industry. Nearly 50% of our employees hold positions that are not subject to collective bargaining agreements, while the remaining 50% is unionized under the following industry unions: (i) Federación Argentina de Trabajadores de Luz y Fuerza; (ii) Sindicato de Luz y Fuerza de Capital Federal; (iii) Sindicato Regional de Luz y Fuerza de la Patagonia; (iv) Asociación de Profesionales Universitarios del Agua y la Energía; (v) Asociación del Personal Jerárquico del Agua y la Energía; and (vi) Asociación del Personal Superior de Empresas de Energía. Historically, we have maintained good relations with the unions and have not experienced strikes, work stoppages or protests.

The collective bargaining period typically runs from March through February of the following year. The frequency varies depending on the prevailing economic conditions. In the context of the current collective bargaining process, meetings were held in March 2026 and an agreement was reached covering the period through June 2026, inclusive, with a review scheduled for July 2026. In 2024 and 2025, there were no service interruptions due to labor union disputes.

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The following chart shows a breakdown of our payroll by geographic area and union as of December 31, 2025. As of the date of this prospectus, we maintain excellent relationships with each of the union representatives, fostering productive and efficient operations.

	Tucumán	City of Buenos Aires	Province of Buenos Ares	Province of Neuquén	Province of San Juan	Province of Córdoba	Province of Mendoza	Province of Chubut	Total
Non-unionized	26	170	36	7	3	3	3	11	259
Unionized	91	6	98	17	—	1	—	18	231

Total	117	176	134	24	3	4	3	29	490

Legal Proceedings

We may be involved from time to time in arbitration proceedings and/or litigation in the ordinary course of business, including contractual claims, environmental claims, labor disputes and tax-related disputes with Argentine provinces and the federal tax authorities. Except as set forth below, to our knowledge, there are no pending suits, investigations or proceedings against us or any of our assets that are reasonably expected to have a material adverse effect on our business, financial condition or results of operations.

On August 29, 2024, we filed a request for arbitration with the ICC against certain affiliates of GE Vernova, in their capacity as contractors and suppliers of equipment and maintenance services for our Loma Campana I power plant. On November 10, 2025, we filed a statement of claim seeking compensation against the affiliates of GE Vernova for damages suffered by the Company as a result of the reduced availability and loss of energy sales at the plant due to successive outages. See “–Our Power Generation Assets–Our Thermal Power Plants–Loma Campana Complex–Loma Campana I.”

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MANAGEMENT

Board of Directors

In accordance with the provisions set forth in Article 12 of our bylaws and applicable law, we are managed by our board of directors which is currently composed of eight directors and up to eight alternate directors. Holders of Class A common shares and holders of Class B common shares have the right to appoint six and two directors, respectively, and up to six and two alternates, respectively. Directors are appointed for a term of three years and may be reelected for subsequent terms of three years indefinitely but, in any case, must remain in office until new directors are appointed by our shareholders meeting. See “Description of Bylaws and Capital Stock.” The current members of our board of directors were elected at the ordinary general shareholders’ meeting held on April 29, 2024, the special Class A shareholders’ meeting held on January 16, 2025, the special Class B shareholders’ meeting held on January 28, 2025 and the special Class A shareholders’ meeting held on March 16, 2026.

Companies listed on the NYSE must comply with the corporate governance standards set forth in Section 303A of the NYSE Listed Company Manual. As a foreign private issuer, we follow the corporate governance practices and independence standards applicable under Argentine law and the CNV Rules, including for purposes of determining the independence of our directors, rather than the corresponding NYSE standards. However, we are required to comply with the audit committee requirements of Section 303A.06 of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act. As of the date of this prospectus,    of the    members of our audit committee is independent pursuant to such regulations. We will be required to have a majority independent audit committee within 90 days after the effectiveness of this registration statement and an audit committee composed entirely of independent directors within one year thereafter. See “—Audit Committee” and “—Corporate Governance Practices.”

Our board of directors meets at least once every month and whenever the chairman of the board deems it necessary or at the request of the majority of our directors or of our Supervisory Committee. Extraordinary meetings of the board of directors may be called by any of the directors. Quorum for a meeting of the board of directors requires the presence of the majority of our directors, present in person, by conference call or videoconference or any other means of communication that allows participants to hear each other, as set forth in Article 13 of our bylaws. Resolutions may be adopted by a majority of directors voting in person or cast by the means of communication referred to above. See “Description of Bylaws and Capital Stock.”

Pursuant to section 59 of the Argentine General Corporations Law, directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to the Company, the shareholders and third parties for the breach of their duties, the applicable law, our bylaws, and for any damage to these parties caused by fraud, abuse of authority or negligence, as provided for in Section 274 of the Argentine General Corporations Law.

Under the Argentine General Corporations Law, our board of directors is in charge of our administration and, therefore, makes any and all decisions in connection therewith, as well as those decisions expressly provided for in the Argentine General Corporations Law, our bylaws and other applicable regulations. Furthermore, our board of directors is generally responsible for the execution of the resolutions passed by shareholders’ meetings and for the performance of any particular task expressly delegated by the shareholders. Under the Argentine General Corporations Law, the duties and responsibilities of an alternate director, when acting in the place of a director on a temporary or permanent basis, are the same as those discussed above for directors, and they have no other duties or responsibilities as alternate directors.

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The business address of our Class A directors is Macacha Güemes 515, C1106BBK, City of Buenos Aires, Argentina, and the business address of our Class B directors is Leandro N. Alem 882, C1001AAQ, City of Buenos Aires, Argentina.

Our directors and alternate directors as of the date of this prospectus are as follows:

Name	Position	Class Designation(1)	Age	Date of Appointment	Term Expiration
Andres Marcelo Scarone	Chairman and Director	Class A	53	January 16, 2025	December 31, 2027
Patrick Leahy	Vice-Chairman and Director	Class B	57	April 29, 2024	December 31, 2027
Santiago Sacerdote	Director	Class A	51	April 29, 2025	December 31, 2027
Pedro Luis Kearney	Director	Class A	44	March 16, 2026	December 31, 2027
Javier Martí	Director	Class A	48	April 29, 2025	December 31, 2027
Hernan Luis Polverini	Director	Class A	42	April 29, 2025	December 31, 2027
Gabriela Dietrich	Director	Class B	40	January 28, 2025	December 31, 2027
Marco Alejandro Bramer Markovic	Director	Class A	54	April 29, 2024	December 31, 2027
María Eugenia Bianchi Pintos	Alternate Director	Class A	40	April 29, 2024	December 31, 2027
Pablo Rizzo	Alternate Director	Class B	57	April 29, 2025	December 31, 2027
Carlos Alberto San Juan	Alternate Director	Class A	56	April 29, 2024	December 31, 2027
Paula Andrea Dutto	Alternate Director	Class A	44	April 29, 2025	December 31, 2027
Gastón Marcelo Laville Bissio	Alternate Director	Class A	41	April 29, 2024	December 31, 2027
Juan Marcelo Fernando De Sousa Nespereira	Alternate Director	Class A	37	April 29, 2025	December 31, 2027
Edward Chao	Alternate Director	Class B	50	April 29, 2024	December 31, 2027
Jonathan Zipp	Alternate Director	Class B	55	January 28, 2025	December 31, 2027

(1)	Refers to the class of shareholder that appointed such director.

Below is a summary of the professional background of each of our directors.

Andres Marcelo Scarone. Mr. Scarone is an industrial engineer from the Catholic University of Argentina (UCA). He completed specialization courses at MIT in the United States and Cambridge in the United Kingdom. He also holds an MBA from the University of Piura in Peru. With more than 30 years in the hydrocarbons industry, he joined YPF S.A. in 1994 in the commercial area of lubricants. Between 1998 and 2010, he held various positions within the Downstream business based in Peru and Ecuador. His last challenge before returning to Argentina in 2010 was as General Manager of Duragas in Guayaquil, a company dedicated to the packaging, distribution and marketing of LPG. From 2010 to 2020, he held various positions at YPF S.A., such as Commercial Planning and Control Manager, Commercial Executive Manager for Argentina and the region, and Trading and Chartering Executive Manager. From 2020 to 2024, he served as General Manager of MEGA, and from 2025 onwards, he assumed the position of Vice President of YPF’s New Energies unit and also Director of YPF Luz.

Patrick Leahy. Mr. Leahy is a Managing Director in the Financial Services business unit of GE Vernova (GEV FS). He is responsible for the global development activities for wind and nuclear small modular reactor projects. Mr. Leahy joined GEV FS’s predecessor entity, GE Energy Financial Services, in 2006 and has held roles of increasing responsibility, including U.S. Execution Leader, and most recently Global Power Leader, where he led gas power development activities. He has more than 25 years of experience in energy and financial services and is a CFA charter holder.

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Santiago Sacerdote. Mr. Sacerdote is an industrial engineer graduated from the Buenos Aires Technological Institute and holds a master’s degree in political science from the Francisco de Vitoria University in Madrid, Spain. He currently works as director of portfolio development for the new energy business at YPF, and has been CEO of Y-TEC, the technological arm of YPF in association with the National Council of Science and Technology, for 7 years. He also served as a board member of Metrogas, YPF Luz, YPF Tecnología, YPF Litio and Bioceres. Previously, he had extensive experience in positions liked to the management of innovation, technology, and business development, such as vice president of technological affairs of CONICET, director of programs and services of the Argentine Industrial Union and strategy consultant for leading companies in Latin America.

Pedro Luis Kearney. Mr. Kearney is a Certified Public Accountant graduated from Universidad Católica Argentina. He has participated in various specialization programs and holds an MBA from Universidad Torcuato Di Tella. He has over 20 years of experience in the YPF group. He joined YPF in 2003 and held various positions in finance, planning, management control, and human resources within the YPF group. From 2014 to 2020, he held the position of Corporate Planning and Management Control Manager and Controller for the downstream business. Previously, he worked in Human Resources, both in Argentina and at Repsol in Spain. From August 2020 to March 2024, he served as Executive Manager of Planning and Finance at YPF. He also served as a board member of YPF Luz and Refinor. From April 2024 to August 2025, he served as CFO of YPF Luz.

Javier Martí. Mr. Martí holds a bachelor’s degree in business administration and a master’s degree in finance, and has completed executive education programs in leadership and business management at leading international business schools. Mr. Martí has more than 20 years of professional experience across financial markets and multinational organizations, with a strong focus on the energy, heavy industry, mining, and e commerce/fintech sectors. He began his corporate career at the Techint Group, where he held several senior leadership roles in Treasury, Corporate Finance, Risk Management, and Financial Analysis, with regional and international responsibilities spanning Argentina, Uruguay, and Europe. In 2021, Mr. Martí joined Mercado Libre, where he led risk management for the company’s e commerce operations, including Marketplace and Logistics. In 2022, he was appointed Head of Corporate Risk, overseeing risk management across all business units. In 2023, he was named Financial Director of Lithium Argentina, where he was responsible for the company’s financial strategy and operations. In 2024, Mr. Martí assumed the role of Director of Risk and Treasury at YPF S.A., where he currently leads the Company’s Insurance activities, Credits and Collections, Enterprise Risk Management framework, and Treasury operations. Mr. Martí also serves on the Boards of Directors of Metrogas S.A. and Argentina LNG.

Hernán Luis Polverini. Mr. Polverini is an industrial engineer from Instituto Tecnológico de Buenos Aires (ITBA), with extensive experience in the evaluation of companies and upstream assets in Latin America and the USA. He has accumulated more than 15 years of know-how in business development and strategic planning within the Oil & Gas and Energy industry. He began his career at Techint Group, where he worked in business development and strategic planning. Later, he joined YPF S.A., taking on roles such as Business Development Manager and eventually becoming Executive Manager for Business Development for the entire YPF Group. Throughout his career, he has led multidisciplinary teams in bidding processes, M&As, and strategic negotiations with leading sector companies. Recently, he led the portfolio reconversion process at YPF, successfully executing the divestment of nearly 50 conventional fields and reinforcing the company’s position in non-conventional assets, acquiring top-tier NOC assets in both gas and oil.

Gabriela Dietrich. Ms. Dietrich holds a degree in business administration from the Getulio Vargas Foundation, in Brazil (Fundação Getulio Vargas) with a specialization in banking and financial services from New York University. Ms. Dietrich joined General Electric in 2011 and has coordinated the development and execution of strategic transactions in project finance within the energy, oil and gas

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and transportation units in Brazil. She is currently a Senior Vice Presidente responsible for overseeing Financial Services activities including portfolio management within Latin America. Prior to joining General Electric in 2011, Ms. Dietrich worked at ABN AMRO and Santander in the investment banking sector.

Marco Alejandro Bramer Markovic. Mr. Bramer is a business administration graduate from the University of San Andres and has worked in the financial sector for over 15 years, 10 of which abroad, at Chase Manhattan Bank and BNP Paribas. He joined YPF as executive finance manager in March 2024.

María Eugenia Bianchi Pintos. Ms. Bianchi holds a law degree from the Argentine Catholic University and she is a master degree candidate in business law from the University of San Andrés and has a postgraduate degree in oil and natural gas law from the University of Buenos Aires. In addition, she attended the executive program on renewable energy from UCES University (Universidad de Ciencias Empresariales y Sociales). She is a lawyer in the natural gas and energy management group of YPF Legal Services Senior Management department. Ms. Bianchi also serves as regular statutory auditor of CDS and IDS.

Pablo Rizzo. Mr. Rizzo is a petroleum engineer from the National University of Cuyo (Universidad Nacional de Cuyo), and a safety and hygiene engineer from the National Technological University (Universidad Tecnológica Nacional). He has 29 years of experience in the petrochemical and oil refinancing industry. Mr. Rizzo currently works as executive manager of downstream technical solutions at YPF and served as director of Profertil S.A. In the past, he held managerial positions at the La Plata Industrial Complex from 2020 to 2022, the Lujan de Cuyo Industrial Complex from 2017 to 2020, the Plaza Huincul Industrial Complex from 2011 to 2017.

Carlos Alberto San Juan. Mr. San Juan holds a law degree from the University of Buenos Aires. He was an associate at Nicholson y Cano Abogados law firm from 1994 to 2000 and was a sole practitioner from 2000 to 2003. In 2003, he joined the Legal Services Management group of YPF’s Refining & Commercialization Department. From 2009 to 2014, he served as Neuquén-Río Negro Legal Services Manager, and between 2015 and 2017 he served as Legal Services Manager of Affiliates. Since September 2017, he serves as Natural Gas and LPG Legal Services Manager of the Legal Services Vice-Presidency of YPF.

Paula Andrea Dutto. Ms. Dutto obtained her degree in public accounting and business administration from the Argentine Catholic University and her degree in accounting, administration, and business management from the University of San Andres (Universidad de San Andrés). She participated in the business management program developed jointly by the Austral University Business School and the University of Buenos Aires. She has taught undergraduate courses at the Argentine Catholic University and the University of Buenos Aires. She currently serves as Department Manager of Accounting and Reporting at YPF, previously serving as Accounting Manager, UTs Manager, and other positions in the industry since she joined YPF in 2004.

Gastón Marcelo Laville Bisio. Mr. Laville holds a degree in economics from the University of Buenos Aires, where he graduated cum laude in 2008. He has a decade of experience in the energy industry, holding positions related to market, investors, competence intelligence, asset and portfolio valuation, focused on upstream. In addition, he took training courses in project management, leadership and decision making and risk analysis, among others. Mr. Laville is currently working on the Gas and Energy Strategical Planning team of YPF.

Juan Marcelo Fernando De Sousa Nespereira. Mr. De Sousa Nespereira is a Certified Public Accountant, graduated from the University of Buenos Aires. In 2023 and 2024, he completed

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management programs at the IAE. In 2012, he joined YPF in the Accounting Department. From 2014 to 2016, he served as Head of 20F Reporting and Debt Issuance in the Finance Department. From 2017 to July 2023, he served as Manager of Planning and Management Control. Since July 2023, he has been Executive Manager of Planning, Management Control, Investments, and Strategy. Since April 2025, he has been Executive Manager of Planning.

Edward Chao. Mr. Chao holds a Bachelor of Arts degree in Computer Science from Cornell University and a Master of Business Administration and Master of Science in Natural Resources and Environment from the University of Michigan. Since 2006, he has worked at GE Vernova Financial Services and other affiliate businesses, where he is currently Senior Vice President, having previously held the positions of Vice President, Assistant Vice President, and Associate. His previous experience includes working for the World Bank from 2005 to 2006 as a short-term consultant, at Siebel Systems from 1999 to 2003 as Product Line Manager, and at Merrill Lynch & Co. as an analyst.

Jonathan Zipp. Mr. Zipp holds a bachelor’s degree in business administration from Ohio State University. He also has an MBA in finance and accounting from Fordham University. Mr. Zipp has been with GE since 2004, having held various positions within the company and been involved in major global transactions. He is currently Senior Vice President responsible for leading transactional teams that implement and manage energy investments executed by GE Energy Financial Services.

Board Composition after the Global Offering

Upon the closing of the global offering, we will have    directors,      of whom will be independent directors. Upon the closing of the global offering,    and    will cease being directors.

Senior Management

Our senior management is in charge of the implementation and execution of our overall short-term and strategic objectives and reports to our chief executive officer. The table below sets forth our senior managers as of the date of this prospectus.

Name	Position	Age	Date of Appointment (*)
Héctor Martín Mandarano	Chief Executive Officer	53	March 2018
Gabriel Eduardo Ábalos	Chief Financial Officer	51	November 2025
Jorge Esteban Ravlich	Electric Business Director	49	March 2018
Santiago Matías Sajaroff	Chief Operations Officer	53	March 2018
Sebastián Pablo Torres	Chief Compliance Officer	52	May 2018
Carlos Dionisio Maria Ariosa	Legal Services Director	60	April 2021
Alejandro Avayú	Cross Services Sr. Manager	55	March 2018
Carlos Mafia del Castillo	Innovation and Technology Sr. Manager	43	February 2019
Mariana Iribarne	Institutional Relationship Sr. Manager	55	June 2018
Gonzalo Gastón Seijo	Projects and Engineering Sr. Manager	52	October 2021
Gisela Elisa Fanciotti	Human Resources Sr. Manager	44	August 2013

(*)	Date of admission or assignment of labor agreement to YPF Luz.

The business address of our senior management is Juana Manso 1069, Floor 5, C1107CBU, City of Buenos Aires, Argentina.

A brief biographical description of each of our senior managers is set forth below.

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Héctor Martín Mandarano. Mr. Mandarano holds an electrical engineer degree from Universidad Tecnológica Nacional (UTN) in Buenos Aires, with a Master in business administration from the Argentine Enterprise Institute and a Master in Management of the Wholesale Electricity Market from the Buenos Aires Technological Institute (ITBA). He has held different positions in the Argentine electricity and energy sectors for the last 29 years, participating in studies of power systems and operation of high voltage networks in SACME (1997-2000), and dispatch and movement of energy in Perez Companc (2000-2002). Mr. Mandarano was Manager of the Electricity Business Division at Petrobras Energía S.A. between 2001 and 2011, and Director of Manuel Belgrano and San Martín thermal power plants between 2002 and 2011. He joined YPF in 2011, as Manager of the Electrical Business Unit, aiming to develop the referred line of business. He was Director in Metrogas between 2014 and 2016 and is Chairman of the Board of Central Dock Sud since 2012. In 2016 he became Executive Manager of the Electric and Renewable Business at YPF. He has served as General Manager of the Company since 2013 and as CEO of the Company since March 2018 up to the present date, thus leading the Company for more than 13 years.

Gabriel Eduardo Ábalos. Mr. Ábalos holds a public accounting degree from University of Buenos Aires (Universidad de Buenos Aires) and earned a Certified International Investment Analyst Certificate issued by ACIIA—The Association of Certified International Investment Analysts®. He began his professional career in 1997 at Arthur Andersen, where he worked in the financial institutions auditing department. In 2003, he joined YPF, where he held several positions in accounting and reporting departments until he was appointed as Manager of Investor Relations and Capital Markets. In 2013 he was appointed Corporate Finance Manager, a position he held until he joined us as Finance Manager in April 2018. In 2024 he was appointed as Project Finance Manager in YPF and in November 2025 he returned to YPF LUZ as CFO.

Jorge Esteban Ravlich. Mr. Ravlich holds a public accounting degree with a major in finance from the University of Buenos Aires. He also holds an executive MBA degree from Austral University Business School. Mr. Ravlich developed his career in the energy sector, with various roles in commercial, planning and business development in Perez Companc, Petrobras and Pampa Energía. He joined the YPF Luz team in 2017 as Strategic Planning and Development Manager. Since September 2021, he has served as Business Development and Commercial Manager and as of 2026 he acts as our Electric Business Director.

Santiago Matías Sajaroff. Mr. Sajaroff holds a degree in electrical engineering from Universidad Tecnológica Nacional of Argentina, a master’s degree in electrical market management from the Buenos Aires Technological Institute, and a master’s degree in business administration (MBA) from the Argentine Catholic University. Before joining YPF, Mr. Sajaroff served as Operations Manager of CDS for almost 8 years, and before that, he held different positions at the same company. At YPF he served as commercial manager of Central Dock Sud, electrical business commercial manager of the YPF Gas and Energy Vice-Presidency, and technical manager and projects and constructions manager of the electrical business of the YPF Gas and Energy Vice-Presidency. Since 2018 he has been serving as our Chief Operations Officer. From 2019 to 2023, he served as President of the Argentine Chamber of Renewal Energy (CADER).

Sebastián Pablo Torres. Mr. Torres holds a law degree from Morón University (Arg.), a master’s degree in business and commercial law from Buenos Aires University (Arg.) and postgraduate studies in Energy Management and Renewable Energy Management from Pontifical Catholic University of Argentina and Austral University (Arg). Prior to joining us in May 2018, Mr. Torres had served in different positions in the Compliance and Legal areas of GE since 2001, including (i) Legal and Compliance Manager of GE Capital Argentina, (ii) Senior Compliance Integration Leader Central America & Caribbean (based in San José—Costa Rica), (iii) Chief Compliance Officer Latin America in GE Global Operations Finance, and (iv) Executive Counsel Compliance Manager & Regulatory Latin

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America in GE Global Law & Policy. Since May 2018, he serves as our Chief Compliance Officer. In addition, in January 2019 he took over the Internal Audit Management. Also, since 2018 Mr. Torres serves as an alternate director of CDS.

Carlos Dionisio Maria Ariosa. Mr. Ariosa is a lawyer, graduated from the Catholic University of Argentina, and holds postgraduate degrees in Oil and Natural Gas Law (Faculty of Law, University of Buenos Aires, 1995) and in Electricity and Natural Gas Market Management (ITBA, 2001). He has served as Legal Affairs Manager/Director at YPF Luz since April 2021. Before joining the Company, he spent 10 years as Legal Affairs Manager at EDENOR, and prior to that, as Legal Affairs Director at Transportadora de Gas del Sur S.A. (TGS), and as Legal Manager of Gas and Energy at Petrobras Energía S.A. (formerly Pecom Energía S.A.). For the past 25 years, Mr. Ariosa has served on the Supervisory Boards of various energy companies, including EDESUR, Transener S.A., Compañía Mega S.A., Transportadora de Gas del Sur S.A., and Sacme S.A., among others. He has also been an alternate director of EDENOR and since April 2022 he has been a regular director of Central Dock Sud S.A. He worked in the Argentine Judiciary and in the Central Bank of the Argentine Republic.

Alejandro Avayú. Mr. Avayú holds a public accountant degree from the University of Buenos Aires, holds a master’s degree in business administration from the Bolivian Catholic University in conjunction with Harvard University, and a postgraduate degree in business management from the Austral University Business School. He joined YPF in 1997, serving in Bolivia, Iran, Dubai and Iraq as finance controller and financial advisor. From 2013 to 2017, Mr. Avayú served as Administration Manager of Marketing Companies of YPF. In August 2017, he joined us as Supply Chain Manager, and since March 2024 he was appointed as our Cross Services Manager and as of 2026 as our Cross Services Senior Manager.

Carlos Mafía del Castillo. Mr. Mafía del Castillo obtained his degree in industrial engineer at the University of Buenos Aires, a postgraduate degree in strategic management at the University of Belgrano, and an executive MBA at the Austral University Business School. He began his professional career in 2005 at EDENOR, passing through Duke Energy and Energy Consulting Services. Mr. Mafía joined YPF Luz in February 2019 to work in the commercial management as head of models and studies and then as head of strategic planning in the electrical business management. In January 2021, he began working as commercial manager of Central Dock Sud. Since February 2023, he has served as Innovation and Technology Manager and as of 2026 as our Innovation and Technology Senior Manager.

Mariana Iribarne. holds a degree in Political Science and Economics from Wake Forest University and a Master’s degree in Public Administration from Columbia University. She has extensive experience in public affairs, institutional relations and sustainability across both the public and private sectors, having worked as a consultant at Argentina’s Ministry of Economy and as an economic advisor at the Australian Embassy and the European Union Delegation in Argentina. She later held leadership roles in corporate affairs and government relations at leading multinational companies such as Intel, General Electric and Visa, with responsibilities across Argentina and the Southern Cone. She currently serves as Institutional Relations and Sustainability Senior Manager at YPF Luz, where she leads the Company’s institutional engagement, sustainability strategy and stakeholder management.

Gonzalo Gastón Seijo. Mr. Seijo obtained his degree in electronic engineering from the National University of Tucumán and his master’s degree in energy from the Center for Studies of Energy Regulatory Activity (CEARE, of the University of Buenos Aires). Among other positions, he served at YPF as project engineer at the Lujan de Cuyo refinery, head of instrumentation and control maintenance at the La Plata refinery, and project manager for the New Coke A in the engineering department. He also worked as project manager at YPF Luz in the El Bracho combined cycle and La Plata cogeneration power plants. He subsequently served as construction manager at YPF Luz until

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his appointment as Project and Works Engineering Manager in October 2021 and as of 2026 as our Project and Works Engineering Senior Manager.

Gisela Elisa Fanciotti. Mrs. Fanciotti obtained a bachelor’s degree in psychology from the National University of Tucumán, and a postgraduate specialization in strategic human resources management from the University of San Andrés. She held different positions in the energy sector, serving as Human Resources Business Partner at Gasmarket from 2007 to 2011, gas marketer at the Argentine Northwest and Pluspetrol Energy S.A. from 2011 to 2013 and Human Resources Business Partner at YPF Energía Eléctrica for the plants located in El Bracho until 2017. In 2017, she assumed the role of Manager of Training and Development until 2021. She also worked as Manager of the Center of Expertise in People and Culture. Mrs. Fanciotti is currently working as People and Culture Manager and as of 2026 as our People and Culture Senior Manager at YPF Luz.

Audit Committee

Our Audit Committee is comprised of    , who is the chair,    and     .

Under the SEC rules applicable to corporate governance, we are required to maintain an audit committee. Each of the members of the audit committee must be financially literate and one must have accounting or related financial management expertise. All members of the audit committee are required to be independent. Independence is determined in accordance with the rules promulgated by the NYSE and SEC.

Pursuant to the Argentine Capital Markets Law and its implementing regulations, we are required to have an audit committee consisting of at least three members of our board of directors with experience in business, finance, accounting, banking and audit matters, and two of such members shall be “independent” according to the criteria established by the CNV.

Our Audit Committee will be comprised by     independent directors. We have determined that (i) each member of our Audit Committee will be financially literate and meet the independence standards and (ii) at least one of the members of our Audit Committee will have accounting or related financial management expertise, in each case in accordance with the applicable NYSE and SEC rules upon effectiveness of this prospectus.

Our Audit Committee oversees the processes of generating accounting and financial information and the audits of our consolidated financial statements. The Audit Committee is responsible for, among other things:

•	Select Independent Auditors and Pre-Approve Services: Select the independent auditors and pre-approve all audit and non-audit services to be provided by our independent auditors.

•	Review Auditor Independence: Conduct regular reviews of the independence of the independent auditors.

•	Review Related Party Transactions: Continuously review all related party transactions.

•	Analyze Financial Statements: Analyze the audited quarterly and audited annual financial statements with management and the independent auditors.

•	Evaluate Audit Committee Charter: Periodically review and reassess whether the audit committee charter remains appropriate.

•	Hold Separate Meetings: Hold separate and regular meetings with management, internal auditors, and independent auditors.

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•	Report to the Full Board: Report to the full board of directors at regular intervals.

•	Other Delegated Matters: Address any other matters specifically delegated to the audit committee by the board of directors from time to time.

Supervisory Committee

Our bylaws provide for a supervisory committee (comisión fiscalizadora) composed of three statutory auditors (síndicos) and three alternate statutory auditors that serve for one fiscal year and may be reelected indefinitely. Pursuant to the Argentine General Corporations Law, only lawyers and accountants admitted to practice in Argentina or joint liability companies composed of such persons may serve as statutory auditors in an Argentine sociedad anónima.

The primary responsibilities of our Supervisory Committee are to monitor the management’s compliance with applicable laws, our bylaws, and our shareholders’ resolutions, and to perform other functions, including, but not limited to: (i) supervise and inspect the corporate books and records whenever necessary, but at least quarterly; (ii) attend meetings of the directors and shareholders; (iii) prepare an annual report concerning our financial condition and submit it to our shareholders at the ordinary annual meeting; (iv) call an extraordinary shareholders’ meeting when necessary, on its own initiative or at the request of the shareholders, or an ordinary one when our board of directors fails to do so; (v) supervise and monitor our compliance with applicable laws, our bylaws and the shareholders’ resolutions; and (vi) investigate written complaints made by shareholders representing at least 2% of the capital stock.

In performing these functions, the Supervisory Committee does not control our operations or assess the merits of the decisions made by the directors.

The following list includes the members of our statutory Supervisory Committee as of the date of this prospectus, who were appointed at the shareholders’ meeting held on April 29, 2026, and whose terms expire on December 31, 2027. Members of the Supervisory Committee will nonetheless remain in office until new members are appointed.

Name	Position	Date of Appointment	Term Expiration
Luis Rodolfo Bullrich	Member	April 29, 2026	December 31, 2027
Marcela Inés Anchava	Member	April 29, 2026	December 31, 2027
Santiago Carregal	Member	April 29, 2026	December 31, 2027
Nicolás Perkins	Alternate	April 29, 2026	December 31, 2027
Francisco Muruzeta	Alternate	April 29, 2026	December 31, 2027
Diego Agustín Chighizola	Alternate	April 29, 2026	December 31, 2027

All of the members of our Supervisory Committee are independent pursuant to the provisions set forth in the Technical Resolutions and, consequently, pursuant to the CNV Rules.

For more information regarding our Supervisory Committee, see “Description of Bylaws and Capital Stock.”

Below is a summary of the professional background of each of the members and alternate members of the Supervisory Committee:

Luis Rodolfo Bullrich. Mr. Bullrich holds a law degree from the School of Law of the University of Buenos Aires, and holds a postgraduate degree in economics from ESEADE Business School at the Argentine Chamber of Commerce. He is a member of the Bar Association of the City of Buenos Aires. He has been recognized as a Leading Individual by the international publication Chambers & Partners,

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The Client’s Guide, 2016 in the Dispute Resolution section. Since 2001, has been a partner at Nicholson y Cano law firm, in charge of the Arbitration and Litigation department. He gives advice on legal issues to companies such as YPF, HSBC, ICBC, The Bank of Tokyo, Sancor, Ledesma, QBE, Zurich, Schlumberger, Mitsubishi and Panasonic, among other corporate clients.

Marcela Inés Anchava. Ms. Anchava holds a law degree from the University of Buenos Aires. In the past, she was a partner at Cárdenas law firm and, since 2013, she is a partner at Nicholson y Cano. Her areas of expertise are the corporate and antitrust fields. Ms. Anchava is a statutory auditor of several companies affiliated to YPF.

Santiago Carregal. Mr. Carregal holds a law degree from the University of Buenos Aires and a master’s degree in law from the University of Illinois in the United States. He has worked as a foreign associate at Shearman & Sterling law firm, in New York, served as Vice-President and Assistant General Counsel at JPMorgan, Buenos Aires branch, and was partner at Carregal & Funes de Rioja law firm. He is currently partner and chairman at Marval, O’Farrell & Mairal and the head of its banking and finance department. He is a member of the Bank Lawyers Committee of the Argentine Republic, and is a postgraduate professor at the University of Buenos Aires, Austral University and the Argentine Catholic University.

Nicolás Perkins. Mr. Perkins holds a law degree from the University of Buenos Aires, a master’s degree in Comparative Jurisprudence from the New York University School of Law and an executive master’s degree in Business Administration from Austral University Business School (magna cum laude). He is partner at Nicholson y Cano Abogados law firm, mainly focused on commercial and natural resources law. He was a director and member of the Audit Committee of Petrobras Energía S.A. (2004-2007), and since 2016 has been a director of Sociedad Anónima Importadora y Exportadora de la Patagonia (La Anónima), among other companies.

Francisco Muruzeta. Mr. Muruzeta holds a law degree from the Argentine Catholic University. He is a partner at Nicholson y Cano Abogados law firm, mainly focused on corporate and antitrust law.

Diego Agustín Chighizola. Mr. Chighizola holds a law degree from the Argentine Catholic University, a master’s degree in law from Columbia Law School, and a master’s degree in Finance from the University of CEMA. He was a foreign associate at Cleary, Gottlieb, Steen & Hamilton in New York. He is currently a partner at Marval, O’Farrell & Mairal, and is a specialist in banking and finance, capital markets, mergers and acquisitions, and development and financing of real estate projects. He is a Business Law professor at the University of San Andrés, and gives lectures in the University of CEMA and Austral University.

Family Relationships

There are no family relationships between any of the directors and executive officers.

Compensation

The Argentine General Corporations Law provides that the compensation payable to all directors (including those directors who are also members of senior management) and members of the Supervisory Committee in a fiscal year may not exceed 5% of net profit for such fiscal year, if the company is not paying dividends in respect of such net profit. The Argentine General Corporations Law increases the annual limitation on director compensation to up to 25% of net profit if all the net profit for such year is distributed as dividend. The compensation payable to directors and members of the Supervisory Committee requires approval of the ordinary general shareholders’ meeting. If one or more directors exercise special commissions or technical administrative functions and the compensation of

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such directors exceeds the limits referred to above, the compensation of such directors may only be paid in excess of those limits if approved by the shareholders’ meeting.

For the fiscal year ended December 31, 2025, the members of our Board of Directors and the Supervisory Committee have waived their right to receive compensation for performance of their duties. For the fiscal year ended December 31, 2025, the aggregate compensation paid to our senior management amounted to US$3.6 million.

The Company’s performance-based compensation programs include performance bonus programs which are intended to motivate and reward individuals for the annual achievement of business objectives. The Company has short-term cash payment benefit programs applicable to certain employees. These programs are mainly based on the performance of the Company and unit objectives and may be increased based on individual performance. The bonus payments are calculated based on the remuneration of each employee, the number of salaries assigned per salary category and certain key factors related to the achievement of the objectives. During 2025, our performance-based compensation program included the payment of cash bonuses to approximately 253 non-unionized employees and 230 unionized employees, including members of our senior management.

In 2019, we adopted an incentive retention plan under which we pay cash bonuses to our key employees, including members of our senior management, based on the Company’s operating and financial performance. The cash bonuses have a vesting period of three years, and are denominated in U.S. dollars and paid in Argentine pesos at the exchange rate published by BNA on the date before the payment date.

We do not maintain share option plans or other equity incentive plans for our directors and executive officers.

Neither we nor any of our subsidiaries have entered into any other agreement that provides for any benefit or compensation to any other director or member of our Supervisory Committee after the expiration of his term or upon his retirement.

Code of Ethics

We have a code of ethics, which applies to all of our directors, officers and employees. Our code of ethics is publicly available on our website: https://www.ypfluz.com/Compliance. We intend to disclose future amendments to, or waivers of, our code of ethics on the same page of our corporate website. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to invest in our ADSs.

Directors’ and Officers’ Insurance

We may contract civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties.

Share Ownership

None of our directors, senior managers and members of the supervisory committee were beneficial owners of shares of the Company as of March 31, 2026.

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Corporate Governance Practices

The table below briefly describes the significant differences between our Argentine corporate governance rules and the NYSE corporate governance rules.

Section	NYSE Corporate Governance Rules	Argentine Corporate Governance Rules
303A.01	A listed company must have a majority of independent directors. “Controlled companies” are not required to comply with this requirement.	Pursuant to Section 109 of the Argentine Capital Markets Law, our Audit Committee must be comprised of at least three members of the Board of Directors, with the majority of independent directors.
303A.02	No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (whether directly or as a partner, shareholder, or officer of an organization that has a relationship with the company), and emphasizes that the concern is independence from management. The board is also required, on a case-by-case basis, to express an opinion with regard to the independence or lack of independence, of each individual director.	Pursuant to CNV Rules, a director is not considered independent in certain situations, including where a director: (a) is also a member of the board of directors of the parent company or another company belonging to the same economic group of the issuer through a pre-existing relationship at the time of his or her election, or if said relationship had ceased to exist during the two years immediately preceding; (b) is or has been associated with the company or any of its shareholders having a direct or indirect “significant participation” on the same, or with corporations with which also the shareholders also have a direct or indirect “signification participation”; or if he or she was associated with them through an employment relationship during the last two years; (c) has any professional relationship or is a member of a corporation that maintains frequent professional relationships of significant nature and volume, or receives remuneration or fees (other than the one received in consideration of his performance as a director) from the issuer or its shareholders having a direct or indirect “significant participation” on the same, or with corporations in which the shareholders also have a direct or indirect “significant participation.” This prohibition includes professional relationships and affiliations during the last two years prior to his or her appointment as director; (d) directly or indirectly owns 5% or more of shares with voting rights and/or a capital stock of the issuer or any company with a “significant participation” in it; (e) directly or indirectly sells and/or provides goods and/or services (different from those accounted for in section (c)) on a regular basis and of a significant nature and volume to the company or to its shareholders with direct or indirect “significant participation”, for higher amounts than his or her remuneration as a member of the board of

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Section	NYSE Corporate Governance Rules	Argentine Corporate Governance Rules

directors. This prohibition includes business relationships that have been carried out during the last three years prior to his or her appointment as director; (f) has been a director, manager, administrator or principal executive of not-for-profit organizations that have received funds, for amounts greater than those described in section I) of article 12 of Resolution No. 30/2011 of the UIF and its amendments, from the issuer, its parent company and other companies of the same group of which it is a part, as well as of the principal executives of any of them; (g) receives any payment, including the participation in plans or stock option programs, from the company or companies of the same economic group, other than the compensation paid to him or her as a director, except dividends paid as a shareholder of the company in the terms of section (d) and the corresponding to the consideration set forth in section (e); (h) has served as member of the board of directors of the issuer, its parent company or another company belonging to the same economic group for more than ten years. If said relationship had ceased to exist during the previous two years, the independent condition will be recovered; (i) is the spouse or legally recognized partner, relative up to the second level of consanguinity or up to the second level of affinity of persons who, if they were members of the board of directors, would not be independent, according to the above listed criteria; Pursuant to the CNV Rules, a director who, after his or her appointment, falls into any of the circumstances indicated above, must immediately report to the issuer, which must inform the CNV and the authorized markets where it lists its negotiable securities immediately upon the occurrence of the event or upon the instance becoming known.

In all cases, the references made to “significant participation” set forth in the aforementioned independence criteria will be considered as referring to those individuals who hold shares representing at least 5% of the capital stock and or the vote, or a smaller amount when they have the right to elect one or more directors by share class or have other shareholders agreements relating to the government and administration of the company or of its parent company (as this last term is defined in the CNV Rules). Pursuant to the CNV

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Section	NYSE Corporate Governance Rules	Argentine Corporate Governance Rules
Rules we are required to report to the shareholders’ meeting, prior to voting for the appointment of any director, the status of such director as either “independent” or “non-independent

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.

Neither Argentine law nor our bylaws require the holding of such meetings and we do not hold non-management directors meetings.

The Argentine Corporate Law provides, however, that the board shall meet at least once every three months, and according to our bylaws, whenever the chairman considers necessary to convene for a meeting. The law expressly provides that any director may request the chairman to call a meeting. If the chairman fails to do so, the director who made the request may call it directly.

303A.04	A listed company must have a nominating/corporate governance committee comprised entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.

Neither Argentine law nor our bylaws require the establishment of a nominating/corporate governance committee. However, the CNV’s Code of Corporate Governance (which is not a binding mandatory regulation, but a list of recommended good practices with respect to which the company must report the degree of compliance) considers that the appointment of a nominating committee is a good practice. We do not have a nominating/corporate governance committee.

Directors are nominated and appointed by the shareholders separately, per class of shares.

303A.05	A listed company must have a compensation committee comprised entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.

Neither Argentine law nor our bylaws require the establishment of a compensation committee. However, the CNV’s Code of Corporate Governance (which is not a binding mandatory regulation, but a list of recommended good practices with respect to which the company must report the degree of compliance) considers that the appointment of a compensation committee is a good practice. We do not have a compensation committee.

The compensation of our directors is determined at the annual ordinary shareholders’ meeting. Additionally, the audit committee must issue an opinion regarding the reasonableness and adequacy of such compensation.

303A.06*	A listed company must have an audit committee with a	The responsibilities of an audit committee, as provided in the Argentine Capital Markets Law and

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Section	NYSE Corporate Governance Rules	Argentine Corporate Governance Rules
minimum of three independent directors who satisfy the independence requirements of Rule 10A-3, with a written charter that covers certain minimum specified duties.

the CNV Rules are essentially the same as those provided for under Rule 10A-3, which we are required to satisfy. Argentine law requires the audit committee be comprised of three or more members from the Board of Directors (with a majority of independent directors), all of whom must be well-versed in business, financial or accounting matters.

The responsibilities include, but are not limited to, the following:

(a)  advise on the board of directors’ proposal for the designation of external independent accountants and to ensure their independence;

(b)  oversee our internal control mechanisms and administrative and accounting procedures and assess the reliability of all financial and other relevant information filed with the CNV and other entities to which we report;

(c)  oversee our information policies concerning risk management;

(d)  provide the market with complete information on transactions in which there may be a conflict of interest with members of our various corporate bodies or controlling shareholders;

(e)  advise on the reasonableness of fees or stock option plans for our directors and managers proposed by the board of directors;

(f)   advise on our fulfillment of legal requirements and the reasonableness of the terms of the issuance of shares or other instruments that are convertible into shares in cases of capital increase in which pre-emptive rights are excluded or limited;

(g)  verify the fulfillment of any applicable rules of conduct; and

(h)  issue grounded opinions on related-party transactions under certain circumstances and file such opinions with regulatory agencies as required by the CNV in the case of possible conflicts of interest.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Section	NYSE Corporate Governance Rules	Argentine Corporate Governance Rules
303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	The basic terms for any equity-based compensation plan should be considered by the general shareholders’ meeting, notwithstanding its power to delegate any decision to the board of directors. Article 261 of the General Companies Law provides that “all concept” of fees (including equity-based compensation) must be considered and approved by the annual general shareholders’ meeting when considering the approval of Board of Director’s fees (therefore, this provision would not apply to equity-compensation plans granted to employees or executive officers not holding a position in the Board). Additionally, Article 75 of the Capital Markets Law sets forth that listed companies are entitled to grant stock option plans in favor of directors with executive functions or managers. We do not currently offer equity-based compensation to our directors, executive officers or employees, and have no policy on this matter.

303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	Neither Argentine law nor our bylaws require the adoption or disclosure of corporate governance guidelines. The CNV Rules contain a recommended Code of Corporate Governance for listed companies whose securities are admitted to public offering in Argentina, and the board of directors must include on its annual report, the degree of compliance of such code.
303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Neither Argentine law nor our bylaws require the adoption or disclosure of a code of business conduct. We, however, have adopted a code of business conduct and ethics that applies to all of our employees.
303A.12

(a)  Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.

(b)  Each listed company CEO must promptly notify the NYSE in writing after any executive officer of

The CNV Rules provide that each year the board of directors shall include in the annual report included in the financial statement, a report on the degree of compliance with the code of corporate governance for listed companies included in the CNV Rules. In such report, which shall be submitted to the CNV and published for the general public, the board of directors must: (i) inform if it fully complies with the guidelines and recommendations of the aforementioned code of corporate governance; or (ii) explain the reasons for which it complies only partially or it does not comply with such principles and recommendations,

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Section	NYSE Corporate Governance Rules	Argentine Corporate Governance Rules

the listed company becomes aware of any non-compliance with any applicable provisions of the NYSE Listed Company Manual.

(c)  Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.

and indicate if the company intends to incorporate the principles and guidelines it failed to adopt. To such end, the company must (a) adopt the principles as general corporate governance guidelines and the recommendations as a framework to adopt the principles within the company; (b) notify compliance with each of the recommendations included in the Corporate Governance Manual; (c) in case of compliance include the required information in accordance with CNV Rules; and (d) in case of partial or non-compliance, justify such event and indicate the action plan for future years, or an indication of the reasons for which the board of directors does not consider appropriate or applicable to follow the recommendations and guidelines provided in the CNV Rules.

303A.14	Each listed issuer must adopt and comply with a written policy providing for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers in the event the issuer is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws	Neither Argentine law nor any regulation requires to comply with this type of policy.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

PRINCIPAL AND SELLING SHAREHOLDERS

The table below contains information regarding the beneficial ownership of our capital stock (1) immediately prior to the consummation of this offering; (2) following the offering of Class   common shares in the global offering, assuming no exercise of the international underwriters’ option to purchase additional Class   common shares (including Class   common shares represented by ADSs) from the selling shareholder; and (3) following the sale of Class   common shares in this offering, assuming the international underwriters’ option to purchase additional Class   common shares (including Class   common shares represented by ADSs) from the selling shareholder is exercised in full, by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our common shares.

•	each person who is or will be a member of our board of directors and each of our executive officers as of the consummation of this offering, individually;

•	all of the persons who are members of our board of directors and all of our executive officers, as a group; and

•	the selling shareholder.

Beneficial ownership is determined under SEC rules and generally includes voting or investment power over securities. We believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A common shares or Class      common shares shown as beneficially owned by the shareholder in the table.

Common shares subject to options, warrants or rights that are exercisable at the time of completion of this offering, or that will be exercisable within 60 days thereafter, are considered to be outstanding and beneficially owned by the person who holds such options, warrants or rights for purposes of computing that person’s common share ownership, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The percentages of beneficial ownership in the table below are calculated on the basis of the following numbers of shares outstanding:

•	immediately prior to the completion of this offering there were Class A common shares and Class common shares;

•

following the sale of Class      common shares in the global offering, assuming no exercise of the international underwriters’ option to purchase additional Class      common shares (including Class      common shares represented by ADSs) from the selling shareholder,      Class A common shares and      Class      common shares; and

•

following the sale of Class      common shares in the global offering, assuming exercise in full of the international underwriters’ option to purchase additional Class      common shares (including Class      common shares represented by ADSs) from the selling shareholder,      Class A common shares and      Class      common shares.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

For more information, see “Description of Bylaws and Capital Stock.”

	Common shares Beneficially Owned Prior to this Offering				Total Voting Power Before this Offering(1)	Common Shares to be Sold in this Offering	Common Shares Beneficially Owned After this Offering without Exercise of International Underwriters’ Option				Total Voting Power After this Offering without Exercise of International Underwriters’ Option(1)	Common Shares Beneficially Owned After this Offering with Full Exercise of International Underwriters’ Option				Total Voting Power After this Offering with full exercise of International Underwriters’ Option(1)
	Class A		Class				Class A		Class			Class A		Class
	Shares	%	Shares	%	%		Shares	%	Shares	%	%	Shares	%	Shares	%	%
YPF S.A.(2)
BNR Power Investments B.V.(3)

(1)

Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class      common shares, as a single class. Holders of our Class A common shares are entitled to    vote per share, and holders of our Class      common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class      common shares, see “Description of Bylaws and Capital Stock.”

(2)

The business address for YPF S.A. is Macacha Güemes 515 C1106BKK Ciudad Autónoma de Buenos Aires, Argentina. As of the date of this prospectus, the Ministry of Economy of the Argentine government owns 51% of the common shares of YPF.

(3)

The business address for BNR Power Investments B.V. is Verlengde Poolseweg 16, 4818 CL Breda, The Netherlands. BNR Power Investments B.V., which was previously named GE EFS Power Investments B.V., is indirectly 50% owned by GE Vernova and 50% owned by Silk Road Fund. GE Vernova is publicly listed on the NYSE. Silk Road Fund is a medium- and long-term equity investment fund owned by government of China.

Following the completion of the global offering, we will be deemed to be a “controlled company” under the rules of the NYSE because more than 50% of the voting power of our shares will be held by YPF. As a controlled company, we are eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain of the NYSE corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that we have a compensation committee and nominating committee composed entirely of independent directors. See “Risk Factors—Risks Relating to this Offering—We will be a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.”

Selling Shareholder Information

The table below sets forth information concerning our selling shareholder and the Class      common shares beneficially owned by it (1) immediately prior to the consummation of this global offering; (2) following the offering of Class      common shares in this global offering, assuming no exercise of the international underwriters’ option to purchase additional Class      common shares (including Class      common shares represented by ADSs) from the selling shareholder; and (3) following the sale of Class      common shares in this global offering, assuming the international underwriters’ option to purchase additional Class      common shares (including Class      common shares represented by ADSs) from the selling shareholder is exercised in full.

	Common shares Beneficially Owned Prior to this Offering				Total Voting Power Before this Offering(1)	Common Shares to be Sold in this Offering	Common Shares Beneficially Owned After this Offering without Exercise of International Underwriters’ Option				Total Voting Power After this Offering without Exercise of International Underwriters’ Option(1)	Common Shares Beneficially Owned After this Offering with Full Exercise of International Underwriters’ Option				Total Voting Power After this Offering with full exercise of International Underwriters’ Option(1)
	Class A		Class				Class A		Class			Class A		Class
	Shares	%	Shares	%	%		Shares	%	Shares	%	%	Shares	%	Shares	%	%
BNR Power Investments B.V.(2)

(1)

Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class      common shares, as a single class. Holders of our Class A common shares are entitled to    vote per share,

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whereas holders of our Class common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class common shares, see “Description of Bylaws and Capital Stock.”
(2)

The business address for BNR Power Investments B.V. is Verlengde Poolseweg 16, 4818 CL Breda, The Netherlands. BNR Power Investments B.V., which was previously named GE EFS Power Investments B.V., is indirectly 50% owned by GE Vernova and 50% owned by Silk Road Fund. GE Vernova is publicly listed on the NYSE. Silk Road Fund is a medium- and long-term equity investment fund owned by government of China.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of related party transactions we have entered into or amended since January 1, 2024, including transactions with the following: (i) entities that control or are under common control with us, (ii) individuals that own 10% or more of the voting power in the Company and close family members thereof, (iii) executive officers of the Company and close family members thereof, and (iv) directors of the Company.

We have engaged, and expect to engage in the future, in transactions with related parties. We believe that all related party transactions that we have entered into in the past have been in the ordinary course of business. Pursuant to the terms of the Shareholders’ Agreement as of the date of this prospectus, AESA has a preferential right to provide us with EPC services, General Electric has a preferential right to supply us turbines, generators and other equipment (and provide maintenance services in respect thereof) and YPF has a preferential right to supply us with natural gas to be used in our thermal power plants, in each case, provided that such sales and services are rendered on an arm’s length basis and in our best interest. Following the sale of Class common shares by the selling shareholder, the Shareholders’ Agreement will be terminated effective upon the closing of the global offering.

Below is a summarized description of our related party transactions. For further information, see Note 28 to our audited annual financial statements.

PPAs and Other Services Agreements with YPF

We have entered into several PPAs and other services agreements with YPF for the generation of electric energy and steam. For a description of those agreements, see “Business—Our Remuneration—Private Market—Self-Generation with YPF,” “Business—Our Remuneration—Private Renewable Energy Market” and “Business—Our Remuneration—Steam Purchase Agreements of Cogeneration Plants.”

The revenues accrued by the Company under these PPAs during 2025 and 2024 were US$131.2 million and US$118.6 million, respectively, and the amount receivable under these PPAs as of December 31, 2025 was US$22.5 million.

License Agreement with YPF

We have entered into a License Agreement with YPF, dated as of March 13, 2018, for the use, among others, of the “YPF Luz” and “YPF” trademarks. This agreement is for the exclusive use of such trademarks, free of charge and had an initial term of five years which is automatically renewable for an additional year unless we provide notice to YPF 30 days prior to the termination date.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Certain Land Agreements with YPF

We have entered into certain agreements with YPF for the use of land where our Loma Campana I and Loma Campana II power plants and our Zonda solar farm are located, as follows:

Power Generation Asset	Agreement	Expiration Date	Price
Loma Campana I	Bailment Agreement (comodato), dated June 22, 2016	June 22, 2036, renewable for an additional 10-year term, with a further 10-year renewal term thereafter.	N/A(1)

Loma Campana II	Lease Agreement, dated October 31, 2016	October 31, 2036, renewable for an additional 10-year term, with a further 10-year renewal term thereafter.	The agreement includes an escalation provision, pursuant to which the annual payment amount increases from US$80,000 in the first year to US$309,062 in the thirty-ninth year.

Zonda Solar Farm	Lease Agreement, dated January 19, 2022	January 19, 2052	US$14,400 per year

(1)	Under this bailment agreement, the Company is not required to pay any amounts to YPF.

The depreciation on right-of-use assets and related interest expense paid by the Company under these land agreements during 2025 and 2024 were US$0.2 million and US$0.2 million, respectively, and the lease liability under these land agreements as of December 31, 2025 was US$1.0 million. Under IFRS 16, lease agreements are recognized on the balance sheet through a right-of-use asset and a corresponding lease liability, measured at the present value of future lease payments. The impact on results is recognized through depreciation of the right-of-use assets and interest expense and is therefore not directly comparable to the magnitude of lease liabilities.

Relationship Agreement with YPF

We have entered into a relationship agreement with YPF, dated February 7, 2018, as amended and supplemented, for the provision of IT, institutional relations and human resources services, among others. The provision of any service may be terminated with no penalties at our option upon 30-days’ notice.

The expenses accrued by the Company under this relationship agreement during 2025 and 2024 were US$2.7 million and US$2.1 million, respectively, and the amount payable under this relationship agreement as of December 31, 2025 was US$0.5 million.

Sale of Electricity to CAMMESA

CAMMESA is a not-for-profit entity in which the Argentine government has a 20% equity interest. For more information about CAMMESA, see “Industry and Regulatory Overview–Institutional

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Organization of the Sector–CAMMESA.” We have entered into PPAs with CAMMESA for certain of our operating plants. For a description of our PPAs with CAMMESA, see “Business—Our Remuneration—Priority Market.” In addition, until October 31, 2025, we provided energy to CAMMESA under the previous regulatory scheme with regulated spot prices and, effective as of November 1, 2025, we provide energy to CAMMESA under Resolution No. 400/2025. For a description of the remuneration scheme under the previous regulatory scheme with regulated spot prices and Resolution No. 400/2025, see “Industry and Regulatory Overview—Resolution No. 400/2025.”

The following table provides the balances of our transactions with CAMMESA as of December 31, 2025 and 2024, and the amounts of our transactions consummated with CAMMESA during the years ended on December 31, 2025 and 2024.

		Trade receivables	Other current receivables	Other non-current receivables
		(in thousands of US$
CAMMESA	December 31, 2025	59,251	9,355	12,736
	December 31, 2024	57,614	9,439	21,936

		Revenues	Purchases of goods and services	Interest income (expense), and others	Other operating income, net
		(in thousands of US$)
CAMMESA	December 31, 2025	400,941	19,267	2,405	3,239
	December 31, 2024	336,534	1,622	3,575	21,452

Loan Agreements with BNR

On February 27, 2023, we entered into a loan agreement with BNR for approximately US$7.3 million at an annual interest rate of 0% and with a maturity date of December 16, 2023. On December 13, 2023, we and BNR agreed to extend the maturity date of the loan to December 15, 2024, and on December 20, 2024, we and BNR agreed to further extend the maturity date to June 30, 2025 and to increase the annual interest rate to 3%, beginning on December 16, 2024.

On June 30, 2023, we entered into a new loan agreement with BNR for approximately US$10.6 million at an annual interest rate of 0% and with a maturity date of June 30, 2025. On December 20, 2024, we entered into a new loan agreement with BNR for approximately US$11.6 million at an annual interest rate of 3% and with a maturity date of June 30, 2025.

On July 1, 2025, we paid all outstanding amounts under the loans described above.

On December 16, 2025, we entered into a loan agreement with BNR for approximately US$10.3 million at an annual interest rate of 3% and with a maturity date of March 16, 2026. On March 16, 2026, we repaid an amount of approximately US$7.9 million under the loan, and we and BNR agreed to extend the payment date of the remaining outstanding amount of US$2.4 million to June 16, 2026. The outstanding amount under the loan will be paid in Argentine pesos at the applicable exchange rate pursuant to the terms and conditions of the loan.

All of our loans with BNR described above were made to finance the Company’s working capital requirements.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Supply Agreements with GE Vernova Affiliates

We have entered into certain operation and maintenance agreements with GE Vernova affiliates for the provision of certain services related to the maintenance of turbines installed at the San Miguel de Tucumán, Tucumán, Loma Campana I, Loma Campana II, El Bracho, LPC I and LPC II power plants. In accordance with these agreements, GE Vernova affiliates provides us with technical support related to the operation and maintenance of the turbines and equipment. Under these agreements, we pay GE Vernova affiliates (i) a fixed monthly amount for each agreement and for each turbine maintained by GE Vernova affiliates; and (ii) a variable rate equivalent to a certain number of production hours for each turbine.

We have entered into certain turnkey agreements with GE Vernova affiliates dated June 25, 2018 and July 4, 2018 for the supply, installation and commissioning of 32 wind turbines, and the construction of our Los Teros wind farm. In accordance with the terms and conditions of these agreement, GE Vernova affiliates designed, built, supplied and installed the wind turbines in our Los Teros wind farm.

On February 7, 2020, we entered into an agreement with GE Vernova affiliates for the supply, installation and commissioning of 13 wind turbines, and all the necessary works for the construction of our Los Teros wind farm.

We have also entered into maintenance agreements with GE Vernova affiliates for our Los Teros and Cañadón León wind farms, dated June 27, 2019 and February 6, 2020. According to the terms of these agreements, GE Vernova affiliates provides us with technical support related to the maintenance of the wind turbines and certain auxiliary components, and in some cases, supplies the necessary spare parts for proper maintenance. In return for these services, we pay GE Vernova affiliates a quarterly fee per wind turbine, which covers and includes all the services and supplies provided by GE Vernova affiliates under these agreements. Each of these agreements has a 10-year term starting from the commencement of operations date of each wind farm. According to the terms of the agreements, GE Vernova affiliates guarantee the availability of the wind turbines based on their production, subject to compliance with certain parameters established in the contract.

On March 31, 2021, CDS entered into two agreements with GE Vernova to extend the scope of services and spare parts which involved upgrading the gas turbines of the combined cycle with high efficiency technology.

The amounts accrued by the Company related to purchases of goods and services under the supply agreements with GE Vernova affiliates during 2025 and 2024 were US$42.1 million and US$40.2 million, respectively, and the amount payable under these agreements as of December 31, 2025 was US$39.0 million.

Related Party Transaction Policy

Our related party transaction policy states that any related party transaction must be made on an arm’s length basis and must be approved or ratified by our board of directors or a designated committee thereof. In determining whether to approve or ratify a transaction with a related party, our board of directors or the designated committee will consider all relevant facts and circumstances, including the commercial reasonableness of the terms, opportunity costs for alternate transactions, the materiality and character of the related party’s direct or indirect interest and the actual or apparent conflict of interest of the related party. Our board of directors or the designated committee will not approve or ratify a related party transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our interests and the interests of our shareholders.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

DESCRIPTION OF BYLAWS AND CAPITAL STOCK

Below we provide certain information on our capital stock and a brief summary of certain significant provisions of our bylaws and the applicable laws and regulations in Argentina. This summary is not intended to be comprehensive and is qualified in its entirety by our bylaws and the applicable laws and regulations in force at the time of this prospectus in Argentina.

General

The Company’s share capital is Ps.   , represented by   Class A common shares with a par value of Ps. 1.00 each and one vote per share, and   Class    common shares with a par value of Ps. 1.00 each and one vote per share, all of which are book-entry shares and fully paid. The Company is named “YPF Energía Eléctrica S.A.” and has its legal domicile in the jurisdiction of the Autonomous City of Buenos Aires, and may establish branches, agencies, or any other representation within or outside the national territory.

The Company’s bylaws were registered on   under No.   of the Book of Corporations   , volume “   ” of the Public Registry of Commerce of the Autonomous City of Buenos Aires.

At the shareholders’ meeting held on   , the Company’s shareholders approved an amendment to the bylaws. As of the date of this Offering the amendment the registration on the Argentine General Inspectorate of Justice (Inspección General de Justicia) is pending.

This offering and the allowance for the public issuance of the Class    common shares, which may be represented by ADSs in the international offering, has been approved by the ordinary and extraordinary general shareholders’ meeting of the Company held on   and by resolution of the board of directors of the Company adopted at its meeting held on    . The final terms and conditions of the offering were authorized by a record of the delegated officer of the Company dated   .

Corporate purpose

The Company’s bylaws set forth in Article 3 that its corporate purpose is to engage, on its own account, on behalf of third parties, or in association with third parties, in the following activities: the study, exploration, and exploitation of liquid and/or gaseous hydrocarbons; the industrialization, transportation, and commercialization of such products and their derivatives, including petrochemical, chemical, and non-fossil fuel products, bioconsumables and their components; and the generation, transmission, distribution, and commercialization of electric energy from all primary sources of production, whether conventional or renewable, as well as any other source to be developed in the future. The Company may also grant guarantees, and all kinds of real or personal security for the obligations of third parties, including for the maintenance of bids or the performance of contracts, provided that such obligations are limited to subsidiary legal entities, whether investees or investors of the Company.

To that end, the Company has full legal capacity to acquire rights, incur obligations, and carry out any acts not prohibited by law or by its bylaws.

Directors

Our business and affairs are managed by the board of directors in accordance with our bylaws and the Argentine General Corporations Law. Our bylaws provide for a board of directors of   regular members (“directors”), and up to an equal number of alternate directors (“alternates”).

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Alternates are elected by the shareholders to replace directors appointed by the same class of shares who are absent from meetings or who are unable to exercise their duties, prior acceptance by the board of directors of the cause of absence or inability when they are transitory. Alternates have the responsibilities, duties, and powers of directors only if and to the extent they are called upon to attend board meetings and as long as they perform duties of a director.

According to our bylaws and the Argentine General Corporations Law, shareholders elect the directors by majority vote by class of shares in shareholders’ meetings.

The Supervisory Committee may elect directors in case of vacancies, in accordance with our bylaws and the Argentine General Corporations Law.

Directors are appointed to serve for an office term of   to   fiscal years, as determined by each shareholders’ meeting. If elected by the Supervisory Committee, directors hold office until the election of directors at the following shareholders’ meeting. The election of the members of the board of directors is not staggered.

Under the Argentine General Corporations Law, a majority of our directors must be residents of Argentina. All directors must establish a legal domicile in Argentina for service of notices in connection with their duties.

The Argentine General Corporations Law and our bylaws require the board of directors to meet at least once every quarter in person or remotely (by video conference), and an absolute majority of directors (including both those present and participating remotely) is required in order to constitute a quorum. If a quorum is not met one hour after the start time set for the meeting, the Chair or its substitute may invite alternates of the same class as that of the absent directors to join the meeting until the quorum is reached or call a meeting for another day. Resolutions must be adopted by a majority of the directors present or participating remotely, and the Chair or their substitute is entitled to cast the deciding vote in the event of a tie.

Under the Argentine Capital Markets Law, the board of directors of the issuing entities may hold remote meetings provided it is expressly authorized by their bylaws. Likewise, pursuant to Article 29, Section II, Chapter II, Title II and Article 44, Section XI, Chapter III, Title II of the CNV Rules, the issuing entities may hold remote meetings of the governing and supervisory bodies, respectively, provided such possibility has been expressly authorized in their bylaws. Our bylaws contemplate the possibility of holding remote meetings by the shareholders, the board of directors, the Audit Committee and the Supervisory Committee. The board of directors’ committees can also hold remote meetings according to the applicable rules.

Our directors are not required to hold any shares in the Company, and there is no age limit for the retirement of our directors.

According to our bylaws, the board of directors shall have wide powers to organize, conduct and manage the affairs of the Company. Specifically, it is empowered to approve the annual budget, expenditure and investment estimates, the necessary borrowing levels and the annual business plan of the Company.

Shareholders’ meetings

Pursuant to the Argentine General Corporations Law, the board of directors or the Supervisory Committee shall call either annual ordinary or extraordinary shareholders’ meetings in the cases

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provided by law and whenever they consider appropriate. Shareholders representing not less than 5% of the capital stock of the Company may also request that a shareholders’ meeting be called, in which case the meeting must be held within 40 days of such shareholders’ request. If the board of directors or the Supervisory Committee fail to call a meeting following such a request, a meeting may be ordered by the CNV or by the courts. The holding and notices of our shareholders’ meetings shall be carried out in accordance with the provisions of the Argentine General Corporations Law and Chapter II, Title II of the CNV Rules.

Shareholders’ meetings may be ordinary meetings or extraordinary meetings. An ordinary meeting of shareholders shall be held within 4 months of the closing of each fiscal year to consider the matters specified in Article 234 of the Argentine General Corporations Law, such as the consideration of our financial statements, allocation of net profit for such fiscal year, consideration of the reports of the board of directors and of the Supervisory Committee, consideration of the performance and determination of the remuneration of directors and members of the Supervisory Committee. In addition, pursuant to the Argentine Capital Markets Law, at ordinary shareholders’ meetings, shareholders must consider (i) the disposition of, or creation of, any lien over, all or a substantial part of the assets of the Company as long as such decision has not been performed in the ordinary course of business, and (ii) the execution of administration or management agreements and whether to approve any agreement by virtue of which the assets or services provided to the Company are paid partially or totally with a percentage of the income, results or earnings of the Company, if the payment is material when measured against the volume of the ordinary course of business and our shareholders’ equity. Other matters which may be considered at an ordinary shareholders’ meeting convened and held at any time include the liability of directors and members of the Supervisory Committee, capital increases and the issuance of certain notes. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the authority of an ordinary meeting including, without limitation, the amendment of our bylaws, issuance of debentures, early dissolution, merger, spin-off, reduction of capital stock and redemption of shares, transformation from one type of entity to another and limitation or suspension of shareholders’ preemptive rights.

Notices of shareholders’ meetings

Notice of shareholders’ meetings must be published in the Official Gazette of the Argentine Republic, and in an Argentine newspaper of wide circulation for 5 days and in the Official Gazette of the Republic of Argentina (Boletín Oficial de la República Argentina), at least 20 but not more than 45 calendar days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting, the agenda, and the specific requirements shareholders must meet to attend the meeting. If a quorum is not available at such meeting, a notice for a meeting on second call, which must be held within 30 days of the date on which the first meeting was called, must be published for 3 days, at least 8 days before the date of the meeting on second call. Shareholders’ meetings may be called simultaneously on first and second call in the same notice, only in the case of ordinary meetings. Shareholders’ meetings may be validly held (with an interval of at least one hour from the hour for the first call) without publication of the call if all the shares of the outstanding share capital of the Company are present in the meeting and resolutions are adopted by unanimous vote of the shares entitled to vote. The holding and notices of the shareholders’ meetings shall be carried out in accordance with the provisions of the Argentine General Corporations Law and Chapter II, Title II of the CNV Rules.

Quorum and voting requirements

Except as described below, the quorum for ordinary meetings of shareholders on first call is a majority of the shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the shares present that are entitled to vote on such action. In case of a meeting on second

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call (provided that the quorum is not available at the first meeting) the quorum is whichever number of shares are present in the meeting. Action may be taken by the holders of an absolute majority of votes present that may be issued. The quorum for an extraordinary shareholders’ meeting on first call is 60% of the shares entitled to vote and pursuant to our bylaws if such quorum is not available, a meeting on second call may be held, with the presence of any number of shares entitled to vote. In both cases, action may be taken by the holders of an absolute majority of the votes present.

Our bylaws establish that in order to approve (i) the transfer of our domicile outside Argentina; (ii) a fundamental change of the corporate purpose set forth in our bylaws; (iii) delisting of our shares from BYMA or NYSE; and (iv) a spin-off by the Company, when as a result of such spin-off 25% or more of our assets are transferred to the resulting corporations, even in case that such result is reached by several spin-offs during a one-year term, a majority of the shares representing at least 75% of our voting shares is required, either in first and second call, and the affirmative vote of the Class     common shares, by holding a special meeting of the holders of such shares.

Our bylaws also establish that in order to approve (i) certain amendments to our bylaws concerning transfer of shares and tender offers; (ii) the granting of certain guarantees in favor of our shareholders, except when the guarantee and the guaranteed obligation were assumed while procuring the corporate purpose set forth in our bylaws; (iii) total cessation of refining, commercialization and distribution activities; and (iv) rules regarding appointment, election and number of members of our board of directors, a majority of the shares representing 66% or more of our voting shares is required, either in first and second call.

To affect the rights of any class of shares, the affirmative vote of such class of shares, voting at a special meeting of the holders of such shares, is required.

A special majority is required to amend any rule provided by the bylaws in which such same special majority is required.

Conditions of admission

In order to attend the meeting, shareholders must deposit their shares, or a certificate representing book-entry shares issued by a bank, clearing house or depository trust company, with us. This certificate will allow each shareholder to be registered in the attendance book which closes 3 business days before the date on which the meeting will be held. Shares certified and registered in the attendance book may not be disposed of before the meeting is held unless the corresponding deposit is cancelled.

According to Article 62 bis of the Argentine Capital Markets Law and to Article 26, Section I, Chapter II, Title II of the CNV Rules, foreign companies that are shareholders of publicly traded corporations may participate and vote in shareholders’ meetings through a duly authorized attorney in fact.

Directors, members of the Supervisory Committee and members of the senior management are both entitled and required to attend all shareholders’ meetings. These persons may only exercise voting power to the extent they have been previously registered as shareholders, in accordance with the provisions described in this section “Conditions of admission.” Nevertheless, these persons are not allowed to vote on resolutions regarding the approval of their management duties, their responsibility or removal for cause.

A shareholder who has a conflict of interest with the Company and who does not abstain from voting may be liable for damages to the Company, but only if without such shareholder’s vote the

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majority required to validly adopt the relevant resolution would not be reached. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to the law, our bylaws or its internal regulation, may be held jointly and severally liable for damages to the Company or to other third parties, including shareholders.

Preemptive and Accretion Rights

Except as described below, in the event of a capital increase, a holder of existing shares of a given class has a preferential right to subscribe for a number of shares of the same class sufficient to maintain the holder’s existing proportionate holding of shares of that class. Preemptive rights also apply to issuances of convertible securities, but the shareholders of the issuer shall not have preemptive rights in relation to the shares issued to attend conversion requests of such securities.

Pursuant to the Argentine General Corporations Law, in exceptional cases and on a case-by-case basis when required for the best interest of the Company the shareholders at an extraordinary meeting with a special majority may decide to limit or suspend shareholders’ preemptive rights, provided that such limitation or suspension of the shareholders’ preemptive rights is included in the agenda of the meeting and the shares to be issued are paid in kind or are issued to cancel preexisting obligations.

Under its bylaws, the Company may only issue securities that are convertible into Class     common shares, and the issuance of any such convertible securities must be approved by a special meeting of the holders of Class     common shares.

Holders of ADSs may not be able to exercise the preemptive or accretion rights relating to the shares underlying the ADSs unless a registration statement under the U.S. Securities Act is effective with respect to those rights or an exemption from the registration requirements of the U.S. Securities Act is available.

Preemptive rights are exercisable during the 30 days following the last publication of notice (which shall be made for 3 days) informing shareholders of their right to exercise such preemptive rights in the Official Gazette of the Argentine Republic and in an Argentine newspaper of wide circulation. Pursuant to the Argentine General Corporations Law, if authorized by an extraordinary shareholders’ meeting, companies authorized to make public offering of their securities, such as the Company, may shorten the period during which preemptive rights may be exercised from 30 to 10 days following the last publication of notice of the offering to the shareholders to exercise preemptive rights in the Official Gazette of the Argentine Republic and a newspaper of wide circulation in Argentina.

Shareholders who have exercised their preemptive rights have the right to exercise accretion rights, in proportion to their respective ownership, with respect to any non-preempted shares.

The term for exercise of accretion rights is the same as that fixed for exercising preemptive rights.

Requirements for the Exercise of Shareholders’ Rights

Under the Argentine General Corporations Law, foreign companies that own shares in an Argentine company are required to register with the National Corporations Registry (or the agency that replaces it in the future) in order to exercise certain shareholder rights, including voting rights. Such registration may require the filing of certain corporate and accounting documents. If you own our Class     common shares directly (rather than through ADSs) and you are a non-Argentine company and you fail to register with the respective National Corporations Registry, your ability to exercise your rights as a holder of our Class     common shares may be limited.

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Liquidation Rights

Pursuant to Article 109 of the Argentine General Corporations Law in the case of dissolution to liquidate the Company, our assets will be applied to satisfy our outstanding liabilities and then proportionally distributed among holders of our shares.

Pursuant to the Company’s bylaws, any voluntary dissolution requires the affirmative vote of the Class     common shares.

Redemption and Withdrawal Rights

Our bylaws do not include any provisions regarding share redemption. Under the Argentine General Corporations Law, the Company may acquire its own shares only (i) in connection with a capital reduction approved by the vote of a majority of shareholders at an extraordinary shareholders’ meeting based on a favorable report of a statutory auditor (any shares so redeemed must be cancelled by us), (ii) exceptionally, with realized and liquid profits or free reserves, when they are fully integrated and to avoid serious damage, which will be justified at the next ordinary shareholders’ meeting, and (iii) if its shares integrate the assets of an establishment that it acquires or of a company that it incorporates. The Company may also purchase its own shares in compliance with the provisions of the Argentine Capital Markets Law to comply with, for example, share-based compensation plans.

Regarding withdrawal rights, in the case that our shareholders approve a spin-off or merger in which we are not the surviving corporation and the shares our shareholders receive as a result of such spin-off or merger are not publicly traded, a fundamental change in our corporate purpose, change of our domicile outside of Argentina, voluntary withdrawal from public offering or delisting, our continuation in the case of mandatory delisting or cancellation of the public offering authorization, or a total or partial reintegration of capital, any shareholder that voted against such action or did not attend the meeting at which the decision was taken may withdraw and receive the book value of its shares, determined on the basis of our latest balance sheet prepared or that should have been prepared in accordance with Argentine law and regulations, provided that such shareholder exercises its appraisal rights within a determined period. However, holders of ADSs may not be able to exercise their appraisal rights either directly or through the Depositary under the terms of the deposit agreement with respect to the shares represented by the ADSs (as opposed to holders of shares). The appraisal rights must be exercised within the 5 days following the adjournment of the meeting at which the resolution was adopted, in the event that the dissenting shareholder voted against such resolution, or within 15 days following such adjournment if the dissenting shareholder did not attend such meeting and can prove that it was a shareholder on the date of such meeting. In the case of merger or spin-off, appraisal rights may not be exercised if the shares to be received as a result of such transaction are authorized for public offering or listed. Appraisal rights are extinguished if the resolution giving rise to such rights is revoked at another shareholders’ meeting held within 60 days of the meeting at which the resolution was adopted. Payment on the appraisal rights must be made within one year of the date of the shareholders’ meeting at which the resolution was adopted, except when the resolution was to delist our shares, withdraw from the public offering, or to continue following a mandatory delisting, or in case of denial of public offering or listing, in which case the payment period is reduced to 60 days from the resolution date, the publication date of withdrawal of the public offering or the denial or approval date of voluntary delisting, as the case may be.

Voting

Under our bylaws, Class     common shares entitle the holder thereof to one vote at any meeting of our shareholders.

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Cumulative voting

Under the Argentine General Corporations Law, shareholders have the right to cumulative voting in order to elect up to one third of the directors to fill vacancies of the board of directors, sharing such part with candidates voted for by means of the plural system. Cumulative voting works by multiplying the number of votes corresponding to the shareholder exercising its cumulative voting right by the number of total vacancies to be filled, which shall be applied to the voting of seats not exceeding one third of the vacancies.

Dividends

Under our bylaws, all Class    common shares rank equally with respect to the payment of dividends. All shares outstanding as of a particular record date share equally in the dividend being paid, except for shares issued during the period to which a dividend relates, which may be entitled only to a partial dividend with respect to such period if the shareholders’ meeting that approved the issuance so resolved.

The amount and payment of dividends are determined by majority vote of our shareholders voting as a single class, generally, but not necessarily, on the recommendation of the board of directors. The board of directors may resolve to distribute interim dividends if certain requirements are met. The directors and the members of the Supervisory Committee, as the case may be, are jointly and severally responsible for such payments and distributions.

Although we have not adopted a formal policy regarding dividends, the board of directors prudently evaluates on each fiscal year the possibility to recommend a payment of dividends to the shareholders within the framework of a management that will also consider, among other factors, the capital requirements related to investment plans, the attention of debt services, working capital needs, legal, regulatory, tax and/or contractual restrictions that apply at all times, and the general conditions of the economic and financial context. In compliance with Argentine law, we determine dividends in the currency of legal tender in Argentina, which is the Argentine peso based on the last audited annual standalone financial statements in Argentine pesos submitted to the CNV (“statutory financial statements”).

Amount available for dividends distribution

Under the Argentine General Corporations Law, dividends of an Argentine company, including those that make public offering of its shares, may be lawfully paid only out of its liquid and realized profits reflected in the audited annual financial statements in Argentine pesos submitted to the CNV, prepared in accordance with accounting rules prevailing in Argentina and CNV Rules and approved at a shareholders’ meeting. The board of directors of a listed Argentine company that makes public offering of its shares may declare interim or provisional dividends, based on special or quarterly financial statements with the report of the external auditor and the Supervisory Committee, in which case the members of the board of directors, the members of the surveillance committee when applicable, and of the Supervisory Committee are jointly and severally liable for the repayment of such dividends if retained earnings at the close of the fiscal year in which such dividends were paid would not have been sufficient to permit the payment of them.

According to the Argentine General Corporations Law and our bylaws, the Company is required to maintain a legal reserve of at least 5% of the fiscal year’s liquid and realized profits until such reserve equals 20% of the then-outstanding capital stock of the Company. The legal reserve is not available for distribution to shareholders.

Under our bylaws, the Company’s liquid and realized profits are applied as follows: (i) to build the legal reserve; (ii) to pay the accrued fees of the members of the board of directors and of the

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Supervisory Committee; (iii) to pay dividends on preferred stock, if any, and to unpaid cumulative dividends, as the case may be; and (iv) the remainder, in whole or in part, may be distributed as dividends to common shareholders or allocated for voluntary or contingent reserves or otherwise as determined by the shareholders’ meeting.

Our board of directors submits the Company’s statutory financial statements presented in Argentine pesos, for the closed fiscal year, together with reports thereon by the Supervisory Committee and the independent external auditor, to the annual ordinary shareholders’ meeting for approval. Within four months from the end of each fiscal year, an ordinary shareholders’ meeting must be held to consider the annual financial statements of the Company and determine the allocation of its net income for such year.

Under CNV Rules, cash dividends must be paid to shareholders within 10 calendar days from the shareholders’ meeting approving such dividends.

In the case of payment of stock dividends, or payment of both stock and cash dividends, the relevant filing before the CNV must be made within 10 business days of the shareholders’ meeting resolving such distribution, and both shares and cash, as the case may be, are required to be available within 30 calendar days of the receipt of notice of the authorization of the CNV for the public offering of the shares arising from such dividends. Prior to making dividends available, companies must notify the CNV 2 business days in advance of the payment date. In accordance with the Argentine Civil and Commercial Code, the statute of limitations to the right of any shareholder to receive dividends determined by the shareholders’ meeting is 5 years from the date on which it has been made available to the shareholder.

Shareholder Claims

Pursuant to article 46 of the Argentine Capital Markets Law, companies whose shares are listed on any authorized market (including the BYMA), are subject to the jurisdiction of the arbitration court of such authorized market for all matters concerning such companies’ relationship with shareholders and investors.

However, Section 46 of the Argentine Capital Markets Law also expressly provides that submission to arbitration is without prejudice to the rights of shareholders and investors to bring their claims before the ordinary judicial courts of Argentina.

For all matters relating to the deposit agreement and the ADSs, we will submit to the jurisdiction of the federal courts of the United States of America located in the State of New York and the courts of the State of New York.

Term

According to our bylaws, our company was created for a term of 99 years since the registration date with the Public Registry of Commerce. Such term may be extended by a decision made at an extraordinary shareholders’ meeting.

Mandatory Tender Offer Regime

We are subject to the mandatory tender offer rules set forth in the Argentine Capital Markets Law. These rules provide that any person who, individually or through a concerted action (as defined in the

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Argentine Capital Markets Law), effectively acquires a controlling interest in a company whose shares are admitted to the public offering regime shall be required to make a mandatory tender offer (oferta pública de adquisición, or “OPA”), determined in accordance with the Argentine Capital Markets Law and the CNV Rules, for all outstanding voting shares and other securities granting rights to voting shares.

The offer must be filed with the CNV as soon as possible and no later than one month after the effective acquisition of the controlling interest.

Concept of a “Significant Share”

The Argentine Capital Markets Law provides that a person will be deemed to have, individually or through concerted action (as defined in the Argentine Capital Markets Law), a controlling interest when:

•

They have directly or indirectly reached voting rights equal to or greater than 50% of the company, excluding from the calculation base any shares that, directly or indirectly, belong to the affected company; or

•	They have reached a holding participation of less than 50% of the voting rights in a company, but act as a controlling party, as defined by the Argentine Capital Markets Law.

Determination of the OPA Price in the Case of a Change in Control

In accordance with the Argentine Capital Markets Law, the fair price in an OPA due to a change of control shall be the highest of the following: (a) the highest price that the offeror or any persons acting in concert with the offeror have paid or agreed to pay for the securities subject to the offer during the 12 months preceding the start date of the OPA period; and (b) the average price of the securities subject to the offer during the 6 months immediately preceding the announcement of the transaction by which the change of control is agreed, regardless of the number of trading sessions in which they were negotiated. For the purposes of clause (a) above, insignificant acquisitions in relative terms shall not be considered, provided they were made at market price, in which case the highest price paid for the remaining acquisitions in the reference period shall apply. If the percentage of shares listed on a CNV-authorized market represents at least 25% of the issuer’s share capital, and liquidity conditions determined by the CNV are met, then the price referenced in subsection (b) shall not apply to OPAs due to a change of control.

Additionally, for the purpose of determining the fair price in a Mandatory Tender Offer Due to a Change of Control, the CNV Rules shall apply.

Fair Price in Other Mandatory Tender Offers

Both the Argentine Capital Markets Law and the CNV Rules set forth specific provisions regarding the determination of the fair price for OPAs in the cases of near-total control (as defined hereinafter) and voluntary withdrawal from the public offering.

The Argentine Capital Markets Law and CNV Rules also establish that when a company whose shares are publicly offered and listed in Argentina agrees to withdraw voluntarily from the public offering and listing system in Argentina, it must follow the procedures provided for in the CNV’s regulations and it must likewise launch an OPA for its aggregate shares or subscription rights or securities convertible into shares or stock options under the terms provided for in such regulation. It is not necessary to extend the public offering to those shareholders that voted for the withdrawal at the shareholders’ meeting.

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The acquisition of one’s own shares must be made with liquid and realized profits or with free reserves, whenever paid up in full, and for the amortization or disposition thereof, within the term set forth in Section 221 of the Argentine General Corporations Law, and the company must present the CNV with evidence that it has the necessary solvency to effect such purchase and that the payment for the shares will not affect its solvency.

Section 88.II of the Argentine Capital Markets Law establishes that in the case of an OPA for voluntary delisting and for near-total control, the following price criteria shall be considered:

(a)

The highest price that the offeror or persons acting in concert with the offeror have paid or agreed to pay for the securities subject to the offer during the twelve (12) months prior to the notification to the minority shareholder or the unilateral declaration by the controlling shareholder in the case of OPAs for near-total control, or the agreement to request delisting in the case of OPAs for voluntary delisting;

(b)

The average price of the securities subject to the offer during the immediately preceding six-month period prior to the notification to the minority shareholder or the unilateral declaration by the controlling shareholder in the case of OPAs for near-total control, or the agreement to request delisting in the case of OPAs for voluntary delisting, or from such other date on which the offer must be made;

(c)	The book value of the shares, considering for the purposes of acquisition in the case of voluntary delisting a special delisting balance sheet;

(d)	The value of the company, assessed according to discounted cash flow criteria and/or indicators applicable to comparable companies or businesses; and

(e)	The liquidation value of the company.

The fair price offered may not be lower than the higher of the prices indicated in sections (a) and (b) above.

Furthermore, in cases where the OPA must be made without the offeror having previously acquired the securities, the fair price may not be lower than that calculated according to the valuation methods contained in section b) above, and the preceding price adjustment rules shall apply where appropriate.

Mandatory or Voluntary Tender Offer in the Case of Near-total Control

If a shareholder, whether an individual or legal entity, directly or through one or more companies controlled by it, acquires 95% or more of the outstanding capital stock of a publicly traded company subject to the Argentine Capital Markets Law (“near-total control”), any minority shareholder may request that the controlling shareholder launch an OPA for all outstanding shares of such company. Likewise, any such individual or legal entity that, directly or through one or more companies, holds 95% or more of the outstanding capital stock of a publicly traded company subject to the Argentine Capital Markets Law may issue a unilateral declaration of their intention to purchase all outstanding shares of said company within six months following the date of acquisition of “near-total control,” and may delist the company from public offering and remove its shares from listing and trading. In either case, the purchase price must be equitable, as described above.

Penalties for Breach

In the event of non-compliance with the obligation to make a mandatory public tender offer, the CNV, after formally requiring the obligated parties to comply with such obligation, shall order the

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auction of the acquired shareholdings, without prejudice to any other applicable sanctions. Additionally, the CNV may determine that any person failing to comply with the obligation to make a public tender offer shall not exercise the voting rights attached to the shares of the company, regardless of the title under which such rights may be exercised. Any acts adopted in the exercise of such rights shall be deemed null and void.

A party shall be deemed to have failed to comply with the mandatory public tender offer obligation if: (1) it fails to submit the offer within the maximum period established; (2) it submits the offer with manifest irregularities, as determined by the CNV’s rules; (3) it submits the offer beyond the maximum period established; and/or (4) it fails to execute the offer within the time frame set forth in the regulations issued by the CNV, from the moment the mandatory public tender offer obligation arises.

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DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

has agreed to act as the depositary for the American Depositary Shares.   ’s depositary offices are located at   . American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safe keep the securities on deposit.

We will appoint    as depositary pursuant to the Deposit Agreement. A copy of the Deposit Agreement will be on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the Deposit Agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-    when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the Deposit Agreement and not by this summary. We urge you to review the Deposit Agreement in its entirety.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in,     Class    common shares that are on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-share ratio by amending the Deposit Agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the Deposit Agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the Deposit Agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The Deposit Agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The Deposit Agreement and the ADRs are governed by New York law. However, our obligations to the holders of Class     common shares will continue to be governed by the laws of Argentina, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with

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such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an ADS holder, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the Class     common shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the Class     common shares represented by your ADSs through the depositary only to the extent contemplated in the Deposit Agreement. To exercise any shareholder rights not contemplated in the Deposit Agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

The registration of the Class     common shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable Class     common shares with the beneficial ownership rights and interests in such Class     common shares being at all times vested with the beneficial owners of the ADSs representing the Class     common shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, you should read the entire Deposit Agreement and the form of ADR. Directions on how to obtain copies of those documents are provided under “Where You Can Find More Information.”

Dividends and Other Distributions

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on Class    common shares or other deposited securities, after deducting its fees and expenses described below. ADS holders will receive these distributions in proportion to the number of Class     common shares their ADSs represent.

Cash. Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to Argentine laws and regulations. The conversion into U.S. dollars will take place only if practicable and if such U.S. dollars may be distributed to the ADS holders. The Depositary will apply the same method for distributing the proceeds of the sale of any property held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs.

Shares. Whenever we distribute Class     common shares as a result of a dividend or free distribution on securities on deposit with the custodian, we will deposit the applicable number of Class     common shares with the custodian. Upon receipt of confirmation of such deposit, the depositary

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will distribute to holders new ADSs representing the Class     common shares so deposited; provided, however, that only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs upon a distribution of Class     common shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new Class     common shares so distributed. No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable.

Rights to Purchase Additional Class     common shares. Whenever we intend to distribute rights to subscribe for additional Class     common shares (“Rights”), we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute such Rights. The depositary will not distribute the Rights if we fail to deliver satisfactory documents to the depositary or it is not reasonably practicable to distribute the Rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Other Distributions. Whenever we intend to distribute property other than cash, Class     common shares or Rights (“Other Distributions”), the depositary may make such Other Distributions by any means it deems equitable and practicable. To the extent the depositary deems such Other Distributions not to be equitable and practicable, it shall distribute any U.S. dollars available to the depositary from the net proceeds of public or private sales of Other Distributions as in the case of cash.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

Alternative Payments. Whenever we reasonably believe that the depositary will not be able to immediately freely convert a cash dividend or cash distribution into U.S. dollars and, at the time of such conversion, freely transfer such U.S. dollars to the United States, we may, in our sole discretion, pay such cash dividend or distribution to the depositary in the form of sovereign bonds of any series issued by the Republic of Argentina or any Province of Argentina, or bonds of any Argentine corporate issuer or any other type of securities that have an adequate liquidity in the Argentine securities markets and can be delivered to the depositary and transferred outside of Argentina for resale for U.S. dollars in over the counter transactions or in self-regulated markets in the United States of America.

Withdrawal and Transfer

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying Class     common shares at the transfer office designated by the depositary. Your ability to withdraw the Class     common shares held in respect of the ADSs may be limited by U.S. and Argentine considerations applicable at the time of withdrawal. In order to withdraw the Class     common shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Class     common shares. Upon withdrawal, the depositary’s custodian will deliver the corresponding Class     common shares to your broker or custodian at Caja de Valores S.A. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the Deposit Agreement.

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If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the Class     common shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•

temporary delays that may arise because (i) the transfer books for the Class     common shares or ADSs are closed, or (ii) Class     common shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	obligations to pay fees, taxes and similar charges.

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The Deposit Agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the Depositary and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the Deposit Agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the Deposit Agreement, upon a combination or split up of ADRs.

Voting Rights

As a holder, you generally have the right under the Deposit Agreement to instruct the depositary to exercise the voting rights for the Class     common shares represented by your ADSs. The voting rights of holders of Class     common shares are described in our bylaws, a translation of which has been filed with the SEC as an exhibit to this registration statement.

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs in accordance with such voting instructions. Securities for which no voting instructions have been received will not be voted (except as

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otherwise contemplated in the Deposit Agreement). To the extent that (i) the depositary has been provided with at least   days’ notice of the proposed meeting from the Company, (ii) the voting notice is finalized between the Company and the depositary for mailing no less than   days prior to the date of the meeting and/or the cut-off date for the solicitation of consents, and (iii) the depositary does not receive instructions on any or all agenda item(s) from a holder in a timely manner, such holder shall be deemed, and the depositary is instructed to deem such holder, to have instructed the depositary to give a discretionary proxy for such agenda item(s) to a person designated by the board of directors of the Company to vote the deposited securities represented by the ADSs for which actual instructions were not so given by all such holders on such agenda item(s); provided that no such instruction shall be deemed given and no discretionary proxy shall be given unless (a) the Company informs the depositary in writing that (x) it wishes such proxy to be given with respect to such agenda item(s), (y) there is no substantial opposition existing with respect to such agenda item(s) and (z), such agenda item(s), if approved, would not materially and adversely affect the rights of the holders of the shares, and (b) the Depositary has obtained an opinion of counsel in form and substance reasonably satisfactory to the depositary as set forth in the Deposit Agreement.

Under Argentine law as in effect as of the date hereof, (i) any shareholder (including the holders of deposited securities) who votes on any matter involving us in which the shareholder’s interests conflict with our interests may be liable under Argentine law for damages to us resulting from such shareholder’s vote, but only if the matter would not have been approved without the shareholder’s vote and (ii) shareholders who vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law, applicable Argentine regulations or the bylaws may be held jointly and severally liable, without limitation, for damages to us, other shareholders or third parties resulting from that resolution. This liability may apply to holders and beneficial owners of ADSs and, as a result, holders and beneficial owners shall indemnify us, the depositary and the custodian and any of their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims that may arise against, and any liability that may be incurred by, us, the depositary, the custodian and any of their respective directors, employees, agents and affiliates as a result of any voting instructions carried out on behalf of holders and beneficial owners that give rise to such liability under Argentine law.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Amendment and Termination

We may agree with the Depositary to modify the Deposit Agreement at any time without your consent. We undertake to give holders   days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the Deposit Agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the Deposit Agreement if you continue to hold your ADSs after the modifications to the Deposit Agreement become effective. The Deposit Agreement cannot be amended to prevent you from withdrawing the Class     common shares represented by your ADSs (except as permitted by law).

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We have the right to direct the depositary to terminate the Deposit Agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the Deposit Agreement. In either case, the depositary must give notice to the holders at least   days before termination. Until termination, your rights under the Deposit Agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Limitations on Obligations and Liability

The Deposit Agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•

We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the Deposit Agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our articles of incorporation, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement or in any provisions of or governing the securities on deposit.

•

The depositary and its agents will not be responsible (i) if holders of the ADRs or beneficial owners of the ADSs do not receive notice of any meeting of shareholders with sufficient time to enable such holder or beneficial owner to return any voting instructions to the depositary in a timely manner, including and even if, without limitation, such holder or beneficial owner is deemed to give a discretionary proxy with respect to the deposited securities of such holder or beneficial owner to a person designated by the board of directors of the company or otherwise, or the deposited securities of such holder or beneficial owner are represented, or deemed represented, for purposes of establishing a quorum at a meeting of shareholders, (ii) for any failure to carry out any instructions to vote any of the deposited securities, (iii) for the manner in which any voting instructions are given or deemed to be given pursuant to the terms of the Deposit Agreement, (iv) for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy pursuant to the Deposit Agreement, or (v) for the effect of any such vote.

•

We and the depositary are obligated only to take the actions specifically stated in the Deposit Agreement without gross negligence or willful misconduct, and the depositary shall not be a fiduciary or have any fiduciary duty to any holders of the ADRs or beneficial owners of the ADSs.

•

We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Class     common shares for deposit, any holder of ADSs or any other person believed by either of us to be competent to give such advice or information.

•	The depositary disclaims any liability arising from the insolvency of any custodian that is not a branch or affiliate of the depositary.

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•

The depositary disclaims any liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that any holder has incurred liability directly as a result of the custodian having (i) committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	No disclaimer of any Securities Act liability is intended by any provision of the Deposit Agreement.

•	The depositary and its agents may own and deal in any class of securities of the Issuer and its affiliates and in ADRs.

•

We, the depositary and the custodian disclaim any liability for the failure by any person, including without limitation, holders and beneficial owners, to obtain the benefits of credits or refunds on non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability.

•	The depositary disclaims any liability for the content of any information submitted to it by or on behalf of the Company.

•

We and the depositary also disclaim liability for any indirect special damages in any form incurred, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of Class     common shares, the depositary may require:

•

payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Class     common shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary are closed or at any time if the depositary thinks it advisable to do so.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the Deposit Agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

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Fees and Expenses

Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class    common shares, upon a change in the ADS(s)-to-Class    common shares(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class    common shares)

Up to US$ per 100 ADSs (or portion thereof) issued
Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class common shares(s) ratio, or for any other reason)	Up to US$ per 100 ADSs (or portion thereof) cancelled
Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to US$ per 100 ADSs (or portion thereof) held
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$ per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to US$ per ADS held
ADS Services	Up to US$ per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of Class     common shares on the share register and applicable to transfers of Class     common shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the expenses and charges incurred by the depositary bank in the conversion of foreign currency;

•	the fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to common shares, ADSs and ADRs; and

•	the fees and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary bank into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on

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behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the Deposit Agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain of the depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

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COMMON SHARES AND ADSS ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ADSs or Class     common shares, and we cannot guarantee that a significant public market for ADSs or Class     common shares will develop or be sustained after this offering. Future sales of substantial amounts of our ADSs or Class     common shares in the public market after this offering, or the possibility of these sales occurring, could materially and adversely affect the prevailing market prices.

Upon the completion of the global offering,     Class     common shares (including Class     common shares represented by ADSs) will be outstanding, assuming no exercise of the international underwriters’ option to purchase additional Class     common shares (including Class     common shares represented by ADSs) from the selling shareholder. Of these Class     common shares, the Class     common shares represented by ADSs sold in this international offering by the selling shareholder will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of Class     common shares described below and whose sales would be subject to additional restrictions described below. Class     common shares held by our affiliates, representing % of our issued and outstanding shares, will be “restricted securities” as that term is defined in Rule 144 under the Securities Act. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted Class     common shares will be entitled to sell those Class     common shares in the public market pursuant to an effective registration statement under the Securities Act or if they qualify for an exemption from registration under Rule 144 or otherwise. Sales of these Class     common shares in the public market after the applicable restrictions, including under the lock-up agreements, lapse, or the perception that those sales may occur, could cause the prevailing market price of the ADSs to decrease or to be lower than it might be in the absence of those sales or perceptions. As a result of lock-up agreements and market standoff agreements described below, and the provisions of Rules 144 and 701 under the Securities Act, the restricted securities will be available for sale in the public market.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the outstanding shares of our Class     common shares or the average weekly trading volume of our Class     common shares during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Rule 701 generally allows a shareholder who purchased Class     common shares pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of us

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during the immediately preceding 90 days to sell these Class     common shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 Class     common shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 Class     common shares, however, are required to wait until 90 days after the date of this prospectus before selling such Class     common shares pursuant to Rule 701.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

The Company and its directors and executive officers and the selling shareholder have agreed with the international underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives of the international underwriters.

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CERTAIN TAX CONSIDERATIONS

The following summary contains a description of certain Argentine and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class     common shares or ADSs. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Class     common shares or ADSs, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Argentine and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of Argentina and the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective purchasers of our Class     common shares or ADSs should consult their own tax advisors about the particular Argentine and U.S. federal, state, local and other tax consequences to them of the acquisition, ownership and disposition of our Class     common shares or ADSs.

Certain Argentine Tax Considerations

The following discussion of material Argentine tax matters is based upon the tax laws of Argentina and regulations thereunder as of the date of this prospectus, and is subject to any subsequent change in Argentine laws and regulations which may come into effect after such date, which change could apply retroactively and could affect the continued validity of this summary. This summary relates to matters of Argentine tax law and includes the modifications under the mentioned regulations; nevertheless, please note it does not include all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules.

This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of our Class     common shares or ADSs. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this prospectus will agree with the interpretations outlined herein. In this regard, it is important to highlight that, despite the issuance of the aforementioned regulations, further rules and clarifications may be issued in the near future. Holders are encouraged to consult their tax advisors regarding the tax treatment of our Class     common shares and ADSs as it relates to their particular situation.

Income Tax

Taxation on Dividends

According to the Argentine Income Tax Law (“ITL”), taxation applicable on the distribution of dividends from Argentine companies would be as follows:

(i)

Dividends originated in profits obtained during tax periods beginning up to December 31, 2017, whether disbursed in cash, property or other equity securities: no Argentine income tax withholding would apply on dividend distributions except for the application of the “Equalization Tax.” The Equalization Tax is applicable when the dividends distributed are higher than the “net accumulated taxable income” of the immediate previous fiscal period from when the distribution is made. To determine the “net accumulated taxable income” from the income calculated by the ITL, the income tax paid in the same fiscal period should be subtracted and the local dividends received in the previous fiscal period should be added to such income. The Equalization Tax would be imposed as a 35% withholding tax on the shareholder receiving the dividend. Dividend distributions made in property (other than cash) would be subject to the same tax rules as cash dividends. Stock dividends on fully paid shares (acciones liberadas) are not subject to Equalization Tax.

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(ii)

Dividends on Argentine shares originated in profits obtained during fiscal years initiated on or after January 1, 2018, and paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 7% income tax withholding on the amount of such dividends (“Dividend Tax”). However, if dividends are distributed to “Argentine Entities” (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no Dividend Tax should apply. Equalization Tax is not applicable.

For Argentine individuals and undivided estates not registered before the Argentine tax authorities as taxpayers for income tax purposes, as well as for non-Argentine residents, the Dividend Tax withholding will be considered a final payment.

The ITL provides a first in-first out rule pursuant to which distributed dividends correspond to the former accumulated profits of the distributing company.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from profit distributions made on Class     common shares and ADSs.

Capital Gains Tax

According to income tax regulations, the results derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities, are subject to Argentine income tax (unless an exemption applies), regardless of the type of beneficiary who realizes the gain.

Argentine Entities

Capital gains obtained by Argentine Entities derived from the sale, exchange or other disposition of shares in Argentine entities are subject to income tax on the net income at a progressive tax rate system (set from 25% to 35% depending on the net accumulated taxable income). The applicable scales for fiscal periods commencing on or after January 1, 2026, are as follows: (i) net taxable income accumulated up to Ps. 133,514,185.74 will be subject to a rate of 25%; (ii) net taxable income accumulated over Ps. 133,514,185.74 up to Ps. 1,335,141,857.38 will incur a payment of Ps. 33,378,546.43 plus 30% on the excess over Ps. 133,514,185.74; and (iii) net taxable income accumulated over Ps. 1,335,141,857.38 will be subject to a payment of Ps. 393,866,847.93 plus 35% on the excess over Ps. 1,335,141,857.38. The amounts stated above are annually updated based on an inflation index.

Losses arising from the sale of shares may only be offset against income derived from operation of the same nature and source and may be carried forward for a period of five fiscal years.

Finally, losses generated in fiscal year 2025 and thereafter may be adjusted for inflation rate (IPC) in accordance with applicable regulations.

Argentine Resident Individuals and Undivided Estates Located in Argentina

Income obtained by Argentine resident individuals and undivided estates located in Argentina from the sale of shares and other securities are exempt from capital gains tax in the following cases: (i) shares placed through a CNV- authorized public offering; and/or (ii) shares traded on CNV- authorized stock markets with segments ensuring priority of price-time and interference of offers; and/or (iii) the sale, exchange or other disposition of shares through CNV-authorized tender offer regimes and/or share exchanges. The ADSs (if applicable) would not qualify for such exemption, as they would not meet the conditions set forth above.

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In addition, since tax period 2020, in the case of securities under the provisions of Section 98 of the ITL, not included in the first paragraph of Section 26 subsection u) of the ITL, Argentine resident individuals and undivided estates located in Argentina are exempt from capital gains tax derived from their sale, exchange, or disposal to the extent said securities are listed on stock exchanges or securities markets authorized by the CNV, without being applicable the provisions of Section 109 of the ITL. In this sense, Section 109 of the ITL provides that the total or partial exemptions established or that will be established in the future by special laws regarding securities, issued by the national, provincial, or municipal States or the City of Buenos Aires, will not have effects on income tax for Argentine resident individuals and undivided estates located in Argentina. ADSs would not qualify for the exemption applicable to Argentine resident individuals since the referred conditions would not apply.

If the exemptions do not apply, the income derived by Argentine resident individuals and undivided estates located in Argentina from the sale, exchange or other disposition of ADSs (and shares, if applicable) is subject to income capital gains tax at a 15% rate on net income calculated in Argentine currency. The acquisition cost may be updated pursuant to the IPC inflationary index rate to the extent the equity participation was acquired after January 1, 2018. Losses arising from the sale of non-exempt Argentine shares can only be offset by Argentine individuals and undivided estates located in Argentina against income derived from operations of the same source and type (understanding by “type” the different concepts of income included under each article of Chapter II, Title IV of the ITL), for a five-year carryover period. Losses generated in fiscal year 2025 and thereafter may be adjusted for inflation rate (IPC) in accordance with applicable regulations.

If Argentine resident individuals and undivided estates located in Argentina perform a conversion procedure of securities representing shares, that do not meet the exemption requirements stated in the conditions mentioned in points (i), (ii) and (iii) of the paragraph above, with the intention to hold instead the underlying shares that do comply with said requirements, such conversion would be considered a taxable transfer of the securities representing shares for which the fair market value by the time the conversion takes place should be considered. The same tax treatment will apply if the conversion process involves shares that do not meet the exemption requirements stated above that are converted into securities representing shares to which the exemption is applicable.

Once the underlying shares or securities representing shares are converted, the results obtained from the sale, exchange, swap or any other disposition thereof would be exempt from income tax provided that the conditions mentioned in points (i), (ii) and (iii) of the paragraph above are satisfied.

In light of amendments introduced by Law No. 27,541, it could also be construed that a capital gains exemption could also apply for Argentine resident individuals and undivided estates located in Argentina if the securities involved in the conversion process are listed on stock exchanges or securities markets authorized by the CNV (although the matter is not free from doubt and further clarifications should be issued).

Foreign Beneficiaries

Income derived from the sale of ADSs or Class     common shares is deemed as Argentine source income and, thus, non-Argentine resident individuals or legal entities (“Foreign Beneficiaries”) that obtain such kind of income may be subject to income tax.

In the case of the sale of Class     common shares, Foreign Beneficiaries are exempt from income tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; and/or (ii) when the shares are traded on CNV- authorized stock markets, under segments that ensure priority of price- time and interference of offers; and/or (iii) when the sale, exchange or

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. The applicable exemption on the sale of Argentine shares will proceed as long as the Foreign Beneficiary does not reside in, nor channel the invested funds through, “non-cooperative jurisdictions” (as defined below) and in accordance with Section 90 of the Regulatory Decree of the ITL.

In the case of the sale of ADSs, Foreign Beneficiaries that are not resident in nor channel their invested funds through non-cooperative jurisdictions are exempt from income tax derived from the sale of such ADSs.

In case the exemption is not applicable, and the Foreign Beneficiaries are not resident in nor channel their invested funds through non-cooperative jurisdictions, the gain derived from the disposition of the Class     common shares or ADSs would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price.

For Foreign Beneficiaries resident in, or whose funds are channeled through jurisdictions considered as non-cooperative for purposes of fiscal transparency, the tax rate applicable to the sales of the Class     common shares and/or ADSs is assessed at a 35% rate applicable on a presumed net gain basis set at 90%, leading to a 31.5% effective rate on the gross price.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of Class     common shares and ADSs and whether any different treatment under a treaty to avoid double taxation could apply.

Tax Treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, China, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Qatar, Russia, Spain, Sweden, Switzerland, Turkey, the UK, United Arab Emirates and Uruguay. There is currently no tax treaty for the avoidance of double taxation in effect between Argentina and the United States. The treaties signed with Japan, Luxembourg, Czech Republic and Austria are not yet in force. It should be noted that the bill approving the tax treaty entered into with Austria was recently enacted by Congress, yet its ratification remains pending by the Federal Executive Branch. Since January 2023 an international administrative agreement for the exchange of information between ARCA and the IRS has been in force.

The “Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting” under the Organization for Economic Cooperation and Development (“OECD”) framework has been approved by Law No. 27,788 and ratified by Argentina on September 29, 2025. The Multilateral Convention (“MLI”) applies to certain taxable events occurring on or after January 1, 2026. This circumstance could alter enforcement of tax treaties to avoid double taxation concluded by Argentina with other nations that have also signed the MLI and for which the MLI has entered into force (as the date of entry into force varies by each signatory jurisdiction).

It is not clear when, if ever, a treaty and/or multilateral instrument with the United States will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our Class     common shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i) exempted from the payment of the personal assets tax and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties if certain conditions are met.

Holders are encouraged to consult a tax advisor as to the potential application of the provisions of a treaty in their specific circumstances.

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Personal Assets Tax

Argentine entities must pay the personal assets tax corresponding to Argentine and foreign resident individuals and foreign resident entities for the holding of company shares by December 31 of each year. For tax period 2019, inclusive, and onwards the applicable tax rate is 0.50% and is levied on the proportional net worth value (valor patrimonial proporcional) by December 31st of each year, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine resident individuals and/or foreign resident shareholders. The Argentine company may seek this reimbursement of Personal Assets Tax by setting off the applicable tax against any amount due to its shareholders or in any other way or, under certain circumstances, waive its right under Argentine law to seek reimbursement from the shareholders.

Holders are encouraged to consult a tax advisor as to the particular Argentine personal assets tax consequences derived from the holding of Class     common shares and ADSs.

Value Added Tax

The sale, exchange or other disposition of our Class     common shares or ADSs and the distribution of dividends are exempted from the value added tax.

Tax On Debits and Credits on Argentine Bank Accounts

All credits and debits originated in bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075%. The applicable rate of tax on debits and credits on Argentine bank accounts (“TDC”) is doubled for certain cash withdrawals made by certain Argentine legal entities.

Owners of bank accounts subject to the general 0.6% rate, as well as those subject to the 1.2% rate, may consider 33% of all tax paid as a credit against specific taxes. Such amounts can be utilized as a credit for income tax or for the special contributions on cooperatives capital. The remaining amount is deductible for income tax purposes. If lower rates were applied, the available credit would be reduced to 20%. Additionally, 100% of the tax paid may be considered as credit against income tax by entities that are characterized as “micro” and “small” and 60% of the tax paid may be considered as credit against income tax by those entities related to the manufacturing industry that are characterized as “medium- stage 1-” by means of section 1 of Law No. 25,300 and its complementary ones.

Additionally, Decree No. 394/2023 provides that, as from July 31, 2023, micro-companies may compute up to 30% of the TDC effectively paid as payment on account of up to 15% of the employer’s contributions provided for in Section 19 of the Solidarity Law that are destined to the Argentine Integrated Security System (AISS). This credit may be used for salaries accrued between August 1, 2023 and December 31, 2026.

TDC has certain exemptions. Debits and credits in special checking accounts (created under Communication “A” 3250 of the Argentine Central Bank) are exempted from this tax if the accounts are held by foreign legal entities and if they are exclusively used for financial investments in Argentina. For certain exemptions and/or tax rate reductions to apply, bank accounts must be registered with the Tax Authority (ARCA) in accordance with General Resolution (AFIP) No.3900/2016.

Whenever financial institutions governed by Law No. 21,526 make payments acting in their own name and behalf, the application of this tax is restricted to certain specific transactions. Such specific transactions include, among others, dividends or profits distributions.

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TDC exemptions foreseen in Decree No. 380/2001 and other regulations of the same nature shall not be applicable in those cases where cash payments are related to the purchase, sale, exchange, intermediation and/or any other type of operation on crypto assets, cryptocurrencies, digital currencies or similar instruments, in the terms defined by the applicable rules.

By means of Law 27,702 (B.O. 11/30/2022), the validity of the Income Tax, Personal Assets Tax and TDC were extended until December 31, 2027.

Gross Turnover Tax

This tax is a provincial-level tax, which is also levied in the City of Buenos Aires, applicable to gross revenues resulting from the regular and onerous exercise of commerce, industry, profession, business, services or any other onerous activity conducted on a regular basis within the respective Argentine jurisdiction. Each of the Provinces and the City of Buenos Aires apply different tax rates depending on the type of activity.

In addition, gross turnover tax could be applicable on the transfer of Class     common shares or ADSs and on the perception of dividends to the extent, such activity is conducted on a regular basis within an Argentine Province or within the City of Buenos Aires. Under the Tax Code of the City of Buenos Aires, any transaction with shares as well as the perception of dividends are exempt from gross turnover tax.

Holders of Class     common shares and ADSs are encouraged to consult a tax advisor as to the particular gross turnover tax consequences of holding and disposing of Class    common shares and ADSs in the involved jurisdictions.

Regimes for the Collection of Provincial Tax Revenues on the Amounts Credited to Bank Accounts

Different tax authorities (i.e., City of Buenos Aires, Corrientes, Córdoba, Tucumán, Province of Buenos Aires and Salta, among others) have established collection regimes for gross turnover tax purposes applicable to those credits verified in accounts opened at financial entities, of any type and/or nature and including all branch offices, irrespective of territorial location. These regimes apply to those taxpayers included in the lists provided monthly by the tax authorities of each jurisdiction. The applicable rates may vary depending on the jurisdiction involved. Collections made under these regimes shall be considered as a payment on account of the gross turnover tax. Note that certain jurisdictions have excluded the application of these regimes on certain financial transactions. Holders of Class    common shares and ADSs shall corroborate the existence of any exclusions to these regimes in accordance with the jurisdiction involved.

Stamp Tax

Stamp tax is a local tax, which is also levied in the City of Buenos Aires, applicable to the execution of onerous transactions within an Argentine provincial jurisdiction or the City of Buenos Aires or outside an Argentine provincial jurisdiction or the City of Buenos Aires but with effects in such jurisdiction. In the City of Buenos Aires, acts or instruments related to the negotiation of shares and other securities duly authorized for its public offering by the CNV are exempt from stamp tax to the extent their placement is made within a 180-days term counting as from when such authorization is granted.

Holders of Class    common shares and ADSs are encouraged to consult a tax advisor as to the particular stamp tax consequences arising in the involved jurisdictions.

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Prospective investors should consider the tax consequences in force in the above-mentioned jurisdictions at the time the concerned document is executed and/or becomes effective.

Other Taxes

There are no federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class     common shares or ADSs. At the provincial level, the Province of Buenos Aires imposes a tax on free transmission of assets, including inheritance, legacies, donations, etc. For tax period 2026, any gratuitous transfer of property lower than or equal to Ps. 5,606,568 is exempt. This amount is increased to Ps. 23,343,337 in the case of transfers among parents, sons, daughters and spouses. The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.603% to 9.513%), varies according to the property value to be transferred and the degree of kinship of the parties involved. Free transmission of Class     common shares or ADSs could be subject to this tax. Holders of Class     common shares and ADSs are encouraged to consult a tax advisor as to the tax consequences arising in the involved jurisdictions.

Court Tax

In the event that it becomes necessary to institute enforcement proceedings in relation to our Class     common shares and ADSs in the federal courts of Argentina or the courts sitting in the City of Buenos Aires, a court tax (currently at a rate of 3.0%) will be imposed on the amount of any claim brought before such courts. Certain court and other taxes could be imposed on the amount of any claim brought before the Province courts.

Incoming Funds Arising from Non-Cooperative or Low or Nil Tax Jurisdictions

According to Section 82 of the Law No. 27,430, for fiscal purposes, any reference to “low tax or no tax countries” or “non-cooperative countries” should be understood to be “non-cooperative jurisdictions or low or nil tax jurisdictions,” as defined in Section 19 and Section 20 of the ITL.

As defined under Section 19 of the ITL, “non-cooperative jurisdictions” are those countries or jurisdictions that do not have an agreement in force with the Argentine government for the exchange of information on tax matters or a treaty to avoid international double taxation with a broad clause for the exchange of information. Likewise, those countries that, having an agreement of this type in force, do not effectively comply with the exchange of information will also be considered as non-cooperative. The aforementioned treaties and agreements must comply with international standards of transparency and exchange of information on fiscal matters to which the Republic of Argentina has committed. The Argentine executive branch published a list of the non-cooperative jurisdictions based on the criteria above. In this sense, Section 24 of the RD ITL lists the jurisdictions that should be considered as “non-cooperative” under the disposition of Section 19 of the ITL.

In turn, “low or nil tax jurisdictions” are defined as those countries, domains, jurisdictions, territories, associated states or special tax regimes in which the maximum corporate income tax rate is lower than 60% of the minimum corporate income tax rate established in the first paragraph of Section 73 of the ITL. In light of Section 25 of the RD ITL, for purposes of determining the taxation level referred to in Article 20 of the ITL, the aggregate corporate tax rate in each jurisdiction, regardless of the governmental level in which the taxes were levied must be considered. In turn, “special tax regime” is understood as any regulation or specific framework that departs from the general corporate tax regime applicable in said country and results in an effective rate below that stated under the general regime.

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According to the legal presumption under Section 18.2 of Law No. 11,683, as amended, incoming funds from non-cooperative or low or nil jurisdictions could be deemed unjustified net worth increases for the Argentine party, no matter the nature of the operation involved. Unjustified net worth increases are subject to the following taxes:

•	income tax would be assessed at 110% of the amount of funds transferred.

•	VAT and Excise Tax (if any) would be assessed at 110% of the amount of funds transferred.

Although the concept of “incoming funds” is not clear, it should be construed as any transfer of funds:

(i)

from an account in a non-cooperative/low or nil tax jurisdiction or from a bank account opened outside of a non-cooperative or low or nil tax jurisdiction but owned by an entity located in a non-cooperative or low or nil tax jurisdiction;

(ii)	to a bank account located in Argentina or to a bank account opened outside Argentina but owned by an Argentine party.

The Argentine party may rebut such legal presumption by duly evidencing before the Argentine tax authority that the funds arise from activities effectively performed by the Argentine party or by a third party in such jurisdiction, or that such funds have been previously declared.

Certain United States Federal Income Tax Considerations

This discussion describes certain U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning and disposing of the Class     common shares and ADSs. This discussion does not contain a detailed description of all potential U.S. federal income tax consequences and does not address the Medicare tax on net investment income, U.S. federal estate and gift taxes or the effects of any state, local or non-U.S. tax laws. In addition, this discussion does not apply to certain classes of holders subject to special treatment, such as persons that own or are deemed to own 10% or more of the voting power or 10% or more of the total value of all classes of our stock, dealers in securities or currencies, regulated investment companies, real estate investment trusts, traders in securities that elect mark-to-market tax treatment, banks or other financial institutions, insurance companies, tax-exempt organizations, entities or arrangements treated as partnerships for U.S. federal income tax purposes (or partners therein), persons who are liable for alternative minimum tax, persons who acquired the Class    common shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation, persons holding the Class    common shares or ADSs in connection with a trade or business conducted outside of the United States, persons holding the Class     common shares or ADSs as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, persons required to accelerate the recognition of any item of gross income with respect to the Class    common shares or ADSs as a result of such income being recognized on an applicable financial statement, or U.S. holders that have a functional currency other than the U.S. dollar, all of which may be subject to rules that differ significantly from those described below. If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Class    common shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding Class    common shares or ADSs, you should consult your tax advisors. This discussion assumes that the Class    common shares and ADSs are held as “capital assets” for U.S. federal income tax purposes.

This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative rulings and judicial authority, all as in effect as of the

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date hereof. All of these laws and authorities are subject to change, possibly on a retroactive basis. In addition, this discussion assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms. Prospective investors should consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of purchasing, owning and disposing of the Class   common shares and ADSs in light of their particular circumstances.

For purposes of this summary, you are a U.S. holder if you are a beneficial owner of Class   common shares or ADSs and you are, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

In general, if you are the beneficial owner of ADSs, you will be treated for U.S. federal income tax purposes as the beneficial owner of the Class   common shares represented by those ADSs, and no gain or loss will be recognized if you exchange ADSs for the Class   common shares represented by those ADSs.

Except as specifically noted below under “—Passive Foreign Investment Company,” the following discussion assumes we are not, and will not be, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

Dividends

The gross amount of distributions paid with respect to the Class   common shares or ADSs (including the amount of any Argentine taxes withheld), other than certain pro rata distributions of our shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your tax basis in the Class    common shares or ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or other disposition. We do not, however, expect to maintain calculations of earnings and profits under U.S. federal income tax principles, and therefore it is expected that distributions generally will be reported to you as dividends.

Any dividends you receive (including any withheld taxes) will be includable in your income on the date of your receipt of the dividend, or in the case of ADSs, the depositary’s receipt of the dividend. Such dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations. Dividends paid in pesos or other non-U.S. currency will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your receipt of the dividend, or in the case of ADSs, the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. If such a dividend is not converted into U.S. dollars on the date of receipt, you generally will have a basis in the non-U.S. currency equal to its U.S. dollar value on that date. Any gain or loss realized on a subsequent conversion or other disposition of such currency will be treated as U.S.-source ordinary income or loss.

Dividends received by certain non-corporate U.S. holders will generally be subject to taxation at reduced rates if the dividends are “qualified dividends.” Subject to applicable limitations (including a

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minimum holding period requirement), dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC (see the discussion under “—Passive Foreign Investment Company” below). U.S. Treasury Department guidance indicates that the ADSs will be readily tradable on an established securities market in the United States once they are listed and traded on the NYSE.

Because the Class   common shares are not themselves listed on a U.S. exchange, dividends received with respect to the Class   common shares that are not represented by ADSs generally will not be treated as qualified dividends. You should consult your own tax advisors regarding the availability of the reduced dividend tax rate in light of your own particular circumstances.

Dividends received by U.S. holders will generally constitute foreign-source income and “passive category” income for U.S. foreign tax credit purposes. Subject to certain conditions and limitations (including a minimum holding period requirement), any Argentine tax withheld from dividends on the Class   common shares or ADSs may be treated as a foreign income tax eligible for credit against your U.S. federal income tax liability. However, Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the Internal Revenue Service (the “IRS”) are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, you may be able to deduct any Argentine tax withheld from dividends in computing your taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules with respect to foreign tax credits and deductions for foreign taxes are complex and you are urged to consult your own tax advisors regarding the availability of the foreign tax credit or a deduction in light of your particular circumstances.

Any amounts withheld on account of the Argentine personal assets tax (as discussed under “—Certain Argentine Tax Considerations—Personal Assets Tax”) will not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such tax, subject to applicable limitations under the Code. You should consult your tax advisors regarding the U.S. federal income tax treatment of any such Argentine taxes.

Sale or Other Disposition

Upon a sale or other disposition of the Class   common shares or ADSs, you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition and your tax basis, determined in U.S. dollars, in the Class   common shares or ADSs. Such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if the Class   common shares or ADSs were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by a non-corporate U.S. holder may be taxable at a preferential rate. Any gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Consequently, you may not be eligible for a foreign tax credit for any Argentine tax imposed

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upon the sale or other disposition of the Class    common shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, any such Argentine tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable Argentine tax may reduce the amount realized on the sale or other disposition of the Class   common shares or ADSs. As discussed above, however, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any Argentine tax is imposed upon the sale or other disposition of the Class   common shares or ADSs and you apply such temporary relief, such Argentine tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. The rules with respect to foreign tax credits and deductions for foreign taxes are complex and you are urged to consult your own tax advisors regarding the availability of the foreign tax credit or a deduction in light of your particular circumstances.

Passive Foreign Investment Company

In general, we will be a PFIC for any taxable year in which, after applying certain look-through rules, (i) at least 75% of our gross income is passive income, or (ii) at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce, or are held for the production of, passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, cash and other assets readily convertible into cash are generally considered passive assets.

Based on the past and projected composition of our income and assets, and the value of our assets, including goodwill, we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition or in the value of our assets.

If we are a PFIC for any taxable year during which you hold our Class    common shares or ADSs, you could be subject to additional U.S. federal income taxes on gain recognized with respect to our Class    common shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our Class    common shares or ADSs, we would generally continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the Class    common shares or ADSs, even if we ceased to meet the threshold requirements for PFIC status during such years. However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your Class    common shares or ADSs had been sold on the last day of the last taxable year during which we were a PFIC.

You will generally be required to file IRS Form 8621 if you hold our Class    common shares or ADSs in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding our Class    common shares or ADSs if we are considered a PFIC in any taxable year, including the potential availability and effect of any elections which would provide for alternative treatment.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Specified Foreign Financial Asset Reporting

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the Class   common shares and ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders that fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Class   common shares and ADSs, including the application of the rules to their particular circumstances.

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from the sale or other disposition of, the Class   common shares or ADSs that are paid within the United States or through certain U.S.-related financial intermediaries generally will be subject to information reporting unless a U.S. holder is treated as an exempt recipient. Such payments may also be subject to backup withholding unless a U.S. holder (i) provides a correct taxpayer identification number and certifies that it is not subject to backup withholding or (ii) otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the holder timely furnishes the required information to the IRS.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

EXCHANGE RATES AND EXCHANGE CONTROLS

Exchange Rates

From 1991 until the end of 2001, Law No. 23,928 (the “Convertibility Law”) established a fixed exchange rate of Ps.1.00 per U.S. dollar. On January 6, 2002, the Public Emergency Law ended the U.S. dollar-Argentine peso parity. Following a brief period during which the Argentine government established a temporary dual exchange rate system pursuant to the Public Emergency Law, the Argentine peso has been allowed to float freely against other currencies since February 2002, although the Argentine government has retained the power to intervene by buying and selling foreign currency on its own account, a practice in which it engages on a regular basis.

Currency controls that tightened restrictions on capital flows, and the official exchange rate between the Argentine peso and the U.S. dollar and transfer restrictions that substantially limit the ability of companies to retain foreign currency or make payments abroad are currently in place in Argentina and have been for alternating periods during the past years. By means of Decree No. 609/2019 dated September 1, 2019, as amended, the Argentine executive branch reinstated foreign exchange controls and authorized the Central Bank to (a) regulate access to the Foreign Exchange Market for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimed at eluding, through the use of securities and other instruments, the measures adopted through the Decree No. 609/2019. As of the date of this prospectus, foreign exchange regulations have been (i) extended indefinitely, and (ii) consolidated in a single set of regulations, Communication “A” 8307, as subsequently amended and supplemented from time to time by the Central Bank’s communications (the “Foreign Exchange Regulations”).

The Central Bank requested the CNV to implement aligned measures to avoid elusive practices and operations. In this sense, the CNV, in line with the provisions of Article 3 of the Decree No. 609/2019, established various measures to avoid such elusive practices and operations. The following table sets forth the annual low, high, average and period-end exchange rates for the years and months indicated, expressed in nominal Argentine peso per U.S. dollar, based on rates quoted by the Central Bank under its Communication “A” 3500. The Federal Reserve Bank of New York does not report a noon buying rate for the Argentine peso.

	Low	High	Average(1)	Period End
Year ended December 31,	(pesos per U.S. dollar)
2020	59.82	84.15	71.62	84.15
2021	84.70	102.75	95.80	102.75
2022	103.04	177.13	133.55	177.13
2023	178.14	808.48	317.16	808.48
2024	810.65	1,032.50	916.25	1,032.75
2025	1,032.75	1,487.08	1,262.38	1,459.42
Month
January 2026	1,427.03	1,472.73	1,449.33	1,447.67
February 2026	1,367.24	1,451.70	1,409.66	1,408.97
March 2026	1,370.29	1,418.28	1,396.34	1,382.76
April 2026	1,354.77	1,399.12	1,381.45	1,381.10

(1)	Calculated using the average of exchange rates on the last day of each month during the year (for annual periods) and the average of daily exchange rates during the period (for monthly periods).

No representation is made that Argentine peso amounts have been, could have been, or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Foreign Exchange Regulations

For the purposes of this section, (i) “foreign currency” means any currency other than the Argentine peso; and (ii) “Foreign Exchange Regulations” means the foreign exchange regulations issued by the Central Bank pursuant to Communication “A” 8307 as amended and supplemented from time to time.

Communication “A” 8226 issued by the Central Bank on April 11, 2025, and effective as of April 14, 2025, implemented certain measures to ease foreign exchange restrictions and introduce greater flexibility to the Foreign Exchange Regulations. As a result, as of the date of this prospectus, the restrictions for payments of imports in place since December 13, 2023, have been eased. However, certain Central Bank restrictions that limit access to the Foreign Exchange Market remain in force. Below is a description of the main Foreign Exchange Regulations.

Specific Provisions for Income from the Foreign Exchange Market

Entry and Settlement of the Proceeds from the Export of Goods Through the Foreign Exchange Market

The Foreign Exchange Regulations require that proceeds from the export of goods entering the country are settled in Argentine pesos through the Foreign Exchange Market within a specific timeframe, depending on the type of good. Regardless of the maximum settlement periods, export proceeds must be entered and settled in Argentine pesos in the Foreign Exchange Market within 20 business days from the date of collection. However, the ability to use this period is subject in all cases to compliance with the deadlines established in the Foreign Exchange Regulations for each type of good.

If the client is a Special Purpose Vehicle (“VPU,” as per its acronym in Spanish) adhering to RIGI, and that has declared to the Ministry of Economy its intention to claim the benefits established in Section 198 of the Bases Law, regarding the collection of export proceeds from goods and services, the repatriation and settlement provisions set forth in section 14.1 of the Foreign Exchange Regulations shall apply, as appropriate.

Amounts received in foreign currency as compensation for losses related to exported goods must also be entered into the country and settled in Argentine pesos through the Foreign Exchange Market, up to the value of the insured exported goods.

Advances, pre-financing, and post-financing from abroad must be entered into the country and settled in the Foreign Exchange Market within 20 business days from the date of collection or disbursement abroad, subject to the requirements and exceptions established in section 7.1.3 of the Foreign Exchange Regulations.

There are some exceptions to the obligation to settle through the Foreign Exchange Market, including, but not limited to, collections from exporters under the Regime for the Promotion of Knowledge Economy Exports (established by Decree No. 679/2022, also known as Régimen De Fomento De Inversiones Para Exportaciones De Las Actividades De La Economía Del Conocimiento), provided that the funds have been entered into the country within the regulatory timeframes and all other conditions set forth in the Foreign Exchange Regulations are met.

The exporter must designate a financial entity to follow up each export transaction. The obligation to enter and settle foreign currency through the Foreign Exchange Market corresponding to a shipment permit will be considered satisfied when the financial entity designated to follow up the relevant transaction, certifies that the entry and settlement have taken place.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Application of Foreign Currency from Export Proceeds

The application of foreign currency from export proceeds of goods occurs when it has been certified that the exported goods or the foreign currency received for them have been used to settle principal, interest, and/or issuance costs of financing transactions, pay profits and dividends, and/or carry out the repatriation of a direct investment by a non-resident shareholder in the cases detailed below, all in accordance with section 7.3 of the Foreign Exchange Regulations:

(i)	settled export advances of goods;

(ii)	settled export pre-financing of goods;

(iii)	settled export post-financing of goods;

(iv)	settlements related to exports financed by foreign importers through local financial institutions;

(v)	financial loans with contracts in force as of August 31, 2019, the terms of which provide for servicing obligations through the application of export proceeds abroad;

(vi)	export pre-financing and financing granted or guaranteed by local financial institutions pending as of August 31, 2019, that were not settled through the Foreign Exchange Market;

(vii)

export advances and pre-financing from abroad pending as of August 31, 2019, that were not settled through the Foreign Exchange Market, provided that prior approval has been obtained or the mechanism described in section 9.3.3.2 of the Foreign Exchange Regulations is applied;

(viii)	financial transactions authorized for the application of export proceeds from goods and services;

(ix)	transactions authorized for the application of export proceeds from goods under the Investment Promotion Regime for Exports (Decree No. 234/21);

(x)	financing related to goods imports authorized for the application of export proceeds from goods; and

(xi)	export advances, pre-financing, and post-financing from abroad with partial settlement pursuant to the provisions of Decrees No. 492/23, 549/23, 597/23, and 28/23.

Obligation to Settle Foreign Currency from Exports of Services

As a general rule, payments received for the provision of services by residents to non-residents must be entered and settled through the Foreign Exchange Market within 20 business days from the date of their collection abroad or in Argentina or their crediting to foreign accounts.

In the case of funds received or credited abroad, the collection and liquidation may be considered completed for the amount equivalent to the usual expenses debited by the financial entities abroad for the transfer of funds to the country.

If the client is a VPU under RIGI and has notified the Ministry of Economy of its intention to avail itself of the benefits set out in Article 198 of the Bases Law (which states that VPUs are not required to enter or settle in the Foreign Exchange Market the foreign currency obtained from services rendered to non-residents, among others), the exception provided in Section 14.1.3 of the Foreign Exchange Regulations will apply. This section specifies that payments for services provided to non-residents by a VPU with a RIGI-backed project will be exempt from the requirement to enter and/or settle the foreign currency value, as long as the service was provided or accrued from the start-up date of the VPU, as reported by the Ministry of Economy to the Central Bank.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Certain situations outlined in section 2.2.2 of the Foreign Exchange Regulations are exempt from the settlement obligation for proceeds from the export of services, as long as these proceeds are repatriated within the established deadlines (i.e., funds must be transferred into Argentina through the Foreign Exchange Market, but may not be converted into pesos in the Foreign Exchange Market). These exceptions include: (a) exports of services proceeds received by individuals that comply with specific regulatory requirements; (b) certain exports of services rendered by legal entities that qualify as beneficiaries of the “Knowledge Economy Promotion Regime” (pursuant to Law No. 27,506 and its Regulatory Decree No. 1034/2020) and meet specific conditions; and (c) certain export proceeds from services related to international tourism operations in Argentina.

Disposal of Non-Financial, Unproduced Assets

The Foreign Exchange Regulations define disposals of non-financial, unproduced assets as transactions involving the transfer of intangible assets associated with economic property rights, including, among others: (a) fishing rights; (b) mining rights; (c) airspace and electromagnetic spectrum rights; (d) athlete transfer fees, including training compensation rights received from transactions between third parties; and (e) patents, copyrights, concessions, leases, trademarks, logos, and internet domains, provided they are sold separately from the entity that owns them.

The consideration received by residents from the disposal of non-financial, unproduced assets to non-residents must be entered into the country in foreign currency and settled through the Foreign Exchange Market within 20 business days from the date of receipt abroad or in Argentina, or from the date of crediting to foreign accounts.

In the case of funds received or credited abroad, the entry and settlement requirement may be considered fulfilled for the amount equivalent to the usual charges debited by foreign financial institutions for transferring the funds to the country.

Debt Securities Subscribed Abroad and External Financial Indebtedness

Debt securities publicly registered abroad (other external financial indebtedness), and foreign currency-denominated debt securities publicly registered in Argentina fully subscribed abroad (“External Financial Indebtedness’), disbursed as from September 1, 2019, must be entered into Argentina and settled in the Foreign Exchange Market as a requirement to service their capital and interest payments. Consequently, although the settlement of the proceeds from such transactions is not mandatory, failing to settle it will prevent future access to the Foreign Exchange Market for reimbursement purposes.

Additionally, as further conditions for such access to the Foreign Exchange Market, the transaction must have been declared in the External Assets and Liabilities Survey, and access to the Foreign Exchange Market must occur no more than three business days prior to the due date of the capital or interest service to be paid.

In the case of a capital payment of debt securities issued as from November 8, 2024 made through a transfer abroad, access to the Foreign Exchange Market must occur at least 365 calendar days after their issuance date. This minimum term will be reduced to 180 calendar days for securities issued on or between April 21, 2025 and May 15, 2025, and increased to 18 months for securities issued on or after May 16, 2025, pursuant to Communication “A” 8244 issued by the Central Bank on May 15, 2025, which was consolidated in the Foreign Exchange Regulations by means of Communication “A” 8307, issued by the Central Bank on August 25, 2025.

Access to the Foreign Exchange Market to make payments more than 3 days in advance of the due date is, as a general rule, subject to prior authorization from the Central Bank. The following cases

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

of early repayment may be exempt from such prior authorization, provided they meet several requirements outlined in Section 3.5 of the Foreign Exchange Regulations: (i) early repayment of principal and interest of a debt security that qualifies as External Financial Indebtedness or a foreign currency financing from a local financial institution (not granted from a foreign credit line) with the settlement of funds entered into the country by the issuance of a new debt security that qualifies as External Financial Indebtedness; (ii) early repayment of principal and interest with the simultaneous settlement of other External Financial Indebtedness, issued within the framework of a refinancing, repurchase and/or early redemption of debt; (iii) early repayment of interest in the context of a debt exchange process involving debt securities that qualify as External Financial Indebtedness; (iv) early repayment of principal and interest simultaneously with the settlement of new External Financial Indebtedness granted by a local financial institution through a foreign credit line; (v) early repayment of principal and interest by a VPU adhering to RIGI; and (vi) early repayment of principal and interest of a debt security that qualifies as External Financial Indebtedness of foreign currency financing from a local financial institution (not granted from a foreign credit line) simultaneously with settlement of new foreign currency financing granted by a local financial institution.

Furthermore, prior approval from the Central Bank is required for local residents to access the Foreign Exchange Market for the payment of principal and interest related to External Financial Indebtedness with related parties. Certain specific exceptions apply, as detailed in Section 3.5.6 of the Foreign Exchange Regulations. See “—Payments Related to Debts with Related Parties.”

Additionally, under Section 3.11.2 of the Foreign Exchange Regulations, entities may grant access to the Foreign Exchange Market to residents in order to make payments for debt services related to External Financial Indebtedness or debt securities registered in Argentina, in accordance with Section 3.6.1.3 of the Foreign Exchange Regulations, to purchase foreign currency before the regulatory term permitted by the regulations, under the following conditions:

(i)	the funds acquired are deposited in foreign currency accounts held by the client in local financial institutions;

(ii)	the intervening entity has verified that the indebtedness, the service of which will be paid with these funds, complies with the applicable Foreign Exchange Regulations that allow such access; and

(iii)	the client’s access falls within one of the following situations:

(a)	it is made within the 60 calendar days prior to the due date, with a daily amount not exceeding 10% of the amount to be paid; or

(b)	it is made within five business days prior to the regulatory deadline allowed in each case, with a daily amount not exceeding 20% of the amount to be paid.

Furthermore, Communication “A” 8245 issued by the Central Bank on May 22, 2025 (which was subsequently consolidated into the Foreign Exchange Regulations under Communication “A” 8307) stipulates that, in order to access the Foreign Exchange Market to repay principal maturities of debt securities issued by local financial institutions through transactions arranged as of May 26, 2025, as an additional condition, the payment must take place only after at least 12 months have passed since the date of issuance.

Specific Provisions on Access to the Foreign Exchange Market

General Requirements

As a general rule, and in addition to the specific rules of each transaction, certain general requirements must be complied with by a local company or individual to access the Foreign Exchange

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Market for the purchase of foreign currency or its transfer abroad (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents; distribution of profits and dividends; payment of debt securities issued abroad and external financial indebtedness; interest payments on debts for the import of goods and services, among others) without requiring prior approval from the Central Bank. In this regard, the local company or individual must file an affidavit stating that:

(1) At the time of access to the Foreign Exchange Market, all of its foreign currency holdings in Argentina are deposited in accounts of financial institutions, and (ii) at the beginning of the day on which it requests access to the Foreign Exchange Market, it does not hold Argentine certificates of deposit (for its acronym in Spanish, “CEDEARs”) representing foreign shares and/or available liquid foreign assets that together have a value greater than US$100,000. For these purposes, “foreign liquid assets” are considered to be holdings of banknotes and coins in foreign currency, cash in gold coins or bars of good delivery, demand deposits in financial institutions abroad and other investments that allow immediate availability of foreign currency. On the other hand, funds deposited abroad that cannot be used by the client because they are reserve or guarantee funds created by virtue of the requirements set forth in foreign debt contracts, or funds created as guarantee for derivative transactions arranged abroad, should not be considered as liquid foreign assets available. Export pre-financing arrangements covered by Section 7.8.9 will also not be considered available liquid foreign assets. In the event that the client is a local government and exceeds the established limit, the institution may also accept an affidavit from the client stating that the excess was used to make payments for the Foreign Exchange Market through swap and/or arbitrage transactions with the deposited funds.

In the event that the client holds foreign liquid assets and/or CEDEARs in an amount greater than that established in the preceding paragraph, the financial institution may also accept an affidavit from the client confirming that such amount has not been exceeded, considering that, partially or fully, the foreign liquid assets:

•	have been used during that day for payments that would have had access to the Foreign Exchange Market;

•	have been transferred to the client’s favor to a correspondent account of a local entity authorized to operate in foreign exchange;

•

are funds deposited in foreign bank accounts in the client’s name, originating from proceeds of exports of goods and/or services, or advances, prefinancing, or post financing of exports of goods granted by non-residents, or from the sale of non-produced non-financial assets, for which the 20 business day period from their receipt has not elapsed;

•

are funds deposited in foreign bank accounts in the client’s name, originating from External Financial Indebtedness, and the amount does not exceed the equivalent required to pay capital and interest in the next 365 calendar days;

•

are funds deposited in foreign bank accounts in the client’s name, originating from disbursements received abroad after November 29, 2024 from External Financial Indebtedness, within the last 180 calendar days;

•

are funds deposited in foreign bank accounts in the client’s name, originating from the sale of securities settled in foreign currency as outlined in section 3.16.3.6.(iii) of the Foreign Exchange Regulations; and

•

are funds deposited in foreign bank accounts in the client’s name, originating from debt securities issued in the last 120 calendar days, and falling under the provisions of sections 7.11.1.5. and 7.11.1.6 of the Foreign Exchange Regulations.

(2) It undertakes the obligation to settle in the Foreign Exchange Market, within five business days of its availability, the funds received abroad from the collection of loans granted to third parties,

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

time deposits, or the sale of any type of asset, to the extent that the asset subject to the sale was acquired, the deposit constituted or the loan granted after May 28, 2020, with certain exceptions.

(3) On the date of access to the Foreign Exchange Market and in the previous 90 calendar days, either directly nor indirectly, nor on behalf or for the account of third parties, it:

•	did not arrange sales in Argentina of securities with settlement in foreign currency,

•	did not exchange securities issued by residents for foreign assets,

•	did not transfer securities to depository entities abroad,

•	did not acquire in Argentina securities issued by non-residents with settlement in Pesos,

•	did not acquire CEDEARs representing foreign shares,

•	did not acquire securities representing private debt issued in foreign jurisdiction, and

•

did not deliver funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any entity (whether natural or legal, resident or non-resident, related or not), receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad.

Pursuant to Communication “A” 8226 issued by the Central Bank on April 11, 2025, outflows through the Foreign Exchange Market carried out by resident individuals are not subject to the requirement set forth in section 3.16.3.1 of the Foreign Exchange Regulations, and transactions executed up to and including that date shall not be taken into account for the purposes of the affidavit required in section 3.16.3.1 of the Foreign Exchange Regulations . Moreover, pursuant to Communication “A” 8336 issued by the Central Bank on September 26, 2025, regarding the purchase of foreign currency by resident individuals for the purpose of building external assets, the Central Bank required financial institutions to obtain in all cases a sworn statement from the client in which they declare their commitment not to carry out, directly, indirectly or on behalf of third parties, purchases of securities settled in foreign currency from the moment they request access to the Foreign Exchange Market and for the following 90 consecutive days.

(4) It undertakes the obligation not to enter into any of the transactions described in section 3.16.3.1 of the Foreign Exchange Regulations from the time it requests access to the Foreign Exchange Market and for 90 calendar days thereafter, neither directly nor indirectly, nor on behalf or for the account of third parties.

Outflows through the Foreign Exchange Market carried out by resident individuals are not subject to the requirement set forth in section 3.16.3.4 of the Foreign Exchange Regulations.

Section 3.16.3.6 of the Foreign Exchange Regulations sets forth several transactions that should not be considered in the affidavits prepared to comply with sections 3.16.3.1 and 3.16.3.4 of the Foreign Exchange Regulations.

Section 3.16.3 of the Foreign Exchange Regulations adds that, in the event that the customer requesting access to the exchange market is a legal entity, in order for the transaction not to be covered by the requirement of prior approval by the Central Bank must be submitted to the corresponding financial institution an affidavit stating

i.

details of the natural or legal persons exercising a direct control over the client and of other legal persons with which they are part of the same economic group. In determining the existence of a direct control relationship, the types of relationships described in

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Section 1.2.2.1 of the Large Exposures Regulation should be considered. Companies sharing a control relationship of the type defined in Sections 1.2.1.1 and 1.2.2.1 of the Large Exposures Regulations should be considered as members of the same “economic group”;

ii.

that on the day on which the customer requests access to the Foreign Exchange Market and in the 90 days prior to that date, it has not delivered in Argentina any funds in local currency or other liquid local assets, except funds in foreign currency deposited in local financial institutions, to any individual or legal entity that exercises a direct control relationship over it, or to other companies with which it is part of the same economic group, except those directly associated with regular transactions between residents for the acquisition of goods and/or services. Pursuant to Communication “A” 8226, transactions carried out up to and including April 11, 2025, shall not be taken into account for purposes of the affidavit described herein.

(5) The requirements set forth in items (i) and (ii) above may be deemed fulfilled if the client seeking access has submitted:

(i)

An affidavit confirming that, within the period established in item (ii), except for transactions directly related to routine transactions in the course of its business activities, it has not transferred local currency funds or other liquid local assets—excluding foreign currency funds deposited in local financial institutions—to any individual or legal entity within Argentina.

(ii)

An affidavit signed by each individual or legal entity identified in item (i) to whom the client has transferred funds under the terms of item (ii), confirming compliance with the requirements set forth in sections 3.16.3.1 and 3.16.3.4 of the Foreign Exchange Regulations, and (ii) above.

(iii)

affidavit signed by each individual or legal entity identified in item (i), confirming either: (x) compliance with the requirements set forth in sections 3.16.3.1 and 3.16.3.4 of the Foreign Exchange Regulations, or (y) that, within the period established in item (ii), except for transactions directly related to routine purchases of goods and/or services between residents, it has not received local currency funds or other liquid local assets—excluding foreign currency funds deposited in local financial institutions—originating from the client or from any entity identified in item (i) to whom the client has transferred funds under the terms of item (ii).

Clients who have acquired BOPREAL bonds in primary bidding under the provisions of “Transactions with BOPREAL” shall not be required to consider, for the purposes of preparing the affidavits set forth sections 3.16.3.1 and 3.16.3.4 of the Foreign Exchange Regulations, sales of BOPREAL bonds settled in foreign currency in Argentina or abroad, or transfers of these bonds to custodians abroad, provided such transactions do not exceed the amount acquired in primary bidding. Likewise, they shall not be required to consider, in the aforementioned affidavits, sales of securities settled in foreign currency abroad or transfers of securities to custodians abroad, both executed on or after April 1, 2024, when the market value of such transactions does not exceed the difference between the value obtained from selling BOPREAL bonds settled in foreign currency abroad—acquired in primary bidding for eligible import-related debt for goods and services pursuant to the provisions of “Transactions with BOPREAL”—and their nominal value, if the former is lower.

Section 3.16.4 of the Foreign Exchange Regulations establishes that financial institutions must obtain prior approval from the Central Bank to grant access to the Foreign Exchange Market to individuals or legal entities listed by the ARCA in its database of invoices or equivalent documents classified as fraudulent by said authority. This requirement shall not apply to market access for the repayment of foreign currency financing granted by local financial institutions, including payments for foreign currency transactions made via credit or purchase cards.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Imports Payments

Section 3.1 of the Foreign Exchange Regulations allows access to the Foreign Exchange Market for the payment of imports of goods, establishing different conditions depending on whether they are payments of imports of goods with customs entry registration, or payments of imports of goods with pending customs entry registration, and based on the due date of the interest that such commercial debts accrue.

It also provides for the reestablishment of the “SEPAIMPO,” the import payment tracking system, for the purpose of monitoring import payments, import financing and the demonstration of the entry of goods into the country.

In addition, the local importer must designate a local financial entity to act as a monitoring bank, which will be responsible for verifying compliance with applicable regulations, including, among others, the settlement of import financing and the entry of imported goods.

With respect to access to the Foreign Exchange Market for the payment of imports of goods, the following provisions apply:

Payments for Imports of Goods with Customs Entry Registration as from April 14, 2025

Entities may provide access to the Foreign Exchange Market without prior Central Bank approval to make payments for imports of all types of goods formalized as of April 14, 2025, from the date of customs entry registration. Entities may also grant access to the Foreign Exchange Market without the prior approval of the Central Bank to make deferred payments for imports of goods with customs entry registration as from December 13, 2023 when, in addition to the other applicable regulatory requirements, the payment falls within the situations set forth in Section 10.10.2 of the Foreign Exchange Regulations.

Access to the Foreign Exchange Market to make payments with pending customs registration shall require the prior approval of the Central Bank except when, in addition to the other applicable requirements, the payment falls within the situations foreseen in Section 10.10.2 of the Foreign Exchange Regulations.

Stock of Debt of Imports of Goods

Access to the Foreign Exchange Market to make import payments for goods whose customs entry registration occurred up to December 12, 2023, in addition to the remaining applicable requirements, shall require the prior conformity of the Central Bank except when they are transactions financed by financial entities or official credit agencies or international organizations; among other situations set forth in Section 10.11 of the Foreign Exchange Regulations.

Payment for Services Rendered by Non-Residents

Pursuant to Section 3.2 of the Foreign Exchange Regulations, entities may provide access to the Foreign Exchange Market without prior Central Bank approval to make payments for services rendered by non-residents as long as they have documentation to support the existence of the service.

In the case of commercial debts for services, access is granted as from the expiration date, provided that it is verified that the transaction is declared, if applicable, in the last due presentation of the External Assets and Liabilities Survey.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Regarding access to the Foreign Exchange Market for the payment of service imports, the following provisions apply:

Payments for Services that Were or Will Be Rendered or Accrued on or After December 13, 2023.

Entities may give access to the Foreign Exchange Market to make payments for non-residents services that were or will be rendered as of December 13, 2023, when, in addition to the other applicable regulatory requirements, the transaction falls within one of the situations detailed below:

(i)	The payment corresponds to a transaction that falls under the following concept codes:

S03. Passenger Transportation Services.

S06. Travel (excluding transactions associated with withdrawals and/or consumption with resident cards with non-resident suppliers or non-resident cards with Argentine suppliers).

S23. Audiovisual services.

S25. Government services.

S26. Health services by travel assistance companies.

S27. Other health services.

S34. Transactions related to card purchases or account debits made by residents with non-resident suppliers or non-resident cards with Argentine suppliers.

S35 Transactions associated with card or account debit purchases by residents with non-resident suppliers or by non-residents with Argentine suppliers for the remote purchase/sale of goods

S36 Transactions associated with withdrawals and/or purchases made with cards or account debits, by residents with non-resident suppliers or by non-resident with Argentine suppliers, excluding the provision of digital services not associated with travel or the remote purchase/sale of goods.

(ii)	Expenses paid to foreign financial entities for their usual transactions.

(iii)

The payment corresponds to a transaction classified under the concept “S31. Freight services for export of goods,” where the freight costs are included as part of the sales terms agreed upon with the buyer of the goods. The payment is executed once the export has been granted the shipment clearance by customs.

(iv)	For services not falling within items (i) to (iii) above provided by an unrelated counterparty to the resident, payment may be made upon the date of service provision or accrual.

(v)

For services not falling within items (i) to (iii) above provided by a related counterparty to the resident, payment may only be made after a period of 90 calendar days from the date of service provision or accrual.

Access to the Foreign Exchange Market for payments for services provided and/or accrued by non-residents from December 13, 2023, will be admissible prior to the regulatory terms set forth in Sections 13.2.3 to 13.2.7. of the Foreign Exchange Regulations, when, in addition to the other applicable requirements, it is verified that the customer accesses the Foreign Exchange Market with funds originating from foreign currency financing for service imports granted by a local financial entity, provided that the maturity dates and the principal amounts to be paid of the granted financing are compatible with those provided in Section 13.2. of the Foreign Exchange Regulations.

If the granting of the financing is prior to the date of provision or accrual of the service, the regulatory terms provided in Section 13.2 of the Foreign Exchange Regulations will be calculated from

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

the estimated date of provision or accrual plus 15 calendar days. If the granting of the financing takes place after the date of provision or accrual of the service, said regulatory terms will be calculated from this latter date.

(i)

The customer has access to the Foreign Exchange Market simultaneously with the settlement of funds for advances or pre-financing of exports from abroad or pre-financing of exports granted by local financial entities with funding in foreign credit lines, to the extent that the stipulations of Section 13.3.1 of the Foreign Exchange Regulations regarding maturity dates and the amounts of principal to be paid for the financing are complied with.

(ii)

The customer accesses the Foreign Exchange Market simultaneously with the settlement of funds originated in an External Financial Indebtedness, to the extent that the provisions of Section 13.3.1 of the Foreign Exchange Regulations regarding maturity dates and principal amounts payable on the financing have been complied with.

The portion of the financial indebtedness that is used by virtue of the provisions of this Section may not be computed for the purposes of other specific mechanisms that enable access to the Foreign Exchange Market as from the entry and/or settlement of this type of transactions.

(i)	In the case that the payment for imports of services is performed within the framework of the mechanism provided for in Section 7.11 of the Foreign Exchange Regulations.

(ii)

The customer has a “Certification for the regimes of access to foreign currency for the incremental production of oil and/or natural gas (Decree No. 277/22) issued within the framework of the provisions of Section 3.17 of the Foreign Exchange Regulations.

(iii)	The payment corresponds to the cancellation of transactions financed or guaranteed prior to December 13, 2023, by local or foreign financial entities.

(iv)

The payment corresponds to the cancellation of transactions financed or guaranteed prior to December 13, 2023, by international organizations and/or official credit agencies. Entities may also consider as a transaction guaranteed by an official credit agency, those ones covered by a guarantee issued by a private insurer on behalf of a national government of another country. In all cases, the intervening entity must have documentation explicitly confirming this situation.

(v)

The payment is made on the closing date of a repurchase and/or debt redemption transaction under Sections 3.5.3.1. or 3.6.4.4. of the Foreign Exchange Regulations, and relates to services provided by non-residents arising from the issuance of the new debt securities and/or the repurchase and/or redemption transaction.

(vi)	The payment is to a counterparty not related to the client and is completed through an exchange and/or arbitration with the funds deposited in a foreign currency account in a local financial entity.

Payments for Services Provided or Accrued by Non-Residents Until December 12, 2023.

The Central Bank’s prior approval shall be required to access the Foreign Exchange Market to make payments for non-resident services rendered or accrued up to December 12, 2023, except when, in addition to the other applicable requirements, the entity verifies compliance with the requirements set forth in Section 13.4.1. to 13.4.8 of the Foreign Exchange Regulations.

Payments for Debt Securities Subscribed Abroad and External Financial Indebtedness with Foreign Entities

As previously mentioned, for resident debtors to access the Foreign Exchange Market to make capital or interest payments on External Financial Indebtedness, it is required that an amount equivalent

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

to the nominal value of the External Financial Indebtedness has been entered into Argentina and settled through the Foreign Exchange Market, and that the transaction has been declared in the External Assets and Liabilities Survey. See “- Debt securities subscribed abroad and external financial indebtedness.”

This requirement for entry and settlement will be considered fulfilled in the following cases:

•	Indebtedness disbursed before September 1, 2019.

•

Indebtedness originating from September 1, 2019, which does not generate disbursements due to refinancing of capital and/or interest on external financial indebtedness that had access under the applicable regulations, as long as the refinancing does not bring forward the maturity of the original debt.

•	For the amount of the applicable origination and/or issuance expenses and other expenses debited abroad for the banking transactions involved.

•	For the difference between the effective value and the nominal value in publicly registered debt securities issued below par.

•	For the portion corresponding to a capitalized interest in accordance with the financing agreement.

•

For the portion of publicly registered debt securities issued between October 9, 2020, and December 31, 2023, with an average duration not less than two years, which were delivered to creditors of external financial indebtedness and/or foreign currency-denominated public debt securities with maturities between October 15, 2020, and December 31, 2023, as part of the refinancing plan required under item 7 of Communication “A” 7106 and related provisions (as included in item 3.17 of Annex of Communication “A” 7914), based on the parameters defined in the Foreign Exchange Regulations.

•

For the portion of public debt securities issued from January 7, 2021, which were delivered to creditors to refinance preexisting financial debts with an extension of the average duration, corresponding to the refinanced capital amount, accrued interest up to the refinancing date, and, to the extent that the new debt securities do not have capital maturities during the first two years, the amount equivalent to the interest that would accrue in the first two years on the debt being refinanced in advance and/or the deferral of the refinanced capital and/or the interest that would accrue on the amounts so refinanced.

•

For the portion subscribed in foreign currency in Argentina for public debt securities issued abroad starting from February 5, 2021, provided that all conditions outlined in the Foreign Exchange Regulations are met.

•

For external indebtedness originating from September 1, 2019 in a refinancing of the capital and/or interest on commercial debts with the foreign creditor, provided that the new financial debt does not anticipate maturity dates concerning the refinanced commercial debt nor involve payments before the date the client could have accessed for the commercial debt under the applicable regulations.

•

For External Financial Indebtedness falling under sections 7.11.1.3 and 7.11.1.5 of the Foreign Exchange Regulations, provided that evidence of customs entry registration of goods with a value equivalent to the received financing is presented. The value of freight expenses stated in the transportation documentation associated with the customs entry registration of the goods may also be counted, provided that the funds from the transactions outlined in the mentioned sections were used for direct payment to the freight service provider of imports not included in the agreed purchase condition.

•

External Financial Indebtedness that falls under Section 7.10.2.2.ii) of the Foreign Exchange Regulations, provided that evidence of customs entry registration of goods with a value equivalent to the received financing is presented.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

For the portion of new debt securities delivered by a resident to their creditors as participation premium, repurchase, early redemption, or similar, in the framework of a debt exchange, repurchase, and/or early redemption transaction of External Financial Indebtedness, provided that:

(a)

The nominal value of the new securities delivered, in the concept of participation premium, repurchase or early redemption or similar, does not exceed the equivalent of 5% of the capital value of the debt effectively exchanged or repurchased; and

(b)

The new debt securities provide at least one year of grace for capital repayment and imply a minimum extension of two years regarding the average duration of the remaining capital of the exchanged or repurchased debt.

Section 3.5.4 of the Foreign Exchange Regulations establishes that, as long as the prior approval requirement for access to the Foreign Exchange Market for paying capital and interest on External Financial Indebtedness remains in force, this requirement will not be applicable when all of the following conditions are met:

•	The funds were used to finance projects within the Plan Gas;

•	The funds have been entered and settled through the Foreign Exchange Market as from November 16, 2020; and

•	The indebtedness has an average duration of no less than two years.

Payments Related to Debts with Related Parties

Prior approval from the Central Bank is required to access the Foreign Exchange Market for the cancellation of principal and interest of External Financial Indebtedness when the creditor is a related counterparty to the resident debtor, pursuant to section 3.5.6 of the Foreign Exchange Regulations. Additionally, debts covered by this section will continue to be subject to prior approval even if there is a modification of the creditor or debtor that results in no longer having a relationship between the creditor and the resident debtor.

Prior approval from the Central Bank will not be required when:

(i)	it is related to transactions specific to local financial institutions;

(ii)	it is an External Financial Indebtedness with an average maturity of no less than two years, and the funds have been entered and settled through the Foreign Exchange Market from October 2, 2020;

(iii)

it is a payment of compensatory interest accruing from January 1, 2025, on the remaining original value of financial debts with related foreign counterparties. Penalty or other equivalent interest that accrues from January 1, 2025, will still be subject to the prior approval requirement;

(iv)	it is a payment of interest that is made simultaneously with the settlement for at least an equivalent amount of:

i.

new External Financial Indebtedness with an average maturity of no less than two years and providing at least one year of grace for principal payments, both counted from the date access to the market is granted.

ii.	new direct investment contributions from non-residents.

The financial debts and/or direct foreign investment contributions, which cannot be considered for other mechanisms under the Foreign Exchange Regulations, may be entered into and settled by the debtor making the interest payment or by another resident company belonging to the same economic group.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

(i)

it is an External Financial Indebtedness with an average maturity of no less than two years settled between August 27, 2021, and December 12, 2023, and was used to pay commercial debts for the import of goods and services, based on the issuance of a “Certification of entry of new financial indebtedness with the exterior” under item 1 of Communication “A” 7348 and related provisions (provisions received in item 3.19 of the Annex to Communication “A” 7914).

(ii)

it is an External Financial Indebtedness with an average maturity of no less than two years originating between August 27, 2021, and December 12, 2023, from a refinancing of commercial debts for the import of goods and services with the same creditor, under item 20 of Communication “A” 7626 and related provisions (provisions received in item 3.20 of the Annex to Communication “A” 7914).

(iii)

the client has a “Certification for foreign exchange access regimes for incremental oil and/or natural gas production (Decree 277/22)” issued in the framework of Section 3.17 of the Foreign Exchange Regulations, for the equivalent of the principal amount being paid.

(iv)

it is an External Financial Indebtedness under the mechanism of Section 7.11 of the Foreign Exchange Regulations, and the access date is consistent with the conditions required to fit within that mechanism.

(v)

the client has a “Certification of increased goods exports” for the years 2021 to 2023 issued under Section 3.18 of the Foreign Exchange Regulations for the equivalent of the principal amount being paid.

(vi)	the client is a VPU participant under RIGI that settles principal or interest of External Financial Indebtedness as provided in section 14.2.1 of the Foreign Exchange Regulations.

(vii)

it is the payment of principal on External Financial Indebtedness owed to related parties of the debtor, provided that such indebtedness has an average life of no less than 180 days and the funds have been duly transferred into and settled through the Foreign Exchange Market on or after April 21, 2025.

(viii)

the payment of principal is made simultaneously with the settlement of funds from new External Financial Indebtedness, extended by the same or other related creditors, with a remaining average life of no less than four years and providing at least three years of grace for principal payments.

(ix)

the payment corresponds to an External Financial Indebtedness with a remaining average life of no less than four years and at least three years of grace for principal payments, which originated on or after April 10, 2026, as a result of a refinancing by the same related creditor of overdue principal payments that were subject to prior Central Bank approval. In such cases, the refinancing granted by the related creditor must be recorded by means of foreign exchange tickets without movement of foreign currency.

Payments of Debt Securities or Other Debt Instruments Denominated and Payable in Foreign Currency in Argentina

Pursuant to Section 2.5 of the Foreign Exchange Regulations, issuances by residents of publicly registered debt securities in Argentina that do not constitute External Financial Indebtedness and/or promissory notes with a public offering issued under General Resolution No. 1003/24 of the CNV and related regulations, and/or fiduciary debt securities issued by trustees of fiduciary trusts with a public offering carried out in accordance with CNV provisions in the matter, denominated and subscribed in foreign currency, must be settled in the Foreign Exchange Market as a requirement for subsequent access to said market to address their capital and/or interest services in foreign currency in Argentina under the provisions of such section.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Access to the Foreign Exchange Market for the repayment of debts and other obligations in foreign currency between residents, incurred after September 1, 2019, is prohibited.

However, exceptions are made for the cancellation in Argentina of principal and interest upon maturity of:

(i)	Foreign currency financing granted by local financial institutions (including payments for foreign currency consumption through credit or purchase cards).

(ii)

Debt securities issued as from September 1, 2019, for the purpose of refinancing debts covered in item (1) of the following paragraph and which involve an increase in the average maturity of the obligations.

(iii)

Debt securities issued as from November 29, 2019, with public registration in Argentina that do not qualify as External Financial Indebtedness, denominated and subscribed in foreign currency, and whose capital and interest services are payable in foreign currency, provided that all funds obtained have been settled in the Foreign Exchange Market, and, in the case of debt securities issued by local financial institutions through transactions settled as from May 26, 2025, provided that payment takes place no earlier than 12 months from the date of issuance.

(iv)

Promissory notes with public offering issued under General Resolution 1003/24 of the CNV and related regulations, denominated and subscribed in foreign currency, and whose capital and interest services are payable in foreign currency in Argentina, provided that all funds obtained have been settled in the Foreign Exchange Market.

(v)

Fiduciary debt securities issued by trustees of financial trusts with a public offering conducted in accordance with the provisions of the CNV, denominated and subscribed in foreign currency, and whose capital and interest services are payable in foreign currency in Argentina, provided that all funds obtained have been settled in the Foreign Exchange Market.

Entities may also grant access to the Foreign Exchange Market for the cancellation upon maturity of:

(i)	Foreign currency obligations between residents formalized through public records or deeds as of August 30, 2019.

(ii)	Foreign currency financing granted by local financial institutions pending as of August 30, 2019.

Access to the Foreign Exchange Market before maturity will require prior approval from the Central Bank, except when the transaction falls under one of the following situations and all conditions established in each case are met:

(iii)	When the debt originates from foreign currency financing granted by local financial institutions for foreign currency consumption made through credit or purchase cards.

(iv)	In case of other foreign currency financing from local financial institutions being paid off simultaneously with the settlement of funds from abroad for new borrowings:

•	the early payment is made simultaneously with funds settled from new External Financial Indebtedness and/or new prefinancing of exports from abroad;

•	the average maturity of the new indebtedness is longer than the remaining average maturity of the debt being paid off;

•

the accumulated amount of principal payments of the new indebtedness, at any time until the maturity date of the debt being canceled, may not exceed the accumulated principal payments of the financing being paid off; and

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

•

if the new indebtedness is a prefinancing of exports from abroad, the entity must have an affidavit from the client stating that prior approval from the Central Bank will be required for the application of export currency collections to the early repayment of principal before the maturities counted for compliance with the conditions mentioned.

If the pre-canceled financing by the client was granted as part of a credit line obtained abroad, the financial institution may also pre-cancel the principal and accrued interest from the credit line for the proportion of the debt repaid early.

(i)	In case of early cancellation of interest within a debt exchange process:

•

the early cancellation of interest is made within a debt exchange process of securities issued by the client, in which the creditor is delivered a new security with public registration in Argentina that does not qualify as External Financial Indebtedness;

•	the amount paid before maturity corresponds to interest accrued up to the closing date of the exchange;

•	the average duration of the new debt securities is longer than the remaining average duration of the exchanged securities; and

•

the accumulated amount of principal payments of the new securities, at no time until the maturity date of the debt being canceled, may exceed the amount accumulated by the principal payments of the exchanged securities.

(ii)

In case of early cancellation of principal and interest from a debt security with the settlement of funds entered from abroad through the issuance of a new debt security that qualifies as External Financial Indebtedness:

•

the early cancellation of principal is made simultaneously with the settlement of funds from abroad through the issuance of a new debt security that qualifies as External Financial Indebtedness issued within a refinancing, repurchase, and/or early redemption transaction;

•

the new debt security includes a one year grace period for capital repayment, and its average duration is at least two years longer than the remaining average duration of the debt security being canceled;

•

the accumulated amount of principal payments of the new indebtedness may not exceed, until the maturity date of the canceled debt, the amount accumulated by the principal payments of the debt being canceled; and

•

the early cancellation of interest corresponds to the interest accrued on the refinanced debt until the closing date of the repurchase and/or redemption transaction, without the need for an equivalent funds settlement.

Additionally, the entity may grant the client access to the Foreign Exchange Market to:

(a)

Pay for a repurchase premium, early redemption, or similar, up to the equivalent of 5% (five percent) of the principal amount of the repurchased and/or redeemed debt security, provided that the payment is made simultaneously with the settlement of funds entered from abroad by the new debt security exceeding the principal amount being pre-canceled, by at least an amount equivalent to the premium paid.

(b)

Pay, at the closing date of the repurchase and/or redemption transaction, without the need for an equivalent funds settlement, the issuance costs or other services provided by non-residents in the context of the issuance of the new debt securities and/or the repurchase and/or redemption transaction.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

(i)	In case of early cancellation of principal and interest from a debt security simultaneously with the settlement of other External Financial Indebtedness:

•	the early cancellation of principal and interest is made simultaneously with funds settled from new External Financial Indebtedness;

•	the average duration of the new indebtedness is longer than the remaining average duration of the debt security being canceled; and

•

the accumulated amount of principal payments of the new indebtedness, at no time until the maturity date of the debt being canceled, may exceed the amount accumulated by the principal payments of the debt security being canceled.

(ii)	In the case of early cancellation of principal and interest from a debt security simultaneously with the settlement of a new debt security of the same type:

•

the early cancellation of principal and interest from a debt security is made simultaneously with the funds settled by t`he issuance of a new debt security with public registration in Argentina that does not qualify as External Financial Indebtedness, denominated and subscribed in foreign currency, and whose services are payable in foreign currency;

•	the average duration of the new security is longer than the remaining average duration of the debt security being canceled; and

•

the accumulated amount of principal payments of the new debt security, at no time until the maturity date of the debt being canceled, may exceed the amount accumulated by the principal payments of the debt security being canceled.

(iii)

The client is a VPU adhered to RIGI that early cancels principal or accrued interest from debts covered in this section in accordance with the provisions of Section 14.2.1 of the Foreign Exchange Regulations.

Issuances of debt securities with public registration in Argentina will be allowed to cancel their capital and interest services upon maturity through the application of export collections of goods and services in Argentina, provided that the requirements set forth in Section 7.9 of the Foreign Exchange Regulations are met.

Transactions with BOPREAL

On December 22, 2023, the Central Bank issued Communication “A” 7,925, requiring importers with outstanding debts for goods imported and services received until December 12, 2023 (“Import Debt Stock”), to subscribe to “Bonds for the Reconstruction of a Free Argentina” (“BOPREAL”). This requirement was subsequently incorporated into Section 10.11 of the Argentine Foreign Exchange Regulations, as amended by Communication “A” 8035. Generally, prior approval from the Central Bank is required to access the Foreign Exchange Market for the payment of the Import Debt Stock. However, certain exceptions are outlined in the regulations.

Importers of goods were able to subscribe to BOPREAL for up to the amount of the outstanding debt for their imports of goods with customs entry registration up to and including December 12, 2023. The amount of BOPREAL that importers were able to subscribe to was adjusted to the outstanding amount registered in the Central Bank’s SEPAIMPO system. Importers of services accrued up to December 12, 2023, were also able to subscribe to BOPREAL for up to the amount of the outstanding debt for such transactions. Importers of goods and services that, prior to January 31, 2024, subscribed to the series offered (maturity in 2027), and for an amount equal to or greater than 50% of the outstanding amount of the Import Debt Stock, were able to access the Foreign Exchange Market as

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

from February 1, 2024 to pay the Import Debt Stock for the equivalent of 5% of the amount subscribed of such series.

Likewise, access to the Foreign Exchange Market is authorized for the payment of the Import Debt Stock by means of an exchange and/or arbitrage with the funds deposited in a local bank account and originated in collections of principal and interest in foreign currency of the BOPREAL.

Importers subscribing to BOPREAL may sell them with settlement in foreign currency in Argentina or abroad or transfer them to depositories abroad, for up to the amount acquired in the primary subscription without limiting their ability to access the Foreign Exchange Market. Likewise, Communication “A” 7935 established that those who have subscribed BOPREAL in primary bidding may, as from April 1, 2024, carry out sales transactions of securities against foreign currency for the difference between the nominal value bid and the sale price in the secondary market obtained from the sale of BOPREAL, without violating the sworn statements set forth in Sections 3.16.3.1. and 3.16.3.2. of the Foreign Exchange Regulations.

In turn, through Communication “A” 8055 dated June 28, 2024 (which was subsequently consolidated into the Foreign Exchange Regulations by Communication “A” 8191), the Central Bank established that if clients complete a sale operation with a repurchase obligation using BOPREAL acquired in primary bidding, the following conditions must be met:

•

The sale of securities at the origin of the transaction should not be considered for the purposes of preparing the affidavit provided for in Sections 3.16.3.1. and 3.16.3.2. of the Argentine Foreign Exchange Regulations, in line with the provisions of the first paragraph of Section 4.7.2. of the Argentine Foreign Exchange Regulations.

•	The above-mentioned sale does not allow the client to conclude securities transactions for the difference between the value obtained from the sale and the nominal value of the securities.

•	Once the client has regained possession of BOPREAL, the securities will be treated in the same way as those acquired in the primary offer.

On April 30, 2025, the Central Bank approved the issuance of Series 4 of BOPREALs, with the purpose of channeling in an orderly manner the outstanding foreign obligations associated with stocks of dividends and retained earnings generated until December 2024, commercial and financial debt services with related entities, and commercial debts accrued until December 12, 2023.

Repatriations of Direct Investments and Other Foreign Currency Purchases by Non-Residents

Pursuant to Section 3.13 of the Foreign Exchange Regulations, prior approval from the Central Bank will be required for access to the Foreign Exchange Market for the repatriation of investments by non-residents and other foreign currency purchases by non-resident clients, except for the following transactions:

•	International organizations and institutions performing the functions of official credit agencies.

•	Diplomatic and consular representations, and accredited diplomatic personnel in Argentina for transfers made in the exercise of their functions.

•

Representations in Argentina of courts, authorities or offices, special missions, commissions, or bilateral bodies established by international treaties or agreements, in which Argentina is a party, to the extent that transfers are made in the exercise of their functions.

•	Transfers abroad on behalf of individuals who are beneficiaries of pensions and/or retirements paid by the Argentine Social Security Administration (Administración Nacional de la Seguridad

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Social or “ANSES,” as per its acronym in Spanish) or other pension agencies and/or pension annuities as provided by Section 101 of Law No. 24,241, for up to the amount received for such concepts in the last 30 calendar days, provided that the transfer is made to a bank account in the beneficiary’s registered country of residence.

•

Purchase of foreign currency in cash by non-residents for tourism and travel expenses, up to a maximum amount of US$100, to the extent that the financial institution can verify in the online system implemented by the Central Bank that the customer has settled an amount equal to or greater than the amount to be purchased within the 90 days prior to the transaction;

•

This transaction will become effective upon the registration of the client’s sale of foreign currency with the Central Bank by the intermediary entity, in accordance with the established guidelines. It should be noted that transactions involving the framing of settlements during their validity, specifically those pertaining to securities on behalf of and for the account of non-resident tourists, will not be considered for the purposes of this section.

•

Transfers to bank accounts abroad belonging to individuals for funds received in Argentina related to benefits granted by the Argentine government under Laws 24,043, 24,411, and 25,914 and related legislation;

•

Repatriations of direct investments by non-residents in companies that are not controlling entities of local financial institutions, provided that the capital contribution was entered and settled through the Foreign Exchange Market as from October 2, 2020, and the repatriation occurs at least two years after the contribution.

•

Repatriations of direct investments by non-residents in companies that are not controlling entities of local financial institutions, provided that the capital contribution was entered and settled through the Foreign Exchange Market as from April 21, 2025, and the repatriation occurs at least 180 days after the settlement of the contribution funds.

•

Repatriation of direct investments by non-residents is permitted up to the amount of investment contributions entered and settled through the Foreign Exchange Market as of November 16, 2020, provided that all of the following conditions are met: (a) the funds have been applied to the financing of projects framed within the Plan Gas; (b) the entity has documentation proving the effective entry of the direct investment into the resident company; and (c) access occurs no earlier than two calendar years from the date of settlement in the Foreign Exchange Market of the transaction that allows for compliance with this section.

•

Repatriation of direct investments by non-residents in companies that are not controlling entities of local financial entities is permitted, provided that the relevant entity has obtained a “Certification for the Foreign Exchange Access Regimes for Incremental Oil and/or Natural Gas Production (Decree No. 277/22),” issued in accordance with the provisions of Section 3.17 of the Foreign Exchange Regulations. The repatriated amount must be equivalent to the original investment.

•

Repatriations of portfolio investments by non-residents originating from profits and dividends collected in Argentina since September 1, 2019, from distributions determined by the shareholders’ meeting for closed and audited balances are permitted, provided that the transaction is carried out through an exchange and/or arbitration with funds deposited in a local account and originating from collections in foreign currency of principal or interest on BOPREAL bonds.

•	Repatriations of direct investments by non-residents in companies through access by the resident who acquired their stake in a resident company, provided that:

•

The access occurs simultaneously with the settlement of funds entered from abroad through External Financial Indebtedness or funds from a financial loan in foreign currency granted by a local financial institution from a credit line of a foreign financial institution, with a minimum average duration of four years and at least three years of grace for capital repayment;

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

•

The resident company whose capital is being transferred is in any sector of the economy, provided that such resident company should not be a financial entity or an entity controlling a financial entity; and

•	The transaction involves the transfer of at least 10% (ten percent) of the resident company’s capital.

•

In addition to the above, through Communication “A” 8331, the Central Bank permits access to the Foreign Exchange Market for the repatriation of direct investments by non-residents where a resident has acquired 100% of the capital stock of a non-resident company, provided the requirements set out above are met and: (i) the non-resident company owns of at least 10% of the capital stock of the resident subsidiary; (ii) the non-resident company’s sole asset is the shares of the resident subsidiary; (iii) the non-resident company should be redomiciled into Argentina within 12 months from the date of access to the Foreign Exchange Market; and (iv) the resident subsidiary should not pay dividends to the non-resident company until re-domiciliation referred to in (iii) above is completed. The proceeds from any subsequent sale of the acquired non-resident company must be settled through the Foreign Exchange Market within 15 business days of payment.

•

Furthermore, through Communication “A” 8331, the Central Bank allows the repatriation of investments by non-residents in connection with a resident entity’s acquisition of the non-resident company’s interest in a concession for the exploitation of natural resources granted in Argentina, provided that: (i) access to the Foreign Exchange Market is made by the resident purchaser; (ii) access to the Foreign Exchange Market occurs simultaneously with the settlement of funds entered from abroad through External Financial Indebtedness or funds from a financial loan in foreign currency granted by a local financial institution from a credit line of a foreign financial institution, with a minimum average duration of four years and at least three years of grace for capital repayment; (iii) the transaction involves the transfer of at least 10% (ten percent) of the non-resident company’s participation in the concession agreement; and (iv) if, at the time of access, the client does not have the documentation proving their possession of the capital stake being paid, they must submit an affidavit committing to present the documentation within 60 (sixty) calendar days of access to the Foreign Exchange Market.

•	Repatriations of direct investment contributions by non-residents in a VPU that adhered to RIGI under Section 14.2.3 of the Foreign Exchange Regulations.

•

Repatriation by non-residents of principal, returns, and proceeds from the sale of portfolio investments in instruments traded on local markets authorized by the CNV, as long as: (a) a local financial institution certifies that the investment was made with funds transferred into and settled through the Foreign Exchange Market on or after April 21, 2025; and (b) documentation is available evidencing that the amount for which access to the Foreign Exchange Market is sought does not exceed the income received and/or the actual proceeds from the sale of the investment. If the income from services or the proceeds from the sale of the investment are received in foreign currency, the repatriation may be carried out for up to the equivalent amount received.

Furthermore, through Communication “A” 8257 dated May 12, 2025 (which was subsequently consolidated into the Foreign Exchange Regulations by Communication “A” 8307), the Central Bank established that:

•	the provisions set forth in of section 3 (iii) of Communication “A” 8230 have been rendered ineffective and;

•

Section 3.16.3.5 of the Foreign Exchange Regulations was amended to include repatriation operations of non-residents that are carried out within the framework established in section 3 of Communication “A” 8230 and its complementary provisions.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Access to the Foreign Exchange Market by Individuals

Financial institutions may grant resident individuals access to the Foreign Exchange Market, without prior authorization from the Central Bank, for the purchase of foreign currency in cash for holding purposes or for the establishment of deposits, provided that all of the following requirements are met:

(i)

The transaction must be processed through a debit from the customer’s account at local financial institutions, or if the customer uses local currency in cash, the total amount in local currency may not exceed the equivalent of US$100 per calendar month, across all financial institutions and for all specified concepts.

If the customer opts to use cash in local currency, the institution must obtain an affidavit from the customer affirming compliance with the aforementioned requirement.

•

The selling institution must either deliver the foreign currency in cash to the customer or credit the funds to a foreign currency account held by the customer at a local financial institution or to a bank account held by the customer abroad, as applicable.

•	The institution must have recorded the transaction in the online system implemented for this purpose by the Central Bank.

•	In all cases, the institution must obtain evidence that the customer has income and/or assets consistent with savings in foreign currency.

•

The institution shall have an affidavit from the client in which they declare their commitment not to carry out, either directly or indirectly or on behalf of third parties, purchases of securities settled in foreign currency from the moment access is requested and for the following 90 consecutive days, in case the client is one of the following: (i) a shareholder who, directly or indirectly, holds 5% or more of the share capital and/or of the total votes of voting instruments issued by a financial institution; (ii) a director—or equivalent authority—of a financial institution or the highest local officer of branches of foreign financial institutions; (iii) a statutory auditor or member of the supervisory board (Consejo de Vigilancia) of a financial institution; (iv) an officer with the rank of manager or equivalent or higher at a financial institution; (v) a person who falls under any of the preceding categories with respect to other types of entities authorized to operate in foreign exchange; (vi) a spouse or domestic partner (by registered domestic partnership) or relatives up to the second degree of consanguinity or first degree of affinity of the individuals included in the preceding items.

Access to the Foreign Exchange Market by Guarantee Trusts for the Payment of Principal and Interest

Pursuant to Section 3.7 of the Foreign Exchange Regulations, Argentine guarantee trusts created to guarantee principal and interest payments of resident debtors may access the Foreign Exchange Market to make such payments at their scheduled maturity, to the extent that, in accordance with the applicable regulations in force, the debtor would have had access to the Foreign Exchange Market to make such payments directly.

Access to the Foreign Exchange Market by Other Residents -Excluding Entities- for the Formation of Foreign Assets and for Derivative Transactions

Pursuant to Section 3.10 of the Foreign Exchange Regulations, access to the Foreign Exchange Market for the constitution of foreign assets and for derivative transactions by legal entities that are not authorized to operate in the Foreign Exchange Market, local governments, mutual funds, or other entities established in Argentina, requires prior authorization from the Central Bank.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Financial Derivative Transactions

Entities may be granted access to the Foreign Exchange Market for the payment of premiums, the establishment of guarantees, and the settlement of obligations arising from interest rate hedge contracts and foreign currency hedge contracts for residents’ obligations with foreign parties, which have been declared and validated, where applicable, in the External Assets and Liabilities Survey, provided that the risks covered do not exceed the external liabilities actually registered by the debtor in the interest rate or currency whose risk is being hedged through the contracts.

The client accessing the Foreign Exchange Market through this mechanism must designate an entity to monitor the transaction and provide an affidavit committing to deposit and settle any funds due to the local client as a result of the transaction or the release of the funds from the established guarantees, within five business days.

Other financial derivative transactions for residents that are not entities authorized to operate in the Foreign Exchange Market shall be governed by the provisions of Sections 3.8 and 3.10 of the Foreign Exchange Regulations, as applicable.

All settlements of futures transactions on regulated markets, forwards, options, and any other type of derivative contracts entered into within Argentina by entities from September 11, 2019, onwards must be conducted in local currency.

Profit and Dividend Payments

Pursuant to Section 3.4 of the Foreign Exchange Regulations, access to the Foreign Exchange Market for the transfer of foreign currency abroad for the payment of dividends and profits to non-resident shareholders is subject to the prior approval of the Central Bank, unless the following requirements are met:

•	The profits and dividends must be in accordance with closed and audited balance sheets.

•	The total amount paid to non-resident shareholders shall not exceed the amount in Argentine pesos that corresponds according to the distribution determined by the shareholders’ meeting.

•	If applicable, the External Assets and Liabilities Survey must have been complied with in relation to the transactions involved.

•	The company falls within one of the following situations and fulfills all the conditions stipulated in each case:

•

Records direct investment contributions settled as of January 17, 2020. In which case, (i) the total amount of transfers made in the Foreign Exchange Market for the payment of dividends to non-resident shareholders may not exceed 30% of the total value of the capital contributions made in the relevant local company that have been entered and been settled through the Foreign Exchange Market as of January 17, 2020, (ii) access will only be granted after the expiration of a term of not less than 30 calendar days as from the settlement date of the last capital contribution taken into account to determine the aforementioned 30% capital cap, and (iii) the definitive capitalization of the capital contributions must be accredited or, failing that, the filing of the registration procedure of the capital contribution with the Public Registry must be evidenced. In this case, the accreditation of the definitive capitalization must be made within 365 calendar days following the date of the initial filing with the Public Registry.

•	Profits generated in projects under the Plan Gas. In this case, (i) the profits generated by the foreign direct investment contributions entered and settled through the Foreign Exchange

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Market as from November 16, 2020, applied to the financing of projects framed within the Plan Gas. If the client is a direct beneficiary of Decree No. 277/2022, the value of the benefits of the decree used by the client, directly or indirectly, shall be deducted from the amount allowed in the preceding sentence, (ii) the access to the Foreign Exchange Market occurs no earlier than two years from the date of settlement in the Foreign Exchange Market of the contribution that allows the framing in this section, and (iii) the client must submit the documentation supporting the definitive capitalization of the contribution.

•

The client must have a Certification of Increased Exports of Goods for the years 2021 to 2023, issued in accordance with Section 3.18 of the Foreign Exchange Regulations, for the equivalent value of the profits and dividends being paid.

•

It has a “Certification for the Foreign Exchange Access Regimes for Incremental Oil and/or Natural Gas Production (Decree No. 277/22),” issued under the provisions of section 3.17. of the Foreign Exchange Regulations, for the equivalent value of the profits and dividends being paid.

•	The client engages in an exchange and/or arbitration transaction with funds deposited in a local account and originating from collections in foreign currency of principal or interest on BOPREAL.

•

The client is a VPU adhered to RIGI and the profits correspond to foreign direct investment contributions that fall under Section 14.2.2 of the Foreign Exchange Regulations, the client must present documentation that supports the definitive capitalization of the contribution. In this case, the client must present documentation that supports the definitive capitalization of the contribution.

Nevertheless, and in accordance with the terms of Communication “A” 8226, financial institutions are authorized to grant clients access to the Foreign Exchange Market to remit foreign currency abroad as profits and dividends to non-resident shareholders, pursuant to the aforementioned Section 3.4 of the Foreign Exchange Regulations, provided that such distributions arise from distributable earnings based on net income reported in regular, audited annual financial statements for fiscal years beginning on or after January 1, 2025.

Other Specific Provisions

Swaps and arbitrage

Financial institutions may carry out foreign exchange swaps and arbitrage transactions not associated with the inflow of foreign currency from abroad in the following cases with their clients:

•	An individual transfers funds from his local accounts (which are already in foreign currency) to his own bank accounts outside Argentina.

•

The transfer of foreign currency abroad by local common depositaries of marketable securities in connection with income received in foreign currency on account of principal and interest services on Argentine National Treasury bonds or Central Bank bonds when such transaction is part of the payment procedure at the request of foreign common depositaries.

•

Transfers of foreign currency abroad to make payments for imports of goods and services under Sections 10.10.2.13., 10.10.2.14., and 13.3.9. of the Foreign Exchange Regulations, from foreign currency funds deposited in local financial institutions.

•

Arbitrage transactions not originating in transfers from abroad may be carried out without any restriction, to the extent that the funds are debited from a foreign currency account held by the customer with a local financial institution. To the extent that the funds are not debited from a

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

foreign currency account held by the customer, these transactions may be carried out by individuals, without the prior approval of the Central Bank, up to the amount allowed for the use of cash under Sections 3.8. and 3.13 of the Foreign Exchange Regulations.

•

Exchange and arbitrage transactions with funds deposited in a local account and originating from capital and interest payments in foreign currency from BOPREAL bonds, provided that the applicable requirements are met, intended for: (a) Payment of commercial debts for imports of goods with customs entry registration up to December 12, 2023, eligible under Section 4.4 of the Foreign Exchange Regulations; (b) Payment of commercial debts for services rendered or accrued in respect of periods up to December 12, 2023, eligible under Section 4.5 of the Foreign Exchange Regulations; (c) Payment of debts with non-resident shareholders for eligible profits and dividends under Section 4.6.1 of the Foreign Exchange Regulations; (d) Repatriation of portfolio investments of non-residents originating from profits and dividends received in Argentina since September 1, 2019, from the distribution determined by the shareholders’ meeting based on closed and audited financial statements, eligible under Section 4.6.2 of the Foreign Exchange Regulations; (e) the payment of principal and compensatory interest on debts with related parties that were eligible pursuant to the provisions of section 4.7.

•

All other exchange and arbitrage transactions may be conducted by clients without the prior approval of the Central Bank, provided that, when executed as individual transactions involving Argentine pesos, they can be carried out without such approval in accordance with the applicable Foreign Exchange Regulations. This also applies to local custodians of securities regarding foreign currency income received as payments of principal and interest on foreign currency securities paid in Argentina.

If the transfer is made in the same currency in which the account is denominated, the financial institution will credit or debit the same amount as that received or sent from abroad. When the financial institution charges a commission or fee for these transactions, it will be instrumented in a specifically designated Section.

Securities Transactions

CNV Rules establish a minimum holding period of 1 business day counted as of its accreditation at the Central Depository Agent of Negotiable Securities (Agente Depositario Central de Valores Negociables) applicable only to clients who are not considered resident individuals in Argentina for:

•	sales of securities with settlement in foreign currency, regardless of jurisdiction or issuance law, to the extent that the purchase of said securities has been made with Argentine pesos;

•

transfers of securities acquired with settlement in local currency to foreign depository entities, regardless of their issuance law, unless their accreditation (i) results from a primary placement of securities issued by the Argentine National Treasury or by BOPREAL issued by the Central Bank, (ii) refers to transactions under section 3.16.3.6(v) and the second paragraph of section 4.7.2. of the Foreign Exchange Regulations, or (iii) refers to Argentine shares and/or CEDEARs traded in markets regulated by the CNV.

•	applying securities from foreign depository entities to transactions with settlement in foreign currency.

Intermediaries and trading agents must verify compliance with the aforementioned minimum holding periods.

Transfers of securities to foreign depositary entities made by the client for the purpose of participating in a debt securities exchange issued by the Argentine government, local governments, or

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

resident private sector issuers are not included in the aforementioned provisions. The client must present the corresponding certification for the exchanged debt securities.

Pursuant to currently applicable CNV Rules, prior to executing or registering any of the securities trade set forth in Sections 3.16.3.1. and 3.16.3.2. of the Foreign Exchange Regulations in CNV-authorized markets, local brokers must:

(a)

if the trade is to be performed by non-resident clients that do not qualify as foreign brokers: (i) ensure that the trades are for such client’s own portfolio and financed with its own funds, and (ii) ensure the trades do not exceed Ps.200 million per day;

(b)

if the trade is to be performed by non-resident clients that qualify as foreign brokers, whether acting for their own portfolio or on behalf of Argentine clients, ensure that the trades do not exceed Ps.200 million per client per day. If the foreign broker is acting as a depositary of shares issued by local issuers and carries out the trade for purposes of paying dividends to holders of ADRs, GDRs or similar certificates held in custody abroad, it is not subject to this requirement;

(c)	if the trade is to be performed by resident clients, acting on behalf of resident or non-resident third parties, ensure that the trades do not exceed Ps.200 million per client per day; and

(d)	if the trade is to be performed by resident clients acting for their own portfolio and financed with their own funds, the above-mentioned daily trading limit does not apply.

The aforementioned trade restrictions do not apply to BOPREAL acquired in primary bidding and to the sale of securities with settlement in foreign currency and in the local jurisdiction previously acquired in Argentine pesos by individual or corporate resident clients with funds from UVA (Unidad de Valor Adquisitivo) mortgage loans. These clients must be granted the funds by financial entities authorized to act as such under terms of Law No. 21,526. Furthermore, the proceeds from these sales must be applied to the purchase of real estate in Argentina within the framework of the aforementioned credits.

Communication “A” 8099 - RIGI

Communication “A” 8099 of the Central Bank establishes the regulations pertaining to the foreign exchange benefits for VPU that have adhered to the RIGI. The Central Bank has established:

(i)	Exceptions to the mandatory inflow and settlement of export proceeds in foreign currency made by a VPU adhering to the RIGI.

(ii)	Exceptions to the mandatory inflow and settlement of foreign currency arising from export of services.

(iii)	Access to the Foreign Exchange Market to make payments of certain expenses.

(iv)	Access to the Foreign Exchange Market to make payments of dividends to non-resident shareholders.

(v)	Application abroad of proceeds from exports of goods.

(vi)	Exchange stability applicable to the VPU on the date of adherence to RIGI.

Central Bank Information Regimes

External Assets and Liabilities Survey

On December 28, 2017, the Central Bank replaced the information regimes established in Communications “A” 3602 and “A” 4237 with Communication “A” 6401 (and the complementary

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Communication “A” 6795 and “A” 8304 as amended), a unified regime applicable from December 31, 2017 (the “External Assets and Liabilities Survey”). The reporting requirements under the information regime are contingent upon the final balance of foreign assets and liabilities:

•

For individuals or entities whose balance, acquisition, or sale of external assets and liabilities at the end of a given calendar year is equal to or exceeds the equivalent of US$50 million, a quarterly declaration prior to the end of each quarter and an annual declaration, which permits the correction, affirmation, or update of quarterly declarations, must be filed.

•

For individuals or entities whose balance, acquisition, or sale of external assets and liabilities at the conclusion of a given calendar year exceeds US$10 million but does not exceed US$50 million, an annual declaration is the sole requisite form of compliance.

•

For individuals or entities whose balance, acquisition, or sale of external assets and liabilities at the conclusion of a specified calendar year exceeds US$1 million but does not exceed US$10 million, a streamlined annual declaration is the sole requisite documentation.

Individuals or entities for whom the balance or acquisition or sale of foreign assets and liabilities at the end of a given calendar year is less than US$1 million are exempt from reporting obligations.

Access to the Foreign Exchange Market for the repayment of foreign financial debt and other operations is conditioned on the debtor’s compliance with the External Assets and Liabilities Survey.

Moreover, on August 19, 2025, pursuant to the provisions of Communication “A” 8304, effective from the data corresponding to the first quarter of 2026, the Central Bank modifies aspects related to the External Assets and Liabilities Survey, adjusting points 2 and 6 of the annex. Companies with external assets and liabilities of less than US$10 million will submit their declarations annually, while those that exceed such threshold will do so quarterly. See “—Specific Provisions on Access to the Foreign Exchange Market— External financial indebtedness.”

Criminal Foreign Exchange Regulations

Criminal Foreign Exchange Regulations established under Law No. 19,359 (as amended and supplemented) establishes the foreign exchange criminal regime under which any of the following constitutes an offense: (i) any foreign exchange transaction not performed before an authorized institution for such transaction; (ii) the completion of foreign exchange transactions in any way without the corresponding authorization; (iii) any misrepresentation related to foreign exchange transactions; (iv) the failure to make accurate representations or to complete the necessary procedures in cases where the actual transactions are different from those declared; (v) any foreign exchange transaction executed without fulfilling the conditions established by applicable regulations, regarding quantity, foreign currency exchange rate, dates, etc.; and (vi) any other omission or act performed in violation of the Foreign Exchange Regulations

Such offenses could be sanctioned with penalties ranging from fines to imprisonment, although a preliminary investigation would be first conducted by the Central Bank (and eventually brought for review by the relevant court). For further information on the exchange control restrictions and regulations in force, you should consult your legal advisors and read the applicable rules mentioned in this document, as well as their amendments and complementary regulations. The information contained in these websites is not part of this prospectus and is not deemed to be incorporated herein.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

UNDERWRITING

The Company, the selling shareholder and the international underwriters named below have entered into an underwriting agreement with respect to the Class    common shares and ADSs being offered. Subject to certain conditions, each international underwriter has severally agreed to purchase the number of Class    common shares (including Class    common shares represented by ADSs) indicated in the following table. Goldman Sachs & Co. LLC, BofA Securities, Inc. and Citigroup Global Markets Inc. are the representatives of the international underwriters. The offering of Class    common shares in the Argentine offering will be carried out by the Argentine placement agents according to an Argentine placement agent agreement between the Company, the selling shareholder and the Argentine placement agents.

International Underwriters	Number of Class Common Shares (including represented by ADSs)
Goldman Sachs & Co. LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.

Total

The international underwriters are committed to take and pay for all of the Class    common shares being offered, if any are taken, other than the Class    common shares covered by the option described below unless and until this option is exercised.

The Company and the selling shareholder have also entered into an Argentine placement agent agreement with   , as Argentine placement agents, providing for the concurrent offering of up to    Class    common shares in Argentina. Pursuant to the terms of the Argentine placement agent agreement, the Argentine placement agents will carry out their best efforts to offer the Class    common shares in Argentina, but have not undertaken any underwriting commitments in connection with the Argentine offering. The closings of the international and Argentine offerings are conditioned upon each other.

The selling shareholder has granted the international underwriters the right, for a period of 30 days from the date of this prospectus, to purchase in aggregate up to   additional Class    common shares, which may be represented by ADSs, at the initial public offering price paid by investors minus any applicable discounts and commissions. Any Class    common share, which may be represented by ADSs, issued or sold under the option will be issued and sold on the same terms and conditions as the other Class    common shares.

The following table shows the per Class    common share and total underwriting discounts and commissions to be paid to the international underwriters by the selling shareholder. Such amounts are shown assuming both no exercise and full exercise of the international underwriters’ option to purchase up to   additional Class    common shares.

Paid by the Selling Shareholder

	No Exercise	Full Exercise
Per Class common share	US$	US$
Total	US$	US$

Class    common shares (including represented by ADSs) sold by the international underwriters to the public will initially be offered at the initial public offering price set forth on the cover

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

of this prospectus. Any Class    common shares sold by the international underwriters to securities dealers may be sold at a discount of up to US$   per Class    common share from the initial public offering price. After the initial offering of the Class    common shares, the representatives of the international underwriters may change the offering price and the other selling terms. The offering of the Class    common shares by the international underwriters is subject to their receipt and acceptance of the Class    common shares being offered and subject to the international underwriters’ right to reject any order in whole or in part.

The Company and its officers, directors and the selling shareholder have agreed with the international underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives of the international underwriters.

Prior to the offering, there has been no public market for the Class    common shares (including represented by ADSs). The initial public offering price has been negotiated among the selling shareholder and the representatives of the international underwriters. Among the factors to be considered in determining the initial public offering price of the Class    common shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We expect the ADSs to be listed for trading on the NYSE, under the symbol “   .” Additionally, we expect the Class    common shares to be listed for trading in Argentina on the BYMA under the symbol “   .”

In connection with the offering, the international underwriters may purchase and sell Class    common shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the international underwriters of a greater number of Class    common shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional Class    common shares for which the international underwriters’ option described above may be exercised. The international underwriters may cover any covered short position by either exercising their option to purchase additional Class    common shares or purchasing Class    common shares in the open market. In determining the source of Class    common shares to cover the covered short position, the international underwriters will consider, among other things, the price of Class    common shares available for purchase in the open market as compared to the price at which they may purchase additional Class    common shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional Class    common shares for which the option described above may be exercised. The international underwriters must cover any such naked short position by purchasing Class    common shares in the open market. A naked short position is more likely to be created if the international underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the international underwriters in the open market prior to the completion of the offering.

In connection with the Argentine offering, the Argentine placement agents may engage in stabilizing transactions, in accordance with the CNV Regulations and other applicable regulations.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

The international underwriters may also impose a penalty bid. This occurs when a particular international underwriter repays to the international underwriters a portion of the underwriting discount received by it because the representatives of the international underwriters have repurchased Class    common shares sold by or for the account of such international underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the international underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The international underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

The Company and the selling shareholder estimate that their share of the total expenses of the global offering, excluding underwriting discounts and commissions, will be approximately US$    .

The Company and the selling shareholder have agreed to indemnify the several international underwriters and the Argentine placement agents against certain liabilities, including liabilities under the Securities Act.

The international underwriters, the Argentine placement agents and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the international underwriters, the Argentine placement agents and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the international underwriters, the Argentine placement agents and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The international underwriters, the Argentine placement agents and their respective affiliates may also, subject to compliance with applicable law, communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

Other than in the United States, no action has been taken by the selling shareholder or the international underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Argentina

The Argentine offering of the Class    common shares has been authorized by the CNV pursuant to Resolution No.    dated   , 2026.

The Class    common shares may be offered directly to the public in Argentina only through the Argentine placement agents, which are authorized under the laws and regulations of Argentina to offer or sell securities to the public in Argentina. The offering of the Class    common shares in Argentina will be made by a substantially similar prospectus in Spanish and in accordance with CNV regulations.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), an offer to the public of any securities may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the international underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall result in a requirement for the Company or any of the international underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation, supplement a prospectus pursuant to Article 23 of the Prospectus Regulation or publish an Annex IX document pursuant to Article 1(4) of the Prospectus Regulation and each person who initially acquires any securities or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the international underwriters and the Company that it is a qualified investor within the meaning of Article 2 of the Prospectus Regulation.

In the case of any securities being offered to a financial intermediary as that term is used in Article 1(4) of the Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances that may give rise to an offer of any securities to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the international underwriters has been obtained to each such proposed offer or resale.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

This prospectus has been prepared on the basis that the offering of the securities falls within one of the exceptions specified in Part 1 of Schedule 1 of the Public Offers and Admissions to Trading Regulations 2024 (the “POATRs”) and, accordingly, there will not be a prospectus prepared or published for the purposes of the POATRs. This prospectus does not constitute a prospectus for the purposes of the POATRs.

An offer to the public of any shares may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any shares may be made at any time under the following exceptions specified in Part 1 of Schedule 1 of the POATRs:

(d)	to any legal entity that is a qualified investor as defined in paragraph 15 of Schedule 1 to the POATRs;

(e)

to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 to the POATRs) in the United Kingdom subject to obtaining the prior consent of the relevant international underwriters nominated by us for any such offer; or

(f)	in any other circumstances falling within Part 1 of Schedule 1 to the POATRs.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the international underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and

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Futures Ordinance (Cap. 571 of the laws of Hong Kong) (the “SFO”) and any rules made thereunder; or (b) in other circumstances that do not result in this prospectus being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “CO”) or that do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the securities may not be offered or sold, or made the subject of an invitation for subscription or purchase, nor may this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the securities be circulated, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

Japan

The securities have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the securities nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of, Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under Chapter 6D.2 of the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in

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circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise, or where the offer is pursuant to a disclosure document that complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This prospectus relates to an “Exempt Offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

United Arab Emirates

The securities have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority (FSRA) or the Dubai Financial Services Authority.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the Class    common shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities has been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, FINMA, and the offer of securities has not been and will not be authorized under CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the securities.

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Brazil

The offer and sale of the securities have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No. 160, dated 13 July 2022, as amended, or unauthorized distribution under Brazilian laws and regulations. The securities may only be offered to Brazilian Professional Investors (as defined by applicable CVM regulation), who may only acquire the securities through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these securities on regulated securities markets in Brazil is prohibited.

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EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Amount (US$)
Expenses:
SEC registration fee
NYSE listing fee
FINRA filing fee
BYMA listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Professional advisory fees
Miscellaneous costs

Total

All amounts in the table are estimates except the SEC registration fee, the NYSE listing fee, the BYMA listing fee and the FINRA filing fee. We will pay all of the expenses of this offering listed above.

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LEGAL MATTERS

Certain matters of U.S. federal and New York State law will be passed upon for us by Simpson Thacher & Bartlett LLP, and for the international underwriters by Milbank LLP. Certain matters of Argentine law will be passed upon for us by Bruchou & Funes de Rioja and for the international underwriters by Beccar Varela.

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EXPERTS

The financial statements of YPF Energía Electrica S.A. as of December 31, 2025 and 2024, and for each of the two years in the period ended December 31, 2025 included in this prospectus have been audited by Deloitte & Co. S.A., an independent registered public accounting firm, as stated in their report included elsewhere in this prospectus. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing. The office of Deloitte & Co. S.A. is located at Carlos M. Della Paolera, 261, 4th floor, City of Buenos Aires, Argentina.

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ENFORCEABILITY OF CIVIL LIABILITIES

We are organized under the laws of Argentina. Substantially all of our directors and all of our officers, as well as the experts named herein, reside in Argentina. In addition, all or a substantial portion of our assets and the assets of our directors and officers are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States upon us or such persons or to enforce judgments against us or them rendered in the United States or other non-Argentine courts.

We have been advised by our Argentine counsel, Bruchou & Funes de Rioja, that a substantial portion of our assets located in Argentina would not be subject to attachment or foreclosure if a court were to find that such properties are necessary to the provision of an essential public service, unless the Argentine government otherwise approves the release of such property. In accordance with Argentine law, as interpreted by the Argentine courts, assets which are necessary to the provision of an essential public service may not be attached, whether preliminarily or in aid of execution.

Our Argentine counsel has also advised us that judgments of United States courts for civil liabilities based upon the U.S. federal securities laws may be enforced in Argentina, provided that the requirements of Article 517 of the Argentine Civil and Commercial Procedure Code of Argentina (if enforcement is sought before federal courts) are met as follows: (i) the judgment, which must be final in the jurisdiction where rendered, was issued by a competent court in accordance with the Argentine principles regarding international jurisdiction and resulted from a personal action, or an in rem action with respect to personal property if such property was transferred to Argentine territory during or after the prosecution of the foreign action, (ii) the defendant against whom enforcement of the judgment is sought was personally served with the summons and, in accordance with due process of law, was given an opportunity to defend against foreign action, (iii) the judgment must be valid in the jurisdiction where rendered and meet authenticity requirements under Argentine law, (iv) the judgment does not violate the principles of public policy of Argentine law, and (v) the judgment is not contrary to a prior or simultaneous judgment of an Argentine court.

Subject to compliance with Article 517 of the Argentine Civil and Commercial Procedure Code described above, a judgment against us or the persons described above obtained outside Argentina would be enforceable in Argentina without reconsideration of the merits. Should enforcement of the foreign judgment be granted pursuant to Article 517, the enforcement proceedings will be governed by Article 518 of the Argentine Civil and Commercial Procedure Code. Under that provision, enforcement must be sought before the competent first instance court, accompanied by a duly legalized and translated copy of the judgment and the documents evidencing that it has become final and that all applicable requirements have been met. The proceedings will be conducted in accordance with the rules applicable to incidental proceedings, and, if enforcement is granted, it will be carried out following the same procedural rules applicable to judgments rendered by Argentine courts.

We have been further advised by our Argentine counsel that:

•

original actions based on the U.S. federal securities laws may be brought in Argentine courts and that, subject to applicable law, Argentine courts may enforce liabilities in such actions against us, our directors, our officers and the experts named in this prospectus; and

•

the ability of a creditor or other persons to satisfy a judgment by attaching certain assets of ours is limited by provisions of Argentine law; in this sense, we have been advised that a substantial portion of our assets located in Argentina would not be subject to attachment or foreclosure if a court were to find that such properties are necessary to the provision of an essential public service, unless the Argentine government otherwise approves the release of such property.

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See “Risk Factors—Risks Relating to this Offering—It may be difficult to effect service of process against our directors and executive officers, and foreign judgments may be difficult to enforce or may be unenforceable.”

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 (including amendments and exhibits to the registration statement) under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

Upon completion of this offering, we will be subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC within four months after the end of each fiscal year (which is currently four months from December 31, the end of our fiscal year), or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements, which will be examined and reported on with an opinion expressed by an independent public accounting firm.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 of the Exchange Act. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, U.S. domestic reporting companies.

We also maintain an investor website at www.ypfluz.com/RI. Our website and the information contained therein or connected thereto will not be deemed to be incorporated into the prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our Class    common shares, including the ADSs.

We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

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You may request a copy of our SEC filings, at no cost, by contacting us at the number or address specified below.

Juana Manso 1069, 5th floor

C1107CBU, City of Buenos Aires

Argentina

Email: inversores.ypfee@ypf.com

+54 (11) 5441-5400

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INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025 and 2024

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Deloitte & Co. S.A. Carlos M. Della Paolera 261, 4th floor C1001ADA City of Buenos Aires Argentina Phone: (+54-11) 4320-2700 www.deloitte.com/ar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of YPF ENERGÍA ELÉCTRICA S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of YPF Energía Eléctrica S.A. (an Argentine Corporation) and subsidiaries (the “Company”) as of December 31, 2025, and 2024, the related consolidated statements of profit or loss, changes in shareholders’ equity and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Co. S.A.

Buenos Aires City, Argentina

May 12, 2026

We have served as the Company’s auditor since 2013

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited (“DTTL”), its global network of member firms, and their related entities (collectively, the “Deloitte organization”). DTTL (also referred to as “Deloitte Global”) and each of its member firms and related entities are legally separate and independent entities, which cannot obligate or bind each other in respect of third parties. DTTL and each DTTL member firm and related entity is liable only for its own acts and omissions, and not those of each other. DTTL does not provide services to clients. Please see https://www2.deloitte.com/ar/conozcanos to learn more.

Deloitte Touche Tohmatsu Limited is a private company limited by guarantee incorporated in England & Wales under company number 07271800, and its registered office is Hill House, 1 Little New Street, London, EC4a, 3TR, United Kingdom.

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YPF ENERGÍA ELÉCTRICA S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF

AND FOR THE YEARS ENDED DECEMBER 31,

2025 AND 2024

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YPF ENERGÍA ELÉCTRICA S.A.
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars)

	For the years ended December 31,
	Notes	2025	2024
Revenues	8	640,817	524,225
Production costs	9	(343,577)	(281,372)

Gross profit		297,240	242,853
Administrative and selling expenses	9	(57,978)	(45,377)
Reversal (Impairment) of property, plant and equipment	12	11,650	(75,620)
Other operating income, net	10	14,114	37,445
Loss on financial assets	4	—	(33,990)

Operating profit		265,026	125,311
Finance expense, net:
- Finance income	11	7,113	9,961
- Finance expense	11	(70,903)	(98,194)
- Other finance income, net	11	134	32,498

Finance expense, net:		(63,656)	(55,735)

Profit before income tax		201,370	69,576
Income tax	20	(194,007)	193,548

Net profit for the year		7,363	263,124

Net (loss) profit for the year attributable to owners of the Company		(1,094)	235,595

Net profit for the year attributable to non-controlling interest		8,457	27,529

(Loss) Earnings per share attributable to owners of the Company:
- Basic and diluted (US$)	26	(0.0003)	0.0629

(1)	There were no items of comprehensive income in the current or prior year other than the profit for the year and, accordingly, no statement of comprehensive income is presented.

Accompanying notes are an integral part of these consolidated financial statements.

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YPF ENERGÍA ELÉCTRICA S.A.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars)

	Notes	As of December 31, 2025	As of December 31, 2024
ASSETS
Non-current assets
Property, plant and equipment	12	2,098,130	1,976,843
Intangible assets	13	7,404	7,850
Right-of-use assets	14	15,216	13,322
Investments in associates	15	11	11
Other receivables	16	23,502	43,154
Investments in financial assets	17	7,724	3,775
Deferred income tax assets, net	20	66,703	101,573

Total non-current assets		2,218,690	2,146,528

Current assets
Other receivables	16	45,433	52,905
Trade receivables	18	131,779	129,412
Investments in financial assets	17	45,204	61,603
Restricted cash and cash equivalents	19	12,047	26,903
Cash and cash equivalents	19	191,798	213,132

Total current assets		426,261	483,955

TOTAL ASSETS		2,644,951	2,630,483

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		452,480	452,480
Reserves and retained earnings		662,981	714,075

Shareholders’ equity attributable to owners of the Company		1,115,461	1,166,555

Non-controlling interest		148,145	159,700

TOTAL SHAREHOLDERS’ EQUITY		1,263,606	1,326,255

LIABILITIES
Non-current liabilities
Provisions		11,924	4,087
Deferred income tax liability, net	20	27,696	16,728
Lease liabilities	21	14,165	8,037
Loans	22	771,762	727,662
Other liabilities		4,210	7,382
Trade payables	23	—	994
Contract liabilities		33,919	35,548
Income tax payable		96,931	—

Total non-current liabilities		960,607	800,438

Current liabilities
Provisions		160	—
Taxes payable		5,033	5,476
Income tax payable	20	31,977	33,403
Salaries and social security payables		16,282	14,034
Lease liabilities	21	1,750	2,227
Loans	22	232,585	288,457
Other liabilities		1,295	4,931
Contract liabilities		7,561	6,102
Trade payables	23	124,095	149,160

Total current liabilities		420,738	503,790

TOTAL LIABILITIES		1,381,345	1,304,228

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,644,951	2,630,483

Accompanying notes are an integral part of these consolidated financial statements

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YPF ENERGÍA ELÉCTRICA S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars)

	For the year ended December 31, 2025
	Shareholders’ contributions			Reserves						Shareholders’ equity attributable to
	Capital stock	Issuance premium	Other shareholders’ contributions	Legal reserve	Reserve for future dividends	Special reserve GR No. 609(1)	Reserve for future investments	Retained earnings		Owners of the Company	Non-controlling interest	Total
Balances as of January 1, 2025	220,827	228,510	3,143	44,165	57,813	1,063	375,438	235,596		1,166,555	159,700	1,326,255
Resolution of the General Ordinary Shareholders’ meeting on April 29, 2025:
- Release of the reserve for future dividends	—	—	—	—	(57,813)	—	—	57,813	(2)	—	—	—
- Allocation to reserve for future dividends	—	—	—	—	71,655	—	—	(71,655	)(2)	—	—	—
- Release of the reserve for future investments	—	—	—	—	—	—	(375,438)	375,438	(2)	—	—	—
- Allocation to reserve for future investments	—	—	—	—	—	—	597,192	(597,192	)(2)	—	—	—
Resolution of the Board of Directors meeting on December 15, 2025:
- Distribution of dividends	—	—	—	—	(50,000)	—	—	—		(50,000)	—	(50,000)
Dividends payment	—	—	—	—	—	—	—	—		—	(20,012)	(20,012)
Net profit (loss) for the year	—	—	—	—	—	—	—	(1,094)		(1,094)	8,457	7,363

Balances as of December 31, 2025	220,827	228,510	3,143	44,165	21,655	1,063	597,192	(1,094)		1,115,461	148,145	1,263,606

(1)	Corresponds to the initial adjustment arising from the IFRS adoption as required by the Argentinian Securities Commission General Resolution (“GR”) No. 609. See Note 2.3.19.
(2)	The release and allocation of reserves are made in accordance with local regulations.

Accompanying notes are an integral part of these consolidated financial statements.

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YPF ENERGÍA ELÉCTRICA S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars)

	For the year ended December 31, 2024
	Shareholders’ contributions			Reserves						Shareholders’ equity attributable to
	Capital stock	Issuance premium	Other shareholders’ contributions	Legal reserve	Reserve for future dividends	Special reserve GR No. 609(1)	Reserve for future investments	Retained earnings		Owners of the Company	Non- controlling interest	Total
Balances as of January 1, 2024	220,827	228,510	3,143	44,165	20,903	1,063	445,057	17,292		980,960	132,171	1,113,131
Resolution of the General Ordinary Shareholders’ meeting on April 29, 2024:
- Release of the reserve for future dividends	—	—	—	—	(20,903)	—	—	20,903	(2)	—	—	—
- Allocation to reserve for future dividends	—	—	—	—	107,813	—	—	(107,813	)(2)	—	—	—
- Release of the reserve for future investments	—	—	—	—	—	—	(445,057)	445,057	(2)	—	—	—
- Allocation to reserve for future investments	—	—	—	—	—	—	375,438	(375,438	)(2)	—	—	—
Resolution of the Board of Directors meeting on December 19, 2024:
- Distribution of dividends	—	—	—	—	(50,000)	—	—	—		(50,000)	—	(50,000)
Net profit for the year	—	—	—	—	—	—	—	235,595		235,595	27,529	263,124

Balances as of December 31, 2024	220,827	228,510	3,143	44,165	57,813	1,063	375,438	235,596		1,166,555	159,700	1,326,255

(1)	Corresponds to the initial adjustment arising from the IFRS adoption as required by the Argentinian Securities Commission GR No. 609. See Note 2.3.19.
(2)	The release and allocation of reserves are made in accordance with local regulations.

Accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars)

	For the years ended December 31,
	2025	2024
OPERATING ACTIVITIES
Net profit for the year	7,363	263,124
Adjustments to reconcile net profit for the year to net cash flows from operating activities:
Depreciation of property, plant and equipment	168,129	157,038
Depreciation of right-of-use assets	5,519	2,319
Amortization of intangible assets	446	294
Loss on disposals of property, plant and equipment	8,074	9,478
Disposals of right-of-use assets	(117)	—
(Reversal) Loss from impairment of property, plant and equipment	(11,650)	75,620
Finance expense, net	63,656	55,735
Decrease / (Increase) in provisions	2,649	(453)
Income tax	194,007	(193,548)
Provision for obsolescence of materials and spare parts	(17)	—
Contractual penalties	—	(4,160)
Allowance for doubtful accounts	1,447	—
Loss on financial assets	—	33,990
Changes in operating assets and liabilities:
Increase in trade receivables	(18,260)	(101,903)
(Increase) / Decrease in other receivables	(14,523)	3,529
(Decrease) / Increase in trade payables	(3,316)	20,594
Increase in salaries and social security payables	6,468	4,998
Increase in taxes payable	1,698	4,241
(Decrease) / Increase in other liabilities	(145)	7,213
(Decrease) / Increase in contract liabilities	(93)	20,999
Interest collected	3,388	9,639
Income tax payments	(28,471)	(8,444)

Net cash flows from operating activities	386,252	360,303

INVESTING ACTIVITIES
Payments for property, plant and equipment acquisitions	(274,488)	(196,822)
Payments for intangible assets acquisitions	—	(270)
Advances to suppliers of property, plant and equipment	(242)	(12,202)
Collection of capital and interests from financial assets	22,611	14,179
Release (Restriction) of restricted cash and cash equivalents	14,856	(15,000)
Payments for acquisition of investments in financial assets	(47,036)	(71,557)
Collections from sale/maturity of investments in financial assets	30,508	36,394
Loans (granted to) related parties	—	(9,600)

Net cash flows used in investing activities	(253,791)	(254,878)

FINANCING ACTIVITIES
Proceeds from loans	287,583	724,289
Payment of loans	(312,408)	(606,142)
Payment of dividends	(59,659)	(37,500)
Payment of lease liabilities	(3,429)	(3,088)
Payment of interests and other finance costs	(59,347)	(88,592)

Net cash flows used in financing activities	(147,260)	(11,033)

Net (Decrease) / Increase in cash and cash equivalents	(14,799)	94,392
Effect of exchange differences and financial results on cash and cash equivalents	(6,535)	16,301
Cash and cash equivalents at the beginning of the year	213,132	102,439

Cash and cash equivalents at the end of the year (Note 19)	191,798	213,132

Accompanying notes are an integral part of these consolidated financial statements

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

1.	GENERAL INFORMATION AND MAIN ACTIVITIES

YPF Energía Eléctrica S.A. (hereinafter “the Company” or “YPF EE”) is a stock corporation (sociedad anónima) organized under the laws of Argentina, with its registered office located at Juana Manso 1069, 5th Floor, Autonomous City of Buenos Aires.

Organizational structure of the economic Group

The Group is comprised of the parent company, YPF EE, and its subsidiaries. The following chart shows the organizational structure, including the main companies of the Group, as of December 31, 2025:

YPF EE
100%
YPF EE COMERCIALIZADORA
100%
Y-LUZ INVERSORA
42,86%
IDS
27,30%
69,99%
CDS
100%
LUZ DE LA PUNA
99,99%
LUZ DEL LEÓN
0,01%
100%
LUZ DEL SOL (1)
99,99%
LUZ DEL RÍO
0,01%
100%
LUZ DEL FUERTE
99,99%
LUZ DEL CAMPO
0,01%

(1)	Previously named Lavalle Eólico 2 S.A.

IDS refers to Inversora Dock Sud S.A. which is the holding company of Central Dock Sud S.A. (CDS).

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

Main business activity

The main activity of the Group derives from generating and selling electric power through the following power plants:

Power Plant	Location (Province)	Installed Capacity in Megawatts (MW)	Regulatory Framework	Source
Tucumán Thermal Power Plant	Tucumán	447	Resolution 400/25	Thermal — Combined Cycle
San Miguel de Tucumán Thermal Power Plant	Tucumán	382	Resolution 400/25	Thermal — Combined Cycle
El Bracho TG	Tucumán	274	PPA with CAMMESA Resolution 21/2016	Thermal — Simple Cycle
El Bracho TV	Tucumán	199	PPA with CAMMESA Resolution 287/2017	Thermal — Steam Turbine
Loma Campana I (“LC I”)	Neuquén	105	Distributed Self-Generator PPA with YPF S.A.	Thermal — Simple Cycle
Loma Campana II	Neuquén	107	PPA with CAMMESA Resolution 21/2016	Thermal — Simple Cycle
Loma Campana Este	Neuquén	17	PPA with YPF S.A. (Not connected to the Argentine Interconnection System – SADI)	Thermal — Reciprocating Engines
La Plata Cogeneration I (“LPC”)	Buenos Aires	128	PPA con YPF S.A. Resolution 400/25	Thermal — Cogeneration
La Plata Cogeneration II (“LPC II”)	Buenos Aires	90	PPA with YPF S.A. Resolution 400/25	Thermal — Cogeneration
Central Dock Sud	Buenos Aires	933	Resolution 400/25	Thermal — Combined Cycle / Simple Cycle
Manantiales Behr Wind Farm	Chubut	104	PPA with YPF S.A. and other large users	Renewable — Wind Farm
Los Teros Wind Farm	Buenos Aires	175	MATER (other large users)	Renewable — Wind Farm
Manantiales Behr Thermal Power Plant	Chubut	58	PPA with YPF S.A.	Thermal — Reciprocating Engines
Cañadón León Wind Farm	Santa Cruz	123	CAMMESA / MATER (YPF S.A.)	Renewable — Wind Farm
Zonda Solar Farm	San Juan	100	MATER (other large users)	Renewable — Solar Farm
General Levalle Wind Farm	Córdoba	155	MATER (other large users)	Renewable — Wind Farm
El Quemado Solar Farm(1)	Mendoza	200	MATER (other large users)	Renewable — Solar Farm
CASA Wind Farm(2)	Buenos Aires	63	Cementos Avellaneda S.A. – MATER (other large users)	Renewable — Wind Farm

Total		3,660

(1)	On December 23, 2025, the solar farm obtained partial commercial authorization for the first 100 MW and subsequently on February 26, 2026 for the second 100MW (see Note 33).
(2)	On February 12, 2026, the wind farm obtained COD for 63 MW (see Note 33).

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

The Group operates exclusively in Argentina as an electricity generator and participates in the Wholesale Electricity Market (“MEM”), which is administered by Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”). CAMMESA compiles and publishes operational and economic information for the MEM (including demand, supply, generation and cost data) and acts as the central counterparty in the market, invoicing distributors and large users and settling payments to generators for energy injected into the grid. Historically, CAMMESA has also centralized certain market-intermediation activities and fuel procurement for thermal generators.

As from November 2025, Resolution 400/2025 issued by the Secretariat of Energy (SE) introduces a new regulatory framework for the normalization of the MEM, establishing a competitive ‘spot-market’ scheme based on marginal prices and decentralizing fuel management.

The Group has supply agreements with CAMMESA, private customers and participates in the Mercado a Término de Energía de Fuentes Renovables (MATER), which constitutes the term market within the MEM that enables large users and renewable generators to enter into private long-term renewable energy supply contracts, in accordance with Law No. 27,191.

As of the issuance date of these consolidated financial statements, the Group has the following projects under construction:

Power Plant	Location (Province)	Installed Capacity (MW)	Buyers	Source
El Quemado Solar Farm	Mendoza	105	MATER	Solar Farm
Bess ALMA-SUR Project	Buenos Aires	90	Edesur	Thermal power project

Total		195

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1 Professional accounting standards

The Group prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (“IFRS”) Accounting Standards (“IFRS Accounting Standards”), as issued by the International Accounting Standards Board (“IASB”), and interpreted by the IFRS Interpretations Committee (“IFRIC”).

2.2 Basis of presentation and consolidation

These consolidated financial statements have been prepared under the assumption that the Group has the ability to continue as a going concern.

2.2.1.1 Consolidated financial statements

These consolidated financial statements include the financial statements of the Group comprised of the parent company, YPF EE, and its subsidiaries Luz de León S.A. (“LDL”), Luz del Río S.A., Y-Luz Inversora S.A.U., YPF-EE Comercializadora S.A.U., Luz del Campo S.A., S.A., Luz de la Puna S.A., Luz del Sol S.A.U., Luz del Fuerte S.A. and Inversora Dock Sud S.A.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

These consolidated financial statements have been prepared by applying the consolidation method to all the subsidiaries, which are the companies over which the Group holds control, directly or indirectly. The Group controls an investee when it has power over the investee and is exposed, or it is entitled to the variable gains (losses) arising from its equity interest in the investee and has the ability to affect those gains (losses) through its power over the investee. This capacity is, in general but not exclusively, obtained by the ownership, direct or indirect, of more than 50% of the voting rights in the investee.

Subsidiaries are consolidated by including all their assets, liabilities, income, expenses and cash flows into the consolidated financial statements once the adjustments and eliminations corresponding to intra-Group transactions have been made.

The profit or loss of the subsidiaries are included in the consolidated statement of profit or loss from the date on which the Company obtains control of the subsidiary until the date on which it loses control over the subsidiary.

The accounting principles and criteria adopted by the subsidiaries were adapted, if needed, with those used in the preparation of the financial statements of the Company with the purpose of presenting the consolidated financial statements applying consistent valuation and presentation methods.

•	Non- controlling interest

During the year ended December 31, 2023, the Company acquired an additional equity interest in IDS, which together with YPF EE’s pre-existing stake of 42.86%, represents a total of 70.16%. Accordingly, from the date of such acquisition the Group began to record a non-controlling interest in its consolidated financial statements.

The following table presents IDS’ summarized financial information as of December 31, 2025 and 2024 on a consolidated basis:

	December 31, 2025	December 31, 2024
Non-current assets	175,928	198,779
Current assets	150,194	128,214

Total assets	326,122	326,993
Non-current liabilities	22,744	11,588
Current liabilities	19,363	8,995

Total liabilities	42,107	20,583

Total shareholders’ equity	201,056	216,934

Total non-controlling interests	82,959	89,476

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

The following table presents IDS’ summarized statement of income and other comprehensive income for the years ended December 31, 2025 and 2024 on a consolidated basis:

	December 31, 2025	December 31, 2024
Revenues	105,958	74,893
Production Costs	(58,787)	(44,997)

Gross profit	47,171	29,896
Administrative and selling expenses	(6,449)	(6,079)
Loss on financial assets	—	(6,786)
Other operating income, net	1,731	4,125

Operating profit	42,453	21,156
Finance (expense) income, net	(1,281)	7,257

Net profit before income tax	41,172	28,413
Income tax	(24,253)	26,254

Net profit for the year	16,919	54,667

2.2.2 Measurement unit

These consolidated financial statements have been prepared under the historical cost approach, except for certain assets and liabilities measured at fair value, with changes through profit or loss.

2.3 Summary of material accounting policies

The following are the material accounting policies applied by the Group in preparing its consolidated financial statements.

2.3.1. Functional and presentation currency

Under IFRS Accounting Standards companies must define their functional currency according to the criteria set forth in the International Accounting Standard (“IAS”) 21: “The effects of changes in foreign exchange rates”. Based on the provisions of the referenced rule, and considering the main activities of the Company and the currency of the primary economic environment in which it operates, the Management and the Board of Directors have defined for the Company, the U.S. dollar as its functional currency. Therefore, the financial statements of the Company have been translated into U.S. dollars (US$) according to the procedure stated in IAS 21. According to such procedures, monetary assets and liabilities are translated at the closing exchange rate. Non-monetary items, measured in terms of the historical cost approach, as well as results, are translated using the exchange rate of the transaction date. The gain(losses) of the conversion of monetary assets and liabilities denominated in currencies other than U.S. dollars are recognized in the income (expense) of the year in which they arise.

Presentation currency

The information included in these consolidated financial statements is presented in U.S. dollars, which is the Company’s functional currency.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

The consolidated financial statements used by YPF EE for statutory, legal and regulatory purposes in Argentina are those presented in Argentine pesos and filed with the Argentine Securities Commission (“CNV”) and approved by the Board of Directors and authorized to be issued on February 25, 2026.

2.3.2. Foreign Currency

In preparing the consolidated financial statements, transactions in currencies other than the functional currency (foreign currencies) are recorded at the exchange rates prevailing at the date of each transaction. At the closing date of each fiscal year, monetary items denominated in foreign currency are translated at exchange rates for the functional currency prevailing on the closing dates of the financial statements. Exchange differences are recognized in the income statement of the fiscal year in which they arise.

2.3.3. Classification of items as current and non-current

The Group classifies assets and liabilities in the consolidated statement of financial position as current and non-current. An entity shall classify an asset as current when:

•	it expects to realize the asset, or intends to sell or consume it, in its normal operating cycle;

•	it holds the asset primarily for the purpose of trading;

•	it expects to realize the asset within twelve months after the reporting period; or

•	the asset is cash or a cash equivalent unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

An entity shall classify a liability as current when:

•	it is expected to be settled in the normal operating cycle;

•	it is held primarily for the purpose of trading;

•	it is due to be settled within twelve months after the reporting period; or

•	there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities, in all cases.

2.3.4. Fair value measurement

The Group measures certain financial instruments at their fair value at each reporting date. Fair values of financial instruments measured at amortized cost are disclosed in Note 6.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

Fair value is the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer liability takes place either:

•	in the principal market for the asset or liability, or

•	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset considers a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 input data: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2 input data: valuation techniques with inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 input data: valuation techniques for which input data are unobservable for the asset or liability.

2.3.5 Change in accounting policies

2.3.5.1 Exchange differences arising from deferred income tax

During the third quarter of 2025, the Group has changed the presentation of foreign exchange differences arising from deferred income tax, classifying these items as deferred tax income (expense) in accordance with IAS 12 “Income Taxes”. Previously, these foreign exchange differences were presented under the line item “Exchange differences” within “Finance income” and “Finance expense” in the statement of profit or loss. Starting from the nine-month period ended September 30, 2025, they are presented under the line item “Income tax” in the statement of profit or loss. This change aims to provide more useful information and enhance the comparability of the Group’s consolidated financial statements with other companies in the market. In accordance with IAS 8 – Accounting Policies, changes in accounting estimates and errors, the comparative information for the year ended December 31, 2024, has been modified to reflect this change. The impact of this change represented a decrease of 18,665 in the “Finance expense, net” line item and an increase of the same amount in “Income tax”. This change had no impact on the Group’s statements of financial position, statements of changes in shareholders’ equity, operating profit and net profit for the year, or impacts on basic and diluted earnings (losses) per share (See Note 20).

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

2.3.5.2 Composition of Finance expense, net

In addition, beginning this year, the Group has added the line item “Other finance income, net” under the Finance expense, net line item in the statement of profit or loss. Likewise, a change in the presentation of the following has been made: (i) the “Exchange differences”, which had previously been presented in two separate lines under Finance income and Finance expense line items, respectively, and (ii) the “Profit or loss from financial assets valued at fair value through profit or loss”, which had previously been presented under Finance income line item. The Group has reclassified these items to the line item “Other finance income, net” in order to provide more useful information to users of the consolidated financial statements and to improve their comparability with other companies within the market. The comparative information for the year ended December 31, 2024 has been modified to reflect the mentioned change, having generated a decrease in the line items “Finance income” and “Finance expense” in the year ended December 31, 2024 by 92,036 and 59,538, respectively, and an increase (gain) in the line item “Other finance income, net” for 32,498 (see Note 11). This modification did not affect the total of the Finance Expense, net previously reported.

2.3.6 Revenue recognition

2.3.6.1 Revenues

IFRS 15 presents a detailed five-step model to explain revenue from contracts with customers. Its main principle is that an entity must recognize revenue to represent the transfer of goods or services promised to customers, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services, at the time of satisfying a performance obligation.

An asset is transferred when (or as) the customer obtains control of that asset, defined as the ability to direct the use and obtain substantially all the remaining benefits of the asset.

The Company recognizes revenue based on the availability of effective capacity of its plants, of the energy delivered and of the steam delivered, and an account receivable is also recognized. This receivable represents the unconditional right of the Company to receive the consideration owed by the customer. The billing of the service is performed on a monthly basis, and interests are accrued in case of delays in receivables’ collection. The opportunity to satisfy the performance obligation occurs over time because the customer receives and consumes the benefits provided by the entity’s performance as it is rendered.

Revenue from the sale of energy capacity made available and steam (including additional remuneration and non-recurring maintenance receivables) is measured at the prices established in the relevant agreements or at the prices prevailing in the electricity market pursuant to current regulations. Revenue includes sales of energy, steam and capacity made available and/or delivered and not billed until the end of the fiscal year, valued at the prices set in agreements or in the relevant regulations.

Additionally, the required disclosures are included in Note 8.

2.3.7. Finance expense, net

For all financial assets and liabilities measured at amortized cost and at fair value through profit or loss, interest income or expense is recorded using the effective interest rate method, which is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, as appropriate, with respect to the net carrying amount of the

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

financial asset or liability. Interest income and expense is included in “Finance expense, net” in the consolidated statement of profit or loss.

2.3.8 Taxes

2.3.8.1. Current and deferred income tax

The income tax charge for the year includes the current and deferred tax charge, which is determined and disclosed in accordance with IAS 12. The Group regularly evaluates the positions taken on tax affidavits with respect to situations where tax rules are subject to interpretation and makes provisions where appropriate based on the amounts expected to be recovered from or paid to the tax authorities.

The tax rates and tax regulations used to compute such charges are those that are enacted or substantially enacted at the end of the reporting year. The tax rates in force for fiscal years 2025 and 2024 applicable to Group companies are in the range of 25% to 35%.

Current income tax that relates to items that are recognized directly in equity is also recognized in equity and not in the consolidated statement of profit and loss .

For the estimation of income tax expense, the tax laws enacted or substantially enacted at the closing date of each period are considered. Likewise, other factors are considered, such as the evaluation of options provided by said laws and their regulation, interpretations related to tax treatments corresponding to transactions and events that are not expressly provided for by the tax laws in force, analyzing whether the tax authority could accept an uncertain tax treatment, and estimates related to the opportunity and realization of deferred taxes, as the tax rate expected to be in effect at that time.

Deferred income tax is provided for using the liability method on temporary differences at the end of the fiscal year between the tax basis of assets and liabilities and their related carrying amounts.

Deferred income tax liabilities are recognized for all taxable temporary differences, with certain exceptions.

Deferred income tax assets are recognized for all deductible temporary differences and tax loss carryforwards to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and/or the tax loss carryforwards can be used, with certain exceptions.

The carrying amount of deferred income tax assets is reviewed as of the end of each fiscal year and reduced in profit or loss or in other comprehensive income, as appropriate, to the extent that it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred income tax asset to be utilized (recovered). Unrecognized deferred income tax assets are reassessed as of the end of each fiscal year and are recognized in profit or loss or in other comprehensive income, as applicable, to the extent that it has become probable that future taxable profits will allow the previously unrecognized deferred income tax assets to be recovered. Assumptions about the generation of future taxable profits depend on the Group’s estimates of future cash flows. To the extent that future cash flows and taxable income differ materially from estimates, the Group’s ability to realize the net deferred tax assets recorded could be affected.

In addition, changes in tax rules and/or their interpretations may impact such estimates.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

Deferred income tax assets and liabilities are measured at undiscounted nominal value at the tax rates that are expected to apply in the fiscal year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the end of the fiscal year.

Deferred income tax related to items recognized outside profit or loss is also recognized outside profit or loss. These items are recognized in correlation with the underlying transactions, either in other comprehensive income or directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current income tax assets and liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

2.3.8.2. IFRIC 23 — Uncertainty over Income Tax Treatments

The application of local tax laws requires interpretation and, consequently, involves the application of judgment and is open to challenge by the relevant tax authorities, generating uncertainty. Uncertainty regarding income tax treatments is established in accordance with IFRIC 23 “Uncertainty regarding income tax treatments” based on an assessment of the range of likely tax outcomes and reflecting the strength of the technical arguments. In this regard, it assesses whether it is appropriate to consider uncertain tax treatment separately or in conjunction with other uncertain tax treatments that may exist based on the approach that best predicts the resolution of uncertainty, and then assesses whether the relevant tax authority is likely to accept the tax treatment or to be successful in the last applicable legal instance. If not, the effect of uncertainty in the determination of the accounting tax position should be reflected using the most probable amount or the expected value method. In conducting this assessment, the Group uses the tax knowledge and experience of qualified in-house professionals and takes into consideration the tax advice of external advisors (see Note 20).

2.3.8.3 Other taxes related to sales and bank account transactions

Expenses incurred and assets are recognized excluding the amount of any sales tax, as in the case of value-added tax, or the tax on bank account transactions.

Turnover tax is included in the line “Taxes, rates and contributions” of the “Administrative and selling expenses” within the consolidated statement of profit or loss. Tax on bank account transactions charge is included in “Administrative and selling expenses” or “Finance expense, net” within the consolidated statement of profit or loss, depending on nature of the transactions which originated the tax.

The net amount of tax related to sales and to bank debits and credits that is expected to be recoverable from, or payable to, the tax authority is included as a non-financial asset or liability, as the case may be.

2.3.9 Property, plant and equipment

2.3.9.1 Generation and selling of electric power

Property, plant and equipment are carried at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Cost includes all expenses directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

Borrowing costs from third parties directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of the asset.

When major overhauls are performed to restore the asset’s service capacity for continuous use, their cost is capitalized and depreciated on a straight-line basis until the next major overhaul.

The costs of renewals, improvements and enhancements that extend the useful life of properties and/or improve their service capacity are capitalized. As property, plant and equipment are retired, the related cost and accumulated depreciation are derecognized.

All other regular repair and maintenance costs are recognized in the consolidated statement of profit or loss as incurred.

Property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives, net of its residual value, by allocating the cost of the significant components as follows:

Estimated useful lives (years)
Buildings	50
Production facilities, machinery, equipment and spare parts of power plants	15 – 25
Transportation equipment	5
Furniture, fixtures and computer and communication equipment	3

The residual values, useful lives and methods of depreciation are reviewed as of the end of each fiscal year and adjusted prospectively, if appropriate.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

2.3.9.2 Impairment of property, plant and equipment

The Group assesses as of the end of each fiscal year whether there is an indication that an individual component or a group of property, plant and equipment may be impaired. If any indication exists, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of the fair value less costs to sell that asset, and its value-in-use. That amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the cash flows of the group of assets that form part of the cash-generating unit (“CGU”) to which they belong are taken. To this end, the Group defined each generating plant, wind farm and solar farm as an independent CGU, except for those YPF EE’s assets linked to MATER which do not have specifically assigned contracts.

When the carrying amount of an individual asset or CGU exceeds its recoverable amount, the individual asset or CGU, as the case may be, is considered impaired and is written down to its recoverable amount.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
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In assessing value in use of an individual asset or CGU, the estimated future cash flows are discounted to their present value using a discount rate that reflects the Group’s weighted average cost of capital.

In determining fair value less selling costs, recent market transactions are considered, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are verified by valuation multiples, quoted values for similar assets on active markets and other available fair value indicators, if any.

The Group bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Group’s CGU to which the individual assets are allocated. These detailed budgets and forecast calculations generally cover the useful life of the asset.

Impairment losses of continuing operations are recognized in the consolidated statement of profit or loss.

Likewise, for the assets for which an impairment loss had been booked, as of the end of each period or fiscal year, an assessment is made whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.

If any indication exists, the Group estimates the individual asset’s or CGU’s recoverable amount, as applicable.

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the individual asset’s or the CGU’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset or CGU does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of the related depreciation or amortization, had no impairment loss been recognized for the asset or CGU in prior periods. Such reversal is recognized in the consolidated statement of profit or loss in the same line in which the related impairment charge was previously recognized, unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

During the fiscal years ended December 31, 2025 and 2024, the Group recognized a reversal of impairment and impairment loss of 11,650 and (75,620), respectively, related to property, plant and equipment. This amount was recorded under the line item ‘Reversal (Impairment) of property, plant and equipment’ in the statement of profit or loss, as a result of the recoverability assessments performed on such assets.

2.3.10 Intangible Assets

The Group initially recognizes intangible assets at their acquisition cost. This cost is amortized on a straight-line basis over the useful lives of these assets. At the end of each fiscal year, such assets are measured at their acquisition cost, less their respective accumulated amortization and, if applicable, impairment losses.

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Intangible assets correspond to the acquired wind project pre-existing feasibility studies (electric, environmental, etc.) and permits, licenses and authorizations corresponding to the wind farms. These comprise irrevocable option contracts for the constitution of usufructs of the lands where the projects are located. The useful life of each intangible asset was determined based on the 20-years useful life of the related wind farm.

2.3.11 Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

2.3.11.1. Financial assets

Classification

In accordance with IFRS 9 “Financial instruments”, the Group classifies its financial assets into three categories:

•	Financial assets at amortized cost

Financial assets are measured at amortized cost if both of the following criteria are met: (i) the objective of the Group’s business model is to hold the assets to collect the contractual cash flow, and (ii) the contractual terms only represent payment of principal and interest (SPPI criterion).

In addition, and for assets that meet the above conditions, IFRS 9 contemplates the option of designating, at the time of the initial recognition, an asset as measured at its fair value, if doing so would eliminate or significantly reduce the valuation or recognition inconsistency that could arise in the event that the valuation of the assets and liabilities or the recognition of profits or losses would be done on a different basis. The Group has not designated a financial asset at fair value by using this option.

As of the closing date of these consolidated financial statements, the Group’s financial assets at amortized cost include certain elements of Cash and cash equivalents, Trade receivables, Other receivables, Investments in financial assets and Restricted cash and cash equivalents.

•	Financial assets at fair value with changes in other comprehensive income

Financial assets are measured at fair value with changes in other comprehensive income if financial assets are maintained in a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets.

As of December 31, 2025 and 2024, there are no financial assets at fair value with changes in other comprehensive income.

•	Financial assets at fair value through profit or loss

The financial assets at fair value through profit or loss correspond to a residual category that includes financial instruments that are not held under one of the two business models indicated above, including those held for trading and those designated at fair value.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
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As of December 31, 2025 and 2024, the Group’s financial assets measured at fair value through profit or loss include mutual funds presented within “Cash and cash equivalents” and AE38 sovereign bonds presented within “Investments in financial assets” in the consolidated statement of financial position.

Recognition and measurement

Purchases and sales of financial assets are recognized on the date the Group commits to purchase or sell the assets.

Financial assets at amortized cost are initially recognized at fair value plus transaction costs. These assets accrue interest based on the effective interest rate method.

Financial assets at fair value through profit or loss and through other comprehensive income are initially recognized at fair value, and transaction costs are recognized as an expense in the statement of comprehensive income. Subsequently, they are measured at fair value. Changes in fair value and gains (losses) from sales of financial assets at fair value through profit or loss are recorded in “Finance expense, net,” while changes in fair value of financial assets measured at fair value with changes in other comprehensive income are recorded in other comprehensive income.

In general, the Group uses the transaction price to determine the fair value of a financial instrument at initial recognition. In other cases, the Group recognizes a gain or loss at initial recognition only if the fair value of the financial instrument is evidenced by other comparable and observable market transactions for the same type of instrument or if it is based on a valuation technique that only uses observable market data. Any gains or losses not recognized at initial recognition of a financial asset are recognized subsequently, only to the extent they arise from a change in the factors (including the passage of time) that market participants would consider when setting the price.

Gains and losses on debt instruments measured at amortized cost and not designated in a hedging relationship are recognized in profit or loss when the financial assets are derecognized or when an impairment loss is recognized, and during the amortization process using the effective interest rate method. The Group reclassifies investments in debt instruments only when its business model for managing those assets changes.

Derecognition of financial assets

A financial asset (or, if applicable, part of a financial asset or part of a group of similar financial assets) is derecognized from the statement of financial position when:

•	the contractual rights to receive the cash flows generated by the asset have expired; or

•

the contractual rights to the cash flows from the asset have been transferred, or an obligation to pay a third party all such cash flows without significant delay has been assumed, through a transfer agreement (pass-through arrangement), and (a) substantially all the risks and rewards of ownership of the asset have been transferred; or (b) substantially all the risks and rewards of ownership of the asset have not been transferred or retained, but control over the asset has been transferred.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
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When the contractual rights to receive the cash flows generated by the asset have been transferred, or a transfer agreement has been entered into, but neither all the risks and benefits inherent to ownership of the asset have been substantially transferred or retained, nor have been transferred control over it, that asset will continue to be recognized to the extent of the Group’s continued involvement in the asset. In that case, the Group will also recognize the related liability. The transferred asset and the related liability will be measured in a manner that reflects the rights and obligations that the Group has retained.

Impairment of financial assets

IFRS 9 introduces an expected credit loss (“ECL”) model. This requires considerable judgment regarding how changes in economic factors affect ECLs, which are determined on a weighted-average basis. The ECLs arise from the difference between the contractual cash flows and the present value of the cash flows that the Group expects to receive.

The impairment model established by IFRS 9 is applicable to financial assets measured at amortized cost or at fair value with changes in other comprehensive income, except for investments in equity instruments, and to contract assets recognized under IFRS 15.

Under IFRS 9, allowances for losses will be measured using one of the following bases:

•	12-month ECL: These are ECLs that result from possible default events within 12 months after the reporting date;

•	ECL during the life of the asset: These are ECLs that result from possible events of default during the expected life of a financial instrument.

Given the nature of the customers with which the Group operates, the conditions set by regulation and based on the above mentioned criteria, the Group did not identify significant expected credit losses, during the asset lifetime, in addition to those detailed in Note 4.

In the case of financial investments and in accordance with current investment policies, the Group monitors the credit rating and credit risk of these instruments, provided they are not measured at fair value. Based on the analysis performed, the Group did not identify any impairment to be recognized for this type of instruments.

2.3.11.2. Financial liabilities - Recognition and measurement

•	Financial liabilities at amortized cost

Financial liabilities are initially recognized at their fair value less the transaction costs incurred. After their initial recognition, financial liabilities are measured at amortized cost. Any difference between the financing received (net of transaction costs) and the repayment value is recognized in the consolidated statement of profit or loss over the life of the related debt instrument, using the effective interest rate method.

At the closing date of these consolidated financial statements, the Group’s financial liabilities at amortized cost include Trade payables, Lease liabilities and Loans.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
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•	Derecognition of financial liabilities

The Group derecognizes a financial liability when the obligation specified in the corresponding contract has been paid or cancelled, or has expired.

When one financial liability is replaced with another one with the same counterparty with substantially different conditions, or if the conditions of an existing liability change substantially, that exchange or modification is treated by derecognizing the original financial liability and recognizing a new financial liability, and the difference is recognized as finance income or expense in the statement of profit or loss.

2.3.11.3. Offsetting financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

2.3.12 Cash and cash equivalents

Cash is deemed to include both cash on hand and bank deposits on demand. Cash equivalents are deemed to include short-term highly-liquid investments with free availability that, subject to no previous notice or material cost, may be easily converted into a specific cash amount that is known with a high degree of certainty upon the acquisition, are subject to an insignificant risk of changes in value, maturing up to three months after the date of the related acquisitions, and whose main purpose is not investment or any other similar purpose, but settling short-term commitments.

For the purpose of the consolidated statement of financial position and the consolidated statement of cash flows, cash and cash equivalents comprise cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less.

Cash and cash equivalents do not include amounts of bank overdrafts.

2.3.13. Provisions

Provisions are recognized when the Group has a present obligation (legal or implied) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of profit or loss under the item that better reflects the nature of the provision net of any reimbursement to the extent that the latter is virtually certain.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax market rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the unwinding of the discount arising from the passage of time is recognized as a finance cost and presented within “Finance expense, net” in the statement of profit or loss.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
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•	Provision for lawsuits and claims

In the ordinary course of business, the Group is exposed to claims of different natures (e.g., commercial, labor, tax, social security, foreign exchange or customs claims) and other contingent situations derived from the interpretation of current legislation, which could result in a loss, the materialization of which depends on whether one or more events occur or not. In assessing these situations, Management uses its own judgment and advice from its legal counsel, both internal and external, as well as the evidence available as of those dates. If the assessment of the contingency reveals the likelihood of the materialization of a loss and the amount can be reliably estimated, a provision for lawsuits and claims is recorded as of the end of each fiscal year.

•	Provision for asset retirement

Liabilities related to retirement of assets in generation fields require that the Group estimate costs and timing of such retirement. Changes in technology, costs, the accretion rate used for the calculation and legal framework may cause differences between future actual cost and estimates. Such estimates are reviewed at least once a year or in the event such changes in the assessment conditions could generate significant impacts on the amount of the provision.

2.3.14 Contingent liabilities

A contingent liability is: (i) a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity; or (ii) a present obligation that arises from past events but is not recognized because: (a) it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or (b) the amount of the obligation cannot be measured with sufficient reliability.

A contingent liability is not recognized in the financial statements; it is reported in notes, unless the possibility of an outflow of resources to settle such liability is remote. For each type of contingent liability as of the end of each fiscal year, the Group shall disclose (i) a brief description of the nature of the obligation and, if possible, (ii) an estimate of its financial impact; (iii) an indication of the uncertainties about the amount or timing of those outflows; and (iv) the possibility of obtaining potential reimbursements.

2.3.15 Contingent assets

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

A contingent asset is not recognized in the financial statements; it is reported in notes only where an inflow of economic benefits is probable. For each type of contingent asset as of the end of each fiscal year, the Group shall disclose (i) a brief description of the nature thereof and, if possible, (ii) an estimate of its financial impact.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

2.3.16. Employee benefits

The Group recognizes short-term benefits to employees, such as salary, vacation pay, bonuses, among others, on an accrued basis and includes the benefits arising from collective bargaining agreements. All these benefits are included in “Salaries and social security”.

The Group awards bonus for objectives and performance. These programs reach certain Group employees. They are based on the fulfilment of corporate objectives, business unit and individual performance, and are determined based on the annual remuneration of each employee, the calculation of certain indicators related to compliance with the aforementioned objectives and the performance evaluation, and are paid in cash.

2.3.17. Leases

The model introduced by IFRS 16 is based on the definition of lease, which is mainly related to the concept of control. IFRS 16 distinguishes between lease agreements and service contracts based on whether an identified asset is under the customer’s control, which exists as long as the customer has the right to: i) obtain substantially all the economic benefits from the use of the asset; and ii) to direct the use of that asset.

The Group as lessee:

Once the lease is identified, the Group recognizes the following items:

•	Right-of-use assets, whose cost includes:

a.	the amount of the initial measurement of the lease liability;

b.	any lease payments made to the lessor prior to the start date or on the same date, after discounting any incentive received for the lease;

c.	any initial direct costs incurred by the lessee; and

d.

an estimate of costs to be incurred in dismantling and removing the underlying asset, restoring the location in which the underlying asset is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless incurred costs when producing inventories. The Group may incur obligations for these costs either at the beginning date or as a consequence of having used the underlying asset during a given period.

Subsequently, the valuation of the right-of-use assets is based on the cost model set in IAS 16 “Property, plant and equipment (recognizing therefore depreciation and impairment in the statement of profit or loss). Depreciation is calculated following the straight-line method based on the lease term of each contract, unless the useful life of such underlying asset is negligible.

The lease agreements in which the Group is a lessee correspond mainly to the rental of:

•

Usufruct contracts for the land in which the Group is building its wind and solar farms. Usually, these contracts have an original term which is equal to the useful life determined for each farm, with the option to renew them for another 20 years, and do not have contingent canons.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
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•	Rental contracts for the Group’s administrative offices. These contracts establish monthly payments and last three years.

•	Rental contracts for motor generator equipment. These contracts have a 5 - year term with a purchase option at the end of the term. They do not have contingent canons.

•	Annual lease fee for operating and maintenance contracts. These contracts have a 15—year term and establish annual payments.

•

Lease liabilities, measured as the sum of the future lease payments, discounted using the incremental borrowing rate of the lessee given the complexity of determining the interest rate implicit in the leases. The Group applied to the lease liabilities recognized in the statement of financial position the incremental borrowing rate of the lessee since the date of initial application.

The lease liabilities include:

a.	fixed payments (including essentially fixed payments), less any lease incentive receivable;

b.	variable payments, which depend on an index or a rate, initially measured using the index or rate at the commencement date of the contract;

c.	amounts that the Group expects to pay as residual value guarantees;

d.	the exercise price of a purchase option if the Group is reasonably certain of exercising that option; and

e.	payment of penalties for terminating the lease, if the lease period reflects that the Group will exercise an option to terminate it (i.e., because there is reasonable certainty in this respect).

Subsequently, the Group increases the liability for the lease to reflect the accrued interest (and recognized in the statement of profit or loss), deducts the payments that are made from the liability and recalculates the book value to reflect any revision, modification of the lease or revision of the so-called “in substance” fixed payments, applying a revised discount rate if applicable.

The Group reviews the lease liability in the following cases:

a.	when there is a change in the expected amount to be paid under a residual value guarantee;

b.	when there is a change in future lease payments resulting from a change in an index or an interest rate used to determine those payments (including, for example, a market rent review);

c.

when there is a change in the lease term as a result of a change in the non-cancellable period of the lease (for example, if the lessee does not exercise an option previously included in the determination of the lease term); or

d.	when there is a change in the evaluation of the purchase option of the underlying asset.

For leases that qualify as short-term leases, and leases with low-value underlying assets, the Group continues to recognize them as straight-line expense over the term of the lease, unless another

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systematic basis is more representative, in accordance with the option indicated by the rule. The Group did not identify low value leases other than those whose underlying assets respond to printers, cell phones, computers, photocopiers, among them, which amounts are not significant.

The Group applied the practical solution of the rule by which those leases whose term ends within 12 months from the date of initial application, regardless of the original date, and fulfilling the conditions to be classified as short term, continue the treatment described in the previous paragraph.

The Group as lessor:

The Group does not have assets leased to third parties.

2.3.18 Contract Liabilities

Contract liabilities include advances from customers under commercial agreements related to the General Levalle Wind Farm, which account for partial payments of the energy price for services to be delivered by the Company in the future. These advances are measured on the basis of the cash amount received in U.S. dollars or its equivalent in local currency (foreign currency) translated at the historical exchange rates prevailing at the transaction date. Consequently, the balance of contract liabilities represents the amount allocated to performance obligations not fulfilled by the Company. The Company expects to recognize revenues associated with these advances over the term of the related agreements.

2.3.19 Shareholders’ equity

Shareholders’ equity items were valued pursuant to the professional accounting standards effective as of the date of transition. The movements in this account were recognized according to the decisions reached by shareholders’ meetings, legislation or regulations.

Capital Stock

Includes the contributions made by the shareholders represented by shares and includes the shares outstanding at their face value.

Issuance premium

Relates to the difference between the capital increases subscribed and the related face value of the shares issued.

Other shareholders’ contributions

Includes the effects of the transactions made with entities under the Group’s common control.

Legal reserve

According to the provisions of the Argentine General Corporations Act No. 19,550 (T.O. 1984), and its amendments (“LGS”), the Company is required to set up a legal reserve of at least 5% of the

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income arising from the profit for the fiscal year plus prior-year adjustments and the transfers of other comprehensive income to retained earnings and accumulated losses of prior fiscal years (if any) until it reaches 20% of the subscribed capital stock. These calculations are made on the basis of the Company’s statutory financial statements presented in Argentine pesos filed with the CNV.

Reserve for future investments

Corresponds to the allocation made by the Shareholders’ Meeting of the Company, by which a specific amount is destined to constitute a reserve for future investments.

Special reserve GR No. 609

Corresponds to the reserve created in accordance with GR 609/12 of the CNV (“Special reserve GR Nº 609”), which contains the positive difference resultant from the initial balance of the accumulated results presented in the financial statements of the first closing of the fiscal year of IFRS application and the final balance of the results not allocated at the end of the last fiscal year under the previous accounting standards. Special reserve GR Nº 609 is not allowed to be distributed in cash or in kind and it can only be released for capitalization or to absorb negative retained earnings balances.

Retained earnings

Includes retained earnings with no specific allocation that may be distributed by a decision reached by the Shareholders’ Meeting, provided that there are no legal restrictions.

2.3.20 Information by operating segment

During 2025, the Argentine Government implemented several measures aimed to reorganizing and ensuring the long-term sustainability of the Argentine electricity market. In particular, Resolution SE 400/2025 became effective in November 2025, introducing several changes in the electricity market, including, among others, the ability for generators to freely negotiate power purchase agreements for renewable energy with distribution companies, new rules governing energy prices based on hourly marginal costs, the requirement for generators to manage their own fuel supply for thermal generation (a function previously centralized by CAMMESA without associated risks for generators), and a gradual contracting process within the Term Market, marking the beginning of a new stage in the normalization of the MEM.

As a consequence of these changes, during the last quarter of 2025, the Group’s Chief Operating Decision Maker (“CODM”), currently the Company’s General Manager, reassessed how the business is organized and monitored for purposes of resource allocation and performance evaluation, identifying two operating and reportable segments consisting of thermal generation and renewable generation, in line with the Company’s strategy.

As a result of this reassessment, Management introduced changes to the previously disclosed single operating and reporting segment and applied this change retrospectively to comparative information (see Note 5).

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2.4 Critical accounting judgments and key sources of estimation uncertainty

The preparation of the Group’s consolidated financial statements requires Management to make judgments (other than those involving estimations) that have a significant impact on the amounts recognized and that affect the recorded amounts of revenues, expenses, assets and liabilities, as well as the disclosure of contingent assets and liabilities as of the end of each fiscal year. In this sense, the uncertainties related to the estimates applied could give rise in the future to final gain (losses) that could differ from those estimates and that require material adjustments to the amounts of the assets and liabilities affected.

The key assumptions concerning the future and other key sources of estimation uncertainty as of the end of each fiscal year, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial fiscal year, are described below. The Group based its material accounting estimates and assumptions on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

The critical accounting judgments and key sources of estimation uncertainty used by Management are mentioned below:

Critical accounting judgments:

•	Functional Currency

The Company’s Management applies its professional judgment to determine its functional currency and that of its subsidiaries. The judgment is made mainly with respect to the currency, which influences and determines the sales prices, the generating costs, materials, investments and other costs, as well as the financing and collections resulting from their operating activities.

Key sources of estimation uncertainty:

•	Recoverability of property, plant and equipment

At each reporting date, the Group assesses if there is an indicator that property, plant and equipment may be impaired. Impairment exists when the book value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The value in use calculation is based on a Discounted Cash Flow (DCF) method discounted using a discount rate that reflects current market assessments of the time value of money. Cash flows projections cover a period consistent with the useful life of the assets. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash inflows.

•	Determination of income tax expense and deferred income tax

The measurement of income tax expense depends on several factors, including interpretations related to tax treatments applicable to transactions and/or events that are not explicitly addressed under current tax legislation, as well as estimates regarding the timing and realization of deferred income taxes. In particular, the Company assesses the impact of uncertain tax treatments when determining the income tax expense/income for the year (see Note 20). In addition, actual cash inflows and outflows related to income taxes may differ from these estimates due to, among other factors,

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changes in applicable tax regulations and/or their interpretation, as well as unforeseen future transactions affecting the Group’s tax positions.

2.5 IFRS Accounting Standards issued

As required by IAS 8 “Accounting Policies, changes in accounting estimates and errors,” below is a summary of the standards and interpretations issued by the IASB:

2.5.1 Standards and interpretations that must be mandatorily adopted since January 1, 2025, and that, therefore, have been adopted by the Group, if applicable

•	Amendments to IAS 21 – Lack of Exchangeability

In August 2023, the IASB issued amendments to IAS 21 related to the methodology to be applied when there is a lack of exchangeability between two currencies, which are applicable for reporting periods beginning on or after January 1, 2025.

These amendments eliminate the applicable methodology previously described in IAS 21 when there was a temporary lack of exchangeability between two currencies and introduce the definition of exchangeability between currencies together with an analytical framework requiring each entity to identify whether a currency is exchangeable into another one for each specific purpose, at measurement date, for which such currency would be obtained, following a series of parameters such as an assessment of whether the currency can be obtained within a normal administrative timeframe, the ability to obtain such currency, among others. Once a lack of exchangeability between two currencies is identified, the entity must estimate the exchange rate that represents the rate that would be obtained in an orderly transaction between market participants and that reflects the economic conditions. These amendments do not prescribe a specific methodology for estimating the exchange rate to be used; instead, each entity must develop its own approach.

Additionally, these amendments introduce disclosure requirements, such as a description of the restrictions giving rise to the lack of exchangeability, qualitative and quantitative information on the affected transactions, the exchange rates used and the methodology applied to estimate them, and a description of the risks to which the entity is exposed due to the lack of exchangeability, among others.

As of the date of issuance of these consolidated financial statements, the adoption of the aforementioned amendments did not have significant impacts on the Group’s consolidated financial statements.

2.5.2. New standards and interpretations not yet mandatory at the reporting date of these consolidated financial statements and not early adopted by the Group

•	IFRS 18 “Presentation and disclosure in financial statements”

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 “Presentation of financial statements”, with the objective of providing better information on the financial performance of entities, improving their comparability, which is mandatorily effective to fiscal years beginning on or after January 1, 2027.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

The main changes are the following:

•	New requirements to present specified categories and defined subtotals in the statement of profit or loss.

Categories: the items in the statement of profit or loss must be classified into one of the following five categories: operations, investments, financing, income tax and discontinued operations.

Subtotals: IFRS 18 requires entities to present specified totals and subtotals: the main change concerns the mandatory inclusion of “operating profit or loss”. The other required subtotals are “profit or loss” and “profit or loss before finance expense and income tax.”

•

Management-defined performance measures: Management may define its own performance measures, sometimes called “alternative performance measures” or “non-GAAP measures.” IFRS 18 defines a subset of these measures that relate to an entity’s financial performance as management-defined performance measures (‘MPMs’) that an entity uses in public communications outside financial statements. Information related to these measures should be presented in the financial statements in a single note, including a reconciliation between the non-GAAP measure and the most similar specified subtotal in IFRS.

•

In the operating category of the statement of profit or loss, an entity shall classify and present expenses in line items in a way that provides the most useful structured summary of its expenses, using nature of expenses, the function of the expenses within the entity, or both.

In addition, IFRS 18 establishes more detailed guidance on how to organize information within the financial statements and whether it should be provided in the primary financial statements or in notes, with the aim of improving the grouping of information in the financial statements.

As of the date of issuance of these consolidated financial statements, the Group is in the process of evaluating the effects of the application of IFRS 18.

•	Amendments to IFRS 9 and IFRS 7 – Amendments to the classification and measurement of financial instruments

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 related to certain issues regarding the classification and measurement requirements of IFRS 9 and the disclosure requirements of IFRS 7, which are applicable for periods beginning on or after January 1, 2026:

-	Introduce an accounting policy option for the derecognition of financial liability when the settlement is made through an electronic payment system and certain conditions are met.

-

Clarify on certain assessments that an entity must perform on its financial assets, for example to determine whether a financial instrument contains contractual cash flows that are solely payments of principal and interest, or whether it also contains covenants of a contingent nature that could significantly change the timing or amounts of contractual cash flows.

-	Establish amendments to an entity’s disclosures about investments in equity instruments measured at fair value through other comprehensive income, and the requirement of

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

disclosing contractual terms that could change the timing or amounts of contractual cash flows in certain circumstances.

As of the date of issuance of these consolidated financial statements, the adoption of the aforementioned amendment did not have significant impacts on the Group’s consolidated financial statements.

•	Amendments to IFRS 9 and IFRS 7 – Contracts referencing nature-dependent electricity

In December 2024, the IASB issued amendments to IFRS 9 and IFRS 7 related to nature-dependent electricity contracts, which are applicable for periods beginning on or after January 1, 2026:

-

Clarify the application of “own-use” requirements: The amendments allow an entity to apply the “own-use” exemption in such contracts, usually long-term contracts, if the entity has been and expects to be a net purchaser of electricity for the contract period. The “own-use” exemption relieves an entity from measuring such contracts at fair value through profit or loss.

-

Permit hedge accounting if these contracts are used as hedged instruments: Contracts that do not meet the “own-use” exemption are accounted for as derivates and measured at fair value through profit or loss.

-	Add new disclosure requirements that allow investors to understand the effect of these contracts on the entity’s financial performance and cash flows.

As of the date of issuance of these consolidated financial statements, the adoption of the aforementioned amendment has not had significant impacts on the Group’s consolidated financial statements.

•	Annual Improvements to IFRS – Volume 11

In July 2024, the IASB issued Volume 11 of the annual improvements, applicable for fiscal years beginning on or after January 1, 2026. In general terms, the improvements include modifications and/or clarifications on certain paragraphs, eliminating, adding and/or updating cross-references, replacing terms and aligning wording between different accounting standards, among others.

The main amended standards are summarized below:

Standard	Purpose of the amendment
IFRS 1 “First Adoption of International Financial Reporting Standards”	Hedge accounting for an entity adopting IFRS for the first time
IFRS 7	Gains or losses on derecognition.
Disclosure of deferred differences between fair value and transaction price.
IFRS 7 Implementation Guide	Introduction and credit risk disclosures.
Derecognition of lease liabilities
IFRS 9	Transaction price
IFRS 10	Determination of ‘de facto agent’
IAS 7 “Statement of Cash Flows”	Cost method.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

As of the date of issuance of these consolidated financial statements, the adoption of the aforementioned amendment did not have significant impacts on the Group’s consolidated financial statements.

3 APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements were approved by the Board of Directors and authorized for issue on May 6, 2026.

4 FINANCIAL RISK MANAGEMENT

The Group’s activities involve various types of financial risks: market risk (including exchange rate risk, interest rate risk and price risk), credit risk and liquidity risk. The Group maintains an organizational structure and systems that allow the identification, measurement and control of the risks to which it is exposed.

4.1 Market risk

The market risk to which the Group is exposed is the possibility that the valuation of the Group’s financial assets or financial liabilities as well as certain expected cash flows may be adversely affected by changes in interest rates, exchange rates or certain other price variables.

The following is a description of these risks as well as a detail of the extent to which the Group is exposed and a sensitivity analysis of possible changes in each of the relevant market variables.

Exchange rate risk

The value of financial assets and liabilities denominated in a currency different from the Group’s functional currency is subject to variations resulting from fluctuations in exchange rates. Since Group’s functional currency is the U.S. dollar, the currency that generates the greatest exposure is the Argentine peso, the Argentine legal currency. The Group does not use derivatives as a hedge against exchange rate fluctuations.

Balances of financial assets and liabilities denominated in Argentine pesos as of December 31, 2025, are as follows:

December 31, 2025
Assets	164,576
Liabilities	(149,261)

Exchange rate exposure, net	15,315

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

Exchange rate sensitivity

The following table shows the sensitivity analysis on the consolidated net profit before income tax, as of December 31, 2025, from an estimated devaluation of the Argentine peso with respect to the Company’s functional currency, considering that all other variables will remain constant (due to changes in the book value of the monetary assets and liabilities).

Depreciation / (Appreciation) of Argentine peso	Profit before tax effect, for the year ended December 31, 2025 (Losses) / Gains
+ 10%	(1,532)
- 10%	1,532

Interest rate risk

The Group is exposed to risks associated with fluctuations in interest rates on loans. Changes in interest rates may affect the interest income or expenses derived from financial assets and liabilities tied to a variable interest rate. Additionally, the fair value of financial assets and liabilities that accrue interests based on fixed interest rates may also be affected.

The table below provides information about the financial liabilities as of December 31, 2025, that accrues interest considering the applicable rate:

Financial liabilities(1)
Fixed interest rate	985,275
Variable interest rate	30,072

Total (2)	1,015,347

(1)	Includes only financial loans. It does not include trade payables, which mostly do not accrue interest.
(2)	Corresponds to the principal of loans, without considering interest or other transaction costs.

The fixed and variable rate financial loans represent 97% and 3%, respectively, of the total loans as of December 31, 2025, and include financial loans with local and international entities, related parties, and corporate bonds issued within the local and international market. The portion of the loan, which accrues variable interest rate, is mainly exposed to the fluctuations in SOFR. An interest rate sensitivity analysis has not been disclosed, as the impact of variable-rate financial loans on interest rate risk is considered not material.

Price risk

The Group is not exposed to variations in prices in relation to sales made through the PPAs signed, which represent 76% of the Group’s total revenues, given that they are made at fixed prices denominated in U.S. dollars for periods between 5 and 15 years, which provide stability in operating cash flows.

Spot market sales represent 24% of revenues for the fiscal year ended December 31, 2025 and are not exposed to price risk, since prices are fixed at the date the energy is delivered or the capacity is made available.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

4.2 Liquidity risk

Liquidity risk is associated with the possibility of a mismatch between the need of funds to meet short, medium or long-term obligations.

As mentioned in previous paragraphs, the Group intends to align the maturity profile of its financial debt to be related to its ability to generate enough cash flows for its payment, as well as to finance the projected expenditures for each fiscal year. As of December 31, 2025, the cash and cash equivalents reached 203,845, considering cash and cash equivalents of 191,798 and restricted cash and cash equivalents of 12,047.

The following table sets forth the maturity dates of the Group’s financial liabilities as of December 31, 2025:

	Less than 3 months	3 to 12 months	1 to 2 years	2 to 5 years	More than 5 years	Total
Loans	57,002	175,583	104,841	172,671	494,250	1,004,347
Lease liabilities	437	1,313	2,471	6,344	5,350	15,915
Other liabilities	—	1,295	4,210	—	—	5,505
Trade payables	124,095	—	—	—	—	124,095

	181,534	178,191	111,522	179,015	499,600	1,149,862

Most of the Group’s loans contain usual clauses of financial commitments (covenants) associated with leverage ratio and debt coverage ratio (Note 22).

Under the terms of the loan agreements, if the Group breached a covenant or if it could not remedy it within the stipulated period, it would default, a situation that would limit its liquidity and, given that most of its loans contain cross default provisions, it could result in an early enforceability of its obligations. As of December 31, 2025, and as of the date of issuance of these consolidated financial statements, the Group is in compliance with all the covenants established within the loan agreements.

4.3 Credit risk

Credit risk is defined as the possibility of a third party not complying with its contractual obligations, thus resulting in losses for the Group.

Credit risk in the Group is measured and controlled on an individual customer basis. The Group has its own systems to conduct a permanent evaluation of credit performance of all of its debtors, and the determination of risk limits with respect to third parties, in line with best practices using for such end internal customer records and external data sources.

Financial instruments that potentially expose the Group to a credit concentration risk consist primarily of cash and cash equivalents, restricted cash and cash equivalents, trade receivables and other receivables. The Group invests excess cash primarily in high liquid investments with financial institutions with a strong credit rating both in Argentina and abroad. In the normal course of business and based on ongoing credit evaluations to its customers, the Group provides credit to its customers and certain related parties. Likewise, the loss for doubtful trade accounts is charged to the statements of profit or loss, based on specific information regarding its customers.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

The allowance for doubtful accounts is measured by the criteria expressed in Note 2.3.13.

On May 8, 2024, SE Resolution No. 58/2024 and its respective amendment Resolution No. 66/2024, were published in the Official Gazette, which established an exceptional, transitory and unique payment regime for the receivables of the MEM’s economic transactions of December 2023, January 2024 and February 2024 corresponding to the MEM’s creditors, and instructed CAMMESA to determine the amounts owed to each of them corresponding to such economic transactions, which would be cancelled as follows: (i) the economic transactions of December 2023 and January 2024, would be cancelled through the delivery of government securities denominated “Bonos de la República Argentina en Dólares Estadounidenses Step Up 2038” (“AE38 Bonds”); and (ii) the economic transactions of February 2024 would be cancelled with the funds available in the bank accounts available in CAMMESA for collection purposes and with those available from the transfers made by the National Government to the special fund named “Fondo Unificado con Destino al Fondo de Estabilización”.

In this regard, on May 13, 2024, the Company’s Board of Directors approved the signing of an agreement with CAMMESA, by which it was agreed that the economic transactions for the months of December 2023 and January 2024 would be cancelled through the delivery of AE38 Bonds and that the economic transaction for the month of February 2024 would be paid with existing funds deposited in CAMMESA’s bank accounts. In compliance with said agreement, additionally, on May 13, 2024, the Company recorded the collection of 68% of the economic transaction corresponding to the month of March 2024. Finally, on May 15, 2024, the Company recorded the collection of 100% of the February 2024 economic transaction and on May 20, 2024, it received the corresponding AE38 Bonds that cancelled the outstanding balances of the December 2023 and January 2024 transactions.

Likewise, on May 14, 2024, CDS signed an agreement with CAMMESA, with the same terms and conditions previously mentioned. In compliance with this agreement, additionally, on May 14, 2024 CDS recorded the collection of 68% of the March 2024 economic transaction. Finally, on May 14, 2024 recorded the collection of 100% of the February 2024 transaction and on May 22, 2024, it received the corresponding AE38 Bonds that cancelled the outstanding balances of the December 2023 and January 2024 transactions.

As mentioned above, as of December 31, 2024, the Group had recognized for CAMMESA an impairment charge of 33,990 in the “Loss on financial assets” line item in the statement of profit or loss.

As of the issuance date of these consolidated financial statements, the Company has fully collected the receivables from CAMMESA related to the economic transactions for the month of December 2025.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

The maximum exposure to credit risk of the Group as of December 31, 2025, based on the type of its financial asset and without excluding the amounts covered by guarantees is set forth below:

Maximum exposure as of December 31, 2025
Trade receivables	131,779
Other receivables	52,246
Investments in financial assets	52,928
Restricted cash and cash equivalents	12,047
Cash and cash equivalents	191,798

440,798

Considering maximum exposure to risk, trade receivables from CAMMESA account for approximately 45% of such receivables. Financial assets past due as of December 31, 2025 are not significant.

As of December 31, 2025 the allowance for doubtful receivables is not significant and it relates to trade receivables and tax credits.

5 SEGMENT INFORMATION

As disclosed in Note 2.3.20, during the last quarter of 2025, the Group’s CODM changed the way segment information is assessed. Consequently, the Group’s organizational operating segments reflect the different activities from which revenues may be earned and expenses incurred, based on CODM’s current view and its assessment of the Group’s main operating and financial activities for decision-making regarding resource allocation and performance evaluation, in line with the Group’s strategy. Comparative information has been restated to reflect these changes. Segment information is presented in U.S. dollars, the Company’s functional currency (see Note 2.3.1), consistent with the manner in which the information is reported to the CODM.

The structure of the operating and reportable segments is organized as detailed below:

•	Thermal Generation (“Thermal”):

The “Thermal Generation” segment includes all activities related to the generation and commercialization of electric energy from thermal sources.

This segment generates revenues mainly from (i) the generation and commercialization of energy, (ii) capacity made available, and (iii) the generation and commercialization of steam, produced by the Group’s thermal power plants: Complejo Tucumán, Loma Campana I, Loma Campana II, Loma Campana Este, La Plata Cogeneration I and II, Central Dock Sud and Manantiales Behr Thermal Power Plant. The segment also includes all expenses related to these revenue-generating activities.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

•	Renewable Generation (“Renewable”)

The “Renewable Generation” segment includes all activities related to the generation and commercialization of energy from renewable sources.

This segment generates revenues mainly from the generation and commercialization of energy from the Group’s wind farms and solar farms: Manantiales Behr, Cañadón León, Los Teros, General Levalle, and El Zonda and El Quemado solar farms. It also includes all expenses related to the activities described above.

Conversely, income, expenses and assets not related to such reportable segments are aggregated under the caption “Corporation and others”, which the Company does not consider to be an operating segment. The performance measure of results used by the CODM is “Segment profit”, which consists of segment revenues minus (i) Production costs (excluding depreciation of property, plant and equipment, depreciation of right-of-use assets, and amortization of intangible assets) and administrative and selling expenses; plus (ii) Other operating income (expense), net and (iii) Loss on financial assets.

All of the Group’s thermal power plants and wind and solar farms are located in Argentina, and their revenues are generated exclusively within that country. For further information about type of goods or services see Note 8.

There were no intersegment sales for the years ended December 31, 2025 and 2024. The accounting policies of the reportable segments are the same as the Group’s accounting policies described in note 2.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

The information regarding each of the reportable segments defined by the Group and a reconciliation between Segment profit and Net profit for the years ended December 31, 2025 and 2024 is presented below:

	2025			2024
	Reportable Segments		Total	Reportable Segments		Total
	Thermal	Renewable		Thermal	Renewable
Revenues from external customers(1)	473,630	167,187	640,817	391,950	132,275	524,225
Segment profit(2)	317,060	148,670	465,730	268,297	121,336	389,633
Segment profit reconciliation:
Total Segment profit			465,730			389,633
Corporation and others(3)(4)			(38,260)			(29,051)
Depreciation of property, plant and equipment			(168,129)			(157,038)
Depreciation of right-of-use assets			(5,519)			(2,319)
Amortization of intangible assets			(446)			(294)
Impairment recovery (loss) of property, plant and equipment			11,650			(75,620)
Finance expense, net(5)			(63,656)			(55,735)

Profit before income tax			201,370			69,576
Income tax			(194,007)			193,548

Net profit for the year			7,363			263,124

	Reportable Segments		Reconciling items
	Thermal	Renewable	Corporation and others(3)	Total
Additional information:
Investments in property, plant and equipment
As of December 31, 2025	57,457	218,677	9,689	285,823
As of December 31, 2024	66,567	132,212	11,306	210,085

(1)

For the year ended December 31, 2025, revenues from the Thermal Generation segment include approximately 80% and 19% of sales made to CAMMESA and YPF S.A., respectively; while revenues from the Renewable Generation segment include approximately 13% and 26% of sales made to CAMMESA and YPF S.A., respectively. No other individual customer represents 10% or more of the Group’s consolidated revenue. Similarly, for the year ended December 31, 2024, revenues from the Thermal Generation segment include approximately 80% and 19% of sales made to CAMMESA and YPF S.A., respectively; and revenues from the Renewable Generation segment include approximately 17% and 34% of sales made to CAMMESA and YPF S.A., respectively. No other individual customer accounts for 10% or more of the Group’s consolidated revenues.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

(2)	Segment profit for each reportable segment is calculated as follows:

	2025		2024
	Thermal	Renewable	Thermal	Renewable
Revenues	473,630	167,187	391,950	132,275
Production costs and selling and administrative expenses, excluding Depreciation and amortization (*)	(160,763)	(28,660)	(124,043)	(14,078)
Loss on financial assets	—	—	(33,990)	—
Other operating income, net	4,193	10,143	34,380	3,139

Segment profit	317,060	148,670	268,297	121,336

(*)	Excludes depreciation of property, plant and equipment, depreciation of right-of-use assets and amortization of intangible assets corresponding to Thermal and Renewable reportable segments.
(3)	Corresponds to selling and administrative expenses, which are not allocated to any reportable segment.
(4)	It is not considered an operating segment by the Company.
(5)	Corresponds to Finance income, Finance expense and Other finance income (expense), net.

6 FINANCIAL INSTRUMENTS BY CATEGORY

The following tables show the financial assets and liabilities by category of financial instrument and a reconciliation with the corresponding accounts in the financial statements, as appropriate. Since the account “Other receivables” contains financial instruments, as well as non-financial assets (such as taxes and advances to property, plant and equipment), the reconciliation is shown within the “Non-financial assets” column.

Financial Assets

	As of December 31, 2025
	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets	Total
Other receivables	52,246	—	16,689	68,935
Investments in financial assets	32,276	20,652		52,928
Trade receivables	131,779	—	—	131,779
Restricted cash and cash equivalents	12,047	—	—	12,047
Cash and cash equivalents	47,195	144,603		191,798

	275,543	165,255	16,689	457,487

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

	As of December 31, 2024
	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets	Total
Other receivables	63,259	—	32,800	96,059
Investments in financial assets	21,101	44,277	—	65,378
Trade receivables	129,412	—	—	129,412
Restricted cash and cash equivalents	26,903	—	—	26,903
Cash and cash equivalents	89,826	123,306	—	213,132

	330,501	167,583	32,800	530,884

Financial liabilities

	As of December 31, 2025
	Financial liabilities at amortized cost	Total
Loans	1,004,347	1,004,347
Lease liabilities	15,915	15,915
Other liabilities	5,505	5,505
Trade payables	124,095	124,095

	1,149,862	1,149,862

	As of December 31, 2024
	Financial liabilities at amortized cost	Total
Loans	1,016,119	1,016,119
Lease liabilities	10,264	10,264
Other liabilities	12,313	12,313
Trade payables	150,154	150,154

	1,188,850	1,188,850

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

Gains and losses on financial instruments are allocated to the following categories:

	2025
	Financial assets / liabilities at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets / liabilities	Total
Interest income and other	6,311	—	—	6,311
Profit from financial assets valued at fair value	—	46,932	—	46,932
Interest expense and other	(63,386)	—	—	(63,386)
Exchange differences, net	(3,928)	(43,744)	874	(46,798)
Finance accretion	(2,981)	—	—	(2,981)
Other finance expense, net	(4,536)	802	—	(3,734)

	(68,520)	3,990	874	(63,656)

	2024
	Financial assets / liabilities at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets / liabilities	Total
Interest income and other	9,908	—	—	9,908
Profit from financial assets valued at fair value	—	62,536	—	62,536
Interest expense and other	(65,339)	—	—	(65,339)
Exchange differences, net	(4,521)	(28,557)	3,040	(30,038)
Finance accretion	(3,707)	—	—	(3,707)
Other finance expense, net	(29,148)	53	—	(29,095)

	(92,807)	34,032	3,040	(55,735)

7 QUANTITATIVE AND QUALITATIVE INFORMATION ON FAIR VALUES

7.1 Information on the fair value of financial assets and liabilities by category

7.1.1 Instruments at amortized cost

The estimated fair value of loans, considering interest rates offered to the Group for its financial loans, amounted approximately to 1,039,709 and 1,034,004 as of December 31, 2025 and 2024, respectively.

The fair value of other receivables, trade receivables, cash and cash equivalents, Investments in financial assets, restricted cash and cash equivalents, trade payables, lease liabilities and other financial liabilities do not differ significantly from their book value.

7.1.2 Instruments at fair value

As of December 31, 2025 and 2024, fair value assets and liabilities comprise mutual funds and AE38 sovereign bonds. The fair value is determined based on the guidelines mentioned in Note 7.2.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

7.2 Valuation techniques

The fair value reported in connection with the abovementioned financial assets and liabilities is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•

Management assessed that the fair values of current trade receivables, Investments in financial assets and other current receivables and trade payables, other liabilities and variable rate loans, approximate the carrying amounts mainly due to the short-term maturities of these instruments.

•	Fair value of fixed rate loans is calculated by the appropriate valuation techniques that use observable market data.

•	Fair value of mutual funds is based on price quotations as of the end of each fiscal year.

7.3 Fair value hierarchy

7.3.1. Financial Assets at fair value

As of December 31, 2025 and 2024, the Group maintained the following financial assets measured at fair value in its consolidated statement of financial position:

	As of December 31, 2025	As of December 31, 2024
Financial assets	Level 1	Level 1
Cash and cash equivalents:
- Mutual funds	144,603	123,306

	144,603	123,306

Investments in financial assets
- Government securities	20,652	44,277

	20,652	44,277

There have been no transfers of financial assets between different fair value hierarchies during the fiscal years ended December 31, 2025 and 2024.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

8 REVENUES

Type of goods or services	2025	2024
Thermal Generation
Spot Market(1)	155,298	89,232
Revenues under PPA	317,774	302,106
Other income for services	558	612

Total Thermal Generation	473,630	391,950

Renewable Generation
Revenues under PPA	167,187	132,275

Total Renewable Generation	167,187	132,275

Total	640,817	524,225

(1)	Revenues referred to as “Spot Market” relate to energy sales under regulated prices. As of November 2025, Resolution SE 400/2025 introduces a new regulatory framework for these sales

By Customer	2025	2024
CAMMESA(1)	400,941	336,534
YPF S.A.(1)	131,199	118,560
Other related parties(1)	18,606	14,734
Other customers(2)	90,071	54,397

	640,817	524,225

(1)	Related parties (Note 28).
(2)	None of the customers individually accounts for more than 5% of total revenues.

By destination market

The Group’s revenues are completely generated in the domestic market.

9 EXPENSES BY NATURE

The Group presents the statement of profit or loss by classifying expenses according to their function as part of the “Production costs” and “Administrative and selling expenses” lines. The following

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the fiscal years ended December 31, 2025 and 2024:

	2025
	Production costs	Administrative and selling expenses		Total
Depreciation of property, plant and equipment	166,441	1,688		168,129
Depreciation of right-of-use assets	4,832	687		5,519
Amortization of intangible assets	446	—		446
Consumable materials and supplies	5,162	155		5,317
Banking expenses	—	437		437
Rentals	21	7		28
Fees and compensation for services	158	3,924		4,082
Salaries, social security and other personnel expenses	26,680	31,936		58,616
Preservation, repair and maintenance	23,283	906		24,189
Insurance	14,843	18		14,861
Operation services and other contracts	4,634	6,394		11,028
Transportation, products and charges	24,036	42		24,078
Fuel, gas, energy and miscellaneous	68,695	—		68,695
Allowance for doubtful accounts	—	1,447		1,447
Taxes, rates and contributions	1,725	9,391	(1)	11,116
Publicity and advertising expenses	—	320		320
Research and development	2,374	—		2,374
Miscellaneous	247	626		873

Total	343,577	57,978		401,555

	2024
	Production costs	Administrative and selling expenses		Total
Depreciation of property, plant and equipment	155,908	1,130		157,038
Depreciation of right-of-use assets	1,776	543		2,319
Amortization of intangible assets	294	—		294
Consumable materials and supplies	8,038	194		8,232
Banking expenses	—	258		258
Rentals	157	26		183
Fees and compensation for services	133	2,606		2,739
Salaries, social security and other personnel expenses	27,133	26,842		53,975
Preservation, repair and maintenance	22,110	483		22,593
Insurance	14,522	31		14,553
Operation services and other contracts	3,751	4,690		8,441
Transportation, products and charges	18,033	168		18,201
Fuel, gas, energy and miscellaneous	27,606	—		27,606
Taxes, rates and contributions	1,543	7,595	(1)	9,138
Publicity and advertising expenses	—	401		401
Miscellaneous	368	410		778

Total	281,372	45,377		326,749

(1)	Selling expenses include 3,988 and 3,218 corresponding to Turnover tax for the years ended December 31, 2025 and 2024, respectively.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

10 OTHER OPERATING INCOME, NET

	2025	2024
Commercial interests — CAMMESA (Note 28)	3,239	21,452
Contractual Penalties	2,583	4,730	(1)
Provision for obsolescence of materials and spare parts	17	—
Insurance(2)	8,425	11,350
Miscellaneous	(150)	(87)

	14,114	37,445

(1)	Includes contractual penalties with related parties (Note 28).
(2)	Corresponds mainly to recoveries related to the unavailability of capacity of LC I and PELT assets.

11 FINANCE EXPENSE, NET

	2025	2024
Finance income
Interest income	6,311	9,908
Other finance income	802	53

Total finance income	7,113	9,961

Finance expense
Interest expense	(63,386)	(65,339)
Finance accretion	(2,981)	(3,707)
Other finance expenses	(4,536)	(29,148	) (1)

Total finance expense	(70,903)	(98,194)

Other finance income, net
Exchange difference, net	(46,798)	(30,038)
Gain from fair value measurement of financial assets through profit or loss	46,932	62,536

Total other finance income, net	134	32,498

Total finance expense, net	(63,656)	(55,735)

(1)	Includes 10,000 related to the early redemption premium on Corporate Bonds Class II and 6,563 for Bopreal purchase expenses.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

12 PROPERTY, PLANT & EQUIPMENT

	Land and buildings	Production facilities, machinery, equipment and spare parts of power plants	Transportation equipment	Materials and equipment in warehouse	Work in progress	Furniture, fixtures, computer and communication equipment	Total
Cost	13,962	2,629,688	1,761	133,598	197,729	12,679	2,989,417
Accumulated depreciation	(3,382)	(879,593)	(1,287)	—	—	(6,770)	(891,032)
Accumulated impairment losses	—	(87,460)	—	—	—	—	(87,460)
Provision for obsolescence of materials and spare parts	—	—	—	(2,031)	—	—	(2,031)

Balances as of January 1, 2024	10,580	1,662,635	474	131,567	197,729	5,909	2,008,894

Cost
Increases	—	23,003	272	27,863	158,669	278	210,085
Disposals and reclassifications	—	(1,015)	(171)	(8,277)	(194)	—	(9,657)
Transfers	626	328,968	—	(56,767)	(274,067)	1,240	—
Accumulated depreciation and impairment
Increases	(264)	(154,998)	(148)	—	—	(1,628)	(157,038)
Disposals and reclassifications	—	18	161	—	—	—	179
Transfers	—	(712)	—	—	—	712	—
Impairment	—	(75,620)	—	—	—	—	(75,620)
Cost	14,588	2,980,644	1,862	96,417	82,137	14,197	3,189,845
Accumulated depreciation	(3,646)	(1,035,285)	(1,274)	—	—	(7,686)	(1,047,891)
Accumulated impairment losses	—	(163,080)	—	—	—	—	(163,080)
Provision for obsolescence of materials and spare parts	—	—	—	(2,031)	—	—	(2,031)

Balances as of December 31, 2024	10,942	1,782,279	588	94,386	82,137	6,511	1,976,843

Cost
Increases	—	18,847	637	26,503	239,587	249	285,823
Disposals and reclassifications	—	(8,647)	(237)	(5,688)	(2,374)	—	(16,946)
Transfers	134	107,355	—	(15,272)	(92,569)	352	—
Accumulated depreciation and impairment
Increases	(271)	(165,684)	(257)	—	—	(1,917)	(168,129)
Disposals and reclassifications	—	8,646	226	—	—	—	8,872
Reversal of impairment	—	11,650	—	—	—	—	11,650
Provision for obsolescence of materials and spare parts
Decreases and reclassifications	—	—	—	17	—	—	17
Cost	14,722	3,098,199	2,262	101,960	226,781	14,798	3,458,722
Accumulated depreciation	(3,917)	(1,192,323)	(1,305)	—	—	(9,603)	(1,207,148)
Accumulated impairment losses	—	(151,430)	—	—	—	—	(151,430)
Provision for obsolescence of materials and spare parts	—	—	—	(2,014)	—	—	(2,014)

Balances as of December 31, 2025	10,805	1,754,446	957	99,946	226,781	5,195	2,098,130

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

Impairment of property, plant and equipment

The Group regularly monitors the existence of triggering events or changes in circumstances that could indicate that the book value of property, plant and equipment may not be recoverable in accordance with the policy described in Note 2.3.9.2.

Cañadón León Wind Farm

Construction of the Cañadón León wind farm was underway at the beginning of the Covid-19 pandemic, which generated delays in the commencement of operations and higher costs, adversely affecting its recoverable value. Accordingly, as of September 30, 2022, the Group recognized a pre-tax impairment loss on property, plant and equipment of US$ 41 million, which was recorded in “Impairment loss on property, plant and equipment” in the statement of profit or loss as of that date.

As of December 31, 2025, the Group estimated an increase in the present value of future discounted cash flows. Particularly, a decrease in sovereign risk premium was observed during the period, resulting in a reduction in the applicable weighted average cost of capital (WACC). This improvement in financial conditions increased the value in use of the CGU compared to the prior year.

The estimated recoverable value as of December 31, 2025 amounted to US$ 139.3 million, which generated a partial reversal of the impairment mentioned above, generating a gain before taxes of US$ 11.7 million that was recorded in “Reversal (Impairment) of property, plant and equipment” in the statement of profit or loss for the year then ended. The after-tax effect amounted to US$ 7.6 million.

Loma Campana I thermal power plant

The Loma Campana I thermal power plant has experienced successive forced, unexpected and prolonged outages since the beginning of its commercial operation, the most recent on which (481 days) entitled YPF S.A. to terminate the PPA, as the conditions for early termination without liability on the part of the purchaser had been met. As of the date of issuance of these consolidated financial statements, YPF S.A. has expressed its right to terminate, but has not yet exercised it, impacting the estimates of the revenues associated with the PPA of the asset in the medium term and, consequently, the recoverable value of the Loma Campana I Power Plant calculated as described below. The estimated recoverable value amounted to US$ 43.4 million as of December 31, 2024, which generated an impairment loss before taxes on Property, plant and equipment of US$ 75.6 million that was recognized under “Impairment of property, plant and equipment” line in the statement of profit and loss for the year then ended, The effect after taxes amounted to US$ 49.2 million.

Methodology

The methodology used to estimate the recoverable value consisted of calculating the value in use of the CGU based on the present value of future net cash flows expected to be obtained from the CGU, discounted at a rate that reflects the weighted average cost of capital employed.

The cash flows were prepared based on estimates regarding the future behavior of certain variables that are sensitive in determining the value in use, including: (i) power generation, availability and future prices after the expiration of the PPA; (ii) cost evolution; (iii) investment requirements;

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

(iv) macroeconomic variables such as inflation rates, exchange rate, among others; and (v) the discount rate.

The discount rate represents the current market assessment of the Company’s specific risks, taking into account both the time value of money and the individual risks of the underlying assets. The discount rate used is the weighted average cost of capital (WACC). As of December 31, 2025 and 2024, it was 10.3% and 11.6%, respectively.

13 INTANGIBLE ASSETS

The evolution of the Group’s intangible assets for the years ended December 31, 2025 and 2024 are as follows:

Intangible assets
Cost	8,975
Accumulated amortization	(831)

Balances as of January 1, 2024	8,144

Accumulated amortization
Increases	(294)
Cost	8,975
Accumulated amortization	(1,125)

Balances as of December 31, 2024	7,850

Accumulated amortization
Increases	(446)
Cost	8,975
Accumulated amortization	(1,571)

Balances as of December 31, 2025	7,404

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

14 RIGHT-OF-USE ASSETS

The evolution of Group’s right-of-use assets for the fiscal years ended December 31, 2025 and 2024 due to the application of IFRS 16 is as follows:

	Buildings	Land	Machinery and equipment	Total
Cost	3,502	5,241	15,598	24,341
Accumulated depreciation	(2,534)	(894)	(6,092)	(9,520)

Balances as of January 1, 2024	968	4,347	9,506	14,821

Cost
Increases	—	820	—	820
Accumulated depreciation
Increases	(401)	(204)	(1,714)	(2,319)
Cost	3,502	6,061	15,598	25,161
Accumulated depreciation	(2,935)	(1,098)	(7,806)	(11,839)

Balances as of December 31, 2024	567	4,963	7,792	13,322

Cost
Increases	2,802	4,763	314	7,879
Decreases and reclassifications	(3,502)	—	—	(3,502)
Accumulated depreciation
Increases	(521)	(427)	(4,571)	(5,519)
Decreases and reclassifications	3,036	—	—	3,036
Cost	2,802	10,824	15,912	29,538
Accumulated depreciation	(420)	(1,525)	(12,377)	(14,322)

Balances as of December 31, 2025	2,382	9,299	3,535	15,216

15 INVESTMENTS IN ASSOCIATES

The following table shows the value of the investments in associates at an aggregate level, as of December 31, 2025 and 2024:

	As of December 31, 2025	As of December 31, 2024
Amount of investments in associates	11	11

There were no movements during the year ended December 31, 2025 and 2024, that affected the value of the aforementioned investments.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

The following table shows information of associates as of December 31, 2025 and 2024:

	As of December 31, 2025		As of December 31, 2024
Name and issuer	Book value	Cost	Book value	Cost
Other companies:
Miscellaneous(1)	11	11	11	11

	11	11	11	11

(1)	Includes Termoeléctrica San Martín S.A., Termoeléctrica Manuel Belgrano S.A. and Central Vuelta de Obligado S.A.

16 OTHER RECEIVABLES

	As of December 31, 2025		As of December 31, 2024
	Non-current	Current	Non-current	Current
Loans and advances to employees	—	331	—	516
Advances to suppliers of property, plant and equipment	589	—	11,529	—
Related parties (Note 28)	21,731	24,677	30,401	28,160
Tax credits	1,182	5,781	1,224	11,719
Advances to suppliers and custom agents	—	1,595	—	177
Prepaid insurance	—	6,641	—	7,832
Insurances	—	3,460	—	4,120
Prepaid expenses	—	930	—	343
Miscellaneous	—	2,047	—	64

	23,502	45,462	43,154	52,931
Allowance for doubtful other receivables	—	(29)	—	(26)

	23,502	45,433	43,154	52,905

17 INVESTMENTS IN FINANCIAL ASSETS

	As of December 31, 2025		As of December 31, 2024
	Non-current	Current	Non-current	Current
Amortized cost investments
Corporate Bonds(1)	7,724	9,354	—	—
Government Securities(1)	—	15,198	3,775	17,325

Subtotal	7,724	24,552	3,775	17,325

Fair value through profit
Government Securities(2)	—	20,652	—	44,278

Subtotal	—	20,652	—	44,278

Total	7,724	45,204	3,775	61,603

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

(1)

As of December 31, 2025, this corresponds to the holdings in corporate bonds issued by Pan American Energy LC Suc. Arg. S.A., YPF S.A. and Vista Energy Argentina S.A.U., and in the government securities BOPREAL, TZV26, D30A6 and D16E6. As of December 31, 2024, this corresponds to holdings of BOPREAL government securities and Pan American Energy LC Suc. Arg. S.A. corporate bonds.

(2)	Corresponds to the holdings in AE38 government bonds.

18 TRADE RECEIVABLES

	As of December 31, 2025	As of December 31, 2024
	Current	Current
Third parties	31,527	19,204
Related parties (Note 28)	101,730	110,255

	133,257	129,459
Allow-ance for doubtful trade receivables	(1,478)	(47)

	131,779	129,412

19 CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS

CASH AND CASH EQUIVALENTS

For the purpose of the consolidated statement of financial position and the consolidated statement of cash flow, cash and cash equivalents comprise the following items:

	As of December 31, 2025	As of December 31, 2024
Mutual funds	144,603	123,306
Fixed term deposits	2,013	2,887
Cash and bank balances	45,182	86,939

	191,798	213,132

Bank balances accrue interest at variable rates based on the bank deposits daily rates. Fixed term deposits are made for varying periods of between one day and three months, depending on the immediate cash needs of the Group and bear interest at the respective fixed rates for short-term deposits.

RESTRICTED CASH AND CASH EQUIVALENTS

	As of December 31, 2025	As of December 31, 2024
Cash and bank deposits(1)	12,047	26,903	(2)

	12,047	26,903

(1)	Not considered cash and cash equivalents for the purposes of the consolidated statements of cash flow.
(2)	As of December 31, 2024, it includes US$ 15 million deposited in restricted accounts as collateral for loans with BNP Paribas related to the partial financing of the CASA Wind Farm (“PECASA”)

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

(see Note 22), in addition to the US$ 8.9 million related to a loan guarantee with BNP Paribas for the Cañadón León Wind Farm and US$ 3 million for other purposes. As of December 31, 2025, the US$ 15 million related to the PECASA financing was released.

20 INCOME TAX

For the fiscal year ended December 31, 2024, the income tax charge contemplated the application of the comprehensive inflation adjustment mechanism applicable to property, plant and equipment, and the inflation adjustment of the accumulated tax loss carryforwards up to the limit of the projected taxable income for fiscal year 2024, considering that the case of confiscatory would be verified in accordance with the jurisprudence of the Argentine Supreme Court of Justice (“CSJN” for its initials in Spanish), based on evidence available as of the date of issuance of such consolidated financial statements.

Taking into account the opinion of its external advisors, the Group considered that the position adopted was in line with the criteria in accordance with the jurisprudence of the CSJN, and that in the event of a possible controversy with the tax authorities in the last applicable legal instance it would have a final and definitive resolution favorable to the Group, in accordance with the guidelines of IFRIC 23 – “Uncertainty over Income Tax Treatments”. For the fiscal year ended December 31, 2024, the adopted tax criteria decreased the current income tax charge by US$ 125.7 million.

Change in the accounting estimate in the calculation of income tax

During the last quarter of 2025, as a result of certain publicly known events, court rulings and judicial interpretations regarding the treatment of the inflation adjustment on accumulated tax loss carryforwards, Management, together with the Company’s legal advisors, performed a reassessment of the analysis previously carried out regarding the determination of the income tax charge for fiscal year 2024.

As part of this reassessment, the Company considered the potential impacts and associated costs in the event of undergoing an administrative procedure and subsequently a judicial process, within the framework of the payment facilitation plan promoted by the Argentine Tax and Customs control Agency (ARCA for its initials in Spanish) through its General Resolution No. 5684/2025 dated April 30, 2025.

This Resolution establishes the possibility of enrolling in a payment plan intended to settle the income tax debt arising from the application of the inflation adjustment on tax loss carryforwards, allowing such debt to be settled in 36 monthly installments (after an initial payment of 2% of the established debt) with a monthly interest rate of 2% (24% nominal annual rate). Subsequently, on November 13, 2025, ARCA issued General Resolution No. 5788/2025, which extended the deadline for enrollment in the aforementioned payment plan, reduced the original interest rate from 2% to 1% per month (from 24% to 12% nominal annual rate), and extended the payment period from 36 to 120 months.

In light of all the events described above, on November 25, 2025, the Company decided to enroll to said payment plan promoted by ARCA in order to regularize the tax obligations related to the inflation adjustment on accumulated tax loss carryforwards corresponding to the income tax for the fiscal year ended December 31, 2024, under the terms of the aforementioned resolutions, with the purpose of avoiding potential impacts and costs associated with a possible administrative or judicial procedure.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

Enrollment in the payment plan requires, as a necessary condition, the waiver of the right to litigate against the Argentine Government regarding the matter included in the plan (effect of the inflation adjustment on accumulated tax loss carryforwards used in determining income tax for fiscal year 2024, both by the Company and its subsidiary Luz de León S.A.).

Consequently, the Company recorded a change in the accounting estimate in the determination of the income tax payable corresponding to fiscal year 2024, which generated an increase in the income tax charge for fiscal year 2025 of 107,449. As of December 31, 2025, after the initial payment required by the ARCA resolution and the payment of the first installment of the plan, the balances recorded under income tax payable in non-current liabilities and current liabilities amount to 96,931 and 5,742, respectively.

The calculation of the income tax expense for the fiscal years ended December 31, 2025 and 2024 is as follows:

	2025		2024
Current income tax	(148,169	)(1)	(41,967)
Deferred income tax	(45,838)		235,515

Income Tax	(194,007)		193,548

(1)	Includes 107,449 related to the change in estimation mentioned above and 40,720 related to the expense for fiscal year 2025.

The reconciliation between the income tax charge for the fiscal years ended December 31, 2025 and 2024 and the amount that would result from applying the prevailing tax rate on income before income tax arising from the consolidated statements of profit or loss for those fiscal years is as follows:

	2025	2024
Profit before income tax	201,370	69,576 (1)
Statutory tax rate	35%	35%

Income tax at statutory tax rate	(70,480)	(24,352)
Effect of enrollment in the income tax payment plan	(107,449)	—
Effect of tax inflation adjustment in monetary assets and liabilities	(122,713)	(277,128)
Exchange differences	87,917	88,188 (1)
Effects of the valuation of non-monetary assets in its functional currency	17,534	284,855
Effects of the adjustment by inflation of tax loss carryforward and other related adjustments	—	125,721
Miscellaneous	1,184	(3,736)

Income tax for the year	(194,007)	193,548

(1)	See Note 2.3.5.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

Deferred income tax

Breakdown of deferred income tax is as follows:

	As of December 31, 2025	As of December 31, 2024
Deferred tax assets
Property, plant and equipment	55,618	123,217
Tax loss carryforward	11,132	11,500
Lease liabilities	5,570	3,592
Miscellaneous	1,649	513

Total deferred tax assets(1)	73,969	138,822

Deferred tax liabilities
Other receivables	(3,610)	(5,157)
Property, plant and equipment	(25,179)	(12,763)
Right-of-use assets	(4,088)	(1,936)
Effect of tax inflation adjustment in monetary assets and liabilities	—	(32,162)
Other	(2,085)	(1,959)

Total deferred tax liabilities(1)	(34,962)	(53,977)

Total net deferred tax	39,007	84,845

(1)	All changes in deferred tax assets and liabilities were recognized in profit or loss,

Deferred tax assets and liabilities are presented on a net basis when: a) the entity has a legally enforceable right to set off the recognized amounts; and b) the deferred tax assets and liabilities relate to income taxes levied by the same tax authority on the same taxable entity.

Consequently, based on the different tax positions of the companies within the Group, as of December 31, 2025, the Group recorded deferred income tax assets, net, of 66,703 and deferred income tax liabilities, net, of 27,696. As of December 31, 2024, the Group recorded deferred income tax assets, net, of 101,573 and deferred income tax liabilities, net, of 16,728.

As of December 31, 2025, the Group estimated accumulated tax loss carryforwards of 11,132 at the expected recovery tax rate. Deferred income tax assets are recognized for tax loss carryforwards to the extent their utilization against future taxable profits is probable. Tax loss carryforwards in Argentina expire within 5 years.

In order to fully realize the deferred income tax asset, the Group will need to generate taxable income. Based upon future projections over the years in which the deferred income tax assets are deductible. Management of the Company estimates that as of December 31, 2025 it is probable that all of the deferred income tax assets recorded will be realized.

On March 7, 2019, the Company entered into the tax assessment regime established by Law No. 27,430 for the categories “Buildings” and “Depreciable Movable Property”. This regime allows a

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

higher deduction of depreciation on revalued assets for income tax purposes, consequently affecting the recognition of deferred tax.

As of December 31, 2025, the Group’s tax loss carryforwards at the expected recovery rate were as follows:

Date of generation	Date of expiration	Amount
2024	2029	1,434
2025	2035	9,698

		11,132

The evolution of net deferred tax asset and liability as of December 31, 2025 and 2024 is as follows:

	Deferred income tax liability	Deferred income tax asset
Balance as of January 1, 2024	(175,538)	24,868

Reclassifications	(64,149)	64,149
Charge to net income of the year	222,959	12,556

Balance as of December 31, 2024	(16,728)	101,573

Reclassifications	(50)	50
Charge to net income of the year	(10,918)	(34,920)

Balance as of December 31, 2025	(27,696)	66,703

21 LEASE LIABILITIES

The evolution of the lease liabilities during the years ended December 31, 2025 and 2024 is as follows:

Lease liabilities
Balance as of January 1, 2024	11,450
Increases	820
Finance accretion	1,084
Payments	(3,090)

Balance as of December 31, 2024	10,264

Increases	7,879
Decreases	(583)
Finance accretion	1,784
Payments	(3,429)

Balance as of December 31, 2025	15,915

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

The following is a breakdown of the lease liabilities recorded by the Group as of December 31, 2025 and 2024, with identification of the lease term and the annual effective rates applied:

Lease term	Annual effective rate used	December 31, 2025	December 31, 2024
Two to three years	2.25% - 7.87%	—	136
Four to five years	4.53% - 7%	2,222	640
More than five years	9.88% - 12.67%	13,693	9,488

Total		15,915	10,264

The finance accretion accrued in the fiscal years ended December 31, 2025 and 2024, arising from lease contracts is disclosed in the “Finance accretion” line item of the “Finance expense, net” line item in the consolidated statement of profit or loss.

As of December 31, 2025 and 2024, the maturities of the liabilities related to lease agreements are:

	As of December 31, 2025	As of December 31, 2024
Up to one year	1,750	2,227

Current lease liabilities	1,750	2,227

One to five years	8,815	4,264
More than five years	5,350	3,773

Non-current lease liabilities	14,165	8,037

Total	15,915	10,264

22 LOANS

	As of December 31, 2025			As of December 31, 2024
	Interest rate(1)	Non-current	Current	Non-current	Current
Corporate Bonds	(2)	655,829	205,457	670,587	183,612
Loans	(3)	115,933	16,761	57,075	75,252
Related parties (Note 28)	(4)	—	10,367	—	29,593

		771,762	232,585	727,662	288,457

(1)	Applicable rate as of December 31, 2025,
(2)	Corresponds to Corporate Bonds in U.S. dollars that accrue interest at a fixed rate between 0% and 7.88%.
(3)	Corresponds to bank loans in U.S. dollars and Argentine pesos that accrue interest at a fixed and variable rate, according to this note.
(4)	Corresponds to loans denominated in U.S. dollars which accrue interest at a fixed rate between 0% and 3%.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

Main loans of the Group as of December 31, 2025

Corporate Bonds

- Local issuance

On February 3, 2022, the Company issued a Green Bond (GBP) as defined by the International Capital Market Association (ICMA), through Class X Corporate Bonds, for an amount of US$ 63.9 million at a fixed rate of 5% denominated in U.S. dollars and payable in Argentine pesos at the applicable exchange rate with 10 equal semi-annual amortizations beginning on August 3, 2027 and ending due February 3, 2032 and interest payable semi-annually since August 3, 2022.

On August 29, 2022, the Company issued Class XII Corporate Bonds for a nominal value of US$ 85 million, at an effective rate and nominal rate of 0%, denominated in U.S. dollars and payable in Argentine pesos at the applicable exchange rate. Principal has to be repaid in three installments of US$ 28.3 million maturing in August 2025, February 2026 and August 2026, respectively. See note 33 for details on the February 2026 payment.

On February 27, 2024, the Company issued Class XIV Corporate Bonds at a nominal value of US$ 18,043,469, at a nominal rate of 3%, denominated in U.S. dollars and payable in Argentine pesos at the applicable exchange rate and Class XV Corporate Bonds at a nominal value of US$ 11,287,656, at a nominal rate of 6%, denominated and payable in U.S. dollars to be acquired through the local exchange market. The maturity is February 27, 2027 for both Corporate Bonds.

On June 13, 2024, the Company issued on the capital market Class XVII Corporate Bonds for US$ 10,199,945, at a nominal rate of 5.90%, maturing June 13, 2027, payable in U.S. dollars to be acquired through the local exchange market.

On November 22, 2024, the Company issued Class XIX and XX Corporate Bonds for US$ 49,018,232 and US$ 50,981,768, maturing on November 22, 2026 and November 22, 2028, at rates of 5.25% and 6.75%, respectively, denominated and payable in U.S. dollars to be acquired through the local exchange market.

On May 20, 2025, the Company issued in the capital market Class XXI Corporate Bonds for a nominal value of US$ 53,827,026, at a nominal rate of 6.5%, maturing May 20, 2027, denominated and payable in U.S. dollars. The principal of such Corporate Bonds is amortized in a single payment on the maturity date.

On October 3, 2025, the Company issued in the capital market Class XXII Corporate Bonds for a nominal value of US$ 79,946,259, at a nominal rate of 6%, with semi-annual interest payments and maturing October 3, 2026, denominated and payable in U.S. dollars. The principal of such Corporate Bonds is amortized in a single payment on the maturity date.

On December 15, 2025, the Company issued in the capital market Class XXIII Corporate Bonds for a nominal value of US$ 45,021,217, at a nominal rate of 6.75%, with quarterly interest payments and maturing December 15, 2028, denominated and payable in U.S. dollars. The principal of such Corporate Bonds is amortized in a single payment on the maturity date.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

- International Issuance

On October 16, 2024, the issuance of Class XVIII Corporate Bonds was made, with a nominal value of US$420,000,000, at an issuance price of 98.29% of the nominal value. These Corporate Bonds accrue interest at a nominal annual rate of 7.875% (with an applicable yield of 8.2%), payable semiannually, and the principal will be amortized in three consecutive annual payments with a final maturity on October 16, 2032. The semiannual interest payment dates will be April 16 and October 16 of each year, starting on April 16, 2025. The funds obtained from the issuance were applied to the redemption of Class II Corporate Bonds in accordance with the approval by the Company’s Board of Directors on September 23, 2024. On October 18, 2024, the Company redeemed all Class II Corporate Bonds (issued on July 25, 2019) with a nominal value of US$400,000,000 under the terms and conditions of the prospectus supplement dated July 17, 2019, which established that the Company had the right to redeem all outstanding Corporate Bonds at a redemption price equivalent to 102.5% of the nominal value of the outstanding Corporate Bonds (US$410 million), plus accrued and unpaid interest on the Class II Corporate Bond principal amount up to the redemption date (US$9.2 million). The premium for the early redemption, amounting to US$10 million, was charged to the results of the fourth quarter of 2024 and is presented under the line item “Other finance expenses” included in the “Finance expense, net” line item.

These Corporate Bonds include financial covenant clauses throughout their term, which involve interest coverage ratios and leverage ratios. As of December 31, 2025, the Company is in compliance with these covenants.

As of December 31, 2025, the proceeds from the corporate bond issuance were allocated to capital expenditures on property, plant and equipment and to the financing of working capital. All proceeds were fully used, with the exception of those received from Class XXII and XXIII corporate bonds, which have been partially used.

•	BNP Paribas loan

On January 14, 2020, Luz de León S.A. entered into a financial agreement with BNP Paribas Fortis SA/NV (hereinafter “BNP Paribas”) for up to US$ 150 million. Under this contract, BNP Paribas, subject to certain conditions, would disburse up to US$ 100 million. This contract is under the framework of a “Project Finance” modality and the tranche corresponding to BNP Paribas is guaranteed by the German export credit agency Euler Hermes Aktiengesellschaft. The total disbursement made under this loan amounted to US$ 95.9 million.

The loan accrues a fixed interest rate of 3.31% with final maturity on September 15, 2034. Principal is amortized semiannually beginning on March 15, 2021. The funds from such loan were used to finance Cañadón León Wind Farm’s construction.

The loan agreement has financial commitments (covenants) throughout its term, which include interest coverage ratios and a leverage ratio, as well as standard guarantees for this type of financing. In this sense, as of December 31, 2025, YPF EE maintains a reserve account for the amount of US$ 8.9 million related to this guarantee. Additionally, LDL maintains restricted cash (until the fulfilment of certain conditions) in virtue of the commitments assumed for the Project Completion Date (“PCD”), which as of December 31, 2025 amounted to US$ 3 million.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

•	Banco Nación loan

On February 6, 2025, Banco Nación Argentina granted a loan to the Company for a total amount of US$ 20,000,000, bearing semiannual interest at a fixed rate of 5.5% and with final maturity on January 24, 2028. The principal of this loan will be amortized in a single payment on its maturity date and will be used to partially finance the El Quemado Solar Farm.

•	BBVA loan

On May 30, 2025, Banco BBVA granted a loan to the Company for a total amount of US$ 16,000,000, bearing quarterly interest at a fixed rate of 6.9% and with final maturity on January 28, 2028. The principal of this loan will be amortized in two payments, on January 28, 2027 and on the maturity date.

•	BNP Paribas - Sinosure loan

On June 25, 2025, YPF EE entered into a financing agreement with BNP Paribas Fortis SA/NV (“BNP Paribas”) for the Cementos Avellaneda S.A. Wind Farm Project (“PECASA”) in the amount of US$ 30,565,462. This agreement is guaranteed by the export credit agency Sinosure. On July 17 and 31, 2025, the first two disbursements were made for US$ 1,872,990 and US$ 28,198,888, respectively.

The loan bears interest at a variable rate of 6-month SOFR + 2% and has a final maturity in 2033. The principal is amortized semi-annually beginning six months after PECASA’s commercial operation date (COD) or on September 30, 2026, whichever occurs first. The proceeds of the loan were applied to the supply of imported equipment for the construction of the project.

The loan agreement contains, throughout its term, financial covenant clauses that include an interest coverage ratio, a net leverage ratio, and a reserve account to be funded as required under the loan agreement.

•	Issuance of Dollar-Linked Promissory Note

On October 1, 2025, the Company issued a Zero-Coupon Dollar-Linked Promissory Note for a nominal amount of US$ 10,000,000, payable in Argentine pesos at the applicable exchange rate, at a nominal discount rate of 4.5% and maturing on July 1, 2026.

•	Loan from BNR Power

On December 16, 2025, the Company received a loan from BNR Power for a total amount of US$ 10,352,628 at a fixed rate of 3% and maturing on March 16, 2026. The principal and interest of this loan are amortized in a single payment on the maturity date.

Payments of principal, interest and any other amounts due will be made in pesos at the applicable exchange rate. See to Note 33 for details on the payment.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

Main loans and Notes of the Group repaid during the fiscal years ended December 31, 2025 and 2024

•	Local Issuance

On August 30, 2021, the Company issued Class IX Corporate Bonds for a face value of US$ 27.7 million payable in pesos at the applicable exchange rate maturing in February (33%), May (33%) and August (34%) of 2024 that accrue interest at a fixed rate of 3.5% and interest payable quarterly from November 30, 2021 thereon.

On February 3, 2022, the Company issued Additional Class IX Corporate Bonds for an amount of US$ 10.9 million at an effective negative rate of 0.26% denominated in U.S. dollars and payable in Argentine pesos at the applicable exchange rate maturing in August 2024 and interests quarterly payable since February 28, 2022.

On August 29, 2022, the Company issued Class XI Corporate Bonds for a nominal value of US$ 15 million, at a negative effective rate of 4%, and at a nominal fixed rate of 0%. The maturity was August 2024.

On February 10, 2023, the Company issued Class XI Corporate Bonds for a nominal value of US$ 20 million, at a negative effective rate of 1.15%, and at a nominal fixed rate of 0%. The maturity was August 2024.

On August 30, 2024, the Group has fully cancelled the Class IX and XI Corporate Bonds, in accordance with the terms and conditions thereof.

On February 10, 2023, the Company issued Class XIII Notes for a nominal amount of US$ 130 million, at a negative effective rate of 0.05%. These notes bore a nominal fixed rate of 0% and were payable in Argentine pesos at the applicable exchange rate, maturing 50% in November 2024 and 50% in February 2025. On February 10, 2025, the Company repaid the Class XIII Notes in full, in accordance with their terms and conditions.

On August 29, 2022, the Company issued Class XII Notes for a nominal amount of US$ 85 million, at a nominal fixed rate of 0%. These notes bore a nominal fixed rate of 0% and matured in August 2025, February 2026 and August 2026, respectively. On August 29, 2025, the Company repaid the first maturity tranche of these notes for US$ 28.1 million.

On June 13, 2024, the Company issued Class XVI Notes in the capital markets for a nominal amount of US$ 97.5 million, payable in Argentine pesos at the applicable exchange rate, at a negative effective rate of 1% and a nominal rate of 2%. On December 13, 2025, the Company repaid the Class XVI Notes in full, in accordance with their terms and conditions.

•	Santander Loan (Madrid)

On December 5, 2024, Banco Santander (Madrid) granted a loan to the Company for a total amount of US$ 13.4 million with interest at a variable rate of SOFR 6m + 2.8% and with a final maturity on March 5, 2025. The principal amount of said loan is amortized in a single payment on the maturity date and was used to partially finance the CASA Wind Farm construction.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

On March 5, 2025, the Company repaid the loan in full, in accordance with its terms and conditions.

•	Loans with Banco Nación

On August 8, 2024, Banco Nación Argentina granted a loan to the Company for a total amount of AR$ 10,000 million (equivalent to US$ 10.7 million), bearing quarterly interest at a fixed rate of 35% and with final maturity on August 8, 2025. The principal of this loan was amortized in quarterly installments as from November 8, 2024. On August 8, 2025, the Company has repaid the loan in accordance with its terms and conditions.

On November 14, 2024, Banco Nación Argentina granted the Company a loan for a total amount of AR$ 12,500 million (equivalent to US$12.5 million), bearing quarterly interest at a fixed rate of 36% and maturing on May 14, 2025. The principal of this loan was repaid in a single payment on its maturity date.

On May 14, 2025, the Company settled the loan in accordance with its terms and conditions.

•	Loan with BNR Power Investment B.V. (previously, GE EFS Power Investments B.V.)

On February 27, 2023, the Company entered into a financial agreement with GE EFS Power Investments B.V. (hereinafter “GE EFS”) for US$ 7.3 million, with a fixed interest rate of 0% and a maturity on December 16, 2023. In addition, on December 13, 2023, the Company entered into an addendum to the loan agreement with the same conditions and maturing on December 15, 2024. Finally, on December 20, 2024, the Company entered into a new addendum to this loan by which the following was modified: (i) an extension of the maturity period until June 30, 2025 and (ii) interest rate at 3% per annum from December 16, 2024.

On June 30, 2023, the Company took a loan with GE EFS for a total amount of US$ 10.6 million, at a nominal interest rate of 0% and a maturity on June 30, 2025.

On December 20, 2024, the Company entered into a loan agreement with GE EFS for US$ 11.6 million with a nominal interest rate of 3% and maturing on June 30, 2025.

On July 1, 2025, the Group repaid the loans with BNR Power Investment B.V. in accordance with their terms and conditions.

•	Financing agreement with BNP PARIBAS

During May 2024, the Company signed a loan agreement for a principal amount of up to US$ 15 million for the partial financing of the construction of the CASA Wind Farm (“PECASA”), with a guarantee granted by Y-LUZ Inversora S.A.U. As of the date of issuance of these consolidated financial statements, the Company borrowed US$ 13.1 million within such loan agreement.

On July 31, 2025, the Group repaid the loans with BNP Paribas S.A. in full, in accordance with their terms and conditions.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

•	HSBC -Finnvera Loan

On March 2 and 18, 2020, HSBC USA N.A. granted a loan for a total amount of US$ 27.4 million with quarterly interest at a variable rate of SOFR 6M + 0,42826% + 1.10% and final maturity on September 27, 2025. The principal of such loan amortizes in ten semiannual installments beginning on March 27, 2021. The funds from such loan were used to finance the Manantiales Behr Thermal Power Plant project.

On September 29, 2025, the Company repaid the loan in accordance with its terms and conditions.

•	Inter-American Investment Corporation Loan

In December 2016, the Company and the Inter-American Investment Corporation (IIC), on behalf of the Inter-American Development Bank (IDB), signed an agreement to fund the construction of the Manantiales Behr Wind Farm. The aggregate loan amount is US$ 200 million. Principal amortization is made through quarterly payments beginning in February 2020 and is structured in two tranches of US$ 100 million, maturing in November 2022 and 2025, respectively, according to the following detail:

Tranche	Amount in US$	Rate
A	31,075,076	3 month SOFR + 0.26161% + 5.125%
A	12,539,359	7.16%
A	18,000,032	7.05%
A	19,506,895	7.27%
A	18,878,638	7.87%
B	100,000,000	3 month LIBOR + 4.8%

Total	200,000,000

On November 15, 2022, the Company has paid according to the schedule established in the contract the entire tranche B for US$ 100 million.

During fiscal year 2025, US$ 16.6 million remained outstanding to be amortized under Tranche A, with final maturity on November 15, 2025. The Company settled the loan on that date in accordance with its terms and conditions.

23 TRADE PAYABLES

	As of December 31, 2025			As of December 31, 2024
	Non-current	Current(1)		Non-current	Current
Third parties	—	70,360		994	86,235
Related parties (Note 28)	—	53,735		—	62,925

	—	124,095	(1)	994	149,160	(1)

(1)	Trade payables are non-interest bearing and those classified as current are normally settled on 30-day term.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

24 CONTRACT LIABILITIES

	As of December 31, 2025		As of December 31, 2024
	Non-current	Current	Non-current	Current
Contract liabilities with third parties	33,919	7,561	—	1,337
Contract liabilities with associates (Note 28)	—	—	35,548	4,765

	33,919	7,561	35,548	6,102

The liabilities from contracts are mainly related to advances received from customers under energy and capacity sales contracts. Below is the evolution of contract liabilities for the years ended December 31, 2025 and 2024:

Contract Liabilities
Balances as of January 1, 2024	20,652

Additions	21,988
Revenue recognized during the period(1)	(990)

Balances as of December 31, 2024	41,650

Additions	2,904
Revenue recognized during the period(1)	(3,151)
Exchange difference	77

Balances as of December 31, 2025	41,480

(1)	Corresponds to renewable generation revenues under contract.

25 CAPITAL STOCK

The Company is jointly controlled by YPF S.A. and BNR Power Investment B.V. (previously, GE EFS Power Investments B.V.) under a joint control agreement entered into between those shareholders.

As of December 31, 2025, the shareholders of the Company are as follows:

Shareholder	Main Activity	Country	Number of shares	Participation in capital stock	Class
YPF S.A.	Energy	Argentina	2,723,826,879	72.69218%	A
OPESSA	Fuel sales	Argentina	86,476,112	2.30783%	A
BNR Power	Infrastructure, Financial Services and Others	U.S.A.	936,767,364	24.99999%	B

Total			3,747,070,355	100.00000%

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

26 (LOSS) EARNINGS PER SHARE

(Loss) Earnings per share amounts are calculated by dividing net profit for the year attributable to owners of the Company by the weighted average number of ordinary shares during the year. There are no transactions or items generating a dilution effect.

The following table reflects information on net profit and the number of shares used in the earnings per share computations:

	2025	2024
Net (loss) profit for the year attributable to owners of the Company:	(1,094)	235,595

Weighted average number of shares (in millions)(1)	3,747	3,747

(Loss) Earnings per share attributable to owners of the Company:
- Basic and diluted (US$)	(0.0003)	0.0629

(1)	All shares have the same economic rights

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of issuance of these consolidated financial statements that may produce a dilution effect.

27 RESTRICTION ON RETAINED EARNINGS

Pursuant to the Argentine Companies Act and the corporate bylaw, 5% of the net profit for the year must be allocated to the legal reserve until such reserve reaches 20% of the capital stock.

In this sense, the General Ordinary Shareholders’ Meeting held on April 28, 2021, allocated 44,165 to constitute the legal reserve in the terms of Art. 70 of the LGS, reaching an amount equal to 20% of the capital stock.

In accordance with General Resolution No. 609 of the CNV, the Special Reserve GR No. 609 was created, which contains the positive difference resulting from the initial balance of retained earnings presented in the financial statements of the first closing of the fiscal year of IFRS adoption and the final balance of retained earnings at the end of the last fiscal year under the previous accounting standards. Special Reserve GR No. 609 is not allowed to be reversed, to be distributed in cash or in kind and may only be reversed for capitalization purposes or to absorb any negative retained earnings balances.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

28 RELATED PARTIES INFORMATION

The following table presents the balances with related parties as of December 31, 2025 and 2024:

	As of December 31, 2025
	Other receivables	Other receivables	Trade Receivables	Investments in financial assets	Account Payables	Loans
	Non current	Current	Current	Current	Current	Current
Joint controlling shareholder:
YPF S.A.	—	—	40,611	6,866	14,632	—
BNR Power Investment B.V.	—	—	—	—	—	10,367
Associates:
Refinería del Norte S.A.	—	—	29	—	—	—
Metroenergía S.A.	—	—	3	—	—	—
A-Evangelista S.A.	—	—	—	—	1	—
U.T. Loma Campana	—	—	314	—	—	—
C.T. Barragán S.A.	—	—	54	—	—	—
GE Global Parts and Products GmbH	—	—	—	—	3,880	—
GE VERNOVA INTERNATIONAL LLC	—	1,274	—	—	7	—
GE Water & Process Technologies SC	—	—	—	—	—	—
GE VERNOVA OPERATIONS LLC	—	2,349	—	—	23,803	—
GE VERNOVA INTERNATIONAL LLC Suc. Argentina	8,995	1,189	—	—	9,993	—
Grid Solutions Argentina S.A.	—		—	—	500	—
GE HPEC NTC Energy Service	—	232	—	—	—	—
GE HIGH VOLTAGE SWITCHGEAR	—	—	—	—	602	—
INNIO Jembacher GMBH &Co OG	—	—	—	—	112	—
Pan American Sur S.A.	—	10,278	—	—	—	—
Pan American Energy LC Suc. Arg. S.A.	—	—	35	—	57	—
OPESSA	—	—	328	—	—	—
WATER TECHNOLOGIES & SOLUTIONS ARG	—	—	—	—	143	—
Compañía Mega S.A.	—	—	1,105	—	—	—
Compañía de Hidrocarburos no convencional	—	—		—	5	—
Argentine federal government-controlled entities:
CAMMESA	12,736	9,355	59,251	—	—	—

Total	21,731	24,677	101,730	6,866	53,735	10,367

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

	As of December 31, 2024
	Other Receivables	Other Receivables	Trade Receivables	Accounts Payable	Loans	Contract Liabilities		Contract Liabilities
	Non current	Current	Current	Current	Current	Non current		Current
Joint controlling entities:
YPF S.A.	—	—	48,997	12,647	—	—		—
BNR Power Investment B.V.	—	—	—	—	29,593	—		—
Associates:
Refinería del Norte S.A.	—	—	41	—	—	—		—
Metroenergía S.A.	—	—	4	—	—	—		—
A-Evangelista S.A.	—	—	—	1	—	—		—
U.T. Loma Campana	—	—	532	—	—	—		—
C.T. Barragán S.A.	—	—	57	—	—	—		—
GE Global Parts and Products GmbH	—	—	—	12,402	—	—		—
GE VERNOVA INTERNATIONAL LLC	—	—	—	118	—	—		—
GE VERNOVA OPERATIONS LLC	—	8,948	—	27,045	—	—		—
GE Water & Process Technologies SC	—	—	—	212	—	—		—
GE VERNOVA INTERNATIONAL LLC Suc, Argentina	8,465	—	—	10,452	—	—		—
Grid Solutions Argentina S.A.	—	—	—	11	—	—		—
OPESSA	—	—	356	—	—	—		—
Profertil S.A.	—	—	2,654	—	—	35,548	(1)	4,765	(1)
Pan American Sur S.A.	—	9,773	—	—	—	—		—
Argentine federal government-controlled entities:
CAMMESA	21,936	9,439	57,614	—	—	—		—

Total	30,401	28,160	110,255	62,925	29,593	35,548		4,765

(1)	Contract liabilities are related to payments received in advance from customers for revenues under PPA.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

The following table presents the amount of transactions carried out with related parties for the years ended December 31, 2025 and 2024:

	For the years ended December 31
	2025						2024
	Revenues	Purchases of goods and Services		Other Operating Income, net		Net Interest Income (Expenses) and Others	Revenues	Purchases of goods and Services		Other Operating Income, net	Net Interest Income (Expenses) and Others
Joint controlling entities:
YPF S.A.	131,199	42,566	(1)	—		155	118,560	45,362	(1)	—	—
BNR Power Investment B.V.	—	—		—		(315)	—	—		—	—
Associates:
A-Evangelista S.A.	—	—		—		—	—	31		—	—
U.T. Loma Campana	2,772	—		—		—	2,402	—		—	—
C.T. Barragán S.A.	564	—		—		—	520	74		—	—
GE Global Parts and Products GmbH	—	2,655				—	—	3,017		—	—
GE Water & Process Technologies	—	—		—		—	—	—		—	—
S.C.
GE VERNOVA OPERATIONS LLC	—	16,739	(2)	—		—	—	20,766	(2)	4,160	—
GE VERNOVA INTERNATIONAL LLC Suc. Argentina	—	18,186	(2)	—		—	—	15,470	(2)	(303)	—
GE VERNOVA INTERNATIONAL LLC	—	866		—		—	—	566		—	—
Profertil S.A.(2)	11,054	—		—		—	11,423	—		—	—
Grid Solutions Argentina S.A.	—	159		—		—	—	57		—	—
GE HIGH VOLTAGE SWITCHGEAR	—	2,972		—		—	—	—		—	—
Jenbacher International B.V.	—	43		—		—	—	—		—	—
INNIO Jembacher International B.V.S.	—	61		—		—	—	—		—	—
INNIO Jenbacher GMBH & CO OG	—	57		—		—	—	—		—	—
GE Energy Switzerland GmbH	—	—		—		—	—	—		8	—
Pan American Energy	27	262		—		171	—	283		—
Pan American Sur	—	—		—		404	—	—		—	202
YPF Tecnología S.A.	—	4		—		—	—	10		—	—
OPESSA	1,993	—		—		—	389	—		—	—
Water Technologies & Solutions Argentina	—	368		—		—	—	345		—	—
Compañía Mega S.A.	2,196	—		—		—	—	—		—	—
Compañía de Hidrocarburos no convencional	—	21		—		—	—	—		—	—
Argentine federal government-controlled entities:
CAMMESA	400,941	19,267		3,239	(4)	2,405	336,534	1,622		21,452	3,575

Total	550,746	104,226		3,239		2,820	469,828	87,603		25,317	3,777

(1)	Includes the recognition of the budgeted gas surplus as established by the GasAr Plan.
(2)

Includes the recognition of the costs related to Contract Service Agreement entered into with GE Vernova Operations LLC and GE Vernova International, Suc. Argentina for the Loma Campana I and Loma Campana II Thermal Power Plants.

(3)	Includes operations up to December 18, 2025, the date on which YPF S.A. completed the sale of its interest in Profertil S.A.
(4)	Includes interests accrued on overdue balances with CAMMESA.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

Regarding the electricity generation and commercialization business, the Company’s main customer is CAMMESA, an entity controlled by the National Government. Considering that the National Government is also YPF S.A.’s controlling shareholder, CAMMESA is considered a related party.

Key management compensation

During the years ended December 31, 2025 and 2024, compensation to key executives amounted to 4,271 and 4,629, respectively.

29 ADDITIONAL INFORMATION TO THE STATEMENT OF CASH FLOWS

Non-cash transactions	2025	2024
Acquisitions of property, plant, and equipment unpaid at the end of the year	71,457	71,304
Transfers of advances to suppliers of property, plant, and equipment	11,182	6,013
Proceeds from loans offset against payment of dividends	10,353	11,625
Trade receivables offset with financial assets	—	33,961
Trade payables offset with financial assets	6,484	—
Swap of corporate bonds	—	1,957
Contractual penalties offset with trade payables	—	4,160

Below is the evolution of loans for the years ended December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Opening balances	1,016,119	897,103
Proceeds from loans(1)	297,936	735,914
Payments of loans	(312,408)	(606,142)
Payments of interest	(54,969)	(67,355)
Accrued interest(2)	59,194	62,406
Exchange difference	(1,525)	(5,807)

Closing balances	1,004,347	1,016,119

(1)

As of December 31, 2024, proceeds from loans are net of 1,766 related to the exchange of Class XI Negotiable Obligations for Class XVI Negotiable Obligations. Additionally, as of December 31, 2025 and 2024, includes 10,353 and 11,625 offset with dividend payments to the shareholder BNR Power Investment B.V.

(2)	Includes the accrual related to the costs of loan drawdowns amounting to 1,284 and 2,892 for the years ended December 31, 2025 and 2024, respectively.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

30 MAIN CONTRACTUAL COMMITMENTS AND GUARANTEES GRANTED

The main contractual commitments assumed and guarantees granted by the Group are disclosed below:

a. Tucumán Complex and El Bracho Thermal Power Plant

The Company owns and operates the Tucumán Complex, which consists of the Tucumán Thermal Power Plant, located in the town of El Bracho, in the province of Tucumán, with a capacity of 447 MW, and the San Miguel de Tucumán with a generation capacity of 382 MW.

In addition, the Company expanded the Tucumán Complex through the thermal power plant of its subsidiary Y-GEN Eléctrica II S.A.U. (Y-GEN II, a company merged with YPF EE in 2022), El Bracho TG. This power plant has a capacity of 274 MW and obtained COD on January 27, 2018, under Resolution No. 287-E/2017 from the SEE, Y-GEN II was awarded, as a result of the established bidding process, the project to convert the existing open-cycle plant (El Bracho TG) into a combined cycle plant. On October 23, 2020, CAMMESA granted COD for the Steam Turbine No. 1 of the El Bracho Thermal Power Plant, up to a maximum total capacity of 199 MW, Steam Turbine No. 1 completes the combined cycle of El Bracho and adds 199 MW of installed capacity to the high-efficiency open-cycle gas turbine inaugurated in 2018. El Bracho has committed its capacity and energy through Power Purchase Agreements (PPAs) with CAMMESA for 10 years from the commercial authorization date of each cycle, with prices denominated in U.S. dollars. Thus, the complete Combined Cycle reached a total combined capacity of 473 MW.

On May 13, 2016, the companies Y-GEN Eléctrica S.A.U. and Y-GEN Eléctrica II S.A.U. were established to make a tender in the bidding process published by the Resolution 21/2016 of Ministry of Energy and Mining, which called for bids to provide thermal energy and capacity, which, if awarded, would sign a power sales agreement with CAMMESA for a 10-year term each, as offered, and with a price stated in U.S. dollars. The companies organized made bids to build new thermal generation plants in Neuquén (Loma Campana, Añelo) and in Tucumán (El Bracho), which were finally awarded.

b. Loma Campana and Loma Campana II Power plants

In 2015, the Company developed its first thermal generation project called Loma Campana I, located in Añelo, Neuquén province, consisting of a thermal power plant with an installed capacity of 105 MW that commenced commercial operation in early November 2017 through the distributed self-generator scheme. The Company provides capacity to YPF S.A. under an operation and maintenance agreement for 15 years, with fixed availability compensation priced in U.S. dollars. This plant began operations on November 7, 2017.

On the same site and under the framework of Resolution 21/2016, Loma Campana II was built through its subsidiary Y-GEN (merged with YPF EE in 2022), consisting of a thermal power plant with a capacity of 107 MW. It has committed its capacity and energy through a 10-year PPA with CAMMESA from the commercial authorization date, priced in U.S. dollars. Loma Campana II began operations on November 30, 2017.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

Additionally, the Company owns and operates the Loma Campana East thermal power plant, located within the oil and gas production concession block of Loma Campana in Añelo, Neuquén. This plant has a generation capacity of 17 MW and operates as a self-generation energy producer for YPF S.A., without being connected to the SADI.

c. La Plata Cogeneration I

In February 2018, the Company acquired the La Plata Cogeneration thermal generation asset, previously owned by Central Puerto S.A. This plant has an installed capacity of 128 MW and is connected to the SADI. It is located in YPF S.A.’s La Plata Industrial Complex. The Company has a 15-year steam supply contract, delivering between 190 and 210 tons per hour. The electricity generated is sold to the MEM and compensated under Resolution SEE No. 31/2020.

d. La Plata Cogeneration II

Also, under the bidding process set by SEE Resolution No. 287/2017, YPF EE was awarded a 15-year PPA with CAMMESA through the project to build a new cogeneration plant at YPF S.A.’s La Plata Refinery. This project involved installing a gas turbine, its electric generator, and a boiler for steam generation by heat recovery. On October 27, 2020, CAMMESA granted commercial authorization to the La Plata Cogeneration II Thermal Plant with a maximum capacity of 90.2 MW. The heat recovery steam generator (HRSG) produces 200 tons/hour with supplementary firing and 140 tons/hour without it. The Company signed a 15-year PPA with CAMMESA upon award, committing to installing and maintaining a generation capacity of 72 MW in summer and 80.6 MW in winter from the commercial authorization date. Furthermore, the Company signed a 15-year PPA denominated in U.S. dollars with YPF S.A., for steam generation, establishing remunerated capacity and energy prices stated in U.S. dollars.

e. Motores Manantiales Behr Thermal Plant

On March 27, 2021, CAMMESA granted COD for 35.1 MW corresponding to 3 of the 5 engines at the Motores Manantiales Behr Project, located near the Manantiales Behr Wind Farm in Chubut province, Argentina. The commercial authorization for the remaining engines, reaching a total capacity of 58 MW, was granted on April 6, 2021. The Company signed a 20-year PPA with YPF S.A. for capacity, denominated in U.S. dollars. This plant complements the energy generated by the Manantiales Behr wind farm, establishing the Company’s first hybrid generation system (thermal and wind).

f. Central Dock Sud

In April 2023, YPF EE acquired control of IDS and its subsidiary CDS. Located in Dock Sud, Avellaneda, Buenos Aires Province, the plant operates an 861 MW combined cycle consisting of two gas turbines (GT9 and GT10) and one steam turbine (ST11). Additionally, it has two 35.82 MW open-cycle gas turbines (GT7 and GT8). The controlled company operates under regulations set by the SE and the National Regulatory Entity for Electricity (“ENRE”, for its acronym in Spanish), governing the agents in the MEM. The electricity produced by the plant is dispatched and transported to the MEM through the SADI (which includes generators, transporters and distributors of electricity in Argentina),

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

and is mainly sold through CAMMESA. On March 31, 2021, CDS signed an agreement with GE to execute Inspection C08, scheduled for 2027, for a total amount of US$ 51 million.

g. Manantiales Behr Wind Farm

The Company owns the Manantiales Behr Wind Farm, with 99 MW installed capacity through 30 Vestas wind turbines of 3.3 MW of installed capacity each. The first 49.5 MW stage was commercially authorized on July 25, 2018, and the second 49.5 MW stage on December 22, 2018. Energy generated is sold to YPF S.A. under a 15-years PPA priced in U.S. dollars, enabling YPF S.A. to fulfill renewable energy regulatory requirements under Law No. 27,191. The remaining energy is sold to private sector users via PPAs also denominated in U.S. dollars, with terms from 5 to 21 years. The project has 100% dispatch priority in the MATER.

h. Cañadón León Wind Farm

In the second renewable energy tender, known as RenovAR 2.0, the Group was awarded a 20-years PPA with CAMMESA, through the construction of the Cañadón León Wind Farm with an installed capacity of 102 MW, to be located in the Province of Santa Cruz, 25 km from the city of Caleta Olivia. This PPA entered into by Luz del León S.A. with CAMMESA, for 102 MW, is for a 20-years term and has a price denominated in U.S. dollars. Additionally, the wind farm has an expansion of 21 MW, which will be delivered to YPF S.A., under a PPA in the MATER for a term of 15 years, also denominated in U.S. dollars, resulting in a total installed capacity of 123 MW.

i. Los Teros Wind Farm

During the fiscal year ended December 31, 2020, the Company completed the construction of the first stage of the Los Teros Wind Farm. This wind farm has an installed capacity of 123 MW and has obtained dispatch priority in the MATER for the entirety of such capacity. The Company contracted 100% of the energy to be generated by the wind farm through PPAs, denominated in U. S. dollars, with YPF S.A. (approximately 25%) and with various private-sector industrial users, with terms ranging from 5 to 20 years.

During the fiscal year ended December 31, 2021, the Company completed the construction of the second stage of the Los Teros Wind Farm. This wind farm has an installed capacity of 52 MW and has obtained dispatch priority in the MATER for the entirety of such capacity.

The Company has contracted 100% of the energy generated by the wind farm through PPAs, denominated in U.S. dollars, with YPF S.A. (approximately 56%) and with various private-sector industrial users, with terms ranging from 10 to 15 years.

j. Zonda Solar Farm

During the year ended December 31, 2024, the Company completed the construction of the Zonda Solar Farm in the Iglesia Department, San Juan province.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

The Group contracted 100% of the energy generated via PPAs priced in U.S. dollars with private industrial users, with terms ranging from 5 to 10 years.

k. General Levalle Wind Farm

During the fiscal year ended December 31, 2024, the Company completed the construction of the General Levalle Wind Farm, located in the town of General Levalle, Province of Córdoba. This wind farm has an installed capacity of 155 MW, consisting of 25 wind turbines installed, each with 6.2 MW of capacity.

The Group contracted 100% of the energy generated by the wind farm through PPAs, denominated in U. S. dollars, with various private-sector industrial users, with terms ranging from 5 to 10 years.

l. CASA Wind Farm

On April 25, 2024, the Company’s Board of Directors approved the construction of its fifth wind farm for the generation of electric power, to be located in the town of Olavarría, Province of Buenos Aires. The wind farm will have a total installed capacity of 63 MW, of which 28 MW will be allocated to self-generation for Cementos Avellaneda S.A. (“CASA”), and the remainder will supply industrial demand in the MATER. The estimated investment amounts to US$ 80 million.

Likewise, during May 2024, the Company signed a loan agreement for a principal amount of up to US$ 15 million for the partial financing of the construction of the CASA Wind Farm (“PECASA”), with a guarantee granted by Y-Luz Inversora S.A.U. As of the issuance date of these consolidated financial statements, funds totaling US$ 13.1 million have been drawn in connection with the financing described.

In December 2025, construction was completed, and in February 2026 the Company obtained COD (see Note 35).

m. El Quemado Solar Farm

On July 15, 2024, the Company’s Board of Directors approved the construction, through its subsidiary Luz del Campo S.A., of the first phase of its second solar power generation facility, El Quemado, to be located in Mendoza Province, with an installed capacity of 305 MW and an estimated investment of US$ 210 million. The project already has 150 MW of dispatch priority.

Luz del Campo S.A. submitted an application to join the Large Investment Incentive Regime (“RIGI”) for the project named El Quemado Solar farm for up to 305 MW, which was approved under RESOL-2025-1-APN-MEC on January 8, 2025, being the first project approved under this regime in Argentina.

On December 23, 2025, the park obtained commercial authorization for the first 100 MW, and additional 100 MW were authorized on February 26, 2026 (see Note 33). Regarding the remaining 105 MW of capacity, commercial operation is expected in the second quarter of 2026.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

n. Battery Project

On August 29, 2025, through Resolution 361/2025 of the SE, the subsidiary CDS was awarded the tender for the “Alma-GBA” project to carry out the Bess Alma Sur project with a capacity of 90 MW at a contracted price of US$ 12,815 per MW-month. The project’s CAPEX investment amounts to approximately US$ 57 million, with construction having started in November 2025 and continuing for twelve months. Testing operations are estimated to start in December 2026.

31 CONTINGENT MATTERS

Claims related to Loma Campana I and Loma Campana II Power Plants

In relation to the Loma Campana I Power Plant, on November 2, 2015, the Company entered into an Equipment Supply and Repair Contract with GE Packaged Power Inc,, currently denominated GE Vernova Operations LLC (“GEVO”), a Service Contract with General Electric International Inc,, Argentine Branch, currently denominated GE Vernova International LLC Argentine Branch (“GESA”), and an Integration Agreement entered into with such companies in order to coordinate both contracts for the maintenance of the Loma Campana I Power Plant.

On the other hand, in relation to the Loma Campana II Power Plant, on December 21, 2016, Y-GEN entered into an Equipment Supply and Repair Contract with GEVO, a Service Contract with GESA, and an Integration Agreement entered into with such companies in order to coordinate both contracts for the maintenance of the Loma Campana II Power Plant.

The Company maintains cross-claims with GE arising from, among other causes, the repeated and untimely outages of the Loma Campana I and II power plants; damages and losses due to contractual breaches by the Company; unpaid invoices by the Company to GE for various concepts; unpaid penalties for unavailability by GE; as well as claims filed against the insurance company for events that occurred during 2023.

On August 26, 2024, the Board of Directors authorized the Company to file a request for arbitration before the International Chamber of Commerce against GE Vernova International LLC, GESA, and GEVO to obtain compensation for the damages suffered by the Company as a result of the unavailability of the Loma Campana I Thermal Power Plant, The request was submitted on August 29, 2024.

On November 16, 2025, the Company filed a claim before an international arbitral tribunal against GE Vernova Operations LLC, GE Vernova International LLC, and GE Vernova International LLC Argentine Branch, in their capacity as constructors, equipment suppliers, and maintainers of the Loma Campana 1 Thermal Power Plant. The claim seeks compensation for the damages suffered by the Company as a result of successive forced shutdowns of the plant. The proceedings are governed by the ICC Arbitration Rules, and the seat of arbitration is Montevideo, Oriental Republic of Uruguay. As of the date of issuance of these financial statements, the Company is unable to make a reasonable estimate of the amount of such contingent asset.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

32 RESTRICTIONS ON THE COLLECTION OF RECEIVABLES FROM CAMMESA – SE RESOLUTION NO. 406/03

Central Vuelta de Obligado

On November 25, 2010, the SE and the main electricity generation companies entered into an “Agreement for project management and operation, increase of thermal generation availability and adjustment of the remuneration of 2008-2011 generation” (hereinafter, the “Agreement”).

Within the framework of the Agreement, the Company agreed not to collect the Sales Settlements with Maturity Date to be Defined (“LVFVD”, for its Spanish acronym) generated and to be generated during the period between January 1, 2008 and March 31, 2011 for the construction of new generation plants that would be carried out jointly by the generators that signed the Agreement and the SE. This receivable would be settled once the interest rate stipulated in Section 3 of SE Resolution No, 406/03 has been added and translated into U.S. dollars as of the date of signing the Agreement, in 120 equal and consecutive monthly installments, as of the commercial authorization of the new project, plus an annual yield equivalent to that obtained by applying a 30-day LIBOR plus 5% per annum, The claims included in the agreement were applied to the construction of the Vuelta de Obligado Thermal Power Plant (CVOSA). As of July 1, 2023, the LIBOR ceased to be published and, consequently, for the purposes of calculating the credit yield, it was replaced by the Secured Overnight Financial Rate (“SOFR”) plus a margin of 11.048% per annum.

On March 20, 2018, the CVOSA Combined Cycle Plant entered into commercial operation, which was confirmed by CAMMESA through its Note B-125446–1. On February 7, 2019, the contract was signed between the Central Vuelta de Obligado Trust (“FCVO”) and CAMMESA.

As of December 31, 2025, CAMMESA paid 92 installments for a total amount of US$ 127.3 million.

CAMMESA’s debt to the Company as of December 31, 2025 arising from the application of SE Resolution No. 406/03 corresponds in its entirety to the funds allocated to the CVOSA project. As of December 31, 2025, this receivable is disclosed under Other receivables (non-current and current) financial statements line items for 12,736 and 9,355, respectively.

33 SUBSEQUENT EVENTS

•	Commercial authorization of the Cementos Avellaneda S.A. Wind Farm

On February 12, 2026, the Company obtained the commercial authorization of the Cementos Avellaneda S.A. Wind Farm for 63 MW.

•	Commercial authorization of the El Quemado Solar Farm

On February 26, 2026, the Company obtained the commercial authorization of the second 100MW of the El Quemado Solar Farm.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

YPF ENERGÍA ELÉCTRICA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Amounts expressed in thousands of United States dollars, except as otherwise indicated)

•	Loan from BNR Power partial payment and extension

On March 16, 2026, the Company partially repaid to BNR Power Investments B.V. the sum of US$ 7,885,733.93, corresponding to part of the principal amount originally borrowed. Accrued interest as of that date were also paid in full. On the same date, the Company and the lender agreed to extend the maturity date of the remaining outstanding principal of US$ 2,466,894.28 from March 16, 2026 to June 16, 2026, under the same terms and conditions as originally agreed.

•	TGS Public Tender No. 01/2026

During April 2026, pursuant to Gasoducto Perito Moreno (“GPM”) Public Tender No. 01/2026 and Transportadora de Gas del Sur (“TGS”) Public Tender No. 01/2026, the Company and its subsidiary CDS were awarded the incremental firm transportation capacity expansion, amounting to 368,499 m³ per day (Tratayén–Salliqueló) and 361,239 m³ per day (Salliqueló–GBA), respectively, each for a term of 35 years.

Pursuant to the terms and conditions established in the tender specifications of the aforementioned bidding process, the Group has undertaken to make advance payments related to the first 15 years of the contract, for a total amount of US$ 51.8 million and Argentine pesos 15,760 million (subject to adjustment at the time of payment in accordance with the applicable tariff in force), plus value added tax (VAT), per each company. Such payments will be made in four installments, payable between May 2026 and the commencement of operations of the gas pipeline expansion, currently estimated to occur on April 30, 2027.

•	General Shareholders’ Meeting

At the Ordinary and Extraordinary General Shareholders’ Meeting and Special Meeting of Classes held on April 29, 2026, the shareholders resolved, among other matters, to: (i) approve the documentation referred to in Section 234, paragraph 1 of the Argentine General Companies Law No. 19,550, corresponding to fiscal year No. 13, covering the period from January 1 to December 31, 2025; (ii) ratify the allocation of the cumulative conversion adjustment as of December 31, 2025 to reserves and retained earnings, as described in the Board of Directors’ Report; (iii) decrease the reserve for future investments in the amount of US$41.5 million (equivalent to 60,166,000,000 Argentine pesos); (iv) allocate US$1.1 million (equivalent to 1,576,000,000 Argentine pesos) to offset the loss for the year; and (v) allocate US$40.4 million (equivalent to 58,590,000,000 Argentine pesos) to a discretionary reserve for future dividend distribution, granting the Board of Directors, until December 31, 2026, the authority to determine, if deemed appropriate and subject to the Company’s needs, the timing and amount of any distribution, considering the Company’s financial position, cash availability, operating results, investment plans and other relevant factors.

As of the date of issuance of these consolidated financial statements, no other significant subsequent events have occurred whose effect on the Group’s financial position and operating results as of December 31, 2025, or their disclosure in the notes to these consolidated financial statements, if applicable, have not been considered in accordance with IFRS Accounting Standards.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Class     common shares

American Depositary Shares

YPF Energía Eléctrica S.A.

Global Coordinators

Goldman Sachs & Co. LLC

BofA Securities

Citigroup

    , 2026

Through and including    , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Neither the laws of Argentina nor our bylaws or other constitutive documents provide for indemnification of our directors and officers. While the duties and liabilities of our directors are governed by the Argentine General Corporations Law, the activities of our officers, other than our directors, are regulated by Argentine labor law. However, we agreed to indemnify our directors and officers for any damages resulting from the performance of their duties as directors and officers, except for damages resulting from gross negligence, fraud, dishonesty or bad faith by any director or officer, as determined by a final and non-appealable judgment. We maintain directors’ and officers’ liability insurance covering our directors and executive officers with respect to general civil liability, which he or she may incur in his or her capacity as such. In addition, pursuant to the underwriting agreement, the international underwriters will agree to indemnify, under certain conditions, the registrant, its directors and officers and persons who control us (within the meaning of the Securities Act) against certain liabilities under the U.S. securities laws.

Item 7. Recent Sales of Unregistered Securities.

Not Applicable.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits: The following documents are filed as part of this prospectus:

Exhibit No.	Description

1.01*	Form of Underwriting Agreement

3.01*	English translation of Bylaws of YPF Energía Eléctrica S.A.

3.02*	Form of Deposit Agreement among YPF Energía Eléctrica S.A., , as depositary, and the owners and holders from time to time of American Depositary Shares issued thereunder

5.01*	Form of opinion of Bruchou & Funes de Rioja, Argentine counsel of the registrant, as to the validity of the common shares

10.01*	Indenture, dated October 16, 2024, among YPF Energía Eléctrica S.A., as issuer, The Bank of New York Mellon, as trustee, co-registrar, principal paying agent and transfer agent, and Banco Santander Argentina S.A., as Argentine registrar, Argentine paying agent, Argentine transfer agent and representative of the trustee in Argentina

21.01*	List of subsidiaries

23.01*	Consent of Deloitte & Co. S.A.

23.02*	Consent of Buchou & Funes de Rioja (relating to Exhibit 5.1)

24.01*	Powers of attorney (included on signature page to the registration statement)

107*	Filing Fee Table

*	To be filed by amendment.

(b) Financial Statement Schedules: All schedules have been omitted because they are not required, are not applicable or the required information is otherwise set forth in the consolidated financial statements or related notes thereto.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Item 9. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the international underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the international underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

SIGNATURES

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina, on     , 2026.

YPF Energía Eléctrica S.A.

By:
Name:
Title:

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints      and      and each of them, individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on     , 2026.

	Name	Title

By:	Name: Héctor Martín Mandarano	Chief Executive Officer

By:	Name: Gabriel Eduardo Ábalos	Chief Financial Officer

By:	Name: Andres Marcelo Scarone	Director

By:	Name: Patrick Leahy	Director

By:	Name: Santiago Sacerdote	Director

By:	Name: Pedro Luis Kearney	Director

By:	Name: Javier Martí	Director

By:	Name: Hernan Luis Polverini	Director

By:	Name: Gabriela Dietrich	Director

By:	Name: Marco Alejandro Bramer Markovic	Director

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of YPF Energía Eléctrica S.A., has signed this Registration Statement or amendment thereto in New York on     , 2026.

COGENCY GLOBAL INC.

By:
Name:
Title: